As filed with the Securities and Exchange Commission on January 6, 2023.

Registration No. 333-268201

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Oculis Holding AG

(Exact Name of Registrant as Specified in Its Charter)

Switzerland	2834	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	Bahnhofstrasse 7 CH-6300 Zug, Switzerland Tel.: +41-58-810-0182

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Tel.:

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies of all correspondence to:

Michael Davis Derek Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: (212) 450-4000	Dr. Matthias Staehelin Vischer AG Aeschenvorstadt 4 Postfach 4010 Basel, Switzerland Tel: +41 58 211 33 00	Divakar Gupta Ryan Sansom Katie Kazem Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 Tel: (617) 937-2300	Michal Berkner Cooley (UK) LLP 22 Bishopsgate London, UK EC2N 4BQ Tel: +44 20 7583 4055

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and on completion of the Business Combination described in the enclosed proxy statement/prospectus.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary proxy statement/prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY PROXY STATEMENT AND PROSPECTUS

SUBJECT TO COMPLETION, DATED JANUARY 6, 2023

European Biotech Acquisition Corp.

EPFL Innovation Park, Bat D

3e Route J-D. Colladon

CH-1015 Lausanne, Switzerland

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF EUROPEAN BIOTECH ACQUISITION CORP.

AND

PROSPECTUS FOR 44,596,718 ORDINARY SHARES AND 4,403,294 WARRANTS OF

OCULIS HOLDING AG

Dear EBAC Shareholder:

You are cordially invited to attend an extraordinary general meeting of the shareholders of European Biotech Acquisition Corp., a Cayman Islands exempted company (“EBAC”, “we”, “us” or “our”) (the “Extraordinary General Meeting”), which will be held on             , 2023 at          a.m., Eastern Time, at             , located at              and virtually via a live webcast at             , or at such other time, on such other date and at such other place to which the meeting may be adjourned. To attend the meeting virtually please visit              and use a 12-digit control number assigned by Continental Stock Transfer & Trust Company included on your proxy card or notice of the Extraordinary General Meeting. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (i.e., those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.

On October 17, 2022, EBAC and Oculis SA, a stock corporation (Aktiengesellschaft) incorporated and existing under the laws of Switzerland (“Oculis” or the “Company”) entered into a Business Combination Agreement (as it may be amended from time to time, the “Business Combination Agreement”), attached hereto as Annex A, pursuant to which, among other things, shareholders of each of EBAC and Oculis will exchange their securities in those entities for securities of Oculis Holding AG, a stock corporation (Aktiengesellschaft) incorporated and existing under the laws of Switzerland and that is a direct wholly owned subsidiary of EBAC (“New Parent”). Following the execution of the Business Combination Agreement, New Parent formed each of Oculis Merger Sub I Company, a Cayman Islands exempted company and a direct wholly owned subsidiary of New Parent (“Merger Sub 1”), Oculis Merger Sub II Company, a Cayman Islands exempted company and a direct wholly owned subsidiary of New Parent (“Merger Sub 2”) and Oculis Operations GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) incorporated and existing under the laws of Switzerland and a direct wholly owned subsidiary of New Parent (“Merger Sub 3”) for the purposes of carrying out the transactions therein and in connection therewith. To effectuate the Business Combination and related transactions contemplated by the Business Combination Agreement (and described therein), among other things and subject to the terms and conditions therein, the Business Combination Agreement provides that:

i.	the PIPE Investors (as defined below) will transfer $63,303,910 to EBAC in exchange for 6,330,391 shares of EBAC Class A Common Stock (the “PIPE Shares”);

ii.

Merger Sub 1 will be merged with and into EBAC, the separate entity existence of Merger Sub 1 will cease and EBAC will be the surviving company and a wholly owned subsidiary of New Parent (the “First Merger,” and the time at which the First Merger becomes effective, the “First Merger Effective Time”);

iii.

as part of the First Merger, (i) each share of EBAC Common Stock (including those held by the PIPE Investors) shall be automatically converted into one class of common stock of EBAC, as the surviving company of the First Merger (the “Surviving EBAC Shares”), (ii) each EBAC Warrant (as defined below) outstanding immediately prior to the First Merger Effective time will be automatically converted into warrants of EBAC, as the surviving company of the First Merger (“Surviving EBAC Warrants”) and (iii) EBAC shall deposit, or cause to be deposited, with the Exchange Agent (as defined below) (held solely on behalf of the holders of EBAC Common Stock and EBAC Warrants) the Surviving EBAC Shares and Surviving EBAC Warrants on the terms and subject to the conditions set forth in the Business Combination Agreement and in the Ancillary Agreements (as defined below);

iv.

on the day before the Acquisition Closing Date (as defined in the Business Combination Agreement) and following the First Merger Effective Time but prior to the Second Merger Effective Time (as defined below), the Exchange Agent will contribute the Surviving EBAC Shares and Surviving EBAC Warrants to New Parent (the “Exchange Agent Contribution”) in exchange for (i) New Parent ordinary shares, nominal value CHF 0.01 (“New Parent Shares”) and (ii) a right to acquire New Parent Shares (“New Parent Warrants”), in each case of (i) and (ii), to be held by the Exchange Agent solely on behalf of the holders of Surviving EBAC Shares and Surviving EBAC Warrants (the “New Parent Interests Consideration”);

v.

in connection with the Exchange Agent Contribution, on the day before the Acquisition Closing Date and prior to the Second Merger Effective Time, the Exchange Agent will undertake to distribute the (i) New Parent Shares as part of the New Parent Interests Consideration to the holders of Surviving EBAC Shares and (ii) New Parent Warrants as part of the New Parent Interests Consideration to the holders of Surviving EBAC Warrants (“Exchange Agent Contribution Actions”);

vi.

on the day before the Acquisition Closing Date and following the completion of the Exchange Agent Contribution Actions, at the Second Merger Effective Time, EBAC will merge with and into Merger Sub 2, the separate corporate existence of EBAC will cease and Merger Sub 2 will be the surviving company and remain a wholly owned subsidiary of New Parent (the “Second Merger” and the time at which the Second Merger becomes effective, the “Second Merger Effective Time”, and the Second Merger, together with the First Merger, the “EBAC Mergers”), and following the Acquisition Closing, Merger Sub 2 shall be liquidated and its assets distributed to New Parent;

vii.

after the Second Merger Effective Time but before the Oculis Share Contribution (as defined below), it is the intention of the parties to the Convertible Loan Agreement (as defined below) that New Parent will assume the Convertible Loan Agreement, pursuant to which certain Oculis Shareholders (as defined below) (the “Lenders”) granted Oculis a right to receive a convertible loan with certain conversion rights in an aggregate amount of $12,670,000, and that immediately after such assumption but before the Oculis Share Contribution, the Lenders will exercise their conversion rights in exchange for New Parent Shares at $10.00 per share, on the same terms as the PIPE Investors;

viii.

at approximately 10:00 a.m. Eastern Time on the Acquisition Closing Date, those Oculis Shareholders executing Oculis Shareholders Support Agreements and the exchange notice contemplated by the Business Combination Agreement shall effect the contribution to New Parent of all Company Share Capital held by such Oculis Shareholders free and clear of all liens (other than general restrictions on transfer under applicable securities laws or the articles of association of Oculis) in exchange for New Parent Shares on the terms and subject to the conditions set forth in the Business Combination Agreement and Oculis Shareholders Support Agreement (as defined below); and

ix.

approximately 30 days after the closing of the EBAC Mergers, pursuant to a merger agreement to be entered into in accordance with Section 9.10 of the Business Combination Agreement, Oculis will merge with and into Merger Sub 3, the separate corporate existence of Oculis will cease and Merger Sub 3 will be the surviving company and remain a wholly owned subsidiary of New Parent (the “Third Merger” and together with the EBAC Mergers, the “Mergers”).

In addition, certain Oculis equityholders will receive additional consideration in the form of an earnout of, collectively, 4,000,000 newly issued New Parent Shares and options underlying such New Parent Shares (“Earnout Options”), that will be received pro rata in proportion to their equity interests in Oculis as of the date of the Business Combination Agreement (the “Earnout Consideration”). The Earnout Consideration will be issued to such Oculis equityholders upon the Acquisition Closing but shall initially be unvested and subject to forfeiture in the event of a failure to achieve the performance targets. The Earnout Consideration will consist of three tranches of New Parent Shares (“Earnout Shares”), as follows (in the case of each tranche, minus any Earnout Options granted to replace vested options to purchase shares of Oculis common stock): (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000, vesting based on the achievement of post-Acquisition Closing share price targets of New Parent Shares of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the Acquisition Closing Date and ending on or prior to the fifth anniversary of the Acquisition Closing Date (the “Earnout Period”). A given share price target described above will also be deemed to be achieved (to the extent such target has not already been achieved) if there is a Change of Control (as defined in the Business Combination Agreement) transaction of New Parent during the Earnout Period. Such Oculis equityholders’ right and entitlement to receive the Earnout Consideration will be forfeited to the extent that the relevant share price targets have not been achieved by the fifth anniversary of the Acquisition Closing Date. The Earnout Shares shall not be entitled to vote on matters submitted to the holders of New Parent Shares for approval or be entitled to receive dividends or distributions in respect of the New Parent Shares, if any, until the achievement of such share price targets specified above.

The Sponsor (as defined below) will forfeit 727,096 of its shares of EBAC Class B Common Stock (as defined below) for no consideration, contingent upon the consummation of the Acquisition Closing. Furthermore, if as of the Acquisition Closing Date (i) the amount of cash available in the Trust Account (as defined below) following the Extraordinary General Meeting (after deducting the EBAC Share Redemption Amount (as defined below) but before payment of any transaction expenses of Oculis or EBAC), plus (ii) the PIPE Investment Amount (as defined below) actually received by New Parent (or other financing, including through a convertible loan, in connection with the Acquisition Transactions) prior to or substantially concurrently with the Acquisition Closing from a PIPE Investor or other investor that in either case has been introduced to Oculis following the date of the Business Combination Agreement by the Sponsor or its affiliates, is less than $25,500,000, then the Sponsor will forfeit for no consideration an additional number of EBAC Class B Common Stock (the “Additional At-Risk Shares”) proportional to the available cash relative to the $25,500,000 threshold (up to a maximum of 1,594,348 Additional At-Risk Shares); provided that such amount may be reduced by the number of Additional At-Risk Shares transferred by the Sponsor to EBAC Shareholders in connection with executing a Non-Redemption Agreement or similar arrangement after the date hereof; provided further that, the number of shares transferred to any such shareholder does not exceed 10% of the number of EBAC Class A Common Stock owned by such shareholder as of the date of such Non-Redemption Agreement or similar arrangement.

In connection with the foregoing and concurrently with the execution of the Business Combination Agreement, EBAC entered into Subscription Agreements with the PIPE Investors (the “Subscription Agreements”), pursuant to which such PIPE Investors have agreed to purchase from EBAC, severally and not jointly, and EBAC has agreed to issue from treasury and sell to such PIPE Investors, a number of EBAC Class A Common Stock equal to (i) the total subscription amount from the PIPE Investors divided by (ii) $10.00. The shares of EBAC Class A Common Stock to be issued from treasury pursuant to the Subscription Agreements have not been registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act (as defined below). Upon the Acquisition Closing, New Parent will grant the PIPE Investors certain customary registration rights in connection with the PIPE Financing (as defined below), including demand and piggyback rights, as set forth in the Registration Rights and Lock-Up Agreement (as defined below). The PIPE Financing is contingent upon, among other things, the Acquisition Closing.

Further, the Sponsor and certain EBAC Shareholders have agreed pursuant to the Shareholder Non-Redemption Agreement, dated as of October 17, 2022 (the “Non-Redemption Agreements”) to, among other things, vote in favor of the transactions contemplated in the Business Combination Agreement for which the approval of EBAC Shareholders is required and have agreed not to redeem or exercise any right to redeem any shares, capital stock or any other equity interests, as applicable, of EBAC that the Sponsor or such EBAC shareholder, as applicable, holds of record or beneficially, as of the date of executing such Non-Redemption Agreement, or acquires thereafter.

Additionally, in connection with their entry into the Business Combination Agreement, Oculis, EBAC, and the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor has agreed (i) to vote in favor of the Business Combination Agreement and the transactions contemplated thereby, subject to the terms and conditions contemplated by the Sponsor Letter Agreement and (ii) to be bound by certain transfer restrictions with respect to the equity interests of EBAC held by them.

At the Extraordinary General Meeting, EBAC Shareholders will be asked to consider and vote upon a proposal, as an ordinary resolution, to approve the Business Combination Agreement, and the transactions contemplated thereby (the “Business Combination Proposal” or “Proposal No. 1”).

EBAC Shareholders will also be asked to approve and authorize, by special resolution, the form of plan of merger (the “Plan of Merger”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex C, pursuant to which Merger Sub 1 will be merged with and into EBAC, the separate entity existence of Merger Sub 1 will cease, and EBAC will be the surviving company and a direct wholly owned subsidiary of New Parent (the “Merger Proposal” or “Proposal No. 2”).

EBAC Shareholders are also being asked to consider and vote upon a proposal, as an ordinary resolution, to adjourn the Extraordinary General Meeting to a later date or dates to the extent reasonable (i) to ensure that any supplement or amendment to this proxy statement/prospectus is provided to EBAC Shareholders, (ii) in order to solicit additional proxies from EBAC Shareholders in favor of the Business Combination Proposal and the Merger Proposal or for any other reason in connection with the transactions contemplated by the Business Combination Agreement or (iii) if EBAC Shareholders redeem an amount of EBAC Class A Common Stock such that the Minimum EBAC Cash Condition (as defined below) would not be satisfied (the “Adjournment Proposal” or “Proposal No. 3”).

Each of Proposal No. 1, Proposal No. 2 and Proposal No. 3 is more fully described in this proxy statement/prospectus, which each shareholder is encouraged to read carefully.

The EBAC Class A Common Stock, EBAC Public Units (as defined below) and EBAC Public Warrants (as defined below) are currently listed on the Nasdaq Capital Market under the symbols “EBAC,” “EBACU” and “EBACW,” respectively. Upon the Acquisition Closing, EBAC’s securities will be delisted from the Nasdaq Capital Market. New Parent intends to apply to list the New Parent Shares and New Parent Warrants (as defined below) on the Nasdaq Capital Market under the symbols “OCS” and “OCSAW,” respectively, upon the Acquisition Closing.

With respect to EBAC and the holders of the EBAC Common Stock, this proxy statement/prospectus serves as a:

•

proxy statement for the Extraordinary General Meeting being held on             , 2023 where EBAC Shareholders will vote on, among other things, a proposal to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, and to authorize the Plan of Merger; and

•	prospectus for the New Parent Shares and New Parent Warrants that will be issued in connection with the Business Combination.

Pursuant to EBAC’s amended and restated memorandum and articles of association, EBAC is providing its public shareholders with the opportunity to redeem, subject to the Acquisition Closing being completed, any EBAC Class A Common Stock then held by them for the right to receive an amount in cash equal to each EBAC shareholder’s respective pro rata share of the aggregate amount on deposit (as of two business days prior to the Acquisition Closing) in the Trust Account that holds the proceeds (including interest accrued thereon, which shall be net of taxes payable) of EBAC’s initial public offering and certain of the proceeds of the sale of the EBAC Private Placement Units (as defined below). Redemptions referred to herein shall take effect as repurchases into treasury under EBAC’s amended and restated memorandum and articles of association. The EBAC Share Redemption Amount will be distributed, subject to all conditions to the Acquisition Closing being met, by New Parent to shareholders who properly redeem their EBAC Class A Common Stock. The EBAC Share Redemption Amount will not be reduced by the aggregate deferred underwriting fee that EBAC will pay to the underwriters of EBAC’s initial public offering or the Transaction Expenses (as defined below), which together are estimated to amount to $7.4 million. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of approximately $128.3 million as of September 30, 2022, the estimated redemption price per share of EBAC Class A Common Stock would have been approximately $10.052. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent (as defined below) in order to validly redeem its shares. Public shareholders may elect to redeem their shares even if they vote for the Business Combination Proposal and the Merger Proposal. A public shareholder, together with any of its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act (as defined below)), will be restricted from redeeming in the aggregate its shares or, if part of such a group, the group’s shares, in excess of 15% of the outstanding EBAC Class A Common Stock. EBAC has no specified maximum redemption threshold under its amended and restated memorandum and articles of association, other than the aforementioned 15% threshold. Each redemption of EBAC Class A Common Stock by EBAC’s public shareholders will reduce the amount in the Trust Account.

The conditions to the Acquisition Closing are for the sole benefit of the parties thereto and may be waived by such parties. The Business Combination Agreement provides that the parties’ obligation to consummate the Business Combination is conditioned, among other things, on the amount of cash in the Trust Account (net of the Cash Redemption Amount (as defined below)) together with the proceeds from the PIPE Financing (or other financing in connection with the EBAC Mergers, such as the Convertible Loan Agreement) (after payment of any unpaid transaction expenses of Oculis and EBAC) being equal to or greater than $100 million (such condition, the “Minimum EBAC Cash Condition”). If, as a result of redemptions of EBAC Class A Common Stock by EBAC’s public shareholders, the Minimum EBAC Cash Condition is not met or is not waived by the parties, then either party may elect not to consummate the Business Combination. In addition, in no event will EBAC redeem its EBAC Class A Common Stock in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in EBAC’s amended and restated memorandum and articles of association. Unless otherwise specified, the information in this proxy statement/prospectus assumes that none of EBAC’s public shareholders exercise their redemption rights with respect to their EBAC Class A Common Stock.

The EBAC Initial Shareholders (as defined below) and certain other officers and directors of EBAC have agreed, for no consideration in return, to waive their redemption rights with respect to any Founder Shares (as defined below) they may hold in connection with the consummation of the Business Combination, and the Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. The Sponsor has agreed to vote any EBAC Common Stock (including Founder Shares and any other public shares of EBAC as of the record date) owned by it in favor of the Business Combination and the transactions contemplated thereby (including by voting in favor of the Business Combination Proposal and the Merger Proposal and for any other proposal presented to EBAC Shareholders in this proxy statement/prospectus). The Founder Shares are subject to transfer restrictions. EBAC’s amended and restated memorandum and articles of association includes a conversion adjustment which provides that the Founder Shares will automatically convert, at the time of the Business Combination, into the number of EBAC Class A Common Stock one day after the Acquisition Closing, at a one-to-one conversion rate. However, the Sponsor has agreed to waive such conversion adjustment pursuant to the Sponsor Letter Agreement, and as referenced above, in connection with the transactions contemplated hereby, such Founder Shares ultimately become New Parent Shares in connection with the consummation of the transactions contemplated hereby.

EBAC is providing this proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting and at any adjournments or postponements of the Extraordinary General Meeting. Information about the Extraordinary General Meeting, the Business Combination and other related business to be considered by EBAC Shareholders at the Extraordinary General Meeting is included in this proxy statement/prospectus. Whether or not you plan to attend the Extraordinary General Meeting, all EBAC Shareholders are urged to read carefully this proxy statement/prospectus, including the Annexes and the accompanying financial statements of New Parent, EBAC and Oculis, carefully and in their entirety. In particular, you are urged to read carefully the section entitled “Risk Factors.”

After careful consideration, the EBAC Board has approved the Business Combination Proposal and the Business Combination, and recommends that EBAC Shareholders vote “FOR” adoption of the Business Combination Agreement and approval of the Business Combination and “FOR” any other proposal presented to EBAC Shareholders in this proxy statement/prospectus. When considering the EBAC

Board’s recommendation of these proposals, you should keep in mind that certain EBAC directors and officers have interests in the Business Combination that may conflict with your interests as shareholders. Please see the section entitled “Proposal No. 1—The Business Combination Proposal— Interests of Certain Persons in the Business Combination” for additional information.

Approval of the Business Combination Proposal requires the affirmative vote of holders of at least a majority of the EBAC Common Stock that are entitled to vote and are voted at the Extraordinary General Meeting. Approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the EBAC Common Stock that are entitled to vote and are voted at the Extraordinary General Meeting. Approval of the Merger Proposal requires the affirmative vote of holders of at least two-thirds of the EBAC Common Stock that are entitled to vote and are voted at the Extraordinary General Meeting.

Your vote is very important. Whether or not you plan to attend the Extraordinary General Meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to ensure that your shares are represented at the Extraordinary General Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Extraordinary General Meeting. The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal and the Merger Proposal are approved at the Extraordinary General Meeting. The Acquisition Closing is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. If the Business Combination Proposal and the Merger Proposal are not approved by the shareholders of EBAC, the Business Combination will not be consummated. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Extraordinary General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and you do not attend the Extraordinary General Meeting in person, your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. If you are a shareholder of record and you attend the Extraordinary General Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND THAT EBAC REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE INITIALLY SCHEDULED VOTE AT THE EXTRAORDINARY GENERAL MEETING. YOUR REDEMPTION RIGHTS INCLUDE THE REQUIREMENT THAT A HOLDER MUST IDENTIFY ITSELF IN WRITING AS A BENEFICIAL HOLDER AND PROVIDE ITS LEGAL NAME, PHONE NUMBER AND ADDRESS TO THE TRANSFER AGENT IN ORDER TO VALIDLY REDEEM ITS SHARES. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S (“DTC”) DEPOSIT WITHDRAWAL AT CUSTODIAN (“DWAC”) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN YOUR SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD YOUR SHARES IN “STREET NAME,” YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of the EBAC Board, I would like to thank you for your support of EBAC and look forward to a successful completion of the Business Combination.

Sincerely,

Martijn Kleijwegt
Chairman of the EBAC Board

                    , 2023

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES OR REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED PARTY TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated             , 2023 and is expected to be first mailed or otherwise delivered to EBAC Shareholders on or about             , 2023.

ADDITIONAL INFORMATION

No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus describes other than those contained in this proxy statement/prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by EBAC, Oculis or New Parent. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of securities under this proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of EBAC, Oculis or New Parent since the date of this proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF EUROPEAN BIOTECH ACQUISITION CORP.,

TO BE HELD ON            , 2023

To the Shareholders of EBAC:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of EBAC (the “Extraordinary General Meeting”) will be held on             , 2023 at             a.m., Eastern Time, at             , located at             , and via a live webcast at             , or at such other time, on such other date and at such other place to which the meeting may be adjourned. You are cordially invited to attend the Extraordinary General Meeting to conduct the following items of business and/or consider, and if thought fit, approve the following items:

1.

Proposal No. 1 — Business Combination Proposal — a proposal to approve, as an ordinary resolution, and adopt the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated thereby, including the Business Combination;

2.

Proposal No. 2 — Merger Proposal — a proposal to approve and authorize, by special resolution, the Plan of Merger, a copy of which is attached to the accompanying proxy statement/prospectus as Annex C, pursuant to which Merger Sub 1 will be merged with and into EBAC, the separate entity existence of Merger Sub 1 will cease, and EBAC will be the surviving company and a direct wholly owned subsidiary of New Parent; and

3.

Proposal No. 3 — Adjournment Proposal — a proposal to approve, as an ordinary resolution, to adjourn the Extraordinary General Meeting to a later date or dates to the extent reasonable (i) to ensure that any supplement or amendment to this proxy statement/prospectus is provided to EBAC Shareholders, (ii) in order to solicit additional proxies from EBAC Shareholders in favor of the Business Combination Proposal and the Merger Proposal or for any other reason in connection with the transactions contemplated by the Business Combination Agreement or (iii) if EBAC Shareholders redeem an amount of EBAC Class A Common Stock such that the Minimum EBAC Cash Condition would not be satisfied.

To attend the meeting virtually please visit              and use a 12-digit control number assigned by Continental included on your proxy card or notice of the Extraordinary General Meeting. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (i.e., those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.

The record date for the Extraordinary General Meeting that hold their shares in “street name” is             , 2023. For EBAC Shareholders holding their shares in “street name,” only shareholders holding such shares at the close of business on that date may vote at the Extraordinary General Meeting or any adjournment thereof. For the avoidance of doubt, the record date does not apply to EBAC Shareholders that hold their shares in registered form and are registered as shareholders in EBAC’s register of members. EBAC Shareholders that hold their shares in registered form are entitled to one vote on each proposal presented at the Extraordinary General Meeting for each share of EBAC Common Stock held on the record date of the Extraordinary General Meeting.

As further described in this proxy statement/prospectus, subject to the terms and conditions of the Business Combination Agreement, in connection with the consummation of the Business Combination, among other things, shareholders of each of EBAC and Oculis will exchange their securities in those entities, as applicable, for securities of New Parent. To effectuate the Business Combination and related transactions contemplated by the Business Combination Agreement (and described therein), among other things and subject to the terms and conditions therein, the Business Combination Agreement provides that:

i.	the PIPE Investors will transfer $63,303,910 to EBAC in exchange for 6,330,391 PIPE Shares;

ii.

EBAC will undergo the First Merger; and as part of the First Merger, (i) each share of EBAC Common Stock (including those held by the PIPE Investors) shall be automatically converted into the Surviving EBAC Shares (ii) each EBAC Warrant outstanding immediately prior to the First Merger Effective time will be automatically converted into Surviving EBAC Warrants and (iii) EBAC shall deposit, or cause to be deposited, with the Exchange Agent (held solely on behalf of the holders of EBAC Common Stock and EBAC Warrants) the Surviving EBAC Shares and Surviving EBAC Warrants on the terms and subject to the conditions set forth in the Business Combination Agreement and in the Ancillary Agreements;

iii.

on the day before the Acquisition Closing Date and following the First Merger Effective Time but prior to the Second Merger Effective Time, the Exchange Agent, solely on behalf of the holders of Surviving EBAC Shares and Surviving EBAC Warrants, will undertake the Exchange Agent Contribution Actions in exchange for receipt of the New Parent Interests Consideration;

iv.

in connection with the Exchange Agent Contribution, on the day before the Acquisition Closing Date and prior to the Second Merger Effective Time, the Exchange Agent will undertake to distribute (i) the New Parent Shares as part of the New Parent Interests Consideration to the holders of Surviving EBAC Shares and (ii) the New Parent Warrants as part of the New Parent Interests Consideration to the holders of Surviving EBAC Warrants;

v.

on the day before the Acquisition Closing Date and following the completion of the Exchange Agent Contribution Actions, at the Second Merger Effective Time, EBAC will undergo the Second Merger, pursuant to which, among other things, the separate corporate existence of EBAC will cease, and following the Acquisition Closing, Merger Sub 2 will be liquidated and its assets distributed to New Parent;

vi.

after the Second Merger Effective Time but before the Oculis Share Contribution, it is the intention of the parties to the Convertible Loan Agreement that New Parent will assume the Convertible Loan Agreement, pursuant to which the Lenders granted Oculis a right to receive a convertible loan with certain conversion rights in an aggregate amount of $12,670,000, and that immediately after such assumption but before the Oculis Share Contribution, the Lenders will exercise their conversion rights in exchange for New Parent Shares at $10.00 per share, on the same terms as the PIPE Investors;

vii.

at approximately 10:00 a.m. Eastern Time on the Acquisition Closing Date, those Oculis Shareholders executing the Oculis Shareholders Support Agreements and the exchange notice contemplated by the Business Combination Agreement shall effect the contribution to New Parent of all Company Share Capital held by such Oculis Shareholders free and clear of all liens (other than general restrictions on transfer under applicable securities laws or the articles of association of Oculis) in exchange for New Parent Shares on the terms and subject to the conditions set forth in the Business Combination Agreement and Oculis Shareholders Support Agreement; and

viii.	approximately 30 days after the closing of the EBAC Mergers, Oculis will undergo the Third Merger.

In addition, certain Oculis equityholders will receive additional Earnout Consideration that will be received pro rata in proportion to their equity interests in Oculis as of the date of the Business Combination Agreement. The Earnout Consideration will be issued to such Oculis equityholders upon the Acquisition Closing but shall initially be unvested and subject to forfeiture in the event of a failure to achieve the performance targets. The Earnout Consideration will consist of three tranches of Earnout Shares, as follows (in the case of each tranche, minus any Earnout Options granted to replace vested options to purchase shares of Oculis common stock): (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000, vesting based on the achievement of post-Acquisition Closing share price targets of New Parent Shares of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the Acquisition Closing Date and ending on or prior to the fifth anniversary of the Acquisition Closing Date. A given share price target described above will also be deemed to be achieved (to the extent such target has not already been achieved) if there is a Change of Control (as defined in the Business Combination Agreement) transaction of New Parent during the Earnout Period. Such Oculis equityholders’ right and entitlement to receive the Earnout Consideration will be forfeited to the extent that the relevant share price targets have not been achieved by the fifth anniversary of the Acquisition Closing Date. The Earnout Shares shall not be entitled to vote on matters submitted to the holders of New Parent Shares for approval or be entitled to receive dividends or distributions in respect of the New Parent Shares, if any, until the achievement of such share price targets specified above.

In connection with the foregoing and concurrently with the execution of the Business Combination Agreement, EBAC entered into Subscription Agreements with the PIPE Investors pursuant to which such PIPE Investors have agreed to purchase from EBAC, severally and not jointly, and EBAC has agreed to issue from treasury and sell to such PIPE Investors, a number of EBAC Class A Common Stock equal to (i) the total subscription amount from the PIPE Investors ($63,303,910) divided by (ii) $10.00. The shares of EBAC Class A Common Stock to be issued from treasury to the PIPE Investors pursuant to the Subscription Agreements have not been registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act (as defined below). Upon the Acquisition Closing, New Parent will grant the PIPE Investors certain customary registration rights in connection with the PIPE Financing, including demand and piggyback rights as set forth in the Registration Rights and Lock-Up Agreement. The PIPE Financing is contingent upon, among other things, the Acquisition Closing.

Further, the Sponsor and certain EBAC Shareholders have agreed pursuant to the Non-Redemption Agreement to, among other things, vote in favor of the transactions contemplated in the Business Combination Agreement for which the approval of EBAC Shareholders is required and have agreed not to redeem or exercise any right to redeem any shares, capital stock or any other equity interests, as applicable, of EBAC that Sponsor or such EBAC shareholder, as applicable, holds of record or beneficially, as of the date of executing such Non-Redemption Agreement, or acquires thereafter.

In connection with their entry into the Business Combination Agreement, Oculis, EBAC and the Sponsor entered into the Sponsor Letter Agreement, pursuant to which, among other things, the Sponsor agreed (i) to vote in favor of the Business Combination Agreement and the transactions contemplated thereby, subject to the terms and conditions contemplated by the Sponsor Letter Agreement and (ii) to be bound by certain transfer restrictions with respect to the equity interests of EBAC held by them.

The above matters are more fully described in this proxy statement/prospectus, which also includes, as Annex A, a copy of the Business Combination Agreement. You are urged to read carefully this proxy statement/prospectus in its entirety, including each of the Annexes hereto and the accompanying financial statements provided herein.

Pursuant to EBAC’s amended and restated memorandum and articles of association, EBAC is providing its public shareholders with the opportunity to redeem, subject to the Acquisition Closing being completed, EBAC Class A Common Stock then held by them for the right to receive an amount in cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Acquisition Closing) in the Trust Account that holds the proceeds (including interest accrued thereon, which shall be net of taxes payable) of EBAC’s initial public offering and certain of the proceeds of the sale of the EBAC Private Placement Units. Redemptions referred to herein shall take effect as repurchases into treasury under EBAC’s amended and restated memorandum and articles of association. The EBAC Share Redemption Amount will be distributed, subject to all conditions to the Acquisition Closing being met, by New Parent to EBAC’s shareholders who properly redeem their EBAC Class A Common Stock. The EBAC Share Redemption Amount will not be reduced by the aggregate deferred underwriting fee that EBAC will pay to the underwriters of EBAC’s initial public offering or transaction expenses of Oculis and EBAC incurred in connection with the Business Combination, which together are estimated to amount to $7.4 million. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of approximately $128.3 million as of September 30, 2022, the estimated redemption price per share of EBAC Class A Common Stock would have been approximately $10.052. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. Public shareholders may elect to redeem their shares even if they vote for the Business Combination Proposal and the Merger Proposal. A public shareholder, together with any of its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act (as defined below)), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the outstanding EBAC Class A Common Stock. EBAC has no specified maximum redemption threshold under its amended and restated memorandum and articles of association, other than the aforementioned 15% threshold. Each redemption of EBAC Class A Common Stock by EBAC’s public shareholders will reduce the amount in the Trust Account.

The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties. The Business Combination Agreement provides that the parties’ obligation to consummate the Business Combination is conditioned, among other things, on satisfying the Minimum EBAC Cash Condition. If, as a result of redemptions of EBAC Class A Common Stock by EBAC’s public shareholders, the Minimum EBAC Cash Condition is not met or is not waived by the parties, then either party may elect not to consummate the Business Combination. In addition, in no event will EBAC redeem its EBAC Class A Common Stock in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in EBAC’s amended and restated memorandum and articles of association. Unless otherwise specified, the information in this proxy statement/prospectus assumes that none of EBAC’s public shareholders exercise their redemption rights with respect to their EBAC Class A Common Stock.

The Acquisition Closing is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. If the Business Combination Proposal and the Merger Proposal are not approved by the shareholders of EBAC, the Business Combination shall not be consummated. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote of the holders of at least a majority of the issued shares of EBAC Common Stock who are present in person or represented by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. Approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote of the holders of at least a majority of the issued shares of EBAC Class Common Stock who are present in person or represented by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. Approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least a two-thirds majority of the issued shares of EBAC Common Stock who are present in person or represented by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. The EBAC Board recommends that you vote “FOR” each of these proposals.

By Order of the EBAC Board

Martijn Kleijwegt
Chairman of the EBAC Board

ANNEXES

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by New Parent, constitutes a prospectus of New Parent under Section 5 of the Securities Act (as defined below) with respect to the New Parent Shares and New Parent Warrants to be issued to EBAC Shareholders if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act (as defined below) with respect to the Extraordinary General Meeting of EBAC, at which such shareholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

This proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other publicly available information concerning EBAC, free of charge, by written request to European Biotech Acquisition Corp., EPFL Innovation Park, Bat D 3e Route J-D. Colladon, CH-1015 Lausanne, Switzerland, Tel.: +41-21-711-3970.

In order for EBAC Shareholders to receive timely delivery of the documents in advance of the Extraordinary General Meeting, you must request the information no later than             , 2023, or five business days prior to the date of the Extraordinary General Meeting.

IMPORTANT INFORMATION ABOUT IFRS AND NON-IFRS FINANCIAL MEASURES

This proxy statement/prospectus contains:

1.

the unaudited financial statements of EBAC as of September 30, 2022, for the three and nine months ended September 30, 2022 and for the period from January 8, 2021 (inception) through September 30, 2021 prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and expressed in U.S. dollars;

2.

the audited financial statements of EBAC as of December 31, 2021 and for the period from January 8, 2021 (inception) through December 31, 2021 prepared in accordance with U.S. GAAP and expressed in U.S. dollars;

3.

the unaudited condensed interim consolidated financial statements of Oculis as of September 30, 2022 and December 31, 2021 and for each of the three- and nine-month periods ended September 30, 2022 and 2021 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and expressed in thousands of Swiss francs; and

4.

the audited consolidated financial statements of Oculis as of and for the years ended December 31, 2021 and 2020 prepared in accordance with IFRS as issued by the IASB and expressed in thousands of Swiss francs (collectively, the “Historical Financial Information”).

Rounding and Negative Amounts

Certain figures in this proxy statement/prospectus, including financial data, have been rounded. Accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures which precede them.

In preparing the Historical Financial Information, most numerical figures are presented in U.S. dollars (for EBAC) and thousands of Swiss francs (CHF) for Oculis. For the convenience of the reader of this proxy statement/prospectus, certain numerical figures in this proxy statement/prospectus are rounded to the nearest one million. As a result of this rounding, certain numerical figures presented herein may vary slightly from the corresponding numerical figures presented in our financial statements.

The percentages (as a percentage of costs and period-on-period percentage changes) presented in the textual financial disclosure in this proxy statement/prospectus are derived directly from the financial information contained in our financial statements. Such percentages may be computed using the numerical figures expressed in either U.S. dollars (for EBAC) or thousands of Swiss francs (for Oculis) in the respective financial statements. Therefore, such percentages are not calculated on the basis of the financial information in the textual disclosure that has been subjected to rounding adjustments in this proxy statement/prospectus.

In tables, negative amounts are shown between brackets. Otherwise, negative amounts may also be shown by “–” or “negative” before the amount.

CONVENTIONS WHICH APPLY TO THIS PROXY STATEMENT/PROSPECTUS AND EXCHANGE RATE PRESENTATION

In this proxy statement/prospectus, unless otherwise specified or the context otherwise requires:

•	“$,” “USD” and “U.S. dollar” each refer to the United States dollar; and

•	“CHF” and “Swiss francs” each refer to the Swiss franc.

Certain amounts described herein have been expressed in U.S. dollars for convenience, and when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations. The exchange rate used for conversion between U.S. dollars and Swiss francs is based on the historical exchange rate of the Swiss franc released by the Federal Reserve, the central bank of the United States. Unless otherwise indicated, certain Swiss franc amounts contained in this proxy statement/prospectus have been translated into U.S. dollars at the rate of CHF 1.00 to $1.0198, which was the exchange rate as reported by the Federal Reserve on September 30, 2022. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Swiss francs at the dates indicated.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This proxy statement/prospectus includes trademarks, tradenames and service marks, certain of which belong to Oculis and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this proxy statement/prospectus appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

INDUSTRY AND MARKET DATA

This proxy statement/prospectus contains industry and market data which have been obtained from industry publications, market research and other publicly available information. Certain information regarding market size, market share, market position, growth rates and other industry data pertaining to Oculis and its business contained in this proxy statement/prospectus consists of estimates based on data compiled by independent professional organizations and on data from other external sources.

Such information is supplemented, where necessary, with Oculis’ own internal estimates, taking into account publicly available information about other industry participants and Oculis’ management’s judgment where information is not publicly available. The November 2019 market research report discussed in this proxy statement/prospectus was commissioned by and prepared in collaboration with Oculis. This information appears in the sections entitled, among others, “Summary,” “Business of Oculis and Certain Information about Oculis” and “Oculis Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Industry publications and market research generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. In some cases, the sources from which this data is derived is not expressly referred to. While Oculis compiled, extracted and reproduced industry data from these sources, and believes that the information used is reliable, Oculis did not independently verify the data that was extracted or derived from such industry publications or market reports, and cannot guarantee its accuracy or completeness.

The industry and market data that appears in this proxy statement/prospectus is inherently uncertain, involves a number of assumptions and limitations and may not necessarily be reflective of actual market conditions and you are cautioned not to give undue weight to such industry and market data because it may differ from current data, may that be due to material changes in market conditions or otherwise. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

New Parent, EBAC and Oculis do not intend, and none of the foregoing assumes any obligation, to update industry or market data set forth in this proxy statement/prospectus. Because market behavior, preferences and trends are subject to change, prospective investors should be aware that market and industry information in this proxy statement/prospectus and estimates based on any data therein may not be reliable indicators of future market performance or Oculis’ future results of operations.

SELECTED DEFINITIONS

In this proxy statement/prospectus unless stated otherwise or the context otherwise requires, a reference to:

•	“Acquisition Closing” means the closing of the First Merger, Second Merger and Oculis Share Contribution.

•	“Acquisition Transactions” means the transactions contemplated by the First Merger and Second Merger.

•	“Acquisition Closing Date” means the date upon which the Acquisition Closing is to occur.

•

“Adjournment Proposal” means the proposal to adjourn to a later date or dates to the extent reasonable (i) to ensure that any supplement or amendment to this proxy statement/prospectus is provided to EBAC Shareholders, (ii) in order to solicit additional proxies from EBAC Shareholders in favor of the Business Combination Proposal and the Merger Proposal or for any other reason in connection with the transactions contemplated by the Business Combination Agreement or (iii) if EBAC Shareholders redeem an amount of EBAC Class A Common Stock such that the Minimum EBAC Cash Condition would not be satisfied.

•

“Ancillary Agreements” means the Business Combination Agreement (together with the Oculis Disclosure Letter and the EBAC Disclosure Letter), the Subscription Agreements, the Convertible Loan Agreement, the Sponsor Support Agreement, the Non-Redemption Agreement, the Confidentiality Agreement, dated as of February 22, 2022, by and between Oculis and EBAC, the Oculis Shareholders Support Agreement and when entered into at the Acquisition Closing, the Registration Rights and Lock-Up Agreement and the Warrant Assumption Agreement.

•	“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the Mergers and the Oculis Share Contribution.

•	“Business Combination Agreement” means the Business Combination Agreement, dated as of October 17, 2022, as may be amended from time to time, by and among EBAC and Oculis.

•	“Business Combination Proposal” means the proposal to approve the adoption of the Business Combination Agreement and the Business Combination.

•	“Cayman Companies Act” means the Companies Act of the Cayman Island (As Revised).

•	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

•

“Combination Period” means the period ending 24 months after the closing of EBAC’s initial public offering (March 18, 2023, or such later date to which such deadline is extended pursuant to a vote of the EBAC Shareholders) during which time EBAC must either complete its initial business combination or redeem all of the outstanding EBAC Class A Common Stock.

•	“Company Share Capital” has the meaning ascribed to such term in the Business Combination Agreement.

•	“Continental” means Continental Stock Transfer & Trust Company, EBAC’s transfer agent and warrant agent.

•	“Convertible Loan Agreement” means the Convertible Loan Agreement, dated as of October 17, 2022, by and among Oculis and certain lenders party thereto.

•	“D.F. King” means D.F. King & Co., Inc., our proxy solicitor.

•	“Earnout Shares” means the New Parent Shares issued as part of the Earnout Consideration on the terms, and subject to the conditions set forth in the Business Combination Agreement.

•	“EBAC” means European Biotech Acquisition Corp., a Cayman Islands exempted company.

•	“EBAC Board” means the board of directors of EBAC.

•	“EBAC Class A Common Stock” means Class A ordinary shares, par value $0.0001 per share, of EBAC.

•	“EBAC Class B Common Stock” or “Founder Shares” means Class B ordinary shares, par value $0.0001 per share, of EBAC.

•	“EBAC Common Stock” means EBAC Class A Common Stock and EBAC Class B Common Stock.

•	“EBAC Disclosure Letter” means that certain disclosure letter delivered to Oculis by EBAC on the date of the Business Combination Agreement.

•

“EBAC Initial Shareholders” means the holders of EBAC Class B Common Stock as of the date of the Business Combination Agreement, together with such holders’ ownership of shares of EBAC Class A Common Stock.

•	“EBAC Private Placement Warrants” means a warrant to purchase one share of EBAC Class A Common Stock at an exercise price of $11.50 issued to the Sponsor.

•	“EBAC Public Warrants” means a warrant to purchase one share of EBAC Class A Common Stock at an exercise price of $11.50 that was included in the units sold as part of EBAC’s initial public offering.

•	“EBAC Shareholders” means the shareholders of EBAC as of any applicable determination time prior to the Acquisition Closing.

•

“EBAC Share Redemption” means the election of an eligible (as determined in accordance with EBAC’s amended and restated memorandum and articles of association) holder of shares of EBAC Class A Common Stock to redeem all or a portion of the shares of EBAC Class A Common Stock held by such holder in return for the right to receive a per-share price, payable in cash by New Parent, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with EBAC’s amended and restated memorandum and articles of association) in connection with the Transactions. The redeemed shares of EBAC Class A Common Stock shall be held in treasury for re-issuance to new investors.

•	“EBAC Share Redemption Amount” means the aggregate amount payable by New Parent with respect to all EBAC Share Redemptions.

•	“EBAC Units” means the units issued in EBAC’s initial public offering consisting of one share of EBAC Class A Common Stock and one-third of an EBAC Public Warrant.

•	“EBAC Warrants” means the EBAC Public Warrants and the EBAC Private Placement Warrants.

•	“EMA” means the European Medicines Agency.

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

•

“Exchange Agent” means a person authorized to act as exchange agent in connection with the Business Combination, which shall be selected by New Parent, Oculis and EBAC to act on behalf of EBAC, EBAC Shareholders, Oculis and Oculis Shareholders.

•	“Exchange Agent Contribution” means the contribution by the Exchange Agent of Surviving EBAC Shares and Surviving EBAC Warrants to New Parent in exchange for New Parent Shares and New Parent Warrants.

•

“Exchange Agent Contribution Actions” means the distribution by the Exchange Agent of New Parent Shares and New Parent Warrants to the holders of Surviving EBAC Shares and Surviving EBAC Warrants, respectively.

•	“Existing Warrant Agreement” means the warrant agreement dated as of March 15, 2021, between EBAC and Continental, as warrant agent, as amended.

•	“FDA” means the U.S. Food and Drug Administration.

•	“First Merger” means when Merger Sub 1 merges with and into EBAC, with EBAC as the surviving company.

•

“First Merger Effective Time” means the time at which the First Merger becomes effective pursuant to the filing and registration of the plan of merger with the Cayman Islands Registrar of Companies or at such later time as may be agreed by New Parent and Oculis in writing and specified in such plan of merger.

•	“GAAP” means United States generally accepted accounting principles.

•	“IFRS” means the International Financial Reporting Standards as adopted by the International Accounting Standards Board.

•

“Lenders” means those certain Oculis Shareholders party to the Convertible Loan Agreement pursuant to which, among other things, such Oculis Shareholders agreed to grant Oculis a right to receive a convertible loan with certain conversion rights in an aggregate amount of $12,670,000.

•

“Merger Proposal” means a proposal to approve and authorize, by special resolution, the form of Plan of Merger, a copy of which is attached to this proxy statement/prospectus as Annex C, pursuant to which Merger Sub 1 will be merged with and into EBAC, the separate entity existence of Merger Sub 1 will cease, and EBAC will be the surviving company and as a direct wholly owned subsidiary of New Parent.

•	“Merger Sub 1” means Oculis Merger Sub I Company, Cayman Islands exempted company that is a direct wholly owned subsidiary of New Parent.

•	“Merger Sub 2” means Oculis Merger Sub II Company, a Cayman Islands exempted company that is a direct wholly owned subsidiary of New Parent.

•

“Merger Sub 3” means Oculis Operations GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) incorporated and existing under the laws of Switzerland that is a direct wholly owned subsidiary of New Parent.

•

“Minimum EBAC Cash Condition” means (i) the amount of cash or cash equivalents available in the Trust Account following the Extraordinary General Meeting (after deducting the EBAC Share Redemption Amount and payment of the Oculis and EBAC expenses in connection with the Business Combination); (ii) plus the aggregate amount of the PIPE Financing actually received by New Parent (or other financing in connection with the Business Combination, including the Convertible Loan) prior to or substantially concurrently with the Acquisition Closing, which must be equal to or greater than $100 million.

•	“Nasdaq” means The Nasdaq Stock Market LLC.

•	“New Parent” means Oculis Holding AG, a stock corporation (Aktiengesellschaft) incorporated and existing under the laws of Switzerland and that is a direct wholly owned subsidiary of EBAC.

•	“New Parent Board” means the board of directors of New Parent following the Acquisition Closing.

•	“New Parent Shares” means ordinary shares, nominal value CHF 0.01 per share of New Parent.

•

“New Parent Interests Consideration” means New Parent Shares, nominal value CHF 0.01 per share and New Parent Warrants held by the Exchange Agent solely on behalf of holders of Surviving EBAC Shares and Surviving EBAC Warrants.

•	“New Parent Warrants” means a right to acquire New Parent Shares, on substantially the same terms as the EBAC Warrants.

•	“Non-Redemption Agreements” means the Shareholder Non-Redemption Agreements, each dated as of October 17, 2022 by and among EBAC and certain EBAC Shareholders party thereto.

•	“Oculis” means Oculis SA, a stock corporation (Aktiengesellschaft) incorporated and existing under the laws of Switzerland.

•	“Oculis Disclosure Letter” means that certain disclosure letter delivered to EBAC by Oculis on the date of the Business Combination Agreement.

•	“Oculis Shareholders” means, collectively, the holders of shares of Company Share Capital as of any applicable determination time prior to the Acquisition Closing.

•

“Oculis Shareholders Support Agreement” means that certain agreement entered into concurrently with the execution of the Business Combination Agreement, dated as of October 17, 2022, by and among Oculis, EBAC and the Oculis Shareholders party thereto.

•	“Oculis Share Contribution” means the contribution by the Oculis Shareholders of the full legal and beneficial ownership of the applicable Company Share Capital to New Parent.

•	“PIPE Financing” means the private placement pursuant to which the PIPE Investors subscribed for EBAC Class A Common Stock, for a subscription price of $10.00 per share.

•	“PIPE Investment Amount” means the aggregate proceeds actually received by EBAC prior to or substantially concurrently with the Acquisition Closing for the shares in the PIPE Financing.

•	“PIPE Investors” means the institutional investors that have committed to subscribe for EBAC Class A Common Stock in the PIPE Financing.

•	“PIPE Shares” means the shares of EBAC Class A Common Stock purchased by the PIPE Investors.

•

“Private Placement Units” means the units issued to Sponsor in a private placement simultaneously with the closing of EBAC’s initial public offering, which private placement units consists of EBAC Class A Common Stock and EBAC Private Placement Warrants.

•	“Proposed Articles of Association” means the amended and restated articles of association of New Parent to be adopted by New Parent, in the form attached as Annex B to this proxy statement/prospectus.

•	“Prospectus” means the proxy statement/prospectus included in the Registration Statement on Form F-4 (Registration No. 333-268201) filed with the SEC, as amended from time to time.

•

“Registration Rights and Lock-Up Agreement” means the Amended and Restated Registration Rights and Lock-Up Agreement, dated as of the Acquisition Closing Date, by and among New Parent, Sponsor and certain Oculis Shareholders.

•	“SEC” means the U.S. Securities and Exchange Commission.

•	“Second Merger” means when EBAC will merge with and into Merger Sub 2, with Merger Sub 2 as the surviving company.

•

“Second Merger Effective Time” means the time at which the Second Merger becomes effective pursuant to the filing and registration of the plan of merger with the Cayman Islands Registrar of Companies or at such later time as may be agreed by New Parent and Oculis in writing and specified in such plan of merger.

•	“Securities Act” means the Securities Act of 1933, as amended.

•	“Sponsor” means LSP Sponsor EBAC B.V. a Dutch limited liability company.

•	“Sponsor Support Agreement” means the Sponsor Support Agreement, dated October 17, 2022, by and among EBAC, Oculis and Sponsor.

•	“Subscription Agreements” means the Subscription Agreements, each dated as of October 17, 2022, by and among EBAC and the PIPE Investors party thereto.

•

“Surviving EBAC Shares” means EBAC Common Stock, including those held by the PIPE Investors, automatically converted into one class of common stock of EBAC, as the surviving company of the First Merger.

•

“Surviving EBAC Warrants” means EBAC Warrants outstanding immediately prior to the First Merger Effective Time automatically converted into warrants of EBAC, as the surviving company of the First Merger.

•	“Swiss Code of Obligations” means the Swiss Federal Act on the Amendment of the Swiss Civil Code of March 30, 1911.

•	“Third Merger” means when Oculis will merge with and into Merger Sub 3, with Oculis as the surviving company and wholly owned subsidiary of New Parent.

•

“Third Merger Effective Time” means the time at which the Third Merger becomes effective pursuant to the filing and the registration of the plan of merger in accordance with the provisions of the Swiss Code of Obligations or at such later time as may be agreed by New Parent and Oculis in writing and specified in such plan of merger.

•	“Transaction Proposals” means the Business Combination Proposal, the Merger Proposal the Adjournment Proposal, and if applicable, the Additional Proposals.

•	“Transfer Agent” means Continental.

•

“Trust Account” means that certain trust account with Continental, as trustee, containing the cash proceeds of EBAC from its initial public offering and private placement of securities (and all accrued interest earned thereon), deposited therein for the benefit of EBAC and EBAC’s public shareholders.

•

“Warrant Assumption Agreement” a Warrant Assignment and Assumption Agreement to be entered into among EBAC, New Parent and the Exchange Agent, in a form to be agreed upon among EBAC, New Parent, Continental, the Exchange Agent and Oculis, to be effective upon the Acquisition Closing.

•

“Warrant Conversion” means the right of the EBAC Warrant holders to receive a New Parent Warrant in exchange for EBAC Warrants to be transferred immediately to holders of EBAC Warrants pursuant to the Warrant Assumption Agreement, to be effective upon the Acquisition Closing.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the proposals to be presented at the Extraordinary General Meeting, including the Business Combination Proposal and the Merger Proposal. The following questions and answers do not include all the information that is important to EBAC Shareholders. Shareholders are urged to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the Extraordinary General Meeting, which will be held on             , 2023 at              a.m., Eastern Time, at             , located at             , and virtually via live webcast. To participate in the Extraordinary General Meeting virtually, visit              and enter the 12-digit control number assigned by Continental included on your proxy card or notice of the Extraordinary General Meeting. You may register for the meeting as early as 5:00 p.m., Eastern Time, on             , 2023. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to take additional steps to participate in the Extraordinary General Meeting, as described in this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:

EBAC Shareholders are being asked to consider and vote upon (i) a proposal to approve and adopt the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated thereby, including the Business Combination, (ii) a proposal to approve and authorize, by special resolution, the Plan of Merger, a copy of which is attached to the accompanying proxy statement/prospectus as Annex C, pursuant to which Merger Sub 1 will be merged with and into EBAC, the separate entity existence of Merger Sub 1 will cease, and EBAC will be the surviving company and a direct wholly owned subsidiary of New Parent and (iii) a proposal to adjourn the Extraordinary General Meeting to a later date or dates to the extent reasonable (a) to ensure that any supplement or amendment to this proxy statement/prospectus is provided to EBAC Shareholders, (b) in order to solicit additional proxies from EBAC Shareholders in favor of the Business Combination Proposal and the Merger Proposal or for any other reason in connection with the transactions contemplated by the Business Combination Agreement or (c) if EBAC Shareholders redeem an amount of EBAC Class A Common Stock such that the Minimum EBAC Cash Condition would not be satisfied.

The Business Combination Agreement provides, among other things, that: (i) EBAC will undergo the First Merger, pursuant to which, among other things, (a) each share of EBAC Common Stock (including those held by the PIPE Investors) shall be automatically converted into the Surviving EBAC Shares, (b) each EBAC Warrant outstanding immediately prior to the First Merger Effective Time will be automatically converted into Surviving EBAC Warrants and (c) EBAC shall deposit, or cause to be deposited, with the Exchange Agent (held solely on behalf of the holders of EBAC Common Stock and EBAC Warrants) the Surviving EBAC Shares and Surviving EBAC Warrants; (ii) on the day before the Acquisition Closing Date and following the First Merger Effective Time but prior to the Second Merger Effective Time, the Exchange Agent, solely on behalf of the holders of Surviving EBAC Shares and Surviving EBAC Warrants, will undertake the Exchange Agent Contribution Actions in exchange for the New Parent Interests Consideration; (iii) in connection with the Exchange Agent Contribution, on the day before the Acquisition Closing Date and prior to the Second Merger Effective Time, the Exchange Agent will (a) undertake to distribute the New Parent Shares as part of the New Parent Interests Consideration to the holders of Surviving EBAC Shares and (b) distribute the New Parent Warrants as part of the New Parent Interests Consideration to the holders of Surviving EBAC Warrants; (iv) on the day before the Acquisition Closing Date and following the completion of the Exchange Agent Contribution Actions, at the Second Merger Effective Time, EBAC will undergo the Second Merger, pursuant to which, among other things, the separate corporate existence of EBAC will cease; (v) at approximately 10:00 a.m. Eastern Time on the Acquisition Closing Date, those Oculis Shareholders executing Oculis Shareholders Support Agreements and the exchange notice contemplated by the Business Combination Agreement shall effect the Oculis Share Contribution; and (vi) approximately 30 days after the closing of the EBAC Mergers, Oculis will undergo the Third Merger.

EBAC will hold the Extraordinary General Meeting to consider and vote upon these proposals. This proxy statement/prospectus and its Annexes each contain important information about the proposed Business Combination and the other matters to be acted upon at the Extraordinary General Meeting. You should read this proxy statement/prospectus and its Annexes carefully and in their entirety.

The EBAC Board believes that each of the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal to be presented at the Extraordinary General Meeting is in the best interests of EBAC and its shareholders and recommends that its shareholders vote “FOR” each of the proposals.

When considering the EBAC Board’s recommendation that EBAC Shareholders vote in favor of the approval of the Business Combination Proposal and the Merger Proposal, EBAC Shareholders should be aware that, aside from their interests as shareholders, the EBAC Initial Shareholders and EBAC’s other current officers and directors have interests in the Business Combination that are different from, or in addition to, those of other EBAC Shareholders generally. The EBAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to EBAC Shareholders that they approve the Business Combination Proposal and the Merger Proposal. EBAC Shareholders should take these interests into account in deciding whether to approve the Business Combination Proposal and the Merger Proposal. Please see the section entitled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these interests.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its Annexes and the accompanying financial statements of EBAC and Oculis, in each case, carefully and in its entirety.

Q:	When and where is the Extraordinary General Meeting?

A:

The Extraordinary General Meeting will be held on             , 2023 at             a.m., Eastern Time, at             , located at             , and via a live webcast at         , or at such other time, on such other date and at such other place to which the meeting may be adjourned.

Q:	Who is entitled to vote at the Extraordinary General Meeting?

A:

As a shareholder of EBAC, you have a right to vote on certain matters affecting EBAC. The proposals that will be presented at the Extraordinary General Meeting and upon which you are being asked to vote are summarized above and fully set forth in this proxy statement/prospectus. EBAC Shareholders will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if they owned EBAC Common Stock at the close of business on             , 2023, which is the record date for the Extraordinary General Meeting.

Q:	How many votes do I have?

A:

EBAC Shareholders are entitled to one vote at the Extraordinary General Meeting for each share of EBAC Common Stock held of record as of the record date. As of the close of business on the record date for the Extraordinary General Meeting, there were              EBAC Common Stock outstanding, of which              are EBAC Class A Common Stock and              are Founder Shares held by the EBAC Initial Shareholders (including Founder Shares transferred by the Sponsor in the amount of 25,000 Founder Shares to certain of the Independent Directors, for a total of 50,000 Founder Shares transferred).

Q:	What are the specific proposals on which I am being asked to vote at the Extraordinary General Meeting?

A:	EBAC Shareholders are being asked to approve the following proposals:

1.

Business Combination Proposal — a proposal to approve and adopt the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated thereby (including, for the avoidance of doubt, the Plan of Merger), including the Business Combination;

2.

Merger Proposal — a proposal to approve and authorize, by special resolution, the Plan of Merger, a copy of which is attached to this proxy statement/prospectus as Annex C, pursuant to which Merger Sub 1 will be merged with and into EBAC, the separate entity existence of Merger Sub 1 will cease, and EBAC will be the surviving company and as a direct wholly owned subsidiary of New Parent; and

3.

Adjournment Proposal — a proposal to adjourn the Extraordinary General Meeting to a later date or dates to the extent reasonable (i) to ensure that any supplement or amendment to this proxy statement/prospectus is provided to EBAC Shareholders, (ii) in order to solicit additional proxies from EBAC Shareholders in favor of the Business Combination Proposal and the Merger Proposal or for any other reason in connection with the transactions contemplated by the Business Combination Agreement or (iii) if EBAC Shareholders redeem an amount of EBAC Class A Common Stock such that the Minimum EBAC Cash Condition would not be satisfied.

Q:	What are the recommendations of the EBAC Board?

A:

After careful consideration, the EBAC Board has approved the Business Combination Agreement and the Business Combination, and recommends that EBAC Shareholders vote “FOR” adoption of the Business Combination Agreement and approval of the Business Combination, “FOR” the Merger Proposal, “FOR” the Adjournment Proposal and “FOR” any other proposal presented to EBAC Shareholders in this proxy statement/prospectus. When you consider the EBAC Board’s recommendation of these proposals, you should keep in mind that certain EBAC directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. Please see the section entitled “Proposal No. 1— The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information.

Q:	Do the Proposed Articles of Association differ materially from the current constitutional documents of EBAC?

A:

The Business Combination Agreement contemplates, among other things, the replacement of EBAC’s amended and restated memorandum and articles of association under the Cayman Companies Act with the Proposed Articles of Association of New Parent, which differ materially from the current constitutional documents of EBAC in the certain respects. Please see the section entitled “Comparison of Shareholder Rights” for more information.

Q:	Why is EBAC proposing the Business Combination?

A:

EBAC is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The EBAC Board sought to do this by utilizing the networks and industry experience of both the Sponsor and the EBAC Board to identify, acquire and operate one or more businesses.

In determining to approve entry into the Business Combination Agreement and Ancillary Agreements and the transactions contemplated thereby, the EBAC Board considered, among others, the following factors (although not weighted or in any order of significance):

•	Experienced management team and New Parent Board. The EBAC Board believes that Oculis’ management team has extensive experience in the biopharma industry in general and the ophthalmology market in particular. The EBAC Board is confident in the management team’s deep industry knowledge and strategic vision and believes that the EBAC and Oculis teams (together with the new incoming directors of the New Parent Board who have extensive executive experience working in the biopharma industry) will form a collaborative and effective long-term partnership that is positioned to create and enhance shareholder value going forward. For additional information regarding Oculis’ executive officers, please see the section entitled “Management of New Parent After the Business Combination.”

•

Advanced and diversified pipeline. The EBAC Board considered that the current pipeline of Oculis provides multiple product candidates that may be developed in several indications where the existing unmet medical need could provide significant market opportunities and long-term shareholder value. For additional information regarding Oculis’ pipeline, please see the section entitled “Business of Oculis and Certain Information about Oculis.”

•

Upcoming milestones. The EBAC Board considered that with the funds that Oculis is expected to receive with the proposed transaction, it may be able to reach significant clinical and regulatory milestones for all three of its product candidates, OCS-01, OCS-02 and OCS-05, in a total of five different indications. These milestones could provide opportunity for potential uplifts in valuation.

•

Benefit for Oculis of being U.S. listed. As a result of the proposed transaction, Oculis will become a public company listed on Nasdaq (via New Parent). By having access to the largest biotech capital market, Oculis will be better positioned to have the capacity to raise additional funds in the future if and when needed.

•

Investment by Third Parties. The EBAC Board considered that certain sophisticated investors (x) subscribed for the PIPE Financing in the aggregate amount of approximately $63.3 million and (y) agreed to grant Oculis a right to receive a convertible loan with certain conversion rights in the aggregate amount of approximately $12.7 million.

•

Terms of the Business Combination Agreement and the Ancillary Agreements. The EBAC Board considered the terms and conditions of the Business Combination Agreement and the Ancillary Agreements, including the transactions contemplated thereby, each party’s representations, warranties and covenants, the conditions to each party’s obligation to close and the termination provisions, as well as EBAC’s and Oculis’ strong commitment to complete the Business Combination. The EBAC Board determined that such terms and conditions are reasonable and were the product of extensive arm’s-length negotiations between EBAC and Oculis.

•

Continued Ownership of Oculis Shareholders. The EBAC Board considered that the Oculis Shareholders would be receiving a significant amount of New Parent Shares in the proposed Business Combination. Oculis Shareholders have demonstrated confidence in the long-term prospects of New Parent by agreeing not to transfer their New Parent Shares for 180 days following the Acquisition Closing.

•

The Role of the Independent Directors. In connection with the Business Combination, EBAC’s Independent Directors evaluated the proposed terms of the Business Combination, including the Business Combination Agreement and the related agreements, and unanimously approved, as members of the EBAC Board, the Business Combination Agreement, the Ancillary Agreements, and the transactions contemplated thereby.

•

Other Alternatives. The EBAC Board believes, after a thorough review of other business combination opportunities reasonably available to or explored by EBAC, that the proposed Business Combination represents the optimal potential business combination for EBAC and its shareholders based upon the process utilized to evaluate and assess other potential acquisition targets, and the EBAC Board’s belief that such processes had not presented a better alternative.

Please see the section entitled “Proposal No. 1—The Business Combination Proposal—The EBAC Board’s Reasons for the Business Combination” for additional information.

Although the EBAC Board believes that the Business Combination presents a compelling business combination opportunity and is in the best interests of EBAC and its shareholders, the EBAC Board did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the sections entitled “Proposal No. 1—The Business Combination Proposal—The EBAC Board’s Reasons for the Business Combination” and “Risk Factors—Risks Related to Oculis’ Business.”

Q:	Why is EBAC providing shareholders with the opportunity to vote on the Business Combination?

A:

The approval of the Business Combination by shareholders is required under EBAC’s amended and restated memorandum and articles of association and under Cayman Islands law. In addition, such approval is also a condition to the Acquisition Closing. Additionally, under EBAC’s amended and restated memorandum and articles of association, EBAC must provide all holders of EBAC Class A Common Stock with the opportunity to have their EBAC Class A Common Stock redeemed upon the consummation of its initial business combination either in conjunction with a tender offer or in conjunction with a shareholder vote. For business and other reasons, EBAC has elected to provide its shareholders with the opportunity to have their EBAC Class A Common Stock redeemed in connection with a shareholder vote rather than a tender offer. Therefore, EBAC is seeking to obtain the approval of its shareholders of the proposals contemplated by this proxy statement/prospectus and also allow its public shareholders to effectuate redemptions of their EBAC Class A Common Stock in connection with the Acquisition Closing in accordance with EBAC’s amended and restated memorandum and articles of association.

Q:	What will happen in the Business Combination?

A:

Pursuant to the Business Combination Agreement, and upon the terms and subject to the conditions therein, among other things: (i) EBAC will undergo the First Merger, pursuant to which, among other things, (a) each share of EBAC Common Stock (including those held by the PIPE Investors) shall be automatically converted into the Surviving EBAC Shares (b) each EBAC Warrant outstanding immediately prior to the First Merger Effective time will be automatically converted into Surviving EBAC Warrants and (c) EBAC shall deposit, or cause to be deposited, with the Exchange Agent (held solely on behalf of the holders of EBAC Common Stock and EBAC Warrants) the Surviving EBAC Shares and Surviving EBAC Warrants; (ii) on the day before the Acquisition Closing Date and following the First Merger Effective Time but prior to the Second Merger Effective Time, the Exchange Agent, solely on behalf of the holders of Surviving EBAC Shares and Surviving EBAC Warrants, will undertake the Exchange Agent Contribution Actions in exchange for the New Parent Interests Consideration; (iii) in connection with the Exchange Agent Contribution, on the day before the Acquisition Closing Date and prior to the Second Merger Effective Time, the Exchange Agent will (a) undertake to distribute the New Parent Shares as part of the New Parent Interests Consideration to the holders of Surviving EBAC Shares and (b) distribute the New Parent Warrants as part of the New Parent Interests Consideration to the holders of Surviving EBAC Warrants; (iv) on the day before the Acquisition Closing Date and following the completion of the Exchange Agent Contribution Actions, at the Second Merger Effective Time, EBAC will undergo the Second Merger, pursuant to which, among other things, the separate corporate existence of EBAC will cease; (v) at approximately 10:00 a.m. Eastern Time on the Acquisition Closing Date, those Oculis Shareholders executing Oculis Shareholders Support Agreements and the exchange notice contemplated by the Business Combination Agreement shall effect the Oculis Share Contribution; and (vi) approximately 30 days after the closing of the EBAC Mergers, Oculis will undergo the Third Merger. Please see the section entitled “Proposal No. 1—The Business Combination Proposal” for additional information.

Q:	How has the announcement of the Business Combination affected the trading price of the EBAC Class A Common Stock?

A:	On October 14, 2022, the trading date before the public announcement of the Business Combination, the EBAC Public Units, EBAC Class A Common Stock and EBAC Public Warrants closed at $9.93, $9.92 and

$0.12, respectively. On , the trading date immediately prior to the date of this proxy statement/prospectus, the EBAC Public Units, EBAC Class A Common Stock and EBAC Public Warrants closed at $ , $ and $ , respectively.

Q:	Following the Business Combination, will EBAC’s securities continue to trade on a stock exchange?

A:

No. EBAC anticipates that, following consummation of the Business Combination, the EBAC Public Units will automatically separate into their component parts, the EBAC Class A Common Stock and the EBAC Public Warrants will be delisted from the Nasdaq Capital Market and EBAC will be deregistered under the Exchange Act. However, New Parent intends to apply to list the New Parent Shares and New Parent Warrants on the Nasdaq Capital Market under the symbols “OCS” and “OCSAW,” respectively, upon the Acquisition Closing. The approval of New Parent’s listing application by the Nasdaq Capital Market is a condition to the Acquisition Closing: New Parent’s initial listing application with the Nasdaq Capital Market in connection with the transactions contemplated by the Business Combination Agreement shall have been conditionally approved and, immediately following the Acquisition Closing, New Parent shall satisfy any applicable initial and continuing listing requirements of the Nasdaq with regard to the listing of New Parent Shares and New Parent Warrants.

Q:	Is the Business Combination the first step in a “going private” transaction?

A:

No. EBAC does not intend for the Business Combination to be the first step in a “going private” transaction. One of the primary purposes of the Business Combination is to provide a platform for Oculis to access the U.S. public markets.

Q:	Will the executive management team of Oculis change in the Business Combination?

A:

The current executive officers of Oculis are Riad Sherif (Chief Executive Officer), Sylvia Cheung (Chief Financial Officer) and Páll Ragnar Jóhannesson (Chief Strategy Officer). These individuals are expected to continue to serve as New Parent’s executive officers upon consummation of the Business Combination.

Upon the consummation of the transactions contemplated by the Business Combination Agreement, New Parent will initially be governed through a single-tiered board of directors comprised of up to seven members, with each director serving terms of one year. The initial board of directors at the Acquisition Closing will be comprised of (i) two individuals designated as the Sponsor director nominees and (ii) up to five individuals designated by Oculis, one of whom shall be the chief executive of Oculis and at least three of whom, who in each case will be subject to the prior approval of the Sponsor (not to be unreasonably withheld) shall qualify as “independent” under applicable SEC and Nasdaq listing rules.

Please see the section entitled “Management of New Parent After the Business Combination” for additional information.

Q:	What will holders of EBAC Common Stock and EBAC Public Warrants and the Oculis Shareholders each receive in the Business Combination?

A:

At the Closing, after giving effect to the transactions contemplated by the Business Combination Agreement and as more fully described in the Business Combination Agreement, the Ancillary Agreements and elsewhere in this proxy statement/prospectus:

i.	the PIPE Investors will transfer $63,303,910 to EBAC in exchange for 6,330,391 PIPE Shares;

ii.

EBAC will undergo the First Merger; and as part of the First Merger, (a) each share of EBAC Common Stock (including those held by the PIPE Investors) shall be automatically converted into the Surviving EBAC Shares, (b) each EBAC Warrant outstanding immediately prior to the First Merger Effective time will be automatically converted into Surviving EBAC Warrants and

(c) EBAC shall deposit, or cause to be deposited, with the Exchange Agent (held solely on behalf of the holders of EBAC Common Stock and EBAC Warrants) the Surviving EBAC Shares and Surviving EBAC Warrants on the terms, and subject to the conditions set forth in the Business Combination Agreement and in the Ancillary Agreements;

iii.

on the day before the Acquisition Closing Date and following the First Merger Effective Time but prior to the Second Merger Effective Time, the Exchange Agent, solely on behalf of the holders of Surviving EBAC Shares and Surviving EBAC Warrants, will undertake the Exchange Agent Contribution Actions in exchange for receipt of the New Parent Interests Consideration;

iv.

in connection with the Exchange Agent Contribution, on the day before the Acquisition Closing Date and prior to the Second Merger Effective Time, the Exchange Agent will undertake to distribute (a) the New Parent Shares as part of the New Parent Interests Consideration to the holders of Surviving EBAC Shares and (b) the New Parent Warrants as part of the New Parent Interests Consideration to the holders of Surviving EBAC Warrants;

v.

on the day before the Acquisition Closing Date and following the completion of the Exchange Agent Contribution Actions, at the Second Merger Effective Time, EBAC will undergo the Second Merger, pursuant to which, among other things, the separate corporate existence of EBAC will cease, and following the Acquisition Closing, Merger Sub 2 shall be liquidated and its assets distributed to New Parent;

vi.

after the Second Merger Effective Time but before the Oculis Share Contribution, it is the intention of the parties to the Convertible Loan Agreement that New Parent will assume the Convertible Loan Agreement, pursuant to which the Lenders agreed to grant Oculis a right to receive a convertible loan with certain conversion rights in an aggregate amount of $12,670,000, and that immediately after such assumption but before the Oculis Share Contribution, the Lenders will exercise their conversion rights in exchange for New Parent Shares at $10.00 per share, on the same terms as the PIPE Investors;

vii.

at approximately 10:00 a.m. Eastern Time on the Acquisition Closing Date, those Oculis Shareholders executing Oculis Shareholders Support Agreements and the exchange notice contemplated by the Business Combination Agreement shall effect the Oculis Share Contribution; and

viii.	approximately 30 days after the closing of the EBAC Mergers, Oculis will undergo the Third Merger.

The following table illustrates varying ownership levels in New Parent immediately following the consummation of the Business Combination, assuming (i) no redemptions by EBAC’s public shareholders and (ii) the maximum number of redemptions by EBAC’s public shareholders such that the Minimum EBAC Cash Condition will still be satisfied. The Earnout Consideration, potential future exercises of New Parent Warrants to purchase New Parent Shares and options to acquire New Parent Shares are excluded from the calculations presented below.

Share Ownership in New Parent

	Assuming No Redemptions		Assuming Maximum Redemptions(3)
	Number of Shares	% of Outstanding Shares	Number of Shares	% of Outstanding Shares
EBAC public shareholders	12,824,862	29.4%	3,941,953	11.3%
EBAC Initial Shareholders(1)(2)	2,846,618	6.5%	2,846,618	8.2%
PIPE Investors and Lenders under the CLA	7,597,391	17.4%	7,597,391	21.9%
Oculis Shareholders	20,348,322	46.7%	20,348,322	58.6%
Pro Forma Ordinary Shares Outstanding	43,617,193	100.0%	34,734,284	100.0%

(1)	Ownership amounts ascribed to the EBAC Initial Shareholders include New Parent Shares owned by such shareholders as a result of the transactions contemplated by the Business Combination.
(2)

Ownership amounts reflect 727,096 Founder Shares that will be forfeited upon the Acquisition Closing and 70,078 Founder Shares transferred to EBAC Shareholders in connection with executing Non-Redemption Agreements at the time of announcement of the Business Combination.

(3)

Assumes that EBAC’s public shareholders exercise redemption rights with respect to 8,882,909 of EBAC’s public shares, which represents redemptions of approximately 70% of EBAC’s public shares and which is the maximum number of redemptions which may occur such that the Minimum EBAC Cash Condition would still be satisfied at a redemption price of approximately $10.052 per share, excluding EBAC public shares subject to Non-Redemption Agreements, and assuming total transaction expenses of $15 million. The estimated per-share redemption value of $10.052 was calculated by dividing the Trust Account balance of approximately $128.3 million as of September 30, 2022, by              EBAC Class A Common Stock outstanding on the record date.

Q:

What equity stake will the current holders of public shares of EBAC, the EBAC Initial Shareholders, the PIPE Investors and the Oculis Shareholders hold in New Parent after the consummation of the Business Combination?

A:

It is anticipated that, upon completion of the Business Combination: (i) EBAC’s public shareholders will own approximately 29% of New Parent; (ii) the EBAC Initial Shareholders will own approximately 7% of New Parent (as a result of the Business Combination and the PIPE Financing); (iii) the PIPE Investors and Lenders under the Convertible Loan Agreement (excluding the EBAC Initial Shareholders) will own approximately 17% of New Parent; and (iv) the Oculis Shareholders will own approximately 47% of New Parent. These levels of ownership interests assume that (a) no EBAC Class A Common Stock are elected to be redeemed by EBAC’s public shareholders, (b) 6,330,391 shares of EBAC Class A Common Stock are issued to the PIPE Investors in connection with the PIPE Financing and (c) 1,267,000 New Parent Shares are issued to the Lenders in connection with the Convertible Loan Agreement.

The ownership percentages with respect to New Parent following the Business Combination do not take into account the Earnout Consideration or warrants to purchase New Parent Shares that will be outstanding immediately following the Business Combination, but do include Founder Shares, which will ultimately become New Parent Shares in connection with the consummation of the transactions contemplated hereby, including effecting the Exchange Agent Contribution and the Exchange Agent Contribution Actions. If the actual facts are different than these assumptions (which they are likely to be), the ownership percentages in New Parent will be different. For more information, please see the sections entitled “Beneficial Ownership of New Parent Securities” and “Unaudited Pro Forma Condensed Combined Financial Information—Redemption Scenarios.”

Alternatively, assuming (i) the maximum number of redemptions by EBAC’s public shareholders such that the Minimum EBAC Cash Condition will still be satisfied, (ii) that 6,330,391 EBAC Class A Common Stock are issued to the PIPE Investors in connection with the PIPE Financing and (iii) 1,267,000 New Parent Shares are issued to the Lenders in connection with the Convertible Loan Agreement, the levels of ownership will be as follows: (a) the EBAC public shareholders will own approximately 11% of New Parent; (b) the EBAC Initial Shareholders will own approximately 8% of New Parent (as a result of the Business Combination and the PIPE Financing); (c) the PIPE Investors and Lenders under the Convertible Loan Agreement (excluding the EBAC Initial Shareholders) will own approximately 22% of New Parent; and (d) the Oculis Shareholders will own approximately 59% of New Parent, resulting in an amount of 34,734,284 total New Parent Shares outstanding, of which all will be New Parent Shares.

The below sensitivity table shows the potential impact of redemptions on the pro forma book value per share of the shares owned by non-redeeming shareholders in a no redemption scenario, a 50% of maximum redemption scenario and a maximum redemption scenario. The sensitivity table below also sets forth the potential additional dilutive impact of each of the below additional dilution sources in each redemption scenario, and the effective underwriting fee incurred in connection with the Business Combination in each redemption scenario.

	Assuming No Redemptions (4)		Assuming 50% of the Maximum Redemptions (4)		Assuming Maximum Redemptions (4)
	Shares	Equity % (3)	Shares	Equity % (3)	Shares	Equity % (3)
Public shares	12,824,862	29.4%	8,383,408	21.4%	3,941,953	11.3%
Shares issued to Oculis shareholders	20,348,322	46.7%	20,348,322	51.9%	20,348,322	58.6%
Shares issued to EBAC’s initial stockholder	2,846,618	6.5%	2,846,618	7.3%	2,846,618	8.2%
Shares issued to PIPE investors	6,330,391	14.5%	6,330,391	16.2%	6,330,391	18.2%
Shares issued in connection with closing of the Convertible Loan Agreement	1,267,000	2.9%	1,267,000	3.2%	1,267,000	3.6%

Total shares outstanding excluding Additional Dilution Sources	43,617,193	100.0%	39,175,739	100.0%	34,734,284	100.0%

Total pro forma book value (1)	215,367		171,590		127,813
Pro forma book value per share (2)	4.94		4.38		3.68
Additional Dilution Sources
Shares underlying public warrants	4,251,595	7.9%	4,251,595	8.6%	4,251,595	9.5%
Shares underlying private warrants	151,699	0.3%	151,699	0.3%	151,699	0.3%
Earnout Shares (5)	4,000,000	7.4%	4,000,000	8.1%	4,000,000	8.9%
Oculis vested options (6)	859,983	1.6%	859,983	1.7%	859,983	1.9%
Oculis unvested options (6)	930,042	1.7%	930,042	1.9%	930,042	2.1%

Total Additional Dilution Sources	10,193,318	18.9%	10,193,318	20.6%	10,193,318	22.7%

Total Shares Outstanding Excluding Additional Dilution Sources	43,617,193	81.1%	39,175,739	79.4%	34,734,284	77.3%

Total Shares Outstanding Including Additional Dilution Sources	53,810,511	100.0%	49,369,057	100.0%	44,927,602	100.0%

	Underwriting fee	Underwriting fee as a % of the trust account following the redemptions	Underwriting fee	Underwriting fee as a % of the trust account following the redemptions	Underwriting fee	Underwriting fee as a % of the trust account following the redemptions
Underwriting fee (7)	4,377,301	3.5%	4,377,301	5.3%	4,377,301	11.4%

(1)

See “Unaudited Pro Forma Condensed Combined Financial Information” for pro forma book value (i.e., total assets minus total liabilities) in the no redemption scenario and the maximum redemption scenario. Pro forma book value for the 50% of maximum redemption scenario is the midpoint between the no redemption and maximum redemption scenarios pro forma book values.

(2)	Pro forma book value per share is a result of pro forma book value divided by total shares outstanding excluding Additional Dilution Sources.

(3)

The Equity % with respect to each Additional Dilution Sources set forth above, including the Total Additional Dilution Sources, includes the full amount of shares issuable with respect to the applicable Additional Dilution Sources in both the numerator and denominator.

(4)

The no redemption scenario assumes that no EBAC Ordinary Shares are redeemed by the Public Shareholders, the maximum redemption scenario assumes that 8,882,909 EBAC Ordinary Shares are redeemed by the Public Shareholders and the 50% of the maximum redemption scenario assumes that 4,441,455 EBAC Ordinary Shares are redeemed by the Public Shareholders. Refer the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information on the no redemption scenario and maximum redemption scenario.

(5)	See “Unaudited Pro Forma Condensed Combined Financial Information” for more information on the Earnout Consideration in the form of New Parent Shares (Earnout Shares).
(6)

Represent the numbers of vested and unvested options that will be outstanding after the Business Combination where Oculis options will convert from options to purchase Oculis stock into options to purchase New Parent stock.

(7)	Reflects the payment of EBAC’s deferred underwriting fee payable as of September 30, 2022 of CHF 4.4 million incurred in connection with the EBAC initial public offering.

Q:	What income and profits and losses has Oculis generated in the last two years?

A:

For the years ended December 31, 2021 and December 31, 2020, Oculis had grant income of CHF 1.0 million and CHF 1.0 million, and loss from operating activities of CHF 13.2 million and CHF 12.3 million, respectively. For the years ended December 31, 2021 and December 31, 2020, Oculis’ total assets were CHF 58.0 million and CHF 16.4 million, respectively, and its total liabilities, predominantly related to accounting of preferred shares, were CHF 119.0 million and CHF 60.0 million, respectively. For additional information, please see the section entitled “Oculis Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Q:	What is the PIPE Financing?

A:

In connection with the Business Combination and concurrently with the execution of the Business Combination Agreement, EBAC entered into the Subscription Agreements with the PIPE Investors pursuant to which such PIPE Investors agreed to purchase from EBAC, severally and not jointly, and EBAC agreed to issue from treasury and sell to such PIPE Investors, an aggregate amount of the PIPE Shares equal to (i) the total subscription amount from the PIPE Investors of $63,303,910 divided by (ii) $10.00. The shares of EBAC Class A Common Stock to be issued from treasury to the PIPE Investors pursuant to the Subscription Agreements have not been registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. New Parent will grant the PIPE Investors certain customary registration rights in connection with the PIPE Financing, including demand and piggyback rights. The PIPE Financing is contingent upon, among other things, the Acquisition Closing.

Unless waived by the parties, the Business Combination Agreement provides that the parties’ obligation to consummate the Business Combination is conditioned on the amount of cash in the Trust Account (net of the Cash Redemption Amount) together with the proceeds from the PIPE Financing (or other financing in connection with the EBAC Mergers) (after any payment of any unpaid transaction expenses of Oculis and EBAC) being equal to or greater than $100 million. The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties.

Q:	What is the Convertible Loan?

A:

In connection with the Business Combination and concurrently with the execution of the Business Combination Agreement, Oculis entered into the Convertible Loan Agreement with the Lenders, pursuant to which, among other things, the Lenders granted Oculis a convertible loan with certain conversion rights in an aggregate amount of $12,670,000. Following the Second Merger Effective Time, it is the intention of the parties thereto that New Parent will assume the Convertible Loan Agreement, and that immediately after such assumption but before the Oculis Share Contribution, the Lenders will exercise their conversion rights in exchange for New Parent Shares at $10.00 per share, on the same terms as the PIPE Investors. The Convertible Loan Agreement provides that, upon conversion, the Lenders will be granted certain customary registration rights, substantially on the same terms as those offered pursuant to the Subscription Agreements.

Q:	Why is EBAC proposing the Adjournment Proposal?

A:

EBAC is proposing the Adjournment Proposal to allow it to adjourn the Extraordinary General Meeting to a later date or dates to the extent reasonable (i) to ensure that any supplement or amendment to this proxy statement/prospectus is provided to EBAC Shareholders, (ii) in order to solicit additional proxies from EBAC Shareholders in favor of the Business Combination Proposal and the Merger Proposal or for any other reason in connection with the transactions contemplated by the Business Combination Agreement or (iii) if EBAC Shareholders redeem an amount of EBAC Class A Common Stock such that the Minimum EBAC Cash Condition would not be satisfied. Please see the sections entitled “Proposal No. 3 — The Adjournment Proposal” and “Risk Factors—Risks if the Adjournment Proposal is Not Approved” for additional information.

Q:	What happens if I sell my EBAC Common Stock before the Extraordinary General Meeting?

A:

The record date for the Extraordinary General Meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your EBAC public shares after the applicable record date but before the Extraordinary General Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Extraordinary General Meeting. However, you will not be able to seek redemption of your EBAC Common Stock because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination. If you transfer your EBAC Common Stock prior to the applicable record date, you will have no right to vote those shares at the Extraordinary General Meeting or redeem those shares for a pro rata portion of the proceeds held in the Trust Account.

Q:	What vote is required to approve the proposals presented at the Extraordinary General Meeting?

A:

Approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote of the holders of at least a majority of the issued shares of EBAC Common Stock who are present in person or represented by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. Approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least a two-thirds majority of the issued shares of EBAC Common Stock who are present in person or represented by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. Approval of the Adjournment Proposal an ordinary resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote of the holders of at least a majority of the issued shares of EBAC Common Stock who are present in person or represented by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. Accordingly, an EBAC shareholder’s failure to vote by proxy or to vote in person (including virtually by visiting             ) at the Extraordinary General Meeting will not be counted towards the number of shares of EBAC Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on any proposal. Broker non-votes and abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on any proposal.

Q:	How will the EBAC Initial Shareholders and EBAC’s other current directors and officers vote?

A:

Prior to EBAC’s initial public offering, EBAC entered into certain agreements with the EBAC Initial Shareholders, including the Sponsor, and certain other officers and directors of EBAC, pursuant to which each of the parties agreed to vote any EBAC Common Stock owned by them in favor of an initial business combination. All such persons agreed to vote all of the Founder Shares and such other public shares held by the EBAC Initial Shareholders and such other officers and directors of EBAC in favor of the Business Combination Proposal and the Merger Proposal, and for any other proposal presented to EBAC Shareholders in this proxy statement/prospectus. As of the record date, the EBAC Initial Shareholders and such other current directors and officers of EBAC          own Founder Shares, representing         % of the EBAC Common Stock then outstanding and entitled to vote at the Extraordinary General Meeting.

You should keep in mind that certain EBAC directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. Please see the sections entitled

“Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination” and “Risk Factors—Risks Related to Oculis’ Business—The Sponsor has entered into a letter agreement with EBAC to vote in favor of the Business Combination, regardless of how EBAC public shareholders vote” for additional information.

Q:	What interests do the EBAC Initial Shareholders and EBAC’s other current officers and directors have in the Business Combination?

A:

The EBAC Initial Shareholders and EBAC’s other current officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. You should take these interests into account in deciding whether to approve the Business Combination Proposal and the Merger Proposal. These interests include, among other things, the following considerations:

1.

EBAC Initial Shareholders and the other officers and directors of EBAC have agreed not to redeem any EBAC Common Stock held by them in connection with a shareholder vote to approve a proposed initial business combination;

2.

the Sponsor paid an aggregate of $25,000 for the Founder Shares. The Founder Shares had an estimated aggregate market value of $             based upon the closing price of $             per public share on the Nasdaq Capital Market on            , 2023, the record date for the Extraordinary General Meeting;

3.

the fact that the Sponsor transferred Founder Shares to two independent directors prior to EBAC’s initial public offering and such securities would be worthless if a business combination is not consummated within the Combination Period;

4.

EBAC Initial Shareholders and the other officers and directors of EBAC have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if EBAC fails to complete an initial business combination within the Combination Period and, in the event EBAC fails to complete an initial business combination within the Combination Period, the Founder Shares would have no value;

5.	the Registration Rights and Lock-Up Agreement will be entered into with the Sponsor;

6.

the Sponsor paid an aggregate of $4.55 million for its 455,096 Private Placement Units and that such Private Placement Units (and the underlying securities) will expire worthless if a business combination is not consummated within the Combination Period. The Private Placement Units had an estimated aggregate value of $             based on the closing price of $             per unit on the Nasdaq on             , 2023, the record date for the Extraordinary General Meeting;

7.	the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company;

8.

the fact that the Sponsor will own 2,846,618 New Parent Shares, which collectively will represent approximately 8.2% of outstanding New Parent Shares and have a value of approximately $28,466,180 based on an implied value of $10.00 per New Parent Share and assuming that the maximum number of EBAC Class A Common Stock are redeemed while still satisfying the Minimum EBAC Cash Condition;

9.	the anticipated designation by EBAC of Martijn Kleijwegt and Geraldine O’Keeffe as directors of New Parent following the Business Combination;

10.	the continued indemnification of EBAC’s existing directors and officers and the continuation of EBAC’s directors’ and officers’ liability insurance after the Business Combination;

11.

LSP 7 Coöperatief U.A. (“LSP 7”), an affiliate of the Sponsor, previously invested $2,104,007 into Oculis on July 22, 2022 prior to the execution of the Business Combination Agreement. In connection with the Oculis Share Contribution, LSP 7 will receive 234,682 New Parent Shares;

12.

an affiliate of the Sponsor has also entered into a Subscription Agreement in connection with the PIPE Financing, pursuant to which such affiliate has agreed to subscribe for and purchase, and EBAC has agreed to issue from treasury to such affiliate, a certain number of EBAC Class A Common Stock at a price of $10.00 per share for an aggregate purchase price of $37.90 million. Certain of EBAC’s directors also hold a personal financial interest in such affiliate;

13.

the Sponsor and EBAC’s officers and directors will lose their entire investment in EBAC and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated within the Combination Period; and

14.

if the Trust Account is liquidated, including in the event EBAC is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify EBAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which EBAC has entered into an acquisition agreement or claims of any third party for services rendered or products sold to EBAC, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

These interests may influence EBAC’s directors in making their recommendation that EBAC Shareholders vote in favor of the approval of the Business Combination. Please see the section entitled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination” for additional information.

Q:	What happens if the Business Combination Proposal or the Merger Proposal is not approved?

A:

In the event that the Business Combination Proposal or the Merger Proposal does not receive the requisite votes for approval, EBAC will not consummate the Business Combination. If EBAC does not consummate the Business Combination and fails to complete an initial business combination within the Combination Period, EBAC will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to its public shareholders. Please see the section entitled “Risk Factors—Risks if the Business Combination is not Consummated” for additional information.

Q:	What constitutes a quorum at the Extraordinary General Meeting?

A:

One or more shareholders who together hold a majority of the issued and outstanding EBAC Common Stock entitled to vote at the Extraordinary General Meeting must be present, in person (including virtual presence by visiting             ) or represented by proxy, at the Extraordinary General Meeting to constitute a quorum and in order to conduct business at the Extraordinary General Meeting. Broker non-votes and abstentions will be counted as present for the purpose of determining a quorum. The EBAC Initial Shareholders and other officers and directors of EBAC, who owned         % of the issued and outstanding EBAC Common Stock as of the record date, will count towards this quorum. In the absence of a quorum, the chairman of the Extraordinary General Meeting has power to adjourn the Extraordinary General Meeting. As of the record date for the Extraordinary General Meeting,              EBAC Common Stock would be required to achieve a quorum.

Q:	What happens if I vote against any of the proposals contemplated by this proxy statement/prospectus?

A:

If you vote against the Business Combination Proposal or the Merger Proposal but the Business Combination Proposal and the Merger Proposal still obtain the requisite vote of holders of EBAC Common Stock to approve the Business Combination Proposal and the Merger Proposal, then the Business Combination Proposal and the Merger Proposal will be approved and, assuming the satisfaction or waiver of the other conditions to the Acquisition Closing, the Business Combination and the transactions contemplated thereby will be consummated in accordance with the terms of the Business Combination Agreement.

Approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote of the holders of at least a majority of the issued shares of EBAC Common Stock who are present in person or represented by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. Approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least a two-thirds majority of the issued shares of EBAC Common Stock who are present in person or represented by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. Approval of the Adjournment Proposal an ordinary resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote of the holders of at least a majority of the issued shares of EBAC Common Stock who are present in person or represented by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. Accordingly, an EBAC shareholder’s failure to vote by proxy or to vote in person (including virtually by visiting         ) at the Extraordinary General Meeting will not be counted towards the number of EBAC Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on any proposal. Broker non-votes and abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on any proposal.

The Acquisition Closing is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that, in the event that either the Business Combination Proposal or the Merger Proposal does not receive the requisite votes for approval, EBAC will not consummate the Business Combination. If EBAC does not consummate the Business Combination and fails to complete an initial business combination within the Combination Period, EBAC will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to its public shareholders.

Q:	Do I have redemption rights?

A:

Pursuant to EBAC’s amended and restated memorandum and articles of association, holders of EBAC public shares may elect to have their shares redeemed for the right to receive an amount in cash at the applicable redemption price per share calculated in accordance with EBAC’s amended and restated memorandum and articles of association. As of September 30, 2022, this would have amounted to approximately $10.00 per share. If a holder of EBAC public shares exercises its redemption rights, then such holder will, subject to the Acquisition Closing being completed, be exchanging its EBAC Class A Common Stock for the right to receive an amount in cash and will not own shares of New Parent following the closing of the transactions contemplated by the Business Combination Agreement, including the Business Combination. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to the Transfer Agent in accordance with the procedures described herein. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of his, her, it or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the outstanding EBAC Class A Common Stock. Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public shareholder or group will not be redeemed for cash. The EBAC Initial Shareholders and certain other officers and directors of EBAC have agreed, for no consideration in return, to waive their redemption rights with respect to any Founder Shares and other EBAC Common Stock they may hold in connection with the consummation of the Business Combination, and the Founder Shares and such other EBAC Common Stock will be excluded from the pro rata calculation used to determine the per-share redemption price.

Additionally, the Sponsor and certain EBAC Shareholders have agreed pursuant to that certain Non-Redemption Agreement to, among other things, not to redeem or exercise any right to redeem any shares, capital stock or any other equity interests, as applicable, of EBAC that the Sponsor or such EBAC shareholder, as applicable, holds of record or beneficially, as of the date of executing such Non-Redemption Agreement, or acquires thereafter.

Notwithstanding the foregoing, a holder of EBAC public shares, together with any affiliate or any other person with whom it is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the outstanding EBAC Class A Common Stock. Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public shareholder or group will not be redeemed for cash.

EBAC has no specified maximum redemption threshold under its amended and restated memorandum and articles of association, other than the aforementioned 15% threshold. Each redemption of EBAC Class A Common Stock by EBAC’s public shareholders will reduce the amount in the Trust Account, which held marketable securities with a fair value of approximately $128.3 million as of September 30, 2022. The conditions to the Acquisition Closing are for the sole benefit of the parties thereto and may be waived by such parties. If, as a result of redemptions of EBAC Class A Common Stock by EBAC’s public shareholders, the Minimum EBAC Cash Condition is not met or is not waived by the parties to the Business Combination Agreement, then either of the parties thereto may elect not to consummate the Business Combination. In addition, in no event will EBAC redeem its EBAC Class A Common Stock in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in EBAC’s amended and restated memorandum and articles of association. Under these circumstances, EBAC Shareholders may exercise their redemption rights with respect to a maximum of 12,053,995 redeemable EBAC Class A Common Stock upon consummation of the Business Combination at a redemption price of approximately $10.052 per share. The estimated per share redemption value of $10.052 was calculated by dividing the Trust Account balance of approximately $128.3 million as of September 30, 2022, by 12,754,784 EBAC Class A Common Stock outstanding and subject to redemption. Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information—Redemption Scenarios.” EBAC Shareholders who wish to redeem their public shares for cash must refer to and follow the procedures set forth in the section entitled “Extraordinary General Meeting of EBAC Shareholders—Redemption Rights” in order to properly redeem their public shares.

Holders of EBAC Warrants will not have redemption rights with respect to such warrants.

If a holder of EBAC public shares exercises its redemption rights, then such holder will, subject to the Acquisition Closing being completed, be exchanging its EBAC Class A Common Stock for the right to receive an amount in cash and will not own shares of New Parent following the closing of the transactions contemplated by the Business Combination Agreement, including the Business Combination.

Q:	Can the EBAC Initial Shareholders redeem their Founder Shares in connection with consummation of the Business Combination?

A:

No. The EBAC Initial Shareholders and certain other officers and directors of EBAC have agreed, for no consideration in return, to waive their redemption rights with respect to any Founder Shares held by them in connection with the consummation of an initial business combination. Additionally, the EBAC Initial Shareholders have agreed, for no consideration in return, to waive their redemption rights with respect to their Founder Shares if EBAC fails to consummate an initial business combination within the Combination Period. However, if the EBAC Initial Shareholders and the other current officers and directors of EBAC acquire public shares, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if EBAC fails to consummate an initial business combination within the prescribed time frame.

Q:	Is there a limit on the total number of EBAC public shares that may be redeemed?

A:

Yes. A holder of EBAC Common Stock, together with any affiliate of his, her, it or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the outstanding EBAC Class A Common Stock. Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public shareholder or group will not be redeemed for cash. In addition, EBAC’s amended and restated memorandum and articles of association provide that in no event will EBAC redeem its EBAC Class A Common Stock in an amount that would cause its net tangible assets to be less than $5,000,001.

Unless waived by either of the parties to the Business Combination Agreement, the Business Combination Agreement provides the parties’ obligation to consummate the Business Combination is conditioned on the amount of cash in the Trust Account (net of the Cash Redemption Amount) together with the proceeds from the PIPE Financing (or other financing in connection with the EBAC Mergers) (after any payment of any unpaid transaction expenses of Oculis and EBAC) being equal to or greater than $100 million. The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:

No. You may exercise your redemption rights whether you vote your EBAC Class A Common Stock for or against, or whether you abstain from voting on, the Business Combination Proposal, the Merger Proposal, the Adjournment Proposal or any other proposal described by this proxy statement/prospectus. As a result, the Business Combination Agreement can be approved by EBAC Shareholders who will redeem their shares and will not be shareholders of New Parent after the consummation of the transactions contemplated by the Business Combination Agreement.

Q:	How do I exercise my redemption rights?

A:

In order to exercise your redemption rights, you must: (i) if you hold EBAC Units, separate the underlying EBAC Class A Common Stock and EBAC Public Warrants; (ii) prior to 5:00 p.m., Eastern Time, on             , 2023 (two business days before the scheduled Extraordinary General Meeting), identify yourself in writing as a beneficial holder and provide your legal name, phone number and address to the Transfer Agent in order to validly redeem your shares and tender your shares physically or electronically and submit a request in writing that EBAC redeem your public shares for cash to Continental at the following address: Continental Stock Transfer & Trust Company, 1 State Street, New York, New York 10004, Attention:     ; and (iii) deliver your public shares either physically or electronically through DTC’s DWAC system to the Transfer Agent at least two business days before the initially scheduled Extraordinary General Meeting. Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. Shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, it may take longer than two weeks. Shareholders who hold their shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

You do not have to be a shareholder on the record date in order to exercise your redemption rights. Shareholders seeking to exercise their redemption rights, whether they are registered holders or hold their shares in “street name” are required to either tender their certificates to the Transfer Agent prior to the date set forth in this proxy statement/prospectus, or up to two business days prior to the initially scheduled vote on the Business Combination Proposal and the Merger Proposal at the Extraordinary General Meeting, or to deliver their shares to the Transfer Agent electronically using DTC’s DWAC system, at such shareholder’s option. The requirement for physical or electronic delivery prior to the Extraordinary General Meeting ensures that a redeeming shareholder’s election to redeem is irrevocable once the Business Combination is approved.

If you hold EBAC Units registered in your own name, you must deliver the certificate for such units to the Transfer Agent with written instructions to separate such units into EBAC Class A Common Stock and EBAC Public Warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your redemption rights upon the separation of the EBAC Class A Common Stock from the EBAC Units.

If a broker, dealer, commercial bank, trust company or other nominee holds your EBAC Units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to the Transfer Agent. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of EBAC Class A Common Stock and EBAC Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the EBAC Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your EBAC Units to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Any demand for redemption, once made, may be withdrawn at any time until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to the Transfer Agent and decide within the required timeframe not to exercise your redemption rights, you may request that the Transfer Agent return the shares (physically or electronically).

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a tendering broker a fee and it is in the broker’s discretion whether or not to pass this cost on to the redeeming shareholder. However, this fee would be incurred regardless of whether or not shareholders seeking to exercise redemption rights are required to tender their shares, as the need to deliver shares is a requirement to exercising redemption rights, regardless of the timing of when such delivery must be effectuated.

If you exercise your redemption rights, your shares of EBAC Class A Common Stock will be repurchased by EBAC into treasury immediately prior to the First Merger Effective Time and in return you will obtain the right to receive a pro rata share of the aggregate amount then on deposit in the Trust Account, subject to the Acquisition Closing being completed. You will no longer own those shares and you will not receive any New Parent Shares in the Business Combination. You will have no right to participate in, or have any interest in, the future growth of New Parent, if any. You will be entitled to receive the right for an amount in cash for your EBAC Class A Common Stock only if you properly and timely demand redemption.

Q:	What are the U.S. federal income tax consequences of U.S. Holders of EBAC Class A Common Stock exercising their redemption rights?

A:

It is expected that a U.S. Holder (as defined in the section entitled “Material Tax Considerations—United States Federal Income Tax Considerations to U.S. Holders”) that exercises its redemption rights to receive an amount in cash from the Trust Account in exchange for its shares of EBAC Class A Common Stock will generally be treated as selling such shares, resulting in the recognition of capital gain or capital loss. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of shares that such U.S. Holder owns or is deemed to own (including through the ownership of warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, please see the section entitled “Material Tax Considerations—United States Federal Income Tax Considerations to U.S. Holders—Consequences of the Business Combination to U.S. Holders of EBAC Securities—Redemption of EBAC Class A Common Stock.”

All U.S. Holders considering exercising their redemption rights are urged to consult their tax advisors regarding the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, and local and non-U.S. tax laws.

Q:	What are the U.S. federal income tax consequences as a result of the Business Combination to U.S. Holders of EBAC Common Stock and EBAC Warrants?

A:

As discussed more fully in the section entitled “Material Tax Considerations—United States Federal Income Tax Considerations to U.S. Holders,” it is intended that the EBAC Mergers qualify as a “reorganization” within the meaning of Section 368(a)(l)(F) of the Code. Assuming that the EBAC Mergers so qualify, U.S. Holders (as defined in the section entitled “Material Tax Considerations—United States Federal Income Tax Considerations to U.S. Holders”) will generally not recognize gain or loss for U.S.

federal income tax purposes on the exchange of EBAC Common Stock and EBAC Warrants for New Parent Shares and New Parent Warrants, as applicable, in the EBAC Mergers.

The discussion of the U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all of the U.S. federal income tax considerations that are applicable to a U.S. Holder in respect of the Business Combination, nor does it address any tax considerations arising under U.S. state or local or non-U.S. tax laws. All U.S. Holders are urged to consult their tax advisors regarding the potential tax consequences to them of the Business Combination, including the applicability and effect of U.S. federal, state, and local and non-U.S. tax laws.

Q:	If I am an EBAC warrant holder, can I exercise redemption rights with respect to my EBAC Public Warrants?

A:

No. There will be no redemption rights or liquidating distributions with respect to EBAC Public Warrants, which will expire worthless if EBAC fails to complete its initial business combination within the Combination Period.

Q:	How do the EBAC Public Warrants differ from the EBAC Private Placement Warrants and what are the related risks for any holders of EBAC Public Warrants following the Business Combination?

A.

The EBAC Private Placement Warrants are identical to the EBAC Public Warrants in all material respects, except that the EBAC Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of the Business Combination and they will not be redeemable by EBAC (except as described in the notes to EBAC’s financial statements included elsewhere in this proxy statement/prospectus) so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the EBAC Private Placement Warrants on a cashless basis. If the EBAC Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the EBAC Private Placement Warrants are redeemable by EBAC in all redemption scenarios and exercisable by the holders on the same basis as the EBAC Public Warrants.

As a result, following the Business Combination, New Parent may redeem your EBAC Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby significantly impairing the value of such warrants. New Parent will have the ability to redeem outstanding New Parent Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the New Parent Shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which a notice of redemption is sent to the warrantholders. New Parent will not redeem the New Parent Warrants as described above unless a registration statement under the Securities Act covering the New Parent Shares issuable upon exercise of such warrants is effective and a current prospectus relating to those New Parent Shares is available throughout the 30-day redemption period. If and when the New Parent Warrants become redeemable by New Parent, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding New Parent Warrants could force you (i) to exercise your New Parent Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your New Parent Warrants at the then-current market price when you might otherwise wish to hold your New Parent Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding New Parent Warrants are called for redemption, is likely to be substantially less than the market value of your New Parent Warrants.

In addition, New Parent will have the ability to redeem the outstanding New Parent Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the closing price of the New Parent Shares equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) on the trading day prior to the date on which a notice of redemption is sent to the warrant holders. Recent trading prices for the EBAC Class A Common Stock have generally not exceeded the $10.00 per share threshold at which the New Parent Warrants would become redeemable. In such a case, the holders will be able to exercise their New Parent Warrants prior to redemption for a number of New Parent Shares determined based on the redemption date and the fair market value of the New Parent Shares. Please see the notes to EBAC’s financial statements included elsewhere in this proxy statement/prospectus for more information. The value received upon exercise of the New Parent Warrants (i) may be less than the value the holders would have received if they had exercised their New Parent Warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the New Parent Warrants.

In each case, New Parent may only call the New Parent Warrants for redemption upon a minimum of 30 days’ prior written notice of redemption to each holder, provided that holders will be able to exercise their New Parent Warrants prior to the time of redemption and, at New Parent’s election, any such exercise may be required to be on a cashless basis.

Q:	Do I have appraisal rights or dissenters’ rights if I object to the proposed Business Combination?

A:

None of the holders of EBAC Warrants have appraisal rights in connection with the Business Combination under the Cayman Companies Act. EBAC Shareholders may be entitled to give notice to EBAC prior to the meeting that they wish to dissent to the Business Combination and to receive payment of fair market value for their EBAC Common Stock if they follow the procedures set forth in the Cayman Companies Act, noting that any such dissention rights may be limited pursuant to Section 239 of the Cayman Companies Act, which states that no such dissention rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes, inter alia, shares of any company which at the effective date of the merger are listed on a national securities exchange. It is the view of the EBAC Board that such fair market value would equal the amount which EBAC Shareholders would obtain if they exercise their redemption rights as described herein.

Appraisal rights are not available to the Oculis Shareholders in connection with the Business Combination.

Q:	What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:

The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties. The Business Combination Agreement provides that Oculis’ obligation to consummate the Business Combination is conditioned, among other things, on satisfying the Minimum EBAC Cash Condition. If, as a result of redemptions of EBAC Class A Common Stock by EBAC’s public shareholders, the Minimum EBAC Cash Condition is not met or is not waived by EBAC or Oculis, then either party may elect not to consummate the Business Combination. For more information, please see the section entitled “Proposal No. 1—The Business Combination Proposal—Sources and Uses of Funds for the Business Combination.”

Q:	What happens if the Business Combination Agreement is terminated or the Business Combination is not consummated?

A:

The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties. The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions including, among others: (i) approval by EBAC Shareholders of the Business Combination Proposal and the Merger Proposal, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part, and there being no order suspending the effectiveness of the registration statement and no proceeding for that purpose initiated or threatened by the SEC, (iii) receipt of approval for listing on the Nasdaq Capital Market of the shares and warrants of New Parent to be issued in connection with the transactions contemplated by the Business Combination Agreement, (iv) absence of any injunctions or adoption of any laws making illegal or otherwise prohibiting the Business Combination Agreement and the transactions contemplated thereby, (v) that the Minimum EBAC Cash Condition is met, (vi) EBAC having net tangible assets of at least $5,000,001, and (vii) satisfaction of customary bringdowns of the representations, warranties and covenants of the parties therein. Please see the section entitled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement” for information regarding the parties’ specific termination rights.

If EBAC has not completed its initial business combination within the Combination Period, EBAC will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem its public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of EBAC’s remaining shareholders and the EBAC Board, liquidate and dissolve, subject, in each case, to EBAC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to EBAC Public Warrants, which will expire worthless if EBAC fails to complete its initial business combination within the Combination Period.

The EBAC Initial Shareholders and the other current officers and directors of EBAC have entered into an agreement with EBAC, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if EBAC fails to complete its initial business combination within the Combination Period. However, if the EBAC Initial Shareholders and the other current officers and directors of EBAC acquire public shares, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if EBAC fails to complete its initial business combination within the Combination Period.

Q:	What do I need to do now?

A:

Your vote is very important. You should read carefully this entire proxy statement/prospectus, including the Annexes and accompanying financial statements of Oculis and EBAC to fully understand the proposed Business Combination before voting on the proposals to be considered at the Extraordinary General Meeting.

Whether or not you plan to attend the Extraordinary General Meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to ensure that your shares are represented at the Extraordinary General Meeting. The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal and the Merger Proposal are approved at the Extraordinary General Meeting. The Acquisition Closing is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Q:	How do I vote?

A:

If you hold your shares in “street name” and are a EBAC shareholder of record, you may vote by mail or in person at the Extraordinary General Meeting. Each share of EBAC Common Stock that you own in your name entitles you to one vote on each of the proposals for the Extraordinary General Meeting. Your one or more proxy cards show the number of EBAC Common Stock that you own.

Voting by Mail. You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing the proxy card and returning it in the enclosed pre-paid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Extraordinary General Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the Extraordinary General Meeting so that your shares will be voted if you are unable to attend the Extraordinary General Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Extraordinary General Meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your EBAC Common Stock will be voted as recommended by the EBAC Board. The EBAC Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, and “FOR” the Adjournment Proposal. Votes submitted by mail must be received by              a.m., Eastern Time, on             , 2023.

Voting in Person at the Meeting. If you attend the Extraordinary General Meeting and plan to vote in person, you will be provided with a ballot at the Extraordinary General Meeting. If your shares are registered directly in your name, you are considered the shareholder of record and you have the right to vote in person at the Extraordinary General Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote in person, you will need to bring to the Extraordinary General Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares. That is the only way EBAC can be sure that the broker, bank or nominee has not already voted your EBAC Common Stock.

Voting Virtually at the Meeting. If your shares are registered in your name with Continental and you attend the Extraordinary General Meeting and plan to vote virtually, you must visit             , enter the 12-digit control number assigned by Continental included on your proxy card or notice of the Extraordinary General Meeting and click on the “Click here to preregister for the virtual meeting” link at the top of the page. Just prior to the start of the Extraordinary General Meeting you will need to log back into the Extraordinary General Meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the shareholder of record for purposes of voting at the Extraordinary General Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. As a beneficial owner, if you wish to vote at the Extraordinary General Meeting, you will need to bring to the Extraordinary General Meeting a legal proxy from your broker, bank or other nominee authorizing you to vote those shares. Please see the section entitled “—Attending the Extraordinary General Meeting” below for more details.

Q:	What will happen if I abstain from voting or fail to vote at the Extraordinary General Meeting?

A:

At the Extraordinary General Meeting, a properly executed proxy marked “ABSTAIN” with respect to a particular proposal will be counted as present for purposes of determining whether a quorum is present. For purposes of approval, broker non-votes and abstentions will have no effect on the Business Combination Proposal, the Merger Proposal or the Adjournment Proposal (other than as counted for purposes of determining whether a quorum is present).

If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination is approved by EBAC Shareholders and the Business Combination is consummated, you will become a shareholder or warrant holder of New Parent. If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination is not approved, you will remain a shareholder or warrant holder of EBAC. However, even if you fail to vote with respect to the Extraordinary General Meeting, you will nonetheless be able to elect to redeem your EBAC public shares in connection with the Business Combination.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:	If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Extraordinary General Meeting.

Q:	If I am not going to attend the Extraordinary General Meeting, should I return my proxy card instead?

A:

Yes. Whether you plan to attend the Extraordinary General Meeting or not, please read this proxy statement/prospectus carefully in its entirety, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

EBAC intends to hold the Extraordinary General Meeting in person as well as virtually, via a live webcast at             . However, EBAC is sensitive to the public health and travel concerns its shareholders may have and recommendations that public health officials may issue in light of the evolving novel coronavirus disease (“COVID-19”) situation. As a result, EBAC may impose additional procedures or limitations on meeting attendees or may decide to hold the meeting in a different location. EBAC plans to announce any such updates on its proxy website at             , and encourages you to check this website prior to the meeting if you plan to attend.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or other nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank or other nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee. EBAC believes all the proposals presented to its shareholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker, bank or other nominee to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker, bank or other nominee on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on a particular proposal.

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. You may change your vote by (i) sending a later-dated, signed proxy card (ii) sending notice to EBAC’s Secretary in writing before the Extraordinary General Meeting that you have revoked your proxy (in the case of clauses (i) and (ii), so that such card or notice is received prior to the vote at the Extraordinary General Meeting scheduled to take place on             , 2023) or (iii) attending the Extraordinary General Meeting, revoking your proxy and voting in person (including by virtual means).

Q:	What should I do with my share certificates, warrant certificates or unit certificates?

A:	EBAC Shareholders who exercise their redemption rights must deliver (either physically or electronically) their share certificates to Continental prior to the Extraordinary General Meeting.

Holders must complete the procedures for electing to redeem their public shares in the manner described in the section entitled “Extraordinary General Meeting of EBAC—Redemption Rights” prior to 5:00 p.m., Eastern Time, on             , 2023 (two business days before the scheduled Extraordinary General Meeting) in order for such shares to be redeemed.

EBAC’s warrant holders should not submit the certificates relating to their EBAC Public Warrants. Public shareholders who do not elect to have their EBAC public shares redeemed for the pro rata share of the Trust Account should not submit the certificates relating to their EBAC public shares.

Upon the Acquisition Closing and the transactions contemplated thereby, holders of EBAC Units, EBAC Common Stock and EBAC Public Warrants will receive New Parent Shares and New Parent Warrants, as the case may be, without needing to take any action and, accordingly, such holders should not submit any certificates relating to their EBAC Units, EBAC Class A Common Stock (unless such holder elects to redeem the either their EBAC Units or EBAC Class A Common Stock in accordance with the procedures set forth below), or EBAC Public Warrants.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your EBAC Common Stock.

Q:	Who will solicit and pay the cost of soliciting proxies for the Extraordinary General Meeting?

A:

EBAC and Oculis will each bear one-half of the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of this proxy statement/prospectus and the related proxy materials. EBAC has engaged D.F. King & Co., Inc. (“D.F. King”), to assist in the solicitation of proxies for the Extraordinary General Meeting. EBAC will pay D.F. King a fee of $25,000 plus disbursements and indemnify D.F. King and its affiliates against certain claims, liabilities, losses, damages and expenses for their services as EBAC’s proxy solicitor. EBAC will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding this proxy statement/prospectus and the related proxy materials to EBAC Shareholders. Directors, officers and employees of EBAC who solicit proxies will not be paid any additional compensation for soliciting.

Q:	Who can help answer my questions?

A:

If you have questions about the Business Combination or the proposals included in this proxy statement/prospectus or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Individuals (toll-free): (877) 732-3619

Banks and Brokerage Firms, please call collect at (212) 269-5550 or email at EBAC@dfking.com.

To obtain timely delivery, EBAC Shareholders must request the materials no later than             , 2023 or five business days prior to the Extraordinary General Meeting.

You may also obtain additional information about EBAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you are a holder of EBAC public shares and intend to seek redemption of such shares, you will need to deliver your public shares (either physically or electronically) to the Transfer Agent. Holders must complete the procedures for electing to redeem such shares in the manner described in the section entitled “Redemption Rights” prior to 5:00 p.m., New York City time, on             , 2023 (two business days before the scheduled Extraordinary General Meeting) in order for such shares to be redeemed. If you have questions regarding the certification of your position or delivery of your public shares, please contact the Transfer Agent:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attention:

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the Annexes and accompanying financial statements of Oculis and EBAC to fully understand the proposed Business Combination (as described below) before voting on the proposals to be considered at the Extraordinary General Meeting (as described below). Please see the section entitled “Where You Can Find More Information.”

Parties to the Business Combination

Oculis

Oculis is a stock corporation (Aktiengesellschaft) that was incorporated under the laws of Switzerland on December 11, 2017.

Oculis is registered with the commercial register of the Canton de Vaud under company registration number CHE-237.826.774. The mailing address of Oculis’ principal executive office prior to and after the Acquisition Closing is Oculis SA, EPFL Innovation Park, Bat D 3e Route J-D. Colladon, CH-1015 Lausanne, Switzerland. Neither the Oculis articles of association nor the operation of law limit the duration of Oculis. Oculis’ telephone number is +41-21-711-3970 and its website is www.oculis.com.

New Parent

New Parent is a stock corporation (Aktiengesellschaft) that was incorporated on October 31, 2022. To date, New Parent has not conducted any material activities other than those incident to its formation and the pending Business Combination and only has nominal assets consisting of cash and cash equivalents. Accordingly, no financial statements of New Parent have been included in this proxy statement/prospectus. New Parent intends to apply to list the New Parent Shares and New Parent Warrants under the Exchange Act and on the Nasdaq Capital Market under the symbols “OCS” and “OCSAW,” respectively, upon the Acquisition Closing. All New Parent Shares shall be of the same class of shares and consist only of New Parent Shares.

The mailing address of New Parent’s principal executive office prior to the Acquisition Closing is Oculis Holding AG, Bahnhofstrasse 7, CH-6300 Zug, Switzerland. The mailing address of New Parent’s principal executive office is expected to move within two months after the Acquisition Closing to Oculis Holding AG, EPFL Innovation Park, Bat D 3e Route J-D. Colladon, CH-1015 Lausanne, Switzerland. Neither the Proposed Articles of Association nor the operation of law limit the duration of New Parent. New Parent’s telephone number is currently +41-58-810-0182.

EBAC

EBAC is a blank check company incorporated as a Cayman Islands exempted company on January 8, 2021 for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. EBAC consummated its initial public offering on March 18, 2021, generating net proceeds of $127.5 million, which includes the partial exercise of the underwriter’s option to purchase an additional 754,784 units at the initial public offering price to cover over-allotments.

The EBAC Class A Common Stock, EBAC Units and EBAC Public Warrants are traded on the Nasdaq Capital Market under the ticker symbols, “EBAC,” “EBACU,” and “EBACW,” respectively. Upon the Acquisition Closing, EBAC’s securities will be delisted from the Nasdaq Capital Market.

The mailing address of EBAC’s registered office is European Biotech Acquisition Corp., EPFL Innovation Park Building, CH-1015 Lausanne, Switzerland.

Merger Sub 1

Merger Sub 1 is a Cayman Islands exempted company and a direct, wholly owned subsidiary of New Parent that was incorporated on January 3, 2023 to facilitate the consummation of the Business Combination. In the Business Combination, at the First Merger Effective Time, Merger Sub 1 will merge with and into EBAC, with EBAC continuing as the surviving company.

The mailing address of Merger Sub 1 registered office is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Merger Sub 2

Merger Sub 2 is a Cayman Islands exempted company and a direct, wholly owned subsidiary of New Parent that was incorporated on January 3, 2023 to facilitate the consummation of the Business Combination. In the Business Combination, at the Second Merger Effective Time, EBAC will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity.

The mailing address of Merger Sub 2 registered office is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Merger Sub 3

Merger Sub 3 is a limited liability company (Gesellschaft mit beschränkter Haftung) incorporated and existing under the laws of Switzerland and a direct, wholly owned subsidiary of New Parent that was incorporated on December 30, 2022 to facilitate the consummation of the Business Combination. In the Business Combination, at the Third Merger Effective Time, Oculis will merge with and into Merger Sub 3, with Merger Sub 3 continuing as the surviving entity.

The mailing address of Merger Sub 3 registered office is Bahnhofstrasse 7, 6300 Zug, Switzerland.

The Business Combination Agreement

On October 17, 2022, EBAC entered into the Business Combination Agreement with Oculis. Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected in the following steps:

i.	the PIPE Investors will transfer $63,303,910 to EBAC in exchange for 6,330,391 PIPE Shares;

ii.

EBAC will undergo the First Merger; and as part of the First Merger, (a) each share of EBAC Common Stock (including those held by the PIPE Investors) shall be automatically converted into the Surviving EBAC Shares, (b) each EBAC Warrant outstanding immediately prior to the First Merger Effective time will be automatically converted into Surviving EBAC Warrants and (c) EBAC shall deposit, or cause to be deposited, with the Exchange Agent (held solely on behalf of the holders of EBAC Common Stock and EBAC Warrants) the Surviving EBAC Shares and Surviving EBAC Warrants on the terms, and subject to the conditions set forth in the Business Combination Agreement and in the Ancillary Agreements;

iii.

on the day before the Acquisition Closing Date and following the First Merger Effective Time but prior to the Second Merger Effective Time, the Exchange Agent, solely on behalf of the holders of Surviving EBAC Shares and Surviving EBAC Warrants, will undertake the Exchange Agent Contribution Actions in exchange for receipt of the New Parent Interests Consideration;

iv.

in connection with the Exchange Agent Contribution, on the day before the Acquisition Closing Date and prior to the Second Merger Effective Time, the Exchange Agent will undertake to distribute (i) the New Parent Shares as part of the New Parent Interests Consideration to the holders of Surviving EBAC Shares and (ii) the New Parent Warrants as part of the New Parent Interests Consideration to the holders of Surviving EBAC Warrants;

v.

on the day before the Acquisition Closing Date and following the completion of the Exchange Agent Contribution Actions, at the Second Merger Effective Time, EBAC will undergo the Second Merger, pursuant to which, among other things, the separate corporate existence of EBAC will cease, and following the Acquisition Closing, Merger Sub 2 shall be liquidated and its assets distributed to New Parent;

vi.

after the Second Merger Effective Time but before the Oculis Share Contribution, it is the intention of the parties to the Convertible Loan Agreement that New Parent will assume the Convertible Loan Agreement, pursuant to which the Lenders have granted Oculis a right to receive a convertible loan with certain conversion rights in an aggregate amount of $12,670,000, and that immediately after such assumption but before the Oculis Share Contribution, the Lenders will exercise their conversion rights in exchange for New Parent Shares at $10.00 per share, on the same terms as the PIPE Investors;

vii.

at approximately 10:00 a.m. Eastern Time on the Acquisition Closing Date, those Oculis Shareholders executing Oculis Shareholders Support Agreements and the exchange notice contemplated by the Business Combination Agreement shall effect the Oculis Share Contribution; and

viii.	approximately 30 days after the closing of the EBAC Mergers, Oculis will undergo the Third Merger.

The terms and conditions of the Business Combination are contained in the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. You are encouraged to read the Business Combination Agreement carefully, as it is the legal document that governs the Business Combination. For more information on the Business Combination Agreement, please see the section entitled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement.”

The First Merger

Merger Sub 1 will be merged with and into EBAC, the separate entity existence of Merger Sub 1 will cease and EBAC will be the surviving company and a wholly owned subsidiary of New Parent. As part of the First Merger, (i) each share of EBAC Common Stock (including those held by the PIPE Investors) shall be automatically converted into one class of common stock of EBAC, as the surviving company of the First Merger, (ii) each EBAC Warrant outstanding immediately prior to the First Merger Effective time will be automatically converted into warrants of EBAC, as the surviving company of the First Merger and (iii) EBAC shall deposit, or cause to be deposited, with the Exchange Agent (held solely on behalf of the holders of EBAC Common Stock and EBAC Warrants) the Surviving EBAC Shares and Surviving EBAC Warrants on the terms, and subject to the conditions set forth in the Business Combination Agreement and in the Ancillary Agreements.

The Exchange Agent Contribution

On the day before the Acquisition Closing Date and following the First Merger Effective Time but prior to the Second Merger Effective Time, the Exchange Agent will contribute the Surviving EBAC Shares and Surviving EBAC Warrants to New Parent in exchange for (i) New Parent Shares and (ii) New Parent Warrants, in each case of (i) and (ii), to be held by the Exchange Agent solely on behalf of the holders of Surviving EBAC Shares and Surviving EBAC Warrants.

The Exchange Agent Distribution

In connection with the Exchange Agent Contribution, on the day before the Acquisition Closing Date and prior to the Second Merger Effective Time, the Exchange Agent will (i) undertake to distribute the New Parent Shares as part of the New Parent Interests Consideration to the holders of Surviving EBAC Shares (as defined in the Business Combination Agreement) and (ii) distribute the New Parent Warrants as part of the New Parent Interests Consideration to the holders of Surviving EBAC Warrants.

The Second Merger

On the day before the Acquisition Closing Date and following the completion of the Exchange Agent Contribution Actions, at the Second Merger Effective Time, EBAC will merge with and into Merger Sub 2, the separate corporate existence of EBAC will cease and Merger Sub 2 will be the surviving company and remain a wholly owned subsidiary of New Parent.

The Oculis Share Contribution

At approximately 10:00 a.m. Eastern Time on the Acquisition Closing Date, those Oculis Shareholders executing Oculis Shareholders Support Agreements and the exchange notice contemplated by the Business Combination Agreement shall effect the contribution to New Parent of all Company Share Capital held by such Oculis shareholder free and clear of all liens (other than general restrictions on transfer under applicable securities laws or the articles of association of Oculis) in exchange for New Parent Shares on the terms, and subject to the conditions set forth in the Business Combination Agreement and Oculis Shareholders Support Agreements;

The Third Merger

Approximately 30 days after the Acquisition Closing Date, pursuant to a merger agreement to be entered into in accordance with the Business Combination Agreement, Oculis will merge with and into Merger Sub 3, the separate corporate existence of Oculis will cease and Merger Sub 3 will be the surviving company and remain a wholly owned subsidiary of New Parent.

Conditions to Closing

The obligations of the Parties to the Business Combination Agreement to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Acquisition Closing Date of the following conditions:

•	the approval of EBAC Shareholders shall have been obtained;

•	EBAC’s net tangible assets shall be at least $5,000,001;

•

the registration statement of which this proxy statement/prospectus forms a part shall have become effective under the Securities Act and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

•	the New Parent Shares to be issued in connection with the transactions contemplated by the Business Combination Agreement shall have been approved for listing on the Nasdaq Capital Market;

•

(i) The amount of cash or cash equivalents available in the Trust Account following the Extraordinary General Meeting (after deducting the EBAC Share Redemption Amount and payment of any transaction expenses of Oculis and EBAC); plus (ii) (a) the cash actually received by New Parent pursuant to the Convertible Loan Agreement from the respective lender parties thereto and (b) the PIPE Investment Amount actually received by New Parent (or other financing in connection with the Acquisition Transactions) prior to or substantially concurrently with the Acquisition Closing is equal to or greater than $100 million; and

•

there shall not be in force any governmental order enjoining or prohibiting the consummation of any of the Business Combination or the Acquisition Transactions or any law that makes the consummation of any of the Business Combination or the Acquisition Transactions illegal or otherwise prohibited; provided that the governmental authority issuing such governmental order has jurisdiction over the parties thereto with respect to the Transactions.

The obligations of EBAC to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) of the following additional conditions as of the dates set forth below:

•

certain of Oculis’ representations and warranties being true and correct in all respects as of the date of the Business Combination Agreement and the Acquisition Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date;

•

the Company Fundamental Representations (as defined in the Business Combination Agreement) shall be true and correct in all material respects as of the date of the Business Combination Agreement and the Acquisition Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date;

•

the representations and warranties of Oculis, other than the Company Fundamental Representations, (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the date of the Business Combination Agreement and as of the Acquisition Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that have not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

•	each of the covenants of Oculis to be performed as of or prior to the Acquisition Closing shall have been performed in all material respects; and

•	there shall not have occurred a Company Material Adverse Effect after the date of the Business Combination Agreement.

The obligations of Oculis to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) of the following additional conditions as of the dates set forth below:

•

certain of EBAC’s representations and warranties being true and correct in all respects as of the Acquisition Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date;

•

the EBAC Fundamental Representations (as defined below) shall be true and correct in all material respects as of the date of the Business Combination Agreement and the Acquisition Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date;

•

the representations and warranties of EBAC, New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 in Article 5 and Article 6 of the Business Combination Agreement (other than the EBAC Fundamental Representations and the representations and warranties set forth in the first sentence of each of Section 5.03(a) and Section 6.13(a) of the Business Combination Agreement) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct as of the date of the Business Combination

Agreement and as of the Acquisition Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct as of such date, except for, in each case, inaccuracies or omissions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of EBAC to consummate the Transactions;

•	each of the covenants of EBAC, New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 to be performed as of or prior to the Acquisition Closing shall have been performed in all material respects; and

•	there shall not have occurred a material adverse effect with respect to EBAC after the date of the Business Combination Agreement.

Termination

Mutual termination rights. The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned:

•	by the mutual written consent of Oculis and EBAC;

•

by Oculis or EBAC if the Acquisition Closing Date has not occurred by March 18, 2023 (the “Agreement End Date”); provided, that if an Extension Proposal (as defined in the Business Combination Agreement) shall be approved at an Extension Shareholders’ Meeting (as defined in the Business Combination Agreement) then to the last day of the extended time period for EBAC to consummate a business combination; provided, further, however, that a party shall not be entitled to terminate the Business Combination Agreement pursuant to Section 11.01(b) of the Business Combination Agreement if such party’s breach of the Business Combination Agreement has prevented the consummation of the Acquisition Closing Date at or prior to such time;

•

by Oculis or EBAC if any governmental order which has become final and non-appealable has the effect of making consummation of any of the Acquisition Transactions illegal or otherwise preventing or prohibiting consummation of any of the Acquisition Transactions or if there shall be adopted any law that permanently makes consummation of any of the Acquisition Transactions illegal or otherwise prohibited; and

•	by Oculis or EBAC if the approval of EBAC Shareholders has not been obtained due to the failure to obtain the required vote at the Extraordinary General Meeting.

Oculis termination rights. The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned:

•	by Oculis if there has been a Modification in Recommendation (as defined below); and

•

by written notice to EBAC upon the occurrence of a Terminating EBAC Breach (as defined below) which is not cured within the time period beginning on the date of such Terminating EBAC Breach and ending on the earlier of (a) 45 days after EBAC’s receipt of Oculis’ notice of such breach or (b) the Agreement End Date, provided that Oculis is not then in material breach of the Business Combination Agreement.

EBAC termination rights. The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned:

•	by written notice to Oculis upon the occurrence of a Terminating Company Breach (as defined below) which is not cured within the time period beginning on the date of such Terminating Company Breach and ending on the earlier of (i) 45 days after Oculis’ receipt of EBAC’s notice of such breach or (ii) the Agreement End Date; provided that EBAC is not then in material breach of the Business Combination Agreement.

For more information about the Business Combination Agreement and the Business Combination and other transactions contemplated thereby, please see the section entitled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement.”

Ancillary Documents

The Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, EBAC entered into Subscription Agreements with certain institutional and accredited investors, including LSP 7, certain existing Oculis Shareholders as well as certain other investors, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and EBAC has agreed to issue from treasury to such PIPE Investors, an aggregate of 6,330,391 EBAC Class A Common Stock at a price of $10.00 per share, for the aggregate purchase price of $63,303,910. Pursuant to the transactions contemplated in the Business Combination Agreement, EBAC Class A Common Stock will ultimately convert into New Parent Shares. The Subscription Agreements contain substantially the same terms.

The closing of the PIPE Financing is subject to, among other customary closing conditions, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that EBAC will cause New Parent to grant the PIPE Investors certain customary registration rights in connection with the PIPE Financing, including demand and piggyback rights.

The Convertible Loan Agreement

Concurrently with the execution of the Business Combination Agreement, Oculis and the Lenders entered into the Convertible Loan Agreement, pursuant to which, among other things, the Lenders have granted Oculis a right to receive a convertible loan with certain conversion rights in an aggregate amount of $12,670,000. Following the Second Merger Effective Time, it is the intention of the parties thereto that New Parent will assume the Convertible Loan Agreement, and that immediately after such assumption but before the Oculis Share Contribution, the Lenders will exercise their conversion rights in exchange for New Parent Shares at $10.00 per share, on substantially the same terms as the PIPE Investors. The Convertible Loan Agreement provides that, upon conversion, the Lenders will be granted certain customary registration rights, substantially on the same terms as those offered pursuant to the Subscription Agreements.

The Oculis Shareholders Support Agreements

Concurrently with the execution of the Business Combination Agreement, Oculis, EBAC, and certain Oculis Shareholders entered into the Oculis Shareholders Support Agreements, pursuant to which such Oculis Shareholders agreed to, among other things, (i) adopt the Business Combination Agreement and approve and consent to the Mergers and the consummation of the transactions contemplated therein, (ii) execute and deliver the exchange notice agreeing to transfer to the Exchange Agent all Company Share Capital held by such Shareholder and (iii) provide a release of claims against Oculis and its subsidiaries.

The Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Sponsor, EBAC and Oculis entered into the Sponsor Support Agreement, pursuant to which Sponsor agreed to, among other things, (i) vote to adopt and approve the Business Combination Agreement and the other documents contemplated thereby and the transactions contemplated thereby, (ii) not transfer its shares of EBAC Common Stock and EBAC Warrants, in each case, until the consummation of the Acquisition Closing (subject to certain customary exceptions), (iii) waive certain anti-dilution adjustments, and (iv) waive certain redemption rights.

The Registration Rights and Lock-Up Agreement

In connection with the consummation of the Business Combination, New Parent will enter into the Registration Rights and Lock-Up Agreement with Sponsor and certain Oculis Shareholders. Pursuant to the Registration Rights and Lock-Up Agreement, Sponsor and such Oculis Shareholders may not transfer New Parent Shares (subject to certain exceptions) until: (i) with respect to the New Parent Shares held by the Oculis Shareholders party thereto upon the Acquisition Closing, 180 days from the Acquisition Closing, and (ii) with respect to the New Parent Shares held by Sponsor upon the Acquisition Closing, 270 days after the Acquisition Closing, in each case subject to earlier release if the New Parent Shares trade at or above a volume weighted average price of $15.00 for 20 trading days during any 30 trading day period commencing at least 150 days following the Acquisition Closing.

The Registration Rights and Lock-Up Agreement provides Sponsor and the Oculis Shareholders party thereto certain customary registration rights, including demand and piggyback registration rights, subject to customary requirements and conditions.

The Non-Redemption Agreements

Concurrently with the execution of the Business Combination Agreement, EBAC, Sponsor and certain EBAC Shareholders have entered into Non-Redemption Agreements, pursuant to which, among other things, such EBAC Shareholder has agreed to (i) vote in favor of the transactions contemplated in the Business Combination Agreement, for which the approval of such EBAC Shareholder is required, (ii) not to redeem, or exercise any right to redeem, any EBAC equity securities held by such EBAC Shareholder as of the date of the Non-Redemption Agreement, or acquired thereafter and (iii) not to transfer any EBAC equity securities until 90 days after the Acquisition Closing. In consideration of such EBAC Shareholder’s performance of its obligations under the Non-Redemption Agreements, Sponsor has agreed to transfer to such EBAC Shareholder one New Parent Share for every 10 shares of EBAC Class A Common Stock held by such EBAC Shareholder. As of the record date,     shares of EBAC Class A Common Stock are subject Non-Redemption Agreements.

For additional information about the ancillary agreements related to the Business Combination, please see the section entitled “Proposal No. 1—The Business Combination Proposal—Certain Agreements Related to the Business Combination.”

The EBAC Board’s Reasons for the Business Combination

EBAC was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The EBAC Board sought to do this by utilizing the networks and industry experience of both the Sponsor and the EBAC Board to identify, acquire and operate one or more businesses.

In particular, the EBAC Board considered the following factors (although not weighted or in any order of significance) in deciding to approve the proposed Business Combination:

•	Experienced management team and New Parent Board. The EBAC Board believes that Oculis’ management team has extensive experience in the biopharma industry in general and the ophthalmology market in particular. The EBAC Board is confident in the management team’s deep industry knowledge and strategic vision and believes that the EBAC and Oculis teams (together with the new incoming directors of the New Parent Board who have extensive executive experience working in the biopharma industry) will form a collaborative and effective long-term partnership that is positioned to create and enhance shareholder value going forward. For additional information regarding Oculis’ executive officers, please see the section entitled “Management of New Parent After the Business Combination.”

•

Advanced and diversified pipeline. The EBAC Board considered that the current pipeline of Oculis provides multiple product candidates that may be developed in several indications where the existing unmet medical need could provide significant market opportunities and long-term shareholder value. For additional information regarding Oculis’ pipeline, please see the section entitled “Business of Oculis and Certain Information about Oculis.”

•

Upcoming milestones. The EBAC Board considered that with the funds that Oculis is expected to receive with the proposed transaction, it may be able to reach significant clinical and regulatory milestones for all three of its product candidates, OCS-01, OCS-02 and OCS-05, in a total of five different indications. These milestones could provide opportunity for potential uplifts in valuation.

•

Benefit for Oculis of being U.S. listed. As a result of the proposed transaction, Oculis will become a public company listed on the Nasdaq Capital Market (via New Parent). By having access to the largest biotech capital market, Oculis will be better positioned to have the capacity to raise additional funds in the future if and when needed.

•

Investment by Third Parties. The EBAC Board considered that certain sophisticated investors (i) subscribed for the PIPE Financing in the aggregate amount of approximately $63.3 million and (ii) agreed to grant Oculis a right to receive a convertible loan with certain conversion rights in the aggregate amount of approximately $12.7 million.

•

Terms of the Business Combination Agreement and the Ancillary Agreements. The EBAC Board considered the terms and conditions of the Business Combination Agreement and the Ancillary Agreements, including the transactions contemplated thereby, each party’s representations, warranties and covenants, the conditions to each party’s obligation to close and the termination provisions, as well as EBAC’s and Oculis’ strong commitment to complete the Business Combination. The EBAC Board determined that such terms and conditions are reasonable and were the product of extensive arm’s-length negotiations between EBAC and Oculis.

•

Continued Ownership of Oculis Shareholders. The EBAC Board considered that the Oculis Shareholders would be receiving a significant amount of New Parent Shares in the proposed Business Combination. Oculis Shareholders have demonstrated confidence in the long-term prospects of New Parent by agreeing not to transfer their New Parent Shares for 180 days following the Acquisition Closing.

•

The Role of the Independent Directors. In connection with the Business Combination, EBAC’s Independent Directors evaluated the proposed terms of the Business Combination, including the Business Combination Agreement and the related agreements, and unanimously approved, as members of the EBAC Board, the Business Combination Agreement, the Ancillary Agreements, and the transactions contemplated thereby.

•

Other Alternatives. The EBAC Board believes, after a thorough review of other business combination opportunities reasonably available to or explored by EBAC, that the proposed Business Combination represents the optimal potential business combination for EBAC and its shareholders based upon the process utilized to evaluate and assess other potential acquisition targets, and the EBAC Board’s belief that such processes had not presented a better alternative.

For a more complete description of the EBAC Board’s reasons for approving the Business Combination, including other factors and risks considered by the EBAC Board, please see the section entitled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—The EBAC Board’s Reasons for the Business Combination.”

This explanation of EBAC’s reasons for the EBAC Board’s approval of the Business Combination, and all other information presented in this summary is not intended to be exhaustive, but includes material factors considered by the EBAC Board and is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

The Extraordinary General Meeting

Date, Time and Place of Extraordinary General Meeting

The Extraordinary General Meeting will be held on                 , 2023 at                  a.m., Eastern Time, at                 , located at                 , and via a live webcast at                 , or at such other time, on such other date and at such other place to which the meeting may be adjourned.

EBAC intends to hold the Extraordinary General Meeting in person as well as virtually, via a live webcast at                 . However, EBAC is sensitive to the public health and travel concerns our shareholders may have and recommendations that public health officials may issue in light of the evolving COVID-19 situation. As a result, EBAC may impose additional procedures or limitations on meeting attendees or may decide to hold the meeting in a different location. EBAC plans to announce any such updates on its proxy website at                 , and encourages you to check this website prior to the meeting if you plan to attend.

To attend the meeting virtually please visit                  and use a 12-digit control number assigned by Continental included on your proxy card or notice of the Extraordinary General Meeting. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (i.e., those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.

Proposals of the Extraordinary General Meeting

At the Extraordinary General Meeting, EBAC Shareholders will be asked to consider and vote on the following proposals:

1.

Business Combination Proposal — a proposal to approve and adopt the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated thereby, including the Business Combination;

2.

Merger Proposal — a proposal to approve and authorize, by special resolution, the Plan of Merger, a copy of which is attached to this proxy statement/prospectus as Annex C, pursuant to which Merger Sub 1 will be merged with and into EBAC, the separate entity existence of Merger Sub 1 will cease, and EBAC will be the surviving company and wholly owned subsidiary of New Parent; and

3.

Adjournment Proposal — a proposal to adjourn the Extraordinary General Meeting to a later date or dates to the extent reasonable (i) to ensure that any supplement or amendment to this proxy statement/prospectus is provided to EBAC Shareholders, (ii) in order to solicit additional proxies from EBAC’s shareholders in favor of the Business Combination Proposal and the Merger Proposal or for any other reason in connection with the transactions contemplated by the Business Combination Agreement or (iii) if EBAC Shareholders redeem an amount of EBAC Class A Common Stock such that the Minimum EBAC Cash Condition would not be satisfied.

For more information, please see the sections entitled “Proposal No. 1—The Business Combination Proposal”, “Proposal No. 2—The Merger Proposal” and “Proposal No. 3—The Adjournment Proposal.”

Registering for the Extraordinary General Meeting

Any shareholder wishing to attend the Extraordinary General Meeting virtually should register for the Extraordinary General Meeting by     , 2023 at     . To register for the Extraordinary General Meeting, please follow these instructions as applicable to the nature of your ownership of EBAC shares:

1.

If your shares are registered in your name with Continental and you attend the Extraordinary General Meeting and plan to vote virtually, go to                , enter the 12-digit control number included on your proxy card or notice of the Extraordinary General Meeting and click on the “Click here to preregister for the virtual meeting” link at the top of the page. Just prior to the start of the Extraordinary General Meeting you will need to log back into the Extraordinary General Meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

2.

Beneficial shareholders (i.e., those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker or other nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who email a valid legal proxy will be issued a 12-digit control number that will allow them to register to attend and participate in the Extraordinary General Meeting. After contacting Continental, a beneficial holder will receive an email prior to the Extraordinary General Meeting with a link and instructions for entering the virtual meeting. Beneficial shareholders should contact Continental at least five business days prior to the Extraordinary General Meeting date in order to ensure access.

Voting Power; Record Date

As a shareholder of EBAC, you have a right to vote on certain matters affecting EBAC. The proposals that will be presented at the Extraordinary General Meeting and upon which you are being asked to vote are summarized above and fully set forth in this proxy statement/prospectus. If you are a shareholder that holds your shares in “street name,” you will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if you owned EBAC Common Stock at the close of business on     , 2023, which is the record date for the Extraordinary General Meeting. You are entitled to one vote for each share of EBAC Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” through a broker, bank or other nominee, or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were      shares of EBAC Common Stock outstanding, of which      are shares of EBAC Class A Common Stock and      are shares of EBAC Class B Common Stock held by the EBAC Initial Shareholders (including Founder Shares transferred by the Sponsor in the amount of 25,000 Founder Shares to certain of the Independent Directors, for a total of 50,000 Founder Shares transferred). For the avoidance of doubt, the record date does not apply to EBAC Shareholders that hold their shares in registered form and are registered as shareholders in EBAC’s register of members. EBAC Shareholders that hold their shares in registered form are entitled to one vote on each proposal presented at the Extraordinary General Meeting for each share of EBAC Common Stock held on the record date of the Extraordinary General Meeting.

Vote of EBAC Initial Shareholders and the Other Directors and Officers of EBAC

Prior to EBAC’s initial public offering, EBAC entered into certain agreements with the EBAC Initial Shareholders and other officers and directors of EBAC, pursuant to which each of the parties agreed to vote any

EBAC Common Stock owned by them in favor of an initial business combination. These agreements apply to the EBAC Initial Shareholders and other officers and directors of EBAC, including the Sponsor, as it relates to the Founder Shares and any other public shares held by the EBAC Initial Shareholders and other officers and directors of EBAC. As of the record date, the EBAC Initial Shareholders and the other current directors and officers of EBAC owned      Founder Shares, representing     % of the EBAC Common Stock then outstanding and entitled to vote at the Extraordinary General Meeting.

EBAC Initial Shareholders and the other current officers and directors of EBAC have entered into a letter agreement with EBAC, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if EBAC fails to complete its initial business combination within the Combination Period. However, if EBAC Initial Shareholders and the other current officers and directors of EBAC acquire public shares, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if EBAC fails to complete its initial business combination within the Combination Period.

Quorum and Required Vote for Proposals at the Extraordinary General Meeting

Approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote of the holders of at least a majority of the issued shares of EBAC Common Stock who are present in person or represented by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. Approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least a two-thirds majority of the issued shares of EBAC Common Stock who are present in person or represented by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. Approval of the Adjournment Proposal an ordinary resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote of the holders of at least a majority of the issued shares of EBAC Common Stock who are present in person or represented by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. Accordingly, an EBAC shareholder’s failure to vote by proxy or to vote in person (including virtually by visiting     ) at the Extraordinary General Meeting will not be counted towards the number of EBAC Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the Business Combination Proposal, the Merger Proposal or the Adjournment Proposal. Broker non-votes and abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on the Business Combination Proposal, the Merger Proposal or the Adjournment Proposal. The Sponsor and each member of EBAC’s management team have agreed to vote any EBAC Common Stock (including Founder Shares and any other public shares of EBAC as of the record date) owned by them in favor of the Business Combination and the transactions contemplated thereby (including by voting in favor of the Business Combination Proposal, the Merger Proposal and for any other proposal presented to EBAC Shareholders in this proxy statement/prospectus).

Aside from the votes cast by the EBAC Initial Shareholders, at least      votes will be required to approve the Business Combination Proposal, and at least      votes will be required to approve the Merger Proposal.

One or more shareholders who together hold a majority of the issued and outstanding EBAC Common Stock entitled to vote at the Extraordinary General Meeting must be present, in person or represented by proxy, at the Extraordinary General Meeting to constitute a quorum and in order to conduct business at the Extraordinary General Meeting. Broker non-votes and abstentions will be counted as present for the purpose of determining a quorum. The EBAC Initial Shareholders and other officers and directors of EBAC, who owned         % of the issued and outstanding EBAC Common Stock as of the record date, will count towards this quorum. In the absence of a quorum, the chairman of the Extraordinary General Meeting has power to adjourn the Extraordinary General Meeting. As of the record date for the Extraordinary General Meeting,      EBAC Common Stock would be required to achieve a quorum.

The Acquisition Closing is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that, in the event that the Business Combination Proposal or the Merger Proposal do not receive the requisite votes for approval, EBAC will not consummate the Business Combination. If EBAC does not consummate the Business Combination and fails to complete an initial business combination within the Combination Period, EBAC will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to the public shareholders.

Recommendation to EBAC Shareholders

The EBAC Board believes that each of the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal to be presented at the Extraordinary General Meeting is in the best interests of EBAC and its shareholders and recommends that its shareholders vote “FOR” each of the proposals.

Interests of Certain Persons in the Business Combination

When considering the EBAC Board’s recommendation that EBAC Shareholders vote in favor of the approval of the Business Combination Proposal and the Merger Proposal, EBAC Shareholders should be aware that aside from their interests as shareholders, the EBAC Initial Shareholders and EBAC’s other current officers and directors have interests in the Business Combination that are different from, or in addition to, those of other EBAC Shareholders generally. For example, such interests may incentivize the Sponsor to complete the Business Combination with Oculis, or an alternative initial business combination with a less favorable company or on terms less favorable to EBAC Shareholders, rather than to liquidate, in which case the Sponsor would lose its entire investment. The EBAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to EBAC Shareholders that they approve the Business Combination Proposal and the Merger Proposal. EBAC Shareholders should take these interests into account in deciding whether to approve the Business Combination Proposal and the Merger Proposal.

These interests include, among other things:

1.

EBAC Initial Shareholders and the other officers and directors of EBAC have agreed not to redeem any EBAC Common Stock held by them in connection with a shareholder vote to approve a proposed initial business combination;

2.

the Sponsor paid an aggregate of $25,000 for the Founder Shares. The Founder Shares had an estimated aggregate market value of $                based upon the closing price of $                per public share on the Nasdaq Capital Market on                , 2023, the record date for the Extraordinary General Meeting;

3.

the fact that the Sponsor transferred Founder Shares to two independent directors prior to EBAC’s initial public offering and such securities would be worthless if a business combination is not consummated within the Combination Period;

4.

EBAC Initial Shareholders and the other officers and directors of EBAC have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if EBAC fails to complete an initial business combination within the Combination Period and, in the event EBAC fails to complete an initial business combination within the Combination Period, the Founder Shares would have no value;

5.	the Registration Rights and Lock-Up Agreement will be entered into by the Sponsor;

6.

the Sponsor paid an aggregate of $4.55 million for its 455,096 Private Placement Units and that such Private Placement Units (and the underlying securities) will expire worthless if a business combination is not consummated within the Combination Period. The Private Placement Units had an estimated aggregate value of $                based on the closing price of $                 per unit on the Nasdaq Capital Market on                 , 2023, the record date for the Extraordinary General Meeting;

7.

the Sponsor paid an aggregate of $227,548.50 for its 151,699 EBAC Private Placement Warrants and that such EBAC Private Placement Warrants will expire worthless if a business combination is not consummated within the Combination Period. The EBAC Private Placement Warrants had an estimated aggregate value of $                 based on the closing price of $                 per warrant on the Nasdaq Capital Market on                 , 2023, the record date for the Extraordinary General Meeting;

8.	the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company;

9.

the fact that the Sponsor will own 2,846,618 New Parent Shares, which collectively will represent approximately 8.2% of outstanding New Parent Shares and have a value of approximately $28,466,180 based on an implied value of $10.00 per New Parent Share and assuming that the maximum number of EBAC Class A Common Stock are redeemed while still satisfying the Minimum EBAC Cash Condition;

10.

the right of EBAC Initial Shareholders and the other directors and officers of EBAC to receive New Parent Shares, subject to certain lock-up periods (it being understood that no contractual selling restrictions apply to any shares issued in connection with the PIPE Financing);

11.	the anticipated designation by EBAC of Martijn Kleijwegt and Geraldine O’Keeffe as directors of New Parent following the Business Combination;

12.	the continued indemnification of EBAC’s existing directors and officers and the continuation of EBAC’s directors’ and officers’ liability insurance after the Business Combination;

13.

LSP 7, an affiliate of the Sponsor, previously invested $2,104,007 into Oculis on July 22, 2022 prior to the execution of the Business Combination Agreement. In connection with the Oculis Share Contribution, LSP 7 will receive 234,682 New Parent Shares;

14.

an affiliate of the Sponsor has also entered into a Subscription Agreement in connection with the PIPE Financing, pursuant to which such affiliate has agreed to subscribe for and purchase, and EBAC has agreed to issue from treasury to such affiliate, a certain number of EBAC Class A Common Stock at a price of $10.00 per share for an aggregate purchase price of $37.896 million. Certain of EBAC’s directors also hold a personal financial interest in such affiliate;

15.

the Sponsor and EBAC’s officers and directors will lose their entire investment in EBAC and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated within the Combination Period. If the Business Combination is consummated within the Combination Period, pursuant to the Business Combination Agreement, the reimbursement of out-of-pocket expenses incurred by the Sponsor and its affiliates and EBAC’s officers and directors in connection with activities on EBAC’s behalf. The aggregate value of all out-of-pocket expenses for which the Sponsor and EBAC’s officers and directors are entitled to reimbursement as of                 , 2023, the record date for the Extraordinary General Meeting, is $                 ;

16.

if the Trust Account is liquidated, including in the event EBAC is unable to complete an initial business combination within the Combination Period, the Sponsor has agreed to indemnify EBAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which EBAC has entered into an acquisition agreement or claims of any third party for services rendered or products sold to EBAC, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account; and

17.

in connection with the consummation of the transactions contemplated hereby, each of the Founder Shares held by the Sponsor and by certain other directors of EBAC will ultimately be exchanged and converted into a number of New Parent Shares on a one-to-one basis.

These interests may influence EBAC’s directors in making their recommendation that EBAC Shareholders vote in favor of the approval of the Business Combination. Please see the section entitled “Proposal No. 1— The Business Combination Proposal— Interests of Certain Persons in the Business Combination” for additional information.

Redemption Rights

Pursuant to EBAC’s amended and restated memorandum and articles of association, holders of EBAC public shares may elect to have their shares redeemed for the right to receive an amount in cash at the applicable redemption price per share calculated in accordance with EBAC’s amended and restated memorandum and articles of association. As of September 30, 2022, this would have amounted to approximately $10.00 per share. If a holder of EBAC public shares exercises its redemption rights, then such holder will, subject to the Acquisition Closing being completed, be exchanging its EBAC Class A Common Stock for the right to receive an amount in cash and will not own shares of New Parent following the closing of the transactions contemplated by the Business Combination Agreement, including the Business Combination. Such a holder will be entitled to receive the right for an amount in cash for its public shares subject to the Acquisition Closing being completed and only if it properly demands redemption and delivers its shares (either physically or electronically) to the Transfer Agent in accordance with the procedures described herein. The EBAC Share Redemption Amount will be distributed, subject to all conditions to the Acquisition Closing being met, by New Parent. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of his, her, it or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the outstanding EBAC Class A Common Stock. Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public shareholder or group will not be redeemed for cash. The EBAC Initial Shareholders and certain other officers and directors of EBAC have agreed, for no consideration in return, to waive their redemption rights with respect to any Founder Shares and other EBAC Common Stock they may hold in connection with the consummation of the Business Combination, and the Founder Shares and such other EBAC Common Stock will be excluded from the pro rata calculation used to determine the per-share redemption price.

EBAC has no specified maximum redemption threshold under its amended and restated memorandum and articles of association, other than the aforementioned 15% threshold. Each redemption of EBAC Class A Common Stock by EBAC’s public shareholders will reduce the amount in the Trust Account, which held marketable securities with a fair value of approximately $128.3 million as of September 30, 2022. The conditions to the Acquisition Closing are for the sole benefit of the parties thereto and may be waived by such parties. If, as a result of redemptions of EBAC Class A Common Stock by EBAC’s public shareholders, the Minimum EBAC Cash Condition is not met or is not waived by the parties to the Business Combination Agreement, then either of the parties thereto may elect not to consummate the Business Combination. In addition, in no event will EBAC redeem its EBAC Class A Common Stock in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in EBAC’s amended and restated memorandum and articles of association. Under these circumstances, EBAC Shareholders may exercise their redemption rights with respect to a maximum of 12,053,995 redeemable EBAC Class A Common Stock upon consummation of the Business Combination at a redemption price of approximately $10.052 per share. The estimated per share redemption value of $10.052 was calculated by dividing the Trust Account balance of approximately $128.3 million as of September 30, 2022, by 12,754,784 EBAC Class A Common Stock outstanding and subject to redemption. Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information—Redemption Scenarios.” EBAC

Shareholders who wish to redeem their public shares for cash must refer to and follow the procedures set forth in the section entitled “Extraordinary General Meeting of EBAC—Redemption Rights” in order to properly redeem their public shares.

Holders of EBAC Public Warrants will not have redemption rights with respect to such warrants.

Material United States Federal Income Tax Considerations of the Business Combination

For a description of certain material U.S. federal income tax consequences of (i) the Business Combination generally applicable to U.S. Holders of EBAC Common Stock and EBAC Warrants, (ii) the exercise of redemption rights by U.S. Holders of EBAC Class A Common Stock and (iii) the subsequent ownership and disposition of New Parent Shares and New Parent Warrants following the Business Combination, please see the section entitled “Material Tax Considerations—United States Federal Income Tax Considerations to U.S. Holders.”

Material Swiss Tax and certain Dutch Withholding Tax Considerations of the Business Combination

For a description of certain material Swiss tax and certain Dutch withholding tax consequences of the ownership and disposition of New Parent Shares and/or New Parent Warrants, please see the sections entitled “Material Tax Considerations—Material Swiss Tax Considerations” and “Material Tax Considerations—Dutch Withholding Tax.”

Anticipated Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a capital reorganization. Under this method of accounting, EBAC will be treated as the acquired company for financial reporting purposes, whereas Oculis will be treated as the accounting acquiror. In accordance with this accounting method, the Business Combination will be treated as the equivalent of Oculis issuing stock for the net assets of EBAC, accompanied by a recapitalization. The net assets of Oculis will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Business Combination will be those of Oculis. Oculis has been determined to be the accounting acquiror for purposes of the Business Combination based on an evaluation of the following facts and circumstances:

•	After the Acquisition Closing, persons affiliated with Oculis are expected to control a majority of the New Parent Board;

•	Oculis Shareholders have the largest voting interest under both redemption scenarios;

•	Oculis is the largest entity based on the entity’s operations and number of employees;

•	Oculis’ operations prior to the Business Combination will comprise the ongoing operations of New Parent; and

•	Oculis’ existing executive officers and senior management team will comprise the executive officers and senior management team of New Parent.

The Business Combination, which is not within the scope of IFRS 3 since EBAC does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Any excess of fair value of New Parent Shares issued over the fair value of EBAC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Regulatory Matters

The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any regulatory requirement or approval, except for (i) filings with the Cayman Registrar of Companies, the Commercial Register of the Canton of Zug, Switzerland and the Commercial Register of the Canton of Vaud, Switzerland to effect the Mergers and New Parent Share Capital Increase and (ii) filings required with the SEC pursuant to the reporting requirements applicable to EBAC, and the requirements of the Securities Act and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate this proxy statement/prospectus to EBAC Shareholders. EBAC must comply with applicable United States federal and state securities laws in connection with the PIPE Financing, and with the Nasdaq continued listing requirements.

Appraisal Rights

None of the holders of EBAC Warrants have appraisal rights in connection with the Business Combination under the Companies Act. EBAC Shareholders may be entitled to give notice to EBAC prior to the meeting that they wish to dissent to the Business Combination and to receive payment of fair market value for his, her or its EBAC Common Stock if they follow the procedures set forth in the Cayman Companies Act, noting that any such dissention rights may be limited pursuant to Section 239 of the Cayman Companies Act, which states that no such dissention rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. It is the view of the EBAC Board that such fair market value would equal the amount which EBAC Shareholders would obtain if they exercise their redemption rights as described herein. For more information, please see the section entitled “Proposal No. 1—The Business Combination Proposal—Appraisal Rights.”

Appraisal rights are not available to Oculis Shareholders in connection with the Business Combination.

Proxy Solicitation

Proxies may be solicited by mail, via telephone or via email or other electronic correspondence. EBAC has engaged D.F. King to assist in the solicitation of proxies.

If an EBAC shareholder grants a proxy, such shareholder may still vote its shares in person if it revokes its proxy before the Extraordinary General Meeting. An EBAC shareholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “Extraordinary General Meeting of EBAC—Revoking Your Proxy.”

Summary of Risk Factors

In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the Annexes, and especially consider the factors discussed in the section entitled “Risk Factors.” The occurrence of one or more of the events or circumstances described in the section entitled “Risk Factors,” alone or in combination with other events or circumstances, may have a material adverse effect on (i) the ability of EBAC and Oculis to complete the Business Combination, (ii) the business, financial condition and operating results of Oculis prior to the Acquisition Closing and (iii) the business, financial condition and operating results of New Parent following the Acquisition Closing. The risks of Oculis listed below will apply to New Parent after the Acquisition Closing. Some of the more significant challenges and risks related to Oculis, EBAC, the Business Combination and the New Parent Shares are summarized below:

•	Oculis has a very limited operating history and no products approved for commercial sale, which may make it difficult to evaluate its current business and predict its future success and viability.

•	Oculis has incurred significant net losses in each period since its inception and anticipates that it will continue to incur significant and increasing net losses for the foreseeable future.

•	Drug development is a highly uncertain undertaking and involves a substantial degree of risk. Oculis has never generated any revenue from product sales and may never generate revenue or be profitable.

•	If Oculis fails to obtain additional financing, it may be unable to complete the development and, if approved, commercialization of its product candidates.

•

Oculis has identified material weaknesses in its internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain effective internal control over financial reporting. If Oculis is unable to maintain an effective system of internal controls in the future, its ability to accurately or timely report its financial condition or results of operations may be adversely affected, which could hurt Oculis’ business, lessen investor confidence and depress the market price of its securities.

•

Oculis has not yet successfully completed any Phase 3 clinical trials, received any marketing approvals or commercialized any pharmaceutical products, which may make it difficult to evaluate Oculis’ future prospects.

•

Oculis depends significantly on its product candidates, OCS-01, OCS-02, and OCS-05, which it is developing for treatment of multiple diseases. If Oculis is unable to complete the clinical development of any of these product candidates, if is unable to obtain marketing approvals for any of these product candidates, or if any of these product candidates are approved and Oculis fails to successfully commercialize the product candidate or experience significant delays in doing so, its business will be materially harmed.

•

Oculis’ product candidates may cause undesirable side effects, such as an increase in intraocular pressure caused by OCS-01, or have other unexpected properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in post-approval regulatory action. OCS-05 was placed on a clinical hold with the FDA in 2016. If Oculis is unable to establish a NOAEL, or if its studies otherwise do not satisfy the FDA’s requirements, OCS-05 may not receive clearance from the FDA to proceed with human clinical trials, may never receive regulatory approval from the FDA, and Oculis may not be able to market and commercialize OCS-05 in the United States, which could materially adversely affect its business, financial condition, results of operations and growth prospects.

•	The manufacture of OCS-02, a biologic, is highly complex, costly and requires substantial lead time to produce.

•	Even if a product candidate obtains regulatory approval, it may fail to achieve the broad degree of physician and patient adoption and use necessary for commercial success.

•

Even if Oculis receives marketing approval for OCS-01, OCS-02, OCS-05, or any future product candidate, Oculis may not be able to successfully commercialize its product candidates due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for Oculis to sell its product candidates profitably.

•	Oculis faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than Oculis does.

•

Oculis relies completely on third-party contractors to supply, manufacture and distribute clinical drug supplies for its product candidates, which may include sole-source suppliers and manufacturers; Oculis intends to rely on third parties for commercial supply, manufacturing and distribution if any of its product candidates receives regulatory approval and for any future product candidates.

•	Oculis’ rights to develop and commercialize its technology are subject, in part, to the terms and conditions of licenses granted to Oculis by others. In particular, Oculis depends on licenses for development and commercialization rights to OCS-02 and OCS-05. If these rights are terminated or Oculis fails to comply with its obligations under these agreements or any other license, collaboration or other agreement, Oculis may be required to pay damages and it could lose intellectual property rights that are necessary for the development and protection of its product candidates.

•

If Oculis is unable to obtain, maintain, protect and enforce patent or other intellectual property protection for its current and future technology and products, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, Oculis may not be able to compete effectively in its markets.

•

The regulatory approval processes of the FDA and non-U.S. regulatory authorities are highly complex, lengthy, and inherently unpredictable. If Oculis is unable to obtain regulatory approval for its product candidates, or to do so in a timely manner, Oculis will be unable to generate product revenue and its business will be substantially harmed.

•

If the FDA does not conclude that OCS-01 satisfies the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements under Section 505(b)(2) are not as Oculis expects, the approval pathway for OCS-01 will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

•	New Parent is a Swiss stock corporation. The rights of its shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

•	U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against New Parent or its executive officers or members of the New Parent Board.

•

Since the Sponsor and EBAC’s directors and executive officers have interests that are different from, or in addition to (and which may conflict with), the interests of EBAC Shareholders, a conflict of interest may have existed in determining whether the Business Combination with Oculis is appropriate as EBAC’s initial business combination.

•	There is no assurance that the due diligence undertaken in relation to the Business Combination would uncover all material issues in relation to the business or financial condition of Oculis.

•

EBAC has not obtained a fairness opinion from an independent investment banking firm, and consequently, there is no assurance from an independent source that the Business Combination is fair to its shareholders from a financial point of view.

•	There is no guarantee that a public shareholder’s decision whether to redeem is shares for a pro rata portion of the Trust Account will put the public shareholder in a better future economic position

•

If EBAC is not able to complete the Business Combination with Oculis within the Combination Period, EBAC would cease all operations except for the purpose of winding up and EBAC would redeem its EBAC Class A Common Stock and liquidate the Trust Account, in which case EBAC’s public shareholders may only receive approximately $10.00 per share and EBAC Public Warrants will expire worthless.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination. All of the sources and uses below are for illustrative purposes only. Where actual amounts are not known or knowable, the figures below represent EBAC’s good faith estimate of such amounts. The maximum redemption scenario represents the maximum amount of shares of EBAC Class A Common Stock that can be redeemed such that the Minimum EBAC Cash Condition can still be satisfied.

No Redemption Scenario(1)

Sources	(in millions)
Existing cash held in Trust Account(2)	$128
PIPE Financing(3)(5)	76
Rollover equity(4)(5)	203
Total Sources	$407

Uses
Rollover equity(4)(5)	$203
Cash to Balance Sheet	189
Estimated Transaction Expenses(6)	15
Total Uses	$407

(1)	Totals might be affected by rounding.
(2)

Assumes that none of EBAC’s outstanding public shares are redeemed in connection with the Business Combination. Excludes interest earned in the Trust Account. The actual amount of cash in the Trust Account is subject to change depending on actual interest earned. Approximately $7.0 million in Non-Redemption Agreements has been committed from existing EBAC investors as of the announcement of the Business Combination.

(3)	Approximately $12.7 million of the PIPE Financing is in the form of convertible loan agreements at zero percent interest and convertible at the Acquisition Closing.
(4)

Based on Company Equity Value under the terms of the Business Combination Agreement, with a pro-forma number of approximately 20.3 million New Parent Shares to be issued to Oculis Shareholders as rollover equity.

(5)	New Parent Shares issued to Oculis Shareholders and PIPE Investors are at a deemed value of $10.00 per share.
(6)	Represents an estimate of transaction expenses. Actual amounts may vary and may include expenses unknown at this time.

Maximum Redemption Scenario(1)

Sources	(in millions)
Existing cash held in Trust Account(2)	$39
PIPE Financing(3)(5)	76
Rollover equity(4)(5)	203
Total Sources	$318

Uses
Rollover equity(4)(5)	$203
Cash to Balance Sheet	100
Estimated Transaction Expenses(6)	15
Total Uses	$318

(1)	Totals might be affected by rounding.
(2)

Assumes that EBAC’s public shareholders exercise redemption rights with respect to 8,882,909 of EBAC’s public shares, which represents redemptions of approximately 70% of EBAC’s public shares and which is the maximum number of redemptions which may occur such that the Minimum EBAC Cash Condition would still be satisfied at a redemption price of approximately $             per share and excluding EBAC public shares subject to Non-Redemption Agreements.

(3)	Approximately $12.7 million of the PIPE Financing is in the form of convertible loan agreements at zero percent interest and convertible at the Acquisition Closing.
(4)

Based on Company Equity Value under the terms of the Business Combination Agreement, with a pro-forma number of approximately 20.3 million New Parent Shares to be issued to Oculis Shareholders as rollover equity.

(5)	New Parent Shares issued to Oculis Shareholders and PIPE Investors are at a deemed value of $10.00 per share.
(6)	Represents an estimate of transaction expenses. Actual amounts may vary and may include expenses unknown at this time.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined financial data is derived from and should be read in conjunction with the unaudited pro forma condensed combined statement of financial position and unaudited pro forma condensed combined statements of operations included elsewhere in this proxy statement/prospectus and is provided to aid you in your analysis of the financial aspects of the Business Combination, the consummation of the PIPE Financing and Convertible Loan Agreement, which are collectively referred to as the “Pro Forma Transactions.”

The unaudited pro forma condensed combined financial statements are based on the EBAC historical financial statements and the Oculis historical consolidated financial statements as adjusted to give effect to the Pro Forma Transactions. The unaudited pro forma condensed combined statement of financial position gives pro forma effect to the Pro Forma Transactions as if they had been consummated on September 30, 2022. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 and the year ended December 31, 2021 gives effect to the Pro Forma Transactions as if they had occurred on January 1, 2021.

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of New Parent reflecting the Pro Forma Transactions.

The unaudited pro forma condensed combined financial statements have been derived from and should be read in conjunction with:

•

the historical unaudited condensed financial statements of EBAC as of September 30, 2022, for the three and nine months ended September 30, 2022, and for the period from January 8, 2021 (inception) through September 30, 2021 included elsewhere in this proxy statement/prospectus;

•

the historical audited financial statements of EBAC as of December 31, 2021 and for the period from January 8, 2021 (inception) through December 31, 2021 included elsewhere in this proxy statement/prospectus;

•

the historical unaudited condensed interim consolidated financial statements of Oculis as of September 30, 2022 and December 31, 2021 and for each of the three- and nine-month periods ended September 30, 2022 and 2021 included elsewhere in this proxy statement/prospectus;

•	the historical audited consolidated financial statements of Oculis as of and for the years ended December 31, 2021 and 2020 included elsewhere in this proxy statement/prospectus; and

•

the sections entitled “EBAC Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Oculis Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information relating to EBAC and Oculis included elsewhere in this proxy statement/prospectus.

The historical consolidated financial statements of Oculis have been prepared in accordance with IFRS as issued by the IASB and in its presentation currency of CHF. The historical financial statements of EBAC have been prepared in accordance with US GAAP in its presentation currency of US dollars. The historical financial information of EBAC has been adjusted to give effect to the differences between US GAAP and IFRS for the purposes of the combined pro forma financial information, which included the only adjustment to reclassify the carrying value of EBAC’s Class A Common Stock subject to possible redemption to non-current liabilities under

IFRS. The adjustments presented in the pro forma combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of New Parent after giving effect to the Pro Forma Transactions. The historical financial statements of EBAC have been translated into CHF for the purposes of presentation in the unaudited pro forma condensed combined financial statements (“As Converted”) using the following exchange rates:

•	at the period end exchange rate as of September 30, 2022 of $1.00 to CHF 0.98054 for the unaudited pro forma condensed combined statement of financial position;

•

the average exchange rate for the period from January 1, 2022 through September 30, 2022 of $1.00 to CHF 0.95162 for the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022; and

•

the average exchange rate for the period from January 8, 2021 through December 31, 2021 of $1.00 to CHF 0.91416 for the unaudited pro forma condensed combined pro forma statement of operations for the period from January 8, 2021 through December 31, 2021.

The selected unaudited pro forma condensed combined financial data below presents two redemption scenarios as follows:

•

Assuming No Redemptions (Scenario 1): This presentation assumes that no EBAC public shareholders exercise their right to redeem their shares of EBAC Class A Common Stock for their pro rata share of the Trust Account, and thus, the full amount held in the Trust Account as of the Acquisition Closing is available for the Pro Forma Transactions. This redemption scenario also reflects the Sponsor’s forfeiture of 727,096 shares of EBAC Class B Common Stock pursuant to the terms of the Business Combination Agreement and 70,078 shares of EBAC Class B Common Stock transferred to EBAC public shareholders in connection with executing a Non-Redemption Agreement at the time of announcement of the Business Combination. Up to an additional 1,594,348 shares of EBAC Class B Common Stock are subject to forfeiture if the Sponsor fails to ensure $25.5 million in combined cash through (i) additional PIPE Investment Amount from specified investors and (ii) the amount of cash available in the Trust Account following the Extraordinary General Meeting (after deducting the EBAC Share Redemption Amount) but before payment of any transaction expenses of Oculis or EBAC as described elsewhere in the accompanying proxy statement/prospectus. As of the date of the Business Combination Agreement, none of these additional shares would be forfeited in the no redemption scenario; and

•

Assuming Maximum Redemptions (Scenario 2): This presentation assumes that 8,882,909 shares of EBAC Class A Common Stock are redeemed at a per share redemption price of CHF 9.86 or $10.052, which represents the maximum amount of redemptions of CHF 87.6 million or $89.3 million that would allow consummation of the Pro Forma Transactions that would still satisfy the Minimum EBAC Cash Condition in the Business Combination Agreement of CHF 98.1 million or $100.0 million available for use as primary capital net of any redemptions by the EBAC public shareholders and payment of any transaction expenses. The maximum redemption scenario includes all adjustments contained in the no redemption scenario and presents additional adjustments to reflect the effect of maximum redemptions. This redemption scenario also reflects the Sponsor’s forfeiture of 727,096 shares of EBAC Class B Common Stock pursuant to the terms of the Business Combination Agreement and 70,078 shares of EBAC Class B Common Stock transferred to EBAC public shareholders in connection with executing Non-Redemption Agreements at the time of announcement of the Business Combination. Up to an additional 1,594,348 shares of EBAC Class B Common Stock are subject to forfeiture if the Sponsor fails to obtain an additional $25.5 million in combined cash through (i) additional PIPE Investment Amount from specified investors and (ii) the amount of cash available in the Trust Account following the Extraordinary General Meeting (after deducting the EBAC Share Redemption Amount) but before payment of any transaction expenses of Oculis or EBAC. None of these additional shares would be forfeited in the maximum redemption scenario as of the date of the Business Combination Agreement as described elsewhere in the accompanying proxy statement/prospectus. As of the date of the Business Combination Agreement, 700,789 shares of EBAC Class A Common Stock held by the EBAC public shareholders are subject to non-redemption agreements contingent upon the Acquisition Closing.

The unaudited pro forma condensed combined financial information is for illustrative purposes only and is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New Parent. The actual level of redemptions by EBAC’s public shareholders is unknowable prior to the shareholder vote with respect to the Business Combination.

The following table sets out summary data derived from the unaudited pro forma condensed combined statements of financial position as of September 30, 2022 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and year ended December 31, 2021 under the two redemption scenarios.

	Unaudited Pro Forma		Unaudited Pro Forma
	Nine Months Ended September 30, 2022		Year Ended December 31, 2021
	Scenario 1 (Assuming No Redemptions)	Scenario 2 (Assuming Maximum Redemptions)	Scenario 1 (Assuming No Redemptions)	Scenario 2 (Assuming Maximum Redemptions)
	(in CHF thousands)		(in CHF thousands)
Combined Statements of Operations Data:
Operating income	698	698	960	960
Operating loss	(22,663)	(22,663)	(47,507)	(52,396)
Net loss before tax	(19,577)	(19,577)	(46,188)	(51,077)
Net loss	(19,646)	(19,646)	(46,215)	(51,104)
Basic and diluted net loss per share, Class A common stock	(0.45)	(0.57)	(1.06)	(1.47)

	Unaudited Pro Forma
	As of September 30, 2022
	Scenario 1 (Assuming No Redemptions)	Scenario 2 (Assuming Maximum Redemptions)
	(in CHF thousands)
Combined Statements of Financial Position:
Total assets	224,173	136,619
Total liabilities	8,806	8,806
Total equity	215,367	127,813

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•	our ability to consummate the Business Combination;

•	the benefits of the Business Combination;

•	New Parent’s financial performance following the Business Combination;

•	the ability to obtain or maintain the listing of New Parent Shares or New Parent Warrants on the Nasdaq Capital Market, following the Business Combination;

•	timing and expected outcomes of clinical trials, preclinical studies, regulatory submissions and approvals, as well as commercial outcomes;

•	expected benefits of Oculis’ business and scientific approach and technology;

•	the potential safety and efficacy of Oculis’ product candidates;

•	Oculis’ ability to successfully develop, advance and commercialize its pipeline of product candidates;

•	the effectiveness and profitability of Oculis’ collaborations and partnerships, is ability to maintain current collaborations and partnerships and enter into new collaborations and partnerships;

•	expectations related to future milestone and royalty payments and other economic terms under Oculis’ collaborations and partnerships;

•	estimates regarding future revenue, expenses, capital requirements and need for additional financing;

•	estimates of market opportunity for Oculis’ product candidates;

•	the effects of increased competition as well as innovations by new and existing competitors in our industry;

•	Oculis’ strategic advantages and the impact those advantages may have on future financial and operational results;

•	Oculis’ expansion plans and opportunities;

•	Oculis’ ability to grow its business in a cost-effective manner;

•	Oculis’ expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•	the impact of the COVID-19 pandemic, macroeconomic factors and other global events, such as the Russia-Ukraine conflict, on Oculis’ business;

•	changes in applicable laws or regulations;

•	the outcome of any known and unknown litigation and regulatory proceedings; and

•	other risks and uncertainties, including those listed in this proxy statement/prospectus in the section entitled “Risk Factors.”

By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and are based on potentially inaccurate assumptions. Forward-looking statements are not guarantees of future performance. The risks outlined above and others described in the section entitled “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the results of operations, financial condition, liquidity and the development of EBAC, Oculis and New Parent, the industry Oculis operates in and risks relating to the Business Combination. New risks can emerge from time to time, and it is not possible to predict all such risks, nor can it be assessed the impact of all such risks on Oculis’ business or to the extent which any such risks or combinations of risks and other factors may cause actual results to differ materially from those contained in any forward-looking statements. Given these results and uncertainties, you should not rely on forward-looking statements as a prediction of actual results.

Accordingly, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Neither EBAC, Oculis nor New Parent undertakes any obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports filed by EBAC (prior to the Acquisition Closing) or New Parent (after the Acquisition Closing) from time to time with the SEC after the date of this proxy statement/prospectus.

RISK FACTORS

In addition to the other information contained in (or incorporated by reference into) this proxy statement/prospectus, including the matters addressed under the heading “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, reputation, revenue, financial condition, results of operations and future prospects of Oculis (which will be the business of New Parent after the Acquisition Closing), in which event the market price of the New Parent Shares could decline, and you could lose part or all of your investment. Unless otherwise indicated, reference in this section and elsewhere in this proxy statement/prospectus to the Oculis business being adversely affected, negatively impacted or harmed will include an adverse effect on, or a negative impact or harm to, the business, reputation, financial condition, results of operations, revenue and future prospects of New Parent, and references to “we”, “our” or “us” refer to Oculis or New Parent, as the case may be.

Risks related to our business, financial condition, capital requirements, or financial operations

We have a very limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our current business and predict our future success and viability.

We are a clinical stage biopharmaceutical company specializing in novel therapeutics to treat ophthalmic diseases. We commenced operations in December 2017, have no products approved for commercial sale and have not generated any revenue from product sales. Drug development is a highly uncertain undertaking and involves a substantial degree of risk. To date, we have not completed a pivotal clinical trial, obtained marketing approval for any product candidates, manufactured a commercial scale product, or conducted sales and marketing activities necessary for successful product commercialization.

Our limited operating history as a company and early stage of drug development make any assessment of our future success and viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by clinical-stage biopharmaceutical companies in rapidly evolving fields, and we have not yet demonstrated an ability to successfully overcome such risks and difficulties. If we do not address these risks and difficulties successfully, our business, financial condition, results of operations and growth prospects may be impaired.

We have incurred significant net losses in each period since our inception and anticipate that we will continue to incur significant and increasing net losses for the foreseeable future.

We have incurred net losses in each reporting period since our inception, including net losses of CHF 29.5 million and CHF 13.0 million for the nine months ended September 30, 2022 and 2021, respectively, and CHF 18.6 million and CHF 14.9 million for the fiscal years ended December 31, 2021 and 2020, respectively. As of September 30, 2022, we had an accumulated deficit of CHF 101.8 million.

We have invested significant financial resources in research and development activities, including for our product candidates. We do not expect to generate revenue from product sales in the foreseeable future, if at all. The amount of our future net losses will depend, in part, on the level of our future expenditures and our ability to generate revenue. Moreover, our net losses may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance quarter to quarter or year to year due to factors including the timing of clinical trials, any litigation that we may file or that may be filed against us, the execution of collaboration, licensing or other agreements and the timing of any payments we make or receive thereunder.

We expect to continue to incur significant and increasingly higher expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

•	progress our current and any future product candidates through preclinical and clinical development;

•	work with our contract manufacturers to scale up the manufacturing processes for our product candidates, if approved, or, in the future, establish and operate a manufacturing facility;

•	continue our research and discovery activities;

•	initiate and conduct additional preclinical, clinical or other studies for our product candidates;

•	change or add contract manufacturers or suppliers;

•	seek regulatory approvals and marketing authorizations for our product candidates;

•	establish sales, marketing and distribution infrastructure to commercialize any products for which we obtain approval;

•	acquire or in-license product candidates, intellectual property and technologies;

•	make milestone, royalty or other payments due under any current or future collaboration or license agreements;

•	obtain, maintain, expand, protect and enforce our intellectual property portfolio;

•	attract, hire and retain qualified personnel;

•	experience any delays or encounter other issues related to our operations;

•	incur costs associated with becoming a public company if the Business Combination is consummated;

•	meet the requirements and demands of being a public company; and

•	defend against any product liability claims or other lawsuits related to our products.

Our prior losses and expected future losses have had and will continue to have an adverse effect on our shareholders’ deficit and working capital. In any particular quarter or quarters, our operating results could be below the expectations of securities analysts or investors, which could cause the share price of New Parent Shares to decline.

As of September 30, 2022, we had cash and cash equivalents of CHF 28.5 million. We believe that these cash and cash equivalents will be sufficient to enable us to fund our current operations for at least the next twelve months period.

Drug development is a highly uncertain undertaking and involves a substantial degree of risk. We have never generated any revenue from product sales, and we may never generate revenue or be profitable.

We have no products approved for commercial sale and have not generated any revenue from product sales. We do not anticipate generating any revenue from product sales until after we have successfully completed clinical development and received regulatory approval for the commercial sale of a product candidate, if ever.

Our ability to generate revenue, alone or with strategic collaboration, and achieve profitability depends significantly on many factors, including:

•	successfully completing research, preclinical and clinical development of our product candidates;

•	obtaining regulatory approvals and marketing authorizations for product candidates for which we successfully complete clinical development and clinical trials;

•

developing a sustainable and scalable manufacturing process for our product candidates, as well as establishing and maintaining commercially viable supply relationships with third parties that can provide adequate products and services to support clinical activities and any commercial demand for our product candidates;

•	identifying, assessing, acquiring and/or developing new product candidates;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

•

launching and successfully commercializing product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing a sales, marketing and distribution infrastructure;

•	obtaining and maintaining an adequate price for our product candidates, both in the United States and in other countries where our products are commercialized;

•	obtaining adequate reimbursement for our product candidates from third-party payors;

•	obtaining market acceptance of our product candidates as viable treatment options;

•	addressing any competing technological and market developments;

•	maintaining, protecting, expanding and enforcing our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

•	attracting, hiring and retaining qualified personnel.

Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of our expenses, or when we will be able to generate any meaningful revenue or achieve or maintain profitability, if ever. In addition, our expenses could increase beyond our current expectations if we are required by the FDA or non-U.S. regulatory agencies to perform studies in addition to those that we currently anticipate, or if there are any delays in any of our or our future collaborators’ clinical trials or the development of any of our product candidates. Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate and ongoing compliance efforts.

Even if we are able to generate revenue from the sale of any approved products, we may not become profitable, and we will need to obtain additional funding through one or more debt or equity financings in order to continue operations. Revenue from the sale of any product candidate for which regulatory approval is obtained will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to get reimbursement at any price and whether we own the commercial rights for that territory. If the number of addressable patients is not as significant as we anticipate, the indication approved by regulatory authorities is narrower than we expect, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our failure to become and remain profitable could decrease the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our pipeline of product candidates or continue our operations and cause a decline in the value of the New Parent Shares, all or any of which may adversely affect our viability.

Our operating and financial results are subject to concentration risk.

Our operational and financial results are subject to concentration risk. Our success will depend significantly on the development of OCS-01, OCS-02 and OCS-05, their regulatory approval in a limited number of jurisdictions and their commercialization by a limited number of commercial partners. Even if we are successful in developing and commercializing all of these products, our revenue will be dependent on a limited number of products that would account for a significant majority of our revenues. This concentration risk would increase to the extent we are successful in developing and commercializing fewer products as we would be dependent on a lower number of products for the significant majority of our revenues. Unfavorable changes or the non-occurrence of certain anticipated events with respect to any of these limited number of products, jurisdictions or commercial partners may disproportionally affect our global results.

If we fail to obtain additional financing, we may be unable to complete the development and, if approved, commercialization of our product candidates.

Our operations have required substantial amounts of cash since inception. To date, we have financed our operations primarily through the sale of equity securities. Developing our product candidates is expensive, and we expect to substantially increase our spending as we advance our product candidates in clinical trials. Even if we are successful in developing our product candidates, obtaining regulatory approvals and launching and commercializing any product candidate will require substantial additional funding beyond the net proceeds from the Business Combination.

As of September 30, 2022, we had CHF 28.5 million in cash and cash equivalents. On a pro forma basis as of September 30, 2022, assuming the consummation of the Business Combination, the PIPE Investment and Convertible Loan Agreement, we estimate that the future company would have CHF 208.6 million in cash assuming no redemptions by EBAC’s Shareholders and CHF 121.1 million in cash assuming maximum redemption by EBAC’s Shareholders such that the Minimum EBAC Cash Condition would still be satisfied. Although we believe that our existing cash and cash equivalents will be sufficient to fund our projected operations through at least the next 12 months, our estimate as to how long we expect our existing cash and cash equivalents to be available to fund our operations is based on assumptions that may prove inaccurate, and we could use our available capital resources sooner than we currently expect. In addition, changing circumstances may cause us to increase our spending significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may need to raise additional funds sooner than we anticipate if we choose to expand more rapidly than we presently anticipate.

We will require additional capital for the further development and, if approved, commercialization of our product candidates. Additional capital may not be available when we need it, on terms acceptable to us or at all. We have no committed source of additional capital. If adequate capital is not available to us on a timely basis, we may be required to significantly delay, scale back or discontinue our research and development programs or the commercialization of any product candidates, if approved, or be unable to continue or expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations and cause the price of the New Parent Shares to decline.

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business development expertise of our chief executive officer as well as other principal members of our management, scientific and clinical team. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time.

Laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies is in force that, among other things, (i) imposes an annual binding shareholders’ “say on pay” vote with respect to the compensation of our executive committee and board of directors, (ii) generally prohibits severance, advances, transaction premiums and similar payments to members of our executive committee and board of directors, and (iii) requires companies to specify certain compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders’ vote.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The rules implemented by the SEC, and by the Nasdaq and Swiss corporate law require changes in corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations and the move from a private to a public company will substantially increase our expenses, including our legal, accounting and information technology costs and expenses, and make some activities more time consuming and costly, and these new obligations will require attention from our executive officers and senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules and regulations and the move from a private to a public company to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Due to increased risks and exposure it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the New Parent Shares, fines, sanctions and other regulatory action and potentially civil litigation, which could adversely impact our business, results of operation, financial condition and the price of the New Parent Shares.

We have been and will need to continue to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations.

As of September 30, 2022, we had 32 employees. Additionally, we may rely on a number of temporary workers and contractors from time-to-time as needed. As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial, legal and other resources. Our management may need to divert a disproportionate amount of our attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. In addition, our success depends on our ability to attract and retain a talented workforce with a specialized set of skills. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of our current and potential future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

We have identified material weaknesses in our internal control over financial reporting, and we may identify additional material weaknesses in the future or fail to maintain effective internal control over financial reporting. If we are unable to maintain an effective system of internal controls in the future, our ability to accurately or timely report our financial condition or results of operations may be adversely affected, which could hurt our business, lessen investor confidence and depress the market price of our securities.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

We have limited internal accounting personnel to address our internal controls and procedures. As of December 31, 2021, we had two designated finance and accounting employees and rely primarily on third-party accounting professional service firms to provide accounting, bookkeeping and administrative services. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the preparation of our consolidated financial statements for the years ended December 31, 2020 and 2021, we identified material weaknesses in our internal control over financial reporting.

The material weaknesses identified are related to (i) a lack of sufficient internal accounting personnel to support an efficient and structured financial statement close process and allow for the appropriate monitoring of financial reporting matters; and (ii) the maintenance of effective controls over information technology general controls for IT accounting and financial reporting systems. Specifically, IT systems and related operations are outsourced to third parties and therefore, we were not in a position to maintain user access controls, program change management controls, and testing and approval controls.

The identified control deficiencies did not result in a material misstatement to the Company’s financial statements. However, each of these control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim financial statements that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.

We are presently a private company with limited accounting personnel to adequately execute our accounting processes and other supervisory resources with which to address our internal control over financial reporting. We are progressing with the activities necessary to implement the appropriate accounting policies, processes and controls required to comply with Section 404 of the Sarbanes-Oxley Act. We intend and have taken steps to remediate the material weaknesses described above through hiring additional qualified accounting and financial reporting personnel, and further enhance our accounting policies, procedures, and controls. In particular, in 2021 and 2022, we have hired additional staff for the finance and legal functions. Also, we are in the process of implementing an ERP system along with related IT general controls, which we believe will enhance our internal control over financial reporting. While we will not be able to fully remediate these material weaknesses until these steps have been completed, we have been operating effectively for a sufficient period of time.

We cannot provide assurance that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting nor that they will prevent or avoid potential future material weaknesses. In addition, we cannot provide assurance that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses.

Delays or the failure to implement our ERP system may result in a material adverse effect on our ability to report our financial results on a timely basis and in an accurate manner.

We are in the process of implementing a global ERP system that will upgrade and standardize our information system. The ERP implementation started in 2021 and is expected to continue to occur in phases. Any delays or the failure to achieve our implementation goals may adversely impact our financial results. In addition, the failure to either complete or deliver the application on time or anticipate the necessary readiness and training needs could lead to business disruption and loss of business. Failure or abandonment of any part of the ERP system could result in a write-off of part or all of the costs that have been capitalized on the project, which could adversely affect our results of operations and financial condition.

Economic, financial, geopolitical, epidemiological, or other conditions could result in business disruptions which could seriously harm our future revenue and financial condition and increase our costs and expenses.

Concerns over inflation, geopolitical issues, the U.S. financial markets, foreign exchange rates, capital and exchange controls, unstable global credit markets and financial conditions, COVID-19 pandemic, supply chain disruptions and economic issues, have led to periods of significant economic instability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, and increased unemployment rates. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly and more dilutive. In addition, there is a risk that one or more of our current or future service providers, manufacturers, suppliers and other partners could be negatively affected by difficult economic times, which could adversely affect our ability to attain our operating goals on schedule and on budget or meet our business and financial objectives.

Our operations, and those of our contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), suppliers, and other third-party contractors and consultants upon which we rely, could be subject to wildfires, earthquakes, tsunamis, power shortages or outages, floods or monsoons, public health crises, such as pandemics and epidemics, political crises, such as terrorism, war (including trade wars), political instability or other conflicts, and other natural or man-made disasters or other events outside of our control that could disrupt our business. In February 2022, armed conflict escalated between Russia and Ukraine. The sanctions announced by the United States and other countries, following Russia’s invasion of Ukraine, against Russia to date include restrictions on selling or importing goods, services or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia. The United States and other countries could impose wider sanctions and take other actions should the conflict further escalate. It is not possible to predict the broader consequences of this conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, currency exchange rates and financial markets, all of which could impact our business, financial condition and results of operations.

The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. For example, we rely on third-party manufacturers to produce our product candidates. Our ability to obtain supplies of our product candidates, or other necessary supplies, could be disrupted if the operations of our suppliers are affected by a man-made or natural disaster or other business interruption. Damage or extended periods of interruption to our corporate, development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease or delay the marketing or development of some or all of our product candidates. Although we maintain property damage and business interruption insurance coverage, our business, financial condition, and results of operations may be seriously harmed should the losses we suffer as a result of such property damage and/or business interruption substantially exceed our insurance coverage and we are required to make up for this shortfall.

Our business, financial condition and results of operations would suffer in the event of computer system failures, security breaches or other disruptions to our information technology systems.

In the ordinary course of our business, we collect, store and transmit sensitive data, including protected health information (“PHI”), intellectual property, proprietary business information and other personal information. We rely on information technology systems, networks and services, some of which are managed, hosted or provided by third parties, to assist in conducting our business. While we have not previously experienced a security breach or computer failure resulting in destruction, theft, or other loss of this information, and we and our service providers have implemented a number of security measures designed to protect against security breaches, these measures could fail or may be insufficient, resulting in the unauthorized disclosure, modification, misuse, unavailability, destruction, or loss of confidential information or personal information we collect, store and transmit. Despite the implementation of security measures, our internal computer systems, and those of our contract research organizations, or CROs, and other third parties on which we rely, are vulnerable to attack, damage or interruption from computer viruses, unauthorized access, cyberattacks, employee theft or misuse, human error, hacking, fraud, natural disasters, fire, terrorism, war and telecommunication and electrical failures.

Cyberattacks are increasing in their frequency, sophistication and intensity. Cyberattacks could include the deployment of harmful malware, “phishing attacks”, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. The use of cloud-based computing also creates opportunities for the unintentional dissemination or intentional destruction of confidential information stored in our or our third-party providers’ systems, portable media or storage devices. Furthermore, as a result of the COVID-19 pandemic, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities.

Significant disruptions of our information technology systems or security breaches could adversely affect our business operations and/or result in the loss, misappropriation, and/or unauthorized access, use or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), and could result in financial, legal, business and reputational harm to us. If such disruptions were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Despite our efforts to ensure the security, privacy, integrity, confidentiality, availability, and authenticity of our information technology networks and systems, processing and information, we may not be able to anticipate or to implement effective preventive and remedial measures against all data security and privacy threats. We cannot guarantee that the recovery systems, security protocols, network protection mechanisms and other security measures that we or our third-party providers have integrated into our or their systems, networks and physical facilities, which are designed to protect against, detect and minimize security breaches will be adequate to prevent or detect service interruption, system failures, data loss or theft, or other material adverse consequences. No security solution, strategy, or measures can address all possible security threats or block all methods of penetrating a network or otherwise perpetrating a security incident. The risk of unauthorized circumvention of our security measures has been heightened by advances in computer and software capabilities and the increasing sophistication of hackers who employ complex techniques, including without limitation, the theft or misuse of personal and financial information, counterfeiting, “phishing” or social engineering, ransomware, extortion, publicly announcing security breaches, account takeover attacks, denial or degradation of service attacks, malware, fraudulent payment and identity theft. Furthermore, because the techniques used to sabotage, disrupt or to obtain unauthorized access to our systems, networks, or physical facilities in which data is stored or through which data is transmitted change frequently and often are not recognized until launched against a target, we or our third-party providers may be unable to implement adequate preventative measures or stop security breaches while they are occurring. We or our third-party providers may also experience security breaches that may remain undetected for an extended period. Even if identified, we or our third-party providers may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence, or we or our third-party providers may be unable to repair our or their systems in an efficient and timely manner. In addition, laws, regulations, government guidance, and industry standards and practices are rapidly evolving to combat these threats. We may face increased compliance burdens regarding such requirements from regulators and incur additional costs for oversight and monitoring of security risks relating to our own supply chain.

If we or our third-party providers were to experience a significant cybersecurity breach of our or their information systems or data, the costs associated with the investigation, remediation and potential notification of the breach to counterparties and data subjects could be material. Unauthorized access to our systems, networks, or physical facilities could result in litigation with our customers or other relevant stakeholders, which may adversely affect our business. These proceedings could force us to spend money in defense or settlement, divert management’s time and attention, increase our costs of doing business, or adversely affect our reputation.

Further, we may not have adequate insurance coverage for security incidents or breaches, including fines, judgments, settlements, penalties, costs, attorney fees and other impacts that arise out of incidents or breaches. Depending on the facts and circumstances of such an incident, the damages, penalties and costs could be significant and may not be covered by insurance or could exceed our applicable insurance coverage limits. If the impacts of a security incident or breach, or the successful assertion of one or more large claims against us, exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), it could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms, or at all, or that our insurers will not deny coverage as to all or part of any future claim or loss.

Further, the COVID-19 pandemic has resulted in a significant number of our employees and partners working remotely, which increases the risk of a data breach or issues with data and cybersecurity. To the extent that any disruption or security breach results in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our future product candidates could be delayed.

We are subject to numerous laws, regulations, standards and other requirements related to personal information, privacy and data protection. Our actual or perceived failure to comply with such laws, regulations, standards and other requirements could negatively affect our business, financial condition or results of operations.

The global data protection landscape is rapidly evolving, and we are subject to numerous federal, state and foreign laws, regulations, standards and other requirements governing the collection, use, disclosure, retention and security of personal information, such as information that we may collect in connection with clinical trials in the United States and abroad. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards or requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer, use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, our internal or external policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations, enforcement actions, claims by third parties or damage to our reputation, any of which could have a material adverse effect on our business, results of operations and financial condition.

In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy laws, and consumer protection laws and regulations that govern the collection, processing, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. For example, in the United States, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) imposes among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Entities that are found to be in violation of HIPAA, whether as the result of a breach of unsecured PHI, a complaint about privacy practices, or an audit by the U.S. Department of Health and Human Services, or HHS, may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Depending on the facts and circumstances, we could be subject to penalties if we violate HIPAA.

Even when HIPAA does not apply, according to the Federal Trade Commission (the “FTC”) failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

In addition, certain state laws govern the privacy and security of health-related and other personal information in certain circumstances, some of which may be more stringent, broader in scope or offer greater individual rights with respect to protected health information than HIPAA, many of which may differ from each other, thus, complicating compliance efforts. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California enacted the California Consumer Privacy Act, (“CCPA”), which creates individual privacy rights for California consumers, including the right to opt out of certain disclosures of their information, and places increased privacy and security obligations on entities handling certain personal data of consumers or households and may apply to us in the future. The CCPA provides for civil penalties for violations and also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Further, the California Privacy Rights Act, or CPRA, significantly amends the CCPA and will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. The CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., as other states or the federal government may follow California’s lead and increase protections for U.S. residents, which creates the potential for a patchwork of overlapping but different state laws and could increase our potential liability and adversely affect our business, financial condition and results of operations. For example, the Virginia Consumer Data Protection Act, a comprehensive privacy statute that shares similarities with the CCPA, CPRA and legislation proposed in other states, will take effect on January 1, 2023. Colorado enacted a similar law, the Colorado Privacy Act, which becomes effective on July 1, 2023. Similar laws have been passed and proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could add layers of complexity to compliance in the U.S. market, increase our compliance costs and adversely affect our business, financial condition and results of operations.

Further, we are subject to international data protection laws and regulations, including the European Union General Data Protection Regulation and applicable national supplementing laws, or GDPR, which may apply to health-related and other personal information obtained outside of the United States. The GDPR imposes strict requirements for collection, control, sharing, disclosure, transfer, use and other processing of the personal data of individuals located in the European Economic Area (the “EEA”), including clinical trial data, as well as potential fines for noncompliant companies. The GDPR also imposes strict requirements relating to obtaining consent, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, taking certain measures when engaging third-party processors. Compliance with the GDPR may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our activities carried out in the context of our EEA operations.

Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the European Economic Area, or EEA, to the United States. On July 16, 2020, in a case known as Schrems II, the Court of Justice of the European Union, or CJEU, invalidated the EU-US Privacy Shield Framework under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the Standard Contractual Clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place. Additionally, new Standard Contractual Clauses that repealed the Standard Contractual Clauses adopted under the Data Protection Directive have been adopted on June 4, 2021 by the European Commission. As supervisory authorities issue further guidance on personal data export mechanisms, including on the new Standard Contractual Clauses, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we conduct clinical trials, it could affect our business. U.S. President Joseph Biden and the President of the European Commission announced on March 25, 2022 that they had reached an agreement in principle for a Trans-Atlantic Data Privacy Framework, which would allow personal data to flow freely and safely between the EU and participating U.S. companies. To that end, U.S. President Joseph Biden signed the Executive Order on Enhancing Safeguard for United States Signals Intelligence Activities, or EO, on October 7, 2022. The EO answers to certain shortcomings identified by the EU but it does not yet allow for the free transfers of personal data to the United States. Organizations must continue to implement a valid compliance mechanism for cross-border data transfers, such as the Standard Contractual Clauses, and conduct an assessment of the U.S. laws prior to transferring personal data to the United States. As the EO introduces safeguards for U.S. intelligence services’ access to European personal information, certain supplementary measures that have been implemented and are linked to these practices could be softened and the overall risk associated to the data transfer could be lowered. It is expected that a new EU-US data transfer framework will not be ready before Spring 2023.

Relatedly, following the United Kingdom’s withdrawal from the EEA and the EU, we are required to comply with both the GDPR and, separately, the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR sets out the UK-specific requirements related to data protection, including with respect to transfer of personal data outside of the UK, which increases our regulatory compliance burden. Further, in July 2022, the UK government published a Data Reform Bill that will amend the UK GPDR. This creates uncertainty with regard to the data protection regulatory regime in the United Kingdom and could result in the introduction of data privacy laws that materially deviate from the EU GDPR. This would expose us to two parallel regimes. Further, the entry into force of the US-UK Data Access Agreement on 3 October 2022 may put at risk the European Commission’s adequacy decision granted to the UK. If such adequacy decision were to be withdrawn, personal data would not flow freely between the UK and the EU and additional safeguards would need to be adopted, which could result in additional costs for us.

Any failure or perceived failure by us to comply with our legal obligations concerning privacy, data protection or information security could result in claims by data subjects, governmental investigations and enforcement action against us, including fines, enforcement orders, imprisonment of company officials and public censure, (individual and collective) claims for damages by affected individuals and damage to our reputation, any of which could have a material adverse effect on our business, financial condition, and operating results. Companies that must comply with the GDPR and UK GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater, litigation (including private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests), regulatory investigations, enforcement actions that require us to change the way we use personal data, and/or prohibitions on the use of personal data. Such penalties may be in addition to any civil litigation claims by data subjects. We may not be successful in avoiding potential liability or disruption of business resulting from the failure to comply with these laws and, even if we comply with laws, we may be subject to liability because of a security incident. Further, complying with the applicable notification requirements in the event of a security breach could result in significant costs. Furthermore, future interpretations of existing data protection laws or regulations could be inconsistent with our current interpretations, increase our compliance burden, make it more difficult to comply, and/or increase our risk of regulatory investigations and fines.

EU data protection laws also require opt-in consent to send marketing emails or use cookies and similar technologies for advertising, analytics and other purposes – activities on which our marketing strategies may rely. Enforcement of these requirements has increased and a new regulation that has been proposed in the EU, known as the Privacy Regulation, may make these requirements more stringent and increase the penalties for violating them. Such restrictions could increase our exposure to regulatory enforcement action, increase our compliance costs, and adversely affect our business. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the UK will be regulated in the long term. These changes will lead to additional costs and increase our overall risk exposure. On June 28, 2021, the European Commission adopted an adequacy decision permitting flows of personal data between the EU and the UK to continue without additional requirements. However, the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews or extends that decision and remains under review by the European Commission during this period.

Additionally, we contract with, and are accountable for, third-party service providers we engage to process personal data on our behalf, including our CROs. We cannot assure you that our service providers with access to our or our customers’, suppliers’, trial patients’ and employees’ personal information, including health data and other sensitive or confidential information, will not breach contractual obligations imposed by us, or that they will not experience data security breaches or attempts thereof. If they were to breach their contractual obligations or experience a security incident, such event could have an adverse effect on our business, including putting us in breach of our obligations under privacy laws and regulations, which could in turn adversely affect our business, financial conditions and results of operations. We cannot assure you that our contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information.

The Swiss Federal Act on Data Protection, or DPA, also applies to the collection and processing of personal data by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland. The DPA has been revised and adopted by the Swiss Parliament, and the revised version and its revised ordinances will enter into force on September 1, 2023. This revised law may lead to an increase in our costs of compliance, risk of noncompliance and penalties for noncompliance.

In addition to data privacy and security laws, we may be contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We may also be bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.

We may publish privacy policies, marketing materials, and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

Compliance with applicable United States and foreign data protection, privacy and security laws, regulations and standards could require us to take on more onerous obligations in our contracts, require us to engage in costly compliance exercises, restrict our ability to collect, use and disclose data, or in some cases, impact our ability, or our that of our partners or suppliers, to operate in certain jurisdictions. Each of these constantly evolving laws can also be subject to varying interpretations. Any failure or perceived failure to comply could result in government investigations and enforcement actions (which could include civil or criminal penalties), fines, private litigation, and/or adverse publicity, and could negatively affect our operating results and business. Moreover, patients about whom we or our partners obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

We may not realize the benefits of acquired assets or other strategic transactions.

We evaluate various strategic transactions on an ongoing basis. We may acquire other businesses, products or product candidates, intellectual property, or technologies as well as pursue joint ventures or investments in complementary businesses. The success of any future strategic transaction depends on various risks and uncertainties, including:

•	unanticipated liabilities related to investee companies or joint ventures;

•	conflicts in economic or business interests with our joint ventures or investee companies;

•	difficulties integrating acquired personnel, technologies, and operations into our existing business;

•	retention of key employees;

•	diversion of management’s time and focus from operating our business to management of strategic alliances or joint ventures or acquisition integration challenges;

•	increases in our expenses and reductions in our cash available for operations and other uses;

•	disruption in or termination of our relationships with collaborators or suppliers as a result of such a transaction; and

•	possible write-offs or impairment charges relating to investee companies or joint ventures.

Foreign acquisitions and joint ventures are subject to additional risks, including those related to regulatory or compliance issues, integration of operations across different cultures and languages, currency risks, potentially adverse tax consequences of overseas operations, and the particular economic, political, and regulatory risks associated with specific countries.

Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, or amortization expenses or write-offs of goodwill, any of which could harm our financial condition. We could also incur losses resulting from undiscovered liabilities that are not covered by the indemnification we may obtain from the seller.

If we in-license product candidates or products or acquire businesses, we may not be able to realize the benefit of those transactions if we are unable to successfully integrate them with our existing operations and company culture. We cannot be certain that, following a strategic transaction or license, we will achieve the results, revenue, or specific net income that justifies the transaction. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, or amortization expenses or write-offs of goodwill, any of which could harm our financial condition.

The COVID-19 pandemic, which began in late 2019, may continue to affect our ability to initiate and complete preclinical studies and clinical trials, disrupt regulatory activities, disrupt our manufacturing and supply chain or have other adverse effects on our business and operations. In addition, this pandemic has caused substantial disruption in the financial markets and may adversely impact economies worldwide, both of which could result in adverse effects on our business and operations.

The COVID-19 pandemic, which began in December 2019, caused many governments to implement measures to slow the spread of the outbreak through quarantines, travel restrictions, heightened border scrutiny and other measures. The outbreak and government measures taken in response have also had a significant impact, both directly and indirectly, on businesses and commerce, as worker shortages have occurred, supply chains have been disrupted, facilities and production have been suspended, and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. The future progression of the outbreak and its effects on our business and operations are uncertain.

Our business, operations and clinical development timelines and plans had been and could in the future be adversely affected by COVID-19, and could be adversely impacted by other health epidemics in regions where we have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of CROs upon whom we rely. The COVID-19 pandemic has affected multiple countries worldwide, including those where we have planned and ongoing preclinical studies and clinical trials. In addition, in response to the COVID-19 pandemic, many state, local and foreign governments put in place quarantines, executive orders, shelter-in-place orders and similar government orders and restrictions in order to control the spread of the disease. Such orders or restrictions, and the perception that such orders or restrictions could continue or, after being lifted, be reinstated for a period of time, have resulted in business closures, work stoppages, slowdowns and delays, work-from-home policies, travel restrictions and cancellation of events, among other effects that could negatively impact productivity and disrupt our business and operations. While some of the orders and restrictions have been lifted, we cannot be certain that such orders and restrictions will not be reinstated in the future, particularly with the emergence of new variant strains of the COVID-19 virus. We may take further actions that alter our operations as may be required by federal, state or local authorities, or which we determine are in the best interests of our employees.

Moreover, our clinical development timelines and plans could be affected by the COVID-19 pandemic as we and the third-party manufacturers and clinical research organizations that we engage may face disruptions. Site initiation and patient enrollment could be delayed or suspended due to prioritization of hospital resources toward the COVID-19 pandemic or patients not having a desire to enroll in clinical trials due to concerns regarding COVID-19. We cannot be certain that we will not experience future delays in enrollment. In addition, some patients may not be able to comply with clinical trial protocols and the ability to conduct follow up visits with treated patients may be limited if patients do not want to participate in follow up visits due to concerns regarding COVID-19 or if quarantines impede patient movement or interrupt healthcare services. There may be shortages in the raw materials used in the manufacturing of our product candidates or laboratory supplies for our preclinical studies and clinical trials, in each case, because of ongoing efforts to address the outbreak.

We cannot assure that the inability to collect such clinical data would not have an adverse impact on our clinical trial results. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 could be adversely impacted.

We may experience disruptions that could severely impact our business, preclinical studies, and clinical trials, including:

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delays in receiving approval from local regulatory authorities to initiate our planned clinical trials, including receiving any required IND or similar approval to initiate clinical trials from regulatory bodies in other jurisdictions;

•	delays or difficulties in enrolling and retaining patients in our clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•	manufacturing disruptions;

•	delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;

•	delays in the transport of clinical trial materials;

•

changes in local regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•

diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•

difficulties recruiting or retaining patients for our planned clinical trials if patients are affected by the virus or are fearful of visiting or traveling to clinical trial sites because of the outbreak;

•

interruption of or changes in key clinical trial activities, such as clinical trial site monitoring, implementation of virtual monitoring, use of local testing labs, or home delivery of study drugs, due to limitations on travel imposed or recommended by federal or state governments, employers and others, use of new digital technologies for subject visits or interruption of clinical trial subject visits and study procedures, the occurrence of which could affect the integrity of clinical trial data;

•

risk that participants enrolled in our clinical trials will acquire COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events;

•

delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;

•

limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•	interruption or delays in the operations of the FDA or non-U.S. regulators which may impact review and approval timelines;

•	delays in regulatory approvals for our product candidates due to the FDA or non-U.S. regulators focusing on clinical trials related to therapies and vaccines targeting COVID-19;

•

refusal of the FDA or non-U.S. regulators to accept data, including from clinical trials in affected geographies or failure to comply with updated guidance and expectations of the FDA or non-U.S. regulators related to the conduct of clinical trials during the COVID-19 pandemic; and

•	interruption or delays to our sourced discovery and clinical activities.

The response to the COVID-19 pandemic may redirect resources with respect to regulatory matters in a way that would adversely impact our ability to pursue marketing approvals. In addition, we may face impediments to regulatory meetings and potential approvals due to measures intended to limit in-person interactions.

Furthermore, third parties, including manufacturers, medical institutions, clinical investigators, CROs and consultants with whom we conduct business, are similarly adjusting their operations and assessing their capacity in light of the COVID-19 pandemic. If these third parties continue to experience shutdowns or business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted.

The extent to which the COVID-19 pandemic impacts our business, clinical trials, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration of the pandemic, its severity, the actions to contain the virus or address its impact, and how quickly and to what extent government orders and mandates are lifted and normal economic and operating activities can resume. Further, while the potential economic impact brought by and the duration of COVID-19 may be difficult to assess or predict, the COVID-19 pandemic has resulted in significant disruptions of global financial markets, which could reduce our ability to access capital, which could in the future negatively affect our liquidity. To the extent the COVID-19 pandemic adversely affects our business, clinical trials, results of operations and financial condition, it may also have the effect of heightening many of the other risks described herein.

The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Risks related to development and regulatory approval of our investigational therapies

The success of our product candidates, and our ability to generate revenue in the future, will depend upon a number of factors, many of which are beyond our control.

The success of our business, including our ability to finance and generate revenue in the future, primarily depends on the successful development, regulatory approval and commercialization of OCS-01, OCS-02, and OCS-05. The clinical and commercial success of our product candidates depend on a number of factors, including the following:

•

We are a clinical-stage biopharmaceutical company with no approved products. We have not yet successfully completed any Phase 3 clinical trials nor commercialized any pharmaceutical products, which may make it difficult to evaluate our future prospects.

•	Our innovations to the treatments of retinal diseases, dry eye and glaucoma are unproven, and we do not know whether we will be able to successfully develop these products.

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Drug development is a lengthy, highly uncertain undertaking and involves a substantial degree of risk. The outcome of preclinical testing and earlier clinical trials may not be predictive of the success of later clinical trials. In addition, the regulatory approval processes of the Food and Drug Administration (“FDA”), and non-U.S. regulatory authorities are highly complex, lengthy, and inherently unpredictable, and the results of our clinical trials may not satisfy the requirements of the FDA or other regulatory authorities.

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Our business depends on the successful development and commercialization of OCS-01, OCS-02, OCS-05 and our other product candidates. To the extent the pipeline products are not commercially successful, our business, financial condition, and results of operations may be adversely affected.

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Our products may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, and the market opportunity for these products may be smaller than we estimated.

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We have no experience manufacturing any of our product candidates at a commercial scale. We, or our CMOs, may be unable to successfully scale up manufacturing of our product candidates in sufficient quality and quantity, which would delay or prevent us from developing our product candidates and commercializing approved products, if any.

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The manufacturing of OCS-02, a biologic, and certain of our other product candidates are complex and highly regulated, and there are particular risks associated with manufacturing the products to commercial scale, including our reliance on third parties and the risk that we will not have sufficient quantities of our products or product candidates or such quantities at an acceptable cost, which could delay, prevent or impair the commercialization or development efforts.

•	If our patent position does not adequately protect our product candidates, others could compete against us more directly, which would harm our business.

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If we fail to comply with our obligations under any license, collaboration or other agreements, including our license agreements with Novartis Technology LLC (“Novartis”) and Accure Therapeutics SL (“Accure”), such agreements may be terminated, we may be required to pay damages and we could lose intellectual property rights that are necessary for the development and protection of our product candidates.

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We will need substantial additional funding to support our operations and pursue our growth strategy. If we are unable to raise capital when needed, or on acceptable terms, we may be forced to delay, reduce or eliminate future commercialization efforts or one or more of our research and development programs. In addition, raising additional capital may cause dilution to New Parent’s shareholders or restrict our operations.

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We have a limited operating history and have incurred significant losses and negative cash flows from operations since our formation, and we anticipate that we will continue to incur losses for the foreseeable future, which may make it difficult for investors to evaluate our current business and predict our future success and viability.

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Following the Business Combination, New Parent will qualify as an “emerging growth company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make New Parent Shares less attractive to investors.

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We may from time to time report the results of clinical trials and some of those results may not meet our or market expectations. For instance, we expect to receive readouts from OCS-01 trials as soon as in mid-2023. Any results that we report that do not meet our or market expectations may negatively affect the trading price of New Parent Shares.

The sizes of the market opportunities for our product candidates have not been established with precision and may be smaller than we estimate, possibly materially. If our estimates of the sizes overestimate these markets, our sales growth may be adversely affected. We may also not be able to grow the markets for our product candidates as intended or at all.

Our assessment of the potential market opportunity the product candidates that we develop is based on industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties and our own internal epidemiology and market research studies. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data. Similarly, although the studies we have conducted are based on information that we believe to be complete and reliable, we cannot guarantee that such information is accurate or complete. The potential market opportunities of our product candidates are difficult to precisely estimate. Therefore, our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research and our own epidemiology studies and market research, which may be based on a small sample size and fail to accurately reflect market opportunities. While we believe that our internal assumptions and the bases of the studies and research we have conducted are reasonable, no independent source has verified such assumptions or bases. If any of our assumptions or estimates, or these publications, research, surveys or studies prove to be inaccurate, then the actual market for our product candidates may be smaller than we expect, and as a result our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

Our future growth may depend, in part, on our ability to penetrate foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future profitability may depend, in part, on our ability to commercialize our product candidates in foreign markets where we lack familiarity with local regulations, environment and procedures and for which we may rely on collaboration with third parties. We are evaluating the opportunities for the development and commercialization of our product candidates in other foreign markets. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the applicable regulatory authority in that foreign market, and we may never receive such regulatory approval for any of our product candidates. To obtain separate regulatory approvals in other countries we may be required to comply with numerous and varying regulatory requirements of such countries regarding the safety and efficacy of our product candidates and governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions. If we obtain approval of our product candidates and ultimately commercialize our product candidates in foreign markets, we would be subject to additional risks and uncertainties, including:

•	our customers’ ability to obtain reimbursement for our product candidates in foreign markets;

•	our inability to directly control commercial activities if we are relying on third parties;

•	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

•	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	language barriers for technical training and the need for language translations;

•	reduced protection of intellectual property rights in some foreign countries;

•	the existence of additional potentially relevant third-party intellectual property rights;

•	foreign currency exchange rate fluctuations;

•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute;

•	imposition of restrictions on currency conversion or the transfer of funds;

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anti-competitive policies or anti-competitive practices which are condoned and the imposition of restrictions on investments and other measures that may be taken to protect the local industry in these foreign markets; and

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actions by non-U.S. regulators, governments, companies, or other entities which prevent us from entering into or benefiting from licensing agreements or other collaborations with non-U.S. companies, universities, research institutes, or other entities.

Our approach to the treatment of retinal disease with OCS-01 is unproven, and we do not know whether we will be able to successfully develop OCS-01.

OCS-01 is designed to deliver therapeutic drug levels to the retinal tissue by a topical route of administration as an eye drop formulation. There are currently no FDA-approved therapies that treat retinal diseases by a topical route of administration. Our future success partially depends on the successful development of OCS-01 which is based on this novel therapeutic approach. We have not yet demonstrated efficacy and safety for OCS-01 or any other product candidates in a pivotal trial or obtained marketing approval of any product candidate. OCS-01 may not demonstrate in patients any or all of the pharmacological benefits we believe it may possess. If we are unsuccessful in our development efforts, we may not be able to advance the development and commercialization of OCS-01.

Our potential approach to use OCS-02 for the treatment of dry eye disease in patients identified with a biomarker is unproven, and we do not know whether we will be able to successfully confirm the role of the biomarker and successfully develop OCS-02.

OCS-02 is in development for treating ophthalmic diseases including dry eye disease. One of our potential strategies for OCS-02 is also to develop it for patients identified with a biomarker to predict patients that may respond well to OCS-02 treatment. There are currently no FDA-approved therapies that treat dry eye disease in this “precision medicine” way. If we choose to utilize this biomarker strategy, then our future success partially depends on the successful development of both OCS-02 and a companion diagnostic for the biomarker and our ability to demonstrate that patients with that biomarker are likely to respond well to OCS-02 treatment. We have not yet demonstrated efficacy and safety for OCS-02 or any other product candidates in patients with or without a biomarker in a pivotal trial or obtained marketing approval of any of our product candidates. OCS-02 may not demonstrate in patients with or without the biomarker any or all of the pharmacological benefits we believe it may possess. If we are unsuccessful in our development efforts, we may not be able to advance the development and commercialization of OCS-02.

Our approach to the treatment of ophthalmic disease with OCS-05 is unproven, and we do not know whether we will be able to successfully develop OCS-05.

OCS-05 is intended to prevent or reverse nerve damage (“neuroprotection”) in ophthalmic diseases in which patients lose vision due to nerve damage. There are currently no FDA-approved therapies that treat ophthalmic diseases in this “neuroprotective” way. Our future success partially depends on the successful development of OCS-05 which is based on this novel therapeutic approach. We have not yet demonstrated efficacy and safety for OCS-05 or any other product candidates in a pivotal trial or obtained marketing approval of any product candidate. OCS-05 may not demonstrate in patients any or all of the pharmacological benefits we believe it may possess. If we are unsuccessful in our development efforts, we may not be able to advance the development and commercialization of OCS-05.

We in-licensed OCS-05 from Accure in 2022. Accure was previously unable to establish a no-observed-adverse-effect-level (“NOAEL”) for the product candidate. We have engaged Toxicodynamix International LLC to manage toxicology studies relating to OCS-05. If our studies do not satisfy the FDA’s requirements, OCS-05 may not receive clearance from the FDA to proceed with human clinical trials, may never receive clearance from the FDA to proceed with human clinical trials and may never receive regulatory approval from the FDA, and we may be unable to market and commercialize OCS-05 in the United States.

We have not yet successfully completed any Phase 3 clinical trials, received any marketing approvals or commercialized any pharmaceutical products, which may make it difficult to evaluate our future prospects.

Our operations to date have been limited to financing and staffing our company, developing our technology and conducting preclinical research as well as Phase 1 and Phase 2 clinical trials for our product candidates. We have not yet demonstrated an ability to successfully complete Phase 3 clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by clinical-stage biopharmaceutical companies such as ours. Any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will eventually need to transition from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We depend significantly on our product candidates, OCS-01, OCS-02, and OCS-05, which we are developing for treatment of multiple diseases. If we are unable to complete the clinical development of any of these product candidates, if we are unable to obtain marketing approvals for any of these product candidates, or if any of these product candidates are approved and we fail to successfully commercialize the product candidate or experience significant delays in doing so, our business will be materially harmed.

We depend significantly on the success of our lead product candidate, OCS-01, which we are developing for the treatment of patients with diabetic macular edema, and also for the treatment of patients with pain or inflammation following ocular surgery. In addition, we also depend on the success of OCS-02, which we are developing for the treatment of dry eye disease and non-infectious anterior uveitis and on the success of OCS-05, which we are initially developing for the treatment of Acute Optic Neuropathy.

We have invested a significant portion of our efforts and financial resources in the development of OCS-01 for the treatment of patients with diabetic macular edema as well as for the treatment of patients with pain or inflammation following ocular surgery. There remains a significant risk that we will fail to successfully develop OCS-01 in one or both of these indications. The results of our Phase 2 clinical trials in each indication may not be predictive of the results of our Phase 3 clinical programs due, in part, to the fact that (i) we have no clinical data on OCS-01 therapy in diabetic macular edema in any clinical trial with treatment longer than 12 weeks, (ii) we have modified the methodology used to determine a patient’s eligibility under certain of the inclusion and exclusion criteria for our Phase 3 clinical trial as compared to our Phase 2 clinical trial, (iii) we have no clinical data from a trial of similar size to that anticipated for our Phase 3 clinical trial, and (iv) we plan to conduct our Phase 3 clinical trials at many clinical centers that were not included in our Phase 2 clinical trial. The results of our Phase 2 clinical trials for inflammation and pain following ocular surgery may not be predictive of the results of the planned Phase 3 clinical study, due, in part, to the fact that we plan to conduct our Phase 3 clinical trial at clinical centers that were not included in our Phase 2 clinical trial. Furthermore, despite consultation with regulatory authorities, no assurance can be provided that the FDA or non-U.S. regulatory authorities would consider the planned Phase 3 clinical trials to be sufficient to serve as the basis for approval in either indication, or that the Phase 2 study for inflammation and pain following ocular surgery may be considered as one of the two required adequate and well-controlled trials to support a New Drug Application (NDA) submission, with such a final determination only made by the FDA or non-U.S. regulatory authorities following review of the NDA.

We cannot accurately predict when or if any of our product candidates will prove effective or safe in humans or whether these product candidates will receive marketing approval. Our ability to generate product revenues sufficient to achieve profitability will depend heavily on our obtaining marketing approval for and commercializing OCS-01, OCS-02, or OCS-05.

The success of OCS-01, OCS-02, OCS-05 and other product candidates will depend on many factors, including:

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successfully and timely completing preclinical studies and clinical trials that demonstrate to the satisfaction of the FDA, the European Medicines Agency, or EMA, or comparable non-U.S. regulatory authorities that our product candidates are safe and effective for any of their proposed indications;

•	the scope of the label that may be approved by applicable regulatory authorities, including the specific indication for which the product may be approved;

•	whether we are required by the FDA or similar non-U.S. regulatory agency to conduct additional studies beyond those planned to support the approval and commercialization of OCS-01, OCS-02 and OCS-05;

•	acceptance of our products, if and when approved, by patients, the medical community and third-party payors, including relative to alternative and competing treatments;

•	effectively competing with other therapies;

•	maintaining a continued acceptable safety profile of our products both prior to and following any marketing approval of our product candidates;

•	demonstrating consistent therapeutic efficacy of our products following approval;

•	obtaining and maintaining coverage and adequate reimbursement from third-party payors;

•	applying for and receiving marketing approvals from applicable regulatory authorities for our product candidates;

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achieving and maintaining, and, where applicable, ensuring that our third-party contractors achieve and maintain compliance with their contractual obligations and with all regulatory requirements applicable to our product candidates;

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scaling up our manufacturing processes and capabilities to support additional or larger clinical trials of our product candidates and commercialization of any of our product candidates for which we obtain marketing approval;

•	developing, validating and maintaining a commercially viable manufacturing process that is compliant with current good manufacturing practices;

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developing and expanding our sales, marketing and distribution capabilities and launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

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minimizing and managing any delay or disruption to our ongoing or planned clinical trials, and any adverse impacts to the U.S. and global market for pharmaceutical products, as a result of the ongoing COVID-19 pandemic;

•	obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity; and

•	protecting and enforcing our rights in our intellectual property portfolio.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business, financial condition, results of operations and growth prospects.

The results of previous clinical trials may not be predictive of future results, and the results of our current and planned clinical trials may not satisfy the requirements of the FDA or non-U.S. regulatory authorities.

The results from the prior preclinical studies and clinical trials for OCS-01, OCS-02, and OCS-05 may not necessarily be predictive of the results of future preclinical studies or clinical trials. Even if we are able to complete our planned clinical trials of our product candidates according to our current development timelines, the results from our prior clinical trials of our product candidates may not be replicated in these future trials. Many companies in the pharmaceutical and biotechnology industries (including those with greater resources and experience than us) have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless have failed to obtain FDA or non-U.S.-regulatory authority approval. If we fail to produce positive results in our clinical trials of any of our product candidates, the development timelines, regulatory approvals and commercialization prospects for our product candidates, as well as our business and financial prospects, would be adversely affected. Further, our product candidates may not be approved even if they achieve their respective primary endpoints in Phase 3 registration trials. The FDA or non-U.S. regulatory authorities may disagree with our trial designs or our interpretation of data from preclinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal clinical trial that has the potential to result in approval by the FDA or another regulatory authority. Furthermore, any of these regulatory authorities may also approve our product candidates for fewer or more limited indications than it requests or may grant approval contingent on the performance of costly post-marketing clinical trials.

Some of our clinical data results come from previous trials of less than 100 patients each, including a Phase 2a clinical trial of OCS-02 for the treatment of dry eye disease, a Phase 2a clinical trial of OCS-02 for the treatment of non-infectious anterior uveitis, and a Phase 1 dose-ranging study of OCS-05 in healthy volunteers, making it difficult to predict whether the favorable results from such trials will be repeatable in larger, more advanced clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

We cannot assure you that the FDA or non-U.S. regulatory authorities would consider our completed and planned clinical trials used for an NDA submission to be sufficient to serve as the basis for approval of our product candidates for any indication. Even if the results of future Phase 3 clinical trials are positive, the FDA and non-U.S. regulatory authorities retain broad discretion in evaluating the results of our clinical trials and in determining whether the results demonstrate that our product candidates are safe and effective. If we are required to conduct clinical trials of our product candidates in addition to those we have planned prior to approval, we will need substantial additional funds, and cannot assure you that the results of any such outcomes trial or other clinical trials will be sufficient for approval.

If we experience any of a number of possible unforeseen events in connection with our clinical trials, potential marketing approval or commercialization of our product candidates could be delayed or prevented.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize any product candidate that we may develop, including:

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clinical trials of our product candidates may not produce statistically significant, conclusive, or anticipated results, and we may decide, or regulators may require us, to conduct additional clinical trials or amend product development programs, or abandon product development programs entirely;

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the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	our contractors may fail to comply with regulatory requirements or meet their obligations to us in a timely manner, or at all;

•	Regulators, institutional review boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

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we may decide, or regulators, IRBs, or ethics committees may require us, to suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our product candidates may be greater than we anticipate; and

•	the supply or quality of our clinical trial material or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials or other testing of our product candidates, if the results of these trials or other tests are not favorable or are only modestly favorable or if there are safety concerns, we may:

•	be delayed in obtaining or unable to obtain marketing approval for our product candidates;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates.

We may be required, or choose, to suspend, repeat or terminate our clinical trials if they are not conducted in accordance with regulatory requirements, the results are negative or inconclusive, the trials are not well-designed, or research participants experience adverse safety outcomes.

Regulatory agencies, IRBs, or data safety monitoring boards may at any time recommend the temporary or permanent discontinuation of our clinical trials or request that we cease using investigators in the clinical trials if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, or that they present an unacceptable safety risk to participants. Clinical trials must be conducted in accordance with GCPs and other applicable non-U.S. regulatory authority guidelines. Clinical trials are subject to oversight by the FDA, non-U.S. regulatory authorities and IRBs at the study sites where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates produced in accordance with applicable current good manufacturing practices. Clinical trials may be placed on a full or partial clinical hold by the FDA, non-U.S. regulatory authorities, or us for various reasons, including, but not limited to: deficiencies in the conduct of the clinical trials, including failure to conduct the clinical trial in accordance with regulatory requirements or clinical protocols; deficiencies in the clinical trial operations or trial sites; deficiencies in the trial designs necessary to demonstrate efficacy; fatalities or other adverse effects arising during a clinical trial due to medical problems that may or may not be related to clinical trial treatments; the product candidates may not appear to be more effective than current therapies; or the quality or stability of the product candidates may fall below acceptable standards.

If we elect or are forced to suspend or terminate a clinical trial of any of our current or future product candidates, the commercial prospects for that product may be harmed and our ability to generate product revenue from that product may be delayed or eliminated. Furthermore, any of these events could prevent us or our partners from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our product candidates and impair our ability to generate revenue from the commercialization of these products either by us or by our collaboration partners.

Any additional SAEs could result in the FDA delaying our clinical trials or denying or delaying clearance or approval of a product. Even though an adverse effect may not be the result of the failure of our drug candidate, the FDA or an IRB could delay or halt a clinical trial for an indefinite period of time while an adverse effect is reviewed, and likely would do so in the event of multiple such events. Any delay or termination of our current or future clinical trials as a result of the risks summarized above, including delays in obtaining or maintaining required approvals from IRBs, delays in patient enrollment, the failure of patients to continue to participate in a clinical trial, and delays or termination of clinical trials as a result of protocol modifications or adverse effects during the trials, may cause an increase in costs and delays in the submission of any New Drug Applications, or NDAs, to the FDA, delay the approval and commercialization of our products or result in the failure of the clinical trial, which could adversely affect our business, financial condition, results of operations and growth prospects. Lengthy delays in the completion of clinical trials of our products would adversely affect our business and prospects and could cause us to cease operations.

If preliminary data demonstrate that any of our product candidates has an unfavorable safety profile and is unlikely to receive regulatory approval or be successfully commercialized, we may voluntarily suspend or terminate future development of such product candidate. Any one or a combination of these events could prevent us from obtaining approval and achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product candidate, which in turn could delay or prevent us from generating significant revenues from the sale of the product.

Our product candidates may cause undesirable side effects, such as an increase in intraocular pressure caused by OCS-01, or have other unexpected properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in post-approval regulatory action. OCS-05 was placed on a clinical hold with the FDA in 2016. If we are unable to establish a NOAEL, or if our studies otherwise do not satisfy the FDA’s requirements, OCS-05 may not receive clearance from the FDA to proceed with human clinical trials, may never receive regulatory approval from the FDA, and we may not be able to market and commercialize OCS-05 in the United States, which could materially adversely affect our business, financial condition, results of operations and growth prospects.

Unforeseen side effects varying in severity (from minor reactions to death) and frequency (infrequent or prevalent) from OCS-01, OCS-02, or OCS-05 could arise either during clinical development or, if approved, after marketing. Undesirable side effects could cause us, any partners with which we may collaborate, or regulatory authorities to interrupt, extend, modify, delay or halt clinical trials and could result in a more restrictive or narrower label or the delay or denial of regulatory approval by the FDA or comparable foreign authorities.

During the conduct of clinical trials, subjects report changes in their health, including illnesses, injuries, and discomforts, to their study doctor. Often, it is not possible to determine whether or not the product candidate being studied caused these conditions. It is possible that as we test our product candidates in larger, longer and more extensive clinical trials, or as use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were not observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by subjects. Many times, side effects are only detectable after investigational products are tested in large-scale, Phase 3 clinical trials or, in some cases, after they are made available to subjects on a commercial scale after approval.

If OCS-01, OCS-02 or OCS-05 or any of our other product candidates are associated with serious adverse events, or SAEs, or other undesirable side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the

SAEs, undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective.

In addition, OCS-05 was placed on a clinical hold by the FDA in 2016. We licensed OCS-05 from Accure in 2022. Accure had conducted a limited set of animal regulatory toxicology studies in 2016 and submitted them to the FDA in an IND requesting the initiation of human testing. Upon review, the FDA found the data insufficient and asked for more animal toxicology data to be generated prior to human studies, thereby placing OCS-05 on the regulatory status of “clinical hold” pending the availability of the requested data. In response, Accure chose to withdraw the IND in 2017 rather than invest in further toxicology studies to address the FDA’s request. Upon our license of OCS-05 from Accure in 2022, we reactivated the IND and plan to meet with the FDA in the first half of 2023 to agree on a comprehensive toxicology plan to satisfy the FDA’s request. Other health authorities where clinical studies have been proposed, including the UK and France, have authorized us to commence clinical studies of selected doses and reinforced safety measures as in our European Phase 1 trial in AON. We have engaged Toxicodynamix International LLC to manage toxicology studies relating to OCS-05. If our studies do not satisfy the FDA’s requirements, OCS-05 may not receive clearance from the FDA to proceed with human clinical trials, may never receive regulatory approval from the FDA, and we may be unable to market and commercialize OCS-05 in the United States, and our business, financial condition, results of operations and growth prospects could be materially adversely affected.

Results of clinical trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, trials could be suspended or terminated, and the FDA or comparable non-U.S. regulatory authorities could order us to cease further development of or deny approval of a product candidate for any or all targeted indications. Such adverse event findings also could require us or our collaboration partners to perform additional studies or halt development or sale of these product candidates or expose us to product liability lawsuits which would harm our business, financial condition, results of operations and growth prospects. In such an event, we could be required by the FDA or other comparable regulatory authorities to conduct additional animal or human studies regarding the safety and efficacy of our product candidates which we have not planned or anticipated or our studies could be suspended or terminated, and the FDA or comparable regulatory authorities could order us to cease further development of or deny, vary, or withdraw approval of our product candidates for any and all intended indications. The drug-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial. There can be no assurance that we will resolve any issues related to any product-related adverse events to the satisfaction of the FDA or any comparable regulatory agency in a timely manner, if ever, and any of these occurrences may harm our business, financial condition, results of operations and prospects.

Additionally, if we or others identify undesirable side effects, or other previously unknown problems, caused by a product after obtaining U.S. or non-U.S. regulatory approval, a number of potentially negative consequences could result, including but not limited to, regulatory authorities suspending, withdrawing or varying approvals of such product, regulatory authorities requiring additional warnings on the label or otherwise requiring labeling to be updated or narrowed, us becoming liable for harm caused to patients and the diminution of our reputation, which could prevent us or our potential partners from achieving or maintaining market acceptance of the product candidate, if approved, and could substantially increase the costs of commercializing such product, which would have a material adverse effect on our business, results of operation, financial condition and prospects.

If any of our product candidates receives approval, regulatory agencies including the FDA and other non-U.S. regulatory agencies will require that we regularly report certain information, including information about adverse events that may have caused or contributed by those products. The timing of adverse event reporting obligations would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA or other regulatory agencies could take action that may include criminal prosecution, the imposition of civil monetary penalties, seizure of our products, or suspension of market approval, and delay in approval or clearance of future products.

Interim, topline and preliminary data from our clinical trials may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary, interim or topline data from our clinical trials. These interim updates are based on a preliminary analysis of then-available data, and the results and related findings and conclusions may be subject to change following a more comprehensive review of the data. We also may use assumptions and estimates as part of our preliminary analyses of the data, and we may not have received or had the opportunity to fully and carefully evaluate all data. Topline data also remain subject to audit and verification procedures before they can be finalized. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is typically selected from a more extensive amount of available information. For example, we may report interim analyses of only certain of the endpoints of the clinical trial, rather than all of the endpoints. Additional disclosure of interim data by us or by our competitors in the future could result in volatility in the price of the New Parent Shares. Further, investors may not agree with what we determine is the material or otherwise appropriate information to include in our public disclosures, and any information we determine not to disclose may ultimately be deemed significant by us or, if subsequently disclosed, by investors, with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. Further, others, including regulatory agencies and investors may not accept our conclusions regarding such preliminary or interim analyses, which could impact the value of a particular program or the approvability or commercialization of the particular product candidate, or result in volatility in the price of the New Parent Shares.

The topline results that we report may differ significantly from the final results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. As a result, topline and interim data from clinical trials are subject to the risk that one or more of the reported clinical outcomes may materially change, and should be viewed with caution until the final data are available. If the preliminary or topline data that we report differ from the final results, or if others, including regulatory authorities, disagree with our conclusions, then our ability to obtain approval for, and to successfully commercialize our product candidates may be harmed, which could materially affect our business, financial condition, results of operations and growth prospects.

We may encounter substantial delays in our clinical trials, or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

Clinical testing is expensive, time consuming, and subject to uncertainty. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. We cannot be sure that submission of an investigational new drug application, or IND, or a clinical trial application, or CTA, will result in the FDA or comparable non-U.S. regulatory authorities, or any other regulatory authority as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could suspend or terminate such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful.

Any difficulties we experience relating to the initiation or completion of patient visits in clinical trials, including as a result of the SARS-CoV-2 virus, could delay regulatory approval for our product candidates. Identifying and qualifying subjects to participate in clinical trials of our product candidates is critical to our success. The timing of clinical trials depends on our ability to recruit subjects to participate, as well as the completion of required follow-up periods. Patients may be unwilling to participate in clinical trials because of negative publicity from adverse events related to the biotechnology or pharmaceutical fields, competitive clinical trials for similar patient populations, the existence of current treatments or for other reasons. The timeline for recruiting patients, conducting studies and obtaining regulatory approval of our product candidates may be delayed, which could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our product candidates or termination of the clinical trials altogether. Patient enrollment for any of our future clinical trials may be affected by other factors, including:

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

•	delays in reaching a consensus with regulatory agencies on study design;

•	the determination by the reviewing regulatory authority to require more costly or lengthy clinical trials than we currently anticipate;

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delays in reaching agreement on acceptable terms with prospective contract research organizations and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	delays in identifying, recruiting and training suitable clinical investigators;

•	delays in obtaining required IRB, or ethics committee approval at each clinical trial site;

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imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an IND or amendment, CTA or amendment, or equivalent application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; a negative finding from an inspection of our clinical trial operations or study sites; developments on trials conducted by competitors for related technology that raises FDA, or comparable non-U.S. regulatory authorities, or any other regulatory authority concerns about risk to patients of the technology broadly; or if the FDA, EMA, National Medical Products Administration, or NMPA, or any other regulatory authority finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

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delays in identifying, recruiting and enrolling suitable patients to participate in our clinical trials, and delays caused by patients withdrawing from clinical trials or failing to return for post-treatment follow-up;

•	difficulty collaborating with patient groups and investigators;

•	perceived risks and benefits of the product candidate under study;

•	failure by our CROs, other third parties, or us to adhere to clinical trial requirements;

•	failure to perform in accordance with the FDA’s or any other regulatory authority’s current good clinical practices, or cGCPs, requirements, or applicable regulatory guidelines in other countries;

•	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	availability of competing treatments and clinical trials;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

•	the cost of clinical trials of our product candidates being greater than we anticipate, including as a result of volatility in currency exchange rates;

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clinical trials of our product candidates producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon development of such product candidates;

•	transfer of manufacturing processes to larger-scale facilities operated by a CMO or by us, and delays or failure by our CMOs or us to make any necessary changes to such manufacturing process; and

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delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing.

Any inability to successfully initiate or complete clinical trials could result in additional costs to us or impair our ability to generate revenue. In addition, if we make manufacturing or formulation changes to our product candidates, we may be required to or we may elect to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the data safety monitoring board for such trial or by the FDA, or comparable non-U.S. regulatory authorities, or any other regulatory authority, or if the IRBs or ethics committees of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, or comparable non-U.S. regulatory authorities, or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Delays in the commencement or completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We do, and may in the future, conduct clinical trials for our product candidates outside the United States, and the FDA and applicable non-U.S. regulatory authorities may not accept data from such trials.

We and investigator sponsors have conducted clinical trials, are conducting clinical trials, and may in the future choose to conduct one or more clinical trials outside of the United States. Although the FDA or applicable non-U.S. regulatory authority may accept data from clinical trials conducted outside the United States or the applicable jurisdiction, acceptance of such study data by the FDA or applicable non-U.S. regulatory authority may be subject to certain conditions or exclusions. Where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will not approve the application on the basis of foreign data alone unless such data are applicable to the U.S. population and U.S. medical practice; the studies were performed by clinical investigators of recognized competence; and the data are considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Many non-U.S. regulatory bodies have similar requirements. In addition, such non-U.S. studies would be subject to the applicable local laws of the jurisdictions where the studies are conducted. There can be no assurance the FDA or applicable non-U.S. regulatory authority will accept data from trials conducted outside of the United States or the applicable home country. If the FDA or applicable non-U.S. regulatory authority does not accept such data, it would likely result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan.

We rely on and expect to continue to rely on third-party CROs and other third parties to conduct and oversee our clinical trials. If these third parties do not meet our requirements or otherwise conduct the trials as required, we may not be able to satisfy our contractual obligations or obtain regulatory approval for, or commercialize, our product candidates.

We rely on, and expect to continue to rely on, third-party CROs to conduct and oversee our clinical trials and other aspects of product development. We also expect to rely on various medical institutions, clinical investigators and contract laboratories to conduct our trials in accordance with our clinical protocols and applicable regulatory requirements, including the FDA’s regulations and good clinical practice, or GCP requirements, and equivalent non-U.S. and international standards, which are international standards meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors, and national, supranational, and state regulations governing the handling, storage, security and recordkeeping for drug and biologic products. These CROs and other third parties are expected to play a significant role in the conduct of these trials and the subsequent collection and analysis of data from the clinical trials. We expect to rely heavily on these parties for the execution of our clinical trials and preclinical studies and will control only certain aspects of their activities. We and our CROs and other third-party contractors will be required to comply with GCP and good laboratory practice, or GLP, requirements, which are regulations and guidelines enforced by the FDA and comparable non-U.S. regulatory authorities. Regulatory authorities enforce these GCP and GLP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP and GLP requirements, or reveal noncompliance from an audit or inspection, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or other comparable non-U.S. regulatory authorities may require us to perform additional clinical trials before approving our or our partners’ marketing applications. We cannot provide assurance that upon inspection by a given regulatory authority, such regulatory authority will determine whether or not any of our clinical or preclinical trials comply with applicable GCP and GLP requirements. In addition, our clinical trials generally must be conducted with product produced under current good manufacturing practices, or cGMP, regulations. Our failure to comply with these regulations and policies may require us to repeat clinical trials, which would delay the regulatory approval process, and adversely affect our operations.

If any of our CROs or clinical trial sites terminate their involvement in one of our clinical trials for any reason, we may not be able to enter into arrangements with alternative CROs or clinical trial sites or do so on commercially reasonable terms. In addition, if our relationship with clinical trial sites is terminated, we may experience the loss of follow-up information on patients enrolled in our ongoing clinical trials unless we are able to transfer the care of those patients to another qualified clinical trial site. In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to it from time to time and could receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, the integrity of the data generated at the applicable clinical trial site may be questioned by the FDA and comparable non-U.S. regulatory authorities, which could delay the regulatory approval process and adversely affect our operations.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to continuous subsequent regulatory obligations and scrutiny.

If our product candidates are approved, they will be subject to ongoing regulatory requirements for pharmacovigilance, manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies (if any) and submission of other post-market information, including both federal and state requirements in the United States and equivalent requirements of comparable regulatory authorities.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, and comparable regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP regulations and adherence to commitments made in any marketing authorization application, or MAA. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we or our collaboration partners receive for our product candidates may be subject to limitations on the approved conditions of use for which the product may be marketed or to the conditions of approval or may contain requirements for potentially costly additional data generation, including clinical trials. We will be required to report certain adverse reactions and production problems, if any, to the FDA and comparable regulatory authorities, and to conduct surveillance to monitor the safety and efficacy of the product candidate. Any new legislation addressing drug safety or biologics issues could result in delays in product development or commercialization or increased costs to assure compliance.

We will have to comply with requirements concerning advertising and promotion for our product candidates, if approved. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions that vary throughout the world and must be consistent with the information in the product’s approved label. As such, we may promote our products in ways that are not consistent with FDA-approved labeling, e.g., for indications or uses for which they do not have approval.

If a regulatory authority discovers previously unknown problems with one of our products such as adverse events of unanticipated severity or frequency, or if there are problems with the facility where the product is manufactured or the regulatory authority disagrees with the advertising, promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us. If we fail to comply with applicable regulatory requirements, a regulatory authority such as FDA may, among other things:

•	issue warning or untitled letters;

•	refer a case to the U.S. Department of Justice to impose civil or criminal penalties;

•	begin proceedings to suspend or withdraw regulatory approval;

•	issue an import alert;

•	suspend our ongoing clinical studies;

•	refuse to approve pending applications (including supplements to approved applications) submitted by us;

•	ask us to initiate a product recall; or

•	refer a case to the U.S. Department of Justice to seize and forfeit products or obtain an injunction imposing restrictions on our operations.

Any government investigation of alleged violations of law or regulations could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of us and our operating results will be adversely affected.

If we are not successful in discovering, developing, and commercializing additional product candidates beyond our current portfolio, our ability to expand our business and achieve our strategic objectives would be impaired.

A key element of our strategy is to discover, develop, and potentially commercialize additional product candidates beyond our current portfolio to treat various conditions in a variety of therapeutic areas. We intend to do so by investing in our own drug discovery efforts, exploring potential strategic alliances for the development of new products, and in-licensing technologies. Identifying new product candidates requires substantial technical, financial, and human resources. We may fail to identify promising product candidates and, even if we do identify such product candidates, we may fail to successfully develop and commercialize such product candidates for many reasons, including:

•	competitors may develop alternatives that render our product candidates obsolete;

•	product candidates we develop may be covered by third parties’ patents or other intellectual property and proprietary rights;

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a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	we may be incapable of producing a product candidate in commercial quantities at an acceptable cost, or at all; and

•	an approved product may not be accepted as safe and effective by patients, the medical community or third-party payors.

We have several early-stage programs in preclinical development as we seek to expand our pipeline. Preclinical development programs in the biotechnology industry carry high risk of failure. If any of these programs fails due to, among others, adverse formulation, pharmacokinetic, pharmacodynamics, or safety, we may need to terminate the program. If we are unsuccessful in identifying and developing additional product candidates and progressing those into clinical development, our potential for growth may be impaired.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. As a result of the foregoing, our business, operations and prospects could be materially adversely affected.

We may choose to discontinue developing or commercializing any of our product candidates, or may choose to not commercialize product candidates in approved indications, at any time during development or after approval, which would reduce or eliminate our potential return on investment for those product candidates.

At any time, we may decide to discontinue the development of any of our product candidates for a variety of reasons, including the appearance of new technologies that make our product candidates obsolete, competition from a competing product, cost concerns, manufacturing challenges, analysis of preclinical and clinical trial results or changes in or failure to comply with applicable regulatory requirements. If we terminate a program in which we have invested significant resources, we will not receive any return on our investment and we will have missed the opportunity to have allocated those resources to potentially more productive uses. As a result, our business, financial condition, results of operations and growth prospects may be adversely affected.

Risks related to our manufacturing activities

We have no experience manufacturing any of our product candidates at a commercial scale. If we or any of our third-party manufacturers encounter difficulties in production, or fail to meet rigorously enforced regulatory standards, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to establish a commercially viable cost structure.

In order to conduct clinical trials of our product candidates, or supply commercial products, if approved, we need to manufacture them in small and large quantities. The manufacturing processes for OCS-02 and OCS-05 have never been tested at commercial scale, and the process validation requirement (the requirement to consistently produce the active pharmaceutical ingredient used in these drug candidates in commercial quantities and of specified quality on a repeated basis and document our ability to do so) for each of OCS-01, OCS-02, and OCS-05 has not yet been satisfied. Our manufacturing partners may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If our manufacturing partners are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of our product candidates may be delayed or become infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business. The same risks would apply to any internal manufacturing facilities, should we in the future decide to build internal manufacturing capacity.

In addition, the manufacturing process for any products that we may develop is subject to FDA, European Commission, NMPA and other non-U.S. regulatory authority approval processes and continuous oversight. We will need to contract with manufacturers who can meet all applicable FDA, European Commission, EMA, NMPA and other non-U.S. regulatory authority requirements, including complying with current good manufacturing practices, or cGMPs, regulations on an ongoing basis. If we or our third-party manufacturers are unable to reliably produce products to specifications acceptable to the FDA, European Commission, EMA, NMPA or other regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product to specifications acceptable to the FDA, EMA, NMPA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects.

The manufacture of OCS-02, a biologic, is highly complex, costly and requires substantial lead time to produce.

Manufacturing OCS-02, a biologic, involves complex processes, including developing cells or cell systems to produce the biologic, growing large quantities of such cells, and harvesting and purifying the biologic produced by them. These processes require specialized facilities, highly specific raw materials and other production constraints. As a result, the cost to manufacture a biologic is generally far higher than traditional small molecule chemical compounds, and the biologics manufacturing process is less reliable and is difficult to reproduce. Because of the complex nature of this product candidate, we need to oversee manufacture of multiple components that require a diverse knowledge base and specialized personnel.

Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic such as OCS-02 generally cannot be adequately characterized prior to manufacturing the final product. As a result, an assay of the finished product is not sufficient to ensure that the product will perform in the intended manner. Accordingly, we expect to employ multiple steps to attempt to control our manufacturing process to assure that the process works and the product or product candidate is made strictly and consistently in compliance with the process.

Manufacturing biologics is highly susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, improper storage or transfer, inconsistency in yields and variability in product characteristics. Even minor deviations from normal manufacturing, distribution or storage processes could result in reduced production yields, product defects and other supply disruptions. Some of the raw materials required in our manufacturing process are derived from biological sources. Such raw materials are difficult to procure and may also be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of our product candidates could adversely impact or disrupt commercialization. Production of additional drug substance and drug product for OCS-02 may require substantial lead time. In the event of significant product loss and materials shortages, we may be unable to produce adequate amounts of our product candidates or products for our operational needs, which would materially adversely affect our business, financial condition and results of operations.

Further, as product candidates are developed through preclinical studies to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials. We and our third-party manufacturing partner are engaged in efforts to reduce the expected costs for OCS-02. In the future, if the proposed manufacturing plans to reduce OCS-02 costs does not succeed when producing OCS-02 at commercial scale, we may not be able to proceed with OCS-02 commercialization, if approved.

Any of the foregoing could potentially materially adversely affect our business, financial condition, results of operations and growth prospects.

Risks related to our future commercialization activities

Even if a product candidate obtains regulatory approval, it may fail to achieve the broad degree of physician and patient adoption and use necessary for commercial success.

The commercial successes of OCS-01, OCS-02, or OCS-05, if approved, will depend significantly on attaining broad adoption and use of the products by physicians and patients for approved indications, and any of these product candidates may not be commercially successful even if shown to be effective in clinical trials. The degree and rate of physician and patient adoption of a product, if approved, will depend on a number of factors, including but not limited to:

•	patient demand for approved products that treat the indication for which they are approved;

•	efficacy and potential advantages compared to alternative treatments, including the existing standard of care;

•	the availability of coverage and adequate reimbursement from managed care plans and other healthcare payors;

•	the cost of treatment in relation to alternative treatments and willingness to pay on the part of patients;

•	insurers’ willingness to see the applicable indication as a disease worth treating;

•	proper administration by physicians or patients;

•	patient satisfaction with the results, administration and overall treatment experience;

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limitations or contraindications, warnings, precautions or approved indications for use different than those sought by us that are contained in the final FDA-approved, or comparable non-U.S. regulatory authorities-approved labeling for the applicable product;

•	any FDA or comparable non-U.S. regulatory authority’s requirement to undertake a risk evaluation and mitigation strategy;

•	the effectiveness of our sales, marketing, pricing, reimbursement and access, government affairs, and distribution efforts;

•	adverse publicity about a product or favorable publicity about competitive products;

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new government regulations and programs, including price controls and/or limits or prohibitions on ways to commercialize drugs, such as increased scrutiny on direct-to-consumer advertising of pharmaceuticals; and

•	potential product liability claims or other product-related litigation.

Even if we receive marketing approval for OCS-01, OCS-02, OCS-05, or any future product candidate, we may not be able to successfully commercialize our product candidates due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for us to sell our product candidates profitably.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data to the payor. There may be significant delays in obtaining such coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or comparable non-U.S. regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors, by any future laws limiting drug prices and by any future relaxation of laws that presently restrict imports of product from countries where they may be sold at lower prices than in the United States.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. Third-party payors in the United States often rely upon Medicare coverage policy and payment limitations in setting reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Pricing and reimbursement outside of the United States vary widely and are constantly evolving, with requirements and limitations becoming increasingly strict.

Coverage and reimbursement by a third-party payor or competent foreign authority may depend upon a number of factors, including the third-party payor’s or competent foreign authority’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if coverage and reimbursement are available, what the level of reimbursement will be. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Reimbursement may impact the demand for, and the price of, any product for which we obtain marketing approval. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors or competent foreign authorities to reimburse all or part of the costs associated with those medications. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our products. Therefore, coverage and adequate reimbursement is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product.

Outside of the United States, many countries require approval of the sale price of a product before it can be marketed and the pricing review period only begins after marketing approval is granted. To obtain reimbursement or pricing approval in some of these countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues, if any, we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if such product candidates obtain marketing approval.

If, in the future, we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates we may develop, we may not be successful in commercializing those product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization or outsource these functions to third parties. In the future, we may choose to build a focused sales, marketing and commercial support infrastructure to sell, or participate in sales activities with our collaborators for, some of our product candidates if and when they are approved.

There are risks involved with both establishing our own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or reimbursement specialists is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our commercialization personnel.

Factors that may inhibit our efforts to commercialize any approved product on our own include:

•	our inability to recruit and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs and other support personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future approved products;

•	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement, and other acceptance by payors;

•	the inability to price our products at a sufficient price point to ensure an adequate and attractive level of profitability;

•	restricted or closed distribution channels that make it difficult to distribute our products to segments of the patient population;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent commercialization organization.

If we enter into arrangements with third parties to perform sales, marketing, commercial support and distribution services, our product revenue or the profitability of product revenue may be lower than if we were to market and sell any products we may develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to commercialize our product candidates or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish commercialization capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates if approved, which would materially adversely affect our business, results of operations, financial condition and growth prospects.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drug products are highly competitive. We face competition with respect to our product candidates that we may seek to develop or commercialize, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Potential competitors may also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

The diabetic macular edema market is already served by multiple approved products, such as ranimizumab, aflibercept, brolucizumab, faricimab VEGF inhibitors as well as dexamethasone and fluocinolone acetonide intravitreal implants. These drugs are well established therapies and are widely accepted by physicians, patients and third-party payors, which may make it difficult to convince these parties to switch to OCS-01. Companies that we are aware are developing therapeutics for diabetic macular edema include large companies with significant financial resources, such as Roche (Genentech), Novartis, Bayer, Regeneron, Abbvie (Allergan), and Alimera Sciences. In addition, OCS-01 will compete with the current status quo practice of treating diabetic macular edema, which is often observing and not treating milder patients before they often progress to invasive treatments.

The post-operative inflammation and pain market is already served by multiple approved steroid products, such as difluprednate ophthalmic emulsion, loteprednol etabonate ophthalmic gel and suspension, prednisolone acetate ophthalmic suspension, among others. These drugs are well established therapies and are widely accepted by physicians, patients and third-party payors, which may make it difficult to convince these parties to switch to OCS-01. Companies that we are aware are developing therapeutics for post-operative inflammation and pain include large companies with significant financial resources, such as Bausch and Lomb, Kala Pharmaceuticals, Alcon Laboratories, Abbvie (Allergan), TEVA, Novartis.

The dry eye disease market is already served by multiple approved products, such as Cyclosporine ophthalmic emulsion and solution, lifitegrast ophthalmic solution, loteprednol etabonate ophthalmic suspension, varenicline solution. These drugs are well established therapies and are widely accepted by physicians, patients and third-party payors, which may make it difficult to convince these parties to switch to OCS-02. Companies that we are aware are developing therapeutics for dry eye disease include large companies with significant financial resources, such as Abbvie (Allergan), Sun Pharmaceuticals, Novartis, Kala Pharmaceuticals and Oyster points. In addition, over the counter products are currently available for the treatment of dry eye disease which may impact sales of our products.

The non-infectious anterior uveitis market is already served by multiple approved steroid products indicated to treat inflammation of the eyes, such as prednisolone acetate suspension, loteprednol etabonate ophthalmic formulations, dexamethasone sodium phosphate formulations, fluorometholone ophthalmic suspension, among others. These drugs are well established therapies and are widely accepted by physicians, patients and third-party payors, which may make it difficult to convince these parties to switch to OCS-02. Companies that we are aware are developing therapeutics for non-infectious anterior uveitis include large companies with significant financial resources, such as Abbvie (Allergan), Bausch and Lomb, Novartis, among others.

The glaucoma market is already served by multiple approved drug classes to reduce elevated intraocular pressure, such as Alpha Agonists, Beta Blockers Carbonic Anhydrase Inhibitors, Cholinergic (Myotic), Prostaglandin Analogs, Rho Kinase Inhibitors and combination products. These drugs are well established therapies and are widely accepted by physicians, patients and third-party payors, which may make it difficult to convince these parties to switch to OCS-05. Companies that we are aware are developing therapeutics for glaucoma include large companies with significant financial resources, such as Novartis, Abbvie (Allergan), Bausch and Lomb, Akorn, Teva Pharmaceuticals, Pfizer, Merck, Sun Ophthalmics, Pharmaceuticals, among others.

In addition to competition from other companies targeting the diseases which we target, any products we may develop may also face competition from other types of therapies, such as gene-editing therapies or drug delivery devices. Our commercial opportunity for any of our product candidates could also be reduced or eliminated if our competitors develop and commercialize new products that are safer, more effective, are more convenient, or are less expensive than our products. The competitors also may obtain FDA or other non-U.S. regulatory approval for their products more rapidly than we may obtain approval for our candidates, which could result in competitors establishing a strong market position before we are able to enter the market for a new product candidate. If our product candidates are not perceived as more effective, safe, cost-effective, or otherwise medically beneficial than current practices or products in their respective target market segments, then our commercial opportunities will be negatively impacted. If we are unable to demonstrate the value of our product candidates based on our clinical data, patient experience, or real-world evidence, future successful commercialization of such product candidates could be adversely affected.

In addition, our ability to compete may be affected in many cases by insurers or other third-party payors, including Medicare and equivalent foreign health insurance programs, seeking to encourage the use of generic products. For example, a generic version of Restasis® to treat dry eye disease received FDA approval in February 2022. Generic products are generally offered at lower prices than branded products, and consequently, after the introduction of a generic competitor, a significant percentage of the sales of any branded product may be lost to the generic product. Accordingly, competition from generic products could have a material adverse impact on our ability to successfully commercialize OCS-02 for dry eye disease or any other product candidate or indication, if approved, or negatively impact sales or pricing of our products or our ability to gain market acceptance or market share.

Many of our current and future competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, including through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we develop.

We face an inherent risk of product liability exposure related to the use of our product candidates that we develop in clinical trials. We face an even greater risk for any products we develop and sell commercially. Off-label use or misuse of our products if and when commercialized may harm our reputation in the marketplace, result in injuries that lead to costly product liability suits, or subject us to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with any product. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates that we develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal or delay of recruitment or decreased enrollment rates of clinical trial participants;

•	termination or increased government regulation of clinical trial sites or entire trial programs;

•	product recall or withdrawal from the market or labeling, marketing or promotional restrictions;

•	significant costs to defend the related litigation;

•	significant delays in product launch;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	reduced time and attention of our management to pursue our business strategy; and

•	the inability to commercialize any products that we develop.

We may need to purchase insurance coverage as we expand our clinical trials and should we eventually realize sales of any product candidate for which we obtain marketing approval. Insurance coverage is increasingly expensive, restrictive and narrow. We may not be able to maintain insurance coverage at a reasonable cost, upon adequate terms or in a sufficient amount necessary to protect us against losses due to product liability or other similar legal actions that may arise. A successful product liability claim or series of claims brought against us which substantially exceeds our insurance coverage will require us to make up the shortfall, which may in turn require us to drawdown on our cash reserve, and harm our business, financial condition, results of operations and growth prospects.

Risks related to our reliance on third parties

We may enter into collaborations with third parties for the development and commercialization of our product candidates. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

We may enter into a combination of exclusive and non-exclusive collaboration arrangements with third parties to develop or commercialize some or all of our product candidates. We also may enter into arrangements with third parties to perform these services in the United States and other jurisdictions if we do not establish our own sales, marketing and distribution capabilities in the United States and other jurisdictions for our product candidates or if we determine that such arrangements are otherwise beneficial. We also may seek collaborators for development and commercialization of other product candidates. Our likely collaborators for any sales, marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. While we are not currently party to any such arrangement, our ability to generate revenues from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in the future in these arrangements.

Collaborations that we enter into may pose a number of risks, including the following:

•	collaborators may have significant discretion in determining the amount and timing of efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•

collaborators may not pursue development and commercialization of our product candidates that receive marketing approval or may elect not to continue or renew development or commercialization programs based on results of clinical trials or other studies, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•

product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•

a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

•

disagreements with collaborators, including disagreements over intellectual property or proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would divert management attention and resources and be time-consuming and expensive;

•

collaborators may not properly maintain or defend our intellectual property or proprietary rights or may use our intellectual property or proprietary rights in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary rights or expose us to potential litigation and liability;

•	collaborators may infringe, misappropriate or otherwise violate the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•

collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. If any collaborations that we enter into do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments, or be able to recover any costs and expenses incurred by us under the collaboration arrangement. If we do not receive the funding we expect, or recover any costs and expenses incurred under these agreements, our development of our product candidates could be delayed and we may need additional resources to develop our product candidates. All of the risks relating to product development, regulatory approval and commercialization described herein also apply to the activities of our collaborators.

Additionally, subject to its contractual obligations to us, if a collaborator of ours were to be involved in a business combination, it might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be harmed.

We rely completely on third-party contractors to supply, manufacture and distribute clinical drug supplies for our product candidates, which may include sole-source suppliers and manufacturers; we intend to rely on third parties for commercial supply, manufacturing and distribution if any of our product candidates receives regulatory approval and for any future product candidates.

We do not currently have, nor do we plan to acquire, the infrastructure or capability to supply, store, manufacture or distribute preclinical, clinical or commercial quantities of drug substances or products. Additionally, we have not entered into a long-term commercial supply agreement to provide us with such drug substances or products. As a result, our ability to develop our product candidates is dependent, and our ability to supply our products commercially will depend, in part, on our ability to obtain the active pharmaceutical ingredients, or APIs, and other substances and materials used in our product candidates successfully from third parties and to have finished products manufactured by third parties in accordance with regulatory requirements and in sufficient quantities for preclinical and clinical testing and commercialization. If we fail to develop and maintain supply and other technical relationships with these third parties, and if we are unable to seek suitable replacements in a timely manner or at all, we may face delays or be unable to continue to develop or commercialize our products and product candidates.

We do not have direct control over whether or not our contract suppliers and manufacturers will maintain current pricing terms, be willing to continue supplying us with APIs and finished products or maintain adequate capacity and capabilities to serve our needs, including quality control, quality assurance and qualified personnel. We are dependent on our contract suppliers and manufacturers for day-to-day compliance with applicable laws and cGMP regulations for production of both APIs and finished products. If the safety or quality of any product or product candidate or component is compromised due to a failure to adhere to applicable laws or for other reasons, we may not be able to commercialize or obtain regulatory approval for the affected product or product candidate successfully, and we may be held liable for injuries sustained as a result.

We may be unable to establish any further agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	the possible breach of the manufacturing agreement by the third party or us;

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us;

•	the possible early termination of the agreement by us at a time that requires us to pay a cancellation fee;

•	reliance on the third party for regulatory compliance, quality assurance, safety and pharmacovigilance and related reporting; and

•	the inability to produce required volume in a timely manner and to quality standards.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in clinical holds on our trials, sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocations, seizures or recalls of product candidates or medicines, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and harm our business, financial condition, results of operations, and prospects.

Any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing our products or product candidates.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply for any of our product candidates. If any one of our current contract manufacturers cannot perform as agreed, we may be required to replace that manufacturer and may incur added costs and delays in identifying and qualifying any such replacement. Furthermore, securing and reserving production capacity with contract manufacturers may result in significant costs.

By relying on third-party manufacturers for outsourced, custom manufacturing, we may encounter difficulties in production, particularly with respect to formulation, process development or scaling up of manufacturing capabilities. If we, or our CMOs, encounter such difficulties, our ability to provide supply of our product candidates for preclinical studies, clinical trials or our products for patients, if approved, could be delayed or halted, or we may be unable to maintain a commercially viable cost structure, which would materially adversely affect our business, results of operations and financial condition.

If third-party suppliers on which we rely fail to successfully scale up their production of our product candidates, we may face delays and lost opportunities with our development or future commercialization efforts.

In order to conduct larger or late-stage clinical trials for a product candidate and supply sufficient commercial quantities of the resulting drug product and its components, if that product candidate is approved for sale, our contract manufacturers and suppliers will need to produce our drug substances and product candidates in larger quantities more cost-effectively and, in certain cases, at higher yields than they currently achieve. If our third-party contractors are unable to scale up the manufacture of any of our product candidates successfully in sufficient quality and quantity and at commercially reasonable prices, or are shut down or put on clinical hold by government regulators, and we are unable to find one or more replacement suppliers or manufacturers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality, and we are unable to transfer the processes successfully on a timely basis, the development of that product candidate and regulatory approval or commercial launch for any resulting products may be delayed, or there may be a shortage in supply, either of which could significantly harm our business, financial condition, operating results and prospects.

We expect to continue to depend on third-party contract suppliers and manufacturers for the foreseeable future. Our supply and manufacturing agreements do not guarantee that a contract supplier or manufacturer will provide services adequate for our needs. Additionally, any damage to or destruction of our third-party manufacturer’s or suppliers’ facilities or equipment, may significantly impair our ability to have our products and product candidates manufactured on a timely basis. Our reliance on contract manufacturers and suppliers further exposes us to the possibility that they, or third parties with access to their facilities, will have access to and may misappropriate our trade secrets or other proprietary information. In addition, the manufacturing facilities of certain of our suppliers may be located outside of the United States. This may give rise to difficulties in importing our products or product candidates or their components into the United States or other countries.

We rely on third-party suppliers for key raw materials used in our manufacturing processes, and the loss of these third-party suppliers or their inability to supply us with adequate raw materials could harm our business.

We rely on third-party suppliers for the raw materials required for the production of our product candidates. Our reliance on these third-party suppliers and the challenges we may face in obtaining adequate supplies of raw materials involve several risks, including limited control over pricing, availability, quality and delivery schedules. As a small company, our negotiation leverage is limited and we are likely to get lower priority than our competitors who are larger than we are. We cannot be certain that our suppliers will continue to provide us with the quantities of these raw materials that we require or satisfy our anticipated specifications and quality requirements. Any supply interruption in limited or sole sourced raw materials could materially harm our ability to manufacture our product candidates until a new source of supply, if any, could be identified and qualified. We may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. Any performance failure on the part of our suppliers could delay the development and potential commercialization of our product candidates, including limiting supplies necessary for clinical trials and regulatory approvals, which would have a material adverse effect on our business.

Our rights to develop and commercialize our technology are subject, in part, to the terms and conditions of licenses granted to us by others. In particular, we depend on licenses for development and commercialization rights to OCS-02 and OCS-05. If these rights are terminated or we fail to comply with our obligations under these agreements or any other license, collaboration or other agreement, we may be required to pay damages and we could lose intellectual property rights that are necessary for the development and protection of our product candidates.

We currently and may in the future license from third parties certain intellectual property relating to current and future product candidates. For example, we are party to various license agreements, including with Novartis and Accure, that we depend on for rights to OCS-02 and OCS-05, respectively. These agreements impose, and other potential agreements we may enter into with third parties may impose, diligence, development and commercialization timelines and milestone payment, royalty, insurance and other obligations on us. Under the Novartis Agreement (as defined below) and Accure Agreement (as defined below), for example, we are obligated to make payments to the counterparty upon us achieving certain development or commercialization milestones and to make royalty payments to Novartis and Accure on net product sales of OCS-02 and OCS-05, respectively.

We also have diligence and development obligations under the Novartis Agreement and Accure Agreement. Generally, these diligence obligations require us to use commercially reasonable efforts to develop, manufacture, seek regulatory approval for and commercialize the licensed products. If we fail to comply with our obligations under current or future license agreements, use the licensed intellectual property in an unauthorized manner or otherwise breach a license agreement, our counterparties may have the right to terminate these agreements, in which event we might not have the rights or the financial resources to develop, manufacture or market any licensed product that is covered by these agreements. Future counterparties also may have the right to convert an exclusive license to non-exclusive in the territory in which we fail to satisfy our diligence obligations, which could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, seek alternative sources of financing or cause us to lose our rights under these agreements, including our rights to OCS-02, OCS-05 or other important intellectual property or technology. Any of the foregoing could prevent us from commercializing OCS-02 or OCS-05 or cause a competitor to gain access to the licensed technology, which could have a material adverse effect on our operating results and overall financial condition.

Our license agreements are, and future license agreements are likely to be, complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Disputes may arise between us and our licensors or future licensors, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	our financial or other obligations under the license agreement;

•	whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to transfer or assign the license, or to sublicense patents and other intellectual property rights to third parties;

•	our diligence obligations and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by any of our licensors and us and our partners; and

•	the priority of invention of patented technology.

If disputes over intellectual property that we have licensed from third parties prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize our product candidates.

The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. If we are unable to license such technology, or if we are forced to license such technology on unfavorable terms, our business could be harmed. If we are unable to obtain a necessary license, we may be unable to develop or commercialize the affected product candidates, which could harm our business, and the third parties owning such intellectual property rights could seek either an injunction prohibiting sales or an obligation on our part to pay royalties and/or other forms of compensation. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

Additionally, our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-licensed. Some of our in-licensed patent rights are sublicensed to us pursuant to parent license agreements we are not a party to. If any such parent licenses terminate, whether due to our licensor’s breach of the parent license agreement or for other reasons outside of our control, we could lose our rights to such sublicensed patent rights. Furthermore, if other third parties have ownership rights to our in-licensed patents, the license granted to us in jurisdictions where the consent of a co-owner is necessary to grant such a license may not be valid, in any case, and such co-owners may be able to license such patents to our competitors, and our competitors could market competing products and technology. In addition, certain of our in-licensed patent rights are dependent, in part, on inter-institutional or other operating agreements between the joint owners of such in-licensed patent rights. If one or more of such joint owners breaches such inter-institutional or operating agreements, our rights to such in-licensed patent rights may be adversely affected. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Our current and future licenses may not provide us with exclusive rights to use the licensed intellectual property and technology, or may not provide us with exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology. Patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against our licensors or another licensee or in administrative proceedings brought by or against our licensors or another licensee in response to such litigation or for other reasons. As a result, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products, including in territories covered by our licenses. Some of our in-licensed patent rights are subject to pre-existing rights granted by the licensor to third parties and our acquired technologies and current or future licensed technology may also be subject to retained rights. Our predecessors or licensors may retain certain rights under their agreements with us, including the right to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our predecessors or future licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.

In addition, certain of our current or future agreements with third parties may limit or delay our ability to consummate certain transactions, may impact the value of those transactions, or may limit our ability to pursue certain activities. If we are limited in our ability to utilize acquired technologies or current or future licensed technologies, or if we lose our rights to critical acquired or in-licensed technology, we may be unable to successfully develop, out-license, market and sell our products, which could prevent or delay new product introductions. Our business strategy depends on the successful development of acquired technologies, and current or future licensed technology, into commercial products. Therefore, any limitations on our ability to utilize these technologies may impair our ability to develop, out-license or market and sell our product candidates.

For more information on our license agreements with third parties, please see the section entitled “Business of Oculis—Material Licenses, Partnerships and Collaborations.”

Risks related to our intellectual property

If we are unable to obtain, maintain, protect and enforce patent or other intellectual property protection for our current and future technology and products, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

We rely upon a combination of patents, trademarks, trade secrets and confidentiality agreements to protect the intellectual property related to our development programs and product candidates. These legal measures afford only limited protection, and competitors or others may gain access to our intellectual property and proprietary information. Our success depends in part on our ability to obtain, maintain, expand, enforce and defend the scope of our intellectual property protection in the United States and other countries with respect to our product candidates.

We have sought and will continue to seek to protect our proprietary position by filing patent applications in the United States and abroad related to our development programs and product candidates. However, the patent prosecution process is expensive and time-consuming, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patents or patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. Additionally, in some instances, we have submitted and expect to submit provisional patent applications. Corresponding non-provisional patent applications must be filed not later than 12 months after the provisional application filing date. While we intend to timely file non-provisional patent applications relating to our provisional patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with competitive advantage. Any failure to obtain or maintain patent and other intellectual property protection with respect to our product candidates could harm our business, financial condition and results of operations. Additionally, although we seek to enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

As of October 31, 2022, our owned and exclusively in-licensed patent portfolio included 10 issued U.S. patents, five issued European patents validated in multiple jurisdictions, and 42 issued patents in other foreign jurisdictions, as well as five pending non-provisional U.S. patent applications, 66 foreign pending patent applications, including four pending European patent applications, and one pending PCT application related to our different product candidates, namely, OCS-01, OCS-02, OCS-03, OCS-04 and OCS-05. Please see the section entitled “Business of Oculis and Certain Information about Oculis – Intellectual Property” for further details on our intellectual property portfolio. The patents and patent applications that we own or in-license may fail to result in issued patents with claims that protect our product candidates in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can prevent a patent from issuing from a pending patent application, or be used to invalidate a patent. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our licensors will be successful in protecting our product candidates by obtaining, maintaining, enforcing and defending patents. These risks and uncertainties include the following:

•

the U.S. Patent and Trademark office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	patent applications may not result in any patents being issued;

•	patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

•

our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or block our ability to make, use and sell our products and product candidates;

•

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing products.

We may also choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions, and under the laws of certain jurisdictions, patents or other intellectual property rights may be unavailable or limited in scope. For example, we currently do not own or in-license any issued patents or pending patent applications relating to OCS-03, other than a pending PCT application. PCT applications do not issue directly as patents, and national phases of such PCT application must be filed within 30 months after the earliest priority date of such PCT application. There can be no assurance that any national phases of such PCT application will result in an issued patent, or that the claims in national phases of such PCT application will not be narrowed during prosecution or, even if issued, be broad enough to adequately cover

OCS-03. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. If we fail to timely file for patent protection in any jurisdiction, we may be precluded from doing so at a later date.

Moreover, we are, and could become in the future, a licensee of a third party’s patents or patent applications and we may not have the right to control the preparation, filing or prosecution of such patent applications, or to maintain, enforce or protect the patents in-licensed from those third parties. We may also require the cooperation of our licensors in order to enforce the licensed patent rights, and such cooperation may not be provided. Therefore, any licensed patents or patent applications may not be prosecuted, maintained, enforced or protected in a manner consistent with the best interests of our business. We also cannot be certain that patent prosecution and maintenance activities by any of our licensors will be conducted in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such applications. If any of our licensors fail to do so, this could cause us to lose rights in any applicable intellectual property, and as a result our ability to develop and commercialize products or product candidates may be adversely affected and we may be unable to prevent competitors from making, using and selling competing products. In addition, even where we have the right to control the prosecution of patents and patent applications under a license from third parties, we may still be adversely affected or prejudiced by actions or inactions of our predecessors or licensors and their counsel that took place prior to us assuming control over patent prosecution. If our current or future licensors are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If disputes over intellectual property that we license prevents or impairs our ability to maintain our licensing arrangements on acceptable terms, we may not be able to successfully develop and commercialize the affected product candidates. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If the patent applications we own, license, or may own or license in the future with respect to our development programs and product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for our product candidates, it could dissuade other companies from collaborating with us to develop product candidates, and threaten our ability to commercialize our product candidates, if approved. Any such outcome could have a materially adverse effect on our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been and will continue to be the subject of litigation and new legislation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, many countries restrict the patentability of methods of treatment of the human body. Publications in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, there is a risk that we cannot know with certainty whether we or our licensors were the first to make the inventions claimed in our owned or in-licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. As a result of these and other factors, the issuance, scope, validity, enforceability, and commercial value of our owned and in-licensed patent rights are highly uncertain. Our owned and in-licensed pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our owned and in-licensed patents or narrow the scope of patent protection for our product candidates.

Moreover, we or our licensors may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our owned or in-licensed patent rights or the patent rights of others. In particular, the costs of defending patents or enforcing our proprietary rights in post-issuance administrative proceedings and litigation can be substantial and the outcome can be uncertain. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our owned or in-licensed patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our owned or in-licensed patents and patent applications is threatened, it could dissuade companies from collaborating to license, develop or commercialize current or future product candidates. We may not be aware of all third-party intellectual property rights potentially relating to our products, product candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our owned and in-licensed patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. We cannot ensure that we do not infringe, misappropriate or otherwise violate any patents or other intellectual property or proprietary rights held by others or that we will not infringe, misappropriate or otherwise violate intellectual property or proprietary rights held by others in the future. If our products were found to infringe, misappropriate or otherwise violate any proprietary intellectual property or right of another party, we could be required to pay significant damages or license fees to such party and/or cease production, marketing and distribution of those products. Litigation may also be necessary to defend infringement, misappropriation or other violation claims of third parties or to enforce patent or other intellectual property rights we hold or protect trade secrets or techniques or other intellectual property we own. Further, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents or other intellectual property, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our owned or in-licensed patents invalid, unenforceable, or not infringed; competitors may then be able to market products and use manufacturing and analytical processes that are substantially similar. Even if we own or in-license valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and patents in which we or our licensors have an interest may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Generally, issued patents are granted a term of 20 years from the earliest claimed non-provisional filing date. In certain instances, patent terms can be adjusted to recapture a portion of delay incurred by the USPTO in examining the patent application (patent term adjustment). The scope of patent protection may also be limited. In addition, the laws of foreign jurisdictions may not protect our rights to the same extent as the laws of the U.S. For example, certain countries outside of the U.S. do not allow patents for methods of treating the human body. This may preclude us from obtaining method patents outside of the U.S. having similar scope to those we have obtained or may obtain in the future in the U.S.

It is possible that defects of form in the preparation or filing of our owned or in-licensed patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. The acquisition or licensing of third-party intellectual property rights is a competitive area, and our competitors may pursue strategies to acquire or license third-party intellectual property rights that we may consider attractive or necessary, and our competitors could market competing products and technology. Our competitors may have a competitive advantage due to their size, capital resources and greater development and commercialization capabilities. In addition, companies may be unwilling to assign or license rights to us. We also may be unable to acquire or license third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant product, and our customers may be forced to stop using the relevant products. If we or our current or future licensors fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If there are material defects in the form, preparation, prosecution, or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

Without patent protection for our current or future product candidates, we may be open to competition from generic versions of such products. Given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to our own.

Depending upon the timing, duration and specifics of FDA marketing approval of future product candidates, one or more of our U.S. patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years beyond the normal expiration of the patent as compensation for patent term lost during drug development and the FDA regulatory review process, which is limited to the approved indication (or any additional indications approved during the period of extension). A patent term extension cannot extend the remaining term of a patent beyond 14 years from the date of product approval. This extension is based on the first approved use of a product and is limited to only one patent that covers the approved product, the approved use of the product, or a method of manufacturing the product. However, the applicable authorities, including the FDA and the USPTO in the U.S., and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. We may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time-period or the scope of patent protection afforded could be less than we request. If we are unable to extend the expiration date of our existing patents or obtain new patents with longer expiry dates, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data to obtain approval of competing products following our patent expiration and launch our product earlier than might otherwise be the case.

Obtaining and maintaining intellectual property, including patent protection, depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental agencies, and our intellectual property, including patent protection, could be reduced or eliminated for noncompliance with these requirements.

The patent prosecution process is expensive, time-consuming and complex. Periodic maintenance, renewal, annuity and various other fees on any issued patent are due to be paid to the USPTO and other foreign governmental agencies in several stages over the lifetime of the intellectual property. The USPTO and various national or international agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the intellectual property, resulting in partial or complete loss of rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international application, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If we or any of our licensors fail to maintain the intellectual property covering our product candidates, our competitors may be able to enter the market, which would have an adverse effect on our business, financial condition and results of operations.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our current and future product candidates in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidates, if approved. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. As the number of competitors in the market grows and the number of patents issued in this area increases, the possibility of patent infringement claims escalates. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our products and business operations infringe, misappropriate or otherwise violate the intellectual property rights of others. The defense of these matters can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses or make substantial payments.

We may become subject to third-party claims or litigation alleging infringement, misappropriation or other violation of such third party’s patents or other intellectual property or proprietary rights, or seeking to invalidate our patents or other intellectual property or proprietary rights, which could be costly, time consuming, and, if successfully asserted against us, may delay or prevent the development and commercialization of any of our product candidates.

Our commercial success depends in part on us and our licensors avoiding infringement, misappropriation and other violations of the patents and other intellectual property or proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the U.S., involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, derivation, and administrative law proceedings, inter partes review, and post-grant review before the USPTO, as well as oppositions and similar processes in foreign jurisdictions. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical products and techniques without payment, or limit the duration of the patent protection of our technology. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our collaborators are developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our product candidates or other business activities may be subject to claims of infringement of the patent and other proprietary rights of third parties. Third parties may assert that we are infringing, misappropriating or otherwise violating their patents or other intellectual property or proprietary rights or employing their proprietary technology without authorization.

Also, there may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods of treatment related to the use or manufacture of our current and future product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our current or future product candidates may infringe.

In addition, third parties may obtain patent rights in the future and claim that use of our technologies infringes upon their rights. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process, methods of treating certain diseases or conditions that we are pursuing with our product candidates, our formulations including combination therapies, or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire. Such a license may not be available on commercially reasonable terms or at all. In addition, we may be subject to claims that we are infringing, misappropriating or otherwise violating other intellectual property rights, such as trademarks or copyrights, or misappropriating the trade secrets of others, and to the extent that our employees, consultants or contractors use intellectual property or proprietary information owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our current and future product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful infringement or other intellectual property claim against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our affected products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize one or more of our product candidates, which could harm our business significantly. We cannot provide any assurances that third-party patents or other intellectual property or proprietary rights do not exist which might be enforced against our product candidates, resulting in either an injunction prohibiting sales, or, with respect to our sales, an obligation on our part to pay royalties or other forms of compensation to third parties.

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing product candidates, programs or intellectual property could be diminished. Accordingly, the market price of New Parent Shares may decline. Such announcements could also harm our reputation or the market for future products, which could have a material adverse effect on our business.

Lawsuits or other proceedings to protect or enforce our patents, the patents of any licensors or our other intellectual property rights could be expensive, time consuming, and unsuccessful.

Competitors may infringe or otherwise violate our patents, the patents of our licensors or our other intellectual property rights. To counter infringement or unauthorized use or misappropriations, we may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more patents of us or any of our current or future licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counterclaims against us, such as claims asserting that our patents are invalid or unenforceable. In patent litigation in the U.S., defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte reexaminations, inter partes review, post-grant review or oppositions or similar proceedings outside the U.S., in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. Additionally, for any patents and patent applications that we license from third parties, we may have limited or no right to participate in the defense of such licensed patents against challenge by a third-party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our current or future product candidates. Such a loss of patent protection could harm our business.

Furthermore, even if our patents or other intellectual property or proprietary rights are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead award us monetary damages or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market. Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our current or future owned or in-licensed patents, any patents that may be issued as a result of our current or future owned or in-licensed patent applications, or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of us or our shareholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution. Moreover, even if we are successful in any litigation, we may incur significant expense in connection with such proceedings, and the amount of any monetary damages may be inadequate to compensate us for damage as a result of the infringement and the proceedings.

In addition, third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or indemnify our customers for any costs associated with their own initiation or defense of infringement claims, regardless of the merits of these claims. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms or at all, our customers may be forced to stop using our products.

We may not be able to prevent, alone or with our licensors, infringement, misappropriation or other violation of our intellectual property or other proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Our business could be harmed if in litigation the prevailing party does not offer us a license on commercially reasonable terms or at all. Any litigation or other proceedings to enforce our intellectual property or proprietary rights may fail, and even if successful, may result in substantial costs and distract the management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of the New Parent Shares.

Changes in U.S. or foreign patent laws or their interpretations could diminish the value of patents in general, thereby impairing our ability to protect our products.

The United States government has enacted and implemented wide-ranging patent reform legislation. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.

In 2011, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also affect patent litigation. These also include provisions that switched the U.S. from a “first-to-invent” system to a “first-to-file” system, allow third-party submission of prior art to the USPTO during patent prosecution and set forth additional procedures to attack the validity of a patent by the USPTO administered post grant proceedings. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. A third-party that files a patent application in the USPTO after March 2013, but before the Company could therefore be awarded a patent covering an invention even if the Company had made the invention before it was made by such third-party. This will require the Company to be cognizant of the time from invention to filing of a patent application. Since patent applications in the U.S. and most other countries are confidential for a period of time after filing or until issuance, the Company cannot be certain that it was the first to file any patent application related to its products or invent any of the inventions claimed in its patents or patent applications.

The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third-party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third-party may attempt to use the USPTO procedures to invalidate the Company’s patent claims that would not have been invalidated if first challenged by the third-party as a defendant in a district court action. Therefore, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of the Company’s patent applications and the enforcement or defense of our issued patents. In addition, future actions by the U.S. Congress, the federal courts and the USPTO could cause the laws and regulations governing patents to change in unpredictable ways. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on the Company’s business, financial condition, and results of operations.

We may not be able to protect our intellectual property rights throughout the world, which could impair our business.

Filing, prosecuting, and defending patents covering our product candidates throughout the world would be prohibitively expensive. Furthermore, the requirements for patentability and obtaining other intellectual property protection may differ in certain countries, particularly developing countries. In addition, the laws of many foreign countries will not protect our intellectual property or other proprietary rights to the same extent as the laws of the

United States. Competitors may use our technologies in jurisdictions where we have not obtained patent or other intellectual property protection to develop their own products and, further, may export otherwise infringing products to territories where we may have or obtain patent or other intellectual property protection, but where patent or other intellectual property enforcement is not as strong as that in the United States. These unauthorized products may compete with our products in such jurisdictions and take away our market share where we do not have any issued or licensed patents or other intellectual property protection and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing. Our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

Our reliance on third parties may require us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties for a wide variety of services, including the manufacture and continuing development of our product candidates, we must, at times, share trade secrets with them. We seek to protect our trade secrets in part by entering into agreements containing confidentiality and use restrictions and obligations prior to disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure could impair our competitive position and may have an adverse effect on business and results of operations.

Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of agreements with third parties, independent development or publication of information by any of the third-party collaborators. A competitor’s discovery of our trade secrets could impair our competitive position and have an adverse impact on our business.

If we fail to protect the confidentiality of our trade secrets and other proprietary information, the value of our product candidates and our business and competitive position may be harmed.

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, know-how or other proprietary information that is not patentable or that we elect not to patent. Trade secrets can be difficult to protect, and some courts are less willing or unwilling to protect trade secrets. To maintain the confidentiality of our trade secrets and proprietary information, we rely heavily on confidentiality provisions that we have in contracts with our employees, consultants, collaborators and others upon the commencement of their relationship with us. However, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes and we may not enter into such agreements with all employees, consultants and third parties who have been involved in the development of our intellectual property rights. In addition, monitoring unauthorized use and disclosure of our intellectual property rights by employees, consultants and other third parties who have access to such intellectual property or other proprietary rights is difficult. Therefore, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such employees, consultants, advisors or third parties, despite the existence generally of these confidentiality restrictions. There can be no assurance that such employees, consultants, advisors or third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by third parties, including our competitors.

We may be subject to claims that our employees, consultants or independent contractors have infringed, misappropriated or otherwise violated the intellectual property of a third party, including trade secrets or know-how of their former employers or other third parties.

We may be subject to claims that our employees or consultants have wrongfully used for our benefit or disclosed to us confidential information of third parties. We employ individuals who were previously employed at other biotechnology or pharmaceutical companies, or at research institutions. Some of these employees, consultants and contractors may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees and consultants do not use the intellectual property rights, proprietary information, know-how or trade secrets of others in their work for us and seek to protect our ownership of intellectual property rights by ensuring that our agreements with employees, collaborators, and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. To the extent that our employees, consultants or contractors use intellectual property rights or proprietary information owned by others in their work for us, disputes may arise as to the rights in any related or resulting know-how and inventions. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents or other intellectual property or proprietary rights. Litigation may be necessary to defend against any of these claims. There is no guarantee of success in defending these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. In addition, we may lose personnel as a result of such claims and any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent contractors. Even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

If we fail to validly execute invention assignment agreements with our employees and contractors involved in the development of intellectual property, the value of our products, business and competitive position may be harmed. Our patent rights and other intellectual property may also be subject to priority, ownership or inventorship disputes, interferences, and similar proceedings.

To maintain the confidentiality of our trade secrets, proprietary information and other intellectual property rights, we generally have confidentiality and invention assignment provisions in place with our employees, consultants, suppliers, contract manufacturers, collaborators, and others upon the commencement of a relationship. However, we may not enter into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes or who conceives or develops intellectual property rights that we regard as our own. Moreover, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing, and we may be forced to bring claims against third parties or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property. There can be no assurance that such agreements will be upheld in the face of a potential challenge or that third parties will not breach their agreements with us, or that we will have adequate remedies for any breach.

We may also be subject to claims that former employees, collaborators, or other third parties have an interest in our current or future patents and patent applications or other intellectual property rights, including as an inventor or co-inventor. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents and patent applications, such co-owners rights may be subject, or in the future subject, to assignment or license to other third parties, including competitors. In addition, we may need the cooperation of any such co-owners to enforce any such patents and any patents issuing from such patent applications against third parties, and such cooperation may not be provided. Additionally, we may be subject to claims from third parties challenging our ownership interest in or inventorship of intellectual property we regard as our own, for example, based on claims that our agreements with employees or consultants obligating them to assign intellectual property rights to us are ineffective or in conflict with prior or competing contractual obligations to assign inventions to another employer, to a former employer, or to another person or entity, despite the inclusion of valid, present-tense intellectual property assignment obligations. Litigation may be necessary to defend against claims, and it may be necessary or we may desire to enter into a license to settle any such claim.

If we or our licensors are unsuccessful in any priority, validity (including any patent oppositions), ownership or inventorship disputes to which we or they are subject, we may lose valuable intellectual property rights through the loss of one or more of our patents, or such patent claims may be narrowed, invalidated, or held unenforceable, or through loss of exclusive ownership of or the exclusive right to use our owned or in-licensed patents. In the event of loss of patent rights as a result of any of these disputes, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture, and commercialization of one or more of the product candidates we may develop. An inability to incorporate technologies, features or other intellectual property that are important or essential to our products could have a material adverse effect on our business and competitive position. The loss of exclusivity or the narrowing of our patent claims could limit our ability to stop others from using or commercializing similar or identical technology and product candidates. Even if we are successful in priority, inventorship or ownership disputes, such disputes could result in substantial costs and be a distraction to management and other employees. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. Any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations or prospects.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

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others may be able to make products that are similar to our current and future product candidates we intend to commercialize that are not covered by the patents that we exclusively licensed and have the right to enforce;

•	we or any of our future licensors or collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or license;

•	we or any of our current or future licensors or collaborators might not have been the first to file patent applications covering certain of our or their inventions;

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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our owned or in-licensed intellectual property rights;

•	others may have access to the same intellectual property rights licensed to us on a nonexclusive basis;

•	it is possible that our future patent applications will not lead to issued patents;

•	issued patents that we own or in-license may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

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our competitors might conduct research and development activities in countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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we may choose not to seek patent protection for some of our proprietary technology to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such trade secrets or know-how; and

•	we may not develop additional proprietary technologies that are patentable.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our current and future trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets and markets of interest and our business may be adversely affected.

We intend to use registered or unregistered trademarks or trade names to brand and market our products. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in the markets of interest. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. At times, competitors may adopt trade names or trademarks similar to us, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how trademarks and trade names may be used, a breach of these agreements or misuse of such trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, growth prospects, operating results and financial condition.

Risks related to government regulation

The regulatory approval processes of the FDA and non-U.S. regulatory authorities are highly complex, lengthy, and inherently unpredictable. If we are unable to obtain regulatory approval for our product candidates, or to do so in a timely manner, we will be unable to generate product revenue and our business will be substantially harmed.

The processes that must be followed to obtain approval by the FDA and non-U.S. regulatory authorities to market a pharmaceutical product are highly complex and unpredictable, and typically take many years following the commencement of clinical trials. A company’s ability to obtain such an approval, and the time necessary to obtain it, depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other data. Even if we eventually complete clinical testing and receive approval of any regulatory filing for our product candidates, the FDA and non-U.S. regulatory authorities may approve our product candidates for a more limited indication or a narrower patient population than we originally requested.

Further, development of a company’s product candidates and/or regulatory approval may be impacted or delayed by events beyond our control. For example, events such as a U.S. federal government shutdown or budget sequestration, such as ones that occurred during 2013, 2018 and 2019, or the FDA’s diversion of resources to handle the SARS-CoV-2 virus public health emergency and pandemic, may result in significant reductions to the FDA’s budget, employees and operations, and could lead to slower response times and longer review periods, potentially affecting our ability to progress development of our product candidates or obtain regulatory approval for our product candidates. In addition, the impact of SARS-CoV-2 virus pandemic may cause the FDA to allocate additional resources to product candidates focused on treating related illnesses, which could lead to longer approval processes for our product candidates. Moreover, our competitors may file citizens’ petitions with the FDA in an attempt to persuade the FDA that our product candidates, or the clinical trials that support their approval, contain deficiencies. Such actions by our competitors could delay or even prevent the FDA from approving any of our NDAs or biologics license applications, or BLAs.

Applications for our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or non-U.S. regulatory authorities may disagree with the design, implementation, or results of our clinical trials;

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the FDA or non-U.S. regulatory authorities may determine that our product candidates are not safe and effective, are insufficiently effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

•	the FDA or non-U.S. regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission to obtain regulatory approval;

•	we may be unable to demonstrate to the FDA or non-U.S. regulatory authorities that a product candidate’s risk-benefit ratio for our proposed indication is acceptable;

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the FDA or non-U.S. regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or non-U.S. regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This complex and lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in us failing to obtain regulatory approval to market any of our product candidates, or a failure to obtain such approval in a timely manner, which could materially adversely affect our business, financial condition, results of operations and growth prospects.

We may face difficulties in commercializing and achieving reimbursement of our products from changes to current regulations and future legislation.

In the United States, the European Union and other jurisdictions there have been a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are unable to maintain regulatory compliance, we may be unable to successfully commercialize our products, and may not achieve or sustain profitability.

For example, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (or collectively, the “ACA”), substantially affects the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA contains provisions that can reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. There have been extensive judicial, Congressional and executive branch challenges to certain aspects of the ACA, as well as efforts and proposals to revise or repeal the law and its application, to control the prices at which pharmaceutical products are sold, and to implement other healthcare reform measures. Such efforts can be expected to continue in the future, but it is unclear what measures will be enacted or implemented, or how they might affect our business.

In addition, other legislative and administrative changes have been adopted in the United States in recent years, and others continue to be proposed. These changes include reductions to payments made under the Medicare program. In addition, during 2021, the Biden administration proposed additional potential legislative and administrative actions to, among other things, reform drug pricing. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S Department of Health and Human Services (“HHS”) released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles.

These recent laws, administrative decisions and proposals, and any new ones that follow, may result in additional reductions in Medicare payments and other healthcare funding, which could have a material adverse effect on customers for our products and product candidates, if approved, and accordingly, on our results of operations.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that the ACA, as well as other healthcare reform measures that have been adopted, or may be adopted in the future, could result in more rigorous healthcare insurance coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates, if approved.

In the European Union and other countries, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. In most EU member states, healthcare budgetary constraints have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved. Moreover, in the European Union, some EU member states may require the completion of additional studies that compare the cost-effectiveness of a particular medicinal product to currently available therapies. This Health Technology Assessment, or HTA, which is currently governed by the national laws of the individual EU member states, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal product will often influence the pricing and reimbursement status granted to these products by the competent authorities of individual EU member states. On December 15, 2021, the Health Technology Regulation, or HTA Regulation, was adopted. The HTA Regulation is intended to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. When it enters into application in 2025, the HTA Regulation will be intended to harmonize the clinical benefit assessment of HTA across the European Union.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA, European Union, or other jurisdictions’ regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by, for example, United States Congress of the FDA approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

If the FDA does not conclude that OCS-01 satisfies the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements under Section 505(b)(2) are not as we expect, the approval pathway for OCS-01 will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

We plan to seek FDA approval through the Section 505(b)(2) regulatory pathway for OCS-01. The Hatch-Waxman Amendments added Section 505(b)(2) (“Section 505(b)(2)”) to the Federal Food, Drug and Cosmetic Act (the “FDCA”). Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2), if applicable to us under the FDCA, would allow an NDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved drug products, which could expedite the development program for OCS-01 by potentially decreasing the amount of preclinical or clinical data that we would need to generate in order to obtain FDA approval.

If we cannot pursue the Section 505(b)(2) regulatory pathway for OCS-01, we may need to conduct additional clinical trials, provide additional data and information, and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for OCS-01, and complications and risks associated with OCS-01, would likely substantially increase. Moreover, our inability to pursue the Section 505(b)(2) regulatory pathway would likely result in new competitive products reaching the market more quickly than OCS-01, which would likely adversely impact our competitive position and prospects. Even if we can pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that OCS-01 will receive the requisite approvals for commercialization.

In addition, notwithstanding the approval of products by the FDA under Section 505(b)(2), certain pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our NDAs for up to thirty (30) months or longer depending on the outcome of any litigation. It is not uncommon for the owner of the NDA of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions could significantly delay, or even prevent, the approval of a new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the Section 505(b)(2) regulatory pathway, there is no guarantee this would ultimately lead to earlier approval.

Moreover, even if OCS-01 is approved under Section 505(b)(2), the approval may be subject to limitations on the indicated uses for which the product may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product.

The U.S. Government and non-U.S. regulatory authorities actively enforce laws and regulations regarding the promotion of pharmaceutical products.

The FDA and other U.S. Government agencies and non-U.S. regulatory authorities strictly regulate the manner in which prescription products may be marketed. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. In addition, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such laws, and the application of those laws, are complex and evolving.

If we are found to have improperly promoted the sale of any of our product candidates, if approved, such as through the promotion of the off-label use of those products, or through kickbacks or fraud, or through any other conduct or activity deemed to be unlawful, then we may become subject to significant liability. For example, if we receive marketing approval for a product as a treatment for a disease, physicians may nevertheless choose to prescribe the product for their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business, growth prospects, operating results and financial condition.

In the EU, the advertising and promotion of medicinal products are subject to both EU and EU member states’ laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in individual EU member states and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics, or SmPC, as approved by the competent authorities in connection with a marketing authorization. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU. Direct-to-consumer advertising of prescription medicinal products is also prohibited in all EU member states. The competent regulatory authorities in the EU actively enforce the laws and regulations governing promotion of medicinal products. If we are found to have undertaken improper promotional activities we may be subject to significant civil, criminal and administrative penalties, which could materially adversely affect our business, financial condition, results of operations and growth prospects.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers, vendors and other third parties with which we do business may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with federal and state health care fraud and abuse laws and regulations and equivalent foreign laws, FDA regulations and equivalent regulation of foreign authorities, requirements to provide accurate information to the FDA or equivalent foreign authorities, data privacy and security laws and requirements to accurately report financial information or data or to disclose unauthorized activities to us. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Although we have adopted a code of business conduct and ethics with respect to our employees, agents and contractors, it is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid and equivalent foreign health insurance programs, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions. The FDA and non-U.S. regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA approves a drug candidate for an indication in the U.S., comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product in those countries. In addition, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the U.S., including additional preclinical studies or clinical trials, since clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the U.S., a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining non-U.S. regulatory approvals and establishing and maintaining compliance with non-U.S. regulatory requirements could result in significant difficulties and costs for us and could delay or prevent the introduction of our product candidates, if approved, in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, then our target market will be reduced and our ability to realize the full market potential of our product candidates, if approved, will be harmed.

Our business operations and current and future relationships with healthcare professionals, clinical investigators, consultants, patient organizations, customers, CROs and third-party payors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws, which could expose us to, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, including physicians, clinical investigators, CROs, third-party payors and customers may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

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the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal civil and criminal false claims laws, including the civil False Claims Act, which can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalties laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Food Drug and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, state laws that require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, state laws that require biotechnology companies to report information on the pricing of certain drug products, state and local laws that require the registration of pharmaceutical sales representatives;

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the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physicians assistants and nurse practitioners), and teaching hospitals as well as information regarding ownership and investment interests held by physicians and their immediate family members; and

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, also imposes obligations, including mandatory contractual terms, on “covered entities,” including certain healthcare providers, health plans, healthcare clearinghouses, and their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity as well as their covered subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information, as well as analogous state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Some state laws require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. Some state laws require biotechnology companies to report information on the pricing of certain drug products. Certain state and local jurisdictions require the registration of pharmaceutical sales representatives. State, federal and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve ongoing substantial costs. It is possible that governmental authorities will conclude that our business practices, including the provision of compensation for consulting services to physicians and other healthcare providers, some of whom may be in a position to recommend, purchase and/or prescribe our product candidates, if approved, may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against it, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs, which could have an adverse effect on our business and reputation.

Our business activities are subject to the FCPA and similar anti-bribery and anti-corruption laws of other countries in which we operate, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.

We may conduct clinical trials in countries other than the United States. In addition, we have entered into a license agreement with Accure, a biotechnology company headquartered in Barcelona, Spain. Our business activities are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery or anti-corruption laws, regulations or rules of Switzerland and other countries in which we operate. Anti-corruption laws, including the FCPA, generally prohibit offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, potentially including officials of foreign governments. Additionally, although none of our product candidates is yet approved for sale in any country, in many countries other than the U.S., the healthcare providers who prescribe pharmaceuticals like our product candidates are employed by their government, and the purchasers of pharmaceuticals are government entities. Therefore, any future dealings by us with these prescribers and purchasers may be subject to regulation under the FCPA and other applicable anti-corruption laws.

The SEC and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of our employees, agents or contractors, or those of our affiliates, will comply with all applicable anti-corruption laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, the closing down of our facilities, cessation of business activities in certain countries, implementation of compliance programs and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products, if approved, in one or more countries and could materially damage our reputation, our brand, international activities, our ability to attract and retain employees and our business, growth prospects, operating results and financial condition.

In addition, our products may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, export control laws and economic sanctions may prohibit the shipment of certain products and services to specified countries, governments, and persons. If we fail to comply with export and import regulations and such economic sanctions, we may be fined or other penalties could be imposed, including a denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export products to existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell access to our products could adversely affect our business.

Disruptions at the FDA, the SEC and other government agencies and comparable non-U.S. regulatory authorities caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA and comparable non-U.S. regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, our ability to hire and retain key personnel and accept the payment of user fees, statutory, regulatory, and policy changes, and other events that may otherwise affect the ability of the FDA and comparable non-U.S. regulatory authorities to perform routine functions. Average review times at the FDA and comparable non-U.S. regulatory authorities have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA, other agencies, and comparable non-U.S. regulatory authorities may slow the time necessary for new drugs to be reviewed or approved, which could adversely affect our business. For example, in recent years, including in 2013, 2018 and 2019, the U.S. government shut down several times, and in 2020 and 2021 the FDA diverted significant resources to handle the SARS-CoV-2 virus public health emergency and pandemic. Certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees for a time, and to stop critical activities in response to such events, and may be required to do so again in the future.

If such disruptions recur, or if a prolonged government shutdown occurs, it could significantly impact the ability of the FDA and comparable non-U.S. regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government disruptions or shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We and any contract manufacturers and suppliers we engage are subject to numerous federal, state, and local environmental, health, and safety laws, regulations, and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment, and disposal of hazardous and regulated materials and waste; the emission and discharge of hazardous materials into the ground, air, and water; and employee health and safety. Our operations may involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also may produce hazardous waste. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. Under certain environmental laws, we could be held responsible for costs relating to any contamination at our current or past facilities and at third-party facilities. We also could incur significant costs associated with civil or criminal fines and penalties.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research, product development and manufacturing efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or waste. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not currently maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with storage or disposal of hazardous and flammable materials, including chemicals and biological materials. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on business, financial condition, results of operations and growth prospects.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions that could have a material adverse effect on our business, reputation and growth prospects.

Risks related to domicile in Switzerland and being foreign private issuer

New Parent is a Swiss stock corporation. The rights of its shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

New Parent is a Swiss stock corporation. Its corporate affairs are governed by its articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of its shareholders and the responsibilities of members of the New Parent Board may be different from the rights and obligations of shareholders and directors of companies governed by the laws of the United States. In the performance of its duties, its board of directors is required by Swiss law to consider the interests of New Parent, and may also have regard to the interests of its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of New Parent’s shareholders to challenge resolutions made or other actions taken by its board of directors in court.

New Parent’s shareholders generally are not permitted to file a suit to reverse a decision or an action taken by the New Parent Board, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of New Parent’s board of directors for breach of fiduciary duty would have to be brought to the competent courts at the registered office of the New Parent, currently in Zug, Switzerland,. In addition, under Swiss law, any claims by its shareholders against New Parent must be brought exclusively to the competent courts at the registered office of New Parent, currently in Zug, Switzerland. U.S.-style class actions and derivative actions are not available under Swiss law. A further summary of applicable Swiss corporate law is included in this prospectus, please see the sections entitled “Description of New Parent Securities and Proposed Articles of Association” and “Comparison of Shareholder Rights.” There can be no assurance that Swiss law will not change in the future, which could adversely affect the rights of our shareholders, or that Swiss law will protect New Parent’s shareholders in a similar fashion as under U.S. corporate law principles.

The registration of share capital increases in the commercial register may be blocked and the shareholders’ resolutions regarding the ordinary and authorized share capital increases may be challenged.

Immediately prior to the completion of the Business Combination, our shareholders will approve an ordinary share capital increase and the introduction of a capital band as well as conditional share capital. The execution of the share capital increases by our board of directors and the related filings will be made prior to the completion of this offering. As with all share capital increases in Switzerland, the shareholders’ resolutions regarding such share capital increases may be challenged in court within two months after such shareholders’ meeting and/or the registration of the capital increases in the commercial register may be blocked temporarily by a preliminary injunction or permanently by order of a competent court. Either action would prevent or delay the completion of this offering.

The New Parent Shares are not listed in Switzerland, our home jurisdiction. As a result, certain Swiss law provisions designed to protect shareholders in the event of a public takeover offer or change of control transaction will not apply.

The Swiss rules that require investors to disclose their interest in a company if they reach, exceed or fall below certain ownership thresholds only applies to issuers that have a listing (including a secondary listing) for their equity securities in Switzerland. Since the New Parent Shares will be listed exclusively on The Nasdaq Capital Market, a U.S. market, the disclosure obligations regarding major shareholdings according to art. 120 of the Swiss Financial Markets Infrastructure Act and its implementing provisions do not apply to New Parent. Likewise, the Swiss takeover regime does not apply to New Parent. In particular, the duty to make a mandatory bid offer for all outstanding listed equity securities of a company by any person or group of persons that acquires more than one third of a company’s voting rights does not apply to New Parent. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland and, because the New Parent Shares will be listed exclusively on The Nasdaq Capital Market, will not be applicable to New Parent. Furthermore, since Swiss law restricts New Parent’s ability to implement rights plans or U.S.-style “poison pills,” New Parent’s ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change of control transaction may be limited. Therefore, New Parent’s shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against New Parent or its executive officers or members of the New Parent Board.

New Parent is a corporation organized and incorporated under the laws of Switzerland with registered office and domicile in Zug, Switzerland, and the majority of its assets are located within Switzerland. Moreover, a number of New Parent’s directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, investors may not be able to effect service of process within the United States upon New Parent or upon such persons, or to enforce judgments obtained against New Parent or such persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt that a lawsuit based upon United States federal or state securities laws could be brought in an original action in Switzerland and that a judgment of a U.S. court based upon United States securities laws would be enforced in Switzerland.

The United States and Switzerland currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in Switzerland, please see the section entitled “Enforcement of Civil Liabilities.”

New Parent’s status as a Swiss stock corporation means that its shareholders enjoy certain rights that may limit its flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and the cancellation of treasury shares must be approved by shareholders. Swiss law also requires that New Parent’s shareholders themselves resolve to, or authorize its board of directors to, increase our share capital. While its shareholders may introduce a capital band pursuant to which share capital that can be issued by its board of directors without additional shareholder approval, Swiss law limits this capital band to 50% of the share capital registered in the commercial register at the time of the introduction of the capital band. The capital band, furthermore, has a limited duration of up to five years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in New Parent’s articles of association, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares, which may be limited or withdrawn under certain conditions. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different classes of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit New Parent’s flexibility, and situations may arise where greater flexibility would have provided benefits to its shareholders. Please see the sections entitled “Description of New Parent Securities and Proposed Articles of Association” and “Comparison of Shareholder Rights.”

Shareholders outside of the United States may not be able to exercise pre-emptive rights in future issuances of equity or other securities that are convertible into equity.

Under Swiss corporate law, shareholders may receive certain pre-emptive rights to subscribe on a pro-rata basis for issuances of equity securities or other securities that are convertible into equity securities. Due to the laws and regulations in certain jurisdictions, however, shareholders who are not residents of the United States may not be able to exercise such rights unless New Parent takes action to register or otherwise qualify the rights offering, including, for example, by complying with prospectus requirements under the laws of that jurisdiction. There can be no assurance that New Parent will take any action to register or otherwise qualify an offering of subscription rights or shares under the laws of any jurisdiction other than the United States where the offering of such rights is restricted. If shareholders in such jurisdictions were unable to exercise their subscription rights, their ownership interest in New Parent will be diluted.

Anti-takeover provisions in the Proposed Articles of Association could make an acquisition of New Parent, which may be beneficial to its shareholders, more difficult.

The Proposed Articles of Association may contain provisions that may have the effect of discouraging, delaying or preventing a change in control of New Parent that shareholders may consider favorable, including transactions in which its shareholders may receive a premium for their shares. The Proposed Articles of Association, which will become effective immediately prior to the completion of the Business Combination, may include provisions that:

•

in certain cases, allow the New Parent Board to place such number of new ordinary shares corresponding to up to 23,808,596 New Parent Shares and to place rights to acquire such number of new shares corresponding to up to an additional 5,000,000 of new ordinary shares respectively, of the expected outstanding share capital after completion of the Business Combination, with affiliates or third parties, without existing shareholders having statutory pre-emptive rights in relation to this share placement;

•

allow the New Parent Board not to record any acquirer of ordinary shares, or several acquirers acting in concert, in New Parent’s share register as a shareholder with voting rights with respect to more than 15% of New Parent’s share capital registered in the commercial register;

•	restrict shareholders from exercising voting rights with respect to own or represented shares in excess of 15% of New Parent’s share capital registered in the commercial register;

•	limit the size of the New Parent Board to nine members; and

•

require two-thirds of the votes represented at a general meeting of shareholders for amending or repealing the above-mentioned registration and voting restrictions, the provision setting a maximum board size, and the provision for indemnification of the members of New Parent Board and its executive committee as set forth in New Parent’s articles of association, and for dismissing the chairman or any member of the New Parent Board or any member of New Parent’s remuneration committee before the end of his or her term of office.

These and other provisions of New Parent’s articles of association, alone or together, could delay or prevent takeovers and changes in control. Please see the sections entitled “Description of New Parent Securities and Proposed Articles of Association” and “Comparison of Shareholder Rights.” Any provision of the Proposed Articles of Association that has the effect of delaying or preventing a change in control could limit the opportunity for shareholders to receive a premium for their shares of New Parent’s share capital and could also affect the price that some investors are willing to pay for New Parent Shares.

New Parent is a foreign private issuer and, as a result, it will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Following the consummation of the Business Combination, New Parent will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because New Parent qualifies as a foreign private issuer under the Exchange Act, it is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, New Parent will have the option to follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

Following the closing of the Business Combination, New Parent will be a foreign private issuer. As a result, in accordance with Nasdaq Listing Rule 5615(a)(3), it may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of the Nasdaq.

Swiss law does not require that a majority of New Parent’s board of directors consist of independent directors. Its board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, it is not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.

Although Swiss law also requires that New Parent set up a remuneration committee, it may follow home country requirements with respect to such committee. Among other things, Swiss law does not require that all or a majority of the remuneration committee consist of independent directors.

New Parent’s articles of association provide for an independent proxy elected by its shareholders, who may represent its shareholders of record at a general meeting of shareholders, and it must provide shareholders of record with an agenda and other relevant documents for the general meeting of shareholders. However, Swiss law does not have a regulatory regime for the solicitation of proxies, thus New Parent’s practice may vary from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. Furthermore, in accordance with Swiss law and generally accepted business practices, New Parent’s articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. New Parent’s practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

For an overview of New Parent’s corporate governance principles, please see the section entitled “Description of New Parent Securities and Proposed Articles of Association.” As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Following the closing of the Business Combination, New Parent may lose its foreign private issuer status, which would then require it to comply with the domestic reporting requirements of the Exchange Act and cause it to incur significant legal, accounting and other expenses.

Following the consummation of the Business Combination, New Parent will be a foreign private issuer and therefore will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain New Parent’s status as a foreign private issuer, either (i) a majority of its ordinary shares must be either directly or indirectly owned of record by non-residents of the United States; or (ii) (a) a majority of its executive officers or directors may not be United States citizens or residents, (b) more than 50% of its assets cannot be located in the United States and (c) its business must be administered principally outside the United States. If it lost this status, it would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. Among other things, New Parent would be required under current SEC rules to prepare its financial statements in accordance with generally accepted accounting principles in the United States, rather than IFRS, which would involve significant time and cost and could result in variations, which could be material, between historical financial results reported under IFRS and as reported under US GAAP. It may also be required to make changes in its corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to New

Parent under U.S. securities laws if it is required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost it would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase New Parent’s legal and financial compliance costs and would make some activities highly time-consuming and costly. If it loses its foreign private issuer status and is unable to devote adequate funding and the resources needed to maintain compliance with U.S. securities laws, while continuing its operations, New Parent could be forced to deregister with the SEC. A deregistration would substantially reduce or effectively terminate the trading of its securities in the United States. We also expect that if New Parent were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for New Parent to attract and retain qualified members of the New Parent Board.

Tax authorities may challenge EBAC’s tax residency, which could adversely affect its tax burden and financial position.

EBAC has registered as a resident of Switzerland for Swiss tax purposes as of October 2022 and has deregistered as a taxpayer for Dutch corporate income tax and Dutch dividend withholding tax purposes, but no confirmation has been obtained from the Dutch tax authorities that EBAC is no longer considered a Dutch tax resident. EBAC’s tax residency primarily depends upon EBAC’s place of effective management, which is a question of fact based on all circumstances. Because the determination of EBAC’s residency is highly fact sensitive, no assurance can be given regarding the definitive determination of EBAC’s tax residency. If the Dutch tax authorities were to assert that EBAC continues to be a tax resident of the Netherlands, the Dutch tax authorities may seek to impose Dutch corporate income tax in respect of any income or gains realized by EBAC and/or Dutch dividend withholding tax in respect of any distributions made by or on behalf of EBAC (including the payment of the EBAC Share Redemption Amount to the extent that it exceeds the aggregate recognised paid-in capital per redeemed share). If the Dutch tax authorities would be successful in such assertion, this could affect EBAC’s tax burden and financial position and following the Acquisition Closing, our tax burden and financial position.

We urge our shareholders to consult with their legal and tax advisors with respect to the potential tax consequences of investing in or holding New Parent Shares.

As a result of changes in tax laws, treaties, rulings, regulations or agreements, or their interpretation, of Switzerland or any other country in which we operate, the loss of a major tax dispute or a successful challenge to our operating structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries, or other factors, our effective income tax rates may increase in the future, which could adversely affect our net income and cash flows.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. The tax laws applicable to our business activities, however, are subject to changes in interpretation. Our tax position could be adversely impacted by changes in tax rates, tax laws, tax practice, tax treaties or tax regulations or changes in the interpretation thereof by the tax authorities in jurisdictions in which we do business. Our effective income tax rate may be affected by changes in or interpretations of tax laws, treaties, rulings, regulations or agreements in any given jurisdiction, the resolution of issues arising from any future tax audits with various tax authorities, utilization of net operating loss and tax credit carryforwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuations in our effective income tax rate. Our actual tax rate may vary from our expectation and that variance may be material. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. There is no assurance that our effective income tax rate will not change in future periods.

We file Swiss and non-Swiss tax returns. We are subject to tax audits, examinations and assessments in various jurisdictions. If any tax authority successfully challenges our operational structure, allocation of income by tax jurisdiction, or amounts paid between our affiliated companies pursuant to our intercompany arrangements or transfer pricing policies, if any tax authority successfully asserts that we are subject to income, withholding or other taxes in a jurisdiction by reason of our activities and operations or our other taxable presence in such jurisdiction, if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective income tax rate could increase. A tax authority may take the position that material income or other tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, which could adversely affect our profitability. If our effective income tax rate increases in future periods, our net income and cash flows could be adversely affected, including in future tax years.

Due to the Swiss corporate tax law reform that took effect on January 1, 2020, all Swiss cantons, including the Canton of Vaud, have abolished the cantonal tax privileges. Therefore, since January 1, 2020, we are subject to standard cantonal taxation. The standard effective corporate tax rate in Lausanne, Canton of Vaud, can change from time to time. The standard combined (federal, cantonal, communal) effective corporate income tax rate, except for dividend income for which New Parent could claim a participation exemption, for 2022 in Vaud will be approximately 13.79%. The Federal Counsel of Switzerland has submitted on 23 June 2022 a proposal for a minimum tax of 15 percent for groups of companies with annual sales of at least 750 million euros on the basis of an internationally standardized assessment base. This proposal would implement the so-called GloBE rules (Global Anti-Base Erosion Rules) of the OECD. The minimum tax rate must be achieved in each country. Switzerland plans to implement these rules with a supplementary direct tax to become effective on January 1, 2024, which - if adopted - will result in a minimum tax rate of 15 percent on large corporate groups that achieve a worldwide turnover of at least 750 million euros.

We urge our shareholders to consult with their legal and tax advisors with respect to the potential tax consequences of investing in or holding the New Parent Shares.

Exchange rate fluctuations or abandonment of the euro currency may materially affect our results of operations and financial condition.

Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly regarding U.S. dollars, euros, British pounds and Swiss francs. Our functional currency is the Swiss franc and the majority of our operating expenses are paid in Swiss francs, but we also may receive payments from our business partners, including Amgen and AbbVie, in U.S. dollars or euros and we regularly acquire services, consumables and materials in U.S. dollars and Swiss francs. Further, potential future revenue may be derived from abroad, particularly from the United States and the European Union. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the Swiss franc, the euro, the U.S. dollar and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. Besides our natural hedging, currently, we do not have any exchange rate hedging arrangements in place.

In addition, the possible abandonment of the euro by one or more members of the European Union could materially affect our business in the future. Despite measures taken by the European Union to provide funding to certain European Union member states in financial difficulties and by a number of European countries to stabilize their economies and reduce their debt burdens, it is possible that the euro could be abandoned in the future as a currency by countries that have adopted its use. This could lead to the re-introduction of individual currencies in one or more European Union member states, or in more extreme circumstances, the abandonment of the euro or the dissolution of the European Union. The effects on our business of a potential dissolution of the European Union, the exit of one or more European Union member states from the European Union or the abandonment of the euro as a currency, are impossible to predict with certainty, and any such events could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Business Combination and EBAC

During the pre-closing period, (i) EBAC and Oculis are prohibited from entering into certain transactions that might otherwise be beneficial to EBAC, Oculis or their respective shareholders and (ii) uncertainties about whether the Business Combination will be consummated may cause third parties to delay or defer decisions concerning Oculis or seek to change existing arrangements.

Until the earlier of the consummation of the Business Combination or termination of the Business Combination Agreement, EBAC and Oculis are subject to certain limitations on the operations of their businesses. Please see the section entitled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Covenants and Agreements” for additional information. The limitations on EBAC’s and Oculis’ conduct of their businesses during this period could have the effect of delaying or preventing other strategic transactions and may, in some cases, make it impossible to pursue business opportunities that are available only for a limited time.

There may also be uncertainty regarding whether the Business Combination will occur. This uncertainty may cause third parties to delay or defer decisions concerning Oculis, which could negatively affect Oculis’ business. Third parties may seek to change existing agreements with Oculis as a result of the Business Combination for these or other reasons.

Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel of New Parent, including those from Oculis. The loss of key personnel or the hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of New Parent.

Our ability to successfully effect the Business Combination and be successful thereafter will be dependent upon the efforts of New Parent’s key personnel. EBAC expects Oculis’ current management to remain in place. EBAC cannot assure you that New Parent will be successful in integrating and retaining such key personnel, or in identifying and recruiting additional key individuals New Parent determines may be necessary following the Business Combination.

The Sponsor has entered into a letter agreement with EBAC to vote in favor of the Business Combination, regardless of how EBAC public shareholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor, pursuant to the Sponsor Support Agreement, has agreed, among other things, to vote in favor of all the proposals being presented at the extraordinary general meeting, including the Business Combination Proposal and the Merger Proposal and the transactions contemplated thereby (including the Mergers). As of the date of this proxy statement/prospectus, the Sponsor owns approximately 21.92% of the issued and outstanding ordinary shares (excluding the private placement shares underlying the EBAC Private Placement Warrants). Accordingly, the agreement by the Sponsor to vote in favor of each of the proposals being presented at the Extraordinary General Meeting will increase the likelihood that EBAC will receive the requisite shareholder approval for the Business Combination and the transactions contemplated thereby (including the Mergers).

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The consummation of the Business Combination is conditioned upon, among other things: (i) the approval by EBAC Shareholders of the Transaction Proposals; (ii) the lack of any Governmental Order in force, enjoining or prohibiting the consummation of the Business Combination, or any Law making the consummation of the

Business Combination illegal or otherwise prohibited; (iii) EBAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing; (iv) EBAC having an amount of cash equal to or greater than $100 million prior to or substantially concurrently with the Acquisition Closing after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing (or other financing in connection with the EBAC Mergers, such as the Convertible Loan Agreement) and after payment of the EBAC Share Redemption Amount and any unpaid transaction expenses of Oculis and EBAC; (v) the approval by Nasdaq of Oculis’ initial listing application in connection with the Business Combination; and (vi) the Registration Statement becoming effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement having been issued. Therefore, unless these conditions are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate and the Business Combination may not be consummated.

The unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what New Parent’s actual financial position or results of operations would have been.

The unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including Oculis being considered the accounting acquirer in the Business Combination and the number of public shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of New Parent’s future operating or financial performance and New Parent’s actual financial condition and results of operations may vary materially from the pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The price of New Parent Shares and New Parent Warrants may be volatile.

Upon consummation of the Business Combination, the price of New Parent Shares and New Parent Warrants may fluctuate due to a variety of factors, including:

•	changes in the industry in which New Parent operates;

•	competition from existing products or new products that may emerge;

•	announcements by New Parent or its competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	adverse results or delays in New Parent’s or any of its competitors’ pre-clinical studies or clinical trials;

•	adverse regulatory decisions, including failure to receive regulatory approval for any of New Parent’s product candidates;

•	the termination or amendment of a strategic alliance, partnership or collaboration or the inability to establish additional strategic alliances, partnerships or collaborations;

•

disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent and other intellectual property protection for New Parent’s technologies;

•	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

•	variations in its operating performance and the performance of its competitors in general;

•	actual or anticipated fluctuations in New Parent’s quarterly or annual results of operation;

•	publication of research reports by securities analysts about New Parent or its competitors or its industry;

•	the public’s reaction to New Parent’s press releases, its other public announcements, and its filings with the SEC;

•	New Parent’s failure or the failure of its competitors to meet analysts’ projections or guidance that New Parent or its competitors may give to the market;

•	additions and departures of key personnel;

•	changes in laws and regulations affecting New Parent’s business or industry in which it operates;

•	commencement of, or involvement in, litigation involving New Parent;

•	changes in New Parent’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	changes in executive officers, senior management or key personnel;

•	potential acquisitions or strategic partnerships by New Parent;

•	the volume of New Parent Shares available for public sale;

•	sales of New Parent Shares by the PIPE and CLA Investors;

•

any material and adverse impact of the COVID-19 pandemic, the other macroeconomic conditions such as the ongoing Ukraine-Russia conflict and the raising of benchmark interest rates by the Federal Reserve to combat historically high levels of inflation in the United States, on the markets and the broader global economy; and

•

general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political, and economic risks, and acts of war or terrorism.

These market and industry factors may materially reduce the market price of New Parent Shares and New Parent Warrants regardless of the operating performance of New Parent.

A significant portion of New Parent’s total outstanding shares after the Acquisition Closing will be restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of New Parent Shares to drop significantly, even if New Parent’s business is doing well.

Sales of a substantial number of New Parent Shares in the public market could occur at any time after the Acquisition Closing. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Parent Shares.

We anticipate that, upon completion of the Business Combination, based on the assumptions below, (i) the Oculis Shareholders will own approximately 46.7% of the outstanding New Parent Shares and (ii) the Sponsor will own approximately 6.5% of the outstanding New Parent Shares, in each case, assuming that none of EBAC’s outstanding public shares are redeemed in connection with the Business Combination, or approximately 58.6% and 8.2%, respectively, assuming maximum redemption of the EBAC Class A Common Stock in connection with the Business Combination such that the Minimum EBAC Cash Condition would still be satisfied. These percentages assume that (i) all existing Oculis ordinary shares have been converted into New Parent Shares; (ii) 6,330,391 shares of EBAC Class A Common Stock (that will ultimately be converted into New Parent Shares in connection with the Business Combination) will be issued from treasury and replaced in the PIPE Financing; (iii) 1,267,000 New Parent Shares will be issued to the Lenders pursuant to the Convertible Loan Agreement and (iv) no vested or unvested options to acquire New Parent Shares that will be held by Oculis Equityholders immediately following the Acquisition Closing have been exercised. In addition, the numbers of shares and percentages set forth above do not take into account (i) potential future exercises of warrants to purchase New Parent Shares that will be outstanding immediately following the Acquisition Closing and (ii) the Earnout

Consideration. If the actual facts are different than these assumptions, the ownership percentages in New Parent will be different.

Although the Sponsor and certain Oculis Shareholders will be subject to certain restrictions regarding the transfer of New Parent Shares, these shares may be sold after the expiration of the lock-up under the Registration Rights and Lock-Up Agreement. New Parent intends to file one or more registration statements shortly after the Acquisition Closing to provide for the resale of such shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of New Parent Shares could decline if the holders of currently restricted shares sell such shares or are perceived by the market as intending to sell such shares.

Since the Sponsor and EBAC’s directors and executive officers have interests that are different from, or in addition to (and which may conflict with), the interests of EBAC Shareholders, a conflict of interest may have existed in determining whether the Business Combination with Oculis is appropriate as EBAC’s initial business combination. Such interests include that the Sponsor, as well as EBAC’s executive officers and directors, will lose their entire investment in EBAC if the Business Combination is not completed.

When you consider the recommendation of the EBAC Board in favor of approval of the Business Combination Proposal and the Merger Proposal, you should keep in mind that the Sponsor and EBAC’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of EBAC Shareholders and EBAC warrant holders generally. These interests include, among other things, the interests listed below:

•	the fact that the Sponsor has agreed not to redeem any EBAC Class A Common Stock held by it in connection with a shareholder vote to approve a proposed initial business combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for 2,875,000 EBAC Class B Common Stock (which underwent a 6-for-5 stock split on March 15, 2021), of which the Sponsor currently owns 3,138,696 EBAC Class B Common Stock and two of the independent directors each own 25,000 shares of EBAC Class B Common Stock, and such securities will have a significantly higher value at the time of the Business Combination; as described further below:

	Shares of EBAC Class B Common Stock	Value of EBAC Class B Common Stock implied by the Business Combination(2)	Value of EBAC Class B Common Stock based on recent trading price(3)
Sponsor (1)	3,593,792	$35,937,920	$
Martijn Kleijwegt(1)	3,593,792	$35,937,920	$
Mark Wegter(1)	3,593,792	$35,937,920	$
Volkert Doeksen	25,000	$250,000	$
Onno van de Stolpe	25,000	$250,000	$
All officers and directors as a group	3,643,792	$36,437,920	$

(1)

The shares reported above are held in the name of our sponsor. MRMJ Holding B.V., a Dutch limited liability company, is the majority owner of our sponsor and as such, MRMJ Holding B.V. has voting and investment discretion with respect to the shares held of record by our sponsor and may be deemed to have shared beneficial ownership of the shares held by our sponsor. René Kuijten, Joachim Rothe, Martijn Kleijwegt and Mark Wegter who are directors of MRMJ Holding B.V. have voting and investment discretion with respect to the shares owned by MRMJ Holding B.V. and may be deemed to have indirect shared beneficial ownership of the shares held by our sponsor. René Kuijten, Joachim Rothe, Martijn Kleijwegt and Mark Wegter each disclaim beneficial ownership over the founder shares except to the extent of their pecuniary interest therein.

(2)	Assumes a value of $10.00 per share, the deemed value of the EBAC Class B Common Stock in the Business Combination.
(3)	Assumes a value of $ per share, the closing price of the EBAC Class A Common Stock on , 2023.

•	the fact that the Sponsor paid an aggregate of $4,550,960 for 455,096 EBAC Private Placement Units, containing 151,699 Private Placement Warrants, as described further below:

	Shares of private placement warrants(1)	Value of EBAC Private Placement Warrants implied by the Business Combination(3)	Value of EBAC Private Placement Warrants based on recent trading price(4)
Sponsor(2)	151,699	$0	$

(1)	Interests shown consist solely of EBAC Private Placement Warrants. Such warrants will automatically convert into warrants to acquire New Parent Shares on a one-for-one basis.
(2)	The Sponsor is the record holder of the warrants reported herein.
(3)	Assumes a value of $0.00 per warrant, which reflects that the exercise price of the warrants ($11.50 per warrant) exceeds the value of the underlying ordinary shares in the Business Combination.
(4)	Assumes a value of $ per warrant, the closing price of the warrant on , 2023.

•

the fact that given the differential in the purchase price that the Sponsor paid for the founder shares as compared to the price of the public shares sold in the initial public offering, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the EBAC Class A Common Stock trade below the price initially paid for the public shares in the initial public offering and the public shareholders experience a negative rate of return following the completion of the Business Combination. It is not practicable to quantify the Sponsor and its affiliates’ rate of return because, among other things, the timing (including as a result of the nine months lock-up applicable to the founder shares) and the price at which the Sponsor sells New Parent Shares and other equity securities of New Parent are uncertain, both of which would have a material impact on the applicable rate of return;

•

the fact that if a business combination is not consummated within the Combination Period, the Sponsor and EBAC’s officers and directors will lose their entire investment in EBAC, which investment included a capital contribution of $25,000 for the Sponsor’s EBAC Class B Common Stock and $4,550,960 for the Sponsor’s EBAC Private Placement Units, and will not be reimbursed for any out-of-pocket expenses from any amounts held in the Trust Account;

•

the fact that the Sponsor and EBAC’s current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any ordinary shares (other than public shares) held by them if EBAC fails to complete an initial business combination within the Combination Period;

•	the fact that the Registration Rights and Lock-Up Agreement will be entered into by the Sponsor;

•

the fact that the Sponsor transferred 25,000 EBAC Class B Common Stock to each of two of EBAC’s independent directors prior to EBAC’s initial public offering, and such securities would be worthless if a business combination is not consummated within the Combination Period;

•

the fact that the Sponsor will own 2,796,618 New Parent Shares, which collectively will represent approximately 8.05% of outstanding New Parent Shares and have a value of approximately $27,966,180 based on an implied value of $10.00 per New Parent Share and assuming that the maximum number of EBAC Class A Common Stock are redeemed while still satisfying the Minimum EBAC Cash Condition;

•	the anticipated designation by EBAC of Martijn Kleijwegt and Geraldine O’Keeffe as directors of New Parent following the Business Combination;

•	the continued indemnification of EBAC’s directors and officers and the continuation of EBAC’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”); and

•

the fact that if the Trust Account is liquidated, including in the event EBAC is unable to complete an initial business combination within the Combination Period, the Sponsor has agreed to indemnify EBAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which EBAC has entered into an acquisition agreement or claims of any third party for services rendered or products sold to EBAC, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

Based on the foregoing, the Sponsor may be incentivized to complete the Business Combination with Oculis, or an alternative initial business combination with a less favorable company or on terms less favorable to EBAC Shareholders, rather than to liquidate, in which case the Sponsor would lose its entire investment. As a result, the existence of financial and personal interests of the Sponsor and EBAC’s directors and executive officers may result in a conflict of interest between what they may believe is best for EBAC and EBAC Shareholders and what they may believe is best for themselves in determining whether the Business Combination with Oculis is appropriate as EBAC’s initial business combination, and accordingly the interests of the Sponsor and EBAC’s directors and executive officers may not be aligned with the interests of EBAC Shareholders.

Please see the section entitled “Business Combination Proposal—Interests of Certain Persons in the Business Combination” for additional information on interests of EBAC’s directors and executive officers.

EBAC may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

EBAC has the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the New Parent Shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date EBAC sends the notice of redemption to the warrant-holders. If and when the public warrants become redeemable by EBAC, EBAC may exercise its redemption right even if EBAC is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding public warrants could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

In addition, EBAC may redeem your warrants at any time after they become exercisable and prior to their expiration at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption for a number of EBAC Class A Common Stock determined based on the redemption date and the fair market value of EBAC Class A Common Stock. The value received upon exercise of the public warrants (i) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the warrants. None of the EBAC Private Placement Warrants will be redeemable by EBAC, subject to certain circumstances, so long as they are held by the Sponsor or its permitted transferees.

EBAC is subject to, and New Parent will be subject to following the Business Combination, changing law and regulations regarding regulatory matters, corporate governance, and public disclosure that have increased both EBAC’s costs and the risk of non-compliance and will increase both New Parent’s costs and the risk of non-compliance.

EBAC is, and New Parent will be following the Business Combination, subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. EBAC’s efforts to comply with new and changing laws and regulations have resulted in, and New Parent’s efforts to comply likely will result in, increased general and administrative expenses and a diversion of management time and attention.

Moreover, because these laws, regulations, and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to New Parent’s disclosure and governance practices. If either EBAC or New Parent fails to address and comply with these regulations and any subsequent changes, EBAC or New Parent may be subject to penalty and EBAC’s or New Parent’s business may be harmed.

Termination of the Business Combination Agreement could negatively impact EBAC.

If the Business Combination is not completed for any reason, the ongoing business of EBAC may be adversely impacted and, without realizing any of the anticipated benefits of completing the transactions, EBAC would be subject to a number of risks, including the following:

•

EBAC may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed); and

•	EBAC will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the transaction is completed.

If the Business Combination Agreement is terminated and the EBAC Board seeks another merger or business combination, EBAC Shareholders cannot be certain that EBAC will be able to find another acquisition target that would constitute a business combination or that such other merger or business combination will be completed.

EBAC’s independent directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the holders of EBAC Class A Common Stock.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, EBAC’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.

While EBAC currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to EBAC, it is possible that EBAC’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If EBAC’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the holders of EBAC Class A Common Stock may be reduced below $10.00 per share.

The exercise of EBAC’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in EBAC Shareholders’ best interest.

In the period leading up to the Acquisition Closing, events may occur that, pursuant to the Business Combination Agreement, would require EBAC to agree to amend the Business Combination Agreement, to consent to certain actions taken by Oculis, or to waive rights that EBAC is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Oculis’ business, a request by Oculis to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement, or the occurrence of other events that would have a material adverse effect on Oculis’ business and would entitle EBAC to terminate the Business Combination Agreement. In any of such circumstances, it would be at EBAC’s discretion, acting through the EBAC Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is best for EBAC and EBAC Shareholders and what he or she or they may believe is best for himself or herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, EBAC does not believe there will be any changes or waivers that EBAC’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal and the Merger Proposal have been obtained. While certain changes could be made without further shareholder approval, EBAC will circulate a new or amended proxy statement/prospectus and resolicit EBAC Shareholders if changes to the terms of the transaction that would have a material impact on EBAC Shareholders are required prior to the vote on the Business Combination Proposal and the Merger Proposal.

There is no assurance that the due diligence undertaken in relation to the Business Combination would uncover all material issues in relation to the business or financial condition of Oculis. Accordingly, following the Acquisition Closing, New Parent may be required to write-down or write-off, restructure its operations or incur impairment or other charges that could have a significant negative effect on New Parent’s financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Going public through a merger rather than an underwritten public offering, as Oculis is seeking to do through the Business Combination, presents risks to unaffiliated investors. Such risks include the absence of a due diligence investigation conducted by an independent third-party underwriter that would be subject to potential liability for any material misstatements or omissions in a registration statement under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”) and the national securities exchange where such securities are listed, had the transaction been otherwise undertaken as an underwritten public offering. Although EBAC believes it has conducted due diligence on Oculis which is customary for such transactions, EBAC cannot assure you that this diligence revealed all material issues that may be present in Oculis’ business or financial condition, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of EBAC’s or New Parent’s control will not later arise. As a result, New Parent may be required following the Business Combination to write down or write off assets, restructure its operations, or incur impairment or other charges that could have a significant negative effect on New Parent’s financial condition, results of operations and stock price. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with EBAC’s preliminary risk analysis. Accordingly, any EBAC shareholder who chooses to remain a shareholder of New Parent following the Acquisition Closing could suffer a reduction in the value of their EBAC shares. Such EBAC Shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by EBAC’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

If third parties bring claims against EBAC, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by EBAC Shareholders may be less than $10.00 per share (which was the offering price in EBAC’s initial public offering).

EBAC’s placing of funds in the Trust Account may not protect those funds from third-party claims against EBAC. Although EBAC will seek to have all vendors, service providers (other than EBAC’s independent registered public accounting firm), prospective target businesses, or other entities with which EBAC does business, execute agreements with EBAC waiving any right, title, interest, or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including fraudulent inducement, breach of fiduciary duty or responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case, in order to gain advantage with respect to a claim against EBAC’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, EBAC’s management will consider whether competitive alternatives are reasonably available to EBAC and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of EBAC under the circumstances.

Examples of possible instances where EBAC may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Marcum LLC, EBAC’s independent registered public accounting firm, and the underwriters of EBAC’s initial public offer have not executed agreements with EBAC waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts, or agreements with EBAC and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to EBAC if and to the extent any claims by a third party (other than Marcum LLC, EBAC’s independent registered public accounting firm) for services rendered or products sold to EBAC, or a prospective target business with which EBAC has entered into a written letter of intent, confidentiality, or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under EBAC’s indemnity of the underwriters of EBAC’s initial public offering against certain liabilities, including liabilities under the Securities Act. However, EBAC has not asked the Sponsor to reserve for such indemnification obligations, nor has EBAC independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations, and EBAC believes that the Sponsor’s only assets are securities of EBAC. Therefore, EBAC cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, EBAC may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of EBAC’s officers or directors will indemnify EBAC for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if EBAC is forced to file a bankruptcy case or insolvency petition or an involuntary bankruptcy case or insolvency filing is filed against EBAC which is not dismissed, or if EBAC otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in EBAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of EBAC Shareholders. To the extent any bankruptcy claims deplete the Trust

Account, EBAC may not be able to return to the public shareholders $10.00 per share (which was the offering price in the initial public offering).

EBAC Shareholders may be held liable for claims by third parties against EBAC to the extent of distributions received by them upon redemption of their shares.

If EBAC is forced to enter into an insolvent liquidation, any distributions received by EBAC Shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, EBAC was unable to pay EBAC’s debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by EBAC Shareholders. Furthermore, EBAC directors may be viewed as having breached their fiduciary duties to EBAC or EBAC’s creditors and/or may have acted in bad faith, and thereby exposing themselves and EBAC to claims, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. Claims may be brought against EBAC for these reasons.

EBAC is, and New Parent is expected to be, an emerging growth company and if EBAC and New Parent rely on certain exemptions from disclosure requirements available to “emerging growth companies,” this could make EBAC’s or New Parent’s securities less attractive to investors and may make it more difficult to compare EBAC’s or New Parent’s performance with other public companies.

EBAC is, and New Parent is expected to be, an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and EBAC and New Parent may rely on certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in EBAC’s and New Parent’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, EBAC Shareholders and New Parent’s shareholders may not have access to certain information they may deem important. After the Acquisition Closing, New Parent could be an emerging growth company for up to five years from the last day of the fiscal year of EBAC’s initial public offering, although circumstances could cause New Parent to lose that status earlier, including if the market value of New Parent Shares held by non-affiliates exceeds $700 million as of any June 30th before that time, in which case New Parent would no longer be an emerging growth company as of the following December 31st. EBAC cannot predict whether investors will find EBAC’s or New Parent’s securities less attractive because EBAC or New Parent will rely on these exemptions. If some investors find EBAC’s or New Parent’s securities less attractive as a result of reliance on these exemptions, the trading prices of EBAC’s or New Parent’s securities may be lower than they otherwise would be, there may be a less active trading market for EBAC’s or New Parent’s securities and the trading prices of EBAC’s or New Parent’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. EBAC has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, EBAC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of EBAC’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, EBAC is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Following the Business Combination, EBAC expects that New Parent will no longer be a smaller reporting company.

The issuance of additional New Parent Shares will significantly dilute the equity interests of existing holders of EBAC securities, and may adversely affect prevailing market prices of New Parent Shares and/or New Parent warrants.

Warrants will become exercisable for New Parent Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to New Parent shareholders.

If the Business Combination is completed, outstanding warrants to purchase an aggregate of 4,403,294 New Parent Shares will become exercisable in accordance with the terms of the warrant agreement governing those securities. These warrants will become exercisable 30 days after the completion of the Business Combination. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional New Parent Shares will be issued, which will result in dilution to the holders of New Parent Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the prevailing market prices of New Parent Shares. However, there is no guarantee that the New Parent Warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. See below risk factor entitled, “—Even if the Business Combination is consummated, the EBAC Public Warrants may never be in the money, and they may expire worthless and the terms of the EBAC Public Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then-outstanding EBAC Public Warrants approve of such amendment.”

Even if the Business Combination is consummated, the EBAC Public Warrants may never be in the money, and they may expire worthless and the terms of the EBAC Public Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then-outstanding EBAC Public Warrants approve of such amendment.

The EBAC Public Warrants were issued in registered form under the Existing Warrant Agreement, which will be assumed by New Parent in the Business Combination. The Existing Warrant Agreement provides that the terms of the EBAC Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or correct any mistake, but requires the approval by the holders of at least 50% of the then-outstanding EBAC Public Warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, EBAC may amend the terms of the EBAC Public Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding EBAC Public Warrants approve of such amendment. Although EBAC’s ability to amend the terms of the EBAC Public Warrants with the consent of at least 50% of the then-outstanding EBAC Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the EBAC Public Warrants, convert the EBAC Public Warrants into cash, shorten the exercise period, or decrease the number of New Parent Shares purchasable upon exercise of a public warrant and private warrant.

The Nasdaq Capital Market may not list New Parent’s securities on its exchange, which could limit investors’ ability to make transactions in New Parent’s securities and subject New Parent to additional trading restrictions.

An active trading market for New Parent’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In connection with the Business Combination, in order to list New Parent’s securities on the Nasdaq Capital Market, New Parent will be required to demonstrate compliance with Nasdaq’s listing requirements. EBAC will apply to have New Parent’s securities listed on the Nasdaq Capital Market upon consummation of the Business Combination. EBAC cannot assure you that New Parent will be able to meet all listing requirements. Even if New Parent’s securities are listed on the Nasdaq Capital Market, New Parent may be unable to maintain the listing of its securities in the future.

If New Parent fails to meet the listing requirements and the Nasdaq Capital Market does not list its securities on its exchange, either party would not be required to consummate the Business Combination. In the event that Oculis or EBAC elected to waive this condition, and the Business Combination was consummated without New Parent’s securities being listed on the Nasdaq Capital Market or on another national securities exchange, New Parent could face significant material adverse consequences, including:

•	a limited availability of market quotations for New Parent’s securities;

•	reduced liquidity for New Parent’s securities;

•

a determination that New Parent Shares is a “penny stock” which will require brokers trading in New Parent Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Parent’s securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New Parent’s securities were not listed on the Nasdaq Capital Market, such securities would not qualify as covered securities and EBAC would be subject to regulation in each state in which EBAC offers New Parent’s securities because states are not preempted from regulating the sale of securities that are not covered securities.

If, after EBAC distributes the proceeds in the Trust Account to the public shareholders, EBAC files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against EBAC that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and EBAC and the EBAC Board may be exposed to claims of punitive damages.

If, after EBAC distributes the proceeds in the Trust Account to the public shareholders, EBAC files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against EBAC that is not dismissed, any distributions received by public shareholders could be viewed under applicable debtor/creditor and/or bankruptcy and/or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover all amounts received by EBAC Shareholders. In addition, the EBAC Board may be viewed as having breached its fiduciary duties to EBAC’s creditors and/or having acted in bad faith, thereby potentially exposing it and EBAC to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. EBAC cannot assure you that claims will not be brought against EBAC for these reasons.

If, before distributing the proceeds in the Trust Account to the public shareholders, EBAC files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against EBAC that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of EBAC Shareholders and the per share amount that would otherwise be received by EBAC Shareholders in connection with EBAC’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the public shareholders, EBAC files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against EBAC that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in EBAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of public shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, the per share amount that would otherwise be received by EBAC Shareholders in connection with EBAC’s liquidation may be reduced.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for New Parent to effectuate its initial business combination, require substantial financial and management resources, and increase the time and costs of completing an initial business combination.

Presently, prior to the Business Combination, Oculis is not a publicly reporting company required to comply with Section 404 of the Sarbanes-Oxley Act (“Section 404”) and New Parent management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting obligations that will be applicable to New Parent after the Business Combination, including the requirement to document and test New Parent’s internal control over financial reporting so that New Parent’s management can certify as to the effectiveness of its internal control over financial reporting. These regulatory compliance and reporting obligations as a public company are likely to place a considerable strain on New Parent’s financial and management systems, processes and controls, as well as on its personnel. If New Parent is not able to implement the requirements of Section 404, including any additional requirements once New Parent is no longer an emerging growth company, in a timely manner or with adequate compliance, New Parent may not be able to assess whether its internal control over financial reporting are effective, which may subject New Parent to adverse regulatory consequences and could harm investor confidence and the market price of New Parent Shares. Additionally, once New Parent is no longer an emerging growth company, New Parent will be required to comply with the independent registered public accounting firm attestation requirement on New Parent’s internal control over financial reporting. Until New Parent ceases to be an emerging growth company, shareholders will not have the benefit of an independent assessment of the effectiveness of New Parent’s internal control environment.

EBAC’s warrants are accounted for as liabilities and the changes in value of EBAC’s warrants (and, following the Acquisition Closing, the New Parent Warrants) could have a material effect on New Parent’s financial results and thus may have an adverse effect on the market price of EBAC’s (and, following the Acquisition Closing, New Parent’s) securities.

On April 12, 2021, the staff of the SEC (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies” (“SPACs”) (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. As a result of the SEC Staff Statement, EBAC reevaluated the accounting treatment of the EBAC Public Warrants and EBAC Private Placement Warrants, and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.

The Financial Accounting Standards Board’s Accounting Standards Codification Topic 815, “Derivatives and Hedging” (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, EBAC’s financial statements and results of operations may fluctuate quarterly, based on factors, which are outside of EBAC’s control. Due to the recurring fair value measurement, EBAC (and, following the Acquisition Closing, New Parent) expects that it will recognize non-cash gains or losses on its warrants each reporting period and that the amount of such gains or losses could be material. The impact of changes in fair value on earnings may have an adverse effect on the market price of EBAC’s (and, following the Acquisition Closing, New Parent’s) securities.

EBAC has identified a material weakness in its internal control over financial reporting as of December 31, 2021. If EBAC (and, following the Acquisition Closing, New Parent) is unable to develop and maintain an effective system of internal control over financial reporting, EBAC (and, following the Acquisition Closing, New Parent) may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in EBAC or New Parent, as applicable, and materially and adversely affect EBAC’s or New Parent’s, as applicable, business and operating results.

EBAC has identified a material weakness in its internal control over financial reporting related to EBAC’s accounting and reporting of complex financial instruments, including application of ASC 480-10-S99-3A to its accounting classification of public shares. As a result of this material weakness, EBAC’s management has concluded that its disclosure controls and procedures were not effective as of December 31, 2021. EBAC remediated the material weakness in the second quarter of 2022.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We continue to evaluate steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If EBAC or New Parent, as applicable, identify any new material weaknesses in the future, any such newly identified material weakness could limit EBAC’s or New Parent’s, as applicable, ability to prevent or detect a misstatement of its accounts or disclosures that could result in a material misstatement of its annual or interim financial statements. In such case, EBAC or New Parent, as applicable, may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in its financial reporting and EBAC’s or New Parent’s stock price, as applicable, may decline as a result. Neither EBAC nor, following the Acquisition Closing, New Parent can assure you that any measures it may take in the future will be sufficient to avoid potential future material weaknesses.

EBAC has not obtained a fairness opinion from an independent investment banking firm, and consequently, there is no assurance from an independent source that the Business Combination is fair to its shareholders from a financial point of view.

EBAC is not required to, and has not, obtained a fairness opinion from an independent investment banking firm that the Business Combination is fair to EBAC Shareholders from a financial point of view. The fair market value of Oculis has been determined by the EBAC Board based upon the financial skills and background of its directors, and EBAC Shareholders will be relying on the judgment of the EBAC Board with respect to such matters.

EBAC may be deemed a “foreign person” under the regulations relating to the Committee on Foreign Investment in the United States (“CFIUS”) and its failure to obtain any conceivable approvals within the requisite time period may require EBAC to liquidate.

Sponsor is controlled by, and has substantial ties with non-U.S. persons, but EBAC does not believe that any of the facts or relationships with respect to the Business Combination would subject the proposed Business Combination to regulatory review by a U.S. government entity or authority, including review by CFIUS. Nor does EBAC believe that if such a review were conceivable that the Business Combination ultimately would be prohibited.

However, if the Business Combination were to become subject to CFIUS review, CFIUS could decide to block or delay the Business Combination, impose conditions with respect to the Business Combination or request the

President of the United States to order EBAC to divest all or a portion of any U.S. target business of the Business Combination that EBAC acquired without first obtaining CFIUS approval. The time required for CFIUS to conduct its review and any remedy imposed by CFIUS could prevent EBAC from completing its initial business combination and require EBAC to liquidate. In that case, EBAC would as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish EBAC Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law. Moreover, investors would lose the investment opportunity in a target company, any price appreciation in the combined companies, and the warrants would expire worthless.

For so long as Sponsor retains a material ownership interest in EBAC, we may be deemed a “foreign person” under the regulations relating to CFIUS. As such, an initial business combination with a U.S. business or foreign business with U.S. subsidiaries that EBAC may wish to pursue may be subject to CFIUS review. If a particular proposed initial business combination with a U.S. business falls within CFIUS’s jurisdiction, EBAC may determine that it is required to make a mandatory filing or that it will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay EBAC’s proposed initial business combination, impose conditions with respect to such initial business combination or request the President of the United States to order EBAC to divest all or a portion of the U.S. target business of its initial business combination that EBAC acquired without first obtaining CFIUS approval, which may limit the attractiveness of, delay or prevent EBAC from pursuing certain target companies that EBAC believes would otherwise be beneficial to us and our shareholders. In addition, certain federally licensed businesses may be subject to rules or regulations that limit foreign ownership.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because EBAC has only a limited time to complete its initial business combination, its failure to obtain any required approvals within the requisite time period may require EBAC to liquidate. If EBAC is unable to complete an initial business combination within the Combination Period, including as a result of extended regulatory review of a potential initial business combination, EBAC will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then outstanding public shares, which redemption will completely extinguish EBAC Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law. In such event, EBAC Shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment. Additionally, the warrants will be worthless.

The EBAC Mergers may be a taxable event for U.S. Holders of EBAC Common Stock and EBAC Warrants.

Subject to the limitations and qualifications described in the section entitled “Material Tax Considerations — U.S. Federal Income Tax Considerations to U.S. Holders — Consequences of the Business Combination to U.S. Holders of EBAC Securities,” EBAC intends to treat the EBAC Mergers as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. If this treatment applies, a U.S. Holder (as defined in the section entitled “Material Tax Considerations — U.S. Federal Income Tax Considerations to U.S. Holders”) of EBAC Common Stock and EBAC Warrants will generally not recognize gain or loss for U.S. federal income tax purposes on the exchange of EBAC Common Stock and EBAC Warrants for New Parent Shares and New Parent Warrants, respectively, pursuant to the Business Combination. However, there can be no assurance that the United States Internal Revenue Service (the “IRS”) will not assert that the EBAC Mergers do not qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, or otherwise as a tax-free transaction. U.S. Holders of EBAC Common Stock and EBAC Warrants should consult their tax advisors regarding the U.S.

federal income tax consequences of the EBAC Mergers, including in the event that they do not qualify for tax-free treatment.

New Parent (or its predecessor EBAC) may be or become a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of New Parent Shares or New Parent Warrants.

In general, a foreign (i.e., non-U.S.) corporation will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any Look-Through Subsidiary (as defined below), is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined for based on fair market value and averaged quarterly over the year, including such foreign corporation’s pro rata share of the assets of any Look-Through Subsidiary (and excluding the value of the shares held in such corporation), are held for the production of, or produce, passive income. Passive income generally includes dividends (excluding any dividends received from a Look-Through Subsidiary), interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. Cash and cash equivalents are generally passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. For purposes of the PFIC rules, a foreign corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation, and received directly its proportionate share of the income of the other corporation.

Because New Parent’s PFIC status for any taxable year is an annual determination that can be made only after the end of such taxable year and may depend in part on the value of its unbooked goodwill (which may be determined in large part by reference to the market price of New Parent Shares from time to time, which could be volatile), there can be no assurance that New Parent will not be a PFIC for the taxable year ending on December 31, 2022 or any future taxable year.

Furthermore, the PFIC status of EBAC may affect U.S. Holders that own New Parent Shares or New Parent Warrants. Assuming the EBAC Mergers qualify as an F Reorganization (as defined below), New Parent will be treated as the successor to EBAC for U.S. federal income tax purposes, including for purposes of the PFIC rules. Because EBAC is a blank-check company with no current active business, based upon the composition of EBAC’s income and assets, EBAC believes it would qualify as a PFIC for its taxable year ending December 31, 2022, and, if the Business Combination is not completed in 2022, would likely qualify as a PFIC for its taxable year ending December 31, 2023. In the event that EBAC qualifies as a PFIC for its taxable year ending December 31, 2022, New Parent should also qualify as a PFIC for that same taxable year.

As discussed above, there can be no assurance with respect to New Parent or EBAC’s PFIC status for any taxable year. Additionally, although a foreign corporation’s PFIC status is determined annually, a determination that EBAC or New Parent is a PFIC for a taxable year in which a U.S. Holder holds shares in such entity will generally continue to apply to such U.S. Holder for subsequent taxable years in which the holder continues to hold shares in such entity (including a successor entity), whether or not such entity continues to be a PFIC. As such, if EBAC was a PFIC during the holding period of a U.S. Holder, any New Parent Shares received in exchange for EBAC Common Stock in the EBAC Mergers (or on the exercise of New Parent Warrants exchanged for EBAC Warrants) may, in the absence of certain elections described below, be treated as stock of a PFIC, even if New Parent is not a PFIC for the taxable year ending December 31, 2022, or future taxable years.

If New Parent is treated as a PFIC for any taxable year during which a U.S. Holder owns New Parent Shares or New Parent Warrants, the U.S. Holder generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. U.S. Holders of New Parent Shares or New Parent Warrants should consult their tax advisors regarding the application of the PFIC rules to New Parent and the risks of owning equity securities in a company that may be a PFIC. See “Material Taxation Considerations—United States Federal Income Tax Considerations to U.S. Holders—U.S. Federal Income Tax Considerations of Owning and Disposing of New Parent Securities Following the Business Combination—Passive Foreign Investment Company Rules.”

Future changes to tax laws could materially and adversely affect New Parent and reduce net returns to New Parent’s shareholders.

New Parent’s tax treatment is subject to changes in tax laws, regulations, and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration, and the practices of tax authorities in jurisdictions in which New Parent operates. The income and other tax rules in the jurisdictions in which New Parent operates are constantly under review by taxing authorities and other governmental bodies. Changes to tax laws (which changes may have retroactive application) could adversely affect New Parent or its shareholders. New Parent is unable to predict what tax proposals may be proposed or enacted in the future or what effect such changes would have on New Parent’s business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect New Parent’s financial position and overall or effective tax rates in the future in countries where New Parent has operations and where New Parent is organized or resident for tax purposes, and increase the complexity, burden and cost of tax compliance. New Parent urges investors to consult with their legal and tax advisors regarding the implication of potential changes in tax laws on an investment in New Parent Shares.

The ongoing COVID-19 pandemic and other macroeconomic conditions which may delay or prevent the consummation of the Business Combination.

Over two years after the World Health Organization declared COVID-19 a pandemic, the COVID-19 pandemic continues to impact worldwide economic activity and financial markets. Variants of COVID-19 have caused and may continue to cause waves of increased infections and governments around the world have responded by implementing a range of measures in affected regions intended to contain the pandemic and subsequent variants of the COVID-19 virus which impact commercial activities and businesses, and may in turn delay or prevent the consummation of the Business Combination. Given the ongoing and dynamic nature of the COVID-19 crisis, it is difficult to predict the impact on the businesses of EBAC, Oculis, and New Parent, and there is no guarantee that efforts by EBAC, Oculis, and New Parent to address the adverse impact of COVID-19 will be effective. If EBAC or Oculis are unable to recover from a business disruption on a timely basis, the Business Combination and New Parent’s business and financial conditions and results of operations following the completion of the Business Combination could be adversely affected. The Business Combination may also be delayed and adversely affected by COVID-19, and become more costly. Each of EBAC and Oculis may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect their respective financial condition and results of operations. In February 2022, armed conflict escalated between Russia and Ukraine. The sanctions announced by the U.S. and other countries, following Russia’s invasion of Ukraine, against Russia as a result include restrictions on selling or importing goods, services, or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business, and financial organizations in Russia. The United States and other countries could impose wider sanctions and take other actions should the conflict further escalate. It is not possible to predict the broader consequences of this conflict, which could include further sanctions, embargoes, regional instability, threats of cyberattacks, prolonged periods of higher inflation, geopolitical shifts, and adverse effects on macroeconomic conditions, currency exchange rates, and financial markets, all of which could have a material adverse effect on each of EBAC and Oculis’ business, financial condition, and results of operations and could delay or adverse effect the consummation of the Business Combination.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the EBAC Board will not have the ability to adjourn the Extraordinary General Meeting to a later date in order to, among other things, solicit further votes. As a result the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

The EBAC Board is seeking approval, as an ordinary resolution, to adjourn the Extraordinary General Meeting to a later date or dates to the extent reasonable (i) to ensure that any supplement or amendment to this proxy statement/prospectus is provided to EBAC Shareholders, (ii) in order to solicit additional proxies from EBAC Shareholders in favor of the Business Combination Proposal and the Merger Proposal or for any other reason in connection with the transactions contemplated by the Business Combination Agreement or (iii) if EBAC Shareholders redeem an amount of EBAC Class A Common Stock such that the Minimum EBAC Cash Condition would not be satisfied.

If the Adjournment Proposal is not approved, the EBAC Board will not have the ability to adjourn the Extraordinary General Meeting to a later date and, therefore, will not have more time to take actions in furtherance of consummating the transactions contemplated by the Business Combination Agreement, including solicit votes. In such events, the Business Combination may not be completed.

Risks if the Business Combination is Not Consummated

If EBAC is not able to complete the Business Combination with Oculis within the Combination Period, EBAC would cease all operations except for the purpose of winding up and EBAC would redeem its EBAC Class A Common Stock and liquidate the Trust Account, in which case EBAC’s public shareholders may only receive approximately $10.00 per share and the EBAC Public Warrants will expire worthless.

EBAC’s ability to complete the Business Combination may be negatively impacted by general market conditions, volatility in the capital markets and the other risks described herein, including as a result of terrorist attacks, natural disaster or a significant outbreak of infectious diseases. For example, the outbreak of COVID-19 continues in the United States and, while the extent of the impact of the outbreak on EBAC may depend on future developments, it could limit EBAC’s ability to complete the Business Combination, including as a result of increased market volatility. Additionally, the continued outbreak of COVID-19 and other events (such as terrorist attacks, natural disasters or a significant outbreak of infectious diseases) may negatively impact the business of New Parent following the Business Combination, as described above.

If EBAC is not able to complete the Business Combination with Oculis within the Combination Period, EBAC will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of EBAC’s remaining shareholders and the EBAC Board, liquidate and dissolve, subject in each case to EBAC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to EBAC Public Warrants, which will expire worthless if EBAC fails to complete its initial business combination within the Combination Period. Initial shareholders of EBAC and the other officers and directors of EBAC have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if EBAC fails to complete an initial business combination within the Combination Period, and therefore would not be entitled to the same consideration as the other public shares in the event an initial business combination is not completed within the Combination Period.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your EBAC Class A Common Stock and/or EBAC Public Warrants, potentially at a loss.

EBAC’s public shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) completion of an initial business combination (including the Acquisition Closing), and then only in connection with those EBAC Class A Common Stock that such shareholder properly elected to redeem, subject to the limitations described herein; (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend EBAC’s amended and restated memorandum and articles of association (a) to modify the substance or timing of EBAC’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of EBAC’s public shares if it does not complete an initial business combination within the Combination Period, or (b) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (iii) the redemption of EBAC’s public shares if it has not completed an initial business combination within the Combination Period, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. Holders of public warrants will not have any right to the proceeds held in the Trust Account with respect to such warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares and/or public warrants, potentially at a loss.

If EBAC has not completed its initial business combination, its public shareholders may not receive any redemption from the Trust Account until after the Combination Period.

If EBAC is not able to complete the Business Combination with Oculis within the Combination Period, EBAC will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of EBAC’s remaining shareholders and the EBAC Board, liquidate and dissolve, subject in each case to EBAC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per unit in EBAC’s initial public offering. In addition, if EBAC fails to complete any initial business combination within the Combination Period, there will be no redemption rights or liquidating distributions with respect to EBAC Public Warrants, which will expire worthless if EBAC fails to complete its initial business combination within the Combination Period.

With respect to redemption rights, holders of EBAC Class B Common Stock have different incentives than holders of EBAC Class A Common Stock with respect to the completion of any proposed business combination (including the Business Combination) and/or the exercise of any right to redeem. In particular, holders of EBAC Class B Common Stock are not entitled to participate in any redemption with respect to such shares. The value of the EBAC Class B Common Stock is dependent on the consummation of an initial business combination. In the event no initial business combination is consummated within the Combination Period, the EBAC Class B Common Stock would be rendered valueless. Holders of EBAC Class A Common Stock, on the other hand, are entitled to exercise redemption rights and receive the value of their redeemed shares even if an initial business combination is not completed. Therefore, the interests of holders of EBAC Class A Common Stock and EBAC Class B Common Stock may not be aligned. Holders of EBAC Class A Common Stock should form their own independent views as to whether or not to redeem or whether or not to vote in favor of the Business Combination.

If EBAC has not completed its initial business combination within the Combination Period, EBAC will distribute the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any) and cease all operations except for the purposes of winding up of EBAC’s affairs, as further described in this proxy statement/prospectus. If EBAC is required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to its public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Companies Act. In that case, investors may be forced to wait beyond the Combination Period before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from the Trust Account. EBAC has no obligation to return funds to investors prior to the date of its redemption or liquidation unless, prior thereto, EBAC consummates an initial business combination (including the Business Combination) or amends certain provisions of EBAC’s amended and restated memorandum and articles of association, and only then in cases where investors have properly sought to redeem their public shares. Only upon EBAC’s redemption or any liquidation will public shareholders be entitled to distributions if EBAC has not completed an initial business combination within the Combination Period and does not amend certain provisions of EBAC’s amended and restated memorandum and articles of association prior thereto.

Risks Related to the Redemption

EBAC’s public shareholders who wish to redeem their public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If EBAC Shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for the right to receive a pro rata portion of the funds held in the Trust Account.

A public shareholder will be entitled to receive the right for an amount in cash for any public shares to be redeemed only if such public shareholder: (i)(a) holds public shares, or (b) holds public shares through units and elects to separate its units into the underlying public shares and public warrants prior to exercising its redemption rights with respect to the public shares; (ii) submits a written request to Continental, EBAC’s transfer agent, in which it (a) requests that EBAC redeem all or a portion of its public shares for the right to receive an amount in cash, and (b) identifies itself as a beneficial holder of the public shares and provides its legal name, phone number, and address; and (iii) delivers its share certificates (if any) and other redemption forms (as applicable) to Continental physically or electronically through DTC. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 PM, Eastern Time, on                 , 2023 (two business days before the Extraordinary General Meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a public shareholder’s broker and/or clearing broker, DTC and Continental, will need to act to facilitate this request. It is EBAC’s understanding that public shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because EBAC does not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, public shareholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If the Business Combination is consummated, and if a public shareholder has properly exercised its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, EBAC will redeem such public shares for the right to receive a per-share price, payable in cash by New Parent, equal to the pro rata portion of the Trust Account established at the consummation of the initial public offering, calculated as of two business days prior to the consummation of the Business Combination. Please see the section entitled “Extraordinary General Meeting of EBAC—Redemption Rights” for additional information on how to exercise your redemption rights.

If a public shareholder fails to receive notice of EBAC’s offer to redeem public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite EBAC’s compliance with the proxy rules, a public shareholder fails to receive EBAC’s proxy materials, such public shareholder may not become aware of the opportunity to redeem its public shares. In addition, the proxy materials that EBAC is furnishing to holders of public shares in connection with the Business Combination describe the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public shareholder fails to comply with these procedures, its public shares may not be redeemed. Please see the section entitled “Extraordinary General Meeting of EBAC—Redemption Rights” for additional information on how to exercise your redemption rights.

EBAC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for EBAC to complete the Business Combination even though a substantial portion of EBAC Shareholders do not agree.

EBAC’s amended and restated memorandum and articles of association do not provide a specified maximum redemption threshold, except that EBAC will not redeem public shares in an amount that would cause EBAC’s net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing, including the proceeds received from the Lenders to the Convertible Loan Agreement (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

As a result, EBAC may be able to complete the Business Combination even though a substantial portion of public shareholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to the Sponsor, its director or officers, or their respective affiliates. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by EBAC or the persons described above have been entered into with any such investor or holder. EBAC will file a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be presented at the Extraordinary General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, EBAC will require each public shareholder seeking to exercise redemption rights to certify to EBAC whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to EBAC at that time, such as Section 13D, Section 13G, and Section 16 filings under the Exchange Act, will be the sole basis on which EBAC makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over EBAC’s ability to consummate the Business Combination and you could suffer a material loss on your investment in EBAC if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if EBAC consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the public shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. EBAC cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge EBAC’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, EBAC Shareholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a public shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the public shareholder in a better future economic position.

EBAC can give no assurance as to the price at which a public shareholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in EBAC share price, and may result in a lower value realized now than a public shareholder might realize in the future had the public shareholder not redeemed its shares. Similarly, if a public shareholder does not redeem its shares, the public shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a public shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A public shareholder should consult the public shareholder’s own financial advisor for assistance on how this may affect his, her, or its individual situation.

EXTRAORDINARY GENERAL MEETING OF EBAC

General

This proxy statement/prospectus is being provided to EBAC Shareholders as part of a solicitation of proxies by the EBAC Board for use at the Extraordinary General Meeting to be held on     , 2023, and at any adjournment or postponement thereof. This proxy statement/prospectus contains important information regarding the Extraordinary General Meeting, the proposals on which you are being asked to vote and information you may find useful in determining how to vote and voting procedures.

This proxy statement/prospectus is being first mailed on or about     , 2023 to all shareholders of record of EBAC as of     , 2023, the record date for the Extraordinary General Meeting for EBAC Shareholders that hold their shares in “street name.” For “street name” shareholders, all shareholders of record who owned EBAC Common Stock at the close of business on the record date are entitled to receive notice of, attend and vote at the Extraordinary General Meeting. On the record date, there were      EBAC Common Stock outstanding. EBAC Shareholders that hold their shares in registered form on the day of the Extraordinary General Meeting are entitled to vote their shares at the Extraordinary General Meeting.

Date, Time and Place of Extraordinary General Meeting

The Extraordinary General Meeting will be held on     , 2023 at      a.m., Eastern Time, at     , located at     , and via a live webcast at     , or at such other time, on such other date and at such other place to which the meeting may be adjourned.

We intend to hold the Extraordinary General Meeting in person as well as virtually, via a live webcast at     . However, we are sensitive to the public health and travel concerns our shareholders may have and recommendations that public health officials may issue in light of the evolving COVID-19 situation. As a result, we may impose additional procedures or limitations on meeting attendees or may decide to hold the meeting in a different location. We plan to announce any such updates on our proxy website at     , and we encourage you to check this website prior to the meeting if you plan to attend.

To attend the meeting virtually please visit      and use a 12-digit control number assigned by Continental included on your proxy card or notice of the Extraordinary General Meeting. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (i.e., those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.

Proposals at the Extraordinary General Meeting

At the Extraordinary General Meeting, EBAC Shareholders will vote on the following proposals:

1.

Business Combination Proposal — a proposal to approve and adopt the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated thereby, including the Business Combination;

2.

Merger Proposal – a proposal to approve and authorize, by special resolution, the Plan of Merger, a copy of which is attached to this proxy statement/prospectus as Annex C, pursuant to which Merger Sub 1 will be merged with EBAC, the separate entity existence of Merger Sub 1 will cease, and EBAC will be the surviving company and wholly owned subsidiary of New Parent; and

3.

Adjournment Proposal — a proposal to adjourn the Extraordinary General Meeting to a later date or dates to the extent reasonable (i) to ensure that any supplement or amendment to this proxy statement/prospectus is provided to EBAC Shareholders, (ii) in order to solicit additional proxies from EBAC Shareholders in favor of the Business Combination Proposal and the Merger Proposal or for any other reason in connection with the transactions contemplated by the Business Combination Agreement or (iii) if EBAC Shareholders redeem an amount of EBAC Class A Common Stock such that the Minimum EBAC Cash Condition would not be satisfied.

Registering for the Extraordinary General Meeting

Any shareholder wishing to attend the Extraordinary General Meeting virtually should register for the Extraordinary General Meeting by     , 2023 at     . To register for the Extraordinary General Meeting, please follow these instructions as applicable to the nature of your ownership of EBAC shares:

1.

If your shares are registered in your name with Continental and you attend the Extraordinary General Meeting and plan to vote virtually, go to                , enter the 12-digit control number assigned by Continental included on your proxy card or notice of the Extraordinary General Meeting and click on the “Click here to preregister for the virtual meeting” link at the top of the page. Just prior to the start of the Extraordinary General Meeting you will need to log back into the Extraordinary General Meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

2.

Beneficial shareholders (i.e., those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker or other nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who email a valid legal proxy will be issued a 12-digit control number that will allow them to register to attend and participate in the Extraordinary General Meeting. After contacting Continental, a beneficial holder will receive an email prior to the Extraordinary General Meeting with a link and instructions for entering the virtual meeting. Beneficial shareholders should contact Continental at least five business days prior to the Extraordinary General Meeting date in order to ensure access.

THE EBAC BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THESE PROPOSALS

Voting Power; Record Date

As a shareholder of EBAC, you have a right to vote on certain matters affecting EBAC. The proposals that will be presented at the Extraordinary General Meeting and upon which you are being asked to vote are summarized above and fully set forth in this proxy statement/prospectus. If you are a shareholder that holds your shares in “street name,” you will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if you owned EBAC Common Stock at the close of business on     , 2023, which is the record date for the Extraordinary General Meeting. You are entitled to one vote for each share of EBAC Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” through a bank, broker or other nominee, or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. For the avoidance of doubt, the record date does not apply to EBAC Shareholders that hold their shares in registered form and are registered as shareholders in EBAC’s register of members. EBAC Shareholders that hold their shares in registered form are entitled to one vote on each proposal presented at the Extraordinary General Meeting for each share of EBAC Common Stock held on the record date of the Extraordinary General Meeting.

Vote of the EBAC Initial Shareholders and Other Directors and Officers of EBAC

On the record date, there were      shares of EBAC Common Stock outstanding, of which      are shares of EBAC Class A Common Stock and      are shares of EBAC Class B Common Stock held by the EBAC Initial Shareholders (including Founder Shares transferred by the Sponsor in the amount of 25,000 Founder Shares to certain of the Independent Directors, for a total of 50,000 Founder Shares transferred).

Prior to EBAC’s initial public offering, EBAC entered into certain agreements with the EBAC Initial Shareholders and other officers and directors of EBAC, pursuant to which each of the parties agreed to vote any EBAC Common Stock owned by them in favor of an initial business combination. These agreements apply to the EBAC Initial Shareholders and other officers and directors of EBAC, including the Sponsor, as it relates to the Founder Shares and any other public shares held by the EBAC Initial Shareholders and other officers and directors of EBAC. As of the record date, the EBAC Initial Shareholders and the other current directors and officers of EBAC owned      Founder Shares, representing     % of the EBAC Common Stock then outstanding and entitled to vote at the Extraordinary General Meeting.

EBAC Initial Shareholders and the other current officers and directors of EBAC have entered into a letter agreement with EBAC, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if EBAC fails to complete its initial business combination within the Combination Period. However, if EBAC Initial Shareholders and the other current officers and directors of EBAC acquire public shares, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if EBAC fails to complete its initial business combination within the Combination Period.

EBAC’s amended and restated memorandum and articles of association includes a conversion adjustment which provides that the Founder Shares will automatically convert, at the time of the Business Combination, into the number of EBAC Class A Common Stock one day after the Acquisition Closing, at a one-to-one conversion rate. However, the Sponsor has agreed to waive such conversion adjustment pursuant to the Sponsor Support Agreement, and as referenced above, in connection with the transactions contemplated hereby, such Founder Shares will ultimately become New Parent Shares in connection with the consummation of the transactions contemplated hereby.

Quorum and Required Vote for Proposals for the Extraordinary General Meeting

Approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote of the holders of at least a majority of the issued shares of EBAC Common Stock who are present in person or represented by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. Approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least a two-thirds majority of the issued shares of EBAC Common Stock who are present in person or represented by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. Approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote of the holders of at least a majority of the issued shares of EBAC Common Stock who are present in person or represented by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. Accordingly, an EBAC shareholder’s failure to vote by proxy or to vote in person (including virtually by visiting     ) at the Extraordinary General Meeting will not be counted towards the number of EBAC Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the Business Combination Proposal, the Merger Proposal or the Adjournment Proposal. Broker non-votes and abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on the Business Combination Proposal, the Merger Proposal or the Adjournment Proposal. The EBAC Initial Shareholders and other officers and directors of EBAC have agreed to vote any EBAC Common Stock (including Founder Shares and any other public shares of EBAC as of the record date) owned by them in favor of the Business Combination and the transactions contemplated thereby (including by voting in favor of the Business Combination Proposal, the Merger Proposal and for any other proposal presented to EBAC Shareholders in this proxy statement/prospectus).

Aside from the votes cast by the EBAC Initial Shareholders and other officers and directors of EBAC, at least      votes will be required to approve the Business Combination Proposal, and at least      votes will be required to approve the Merger Proposal.

One or more shareholders who together hold a majority of the issued and outstanding EBAC Common Stock entitled to vote at the Extraordinary General Meeting must be present, in person or represented by proxy, at the Extraordinary General Meeting to constitute a quorum and in order to conduct business at the Extraordinary General Meeting. Broker non-votes and abstentions will be counted as present for the purpose of determining a quorum. The EBAC Initial Shareholders and other officers and directors of EBAC, who currently own 21.92% of the issued and outstanding EBAC Common Stock, will count towards this quorum. In the absence of a quorum, the chairman of the Extraordinary General Meeting has power to adjourn the Extraordinary General Meeting. As of the record date for the Extraordinary General Meeting,      shares of EBAC Common Stock would be required to achieve a quorum.

The Acquisition Closing is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that, in the event that the Business Combination Proposal or the Merger Proposal do not receive the requisite votes for approval, EBAC will not consummate the Business Combination. If EBAC does not consummate the Business Combination and fails to complete an initial business combination within the Combination Period, EBAC will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in the Trust Account to the public shareholders.

Recommendation to EBAC Shareholders

The EBAC Board believes that each of the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal to be presented at the Extraordinary General Meeting is in the best interests of EBAC and its shareholders and recommends that its shareholders vote “FOR” each of the proposals.

When you consider the recommendation of the EBAC Board in favor of approval of the Business Combination Proposal and the Merger Proposal, you should keep in mind that the Sponsor and certain members of the EBAC Board and officers of EBAC have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a shareholder. Shareholders should take these interests into account in deciding whether to approve the proposals presented at the Extraordinary General Meeting, including the Business Combination Proposal and the Merger Proposal. These interests include, among other things:

1.

EBAC Initial Shareholders and the other officers and directors of EBAC have agreed not to redeem any EBAC Common Stock held by them in connection with a shareholder vote to approve a proposed initial business combination;

2.

the Sponsor paid an aggregate of $25,000 for the Founder Shares. The Founder Shares had an estimated aggregate market value of $                based upon the closing price of $                per public share on the Nasdaq Capital Market on                , 2023, the record date for the Extraordinary General Meeting;

3.

the fact that the Sponsor transferred Founder Shares to two independent directors prior to EBAC’s initial public offering and such securities would be worthless if a business combination is not consummated within the Combination Period;

4.

EBAC Initial Shareholders and the other officers and directors of EBAC have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if EBAC fails to complete an initial business combination within the Combination Period, and, in the event EBAC fails to complete an initial business combination within the Combination Period, the Founder Shares would have no value;

5.	the Registration Rights and Lock-Up Agreement will be entered into by the Sponsor, the EBAC Initial Shareholders and the other officers and directors of EBAC;

6.

the Sponsor paid an aggregate of $4.55 million for its 455,096 Private Placement Units and that such Private Placement Units (and the underlying securities) will expire worthless if a business combination is not consummated within the Combination Period. The Private Placement Units had an estimated aggregate value of $                based on the closing price of $                per unit on the Nasdaq Capital Market on                , 2023, the record date for the Extraordinary General Meeting;

7.

the Sponsor paid an aggregate of $4,550,960 for its EBAC Private Placement Units and that such EBAC Private Placement Units (and the underlying securities) will expire worthless if a business combination is not consummated within the Combination Period. The EBAC Private Placement Warrants had an estimated aggregate value of $                based on the closing price of $                per warrant on the Nasdaq Capital Market on                , 2023, the record date for the Extraordinary General Meeting;

8.	the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company;

9.

the fact that the Sponsor will own 2,846,618 New Parent Shares, which collectively will represent approximately 8.2% of outstanding New Parent Shares and have a value of approximately $28,466,180 based on an implied value of $10.00 per New Parent Share and assuming that the maximum number of EBAC Class A Common Stock are redeemed while still satisfying the Minimum EBAC Cash Condition;

10.

the right of EBAC Initial Shareholders and the other directors and officers of EBAC to receive New Parent Shares, subject to certain lock-up periods (it being understood that no contractual selling restrictions apply to any shares issued in connection with the PIPE Financing);

11.	the anticipated designation by EBAC of Martijn Kleijwegt and Geraldine O’Keeffe as directors of New Parent following the Business Combination;

12.	the continued indemnification of EBAC’s existing directors and officers and the continuation of EBAC’s directors’ and officers’ liability insurance after the Business Combination;

13.

LSP 7, an affiliate of the Sponsor, previously invested $2,104,007 into Oculis on July 22, 2022 prior to the execution of the Business Combination Agreement. In connection with the Oculis Share Contribution, LSP 7 will receive 234,682 New Parent Shares;

14.

an affiliate of the Sponsor has also entered into a Subscription Agreement in connection with the PIPE Financing, pursuant to which such affiliate has agreed to subscribe for and purchase, and EBAC has agreed to issue from treasury to such affiliate, a certain number of EBAC Class A Common Stock at a price of $10.00 per share for an aggregate purchase price of $37.896 million. Certain of EBAC’s directors also hold a personal financial interest in such affiliate;

15.

the Sponsor and EBAC’s officers and directors will lose their entire investment in EBAC and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated within the Combination Period. If the Business Combination is consummated within the Combination Period, pursuant to the Business Combination Agreement, the reimbursement of out-of-pocket expenses incurred by the Sponsor and its affiliates and EBAC’s officers and directors in connection with activities on EBAC’s behalf. The aggregate value of all out-of-pocket expenses for which the Sponsor and EBAC’s officers and directors are entitled to reimbursement as of                , 2023, the record date for the Extraordinary General Meeting, is $    ;

16.

if the Trust Account is liquidated, including in the event EBAC is unable to complete an initial business combination within the Combination Period, the Sponsor has agreed to indemnify EBAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which EBAC has entered into an acquisition agreement or claims of any third party for services rendered or products sold to EBAC, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account; and

17.

in connection with the consummation of the transactions contemplated hereby, each of the Founder Shares held by the Sponsor and by certain other directors of EBAC will ultimately be exchanged and converted into a number of New Parent Shares on a one-to-one basis.

Broker Non-Votes and Abstentions

Broker non-votes and abstentions are considered present for the purposes of establishing a quorum, but will have no effect on the Business Combination Proposal, the Merger Proposal or the Adjournment Proposal.

In general, if your shares are held in “street name” and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters.

None of the proposals at the Extraordinary General Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the Extraordinary General Meeting.

Voting Your Shares — Shareholders of Record

If you hold your shares in “street name” and are an EBAC shareholder of record, you may vote by mail or in person at the Extraordinary General Meeting. Each share of EBAC Common Stock that you own in your name entitles you to one vote on each of the proposals for the Extraordinary General Meeting. Your one or more proxy cards show the number of EBAC Common Stock that you own.

Voting by Mail. You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing the proxy card and returning it in the enclosed pre-paid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Extraordinary General Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the Extraordinary General Meeting so that your shares will be voted if you are unable to attend the Extraordinary General Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Extraordinary General Meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your EBAC Common Stock will be voted as recommended by the EBAC Board. The EBAC Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Merger Proposal and “FOR” the Adjournment Proposal. Votes submitted by mail must be received by      a.m., Eastern Time, on     , 2023.

Voting in Person at the Meeting. If you attend the Extraordinary General Meeting and plan to vote in person, you will be provided with a ballot at the Extraordinary General Meeting. If your shares are registered directly in your name, you are considered the shareholder of record and you have the right to vote in person at the Extraordinary General Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote in person, you will need to bring to the Extraordinary General Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares. That is the only way EBAC can be sure that the broker, bank or nominee has not already voted your EBAC Common Stock.

Voting Virtually at the Meeting: If your shares are registered in your name with Continental and you attend the Extraordinary General Meeting and plan to vote virtually, you must visit     , enter the 12-digit control number

assigned by Continental included on your proxy card or notice of the Extraordinary General Meeting and click on the “Click here to preregister for the virtual meeting” link at the top of the page. Just prior to the start of the Extraordinary General Meeting you will need to log back into the Extraordinary General Meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

Voting Your Shares — Beneficial Owners

If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the shareholder of record for purposes of voting at the Extraordinary General Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. As a beneficial owner, if you wish to vote at the Extraordinary General Meeting, you will need to bring to the Extraordinary General Meeting a legal proxy from your broker, bank or other nominee authorizing you to vote those shares. Please see the section entitled “—Attending the Extraordinary General Meeting” below for more details.

Attending the Extraordinary General Meeting

Only EBAC Shareholders on the record date (if the shares are held in “street name”) or their legal proxy holders may attend the Extraordinary General Meeting. To be admitted to the Extraordinary General Meeting, you will need a form of photo identification and valid proof of ownership of EBAC Common Stock or a valid legal proxy. If you have a legal proxy from a shareholder of record, you must bring a form of photo identification and the legal proxy to the Extraordinary General Meeting. If you have a legal proxy from a “street name” shareholder, you must bring a form of photo identification, a legal proxy from the record holder (that is, the bank, broker or other holder of record) to the “street name” shareholder that is assignable, and the legal proxy from the “street name” shareholder to you. Shareholders may appoint only one proxy holder to attend on their behalf. Shareholders that hold their shares in registered form on the record date of the Extraordinary General Meeting are entitled to attend and vote at the Extraordinary General Meeting.

Beneficial shareholders (i.e., those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who email a valid legal proxy will be issued a 12-digit control number that will allow them to register to attend and participate in the virtual meeting. After contacting Continental, a beneficial holder will receive an email prior to the Extraordinary General Meeting with a link and instructions for entering the virtual meeting. Beneficial shareholders should contact Continental at least five business days prior to the Extraordinary General Meeting date in order to ensure access.

Revoking Your Proxy

If you are a shareholder and you submit a proxy to vote your shares or warrants and wish to change your vote, you may revoke it at any time before the Extraordinary General Meeting or at the Extraordinary General Meeting by doing any one of the following:

1.	you may send another proxy card with a later date;

2.	you may notify EBAC’s Secretary in writing before the Extraordinary General Meeting that you have revoked your proxy; or

3.	you may attend the Extraordinary General Meeting, revoke your proxy, and vote in person (including by virtual means), as indicated above.

No Additional Matters

The Extraordinary General Meeting has been called only to consider the approval of the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal. Under EBAC’s amended and restated memorandum and articles of association, other than procedural matters incident to the conduct of the Extraordinary General Meeting, no other matters may be considered at the Extraordinary General Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Extraordinary General Meeting.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your EBAC Common Stock, you may call D.F. King, EBAC’s proxy solicitor, at (877) 732-3619 (toll free), or banks and brokerage firms, please call collect at (212) 269-5550 or email at EBAC@dfking.com.

Redemption Rights

Pursuant to EBAC’s amended and restated memorandum and articles of association, any holders of EBAC public shares may demand that such shares be redeemed in exchange for the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, less taxes payable, calculated as of two business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the First Merger Effective Time, will be repurchased by EBAC into treasury and in return the right will be granted to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of EBAC’s initial public offering and a portion of the proceeds from the sale of the EBAC Private Placement Units (calculated as of two business days prior to the consummation of the Business Combination, less taxes payable), subject to the Acquisition Closing being completed. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of approximately $128.3 million as of September 30, 2022, the estimated per share redemption price would have been approximately $10.052. The EBAC Share Redemption Amount will be distributed, subject to all conditions being met, by New Parent

If a holder of EBAC public shares exercises its redemption rights, then such holder will be exchanging its EBAC Class A Common Stock for the right to receive an amount in cash and will not own shares of New Parent following the closing of the transactions contemplated by the Business Combination Agreement, including the Business Combination. Such a holder will be entitled to receive the right for an amount in cash for its public shares subject to the Acquisition Closing being completed and only if it properly demands redemption and delivers its shares (either physically or electronically) to the Transfer Agent in accordance with the procedures described herein. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. Notwithstanding the foregoing, a holder of the public shares, together with any of its affiliate or any other person with whom it is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the outstanding EBAC Class A Common Stock. Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public shareholder or group will not be redeemed for cash. The EBAC Initial Shareholders and certain other officers and directors of EBAC have agreed, for no consideration in return, to waive their redemption rights with respect to any Founder Shares and other EBAC Common Stock they may hold in connection with the consummation of the Business Combination, and the Founder Shares and such other EBAC Common Stock will be excluded from the pro rata calculation used to determine the per-share redemption price.

In order to exercise your redemption rights, you must:

1.	if you hold EBAC Public Units, separate the underlying EBAC Class A Common Stock and EBAC Public Warrants;

2.

prior to 5:00 p.m., Eastern Time, on                , 2023 (two business days before the scheduled Extraordinary General Meeting), identify yourself in writing as a beneficial holder and provide your legal name, phone number and address to the Transfer Agent in order to validly redeem your shares and tender your shares physically or electronically and submit a request in writing that EBAC redeem your public shares for cash to Continental at the following address:

Continental Stock Transfer & Trust Company

1 State Street

New York, New York 10004

Attention:

and

3.

deliver your public shares either physically or electronically through DTC’s DWAC system to the Transfer Agent at least two business days before the initially scheduled Extraordinary General Meeting. Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. Shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, it may take longer than two weeks. Shareholders who hold their shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

You do not have to be a record date holder in order to exercise your redemption rights. Shareholders seeking to exercise their redemption rights, whether they are registered holders or hold their shares in “street name” are required to either tender their certificates to the Transfer Agent prior to the date set forth in this proxy statement/prospectus, or up to two business days prior to the initially scheduled vote on the Business Combination Proposal and the Merger Proposal at the Extraordinary General Meeting, or to deliver their shares to the Transfer Agent electronically using DTC’s DWAC system, at such shareholder’s option. The requirement for physical or electronic delivery prior to the Extraordinary General Meeting ensures that a redeeming shareholder’s election to redeem is irrevocable once the Business Combination is approved.

Holders of outstanding EBAC Public Units must separate the underlying EBAC Class A Common Stock and EBAC Public Warrants prior to exercising redemption rights with respect to the public shares.

If you hold EBAC Public Units registered in your own name, you must deliver the certificate for such units to the Transfer Agent with written instructions to separate such units into EBAC Class A Common Stock and EBAC Public Warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your redemption rights upon the separation of the EBAC Class A Common Stock from the EBAC Public Units.

If a broker, dealer, commercial bank, trust company or other nominee holds your EBAC Public Units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to the Transfer Agent. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of EBAC Class A Common Stock and EBAC Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the EBAC Public Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your EBAC Public Units to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Each redemption of EBAC Class A Common Stock by EBAC’s public shareholders will reduce the amount in the Trust Account, which held marketable securities with a fair value of approximately $128.3 million as of September 30, 2022. The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties. If, as a result of redemptions of EBAC Class A Common Stock by EBAC’s public shareholders, the Minimum EBAC Cash Condition is not met or is not waived by Oculis or EBAC, then either party may elect not to consummate the Business Combination. In addition, in no event will EBAC redeem its EBAC Class A Common Stock in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in EBAC’s amended and restated memorandum and articles of association. Under these circumstances, EBAC Shareholders may exercise their redemption rights with respect to a maximum of 12,053,995 redeemable shares of EBAC Class A Common Stock upon consummation of the Business Combination at a redemption price of approximately $10.052 per share. The estimated per share redemption value of $10.052 was calculated by dividing the Trust Account balance of approximately $128.3 million as of September 30, 2022, by 12,754,784 shares of EBAC Class A Common Stock outstanding and subject to redemption. Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information—Redemption Scenarios.” EBAC Shareholders who wish to redeem their public shares for cash must refer to and follow the procedures set forth in the section entitled “Extraordinary General Meeting of EBAC—Redemption Rights” in order to properly redeem their public shares.

With respect to redemption rights, holders of EBAC Class B Common Stock have different incentives than holders of EBAC Class A Common Stock with respect to the completion of any proposed business combination (including the Business Combination) and/or the exercise of any right to redeem. In particular, holders of EBAC Class B Common Stock are not entitled to participate in any redemption with respect to such shares. The value of the EBAC Class B Common Stock is dependent on the consummation of an initial business combination. In the event no initial business combination is consummated within the Combination Period, the EBAC Class B Common Stock would be rendered valueless. Holders of EBAC Class A Common Stock, on the other hand, are entitled to exercise redemption rights and receive the value of their redeemed shares even if an initial business combination is not completed. Therefore, the interests of holders of EBAC Class A Common Stock and EBAC Class B Common Stock may not be aligned. Holders of EBAC Class A Common Stock should form their own independent views as to whether or not to redeem or whether or not to vote in favor of the Business Combination.

Prior to exercising redemption rights, EBAC Shareholders should verify the market price of the EBAC Class A Common Stock, as shareholders may receive higher proceeds from the sale of their EBAC Class A Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. There is no assurance that you will be able to sell your EBAC Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the EBAC Class A Common Stock when you wish to sell your shares.

If you exercise your redemption rights, your EBAC Class A Common Stock will be repurchased by EBAC into treasury immediately prior to the First Merger Effective Time and in return you will obtain the right to receive a pro rata share of the aggregate amount then on deposit in the Trust Account, subject to the Acquisition Closing being completed. You will no longer own those shares and you will not receive any New Parent Shares in the Business Combination. You will have no right to participate in, or have any interest in, the future growth of New Parent, if any. You will be entitled to receive the right for an amount in cash for your EBAC Class A Common Stock only if you properly and timely demand redemption.

If the Business Combination is not approved and EBAC does not consummate an initial business combination within the Combination Period, EBAC will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to the public shareholders and all of EBAC’s Warrants will expire worthless.

None of the holders of EBAC Warrants have appraisal rights in connection with the Business Combination under the Cayman Companies Act. EBAC Shareholders may be entitled to give notice to EBAC prior to the meeting that they wish to dissent to the Business Combination and to receive payment of fair market value for his, her or its EBAC Common Stock if they follow the procedures set forth in the Cayman Companies Act, noting that any such dissention rights may be limited pursuant to Section 239 of the Cayman Companies Act, which states that no such dissention rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. It is the view of the EBAC Board that such fair market value would equal the amount which EBAC Shareholders would obtain if they exercise their redemption rights as described herein.

Appraisal rights are not available to Oculis Shareholders in connection with the Business Combination. For more information, please see the section entitled “Proposal No. 1—The Business Combination Proposal—Appraisal Rights.”

Proxy Solicitation Costs

EBAC is soliciting proxies on behalf of the EBAC Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. EBAC has engaged D.F. King to assist in the solicitation of proxies for the Extraordinary General Meeting. EBAC and its directors, officers and employees may also solicit proxies in person. EBAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward this proxy statement/prospectus and the related proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

Oculis and EBAC will each bear one-half of the costs of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of this proxy statement/prospectus and the related proxy materials. Oculis and EBAC will each pay D.F. King one-half of a fee of $25,000, plus disbursements and indemnify D.F. King and its affiliates against certain claims, liabilities, losses, damages and expenses for their services as EBAC’s proxy solicitor. Oculis and EBAC will each bear one-half of the reimbursement costs to brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding this proxy statement/prospectus and the related proxy materials to EBAC Shareholders. Directors, officers and employees of EBAC who solicit proxies will not be paid any additional compensation for soliciting.

MATERIAL TAX CONSIDERATIONS

United States Federal Income Tax Considerations to U.S. Holders

The following are certain material U.S. federal income tax consequences of (i) the Business Combination generally applicable to U.S. Holders (as defined below) of EBAC Common Stock and EBAC Warrants (together, “EBAC Securities”), (ii) the exercise of redemption rights by U.S. Holders of EBAC Class A Common Stock, and (iii) the subsequent ownership and disposition of New Parent Shares and New Parent Warrants (together, “New Parent Securities”) following the Business Combination. This discussion is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold EBAC Securities and, after the completion of the Business Combination, will hold New Parent Securities, as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances or status, including without limitation:

•	the Sponsor or its officers or directors;

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to mark-to-market tax accounting rules;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	expatriates or former long-term residents of the United States.;

•	persons that actually or constructively own five percent (5%) or more of the shares of EBAC or, following the Business Combination, New Parent, by vote or value;

•	persons that acquired EBAC Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans, or otherwise as compensation or in connection with services;

•	persons that hold EBAC Securities or will hold New Parent Securities, in connection with a trade or business, permanent establishment, or fixed place of business conducted outside the United States;

•	persons that hold EBAC Securities or will hold New Parent Shares, as part of a straddle, constructive sale, hedging, conversion, or other integrated or similar transaction; and

•	persons whose functional currency is not the U.S. dollar.

This discussion is based on the Code, proposed, temporary, and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes), the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, or the Medicare contribution tax on investment income, nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the Business Combination or an exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the tax considerations discussed below or that any such positions would not be sustained by a court.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons that hold EBAC Securities or New Parent Securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds EBAC Securities or New Parent Securities, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership.

Partnerships holding EBAC Securities or New Parent Securities and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Business Combination and an exercise of redemption rights with respect to the EBAC Class A Common Stock.

EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE BUSINESS COMBINATION AND AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

As used herein, a “U.S. Holder” is a beneficial owner of EBAC Securities or New Parent Securities received pursuant to the Business Combination (as the case may be) who or that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) that has in effect a valid election under applicable Treasury Regulations to be treated as a United States person.

Consequences of the Business Combination to U.S. Holders of EBAC Securities

Qualification of the EBAC Mergers as a Reorganization

Under Section 368(a)(1)(F) of the Code, a reorganization is defined to include a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the EBAC Mergers, Merger Sub 1 will merge with and into EBAC, the separate corporate existence of Merger Sub 1 shall cease, and EBAC will be the surviving company, after which EBAC will merge with and into Merger Sub 2, the separate corporate existence of EBAC will cease, and Merger Sub 2 will be the surviving company and remain a wholly owned subsidiary of New Parent. Immediately after the EBAC Mergers, New Parent will, for U.S. federal income tax purposes, own the same assets and be subject to the same liabilities as EBAC immediately prior to the EBAC Mergers because Merger Sub 2 is disregarded as an entity separate from New Parent for U.S. federal income tax purposes, and will have the same shareholders as EBAC did immediately prior to the EBAC Mergers. Furthermore, the Oculis Share Contribution and the Third Merger should not adversely affect the U.S. federal income tax treatment of the EBAC Mergers.

It is expected that the EBAC Mergers qualify as an F Reorganization. If, as expected, the EBAC Mergers qualify as an F Reorganization, U.S. Holders of EBAC Securities will generally not recognize gain or loss for U.S. federal income tax purposes on the EBAC Mergers. The remaining discussion under this section assumes that the EBAC Mergers qualify as an F Reorganization.

If, as expected, the EBAC Mergers qualify as an F Reorganization:

•

the adjusted tax basis of a U.S. Holder in the New Parent Shares received in the EBAC Mergers will equal such U.S. Holder’s adjusted tax basis in the EBAC Common Stock surrendered in exchange therefor,

•

the adjusted tax basis of a U.S. Holder in the New Parent Warrants received in the EBAC Mergers will equal such U.S. Holder’s adjusted tax basis in the EBAC Warrants surrendered in exchange therefor, and

•

a U.S. Holder’s holding period in the New Parent Securities received in the exchange will include such U.S. Holder’s holding period for the EBAC Securities surrendered in exchange therefor. However, it is unclear whether the redemption rights with respect to the EBAC Common Stock may prevent the holding period of the New Parent Shares from commencing prior to the termination of such rights.

If the EBAC Mergers do not qualify as an F Reorganization, the tax consequences of the EBAC Mergers will depend on whether the EBAC Mergers or any component thereof would qualify for tax-free treatment under other provisions of the Code. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of the EBAC Mergers if they do not qualify as an F Reorganization or otherwise as tax-free transactions (including the requirement to recognize gain in that event). In addition, U.S. Holders should consult their tax advisors regarding whether the PFIC rules could apply to the transfer of their EBAC Securities pursuant to the EBAC Mergers if they do not qualify as an F Reorganization (regardless of whether the EBAC Mergers otherwise qualify for tax-free treatment).

All U.S. Holders considering exercising redemption rights with respect to EBAC Common Stock are urged to consult with their tax advisors with respect to the potential tax consequences of the EBAC Mergers and an exercise of redemption rights to them.

Redemption of EBAC Class A Common Stock

In the event that a U.S. Holder’s shares of EBAC Class A Common Stock are redeemed pursuant to the redemption provisions described in this proxy statement, the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of EBAC Class A Common Stock under Section 302 of the Code. If the redemption or purchase by us qualifies as a sale of EBAC Class A Common Stock, the U.S. Holder will be treated as described under “—Taxation on the Disposition of New Parent Securities” below. If the redemption or purchase by us does not qualify as a sale of EBAC Class A Common Stock, the U.S. Holder will be treated as receiving a corporate distribution with the tax consequences described below under the section entitled “—Taxation of Dividends and Other Distributions on New Parent Shares.” Whether a redemption or purchase by us qualifies for sale treatment will depend largely on the total number of EBAC Class A Common Stock treated as held by the U.S. Holder (including any EBAC Class A Common Stock constructively owned by the U.S. Holder as a result of owning warrants) relative to all of the EBAC Class A Common Stock outstanding both before and after such redemption or purchase. The redemption or purchase by us of EBAC Class A Common Stock generally will be treated as a sale of EBAC Class A Common Stock (rather than as a corporate distribution) if such redemption or purchase (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder (collectively, the “Section 302 tests”).

In determining whether any of the Section 302 tests is satisfied, a U.S. Holder takes into account not only shares of EBAC Class A Common Stock actually owned by the U.S. Holder, but also shares of EBAC Class A Common Stock that are constructively owned by such U.S. Holder under the relevant rules. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include EBAC Class A Common Stock which could be acquired pursuant to the exercise of the EBAC Warrants. In order to meet the substantially disproportionate test, the percentage of EBAC outstanding voting shares actually and constructively owned by the U.S. Holder immediately following the redemption of EBAC Class A Common Stock must, among other requirements, be less than 80 percent of the percentage of EBAC Class A Common Stock by the U.S.

Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the EBAC Class A Common Stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the EBAC Class A Common Stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other EBAC Class A Common Stock. The redemption of EBAC Class A Common Stock will not be essentially equivalent to a dividend if such redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in EBAC. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in EBAC Class A Common Stock will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption of EBAC Class A Common Stock.

If none of the Section 302 tests are satisfied, then the redemption will be treated as a corporate distribution and the tax effects will be as described under “—Taxation of Dividends and Other Distributions on New Parent Shares” below. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed EBAC Class A Common Stock will be added to the U.S. Holder’s adjusted tax basis in its remaining EBAC Class A Common Stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its EBAC Warrants or possibly in other shares constructively owned by such U.S. Holder.

Certain U.S. Holders may be subject to special reporting requirements with respect to a redemption of EBAC Class A Common Stock, and such holders should consult with their own tax advisors with respect to their reporting requirements.

U.S. Federal Income Tax Considerations of Owning and Disposing of New Parent Securities Following the Business Combination

Taxation of Dividends and Other Distributions on New Parent Shares

Subject to the PFIC rules discussed below, if New Parent makes a distribution of cash or other property to a U.S. Holder of New Parent Shares, such distribution (including amounts withheld to reflect Swiss withholding taxes) will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of New Parent’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will generally be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its New Parent Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such New Parent Shares. Because New Parent does not expect to determine its earnings and profits on the basis of U.S. federal income tax principles, any distribution paid by New Parent will generally be reported as a dividend.

With respect to non-corporate U.S. Holders, dividends will generally be taxed at preferential long-term capital gains rates only if (i) New Parent Shares are readily tradable on an established securities market in the United States or (ii) New Parent is eligible for the benefits of the income tax treaty between the United States and Switzerland (the “Treaty”), in each case provided that New Parent is not treated as a PFIC in the taxable year in which the dividend was paid or in any previous year and certain holding period and other requirements are met. However, it is unclear whether the redemption rights with respect to EBAC Common Stock may prevent the holding period of New Parent Shares from commencing prior to the termination of such rights. U.S. Holders should consult their tax advisors regarding the availability of the preferential rate for any dividends paid with respect to New Parent Shares.

The amount of any dividend paid in Swiss francs (including amounts withheld to reflect Swiss withholding taxes) will equal the U.S. dollar value of the dividend, calculated by reference to the exchange rate in effect at the time the dividend is actually or constructively received by the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of such dividend if such Swiss francs are converted into U.S. dollars on the date received by the U.S. Holder. If the Swiss francs are not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Swiss francs. Such foreign currency gain or loss, if any, will be U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the tax treatment of any foreign currency gain or loss if any Swiss francs received as a dividend on New Parent Shares are not converted into U.S. dollars on the date of receipt.

A U.S. Holder may be entitled, subject to certain limitations, to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Swiss withholding taxes withheld by New Parent. To the extent a reduction or refund of the tax withheld is available to a U.S. Holder under Swiss law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. Dividends will generally constitute foreign source “passive category income” for purposes of the foreign tax credit. The rules governing foreign tax credits are complex. U.S. Holders should consult their tax advisors concerning the foreign tax credit implications of Swiss withholding taxes.

Taxation on the Disposition of New Parent Securities

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of New Parent Securities, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized, if any, will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in the securities so disposed.

Under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for New Parent Shares exceeds one year. However, it is unclear whether the redemption rights with respect to EBAC Common Stock may prevent the holding period of New Parent Shares from commencing prior to the termination of such rights. The deductibility of capital losses is subject to various limitations.

Exercise, Lapse, or Redemption of a New Parent Warrant

Subject to the PFIC rules discussed below and except as discussed below regarding a cashless exercise, a U.S. Holder will generally not recognize gain or loss upon the exercise of a New Parent Warrant. A New Parent Share acquired pursuant to the exercise of a New Parent Warrant for cash will generally have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. It is unclear whether the U.S. Holder’s holding period for such New Parent Share will commence on the date of exercise of the New Parent Warrant or the day following the date of exercise of the warrant; in either case, the holding period will not include the period during which the U.S. Holder held the warrant. If a New Parent Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s tax basis in the warrant.

Because of the absence of authority specifically addressing the treatment of a cashless exercise of warrants under U.S. federal income tax law, the treatment of such a cashless exercise is unclear. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. Alternatively, a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized.

In either tax-free situation, a U.S. Holder’s tax basis in the New Parent Shares received would generally equal the U.S. Holder’s tax basis in the New Parent Warrants. If a cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the New Parent Shares received on exercise will be treated as commencing on the date of exercise of the New Parent Warrants or the following day. If a cashless exercise is treated as a recapitalization, the U.S. Holder’s holding period for the New Parent Shares received will include the holding period of the New Parent Warrants.

If a cashless exercise is treated as a taxable exchange, a U.S. Holder could be deemed to have surrendered New Parent Warrants with an aggregate fair market value equal to the exercise price for the total number of New Parent Warrants to be exercised. In this case, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference, if any, between the fair market value of the New Parent Warrants deemed surrendered and the U.S. Holder’s tax basis in such warrants. A U.S. Holder’s tax basis in the New Parent Shares received would equal the sum of the U.S. Holder’s initial investment in the New Parent Warrants exercised (i.e., the U.S. Holder’s purchase price for the warrants (or the portion of such U.S. Holder’s purchase price for EBAC Units that is allocated to the EBAC Warrants)) and the exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the New Parent Shares would commence on the date of exercise of the New Parent Warrants or the day following the date of exercise of the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of New Parent Warrants.

Possible Constructive Distributions

The terms of each New Parent Warrant provide for an adjustment to the number of New Parent Shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment that has the effect of preventing dilution is generally not taxable. However, U.S. Holders of New Parent Warrants would be treated as receiving a constructive distribution from New Parent if, for example, the adjustment increases the warrant holders’ proportionate interest in New Parent’s assets or earnings and profits (e.g., through an increase in the number of New Parent Shares that would be obtained upon exercise or through a decrease to the exercise price) as a result of a distribution of cash to U.S. Holders of New Parent Shares that is taxable to such U.S. Holders as a distribution as described above under “—Taxation of Dividends and Other Distributions on New Parent Shares.” Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of New Parent Warrants received a cash distribution from New Parent equal to the fair market value of the increase in the interest. U.S. Holders should consult their tax advisors regarding the tax consequences in their particular circumstances, including the possibility of any constructive distributions.

Passive Foreign Investment Company Rules

The tax treatment of U.S. Holders of New Parent Shares and/or New Parent Warrants could be materially different from that described above, if New Parent is treated as a PFIC for U.S. federal income tax purposes.

In general, a foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year of the foreign corporation is passive income, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value (a “Look-Through Subsidiary”). Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined for based on fair market value and averaged quarterly over the year, including such foreign corporation’s pro rata share of the assets of any Look-Through Subsidiary (and excluding the value of the shares held in such corporation), are held for the production of, or produce, passive income. Passive income generally includes dividends (excluding any dividends received from a Look-Through Subsidiary), interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. Cash and cash equivalents are generally passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable.

Because New Parent’s PFIC status for any taxable year is an annual determination that can be made only after the end of such taxable year and may depend in part on the value of its unbooked goodwill (which may be determined in large part by reference to the market price of New Parent Shares from time to time, which could be volatile), there can be no assurance that New Parent will not be a PFIC for the taxable year ending December 31, 2022, or any future taxable year.

Furthermore, the PFIC status of EBAC may affect U.S. Holders that own New Parent Shares or New Parent Warrants. If, as expected, the EBAC Mergers qualify as an F Reorganization, as discussed above, New Parent will be treated as the successor to EBAC for U.S. federal income tax purposes, including for purposes of the PFIC rules. Because EBAC is a blank-check company with no current active business, based upon the composition of EBAC’s income and assets, EBAC believes it would qualify as a PFIC for its taxable year ending December 31, 2022, and, if the Business Combination is not completed in 2022, would likely qualify as a PFIC for its taxable year ending December 31, 2023. In the event that EBAC qualifies as a PFIC for its taxable year ending December 31, 2022, New Parent should also qualify as a PFIC for that same taxable year.

As discussed above, there can be no assurance with respect to New Parent or EBAC’s PFIC status for any taxable year. Additionally, although a foreign corporation’s PFIC status is determined annually, a determination that EBAC or New Parent is a PFIC for a taxable year in which a U.S. Holder holds shares in such entity will generally continue to apply to such U.S. Holder for subsequent taxable years in which the holder continues to hold shares in such entity (including a successor entity), whether or not such entity continues to be a PFIC. As such, if EBAC was a PFIC during the holding period of a U.S. Holder, any New Parent Shares received in exchange for EBAC Common Stock in the EBAC Mergers (or on the exercise of New Parent Warrants exchanged for EBAC Warrants) may, in the absence of certain elections described below, be treated as stock of a PFIC, even if New Parent is not a PFIC for the taxable year ending December 31, 2022, or future taxable years.

If EBAC or New Parent is treated as a PFIC for any taxable year during which a U.S. Holder owns or is treated as owning New Parent Securities, the U.S. Holder generally will be subject to special rules (the “Default PFIC Regime”) unless, in the case of EBAC Common Stock and New Parent Shares, the U.S. Holder made (i) a timely and effective QEF Election (as defined below) for EBAC’s or New Parent’s (as the case may be) first taxable year as a PFIC in which the U.S. Holder held or is treated as holding EBAC Common Stock or New Parent Shares (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”), (ii) a QEF Election along with a purging election (as discussed below), or (iii) a “mark-to-market” election, each as described below. The Default PFIC Regime applies with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its New Parent Shares or New Parent Warrants; and

•

any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of its New Parent Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such New Parent Shares).

Under the Default PFIC Regime:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its New Parent Shares or New Parent Warrants;

•

the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the First PFIC Holding Year, will be taxed as ordinary income;

•

the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE EXCHANGE OR REDEMPTION OF EBAC COMMON STOCK AND EBAC WARRANTS AND ON THE OWNERSHIP OR DISPOSITION OF NEW PARENT SHARES AND NEW PARENT WARRANTS, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

In general, a U.S. Holder may avoid the Default PFIC Regime with respect to its New Parent Shares (but not New Parent Warrants) by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF Election”) with respect to such holder’s First PFIC Holding Year. A U.S. Holder that makes a QEF Election will include in income its pro rata share of New Parent’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which New Parent’s taxable year ends if New Parent is treated as a PFIC for that taxable year. A U.S. Holder generally can make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF Election rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF Election with respect to its New Parent Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and EBAC or New Parent was a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized will generally be subject to the special tax and interest charge rules treating the gain as an excess distribution under the Default PFIC Regime. If a U.S. Holder that exercises such warrants properly makes a QEF Election with respect to the newly acquired New Parent Shares, the QEF Election will apply to the newly acquired New Parent Shares (though it is not clear how a previously made QEF Election that is in effect with respect to New Parent would apply to New Parent Shares subsequently acquired on the exercise of such warrants). Notwithstanding the foregoing, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF Election, will generally continue to apply with respect to such newly acquired New Parent Shares (which will generally be deemed to have a holding period for purposes of the PFIC rules that includes all or a portion of the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election.

The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF Election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement (as defined in Section 1.1295-1(g) of the Treasury Regulations), to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF Election under their particular circumstances.

In order to comply with the requirements of a QEF Election with respect to New Parent Shares, a U.S. Holder must receive a PFIC Annual Information Statement from New Parent. If New Parent determines that it is a PFIC for any taxable year, New Parent will endeavor to make available to U.S. Holders a PFIC Annual Information Statement with respect to such taxable year. However, there is no assurance that New Parent will have timely knowledge of its status as a PFIC in the future or that it will make available a PFIC Annual Information Statement. U.S. Holders are urged to consult their tax advisors with respect to any QEF Election previously made with respect to EBAC Common Stock.

If a U.S. Holder has made a QEF Election with respect to New Parent Shares, and the special tax and interest charge rules do not apply to such shares (because the QEF Election was made in the U.S. Holder’s First PFIC Holding Year or a purging election was made), any gain recognized on the sale of New Parent Shares will generally be taxable as capital gain and no interest charge will be imposed under the PFIC rules. As discussed above, U.S. Holders that make a QEF Election with respect to a PFIC are currently taxed on their pro rata shares of such PFIC’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should generally not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a PFIC with respect to which a QEF Election has been made will be increased by amounts that are included in taxable income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a PFIC with respect to which a QEF Election has been made.

As noted above, a determination that EBAC or New Parent is a PFIC for a taxable year in which a U.S. Holder holds EBAC Common Stock or New Parent Shares will generally continue to apply to such U.S. Holder for subsequent taxable years in which the holder continues to hold such shares (including shares in a successor entity), whether or not EBAC or New Parent continues to be a PFIC. A U.S. Holder that makes the QEF Election for the holder’s First PFIC Holding Year, however, will not be subject to the PFIC Default Regime in respect to such shares. In addition, such U.S. Holder will not be subject to the qualified electing fund inclusion regime with respect to such shares for any taxable year of New Parent that ends within or with a taxable year of the U.S. Holder and in which New Parent is not a PFIC. However, if the QEF Election is not effective for each of New Parent’s taxable years in which New Parent is a PFIC (and, if applicable, was not effective for each of EBAC’s taxable years in which EBAC was a PFIC) and the U.S. Holder holds (or is deemed to hold) New Parent Shares, the Default PFIC Regime will continue to apply to such shares unless the holder makes a purging election, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF Election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If a U.S. Holder makes (or has made) a valid mark-to-market election with respect to New Parent Shares (or, if applicable, EBAC Common Stock) for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect of its New Parent Shares as long as such shares continue to be treated as marketable shares. Instead, the U.S. Holder will generally include as ordinary income for each taxable year in its holding period that New Parent is treated as a PFIC the excess, if any, of the fair market value of its New Parent Shares at the end of its taxable year over the adjusted tax basis in such shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its New Parent Shares over the fair market value of such shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s tax basis in its New Parent Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of such shares in a taxable year in which New Parent is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year.

The mark-to-market election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of EBAC Common Stock or New Parent Shares under their particular circumstances.

New Parent Shares treated as stock of a PFIC under the Default PFIC Regime (including New Parent Shares received in exchange for EBAC Common Stock that were so treated at the time of the EBAC Mergers or on the exercise of New Parent Warrants exchanged for EBAC Warrants that were so treated at the time of the EBAC Mergers) will continue to be treated as stock of a PFIC, including in taxable years in which New Parent ceases to be a PFIC, unless the applicable U.S. Holder makes a “purging election” with respect to such shares. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value on the last day of the last year in which EBAC or New Parent, as applicable, is treated as a PFIC, and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional tax basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in such holder’s New Parent Shares. U.S. Holders are urged to consult their tax advisors regarding the application of the purging election rules to their particular circumstances.

If New Parent is a PFIC and, at any time, has a foreign (i.e., non-U.S.) subsidiary that is classified as a PFIC, U.S. Holders would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if New Parent receives a distribution from, or disposes of all or part of New Parent’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not technically be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621(whether or not a QEF Election or a market-to-market election is made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. The rules dealing with PFICs, the QEF Election, and the mark-to-market election are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their own tax advisors concerning the application of the PFIC rules under their particular circumstances.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Information Reporting and Backup Withholding

Dividend payments with respect to New Parent Shares and proceeds from the sale, exchange, or redemption of New Parent Shares and New Parent Warrants may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes other required certifications, or that is otherwise exempt from backup withholding and establishes such exempt status. U.S. Holders that are required to establish their exempt status may be required to provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A U.S. HOLDER’S PARTICULAR SITUATION. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX

ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION, THE OWNERSHIP AND DISPOSITION OF NEW PARENT SECURITIES, AND THE EXERCISE OF THEIR REDEMPTION RIGHTS, INCLUDING THE TAX CONSEQUENCES UNDER U.S. STATE AND LOCAL, NON-U.S., AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

Material Swiss Tax Considerations

The following summary sets forth the material Swiss tax consequences of receiving, owning and disposing of New Parent Shares and New Parent Warrants.

This summary is based upon Swiss tax laws, and the practices of the Swiss tax authorities, in effect on the date of this proxy statement/prospectus. Such laws and administrative practice are subject to change at any time, possibly with retroactive effect. The summary does not constitute tax advice and is intended only as a general guide. It is not exhaustive and shareholders should consult their own tax advisors about the Swiss tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the acquisition, ownership and disposal of New Parent Shares and New Parent Warrants.

Business Combination

Swiss stamp issuance duty and securities transfer tax

A tax ruling was obtained, confirming – subject to the facts and circumstances described in the ruling – that the combination of New Parent, EBAC and Oculis should qualify as a tax neutral restructuring not subject to issuance duty or securities transfer tax.

The redemption of EBAC Common Stock should not be subject to issuance duty or securities transfer tax.

The PIPE Subscription Amount should not be subject to issuance duty. The PIPE Subscription Amount may be subject to securities transfer tax of up to 0.3% if redeemed EBAC Common Stock are issued and a Swiss or Liechtenstein securities dealer within the meaning of the Swiss Federal Stamp Duty Act is involved in the transaction as a party or an intermediary.

The exchange of the EBAC Warrants for New Parent Warrants should not be subject to issuance duty or securities transfer tax.

Swiss Withholding Tax

The Business Combination is not subject to Swiss withholding tax.

The redemption of EBAC Common Stock may be subject to Swiss withholding tax currently levied at the rate of 35%. Such redemption of shares of EBAC Common Stock is potentially not subject to Swiss withholding tax to the extent such redemption is credited against nominal capital or reserves from capital contribution (Reserve aus Kapitaleinlage) within the meaning of Swiss tax law or practice.

The amount of reserve from capital contribution reserves (Reserve aus Kapitaleinlage) created at the level of New Parent in connection with the Business Combination is subject to confirmation in a separate proceeding to be initiated after the completion of the Business Combination.

Swiss Income Taxes

a.	Holders of EBAC Common Stock and EBAC Warrants resident outside of Switzerland and not engaged in trade or business in Switzerland

A holder who is not a resident of Switzerland for Swiss tax purposes and who, during the applicable tax year, has not engaged in a trade or business carried on through a permanent establishment in Switzerland for tax purposes will not be subject to any Swiss federal, cantonal or communal income tax as a result of the Business Combination.

b.	Swiss resident individual holders holding EBAC Common Stock and EBAC Warrants as private investments

For a holder who is an individual resident in Switzerland for tax purposes and who holds EBAC Common Stock and EBAC Warrants as a private investment, the exchange of EBAC Common Stock for New Parent Shares and cash payments for fractional shares should be tax neutral for the purposes of Swiss federal, cantonal and communal income tax, as long as the sum of the New Parent share capital and capital contribution reserves and cash payments for fractional shares from New Parent does not exceed the sum of the share capital and contribution reserves to the extent equivalent to qualifying reserve from capital contribution (“Reserve aus Kapitaleinlage”) of EBAC and New Parent before the Business Combination. The excess is generally subject to Swiss federal, cantonal and communal income tax.

c.	EBAC Common Stock and EBAC Warrants held as business assets

For a holder who holds EBAC Common Stock as part of a trade or business carried on in Switzerland, i.e. (i) corporate shareholders who are resident in Switzerland for tax purposes, (ii) corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their New Parent Shares as part of a trade or business carried on in Switzerland through a permanent establishment with fixed place of business situated in Switzerland for tax purposes, (iii) individual shareholders resident in Switzerland holding their shares as part of a trade or business in Switzerland and (iv) Swiss resident private individuals who, for income tax purposes, are classified as “professional securities dealers” (collectively, “Domestic Commercial Shareholders ”), the exchange of EBAC Common Stock for New Parent Shares may be tax neutral for the purposes of Swiss federal, cantonal and communal income tax, provided that the relevant investor applies a carryover of tax book value.

Other benefits in cash or for fractional shares are included as taxable income for “Domestic Commercial Shareholders” in the relevant taxation period for purposes of Swiss federal, cantonal and communal individual or corporate income tax. Participation relief (Beteiligungsabzug) may apply, provided the respective criteria are met.

Domestic Commercial Shareholders generally recognize taxable gain or loss for the purposes of Swiss federal, cantonal and communal income tax to the extent that the tax book value of New Parent Warrants exceeds or is lower, respectively, than the tax book value of EBAC Warrants.

Holding New Parent Shares

Swiss Withholding Tax

Under present Swiss tax law, dividends and similar cash or in-kind distributions made by the New Parent to a holder of New Parent Shares (including liquidation proceeds and bonus shares) are subject to Swiss federal withholding tax (the “Withholding Tax”), currently at a rate of 35% (applicable to the gross amount of taxable distribution), unless these payments are repayments of the par value of New Parent Shares or, within the limitations accepted by the legislation in force and the respective administrative practice of the reserve from capital contribution (Reserve aus Kapitaleinlage). New Parent is obliged to deduct the Withholding Tax from the gross amount of any taxable distribution and to pay the tax to the Swiss Federal Tax Administration within 30 days of the due date of such distribution, unless a notification procedure applies (the notification procedure does not apply to portfolio holdings).

Swiss resident individuals who hold their New Parent Shares as private assets (“Resident Private Shareholders”) are in principle eligible for a full refund or credit against income tax of the Withholding Tax if they duly report the underlying income in their income tax return. In addition Domestic Commercial Shareholders who, among other things, are also the beneficial owners of the New Parent Shares and the dividends or the other distributions made or paid by New Parent on the New Parent Shares are in principle eligible for a full refund or credit against income tax of the Withholding Tax if they, inter alia, duly report the underlying income in their income statements or income tax return, as the case may be.

Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment with fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (collectively, “Non-Resident Shareholders”) may be entitled to a total or partial refund of the Withholding Tax if the country in which such recipient resides for tax purposes maintains a bilateral treaty for the avoidance of double taxation with Switzerland and further conditions of such treaty are met. Non-Resident Shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) may differ from country to country. Non-Resident Shareholders should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of New Parent Shares and the procedures for claiming a refund of the Withholding Tax.

Swiss Federal Stamp Taxes

To the extent New Parent issues new shares after the completion of the Business Combination, New Parent will bear the Swiss federal issue stamp tax (Emissionsabgabe) on the issuance of such New Parent Shares of 1% of the offering price, net of certain deductions. The delivery of newly issued shares against payment of the offering price is generally not subject to Swiss federal securities turnover tax (Umsatzabgabe).

To the extent New Parent offers, after the completion of the Business Combination, existing shares currently held by New Parent or certain existing shareholders of New Parent, the sale and delivery of any such existing shares will, subject to statutory exemptions, be subject to Swiss federal securities turnover tax (Umsatzabgabe) at an aggregate tax rate of up to 0.15% of the consideration paid on such sale and will be borne (or compensated) by the current holders of such existing New Parent Shares.

Any subsequent transactions in New Parent Shares in the secondary markets are subject to Swiss securities turnover tax at an aggregate rate of 0.15% of the consideration paid for such New Parent Shares, however, only if a bank or other securities dealer in Switzerland or Liechtenstein, as defined in the Swiss Federal Stamp Tax Act (Stempelabgabengesetz), is a party or an intermediary to the transaction and no exemption applies.

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

a.	Non-Resident Shareholders

Non-Resident Shareholders are not subject to any Swiss federal, cantonal or communal income tax on dividend payments and similar distributions because of the mere holding of New Parent Shares. The same generally applies for capital gains on the sale of New Parent Shares. For Withholding Tax consequences, please see the section entitled “—Material Swiss Tax Considerations—Business Combination—Swiss Withholding Tax.”

b.	Resident Private Shareholders and Domestic Commercial Shareholders

Resident Private Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares or taxable repurchases of New Parent Shares as described above), which are not repayments of the par value of New Parent Shares or, within the limitations accepted by the legislation in force and the respective administrative practice, reserve from capital contribution

(“Kapitaleinlagereserven”), are required to report such distributions in their individual income tax returns. A gain or a loss by Resident Private Shareholders realized upon the sale or other disposition of ordinary shares to a third party will generally be a tax-free private capital gain or a not tax-deductible capital loss, as the case may be.

Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends) for such period. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividend distributions (Beteiligungsabzug), if, inter alia, New Parent Shares held have a market value of at least CHF 1 million. For cantonal and communal income tax purposes, the regulations on participation relief are broadly similar, depending on the canton of residency.

Domestic Commercial Shareholders are required to recognize a gain or loss realized upon the disposal of ordinary shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of ordinary shares) for such taxation period.

Swiss Wealth Tax and Capital Tax

a	Non-Resident Shareholders

Non-Resident Shareholders holding New Parent Shares are not subject to cantonal and communal wealth or annual capital tax because of the mere holding of New Parent Shares.

b.	Resident Private Shareholders

Resident Private Shareholders are required to report the market value of their New Parent Shares at the end of each tax period as part of their private wealth, which is subject to cantonal and communal wealth tax.

c.	Domestic Commercial Shareholders

Domestic Commercial Shareholders are required to report their New Parent Shares as part of their business wealth or taxable capital, as defined in the applicable cantonal and communal tax laws, which is subject to cantonal and communal wealth or annual capital tax.

Automatic Exchange of Information in Tax Matters

On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement. The Multilateral Competent Authority Agreement is intended to ensure the uniform implementation of Automatic Exchange of Information (the “AEOI”). The Swiss Federal Act on the International Automatic Exchange of Information in Tax Matters (the “AEOI Act”) entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.

The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have been, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of specialty (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection.

Based on such multilateral and bilateral agreements and the implementing laws of Switzerland, Switzerland collects data in respect of financial assets, which may include New Parent Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in an EU member state or in a treaty state since 2017, and exchanges it since 2018. Switzerland has signed and is expected to sign AEOI agreements with other countries. A list of such agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance.

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the United States to facilitate the implementation of U.S. Foreign Account Tax Compliance Act. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, but instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland. On September 20, 2019, the protocol of amendment to the double taxation treaty between Switzerland and the U.S. entered into force allowing the U.S. competent authority in accordance with the information reported in aggregated form to request all the information on U.S. accounts without a declaration of consent and on non-consenting non-participating financial institutions.

On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the United States on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities.

Dutch Withholding Tax

Neither EBAC nor New Parent intend to withhold Dutch dividend withholding tax on the payment of the EBAC Share Redemption Amount. It can, however, not be excluded that the Dutch tax authorities may seek to impose Dutch dividend withholding tax in respect of any distributions made by or on behalf of EBAC, including the payment of the EBAC Share Redemption Amount to the extent that it exceeds the aggregate recognised paid-in capital per redeemed share (please see “Risk Factors — Risks Related to government regulation — Tax authorities may challenge EBAC’s tax residency, which could adversely affect its tax burden and financial position.”).

We urge you to consult with your tax advisors with respect to the potential tax consequences of an exercise of redemption rights to you.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements are provided to aid you in your analysis of the financial aspects of the Business Combination, the consummation of the PIPE Financing and Convertible Loan Agreement, which are collectively referred to as the “Pro Forma Transactions.”

The unaudited pro forma condensed combined financial statements are derived from the EBAC historical financial statements and the Oculis historical consolidated financial statements as adjusted to give effect to the Pro Forma Transactions. The unaudited pro forma condensed combined statement of financial position gives pro forma effect to the Pro Forma Transactions as if they had been consummated on September 30, 2022. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and for the year ended December 31, 2021 give effect to the Pro Forma Transactions as if they had occurred on January 1, 2021.

The unaudited pro forma condensed combined financial statements have been derived from and should be read in conjunction with:

•

the historical unaudited condensed financial statements of EBAC as of September 30, 2022, for the three and nine months ended September 30, 2022, and for the period from January 8, 2021 (inception) through September 30, 2021 included elsewhere in this proxy statement/prospectus;

•

the historical audited financial statements of EBAC as of December 31, 2021 and for the period from January 8, 2021 (inception) through December 31, 2021 included elsewhere in this proxy statement/prospectus;

•

the historical unaudited condensed interim consolidated financial statements of Oculis as of September 30, 2022 and December 31, 2021, and for each of the three- and nine-month periods ended September 30, 2022 and 2021 included elsewhere in this proxy statement/prospectus;

•	the historical audited consolidated financial statements of Oculis as of and for the years ended December 31, 2021 and 2020 included elsewhere in this proxy statement/prospectus; and

•

the sections entitled “EBAC Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Oculis Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information relating to EBAC and Oculis included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements present two redemption scenarios as follows:

•

Assuming No Redemptions (Scenario 1): This presentation assumes that no EBAC public shareholders exercise their right to redeem their shares of EBAC Class A Common Stock for their pro rata share of the Trust Account, and thus, the full amount held in the Trust Account as of the Acquisition Closing is available for the Pro Forma Transactions. This redemption scenario also reflects the Sponsor’s forfeiture of 727,096 shares of EBAC Class B Common Stock pursuant to the terms of the Business Combination Agreement and 70,078 shares of EBAC Class B Common Stock transferred to EBAC public shareholders in connection with executing a Non-Redemption Agreement at the time of announcement of the Business Combination. Up to an additional 1,594,348 shares of EBAC Class B Common Stock are subject to forfeiture if the Sponsor fails to ensure $25.5 million in combined cash through (i) additional PIPE Investment Amount from specified investors and (ii) the amount of cash available in the Trust Account following the Extraordinary General Meeting (after deducting the EBAC Share Redemption Amount) but before payment of any transaction expenses of Oculis or EBAC as described elsewhere in the accompanying proxy statement/prospectus. As of the date of the Business Combination Agreement, none of these additional shares would be forfeited in the no redemption scenario; and

•

Assuming Maximum Redemptions (Scenario 2): This presentation assumes that 8,882,909 shares of EBAC Class A Common Stock are redeemed at a per share redemption price of CHF 9.86 or $10.052, which represents the maximum amount of redemptions of CHF 87.6 million or $89.3 million that would allow consummation of the Pro Forma Transactions that would still satisfy the Minimum EBAC Cash Condition in the Business Combination Agreement of CHF 98.1 million or $100.0 million available for use as primary capital net of any redemptions by the EBAC public shareholders and payment of any transaction expenses. The maximum redemption scenario includes all adjustments contained in the no redemption scenario and presents additional adjustments to reflect the effect of maximum redemptions. This redemption scenario also reflects the Sponsor’s forfeiture of 727,096 shares of EBAC Class B Common Stock pursuant to the terms of the Business Combination Agreement and 70,078 shares of EBAC Class B Common Stock transferred to EBAC public shareholders in connection with executing Non-Redemption Agreements at the time of announcement of the Business Combination. Up to an additional 1,594,348 shares of EBAC Class B Common Stock are subject to forfeiture if the Sponsor fails to obtain an additional $25.5 million in combined cash through (i) additional PIPE Investment Amount from specified investors and (ii) the amount of cash available in the Trust Account following the Extraordinary General Meeting (after deducting the EBAC Share Redemption Amount) but before payment of any transaction expenses of Oculis or EBAC. None of these additional shares would be forfeited in the maximum redemption scenario as of the date of the Business Combination Agreement as described elsewhere in the accompanying proxy statement/prospectus. As of the date of the Business Combination Agreement, 700,789 shares of EBAC Class A Common Stock held by the EBAC public shareholders are subject to non-redemption agreements contingent upon the Acquisition Closing.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Pro Forma Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New Parent. The actual level of redemptions by EBAC’s public shareholders is unknowable prior to the shareholder vote with respect to the Business Combination.

Description of the Pro Forma Transactions

Business Combination

On October 17, 2022, Oculis entered into a definitive merger agreement with EBAC (the “Business Combination Agreement”), a publicly traded special purpose acquisition company. Under the terms of the Business Combination Agreement, EBAC shall form (i) Oculis Holding AG, a stock corporation incorporated and existing under the laws of Switzerland and that is a direct wholly owned subsidiary of EBAC (“New Parent”), (ii) a new Cayman Islands exempted company that will be a direct wholly owned subsidiary of New Parent (“Merger Sub 1”), (iii) another new Cayman Islands exempted company that will be a direct wholly owned subsidiary of New Parent (“Merger Sub 2”) and (iv) a new limited liability company incorporated and existing under the laws of Switzerland that will be a direct wholly owned subsidiary of New Parent (“Merger Sub 3”). EBAC will merge with and into Merger Sub 2, the separate corporate existence of EBAC will cease and Merger Sub 2 will be the surviving company and remain a wholly owned subsidiary of New Parent. Oculis will merge with and into Merger Sub 3, the separate corporate existence of Oculis will cease and Merger Sub 3 will be the surviving company and remain a wholly owned subsidiary of New Parent (together, the “mergers”).

As a result of the Business Combination and as of the Acquisition Closing Date:

•	each issued and outstanding share of EBAC Class A Common Stock (including those held by the PIPE Investors) and share of EBAC Class B Common Stock will be converted into one New Parent Share,

•

each issued and outstanding EBAC Public Warrant and EBAC Private Placement Warrant shall cease to be a warrant with respect to EBAC Common Stock and shall be assumed by New Parent as warrants with respect to New Parent Shares on substantially the same terms (the “New Parent Warrants”). The Company does not expect any change in classification of Public Warrants and Private Warrants between liabilities and equity upon consummation of the Business Combination and the warrants will continue to be classified as liabilities,

•

each issued and outstanding share of Oculis common stock and preferred stock will be converted into New Parent Shares at the then effective exchange ratios determined in accordance with the Business Combination Agreement and giving effect to the accumulated preferred dividends,

•

New Parent will assume the Convertible Loan Agreement (as defined below) and the Lenders (as defined below) will exercise their conversion rights in exchange for New Parent Shares at $10.00 per share, on the same terms as the PIPE Investors, and

•

all outstanding and unexercised options to purchase shares of Oculis common stock will be assumed by New Parent and each option will be replaced by an option to purchase New Parent Shares (the “Converted Options”), and in the case of vested Company Options, additional Earnout Options. The Converted Options will continue to be subject to substantially the same terms and conditions except that the number of New Parent Shares issuable and related exercise prices are adjusted by the then effective exchange ratio with all other terms remaining unchanged.

Earnout Consideration

Certain Oculis equityholders will receive additional consideration in the form of an earn-out of, collectively, 4,000,000 newly issued New Parent Shares and options underlying such New Parent Shares (“Earnout Options”) that will be received pro rata in proportion to their equity interests in Oculis as of the date of entering into the Business Combination Agreement (the “Earnout Consideration”). Oculis equity holders eligible to receive the Earnout Consideration include the holders of Oculis common stock and preferred stock, other than the holders of the Series C 1(b) who have waived their right to the Earnout Consideration, and holders of vested options to purchase shares of Oculis common stock. The Earnout Consideration will be issued to such Oculis equityholders upon the Acquisition Closing in the form of New Parent Shares or Earnout Options but shall initially be subject to forfeiture in the event of a failure to achieve the price targets during the Earnout Period (defined below). The Earnout Consideration in the form of New Parent Shares (Earnout Shares) will consist of three tranches of New Parent Shares, as follows (in the case of each tranche, minus any Earnout Options granted to replace vested options to purchase shares of Oculis common stock, on the terms and subject to the conditions in the Business Combination Agreement): (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000, earned based on the achievement of post-Acquisition Closing share price targets of New Parent of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the Acquisition Closing Date and ending on or prior to the fifth anniversary of the Acquisition Closing Date (the “Earnout Period”). A given share price target described above will also be deemed to be achieved if there is a Change of Control (as defined in the Business Combination Agreement) transaction of New Parent during the Earnout Period.

The forfeiture provision related to the price targets above is expected to be deemed to be a non-vesting condition because there is no other service or performance vesting condition related to the Earnout Consideration. The Earnout Consideration is expected to be accounted for as share based contingent consideration within the scope of IFRS 2, and is therefore expected to be equity classified because the Earnout Consideration ultimately settles in New Parent Shares. Any adjustment to the grant date fair value of the IFRS 2 share listing service expense would not be subsequently adjusted regardless of whether the price target is achieved or not. The portion of the Earnout Consideration granted to the holders of vested options to purchase shares of Oculis common stock, will be in the form of options to purchase New Parent Shares in a manner that allows for the option holder to participate in the Earnout Consideration on a pro rata basis as if they were holders of New Parent Shares. The specific terms of the options have not yet been determined and will be assessed for any compensatory element related to a service or performance vesting condition as applicable.

PIPE Investment and Convertible Loan Agreement

In connection with the Business Combination Agreement, EBAC entered into Subscription Agreements with the PIPE Investors. Pursuant to the terms of the Subscription Agreements, the PIPE Investors have agreed to purchase an aggregate of 6,330,391 shares of EBAC Class A Common Stock (that will become New Parent Shares) at $10.00 per share for aggregate gross proceeds of CHF 62.1 million or $63.3 million (the “PIPE Financing”). Contemporaneously with the Business Combination Agreement and Subscription Agreements, Oculis entered into an interest free convertible loan agreement with the Lenders (the “Convertible Loan Agreement”), pursuant to which the Lenders granted to Oculis the right to receive a convertible loan with certain conversion rights that are substantially identical in principal terms and conditions as those of the PIPE Financing. Upon the Acquisition Closing and assumption of the Convertible Loan Agreement by New Parent, the Lenders will exercise their conversion rights in exchange for 1,267,000 New Parent Shares at $10.00 per share, resulting in aggregate cash proceeds to New Parent of CHF 12.4 million or $12.7 million, which represent the same economic conditions as the PIPE Financing. The cash payable to New Parent upon conversion of the loan is to be held in escrow for the benefit of the Lenders until the Acquisition Closing. Together, the PIPE Financing and Convertible Loan Agreement will result in aggregate gross cash proceeds of CHF 74.5 million or $76.0 million to New Parent in exchange for 7,597,391 New Parent Shares.

Capitalization

The following summarizes the pro forma New Parent Shares expected to be issued and outstanding immediately after the Pro Forma Transactions, presented under the two scenarios listed above. Upon completion of the Pro Forma Transactions, the expected approximate ownership interests of New Parent are set forth in the table below based on an assumed Acquisition Closing Date of January 31, 2023:

	Scenario 1 (Assuming No Redemptions for Cash)		Scenario 2 (Assuming Maximum Redemptions for Cash Such that the Minimum EBAC Cash Condition Would Still be Satisfied)
	Shares	%	Shares	%
New Parent Class A common stock owned by Sponsors (2)	2,846,618	6.5%	2,846,618	8.2%
New Parent Class A common stock owned by public stockholders	12,824,862	29.4%	3,941,953	11.3%
Issuance of New Parent Class A common stock in connection with closing of the PIPE Financing	6,330,391	14.5%	6,330,391	18.2%
Issuance of New Parent Class A common stock in connection with closing of the Convertible Loan Agreement	1,267,000	2.9%	1,267,000	3.6%
Issuance of New Parent Class A common stock to Oculis stockholders in connection with Business Combination	20,348,322	46.7%	20,348,322	58.6%

Total (1)	43,617,193	100.0%	34,734,284	100.0%

(1)

4,000,000 Earnout shares and options, 859,983 shares of vested Conversion Options, 930,042 shares of unvested Conversion Options, 4,251,595 EBAC Public Warrants and 151,699 EBAC Private Warrants were excluded from the table above.

(2)

Scenario 1 and 2 reflect 727,096 Sponsors shares forfeited and 70,078 Sponsors shares transferred to certain EBAC public stockholders in connection with executing Non-Redemption Agreements at the time of announcement of the Business Combination.

New Parent expects to issue approximately 20,348,322 New Parent Shares in the Business Combination to Oculis Shareholders based on 3,406,771 shares of Oculis common stock, which reflects 100,000 shares of Oculis treasury stock which will be cancelled pursuant to the Business Combination Agreement, and 12,712,863 shares of Oculis preferred stock expected to be outstanding immediately prior to the Acquisition Closing Date and the estimated exchange ratios determined in accordance with the terms of the Business Combination Agreement.

New Parent Shares payable to existing Oculis stockholders, without considering the Earnout Consideration equals $208,000,000 or 20,800,000 New Parent Shares at $10.00 per share. The exchange ratio is obtained by allocating shares for settlement of preferred dividend on Oculis Series B and C shares and then allocating New Parent shares remaining after settlement of preferred dividends on pro-rata basis to existing Oculis stockholders.

The Oculis Series B and C preferred stock convert based on an exchange ratio that includes the accrued dividend of 6% compounded annually. The accrued dividend is calculated through the assumed Acquisition Closing Date of January 31, 2023 and is converted into New Parent Shares at a price of $10.00 per share. A total of 1,869,623 New Parent Shares are expected to be issued in settlement of the accrued dividends. For purposes of the exchange ratio calculation, the outstanding vested options to purchase Oculis shares are treated as if they were exercised on a cashless basis. The final exchange ratios may be different from the assumed exchange ratios and will be determined at the Acquisition Closing pursuant to the Business Combination Agreement.

	Oculis shares outstanding prior to the closing of the Transactions	Assumed Exchange Ratios	Estimated shares of New Parent common stock issued to Oculis Shareholders upon closing of the Transactions
Common stock	3,406,771
Treasury stock cancelled	(100,000)

Common Stock after cancellation of Treasury Stock	3,306,771	1.1535	3,814,371
Preferred stock:
Series A	1,623,793	1.1535	1,873,050
Series B1	2,486,188	1.4109	3,507,885
Series B2 T1	1,675,474	1.3821	2,315,715
Series B2 T2	426,378	1.3550	577,753
Series B2 T3	603,472	1.3104	790,785
Series C T1	5,337,777	1.2721	6,790,217
Series C T2	362,036	1.2260	443,863
Series C T3	197,745	1.1868	234,683

Total			20,348,322

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2022

(in CHF thousands, except share and per share information)

	IFRS, Historical as converted and translated	IFRS, Historical	Scenario 1 Assuming No Redemption for Cash			Scenario 2 Assuming Maximum Redemption for Cash
	3(A)	3(B)
	EBAC	Oculis	Transaction Accounting Adjustments		Pro Forma Balance Sheet	Transaction Accounting Adjustments		Pro Forma Balance Sheet
Assets
Non-current:
Investments held in Trust Account	125,820	—	(125,820	) 3(d)	—	—		—
Property, plant & equipment	—	383	—		383	—		383
Intangible assets	—	12,206	—		12,206	—		12,206
Right-of-use assets	—	796	—		796	—		796
Financial assets	—	52	—		52	—		52

Total non-current assets	125,820	13,437	(125,820)		13,437	—		13,437
Current assets
Prepaids and other receivables	—	680	—		680	—		680
Accrued income	—	1,434	—		1,434	—		1,434
Cash and cash equivalents	268	28,543	(4,377	) 3(c)	208,622	(87,554	) 3(h)	121,068
	—	—	125,820	3(d)	—	—		—
	—	—	(1,596	) 3(e)	—	—		—
	—	—	62,072	3(g)	—	—		—
	—	—	12,423	3(g)	—	—		—
	—	—	(7,256	) 3(g)	—	—		—
	—	—	(3,438	) 3(l)	—	—		—
	—	—	(1,287	) 3(k)	—	—		—
	—	—	(2,550	) 3(k)	—	—		—
Prepaid expenses	110	—	(110	) 3(e)	—	—		—

Total current assets	378	30,657	179,701		210,736	(87,554)		123,182

Total assets	126,198	44,094	53,881		224,173	(87,554)		136,619

Liabilities and Equity (Deficit)
Non-current liabilities
Long-term lease liabilities	—	538	—		538	—		538
Long-term financial debt	—	124,652	(124,652	) 3(i)	—	—		—
Deferred underwriting fee payable	4,377	—	(4,377	) 3(c)	—	—		—
Derivative warrant liabilities	431	—	—		431	—		431
Deferred income tax liabilities	—	5	—		5	—		5
Class A ordinary shares subject to possible redemption	125,722	—	(125,722	) 3(f)	—	—		—

Total non-current liabilities	130,530	125,195	(254,751)		974	—		974
Total current liabilities
Trade payables	—	537	—		537	—		537
Accrued expenses and other payables	1,329	7,137	(1,329	) 3(e)	7,137	—		7,137
Deferred legal fees	267	—	(267	) 3(e)	—	—		—
Short-term lease liabilities	—	158	—		158	—		158

Total current liabilities	1,596	7,832	(1,596)		7,832	—		7,832

Total liabilities	132,126	133,027	(256,347)		8,806	—		8,806
Equity attributable to equity holders of the parent
Share capital	—	341	(341	) 3(i)	—	—		—
Share premium	—	10,541	62,009	3(g)	348,087	(87,465	) 3(h)	265,511
	—	—	12,410	3(g)	—	4,601	3(j)	—
	—	—	(7,256	) 3(g)	—	288	3(k)	—

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2022 (continued)

(in CHF thousands, except share and per share information)

	IFRS, Historical as converted and translated	IFRS, Historical	Scenario 1 Assuming No Redemption for Cash			Scenario 2 Assuming Maximum Redemption for Cash
	3(A)	3(B)
	EBAC	Oculis	Transaction Accounting Adjustments		Pro Forma Balance Sheet	Transaction Accounting Adjustments		Pro Forma Balance Sheet
	—	—	115,214	3(i)	—	—		—
	—	—	30,891	3(j)	—	—		—
	—	—	125,594	3(f)	—	—		—
	—	—	7	3(a)	—	—		—
	—	—	(1,287)	3(k)	—	—		—
	—	—	(36)	3(b)	—	—		—
Reserve for share-based payment	—	2,626	—		2,626	—		2,626
Actuarial loss on post employment benefit obligations	—	(267)	—		(267)	—		(267)
Treasury shares	—	(100)	100	3(i)	—	—		—
Cumulative translation adjustments	—	(279)	—	3(i)	(279)	—		(279)
Accumulated losses	(5,928)	(101,795)	9,476	3(i)	(135,236)	(4,601)	3(j)	(140,125)
	—	—	(30,891	) 3(j)	—	(288)	3(k)	—
	—	—	(110	) 3(e)	—	—		—
	—	—	(3,438	) 3(l)	—	—		—
	—	—	(2,550	) 3(k)	—	—		—
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—	—		—	—		—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 455,096 shares issued and outstanding (excluding 12,754,784 shares subject to possible redemption)	—	—	—	3(b)	—	—		—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 3,188,696 shares issued and outstanding	—	—	—	3(b)	—	—		—
Share capital of New Parent	—	—	36	3(b)	436	(89)	3(h)	347
	—	—	128	3(f)	—	—		—
	—	—	63	3(g)	—	—		—
	—	—	13	3(g)	—	—		—
	—	—	203	3(i)	—	—		—
	—	—	(7)	3(a)	—	—		—

Total equity (deficit)	(5,928)	(88,933)	310,228		215,367	(87,554)		127,813

Total liabilities and equity (deficit)	126,198	44,094	53,881		224,173	(87,554)		136,619

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(in CHF thousands, except share and per share amounts)

			Scenario 1				Scenario 2
	IFRS, Historical as converted and translated	IFRS, Historical	Assuming No Redemptions for Cash				Assuming Maximum Redemptions for Cash
	4(A) EBAC	4(B) Oculis	Transaction Accounting Adjustments		Pro Forma Statement of Operations		Transaction Accounting Adjustments	Pro Forma Statement of Operations
Grant income	—	698	—		698		—	698

Operating income	—	698	—		698		—	698

Research and development expenses	—	(15,335)	—		(15,335)		—	(15,335)
General and administrative expenses	(1,400)	(6,626)	—		(8,026)		—	(8,026)
General and administrative expenses- related party	(171)	—	171	4(a)	—		—	—

Operating expenses	(1,571)	(21,961)	171		(23,361)		—	(23,361)

Operating loss	(1,571)	(21,263)	171		(22,663)		—	(22,663)

Finance income	—	70	—		70		—	70
Finance expense	—	(5,119)	5,036	4(d)	(83)		—	(83)
Exchange differences	—	(3,134)	4,138	4(f)	1,004		—	1,004
Change in fair value of derivative warrant liabilities	2,095	—	—		2,095		—	2,095
Income from investments held in trust	724	—	(724	) 4(b)	—		—	—

Finance result, net	2,819	(8,183)	8,450		3,086		—	3,086

Net income/ (loss) before tax	1,248	(29,446)	8,621		(19,577)		—	(19,577)

Income tax expense	—	(69)	—		(69)		—	(69)

Net income/ (loss)	1,248	(29,515)	8,621		(19,646)		—	(19,646)

Basic and diluted, loss for the period attributable to equity holders	—	(9.96)	—		—		—	—
Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted	12,754,784	—	—		—		—	—
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	0.08	—	—		—		—	—
Basic weighted average shares outstanding of non-redeemable Class A ordinary shares and Class B ordinary shares	3,643,792	—	—		—		—	—
Basic and diluted net income per share, redeemable Class A ordinary shares and Class B ordinary shares	0.08	—	—		—		—	—
Diluted weighted average shares outstanding of non-redeemable Class A ordinary shares and Class B ordinary shares	3,643,792	—	—		—		—	—
Dilutes net income per share, non-redeemable Class A ordinary shares and Class B ordinary shares	0.08	—	—		—		—	—
Basic and diluted net loss per share, Class A common stock	—	—	—		(0.45)		—	(0.57)
Weighted average shares outstanding of Class A ordinary shares, basic and diluted	—	—	—		43,617,193	4(g)	—	34,734,284	4(g)

See accompanying notes to the unaudited pro forma condensed combined financial information.

OCULIS SA /EUROPEAN BIOTECH ACQUISITION CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2021

(in CHF thousands, except share and per share amounts)

	IFRS, Historical as converted and translated	IFRS, Historical	Scenario 1 Assuming No Redemptions for Cash				Scenario 2 Assuming Maximum Redemptions for Cash
	4(C)	4(D)
	EBAC (for the period from January 8, 2021 (inception) through December 31, 2021)	Oculis	Transaction Accounting Adjustments		Pro Forma Statement of Operations		Transaction Accounting Adjustments		Pro Forma Statement of Operations
Grant income	—	960	—		960		—		960

Operating income	—	960	—		960		—		960

Research and development expenses	—	(9,568)	—		(9,568)		—		(9,568)
General and administrative expenses	(834)	(4,624)	(30,891	) 4(c)	(38,899)		(4,601	) 4(c)	(43,788)
	—	—	(2,550	) 4(e)	—		(288	) 4(e)	—
General and administrative expenses- related party	(172)	—	172	4(a)	—				—

Operating expenses	(1,006)	(14,192)	(33,269)		(48,467)		(4,889)		(53,356)

Operating loss	(1,006)	(13,232)	(33,269)		(47,507)		(4,889)		(52,396)

Finance income	—	21	—		21		—		21
Finance expense	—	(5,120)	4,996	4(d)	(124)		—		(124)
Exchange differences	—	(193)	(734	) 4(f)	(927)		—		(927)
Change in fair value of derivative warrant liabilities	2,637	—	—		2,637		—		2,637
Income from investments held in trust	7	—	(7	) 4(b)	—		—		—
Offering costs associated with derivative warrant liabilities	(288)	—	—		(288)		—		(288)

Finance result, net	2,356	(5,292)	4,255		1,319		—		1,319

Net income/ (loss) before tax	1,350	(18,524)	(29,014)		(46,188)		(4,889)		(51,077)

Income tax expense	—	(27)	—		(27)		—		(27)

Net income/ (loss)	1,350	(18,552)	(29,014)		(46,215)		(4,889)		(51,104)

Basic and diluted, loss for the period attributable to equity holders	—	(6.68)	—		—		—		—
Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted	10,199,476	—	—		—		—		—
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	0.11	—	—		—		—		—
Basic weighted average shares outstanding of non-redeemable Class A ordinary shares and Class B ordinary shares	3,409,725	—	—		—		—		—
Basic and diluted net income per share, non-redeemable Class A ordinary shares and Class B ordinary shares	0.11	—	—		—		—		—
Diluted weighted average shares outstanding of non-redeemable Class A ordinary shares and Class B ordinary shares	3,465,069	—	—		—		—		—
Dilutes net income per share, non-redeemable Class A ordinary shares and Class B ordinary shares	0.11	—	—		—		—		—
Basic and diluted net loss per share, Class A common stock	—	—	—		(1.06)		—		(1.47)
Weighted average shares outstanding of Class A ordinary shares, basic and diluted	—	—	—		43,617,193	4(g)	—		34,734,284	4(g)

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.    Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of New Parent reflecting the Pro Forma Transactions.

The unaudited pro forma condensed combined financial statements are derived from the EBAC historical financial statements, and the Oculis historical consolidated financial statements as adjusted to give effect to the Pro Forma Transactions. The unaudited pro forma condensed combined statement of financial position gives pro forma effect to the Pro Forma Transactions as if they had been consummated on September 30, 2022. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2021 give effect to the Pro Forma Transactions as if they had occurred on January 1, 2021.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments reflecting the Pro Forma Transactions are based on information currently available and certain assumptions and methodologies that management believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, are based on preliminary estimates and may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments, and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Pro Forma Transactions based on information available at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Pro Forma Transactions. EBAC and Oculis have not had any historical relationship prior to the Pro Forma Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The historical consolidated financial statements of Oculis have been prepared in accordance with IFRS and in its presentation currency of CHF. The historical financial statements of EBAC have been prepared in accordance with U.S. GAAP in its presentation currency U.S. dollars. The historical financial information of EBAC has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the combined pro forma financial information, which included the only adjustment to reclassify the carrying value of EBAC’s Class A Common Stock subject to possible redemption classified as mezzanine equity under U.S. GAAP to non-current liabilities under IFRS. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies.

The historical financial information of EBAC has been translated into CHF for the purposes of presentation in the unaudited pro forma condensed combined financial statements (“As Converted”) using the following exchange rates:

•	at the period end exchange rate as of September 30, 2022 of $1.00 to CHF 0.98054 for the pro forma statement of financial position;

•

the average exchange rate for the period from January 1, 2022 through September 30, 2022 of $1.00 to CHF 0.95162 for the pro forma statement of operations for the nine months ended September 30, 2022; and

•

the average exchange rate for the period from January 8, 2021 through December 31, 2021 of $1.00 to CHF 0.91416 for the pro forma statement of operations for the period from January 8, 2021 through December 31, 2021.

2.    Accounting for the Business Combination

Notwithstanding the legal form, the Business Combination will be accounted for as a capital reorganization. Under this method of accounting, EBAC will be treated as the acquired company for financial reporting purposes, whereas Oculis will be treated as the accounting acquiror. In accordance with this accounting method, the Business Combination will be treated as the equivalent of Oculis issuing stock for the net assets of EBAC, accompanied by a recapitalization. The net assets of Oculis will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Business Combination will be those of Oculis. Oculis has been determined to be the accounting acquiror for purposes of the Business Combination based on an evaluation of the following facts and circumstances:

•	After the Acquisition Closing, persons affiliated with Oculis are expected to control a majority of the New Parent Board;

•	Oculis Shareholders have the largest voting interest under both redemption scenarios;

•	Oculis is the largest entity based on the entity’s operations and number of employees;

•	Oculis’ operations prior to the Business Combination will comprise the ongoing operations of New Parent; and

•	Oculis’ existing executive officers and senior management team will comprise the executive officers and senior management team of New Parent.

The Business Combination, which is not within the scope of IFRS 3 since EBAC does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Any excess of fair value of New Parent Shares issued over the fair value of EBAC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

3.    Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

(A)

Derived from the unaudited condensed statement of financial position as of September 30, 2022 (after applying an adjustment to convert to IFRS and translate into CHF as noted above). The US GAAP to IFRS adjustment was to reclassify the carrying value of EBAC’s Class A Common Stock subject to possible redemption to non-current liabilities under IFRS.

(B)	Derived from the unaudited consolidated statement of financial position of Oculis as of September 30, 2022.

Pro forma Transaction Accounting Adjustments:

a)

To reflect the forfeiture of the 727,096 Sponsor shares pursuant to the terms of the Business Combination Agreement, which represents 25% of the Sponsor shares reduced by 70,078 shares of EBAC Class B Common Stock transferred to EBAC public shareholders’ EBAC Class A Common Stock in connection with executing Non-Redemption Agreements at the time of announcement of the Business Combination.

b)

To reflect the exchange of EBAC Class A and B Common Stock and warrants for New Parent Shares and New Parent Warrants. New Parent Shares were recorded at par value of CHF 0.01 as increase to common stock of CHF 36 thousand and a decrease to share premium in amount of CHF 36 thousand.

c)

To reflect the payment of EBAC’s deferred underwriting fee payable as of September 30, 2022 of CHF 4.4 million incurred in connection with the EBAC initial public offering, which is payable upon completion of the Pro Forma Transactions. The assumed payment of CHF 4.4 million has been recorded as a reduction of deferred underwriting fee payable.

d)

To reflect the release of investments from the trust account to cash and cash equivalents, assuming no EBAC public shareholder exercise their right to have their EBAC Class A Common Stock redeemed for their pro rata share of the Trust Account.

e)

To reflect the payment of EBAC’s accrued expenses and other payables of CHF 1.3 million, deferred legal fees of CHF 0.3 million and a reclassification of deferred transaction cost of CHF 0.1 million that are deemed to be direct and incremental costs of the Business Combination from prepaid expenses to accumulated losses.

f)

To reflect the reclassification of shares of EBAC Class A Common Stock subject to possible redemption of CHF 125.7 million to share capital of New Parent of CHF 128 thousand and share premium of CHF 125.6 million, in Scenario 1, which assumes no EBAC public shareholders exercise their redemption rights.

g)

To reflect the issuance of 6,330,391 New Parent Shares related to the PIPE Financing and 1,267,000 New Parent Shares related to the Convertible Loan Agreement at a price of CHF 9.81 or $10.00 per share, for total gross proceeds of CHF 74.5 million or $76.0 million, and to record the fees associated with deferred underwriter compensation and the consummation of the PIPE Financing in the amount of CHF 7.3 million or $7.4 million. The issuance is recorded as an increase of CHF 74.5 million to cash and cash equivalents, an increase to share capital of New Parent of CHF 76 thousand and an increase to share premium in amount of CHF 74.4 million. The deferred underwriter compensation and PIPE fees are recorded as a decrease to cash and cash equivalents and a decrease to share premium.

h)

To reflect the assumption in Scenario 2 that EBAC public shareholders exercise their redemption rights with respect to a maximum of 8,882,909 shares of EBAC Class A Common Stock prior to the consummation of the Pro Forma Transactions at a redemption price of approximately CHF 9.81 or $10.00 per share, or CHF 87.6 million in cash.

i)

To reflect the recapitalization of Oculis through the exchange of all outstanding common and preferred stock of Oculis for the issuance of 20,348,322 New Parent Shares and the elimination of the accumulated losses of EBAC, the accounting acquiree. As a result of the recapitalization, Oculis Common Stock of CHF 0.3 million, EBAC accumulated deficit of CHF 9.5 million, and Oculis’ treasury stock of CHF 0.1 million were derecognized. The New Parent Shares issued in exchange for the common and preferred stock of Oculis were recorded as increase to common stock of CHF 203 thousand and increase to share premium of CHF 115.2 million.

j)

To record the cost of Oculis share listing service. As described in Note 2 above, Oculis was determined to be the accounting acquirer and EBAC is not considered to be a business under IFRS 3. Therefore, Business Combination will be accounted for as the equivalent of Oculis issuing shares at the closing of the Business Combination for the net assets of EBAC as of the Acquisition Closing Date, accompanied by a recapitalization. This deemed issuance of shares by Oculis, in effect, was an equity-settled share-based payment transaction in accordance with IFRS 2 Share-based Payment (“IFRS 2”) whereby Oculis received the net assets of the EBAC together with the listing status of EBAC.

The fair value of Oculis shares deemed to be issued in excess of the fair value of identifiable net assets of EBAC represents a service received by Oculis for the listing of New Parent Shares in accordance with IFRS 2. As shown in the table below, the cost of the services, which is a non-cash expense, is preliminarily estimated to be CHF 30.9 million in Scenario 1 and CHF 35.5 million in Scenario 2.

		Scenario 1		Scenario 2
	Per Share Value, in CHF* (as of December 31, 2022)	Shares	Fair Value (in CHF thousands)	Shares	Fair Value (in CHF thousands)
EBAC public stockholders	9.34	12,754,784	119,110	12,754,784	119,110
EBAC Sponsor Class B	9.34	3,188,696	29,777	3,188,696	29,777
EBAC Sponsor Class A	9.34	455,096	4,250	455,096	4,250
EBAC Private Warrants	0.28	151,699	42	151,699	42
EBAC Public Warrants	0.28	4,251,595	1,179	4,251,595	1,179
Redemptions of EBAC Class A ordinary shares	9.34	—	—	(8,882,909)	(82,953)
Sponsors shares forfeiture	9.34	(727,096)	(6,790)	(727,096)	(6,790)

Total consideration transferred		20,074,773	147,568	11,191,864	64,615

Less net assets of EBAC			(116,677)		(29,123)

Excess of net assets			30,891		35,492

As of September 30, 2022
Total assets			126,198		38,644
Current liabilities			(1,596)		(1,596)
Deferred underwriting fee payable			(4,377)		(4,377)
Direct and incremental transaction costs			(3,438)		(3,438)
Prepaid assets expensed to accumulated losses in connection with Business Combination			(110)		(110)

Net assets of EBAC**			116,677		29,123

*

Closing price as of December 31, 2022 for EBAC Common Stock and EBAC Public Warrants were CHF 9.34 or $10.10 and CHF 0.28 or $0.30 per security, respectively. Although both public and private warrants are linked to shares of EBAC Common Stock, the warrants will remain outstanding in both, Scenario 1 and Scenario 2 while the EBAC Common Stock will be redeemed. The values in the table above are preliminary and will change based on fluctuations in the share price of the EBAC Common Stock and EBAC Public Warrants through the Acquisition Closing Date. A one percent change in the market price per ordinary share of EBAC Common Stock and per EBAC Public Warrant would result in a change to the excess of net assets of CHF 1.5 million and CHF 0.6 million, and a corresponding change in the cost of the services, assuming no redemptions and maximum redemptions, respectively.

**

Calculated based on exchange rate as of September 30, 2022 of $1.00 to CHF 0.98054. On the basis of the foreign exchange rate of $1.00 to CHF 0.92460 as of December 31, 2022, the net assets of EBAC as of December 31, 2022 translated into CHF is approximately CHF 109.8 million and CHF 27.3 million in Scenario 1 and Scenario 2, accordingly.

k)

To reflect preliminary estimated transaction costs expected to be incurred by Oculis of approximately CHF 4.9 million for advisory, legal, research and accounting fees incurred as part of the Business Combination. As of September 30, 2022, CHF 1.1 million have been recorded as expenses and accrued in accrued expenses and other payables. The remaining transaction costs to be incurred of CHF 3.8 million have been accrued as September 30, 2022, of which CHF 1.3 million represent equity issuance costs capitalized and recognized net of proceeds and CHF 2.5 million included as an expense through accumulated loss. In Scenario 2 capitalized equity issuance costs is CHF 1.0 million and expenses recognized through accumulated loss is CHF 2.8 million, the incremental change of CHF 0.3 million was recorded as increase to share capital and decrease to accumulated loss (Note 3e).

l)

To reflect preliminary estimated incremental transaction costs expected to be incurred by EBAC of approximately CHF 3.4 million for advisory, legal, research, accounting expenses incurred as part of the Business Combination. These incremental transaction costs are assumed to be cash settled and are recognized as an expense through accumulated losses as of September 30, 2022.

4.    Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

A)	Derived from the unaudited condensed statement of operations of EBAC for the nine months ended September 30, 2022 (after translating from $ into CHF).

B)	Derived from the unaudited consolidated statement of loss of Oculis for the nine months ended September 30, 2022.

C)	Derived from the audited consolidated statement of operations of EBAC for the period from January 8, 2021 (inception) through December 31, 2021 (after translating from $ into CHF).

D)	Derived from the audited consolidated statement of loss of Oculis for the year ended December 31, 2021.

Pro forma Transaction Accounting Adjustments:

a)

To reflect an adjustment to eliminate general and administrative expenses - related party which represent reimbursement to the Sponsor for the office space, administrative and support services provided to EBAC. The service agreement between the Sponsor and EBAC will terminate upon the closing of the Business Combination.

b)	To reflect an adjustment to eliminate interest and dividend income earned on investments held in the trust account.

c)

To reflect an adjustment to record the IFRS 2 Oculis share listing service cost described in Note 3j of CHF 30.9 million under the no redemption scenario and the additional charge of CHF 4.6 million for a total listing service cost of CHF 35.5 million under the maximum redemption scenario, for the year ended December 31, 2021.

d)	To reflect an adjustment to eliminate finance expense on accrued dividends for Oculis Series B and C preferred shares assuming that preferred shares exchanged for the New Parent Shares.

e)

To reflect the estimated Oculis transaction costs of CHF 3.3 million and CHF 2.6 million be expensed as part of the Business Combination in Scenario 1 and 2 accordingly. The incremental change of CHF 0.3 million was recorded in Scenario 2, as described in the Note 3(k). These costs are a nonrecurring item.

f)	To reflect pro forma adjustment to derecognize the currency exchange gain and loss from revaluation of the Series C long-term liability assuming preferred shares exchanged for the New Parent Shares.

g)

The pro forma basic and diluted net loss per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of New Parent Shares outstanding as if the Pro Forma Transactions occurred on January 1, 2021. The calculation of weighted-average shares outstanding for pro forma basic and diluted net loss per share assumes that the shares issuable in connection with the Pro Forma Transactions have been outstanding for the entirety of the statements of operations periods presented.

Pro forma weighted-average common shares outstanding—basic and diluted is calculated as:

	Scenario 1 (Assuming No Redemptions for Cash)		Scenario 2 (Assuming Maximum Redemptions for Cash)
	Shares	%	Shares	%

Weighted-average shares calculation - basic and diluted
New Parent Class A common stock owned by Sponsors	2,846,618	6.5%	2,846,618	8.2%
New Parent Class A common stock owned by public stockholders	12,824,862	29.4%	3,941,953	11.3%
Issuance of New Parent Class A common stock in connection with closing of the PIPE Financing	6,330,391	14.5%	6,330,391	18.2%
Issuance of New Parent Class A common stock in connection with closing of the Convertible Loan Agreement	1,267,000	2.9%	1,267,000	3.6%
Issuance of New Parent Class A common stock to Oculis stockholders in connection with Business Combination	20,348,322	46.7%	20,348,322	58.6%

Pro forma weighted-average shares outstanding - basic and diluted	43,617,193	100.0%	34,734,284	100.0%

Pro forma net loss for the nine months ended September 30, 2022 (in CHF thousands)	(19,646)		(19,646)
Pro forma basic and diluted net loss per share for the nine months ended September 30, 2022, Class A common stock (1)	(0.45)		(0.57)
Pro forma net loss for the year ended December 31, 2021 (in CHF thousands)	(46,215)		(51,104)
Pro forma basic and diluted net loss per share for the year ended December 31, 2021, Class A common stock (1)	(1.06)		(1.47)

(1)

The Earnout Consideration is excluded from the table above because the shares are contingently forfeitable if the price targets are not achieved during the Earnout Period. Outstanding options and warrants are excluded because they are anti-dilutive.

BUSINESS OF NEW PARENT BEFORE THE BUSINESS COMBINATION

The information provided below pertains to New Parent prior to the Business Combination. As of the date of this proxy statement/prospectus, New Parent has not conducted any material activities other than those incident to its formation and to the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the preparation of this proxy statement/prospectus. Upon the terms and subject to the conditions of the Business Combination Agreement, EBAC and Oculis will effect a transaction, the result of which is New Parent will become the ultimate parent of EBAC and Oculis. For information about New Parent’s management, stock ownership and corporate governance following the Business Combination, please see the section entitled “Management of New Parent After the Business Combination.”

Incorporation

New Parent was incorporated as a Swiss stock corporation on October 31, 2022, with a share capital of CHF 100,000 divided into 10,000,000 registered shares with a nominal value of CHF 0.01 each.

Proposed Articles of Association

Prior to or simultaneously with consummation of the Business Combination and immediately after the completion of the Business Combination, New Parent’s current articles of association will be amended and restated in their entirety to be in the form of the Proposed Articles of Association as Annex B to this proxy statement/prospectus. New Parent’s current articles of association may be amended at any time prior to or after the consummation of the Business Combination by a resolution of New Parent’s shareholders subject to the quorum required by law or the articles of association. For more information, please see the section entitled “Description of New Parent Securities and Proposed Articles of Association.”

Name

New Parent is registered with the Commercial Register of the Canton of Zug, Switzerland under the registration number CHE-396.695.611 and the legal name Oculis Holding AG. New Parent’s legal name will remain unchanged following the consummation of the Business Combination.

Official Seat

New Parent’s official seat (Zug) is in Zug, Switzerland and its business address is Bahnhofstrasse 7, 6300 Zug, Switzerland. It is expected that the mailing address of New Parent’s principal executive office will move within two months after the Acquisition Closing to Oculis Holding AG, EPFL Innovation Park, Bat D 3e Route J-D. Colladon, CH-1015 Lausanne, Switzerland.

Financial Year

New Parent’s financial year runs from January 1 up to and including December 31.

Subsidiaries

In connection with the transactions contemplated by the Business Combination Agreement, New Parent has formed each of Merger Sub 1, Merger Sub 2 and Merger Sub 3, which are direct wholly owned subsidiaries of New Parent. None of Merger Sub 1, Merger Sub 2 and Merger Sub 3 have conducted any material activities other than those incident to its formation and the pending Business Combination and only have nominal assets consisting of cash and cash equivalents.

Sole Shareholder

EBAC is currently the sole shareholder of New Parent. In connection with the Business Combination, the EBAC Shareholders, the Oculis Shareholders and the PIPE Investors will become shareholders of New Parent pursuant to the Acquisition Mergers and the transactions contemplated thereby.

Board of Directors

New Parent’s Board (Verwaltungsrat) is, as of the date of this proxy statement/prospectus, composed of 2 directors: Riad Sherif and Eduardo Bravo Fernandez de Araoz. Upon completion of the Business Combination, Eduardo Bravo Fernandez de Araoz expects to resign from the New Parent Board and we expect that the New Parent Board will consist of Christina Ackermann, Lionel Carnot, Pravin Dugel, Martijn Kleijwegt, Geraldine O’Keeffe, Anthony Rosenberg and Riad Sherif.

Legal Proceedings

As of the date of this proxy statement/prospectus, New Parent was not party to any material legal proceedings. In the future, New Parent may become party to legal matters and claims arising in the ordinary course of business, the resolution of which New Parent does not anticipate would have a material adverse impact on its financial position, results of operations or cash flows.

Properties

As of the date of this proxy statement/prospectus, New Parent has leased its office at Bahnhofstrasse 7 in Zug, Switzerland.

Employees

As of the date of this proxy statement/prospectus, New Parent has no employees.

BUSINESS OF OCULIS AND CERTAIN INFORMATION ABOUT OCULIS

Unless the context otherwise requires, all references in this section to “we,” the “Company,” “us,” or “our” refer to Oculis SA and its subsidiaries prior to the consummation of the Business Combination, which will be the business of the post-combination company and its subsidiaries following the consummation of the Business Combination.

Company Overview

We are a clinical-stage biopharmaceutical company, based in Switzerland, with substantial expertise in therapeutics used to treat ocular diseases, and engaged in the development of innovative drug candidates which have the potential to address many eye-related conditions. Our mission and vision is to improve the health and quality of life of patients around the world by developing medicines that save sight and improve eye care for patients. To realize this vision, we intend to become a global leader in ocular therapeutics.

Our focus is on advancing therapeutic candidates intended to treat significant ophthalmic diseases which result in vision loss, blindness or reduced quality of life, and for which prevalence is growing and there are currently inadequate, limited or no treatment options. Our clinical portfolio currently consists of three therapeutic candidates: OCS-01, OCS-02 and OCS-05. Our lead product candidate, OCS-01, is currently being evaluated in two ongoing Phase 3 clinical trials: for the treatment of diabetic macular edema (“DME”), and for the treatment of inflammation and pain following cataract surgery. Our second product candidate is OCS-02, for which we anticipate initiating two Phase 2b clinical trials in the first half of 2023, evaluating: its use as a potential treatment for keratoconjunctivitis sicca, or dry eye disease (“DED”), and its use as a potential treatment for non-infectious anterior uveitis. Our third product candidate is OCS-05, which is a novel neuroprotective agent with potential application in multiple indications, including glaucoma, geographic atrophy (“GA”) , diabetic retinopathy (“DR”), and neurotrophic keratitis. We are initially evaluating OCS-05 as a potential treatment for acute optic neuropathy (“AON”) for which there are no currently approved therapeutic treatments. OCS-05 was placed on clinical hold in 2016, and we in-licensed it from Accure in 2022 with plans to clear this clinical hold (please see paragraph entitled “—OCS-05 was placed on a clinical hold by the FDA in 2016” in this section and the section entitled “Certain Information About Oculis” below for further discussion on this clinical hold, the risks it poses for our business, and the steps we must take in order to clear the clinical hold).

Summary of Our Clinical Product Candidates Portfolio

OCS-01 is based on the OPTIREACH® technology, OCS-02 is a single chain antibody fragment (ScFv) against TNFá and OCS-05 is a SGK-2 activator peptidomimetic small molecule with novel MoA targeting the activation of the trophic factor pathways. The Company’s additional earlier stage development candidates are discussed in the section under the header “Our clinical development candidates” below.

Utilizing our internal core competency in formulation discovery and drug development capabilities, together with extensive licensing, collaboration and acquisition activities, we have assembled a pipeline of attractive development candidates that include both late-stage clinical candidates as well as earlier stage preclinical initiatives. Our clinical candidate portfolio includes:

OCS-01

Our lead candidate is OCS-01, a novel formulation (ophthalmic suspension) of dexamethasone at high concentration, designed to enhance drug penetration into both the anterior and posterior segments of the eye with enhanced persistence following topical application. We are evaluating OCS-01 for use as a potential treatment for DME and also a potential treatment for inflammation and pain following ocular surgery with further benefit in potentially treating cystoid macular edema (“CME”), a significant complication following ocular surgery. Using our proprietary Optireach® technology, OCS-01 was developed to be an eye drop drug capable of treating diseases affecting the retina, which is at the back of the eye. This approach is in contrast to currently available therapies, which require the use of more invasive treatments such as ocular implants or intravitreal injections to deliver medication to the retina. Furthermore, current treatment of DME often involves multiple intravitreal injections. Given the burden of therapy, FDA-approved therapeutics are not widely used for early disease intervention, despite the deterioration in visual acuity in 19% of patients within two years. We estimate that treatment might be further complicated by a suboptimal response at 12 weeks in approximately 40% of patients.

OCS-01 is a topical dexamethasone formulation which we believe is capable of delivering therapeutic levels of drug to the retina via eye drop, a route of administration for DME treatment that may enable earlier treatment intervention and thereby significantly increase the proportion of patients being treated as well as increase the prescribing physician base by providing a treatment option to general ophthalmologists. We are currently not aware of the existence of any other eye drop treatment for DME which is in a similar or more advanced stage of active clinical development; however, we cannot guarantee that OCS-01 will receive regulatory approval. Our Phase 2 clinical trial in DME met the key efficacy endpoints of central macular thickness (“CMT”) and best-corrected visual acuity (“BVCA”) with statistical significance. Our Phase 2 clinical trial in inflammation and pain after cataract surgery met its primary endpoint with statistical significance in the OCS-01 once-daily cohort and key secondary efficacy endpoints. Ocular tolerability was not significantly different between the OCS-01 and vehicle groups across clinical trials with the exception of change in intraocular pressure (“IOP”), consistent with known effects of topical steroids, including dexamethasone. We have concluded an affirming End-of-Phase 2 meeting with the FDA. We have initiated Phase 3 clinical evaluations in both indications and expect the results from the Stage One portion of our Phase 3 DME clinical trial and the Phase 3 clinical trial for the treatment of inflammation and pain related to cataract surgery to be available in mid-2023.

The total U.S. prevalence of DME in 2022 is estimated at 2.96 million, with the diagnosed U.S. prevalence estimated at 1.75 million by the Decision Resources Group DME Landscape November 2020 report. The same report estimates that 875 thousand U.S. DME patients were treated with drugs in 2022, leaving 879 thousand U.S. patients diagnosed but untreated. These 879 thousand patients are a key addressable market segment for OCS-01. Additionally, OCS-01 is also intended to address the market segment of patients with suboptimal response to anti-VEGF therapy. A study published in the American Journal of Ophthalmology in 2016 found that nearly 40% of patients treated with anti-VEGF therapy had suboptimal responses at 12 weeks. By applying this figure to the number of treated U.S. patients, we estimate that suboptimal response occurs in 350 thousand patients. In total, we estimate that 1.2 million DME patients in the United States are addressable by OCS-01.

The Informa Meddevicetracker Ophthalmic Surgical Products Market October 2017 report estimates that nearly 6.5 million ocular surgeries (which typically require inflammation and pain management post-surgery) were performed in 2019 in the United States. A study published in Investigative Ophthalmology and Visual Science, an Association for Research in Vision and Ophthalmology journal in 2021 estimates that approximately 30% of patients who received cataract surgery from 2012 through 2019 had diabetes, a known risk factor for CME following cataract surgery. Given our observations in clinical studies that OCS-01 treatment led to improvements in visual acuity and macular thickness in patients with DME, we believe OCS-01, if approved for inflammation and pain following ocular surgery, would mainly be used in patients with higher risk of developing CME, a patient segment which is estimated to be approximately 2 million per year in the United States.

OCS-02

We are also advancing the clinical development of OCS-02, a next-generation biologic treatment for both DED and non-infectious anterior uveitis. Differentiating OCS-02 is its use of a single chain antibody fragment formulation directed against the cytokine human tumor necrosis factor alpha (“TNFα”), to enable the topical delivery of an anti-TNFα construct at increased concentrations. The anti-inflammatory and anti-necrotic properties of therapeutics inhibiting TNFα activity are well established with anti-TNF pharmaceuticals already approved as systemic treatments for ocular disease. In addition, we are advancing the development of OCS-02 in conjunction with the development of a potentially novel genetic biomarker intended to identify patients who may have a greater response to OCS-02 therapy. Two Phase 2 clinical trials in patients with symptoms of DED were conducted (the first with the predecessor of OCS-02, and the second with OCS-02), as well one Phase 2 clinical trial in acute anterior uveitis. Topical ocular administration of OCS-02 was associated with improvements in the global ocular discomfort score versus vehicle in patients with DED, and with reaching a pre-specified responder rate in patients with non-infectious anterior uveitis, as well as being well tolerated in all three studies. We plan to commence two Phase 2b trials for OCS-02 (one in DED in signs, and one in uveitis) and expect results of these trials to be available in 2024.

We estimate the segment of DED patients in the United States addressable by OCS-02 (patients with moderate or severe DED) to be approximately 10 million patients. This comprises an estimated 8.1 million patients with moderate DED and 1.5 million patients with severe DED (based on the rates of 42% moderate and 8% severe patients as reported in a study published in the American Journal of Ophthalmology in 2017 of a total of approximately 19.4 million diagnosed prevalent cases of DED in the U.S. as estimated by Decision Resources Group Dry Eye Disease Landscape and Forecast, December 2020).

We also estimate OCS-02 could help address a medical need in patients suffering from either chronic or recurring non-infectious anterior uveitis. This addressable patient population is estimated to be approximately 130,000 in the United States based on a prevalence rate of non-infectious uveitis of 121 per 100,000, applied to the U.S. population and the fact that anterior uveitis is the most prevalent form representing 81% of all cases, as found in a study published in the Journal of the American Medical Association Ophthalmology in 2016, and based on a prevalence of recurrent and chronic disease being estimated at 51%, as found in a study published in the Journal of the American Medical Association Ophthalmology in 2013.

OCS-05

Our third clinical candidate is OCS-05, a novel serum/glucocorticoid-regulated protein kinase 2 (“SGK2”) activator peptidomimetic small molecule, in development as a potential disease modifying neuroprotective agent against neurological damage to the optic nerve. We are initially developing OCS-05 as a potential therapeutic to treat AON, a rare disease with high unmet need as currently, there is no treatment which is approved by the FDA or European Commission for AON. OCS-05 has been granted Orphan Drug Designation by both the FDA and the European Commission for this indication. OCS-05 has been studied in preclinical studies suggesting efficacious neuroprotective and remyelinating activity, as well as in a European Phase 1 clinical trial in healthy volunteers in which OCS-05 was observed to be well tolerated. We are currently conducting a First-in-Patient clinical trial of OCS-05 in AON in France to test the candidate’s tolerability, and we also plan to conduct IND-enabling activities for OCS-05 in the United States. Should the clinical results of our AON trial prove sufficiently compelling, we intend to evaluate the promise of OCS-05 to treat other neuro-ophthalmic disorders such as geographic atrophy, glaucoma, diabetic retinopathy and neurotrophic keratitis. OCS-05 was placed on a clinical hold in 2016, and we in-licensed it from Accure in 2022 with plans to clear this clinical hold (please see paragraph entitled “—OCS-05 was placed on a clinical hold by the FDA in 2016” in this section and the section entitled “Certain Information About Oculis” below for further discussion on this clinical hold, the risks it poses for our business, and the steps we must take in order to clear the clinical hold).

Additional development initiatives

In addition to these five clinical development programs involving the three clinical candidates, we also are engaged in a number of earlier preclinical development initiatives, including the evaluation of OCS-03 as a possible treatment for corneal neovascularization, a common disorder caused by the aberrant development of new blood vessels into the cornea and pterygium, a pink colored growth that originates in the conjunctiva. We are assessing the preclinical candidate OCS-04 as a potential therapeutic to prevent rejection in patients receiving corneal transplants.

Our Executive Management Team

We are led by an experienced management team, composed of individuals who have extensive backgrounds in drug discovery and development, clinical trial design and operations, regulatory affairs, business development and commercial and general management at both large pharmaceutical companies and emerging biopharmaceutical organizations. Collectively, our management team has a track record of advancing new drug candidates through regulatory approval and successful commercialization. The expertise of our management team is complemented by our board of directors, which includes many accomplished industry veterans with significant capabilities in guiding the success of emerging biopharmaceutical companies such as ours. Since our inception we have raised approximately $110 million from leading North American, European and Asian life science venture capital investors including Brunnur Ventures (Brunnur vaxtarsjodur slhf.), BVCF Management (BEYEOTECH), Novartis Bioventures Ltd., and Pivotal Partners, among others. Please note that prospective investors should not rely on these named investors’ investment decisions, as each of such investor’s risk tolerance and investment strategy and goal may be different those of other prospective investors. Further, because these investors acquired their shares in rounds from financing earlier than the PIPE, during which times Oculis’ business activities were less advanced than at the time of the PIPE, they acquired their shares at prices that, giving effect to their conversion to New Parent Shares, were lower than the price per share paid by PIPE Investors.

Our Strategy

We intend to become a leader in developing therapeutics to address ocular diseases characterized by significant medical needs with large market opportunities. To accomplish this objective, we plan to focus on successful completion of our key strategic initiatives, which include:

•	Executing the Phase 3 development of OCS-01 for DME.

Based on results achieved in the Phase 2 trial, we have progressed to a Phase 3 trial of OCS-01 in DME which is currently ongoing. We believe the use of OCS-01 formulated as a non-invasive, self-administered eye drop, could, if approved, promote a shift in the current treatment paradigm to allow earlier intervention and increase both the treated patient population and the prescribing physician base.

•

Advancing the ongoing Phase 3 clinical trial of OCS-01 as a potential therapeutic for inflammation and pain following ocular surgery with potential further differentiating benefit for patients with elevated risk of CME.

We are currently conducting a Phase 3 clinical trial of OCS-01, a novel formulation of dexamethasone which incorporates our proprietary Optireach technology, to evaluate its efficacy in treating inflammation and pain following ocular surgery. OCS-01 is differentiated in this indication by its potential ability to deliver therapeutic drug levels to the back of the eye. We intend to run a proof-of-concept trial to explore further the efficacy of OCS-01 in treating edema in CME. We believe this distinction of benefit in CME, if supported by this study, and if OCS-01 is approved, may enable us to achieve enhanced market access.

•	Pursuing the late-stage clinical development of OCS-02, our next-generation anti-TNFα biologic.

Based on results achieved in three Phase 2 clinical trials, we intend to advance OCS-02 into Phase 2b clinical trials to assess its clinical benefit in treating both DED and non-infectious anterior uveitis. OCS-02 is differentiated by its use of single-chain antibody fragment formulation technology, which enables the topical delivery of an anti-TNFα agent. We are advancing the development of OCS-02 in conjunction with further validation of a potential novel genetic biomarker intended to identify patients who may demonstrate an enhanced response to OCS-02 therapy and believe this precision medicine approach may allow the candidate to deliver superior outcomes in this patient group, if approved.

•	Evaluating OCS-05 in AON and additional indications to potentially access larger market opportunities.

The differentiated mechanism of action of OCS-05, coupled with its potential disease modifying neuroprotective properties, suggests potential benefits across many of the more pervasive neurological pathologies of the eye including geographic atrophy, diabetic retinopathy, glaucoma and neurotrophic keratitis. We initially intend to assess the safety of OCS-05 as a treatment for AON and are currently evaluating OCS-05 in a First-in-Patient study called the ACUITY (as defined below) trial. There is currently no approved therapy for treatment of AON. OCS-05 has been granted Orphan Drug Designation by both the FDA and the European Commission. We believe that demonstration of therapeutic benefits in AON may provide compelling support for the exploration of OCS-05 in larger market opportunities.

•	Leveraging our internal formulation discovery and strengthening our development pipeline through robust licensing and acquisition activities.

We intend to complement our ongoing development programs by accessing additional innovative product candidates and technologies through in-licensing, strategic collaborations and acquisitions. We believe that the depth of our formulation discovery and drug development expertise specific to ocular therapeutics, coupled with the industry network of our executive management, board of directors and advisors, provide us with the differentiated set of capabilities necessary to identify and advance products candidates successfully in this therapeutic category.

•	Evaluating and selectively entering into strategic collaborations to maximize the potential of our pipeline and the scope of our product portfolio.

We have retained rights globally to all of our indications, including our lead product candidate OCS-01, for the potential treatment of DME and inflammation and pain following ocular surgery; OCS-02 for the potential treatment of DED and non-infectious anterior uveitis; and OCS-05 as a neuroprotective agent. Given the potential to treat patients worldwide, we may opportunistically enter into strategic collaborations around certain product candidates, diseases or geographic regions.

Diseases and disorders of the eye

Numerous diseases and disorders, many of which represent significant medical needs, are associated with the human eye. Ocular diseases which may result in significant visual impairment or blindness include retinal diseases such as DME, macular degeneration (including GA), DR, and retinal vein occlusion (“RVO”); disorders caused by swelling and inflammation such as DED, corneal keratitis and uveitis; and glaucoma, among other disease states. The global market for therapeutics used to treat eye disease is estimated to have exceeded $22 billion in 2020. We employ our substantial expertise in the development of therapeutics, in particular pharmaceuticals used to treat ocular diseases, to potentially address many currently intractable eye-related conditions. Our focus is on developing innovative drug candidates to address significant and growing ophthalmic diseases, which result in vision loss, blindness or reduced quality of life, for which there are currently limited treatment options.

Our clinical development candidates

Utilizing our internal formulation discovery and drug development capabilities, together with extensive licensing, collaboration and acquisition activities, we have assembled a pipeline of attractive development candidates that include both late-stage clinical candidates as well as earlier stage preclinical initiatives. Our clinical portfolio is made up of (i) OCS-01, currently in two ongoing Phase 3 clinical trials, one Phase 3 trial (in Stage One of two stages) evaluating its use as a treatment for DME and the other Phase 3 trial assessing its utility to treat inflammation and pain following ocular surgery; (ii) OCS-02, which we anticipate entering two Phase 2b clinical trials, the first evaluating its use as a potential treatment for keratoconjunctivitis sicca, or DED, the second trial evaluating its potential use as a therapy for the treatment of non-infectious anterior uveitis; and (iii) OCS-05, a novel neuroprotective agent with potential application in multiple indications, including glaucoma, GA, and DR, which we are initially evaluating as a potential treatment for AON. A detailed assessment of each of these clinical candidates is contained in the descriptions provided below.

OCS-01

Key program highlights:

•	Use of proprietary Optireach® technology enables enhanced drug penetration and residence time.

•	Topically delivered formulation design to allow non-invasive self-administration for front and back of the eye.

•	May enable earlier disease intervention if approved, potentially attracting an expanded patient population and expanded prescribing physician base.

•

Phase 2 trial in DME met pre-specified efficacy endpoints for reduction in CMT and improvement in BCVA, and the Phase 2 trial in ocular surgery met reduction in inflammation and pain endpoints (statistical significance on those endpoints reached in both trials).

•	Data readouts for the Stage One portion of the Phase 3 DME clinical trial and topline data from the Phase 3 clinical trial in ocular surgery are expected in mid-2023.

•	Estimated 1.2 million total addressable U.S. DME patients; estimated 2 million total addressable U.S. patients with inflammation and pain after ocular surgery.

Our lead development candidate OCS-01 is a 1.5% suspension of the anti-inflammatory corticosteroid dexamethasone for use as a potential treatment for DME and for inflammation and pain following ocular surgery with potential benefit for patients at high risk for CME following ocular surgery. In contrast to currently available formulations of dexamethasone, which require the use of more invasive treatments such as an implant or intravitreal injection to deliver the medication to the retina, differentiating OCS-01 is our use of the proprietary Optireach® technology, which enables the topical delivery, as an eye drop, of dexamethasone to the back of the eye for the treatment of diseases affecting the retina. OCS-01 is a topical dexamethasone formulation which we have observed in clinical trials to be capable of delivering therapeutic levels of drug to the retina via eye drop, a route of administration for DME treatment that may enable earlier treatment intervention and thereby significantly increase the proportion of patients being treated as well as increase the prescribing physician base by providing a treatment option to general ophthalmologists. We are currently not aware of the existence of any other eye drop treatment for DME which is in a similar or more advanced stage of active clinical development; however, we cannot guarantee that OCS-01 will receive regulatory approval.

We completed Phase 2 clinical trials in which we observed: In DME, a statistically significant improvement in both BCVA and CMT, and in inflammation and pain following ocular surgery, a statistically significant increase in the proportion of subjects with absence of inflammation and pain under OCS-01 treatment versus vehicle and have concluded an affirming End-of-Phase 2 meeting with the FDA. We have initiated Phase 3 clinical evaluations in both indications. We expect the results from the Stage One portion of our Phase 3 DME clinical trial and the Phase 3 clinical trial evaluating the potential of OCS-01 to treat inflammation and pain related to ocular surgery to be available in mid-2023.

Dexamethasone is a widely studied and well characterized pharmaceutical commonly used to treat a range of inflammatory conditions and is currently included on the World Health Organization’s List of Essential Medicines. It may be administered orally, by injection, or topically. Specific to ocular disorders, dexamethasone intravitreal implants have been approved by the FDA to treat DME, uveitis and macular edema caused by RVO. Dexamethasone is also used as an ophthalmic suspension for ocular inflammation though the required frequency of dosing in order to achieve a therapeutic effect often limits its utility.

We are developing OCS-01 as a g cyclodextrin-based formulation of dexamethasone, using the Optireach® delivery technology, in order to enhance its residence time at the anterior segment and its penetration into the posterior segment of the eye following topical application. The increased drug residence time produced by the delivery vehicle, combined with enhanced drug penetration allows for increases in drug concentration of more than 15-fold over conventional dexamethasone. We are currently not aware of the existence of any other topically administered formulation of dexamethasone or other active pharmaceutical ingredient in development intended to deliver sustained therapeutic levels of drug to diseased tissue at the back of the eye.

The Optireach® technology enables the topical delivery of therapeutics to the back of the eye.

OCS-01 for DME

We are advancing OCS-01 as a treatment for DME, which is a complication of diabetes and is caused by the progressive growth of new blood vessels under the retina that leak fluid and lipids, leading to swelling of the macula, which can result in significant blurring of vision and contribute to the risk of blindness from DR. DME is strongly associated with uncontrolled blood sugar levels, high blood pressure and high cholesterol. An estimated 5.5% of diabetics worldwide are affected by the disease. It is a leading cause of blindness among the U.S. adult population. In the G7 countries (the United States, France, Germany, Italy, Spain, UK and Japan), the market for the treatment of DME is estimated to have totaled approximately $3 billion in 2019.

DME is estimated to impact three million people in the United States alone. Of those three million, we estimate that 1.2 million patients in the United States are addressable by OCS-01.

We are currently conducting Stage One (of two stages) of our ongoing Phase 3 DIAMOND trial in study sites in the United States (pursuant to the protocol filed to the IND in 2021), Hungary, and Spain. The number of countries and sites for Stage Two of the study has not been determined as of December 2022.

Limitations of current treatments for DME

The DME disease onset may initially go unnoticed and as a result an estimated 46% of patients with DME may go undiagnosed. A study by the American Academy of Ophthalmology indicates that, among diagnosed patients, fewer than half are treated, with therapeutic intervention used most commonly in the one-third of patients who have moderate to severe visual impairment. Pharmacotherapy involves the invasive administration of a monoclonal antibody therapeutic targeting the vascular endothelial growth factor (“VEGF”) receptor to inhibit blood vessel growth. However, we estimate that approximately 40% of patients have a suboptimal response to therapy after 12 weeks of anti-VEGF treatment, according to the results of a study published in the American Journal of Ophthalmology in 2016. Moreover, multiple intravitreal injections are required to maintain a therapeutic effect, which necessitates an increased treatment burden on patients, their caregivers and healthcare providers. The utility of anti-VEGF therapy is further complicated by compliance issues, with patients in clinical practice estimated to receive only around 30% of the treatments given to participants in the clinical trials which led to these therapeutics’ approval for this indication. Patients whose disease progresses while on anti-VEGF therapy may then receive a steroid implant, or laser photocoagulation of the retina.

Currently, physicians often do not treat patients who present with DME in its earlier stages of progression (patients with recent disease onset or mild visual impairment), a category that makes up approximately 67% of diagnosed patients with symptoms. We believe this decision to observe and not intervene is often driven by the significant burden current treatment options (laser photocoagulation, frequent intravitreal injections, intravitreal implants) place on the patient, as well as the expense and significant demands placed on healthcare resources. FDA approved therapeutics are not widely used for early disease intervention, despite the deterioration in visual acuity of approximately five letters, the equivalent of one line, or more in 19% of this patient population within two years.

OCS-01’s innovation and differentiation

OCS-01 is in development to be a topical treatment for DME, and we are currently not aware of the existence of any other eye drop treatment for DME which is in a similar or more advanced stage of active clinical development. In addition to this potential breakthrough advancement, we believe that an eye drop therapy would allow for easy, accessible, low-burden self-administration of treatment for DME and would therefore significantly address the limitations of current, invasive therapies for DME. We expect that OCS-01, if approved, could address patients who are diagnosed with DME, with recent onset of disease or mild visual impairment and who are therefore currently observed and untreated, as well as patients who are diagnosed with DME and who have a suboptimal response to anti-VEGF intravitreal injections. We estimate that this segment of patients in the United States alone totals 1.2 million.

OCS-01 has produced clinical trial results which support its continued development as a potential treatment for DME

In our DX-211 Phase 2 clinical trial which evaluated the use of OCS-01 as a treatment for DME, patients who received OCS-01 demonstrated a statistically significant improvement from baseline in key measurements of therapeutic efficacy. In this randomized, double blinded trial of 144 DME patients with 2:1 randomization (OCS-01 vs. Vehicle), 99 of the trial participants self-administered OCS-01 eye drops three times per day over a 12-week period, with 45 participants administered vehicle only. As noted in the graphic presented below, OCS-01 demonstrated improvements in both CMT and BCVA, key metrics of clinical efficacy, with OCS-01 producing a 56.8 least squares mean (“LSM”) change in CMT from baseline as compared to a 20.1 change for the vehicle group and a 2.6 positive change in BCVA as compared to 1.0 for the vehicle group as measured using a standard 5 letter/line Early Treatment Diabetic Retinopathy Study (“ETDRS”) letters chart.

OCS-01 generated improvements in both CMT and BCVA measurements.

(According to Wasserstein RL, Lazar NA. The ASA’s Statement on p-Values: Context, Process, and Purpose. Am Stat. 2016;70(2):129–33., p-value is “the probability under a specified statistical model that a statistical summary of the data (e.g., the sample mean difference between the 2 compared groups) would be equal to or more extreme than its observed value.” This trial (DX211) was designed as a Phase 2 clinical study. Accordingly, the pre-specified alpha defined for the study was 0.15. The study met the above endpoints with statistical significance.)

More pronounced results were achieved among patients who entered the trial with worse visual acuity at baseline. As noted in the chart presented below, among participants whose baseline BCVA score as measured by an EDTRS letters test was less than or equal to 65, OCS-01 generated a mean improvement in BCVA of 3.8 letters and in CMT of 77.4 µm in contrast to the 0.9 letters and 23.1µm improvement noted among trial participants who received vehicle. We have incorporated this appreciation of effect into our ongoing Phase 3 DIAMOND trial in which a baseline BCVA score of less than or equal to 65, but equal or greater than 24, are the inclusion criteria. The trial design of DIAMOND was reviewed by the FDA as part of our End-of-Phase 2 meeting with the agency.

Improvements in both CMT and BCVA were greater among patients with lower baseline visual acuity .

Treatment emergent adverse events (“AEs”) were noted in 32 of the 99 trial participants who received OCS-01, with the most prevalent AE being an increase in intraocular pressure (“IOP”), which was observed in 21 of the 99 patients in the active group. These findings of increased IOP were consistent with our expectations given glucocorticoids’ well-known ocular safety profiles, including the profile of an approved dexamethasone ocular implant. Patients who encountered IOP consistently noted the increase during the beginning phase of the trial and the increase reversed after discontinuation of drug candidate dosing. No patients discontinued the trial due to IOP increase. Overall, the IOP effects observed in our trial were consistent with what is generally expected given established ophthalmic use of dexamethasone. Other AEs observed during clinical trials included conjunctival hemorrhage and eye pain, which was not noted among patients who received OCS-01.

Aside from increased IOP, eye irritation and ocular hypertension were observed in three patients each, while individual instances of cataract subcapsular, eyelid erythema, ocular hyperaemia, and posterior capsule opacification were noted, as was a single instance of a decline in BCVA by 15 letters or more. Except for increased IOP, AEs of a similar nature and number were noted among trial participants who received vehicle. No AE led to trial discontinuation by any patient. While OCS-01 may contribute to a slightly accelerated onset of cataracts, we do not believe this issue is significant given the likelihood that the patient population expected to be treated with this drug, if approved, is more inclined to develop the condition independent of treatment with OCS-01.

The Phase 2 clinical trial results achieved with OCS-01 in treating DME follow outcomes achieved in two earlier small exploratory studies of DexNP (a previous formulation of OCS-01). In one of the studies, which was conducted in Japan, a 22-patient evaluation conducted in 2015 compared the use of a topically delivered g cyclodextrin-based formulation of dexamethasone to the posterior injection of 20 mg triamcinolone acetonide. Used at the time of the trial as an off-label treatment for DME, the g cyclodextrin-based formulation generated significant improvements in visual acuity and decreased macular thickness, comparable to the results achieved using triamcinolone acetonide. The results of this 2015 study confirmed similar findings achieved in another 19-person exploratory Japanese study conducted in 2011.

Phase 3 trial design for OCS-01

Our ongoing Phase 3 clinical evaluation of OCS-01 in DME (DIAMOND) includes two stages. In Stage One, OCS-01 is compared to vehicle to evaluate the safety and efficacy of an alternate dosing regimen using a “loading dose” and a “maintenance dose” (each as defined below). The enrollment target for Stage One is 132 patients. OCS-01 or vehicle is administered six times per day for six weeks (“loading dose”) and then three times per day for six weeks (“maintenance dose”). A previous Phase 3 study of dexamethasone ocular intravitreal implants in DME patients (the “MEAD Study”) demonstrated a dose-response relationship, in which patients who received the higher dose implant showed a greater BCVA gain compared to patients who received the lower dose implant. In an earlier Oculis study, 11 patients who received a previous formulation of OCS-01 (DexNP) six times per day for four weeks experienced a greater CMT reduction than eight patients who received DexNP three times per day. In light of these findings, we believe that a “loading dose” may enhance the therapeutic effect of OCS-01. Key inclusion criteria of our DIAMOND study include: Diabetes mellitus 1 or 2, BCVA between 24 and 65 letters and macular thickness (Central Subfield Thickness or “CST”) of 310 µm or greater.

Upon completion of Stage One, we will evaluate whether to progress to Stage Two of the trial, and if so, using what dosing regimen and sample size. Currently, we intend to conduct two, 52-week pivotal Phase 3 trials. We anticipate that each of these global Phase 3 trials will enroll between an estimated 350 and 450 patients. The primary endpoint of these studies will be the mean change from baseline in BCVA at 52 weeks. Key secondary endpoints are to include the mean change in central retinal thickness, as assessed by spectral domain optical coherence tomography (“SD-OCT”) and the percentage of participants that exhibit ETDRS improvement of 15 letters or more from baseline. Key inclusion criteria are expected to be similar to those used in Stage One of the trial. The Phase 3 (“DIAMOND”) clinical trial design was reviewed by the FDA during an End-of-Phase 2 meeting.

OCS-01 has the potential to expand the number of treated patients and prescribing physicians.

OCS-01 was designed to address two sizeable treatment gaps pervasive among the DME patient population in early on-set and in severe segments. Furthermore, the sustained delivery of the drug to the back of the eye and non-invasive self-administration are unique differentiators to currently available treatments. Addressing the two existing treatment gaps may allow for increased early disease intervention with expanded treatment of retinal edema due to reduced treatment burden and improved access to care. Success in demonstrating therapeutic efficacy to treat the earlier-stages of DME disease progression may promote the use of OCS-01, if approved, among those DME patients whose treatment is currently restricted to observation. We believe that this potential expansion of the patient base to include earlier-stage DME patients may also increase the number of prescribing physicians, with general ophthalmologists, not just retina specialists, more likely to engage in disease management. If approved, OCS-01 may also be used as a non-invasive complement to currently approved therapeutic regimens, including anti-VEGF medications, potentially extending or enhancing the clinical benefit of those treatments particularly among those patients with more advanced diseases whose condition have not responded adequately to the current standard of care protocol.

OCS-01 for ocular surgery patients

We estimate that approximately six million cataract, glaucoma, refractive, and vitrectomy surgical procedures are performed annually in the United States. Inflammation and pain remain an expected consequence of ocular surgery. While steroids have proven to be an effective treatment, compliance and potency are major issues with topical steroids dosed several times per day.

An estimated 30% of the patients who undergo cataract surgery are at an elevated risk for CME. Clinically significant CME occurs in up to 5.8% of cataract surgeries, and 56% of high-risk patients experience clinically significant CME following ocular surgery. Similar to DME, CME involves an accumulation of excess fluid in the macula which distorts central vision. CME is the most significant cause of postoperative vision loss among patients who undergo ocular surgery. Although the specific causes of CME are not well understood, comorbidities including diabetes and uveitis, among other factors, are believed to be significant contributors to disease emergence. In addition to developing OCS-01 to treat DME, we are also developing OCS-01 to treat inflammation and pain following from ocular surgery and conducting a proof-of-concept study in CME to assess its potential in CME treatment. Prior to OCS-01’s commercial launch, if approved, we anticipate to have completed a proof-of-concept trial of OCS-01 as a potential treatment for CME.

Limitations of current therapies for inflammation and pain post ocular surgery and OCS-01’s differentiation

Inexpensive steroids such as prednisone are currently widely prescribed after ocular surgery; but, since they are not formulated to reach the retina, their therapeutic benefit in treating or preventing complications related to CME has not been established. Given that OCS-01 has demonstrated the potential to treat macular edema, as evidenced by CMT reduction and BCVA gain in our Phase 2 DME trial, coupled with additional exploratory data that may be gained from the planned clinical evaluation of OCS-01 in CME, we envision OCS-01 as a well-differentiated potential treatment for inflammation and pain following ocular surgery in patients at higher risk of developing CME, rather than as an alternative to prednisone in the broader ocular surgery market. We believe that this distinction may enable OCS-01 to achieve enhanced pricing and market access, if approved. OCS-01, if approved, may further benefit from anticipated once daily dosing, in contrast to the multiple daily doses required of alternative treatments. A proof-of-concept CME trial is planned to further evaluate the therapeutic efficacy of OCS-01 for this indication and we expect trial results by year-end 2024.

We expect that OCS-01, if approved, could address the segment of patients who have ocular surgery and are at higher risk for CME. We forecast this segment to total approximately 1.9 million patients per year in the United States.

OCS-01 has produced clinical trial results which support its continued development as a potential treatment for inflammation and pain post ocular surgery

We conducted the DX-216 trial, which enrolled 153 patients in a vehicle-controlled, multi-center Phase 2 clinical trial in the United States, to assess the safety and efficacy of OCS-01, dosed once or twice daily, as a treatment for inflammation and pain following cataract surgery. After screening for an anterior chamber cell count of grade 2 or higher, an indication of intraocular inflammation, eligible trial participants were randomized into one of three cohorts, an active drug cohort administered OCS-01 once daily, another active drug cohort administered OCS-01 twice daily, and a third cohort which received vehicle beginning one day after surgery for 15 consecutive days followed by a one-week observation period. The primary endpoints of the trial were the absence of anterior chamber cells at Day 15 and the absence of pain at Day 4. The key secondary endpoints were the absence of anterior chamber cells at Day 4 and 8, and the absence of pain at Days 2, 8, and 15.

The trial met both its primary and secondary endpoints. OCS-01 achieved statistical significance in both primary endpoints for patients who received once daily dosing of OCS-01 versus those who received vehicle. A single daily application of OCS-01 was shown to reduce anterior chamber cells at Day 15 to zero in 51% of trial participants on an intent to treat basis (p<0.001), compared to 19.6% of patients in the cohort that received vehicle alone. The elimination of pain at Day 4 was observed among 72.5% of patients who received once daily dosing of OCS-01 (p<0.005), as compared to 45.1% in the vehicle only cohort.

OCS-01 was also well tolerated in this trial. No serious ocular or systemic AEs were reported, and the rate of non-serious AEs noted during the trial appeared to be largely procedure related. Moreover, no patient displayed an IOP of greater than or equal to 30 mmHg at any time during the trial, nor did any participant experience a change in IOP from baseline of 10 mmHg or more.

The design of our Phase 3 trial follows the Phase 2 trial. Once daily administration of OCS-01 is compared with vehicle over a 15-day period following cataract surgery and the trial involves multiple trial sites throughout the United States. The study design was reviewed with the FDA during the End-of-Phase 2 meeting, and patient randomization for this trial began in July 2022 with trial results expected to be available in mid-2023.

OCS-02

Key Program Highlights:

•	Next-generation biologic in development as a potential treatment for severe DED and non-infectious anterior uveitis using single chain antibody fragment technology targeting TNFα.

•	Eye drop formulation enables localized self-administration, minimizing possible complexity and side effects associated with systemic anti-TNFα treatment.

•	Results from three Phase 2 trials of OCS-02’s predecessor and OCS-02 support moving into Phase 2b trials.

•	Phase 2b trials are planned, with results expected to be available in 2024.

•	Potential proprietary genetic biomarker may enable precision medicine guided patient stratification in DED.

•	Total addressable U.S. DED patient population of approximately 10 million patients.

We are also developing OCS-02 as a next-generation biologic treatment for both DED and as a treatment for non-infectious anterior uveitis. OCS-02 is differentiated by its use of a single chain antibody fragment formulation directed against the cytokine human TNFα to enable the topical delivery of an anti-TNFα construct at increased concentrations. The anti-inflammatory and anti-necrotic properties of therapeutics inhibiting TNFα activity are well established with anti-TNF pharmaceuticals already approved as systemic treatments for ocular disease. In addition, we are advancing the development of OCS-02 in conjunction with the further validation of a potential genetic biomarker intended to identify patients who may have a greater response to OCS-02 therapy and believe this precision medicine approach may allow the candidate to deliver superior outcomes in these patients if approved. Two Phase 2 clinical trials in patients with symptoms of DED were conducted (the first with the predecessor of OCS-02, and the second with OCS-02), as well one Phase 2 clinical trial in acute anterior uveitis. Topical ocular administration of OCS-02 was associated with improvements in the global ocular discomfort score versus vehicle in patients with DED, and with reaching a pre-specified responder rate in patients with non-infectious anterior uveitis, as well as being well tolerated in all three studies. We plan to evaluate OCS-02 in two Phase 2b trials and expect results of the Phase 2b trials to be available in 2024.

TNFα performs important roles in the initiation and propagation of both normal and aberrant immune responses via mechanisms ranging from the stimulation of other cytokines to inflammatory cell recruitment to the alteration of vascular permeability. Inhibition of TNFα has demonstrated significant clinical benefit in the treatment of an array of diseases arising from dysfunctional immune system activity and anti TNFα therapeutics have become among the most widely prescribed biologics. Three anti-TNFα therapeutics (etanercept, sold under the brand name Enbrel®, infliximab, sold under the brand name Remicade®, and adalimumab, sold under the brand name Humira®), have each been studied for use in ocular disease. While the use of antagonists to TNFα have demonstrated favorable efficacy in the treatment of ocular inflammatory diseases, these drugs require intravenous infusion or subcutaneous injection and systemic anti-TNFα therapies are associated with a range of often serious adverse effects. Ocular diseases, such as DED and non-infectious anterior uveitis, involve a local TNFα driven inflammatory process which may not justify general, systemic TNFα-suppressive therapy. The novel design of OCS-02 embracing lower molecular weight single chain antibody fragment technology may enable it to be used in ocular disease as an eye drop for localized administration.

OCS-02 for the treatment of DED

Keratoconjunctivitis sicca, also referred to as DED results from inflammation related to tear gland damage. DED is a multifactorial disease of the tears and ocular surface characterized by ocular surface inflammation and increased osmolarity of the tear film that results in ocular discomfort, visual disturbance and tear film instability. The etiology of DED can involve several deficiencies of the tear film, including the aqueous layer, the lipid layer, mucin layer or a combination of the three layers. The disease often presents as a complication of other diseases, prominently autoimmune disorders such as rheumatoid arthritis, diabetes and Sjogren’s syndrome, which may contribute to its manifestation. As such, DED may afflict individuals with differing severity of burning sensation, a feeling of dryness, and other symptoms of ocular discomfort. In severe cases, vision may be significantly impaired. Although the pathogenesis of DED includes a variety of causes, common consequences are a breakdown of corneal tear film with dehydration of the exposed outer corneal surfaces, ocular surface inflammation and subsequent damage to exposed tissues. Increased concentration of pro-inflammatory cytokines, such as TNFα, in patient tears or conjunctival tissue has been demonstrated to correlate with disease severity.

In 2020, the U.S. DED patient population was estimated to be approximately 37.9 million people and is expected to rise to 41.3 million patients by 2029. The market for prescription medications to treat DED is forecasted to increase to $7.3 billion in the G7 countries (the United States, France, Germany, Italy, Spain, UK and Japan) by 2029 from $3.9 billion in 2019. We estimate the segment of DED patients in the United States addressable by OCS-02 (patients with moderate or severe DED) to be approximately 10 million patients.

Limitations of current therapies and potential for OCS-02 in DED

The DED patient population is significantly underpenetrated with only an estimated 9% of diagnosed patients receiving treatment. The vast majority of patients who do receive treatment are treated with anti-inflammatory drugs, yet among treated patients only 13% achieve lasting relief. Approved topical treatments for DED include Restasis® and Cequa®, which are both formulations of cyclosporine. These drugs act only to increase tear production and are not indicated to reduce DED symptoms. Further limiting cyclosporine’s therapeutic utility is a delayed onset of action necessitating a two to three month steroid bridge, and a stinging sensation on application in some patients. Topical steroids are also often used to treat DED but are contraindicated for long-term use because of their side effects including glaucoma and cataracts.

OCS-02’s differentiation as a potential treatment for DED

Given the central role of ocular inflammation in sustaining the pathology of DED and the utility of anti-TNFα as a highly effective anti-inflammatory agent, we believe the localized application of OCS-02 as an anti-TNFα therapeutic, if approved, may provide a differentiated DED treatment approach, which may avoid undesirable features of current therapies (such as stinging sensation, delayed onset of action, or steroid-related side effects), and which may provide benefit for many patients who do not receive lasting relief from current therapies.

We estimate the segment of DED patients in the United States addressable by OCS-02 (patients with moderate or severe DED) to be approximately 10 million patients.

OCS-02 has produced clinical trial results which support its continued development as a potential treatment for DED

Novartis, from whom we have obtained certain exclusive, worldwide rights to develop and commercialize OCS-02 through a December 19, 2018 licensing agreement (please see the section entitled “—Material Licenses, Partnerships and Collaborations” below), conducted a randomized, multi-center, double-blinded, vehicle control Phase 2 clinical proof-of-concept trial designed to assess the safety and tolerability of OCS-02 and its efficacy in reducing DED symptoms. In the trial, patients were randomized on a 1:1 ratio into two cohorts. For a six-week period, the first trial cohort received a 60 mg/ml ophthalmic solution of OCS-02, while the second received vehicle. Participants in both cohorts self-administered one drop to each eye three times per day. The primary efficacy endpoint of the trial was improvement in the Global Ocular Discomfort Score as compared to vehicle. The Global ocular discomfort score is a composite of discomfort frequency and severity as assessed by a visual analog scale using an electronic patient reported outcome. Improvement results in a reduction of the discomfort frequency or severity, or both, translating into a reduction of the resulting Global Ocular Discomfort Score as compared to baseline. A negative change from baseline indicates improvement. The secondary efficacy endpoint was an assessment of the number of patients that achieved more than 20 points improvement in the global ocular discomfort score. The data generated in this trial, consisting of 67 participants in the active group and 64 in the control group, are presented in the charts below.

OCS-02 generated statistically significant improvement in ocular discomfort as compared to vehicle.

The trial met both primary and secondary endpoints. As is noted in the left chart above, administration of OCS-02 resulted in a statistically significant 7.9 mean point reduction in the global ocular discomfort score from baseline to treatment day 29 as compared to a 3.6 point mean reduction among patients that received vehicle only. In addition, as is noted in the right chart above, OCS-02 generated an improvement in the global ocular discomfort score of greater than 20 points in 12 of the 67 patients, or 18% of total trial participants. A similar level of response was achieved in only 5%, or three of the 64, patients included in the vehicle control group. The results of exploratory endpoints, which included physician graded conjunctival hyperemia, corneal staining, Meibomian gland assessment and tear film osmolarity, were similar across treatment groups. OCS-02 demonstrated a statistically significant improvement in the Global Ocular Discomfort Score compared to vehicle in patients with severe DED. It was well tolerated, with no increase in IOP and minimal systemic drug exposure.

Proprietary genetic biomarker may enable a precision medicine approach to DED

We conducted an exploratory pharmacogenetic analysis focused on the genes relevant to the TNF pathway and Sjogren’s syndrome among those 12 patients who displayed a greater than 20-point improvement in global ocular discomfort score after administration of OCS-02 to investigate a potential association between gene variants and the achieved ocular discomfort score. Among the gene variants analyzed, a correlation between one variant, designated the SNP rs1800693 CC genotype (“CC genotype”), and a greater response to OCS-02 was observed. Patients with this variant displayed a significant reduction in inflammatory factors, including interleukin 1 beta (IL1B), interleukin 8 (IL8) and TNFα. This correlation is evidenced in the messenger RNA (“mRNA”) expression profiles of TNFα presented in the charts below which compared expression levels of patients with the various gene variants at Days 29 and 43 after dosing with either active drug candidate or vehicle. The CC genotype is estimated to be present in 17% to 19% of the general population.

A specific gene variant may enable biomarker based response stratification

We believe that further validation of this genetic biomarker may enable us to identify a specific high response patient population which may allow us to enrich clinical trial enrollment and enhance our ability to evaluate the efficacy of OCS-02 in this indication and subpopulation. We intend to further evaluate the utility of this biomarker during our planned Phase 2b trial of OCS-02.

Phase 2b trial design

In light of the results generated by OCS-02 in its Phase 2 proof-of-concept trials, we plan to advance OCS-02 into a 10-week, estimated 120 patient Phase 2b clinical trial to evaluate the safety and efficacy of OCS-02 in treating the signs of DED. This trial is designed to be a randomized, multi-center, double blinded, vehicle-controlled trial. Following initial screening, trial participants will participate in a two-week run-in period during which time artificial tears will be administered three times daily. The patients that respond to treatment with artificial tears will be excluded from further participation. Patients who continue with the trial will be randomized on a 1:1 basis into either the treatment cohort or the vehicle cohort and receive OCS-02 or vehicle three times daily for eight weeks. The efficacy measures and endpoints of the trial include a significant improvement in signs of DED, such as total corneal fluorescein staining, the percentage of patients with a 10 mm or greater increase in Schirmer’s test, as well as exploratory endpoints evaluating symptoms of DED such as global ocular discomfort compared to vehicle. Biomarker analyses (from tear collection), as well as genotyping of subjects, are additional endpoints of the trial. We expect to commence the Phase 2b clinical trial in the first half of 2023.

OCS-02 for the treatment of non-infectious anterior uveitis

In addition to its potential use as a therapeutic to treat DED, we are also evaluating OCS-02 for use as a treatment option for patients with non-infectious anterior uveitis, including patients with chronic or recurrent non-infectious anterior uveitis who would benefit from a steroid-sparing option.

Uveitis is a condition characterized by the inflammation of the uveal tract but can also cause the inflammation of nearby tissues, such as the retina, the optic nerve, and the vitreous humor. Uveitis is caused by inflammatory responses inside the eye in response to an attack from the body’s own immune system, infection, or trauma and injury to the eye. Uveitis is closely associated with various systemic diseases, including autoimmune disorders, and infectious diseases. However, a significant proportion of uveitis is idiopathic, with no identifiable cause for the disease. It primarily affects people between 20 and 60 years of age but can present at any age. If left untreated, uveitis can cause complications including macular edema, retina scarring, glaucoma, cataracts, optic nerve damage, retinal detachment and permanent vision loss. Uveitis, which can affect one or both eyes, accounts for between 10% to 15% of all cases of blindness in the United States and is the fourth leading cause of blindness in people aged 20-60 years in developed countries.

Loss of vision is correlated with the severity, frequency and duration of inflammatory episodes. Accordingly, the objective of treatment is fast and complete suppression of inflammation. Uveitis is categorized as either anterior, intermediate or posterior uveitis depending on the location of inflammation, or as panuveitis if present in multiple locations. Anterior uveitis is the most prevalent form of the disease and is associated with visual impairment. We estimate that that approximately 51% of patients in the United States who are diagnosed with anterior uveitis experience chronic or recurrent disease.

We estimate OCS-02 to address a patient segment of 129,000 patients with chronic or recurrent, anterior, non-infectious uveitis.

Limitations with the standard of care to treat anterior uveitis

The standard of care for uveitis is corticosteroids, which are administered as topical, intravitreal, periocular or oral depending on the location and severity of the disease. Active non-infectious uveitis is treated with topical corticosteroids. While topical corticosteroids have demonstrated clinical efficacy, their use is associated with a number of adverse ocular and systemic events. Topical ocular corticosteroid use is estimated to cause an increase in IOP of more than 15 mmHg among 4% and 6% of the general population and an increase of between 6 and 15 mmHg in up to one-third of users after daily application for four to six weeks. Persistent elevation in IOP may result in glaucoma, characterized by visual field loss and optic nerve damage, or the formation of cataracts. Incidence of cataract worsening or formation is related to total topical dose and duration. Based on multi-year studies with ocular corticosteroid implants, we estimate that approximately 31-47% more patients developed or experienced worsening of cataracts compared to control arms (sham implants or standard of care).

OCS-02 differentiated as a steroid-sparing treatment for anterior uveitis

Given the limitations related to longer-term steroid use in patients with recurrent or chronic uveitis, we believe OCS-02 has potential as a steroid-sparing treatment alternative. In November 2019, we commissioned a market research report which involved interviews with 14 key opinion leaders, high volume practitioners of uveitis treatment (ophthalmologists and uveitis specialists) and payer experts. The results suggested that physicians are likely to be receptive to prescribing a topical, non-steroidal treatment after initial administration of a topical corticosteroid that may both shorten the duration of topical steroid use and obviate the potential need to advance patients to oral steroids. If approved, OCS-02 may also be appropriate for patients who demonstrate an inability to tolerate steroid treatment.

We estimate OCS-02 to address a patient segment of 129,000 patients with chronic or recurrent, anterior, non-infectious uveitis.

OCS-02 Phase 2 clinical trial results support its continued development as a potential treatment for non-infectious anterior uveitis

Novartis also conducted a Phase 2 clinical proof-of-concept trial to evaluate the use of OCS-02 as a potential treatment for acute anterior uveitis (“AAU”). This trial was a randomized, multi-center, double blinded, active controlled evaluation to assess the safety, tolerability and efficacy of OCS-02 administered for up to 21 days in resolving ocular inflammation in the anterior chamber associated with AAU. A 60 mg/ml ophthalmic solution of OCS-02 was administered to trial participants in the OCS-02 cohort and topical dexamethasone administered to patients in the active-control cohort. Trial participants received a maximum of eight drops daily per treated eye for the first two weeks with dosing tapered for the following two-week period. Response to treatment was defined as a reduction from baseline of 2 or more anterior chamber cell grades.

35 patients completed the trial, with 25 patients in the OCS-02 cohort and 10 patients in the active control cohort. OCS-02 achieved the primary endpoint established for the trial, which was a responder rate in excess of 30%. Among the 25 participants that completed the trial and were treated with OCS-02, 14 patients, or 56%, demonstrated a response to OCS-02 treatment at Day 22, specified as the proof-of-concept treatment period for the trial. In the trial, OCS-02 was observed to be well tolerated. No increase in IOP related to OCS-02 was observed, and no systemic adverse safety signals were observed.

OCS-02 as a treatment for uveitis is to be advanced into a Phase 2b trial

Given the encouraging results generated by OCS-02 in the Phase 2 clinical proof-of-concept trial, we intend to advance this clinical candidate into a Phase 2b trial for evaluation as a therapeutic for non-infectious anterior uveitis with potential as a steroid-sparing alternative to the currently used drugs. Trial parameters to be incorporated into this clinical evaluation are in development.

OCS-05

Key Program Highlights:

•	Potentially unique in treatment paradigm as disease modifying, neuroprotective drug, if approved.

•	Evidence of clinical benefit in AON may support assessment as potential therapeutic for glaucoma, geographic atrophy and diabetic retinopathy, among other indications.

•	Advancing candidate in an ongoing Phase 2 clinical proof-of-concept trial to evaluate its use as a treatment for AON based on compelling European clinical results.

•	Phase 1 study data demonstrated OCS-05 was well-tolerated in 48 healthy volunteers.

In addition to development candidates intended to modulate inflammatory conditions associated with ocular disease pathologies, we are also advancing OCS-05, a small molecule in development as a potential disease modifying neuroprotective agent designed to address neurological damage to the optic nerve. We are initially developing OCS-05 as a potential therapeutic to treat AON. OCS-05 has been granted Orphan Drug Designation by both the FDA and the European Commission for this indication. OCS-05 has been studied in preclinical studies suggesting neuroprotective and remyelinating activity, as well as in a European Phase 1 clinical trial (with 48 healthy volunteers) in which OCS-05 was well tolerated and showed pharmacokinetics (“PK”) with good correlation with its pre-clinical animal studies. We are currently studying OCS-05 in a proof-of-concept trial in AON. Should the clinical results of our AON trials prove sufficiently compelling, we intend to evaluate OCS-05 to treat other more pervasive neurological pathologies of the eye such as geographic atrophy, neurotrophic keratitis and glaucoma. We obtained an exclusive license, worldwide to develop OCS-05 through a licensing agreement we entered into with Accure Therapeutics SL (“Accure”), dated as of January 29, 2022 (Please see the section entitled “—Material Licenses, Partnerships and Collaborations” below).

OCS-05 is a small molecule peptidomimetic that has a differentiated mechanism of action through the activation of SGK2 which is hypothesized as part of the neurotrophic factor signaling pathways that supports neuronal cell development, survival and repair, including oligodendrocyte precursor differentiation and myelination. Enzymes in the SGK2 family are recognized to regulate a range of fundamental cellular processes such as cellular proliferation and survival. SGK2 activation leads to an upregulation of signaling molecules forkhead box O3 (“FOXO3”), which reduces apoptosis, the downregulation of glycogen synthase kinase 3 beta (“GSK3B”), which improves anti-oxidation, and an upregulation of N-myc downstream-regulated gene 1(“NDRG1”) involved in oligodendrocyte development and differentiation. The potential disease modulating activity of OCS-05 may distinguish it as a neuroprotective SGK2 activator.

OCS-05 was placed on a clinical hold by the FDA in 2016

Accure had conducted a limited set of animal regulatory toxicology studies in 2016 and submitted them to the FDA in an IND requesting the initiation of human testing. Upon review, the FDA found the data insufficient and asked for more animal toxicology data to be generated prior to human studies, thereby placing OCS-05 on the regulatory status of “clinical hold” pending the availability of the requested data. In response, Accure chose to withdraw the IND in 2017 rather than invest in further toxicology studies to address the FDA’s request. Upon our license of OCS-05 from Accure in 2022, we reactivated the IND and plan to meet with the FDA in the first half of 2023 to agree on a comprehensive toxicology plan to satisfy the FDA’s request. Other health authorities where clinical studies have been proposed, including the UK and France, have authorized us to commence clinical studies of selected doses and reinforced safety measures as in our European Phase 1 trial in AON.

OCS-05 for the treatment of acute optic neuritis

AON is an inflammation of the optic nerve that can cause the death of neurons, leading to vision impairment. A variety of infectious diseases, immune disorders, demyelinating disorders, non-inflammatory systemic disease or trauma can cause AON. AON is commonly associated with multiple sclerosis (“MS”) and shares similar physiopathology. AON is the presenting symptom of MS in 15-20% of patients and will impact over 50-65% of patients with MS at some time during their lifetime. However, the causes of AON are not always clear, as it can also arise in patients without MS.

The acute inflammation of the optic nerve causes the loss of myelin and oligodendrocytes, optic nerve conduction block and loss of vision. At the onset of AON, patients often suffer from ocular pain increasing with eye movement, associated with a variety of visual impairments. Deterioration of visual acuity, color vision or flashes of light are common. The loss of vision ranges considerably between patients from mild blurring to loss of perception of light. The condition tends to worsen over the first several days after the appearance of symptoms before starting to improve over the first two weeks. The recovery continues for as long as a year after onset. Even if high contrast visual acuity returns to near normal, patients often report that their vision has not completely recovered. There remains a persistent impairment of low contrast letter acuity and clinically meaningful reduction in vision-related quality of life.

When the inflammation recedes, remyelination often occurs but it is incomplete, the result of persistent demyelination and neuronal death. Without the myelin sheath which normally protects the axon, neurons located in demyelinated segments become fragile and prone to death. Thinning of the retinal neural fiber layer (“RNFL”), which is made up of unmyelinated axons originating from the retinal ganglion cell (“RGC”) bodies, indicates significant AON-induced axonal loss. RNFL thinning, most pronounced three to six months after an acute AON event, along with thinning of the ganglion cell bodies layer, correlates with diminished scores of visual acuity and visual field sensitivity.

No therapeutic is currently approved that preserves vision and ganglion/retinal nerve integrity after an acute episode of AON. Medication intended to treat the inflammation and related symptoms can be administered just after AON onset and patients often receive high doses of corticosteroids for a few days to alleviate disabling vision-related symptoms caused by the inflammation. Corticosteroids have become the current standard of care, as the therapy acts to shorten the attack and accelerate recovery of acute visual symptoms. However, vision loss persists in 10% to 20% of patients despite administration of IOP lowering therapy. We believe a neuroprotective therapeutic, such as OCS-05, if approved, could prevent long term axonal loss may promote enhanced clinical outcomes.

OCS-05 demonstrated compelling neuroprotective qualities in an animal model of AON

In a rat model of AON, animals were segregated into four groups. The first group of healthy animals represented a sham control. Three additional groups received lysolecithin via injection into the optic nerve of study animals to induce inflammation and demyelination. Rats in group two received no treatment and served as a pathological control group. Groups three and four were administered OCS-05 once daily over a five-day period. Animals in group three received a 35 mg/kg dose of OCS-05 while animals in the fourth group received a dose of 70 mg/kg. The animals were sacrificed on the sixth day and assessed for a decline in RGC count.

As is noted in the results presented below, both groups of animals that received OCS-05 generated a statistically significant reduction in RGC loss when administered following the lysolecithin challenge, with rats administered the 35 mg/kg dose of OCS-05 demonstrating a 35.9% mean reduction of RGC loss. Animals in the higher dose treatment group who received a 70 mg/kg dose of OCS-05 displayed a more profound benefit from OCS-05 dosing, with RGC loss declining 64.0%.

RGC loss in animals treated with OCS-05 was significantly reduced in an animal model of AON.

The reduction in RGC loss was also observed in a visual assessment of representative tissue samples collected from animals in three of the four study groups, the sham control group, the pathological control group and rats treated with the higher 70 mg/kg dose of OCS-05. As is depicted in the slides of the optic nerve presented below, normal ganglion cell density was observed in the evaluation of tissue taken from a healthy animal in the sham control group. In contrast, cell counts taken from samples of rats included the lysolecithin challenge group that made up the pathological control witnessed a prominent decrease. After completion of the five-day protocol, this decline was noted to have reversed, with rats who received the 70 mg/kg dose of OCS-05 observed to have retained a significantly higher number of ganglion cells. Similar results illustrating a reduction in axonal loss and demyelination, along with improvement in clinical function, have been achieved in animal models of AON.

OCS-05 was seen to bolster ganglion cell counts after lysolecithin challenge.

OCS-05 was well tolerated in a trial involving healthy volunteers.

A randomized, double-blinded, placebo controlled single-ascending dose and multiple-ascending dose trial was conducted in the United Kingdom to evaluate the safety, tolerability and PK and pharmacodynamics of OCS-05 dosing through the intravenous infusion of healthy volunteers with the drug candidate. This trial was designed to include four interlocking cohorts of eight adult subjects each to evaluate eight single ascending doses, with an additional two cohorts of eight adult subjects each included in the two multiple ascending dose trials. The single ascending dose cohorts were administered drug in doses ranging from .05 mg/kg to 3.2 mg/kg. The two cohorts in the multiple ascending dose trial received either a 2.4 mg/kg dose or a 3.0 mg/kg dose, once daily, for five consecutive days. In this trial, it was observed that OCS-05 was well tolerated with no serious AEs noted. Human PK data produced by this trial showed good correlation with data produced in animal studies of the compound. This trial was conducted under a clinical trial protocol approved by European regulatory authorities.

We are investigating OCS-05 as a treatment for AON in a First-in-Patient clinical trial

The results of prior clinical and preclinical trials of OCS-05 in promoting disease modifying effects, together with the safety and PK profile observed in this first-in-human clinical trial enabled us to advance the compound into a First-in-Patient clinical proof-of-concept trial. The Acute OptiC NeUrITis of DemYelinating Origin (“ACUITY”) trial, a randomized, double-blinded, placebo controlled, multiple center trial, is a First-in-Patient trial enrolling patients diagnosed with AON within ten days of acute disease episode onset. The objective of this study is to assess the safety and tolerability of OCS-05 along with initial signs of efficacy. In addition to the trial’s primary safety endpoint, a key secondary endpoint will be the effect of OCS-05 on retinal layer thickness and other visual parameters in the affected eye. The study is currently being conducted in France under French regulatory guidance.

We believe that positive outcomes in this trial could support the compound’s possible use in the treatment of other ophthalmic conditions involving the posterior segment including glaucoma, geographic atrophy, DR as well as certain diseases of the anterior segment including corneal keratitis. The novel mechanism of action of OCS-05 may enable it to demonstrate benefit in treating these additional ocular conditions and may additionally allow its application in non-ocular neurological disorders involving neuronal inflammation such as MS.

In 2016, the OCS-05 development program was placed on clinical hold by the FDA related to the absence of no observed adverse effects levels (“NOAEL”), in prior preclinical studies conducted by the sponsor at that time. After we licensed the asset from Accure, our strategy has included plans to complete the additional preclinical studies required to establish NOAEL, in order to enable our submission of an investigational new drug (“IND”) application with the FDA.

We are investigating OCS-05’s potential as a treatment for Glaucoma as well as for Neurotrophic Keratitis

Preclinical studies of OCS-05 in a model of glaucoma in Sprague rats showed results which support its potential to be developed as a treatment for glaucoma. In these two experiments, high intraocular pressure was induced in rats by injecting hypertonic saline solution into the episcleral vein of one eye of each rat, and then the rats were treated for six weeks. In one experiment, rats in the active group were treated with OCS-05 as an eye drop twice daily for six weeks, rats in the positive control group received nerve growth factor (“NGF”), and rats in the control group received placebo of saline 5% dimethyl sulfoxide (“DMSO”). In the other experiment, rats in the active group were treated with OCS-05 as an intravitreal injection once every two weeks, for six weeks, and rats in the control group received placebo of saline 5% DMSO. Retinal ganglion cells (“RGCs”) count was measured via haematoxylin and eosin stain (“H & E”) histological quantification, and IOP was also measured.

Sprague rats displayed significant loss of RGCs one month after the induction of ocular hypertension. In animals treated with OCS-05, either as eye drops or through intravitreal injection, there were statistically significant increases in RGCs surviving compared with those that received the placebo. In the experiment which included a positive control of NGF, OCS-05 treatment showed a similar effect to that seen with NGF. In addition, IOP did not significantly decrease with administration of OCS-05. We believe this data suggests that OCS-05 may promote neuronal survival in this animal model of glaucoma via neuroprotection (and not by reversing the induced ocular hypertension).

OCS-05 (eyedrops and intravitreal) prevents RGCs damage without reducing intraocular pressure

Given the results from these preclinical studies, we plan to further study OCS-05, and if results from our ACUITY trial in AON further support OCS-05’s potential as a neuroprotective compound, we may prepare for and initiate clinical development of OCS-05 in glaucoma. Glaucoma represents a large market, and we are not currently aware of the existence of any other compound in a similar or more advanced stage of development as a neuroprotective drug for glaucoma.

Additionally, we also plan to further study OCS-05 for its potential to enter clinical development as a treatment for neurotrophic keratitis (“NK”). NK is a rare eye disorder which results from damage or loss of function of nerves which innervate the cornea, which can lead to corneal perforation, corneal scarring, corneal melting, loss of vision, or loss of the eye. In 2018, the FDA approved the NGF drug cenergermin (“Oxervate”) to treat NK. However, Oxervate may be cost prohibitive for patients and payors, as ASCRS Eyeworld estimated in 2020 that Oxervate costs $11,000 per week for an 8-week treatment course for NK .

Given that preclinical studies of OCS-05 have shown data suggesting that the OCS-05 could provide neuroprotective benefits, we believe it may have potential to treat the nerve impairment underlying NK. If results from our ACUITY trial in AON further support OCS-05’s potential as a neuroprotective compound, we may prepare for and initiate clinical development of OCS-05 in NK. We are currently not aware of the existence any other drugs except for Oxervate which are approved or in a similar or more advanced stage of development as a treatment for NK.

We are currently conducting formulation studies to develop a topical formulation of OCS-05 which can be used in further preclinical or in clinical development of OCS-05 in glaucoma or in NK.

Additional Discovery Initiatives

In addition to our five clinical development programs involving OCS-01, OCS-02 and OCS-05, we also are engaged in a number of earlier preclinical development initiatives, including the evaluation of OCS-03 as a possible treatment for corneal neovascularization, a common disorder caused by the aberrant development of new blood vessels into the cornea and pterygium, a pink colored growth that originates in the conjunctiva. We are also assessing the preclinical candidate OCS-04 as a potential therapeutic to prevent rejection in patients receiving corneal transplants.

Material Licenses, Partnerships and Collaborations

License Agreement with Novartis for OCS-02

Pursuant to a license agreement, dated as of December 19, 2018, as amended, by and between us and Novartis (the “Novartis Agreement”), we obtained an exclusive, royalty-bearing, sublicensable (subject to certain conditions), assignable (subject to certain conditions), worldwide license under certain patents, know-how and manufacturing platform technology to develop, manufacture and commercialize pharmaceutical, therapeutic or diagnostic products containing a specified single chain antibody fragment formulation as an active ingredient in the licensed field as defined in the Novartis Agreement. The license granted to us by Novartis includes sublicenses of rights granted to Novartis by certain third parties, and our license to such rights is expressly subject to the applicable terms and conditions of the agreements between Novartis and such third parties.

We are deemed the owner of any inventions that are (a) created solely by or on behalf of us pursuant to the Novartis Agreement and (b) severable from the licensed products, and grant Novartis a first right to negotiate a worldwide, royalty-bearing license under any patents directed at such inventions for purposes outside of the licensed field. We also grant Novartis a worldwide, non-exclusive, perpetual, irrevocable, royalty-free, fully paid-up license back under any patents owned by us that (i) cover inventions arising from the Novartis Agreement, the practice of which would infringe the patents licensed to us by Novartis, or (ii) otherwise incorporate Novartis’ proprietary information, in each case, for certain uses outside of the licensed field.

We made an initial payment to Alcon of CHF 4.7 million ($4.7 million at the exchange rate at the time of payment) in cash. As of September 30, 2022, we were obligated to pay Novartis additional up to $97.0 million (CHF 95.1 million at the September 30, 2022 exchange rate) in the aggregate upon the achievement of certain development, regulatory, sales and other milestones and tiered royalties ranging from a mid-single digit to a mid-teen percentage on net sales. In consideration for the exclusive sublicense from Novartis under certain third-party intellectual property rights, we are obligated to pay a low-single digit royalty on our net sales of the licensed product, however, such payments will be deducted from royalties payable to Novartis. Our royalty payment obligations are subject to certain reductions and expire with respect to any licensed product on a country-by-country basis upon the later of (a) the expiration of the last to expire valid claim of any licensed patent covering any such licensed product in such country; (b) the expiration of the period of data exclusivity in any country worldwide; or (c) twelve (12) years after first commercial sale of such licensed product in such country (“Royalty Term”).

Under the Novartis Agreement, we are obligated to use diligent efforts to develop, manufacture or have manufactured, and commercialize the licensed products in the licensed field worldwide. The Novartis Agreement will expire upon the last-to-expire Royalty Term. We may terminate the Novartis Agreement without cause at any time upon advance written notice to Novartis. Upon written notice to Novartis, we may terminate the Novartis Agreement for cause due to the following events: (a) an insolvency event occurs; (b) Novartis materially breaches its obligations under the Novartis Agreement and fails to cure such breach within a specified period of time; or (c) upon advance written notice for material scientific, technical or medical reasons or in case of a material adverse change that renders further continuation of the Novartis Agreement by us commercially unreasonable or otherwise not viable. Upon written notice to us, Novartis may terminate the Novartis Agreement for cause due to the following events: (i) we fail to pay any undisputed amount due under the Novartis Agreement and we fail to remedy such failure within a specified period of time; (ii) an insolvency event occurs; (iii) we materially breach our obligations under the Novartis Agreement and fail to cure such breach within a specified period of time; or (iv) following negative clinical trial results, we terminate development of the licensed product and do not pursue any further indications in the licensed field.

License Agreement with Accure for OCS-05

Pursuant to a license agreement, dated as of January 29, 2022, by and between us and Accure (the “Accure Agreement”), we obtained an exclusive, worldwide, sublicensable (subject to certain conditions) and transferable (subject to certain conditions) license under certain patents, know-how and inventory of Accure for any and all uses and purposes, including to perform research, development, manufacturing and commercialization activities in any manner and for any purpose. The licensed patents are co-owned by Accure with third parties who have reserved the right to use the licensed patents for education and research purposes pursuant to an inter-institutional agreement.

We made an initial payment to Accure of CHF 1.5 million ($1.6 million at the exchange rate at the time of payment) and another payment of CHF 0.5 million of reimbursed costs ($0.5 million at the exchange rate at the time of payment) during the nine months ended September 30, 2022. We accrued an additional CHF 1.5 million ($1.5 million at the September 30, 2022 exchange rate) for liabilities owed to Accure. As of September 30, 2022, we were obligated to pay Accure (a) up to $112.1 million (CHF 109.9 million at the September 30, 2022 exchange rate) in the aggregate upon the achievement of certain development, regulatory and sales milestones; (b) tiered royalties ranging from a mid-single digit to a low mid-teen percentage on net sales of licensed products; and (c) a percentage in the high teens on sublicensing revenues received any time after 36 months from the agreement effective date, and a higher percentage on sublicensing revenues received prior to such date, in all cases subject, in the case of this clause (c), to reduction for any amounts that were previously paid or are concurrently or later paid by us to Accure pursuant to our milestone payment obligations. Our royalty payment obligations are subject to certain reductions and expire on a licensed product-by-licensed product and country-by-country basis upon the later of (i) the expiration of the last valid claim of any licensed patent covering such licensed product in such country; (ii) the expiration of such licensed product’s Orphan Drug status, if any, in such country; or (iii) ten (10) years following the date of first commercial sale of such licensed product in such country (the “Payment Period”).

Under the Accure Agreement, we are obligated to use commercially reasonable efforts to develop and seek regulatory approval for a licensed product in major countries of the territory as defined in the Accure Agreement.

The Accure Agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the expiration of the applicable Payment Period with respect to such licensed product in such country. We may terminate the Accure Agreement in whole or in part at any time upon advance written notice (a) for documented reasonable scientific, regulatory, commercial reasons related to the licensed product without incurring any penalty or liability to Accure and (b) for no reason. Each party may terminate the Accure Agreement with immediate effect upon written notice to the other party (i) in the event such other party commits a material breach of its obligations under the Accure Agreement and fails to cure that breach within a specified period of time or (ii) with certain exceptions, upon such other party’s bankruptcy. Accure may terminate the Accure Agreement with immediate effect upon written notice to us if we file any action to invalidate any of the licensed patents or fail to maintain the licensed patents in major countries of the territory as defined in the Accure Agreement, or, subject to certain exceptions, if we fail to meet certain development obligations and are unable to agree upon modifications to the development plan with Accure.

Manufacturing Strategy

We oversee and manage third-party contract manufacturing organizations (“CMOs”), to support development and manufacture of product candidates for our clinical trials, and, if any product candidates receive marketing approval, we expect to rely on such manufacturers to meet commercial demand. We expect this strategy will enable us to maintain a more efficient operating and cost infrastructure, avoiding dependence on our own manufacturing facility and equipment, while simultaneously enabling us to focus our expertise on the clinical development and future commercialization of our products, if approved. Currently, we rely on and have agreements with third-party contract manufacturers for developing and manufacturing API/drug substance for OCS-01, OCS-02 and OCS-05 and with third-party contract manufacturers to manufacture clinical trial supplies of these three clinical candidates, and we expect to enter into commercial supply agreements with such manufacturers prior to any potential approval. We continue to develop and improve the manufacturing processes for OCS-02 and OCS-05 and to address the requirements in these highly regulated markets. Improvement of manufacturing processes may involve transferring the development and manufacturing to another CMO, taking into account technical, quality and economic aspects.

Each of OCS-01, OCS-02 and OCS-05 is manufactured via conventional pharmaceutical processing procedures, employing commercially available excipients and packaging materials. The procedures and equipment employed for manufacture and analysis are consistent with standard pharmaceutical production, and are transferable to a range of manufacturing facilities, if needed.

Competition

We face substantial competition from multiple sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. Our competitors compete with us on the level of the technologies employed, or on the level of development of product candidates. In addition, many small biotechnology companies have formed collaborations with large, established companies to (i) obtain support for their research, development and commercialization of products or (ii) combine several treatment approaches to develop longer lasting or more efficacious treatments that may potentially directly compete with our current or future product candidates. We anticipate that we will continue to face increasing competition as new therapies and combinations thereof, technologies, and data emerge within the treatment of ocular conditions.

In addition to the current standard of care treatments for patients with ocular diseases, numerous commercial and academic preclinical studies and clinical trials are being undertaken by a large number of parties to assess novel technologies and product candidates.

Several large pharmaceutical and biopharmaceutical companies that have commercialized, or are developing treatments for ocular diseases, compete with us. Companies that compete with us directly on the level of the development of product candidates targeting DME include Abbvie, Alimera Sciences, Bayer, Novartis, Regeneron and Roche; companies that have commercialized or are developing drug candidates to treat inflammation and pain associated with ocular surgery include Abbvie, Alcon, Bausch & Lomb, Kala Pharmaceuticals, Novartis and Teva Pharmaceuticals; companies that compete with us in the area of DED include Abbvie, Aldeyra, Kala Pharmaceuticals, Novartis, Oyster Point Pharma and Sun Pharmaceuticals; and companies engaged in the commercialization or development of therapeutics to treat uveitis include Abbvie, Bausch & Lomb and Novartis, among others. We are also aware of an eye drop product candidate in clinical development by Ocuterra for the treatment of diabetic retinopathy, an indication related to the indication for which we are developing OCS-01.

Many of our competitors, either alone or in combination with their respective strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, regulatory approval process and marketing than we do. Mergers and acquisition activity in the pharmaceutical, biopharmaceutical and biotechnology sector is likely to result in greater resource concentration among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through sizeable collaborative arrangements with established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, patient registration for clinical trials and acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunities could be reduced or eliminated if one or more of our competitors develop and commercialize products that are safer, more effective, better tolerated, or of greater convenience or economic benefit than our proposed product offerings. Our competitors also may be in a position to obtain FDA or other regulatory approval for their products more rapidly, resulting in a stronger or dominant market position before we are able to enter the market. The key competitive factors affecting the success of all of our programs are likely to be product safety, efficacy, convenience and treatment cost.

Intellectual Property

Intellectual property is of vital importance in our field and in biotechnology generally. We seek to protect and enhance proprietary technology, inventions, and improvements that are commercially important to the development of our business by obtaining, maintaining, enforcing and defending intellectual property rights, including patent rights, whether owned or licensed from third parties. We will also seek to rely on regulatory protection afforded through inclusion in expedited development and review, data exclusivity, market exclusivity and patent term extensions where available.

We have sought patent protection in the United States and internationally related to our novel drug targets, composition of matter, formulations and other inventions and improvements that are central to our R&D efforts. For our product candidates, our strategy is to pursue patent protection covering compositions of matter, formulations and methods of use. In addition, we seek to identify additional means of obtaining patent protection, including specific therapeutic indications and dosing regimen-related claims, which may enhance commercial success. We also rely on trade secrets that may be important to the development of our business. Trade secrets are difficult to protect and provide us with only limited protection.

As of October 31, 2022, our owned and exclusively in-licensed patent portfolio included 10 issued U.S. patents, five issued European patents validated in multiple jurisdictions, and 42 issued patents in other foreign jurisdictions, as well as five pending non-provisional U.S. patent applications, and 66 foreign pending patent applications, including four pending European patent applications, and one pending PCT application related to our different product candidates, namely, OCS-01, OCS-02, OCS-03, OCS-04 and OCS-05.

OCS-01

Regarding our OCS-01 product candidate, as of October 31, 2022, we owned a patent family that consisted of three issued U.S. patents and one granted European patent validated in 12 jurisdictions (Belgium, France, Germany, Great Britain, Iceland, Ireland, Italy, the Netherlands, Poland, Spain, Switzerland, Turkey) with claims covering the composition including dexamethasone. These patents will expire in 2026, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of October 31, 2022, we owned a second patent family that consisted of one issued U.S. patent, two pending non-provisional U.S. patent applications, one granted European patent validated in 41 jurisdictions (Albania, Austria, Belgium, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Germany, Great Britain, Greece, Finland, France, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania,

Luxembourg, Malta, Republic of Moldova, Monaco, Montenegro, Morocco, the Netherlands, North Macedonia, Norway, Poland, Portugal, Romania, San Marino, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey), seven issued patents in other foreign jurisdictions (India, Japan, Mexico, South Africa (two patents), Taiwan, Ukraine) and 18 pending foreign patent applications, including one pending European patent application, with claims covering the composition of matter of OCS-01. Patents (including any patents that issue from such patent applications) in this family will expire in 2037, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of October 31, 2022, we also owned a patent family that consisted of one U.S. non-provisional patent application and 20 additional foreign patent applications in other jurisdictions, including one European patent application, directed to specific formulations of OCS-01 and methods for stabilizing the composition for use as an eye drop. Patents, if issued from patent applications in this family, will expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

OCS-02

Regarding our OCS-02 product candidate, as of October 31, 2022, we exclusively licensed from Novartis under the Novartis Agreement, in the licensed field as defined in the Novartis Agreement, one patent family that consisted of three issued U.S. patents and two granted European patents (respectively one European patent validated in 36 jurisdictions (Albania, Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Great Britain, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Monaco, the Netherlands, North Macedonia, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey) and another European patent validated in six jurisdictions (France, Germany, Great Britain, Italy, Spain, Switzerland), 25 issued patents in other foreign jurisdictions (Australia (three patents), Brazil, Canada, Chile (two patents), China, India, Hong-Kong (2 patents), Japan, Republic of Korea (two patents), Mexico (three patents), Philippines, Russia, South Africa, Taiwan (three patents), Ukraine, Uruguay) and eight patent applications pending in other foreign jurisdictions, with claims covering composition of matter of OCS-02 or methods of use. Patents (including any patents that issue from such patent applications) will expire in 2031, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

In addition, as of October 31, 2022, we exclusively licensed from Novartis under the Novartis Agreement, in the licensed field as defined in the Novartis Agreement, six additional patent families covering composition of matter of OCS-02 or methods of use, including a biomarker for patient selection, which patents (including any patents that issue from patent applications in these families) will expire between 2023 and 2037, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. Under the terms of the Novartis Agreement, Novartis is responsible for the prosecution and maintenance of these six patent families.

OCS-03

As of October 31, 2022, we also owned a pending PCT application with claims covering composition of matter of OCS-3 and its use. In order for any future patent applications to claim the benefit of such PCT application, they must be filed not later than 12 months after the filing date of such PCT application. Patents, if issued from national phases of such PCT application, will expire in 2041, assuming national phases filings within the 30-month entering to national phase period, and without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

OCS-04

As of October 31, 2022, we also owned a priority European patent application with claims covering composition of matter of OCS-04 and manufacturing processes. In order for any future patent applications to claim the benefit of such priority application, they must be filed not later than 12 months after the filing date of such priority application. Patents, if issued from the patent applications claiming the benefit of such priority application, if issued, will expire in 2042 or 2043, assuming a filing within the 12-month priority period, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

OCS-05

Regarding our OCS-05 product candidate, as of October 31, 2022, we exclusively licensed from Accure under the Accure Agreement a patent family that consisted of three issued U.S. patents and one granted European patent validated in 24 jurisdictions (Austria, Belgium, Croatia, Czech Republic, Denmark, Finland, France, Germany, Great Britain, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Poland, Portugal, Slovenia, Spain, Sweden, Switzerland, Turkey), as well as 10 issued patents (Australia, Brazil, Canada, China, India, Israel, Japan, Republic of Korea, Mexico, Russia) in other foreign jurisdictions, with claims covering composition of matter of OCS-05. These patents (including any patents that issue from such patent applications) will expire in 2031, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of October 31, 2022, we also exclusively licensed from Accure under the Accure Agreement a patent family that consisted of one pending non-provisional U.S. patent application and 14 pending foreign patent applications, including one pending European patent application, directed to the method of use of the composition of OCS-05 in combination with active compounds. Patents, if issued from such patent applications, will expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of October 31, 2022, we also exclusively licensed from Accure under the Accure Agreement a patent family consisting of one pending non-provisional U.S. patent application and six pending foreign patent applications, including one pending European patent application, with claims directed to specific dosage regimen for administering the active pharmaceutical ingredient of OCS-05. Patents, if issued from such patent applications, will expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

Our commercial success will depend in part on obtaining, maintaining, protecting and enforcing patent protection and trade secret protection of our current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending any such patents against third-party challenges, enforcing such patents against third-party infringers, and operating without infringing on, misappropriating or otherwise violating the intellectual property or proprietary rights of others. Our ability to stop third parties from making, using, selling, offering to sell or importing our product candidates will depend on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We cannot be sure that patents will be issued with respect to any of our owned or in-licensed pending patent applications or with respect to any patent applications filed by us or our licensors in the future, nor can we be sure that any patents that may be granted to us or our licensors in the future will be commercially useful in protecting our product candidates, discovery programs and processes. For this and more comprehensive risks related to our intellectual property, please see the section entitled “Risk Factors—Risks Related to Our Intellectual Property.”

The terms of individual patents depend upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office (“USPTO”), in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. In the United States, the term of a patent that covers an FDA-approved drug may also be eligible for extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the subject drug candidate is under regulatory review. U.S. patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions to extend the term of a patent that covers an approved drug are available in Europe and other foreign jurisdictions. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any issued patents we may obtain in any jurisdiction where such patent term extensions are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment that such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to our intellectual property, see section entitled “Risk Factors—Risks Related to Our Intellectual Property.”

We file U.S. non-provisional applications and Patent Cooperation Treaty (“PCT”), applications that claim the benefit of the priority date of earlier filed priority applications, when applicable. The PCT system allows a single application to be filed within 12 months of the original priority date of the patent application, and to designate all of the PCT member states in which national patent applications can later be pursued based on the international patent application filed under the PCT. The PCT searching authority performs a patentability search and issues a non-binding patentability opinion which can be used to evaluate the chances of success for the national applications in foreign countries prior to having to incur the filing fees. Although a PCT application is not issued as a patent, it allows the applicant to seek protection in any of the member states through national-phase applications. At the end of the period of two and a half years from the first priority date of the patent application, separate patent applications can be pursued in any of the PCT member states either by direct national filing or, in some cases by filing through a regional patent organization, such as the European Patent Office. The PCT system delays expenses, allows a limited evaluation of the chances of success for national/regional patent applications and enables substantial savings where applications are abandoned within the first two and a half years of filing.

For all patent applications, we determine claiming strategy on a case-by-case basis. Advice of counsel and our business model and needs are always considered. We seek to file patents containing claims for protection of all useful applications of our proprietary technologies and any product candidates, as well as all new applications and/or uses we discover for existing technologies and product candidates, assuming these are strategically valuable. We continuously reassess the number and type of patent applications in our portfolio, as well as the pending and issued patent claims to pursue maximum coverage and value for our processes and compositions, given existing patent office rules and regulations. Further, claims may be narrowed during patent prosecution, to the extent allowed, to meet our intellectual property and business needs.

We recognize that the ability to obtain patent protection and the degree of such protection depends on a number of factors, including the extent of the prior art, the novelty and non-obviousness of the invention, and the ability to satisfy the enablement requirement of the patent laws. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted or further altered even after patent issuance. Consequently, we or our licensors may not obtain or maintain adequate patent protection for any of our future product candidates or for our Optireach® technology platform. We cannot predict whether the owned or in-licensed patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents we own or in-license will provide sufficient proprietary protection from competitors. Any patents that we own or in-license may be challenged, circumvented or invalidated by third parties.

The patent positions of biotechnology companies like ours are generally uncertain and involve complex legal, scientific and factual questions. Our commercial success will also depend in part on not infringing upon, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. Third-party patents could require us to alter our development or commercial strategies, or our product candidates or processes, obtain licenses or cease certain activities. Our breach of any license agreements or our failure to obtain a license to intellectual property or proprietary rights required to develop or commercialize our product candidates or future products may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention. For more information, please see the section entitled “Risk Factors—Risks Related to Intellectual Property.”

In addition to patent protection, we also rely on trademark registration, trade secrets, know how, other proprietary information and continuing technological innovation to develop and maintain our competitive position. As of October 31, 2022, we owned four registered U.S. trademarks, 13 registered foreign trademarks as well as five pending foreign trademark applications. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee’s use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting trade secrets, know-how and inventions. For more information regarding the risks related to our intellectual property, please see the section entitled “Risk Factors—Risks Related to Intellectual Property.”

When available to expand market exclusivity, our strategy is to obtain, or license additional intellectual property or proprietary rights related to current or contemplated development platforms, core elements of technology and/or clinical candidates.

Government Regulation

Government authorities in the United States, at the federal, state, and local level, and other countries extensively regulate, among other things, the research, development, nonclinical and clinical testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing, and export and import of products such as those we are developing. Generally, before a new drug or biologic can be marketed, considerable data must be generated, which demonstrate the product’s quality, safety, and efficacy. Such data must then be organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. Drug and Biologic Development Process

In the United States, the FDA regulates drugs and biologics under the federal Food, Drug, and Cosmetic Act (“FDCA”), and its implementing regulations. Biologics are additionally subject to regulations under the Public Health Service Act. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, the approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a biopharmaceutical may be marketed in the United States generally involves the following:

•	completion of nonclinical laboratory tests, animal studies, and formulation studies in accordance with FDA’s good laboratory requirements and other applicable regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	approval by an independent Institutional Review Board (“IRB”) ethics committee, either centralized or with respect to each clinical site, before each clinical trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with cGCP requirements to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA or Biologics License Application (“BLA”) after completion of all pivotal trials;

•	determination by the FDA within 60 days of its receipt of an NDA or BLA to accept the filing for substantive review;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the biopharmaceutical is produced to assess compliance with cGMP regulations to ensure that the facilities, methods and controls are adequate to preserve the biopharmaceutical’s identity, strength, quality, and purity, and of selected clinical investigation sites to assess compliance with GCPs; and

•	FDA review and approval of the NDA or BLA to permit commercial marketing of the product for particular indications for use in the United States.

Prior to beginning the first clinical trial with a product candidate in the United States, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an IND product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, PK, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the clinical trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which may review data and endpoints at designated check points, make recommendations and/or halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

Phase One: Phase 1 clinical trials are designed to test a new therapy in a small group of people for the first time to evaluate safety (e.g., to determine a safe dosage range and to identify adverse effects). It can include healthy participants or patients.

Phase Two: Phase 2 clinical trials are designed to study an investigational therapy in a larger group of people to determine efficacy and to further evaluate its safety. It is conducted in participants with the condition or disease under study and will determine common short-term adverse effects and risks.

Phase Three: Phase 3 clinical trials are designed to study the efficacy of the investigational therapy in large groups of patients by comparing the therapy to other standard or experimental therapies as well as to monitor adverse effects, and to collect information that will allow the therapy being studied to be used safely.

Post-approval clinical trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA.

The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a clinical trial may move forward at designated check points based on access to certain data from the clinical trial.

During the development of a new biopharmaceutical, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA or BLA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 clinical trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP regulations. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality, and purity of the final product. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected AEs, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

NDA or BLA Review and Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development nonclinical and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA or BLA requesting approval to market the product. The submission of an NDA or BLA is subject to the payment of substantial user fees, although a waiver of such fees may be obtained under certain limited circumstances. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews an NDA or BLA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality, and purity. Under the Prescription Drug User Fee Act (PDUFA) guidelines, the FDA has a goal of ten months from the date of “filing” of a standard NDA or BLA for a new molecular entity to review and act on the submission. This review typically takes 12 months from the date the NDA or BLA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after the application is submitted. The FDA conducts a preliminary review of all NDAs or BLAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review The FDA may request additional information rather than accept an NDA or BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA or BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP regulations and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process, or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates an NDA or BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the application identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 clinical trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies, or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the application, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the application does not satisfy the criteria for approval.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the application with a REMS to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use. It could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may offer conditional approval subject to, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There are continuing, annual program fees for any marketed products. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP regulations, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP regulations and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMP regulations and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters, or untitled letters;

•	clinical holds on post-approval or Phase 4 clinical studies, if applicable;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs; or

•	mandated modification of promotional materials and labeling and the issuance of corrective information.

The FDA closely regulates the marketing, labeling, advertising, and promotion of biopharmaceutical products. A company can make only those claims relating to safety and efficacy that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labelling.

Marketing Exclusivity

Market exclusivity provisions authorized under the FDCA can delay the submission and approval of certain marketing applications for products containing the same active ingredient. The FDCA permits patent term restoration of up to five years as compensation for a patent term lost during product development and FDA regulatory review process to the first applicant to obtain approval of an NDA for a new chemical entity in the United States. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application (“ANDA”) or an NDA submitted under Section 505(b)(2) (“505(b)(2) NDA”), submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any nonclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances.

Section 505(b)(2) NDAs

A special type of NDA, commonly referred to as a Section 505(b)(2) NDA, enables the applicant in certain circumstances to rely, in part, on the FDA’s prior findings in approving a similar product or published literature in support of its application. A Section 505(b)(2) NDA may provide an alternate path to FDA approval for a new or improved formulation, a new route of administration, or a new use of a previously approved product. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant and for which the applicant has not obtained a right of reference. If the Section 505(b)(2) applicant can establish that reliance on the FDA’s prior findings of safety and/or effectiveness is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all, or some, of the indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant. If we choose to rely on the 505(b)(2) process to seek approval for OCS-01, there can be no assurance that the FDA will agree with our use of that pathway.

To the extent that the Section 505(b)(2) applicant is relying on the FDA’s prior findings of safety or effectiveness for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. Thus, approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

FDA Approval and Regulation of Companion Diagnostics

A therapeutic product may rely upon an in vitro companion diagnostic for use in selecting the patients that will be more likely to respond to that therapy. If the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic device is not approved or cleared for that indication. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. The review of in vitro companion diagnostics in conjunction with the review of our therapeutic product candidate OCS-02 will, therefore, likely involve coordination of review by the FDA’s Center for Biologics Evaluation and Research and the FDA’s Center for Devices and Radiological Health.

Under the FDCA, in vitro diagnostics, including companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The three primary types of FDA marketing authorization applicable to a medical device include premarket notification, also called 510(k) clearance, premarket approval (“PMA”), and de novo classification requests.

EU/Rest of World Regulation

Conduct of Clinical Trials in the EU

In addition to regulations in the United States, there are a variety of regulations in other jurisdictions governing, among other things, clinical trials, commercial sales and distribution of medicinal products. Even if FDA approval of a particular product is obtained, it must still obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials.

In the EU, the Clinical Trials Regulation (EU) No 536/2014 entered into application on January 31, 2022. The Regulation is intended to harmonize and streamline clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical trials and increase their transparency. Specifically, the new Regulation, which is directly applicable in all EU Member States, introduces a streamlined application procedure via a single entry point, the “EU portal”, the Clinical Trials Information System (“CTIS”); a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical trials has been introduced and is divided into two parts. Part I is assessed by the competent authorities of a reference member state selected by the trial sponsor largely of the type of clinical trial, risk-benefit analysis, and compliance with technical requirements. This assessment is then submitted to the competent authorities of all the concerned member states in which the trial is to be conducted for their review. Part II is assessed separately by the competent authorities and ECs in each EU member state concerned. Individual EU Member States shall retain the power to authorize the conduct of clinical trials on their territory. The extent to which on-going clinical trials will be governed by the Clinical Trials Regulation will depend on the duration of the individual clinical trial. If a clinical trial continues for more than three years from January 31, 2022, the Clinical Trials Regulation will at that time begin to apply to the clinical trial.

Pathways to Obtain a Marketing Authorization in the EU

In the European Economic Area (“EEA”), which consists of the 27 Member States of the European Union, as well as Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after a related marketing authorization has been granted. A company may submit a marketing authorization application (“MAA”), either on the basis of the centralized, or decentralized procedure or mutual recognition procedure. Under the centralized procedure, MAAs are submitted to the EMA for scientific review by the EMA’s Committee for Medicinal Products for Human Use (“CHMP”). The CHMP issues an opinion concerning whether the quality, safety and efficacy of the product has been demonstrated. The opinion is considered by the European Commission which is responsible for granting a centralized marketing authorization in the form of a binding European Commission decision. If the application is approved, the European Commission C grants a single marketing authorization that is valid throughout the EEA. The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

National marketing authorizations, which are issued by the competent authorities of EEA countries and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EEA country, this national marketing authorization can be recognized in another EEA country through the mutual recognition procedure. The mutual recognition procedure provides for the EEA countries selected by the applicant to mutually recognize a national marketing authorization that has already been granted by the competent authority of another EEA country, referred to as the Reference Member State (“RMS”). The decentralized procedure is used when the product in question has yet to be granted a marketing authorization in any EEA country. Under this procedure the applicant can select the EEA country that will act as the RMS. In both the mutual recognition and decentralized procedures, the RMS reviews the application and submits its assessment of the application to the EEA countries for which marketing authorizations are being sought, referred to as Concerned Member States.

Within 90 days of receiving the application and assessment report, each Concerned Member State must decide whether to recognize the RMS assessment or reject it on the basis of potential serious risk to public health. If the disputed points cannot be resolved, the matter is first referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralized Procedures for agreement. If the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralized Procedures cannot reach an agreement, a referral is made to the EMA. The CHMP will provide an opinion that will form the basis of a decision to be issued by the European Commission that is binding on all EEA countries. If the application is successful during the decentralized or mutual recognition procedure, national marketing authorizations will be granted by the competent authorities in each of the EEA countries chosen by the applicant.

In principle, a marketing authorization has an initial validity of five years. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EEA country in which the original marketing authorization was granted. To support the application, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the eCTD (Common Technical Document) providing up to date data concerning the quality, safety and efficacy of the product, including all variations introduced since the marketing authorization was granted, at least nine months before the marketing authorization ceases to be valid. The European Commission or the competent authorities of the EEA countries may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period for the marketing authorization. Once subsequently definitively renewed, the marketing authorization shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (in case of centralized procedure) or on the market of the authorizing EEA country within three years after authorization ceases to be valid (the so-called sunset clause).

In the EU, conditional marketing authorizations may be granted in the centralized procedure for a limited number of medicinal products for human use in cases where the related clinical dataset is not yet complete. A conditional marketing authorization may be granted for a medicinal product, if (i) the risk-benefit balance of the product is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive data after the authorization, (iii) the medicinal product fulfills unmet medical needs and (iv) the benefit to public health of the immediate availability on the market of the medicinal product outweighs the risk inherent in the fact that additional data are still required. The authorization is valid for one year and must be renewed annually until all related conditions have been fulfilled. Once any pending studies are provided, the conditional marketing authorization can be converted into a traditional marketing authorization. However, if the conditions are not fulfilled within the timeframe set by the EMA, the marketing authorization will cease to be renewed.

A marketing authorization may also be granted “under exceptional circumstances” where the applicant can show that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. These circumstances may arise in particular when the intended indications are very rare and, in the state of scientific knowledge at that time, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. Like a conditional marketing authorization, a marketing authorization granted in exceptional circumstances is reserved to medicinal products intended to be authorized for treatment of rare diseases or unmet medical needs for which the applicant does not hold a complete data set that is required for the grant of a standard marketing authorization. However, unlike the conditional marketing authorization, an applicant for authorization in exceptional circumstances is not subsequently required to provide the missing data. Although the marketing authorization “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually and the marketing authorization is withdrawn in case the risk-benefit ratio is no longer favorable.

Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines (“PRIME”), scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicinal products that target unmet medical needs. It permits increased interaction and early dialogue with companies developing promising medicinal products, to optimize their product development plans and speed up their evaluation to help the product reach patients earlier than normal. Product developers that benefit from PRIME designation are potentially eligible for accelerated assessment of their MAA although this is not guaranteed. Benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted.

In addition to an MAA, various other requirements apply to the manufacturing and placing on the EU market of medicinal products. Manufacture of medicinal products in the EU requires a manufacturing authorization, and import of medicinal products into the EU requires a manufacturing authorization allowing for import. The manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance. These requirements include compliance with EU GMP standards when manufacturing medicinal products and APIs, including the manufacture of APIs outside of the EU with the intention to import the APIs into the Union. Similarly, the distribution of medicinal products within the EU is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU member states. Marketing authorization holders and/or manufacturing and import authorization (MIA) holders and/or distribution authorization holders may be subject to civil, criminal or administrative sanctions, including suspension of manufacturing authorization, in case of non-compliance with the EU or EU member states’ requirements applicable to the manufacturing of medicinal products.

Data and Market Exclusivity

In the EU, innovative medicinal products that are subject to marketing authorization on the basis of a full dossier and do not fall within the scope of the concept of global marketing authorization qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The concept of global marketing authorization prevents the same marketing authorization holder or members of the same group, or companies that have concluded tacit or explicit agreements concerning the marketing of the same medicinal product, from obtaining separate data and market exclusivity periods for medicinal products that contain the same active substance. Data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar marketing authorization application can be submitted, and the innovator’s data may be referenced. However, the generic product or biosimilar products cannot be marketed in the EU for a further two years thereafter. The overall ten-year period may be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Pediatric Development

In the EU, Regulation (EC) No 1901/2006 provides that all MAAs for new medicinal products must include the results of trials conducted in the pediatric population, in compliance with a pediatric investigation plan (“PIP”), agreed with the EMA’s Pediatric Committee (“PDCO”). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the medicinal product for which marketing authorization is being sought. The PDCO may grant a deferral of the obligation to implement some or all of the measures provided in the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Furthermore, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all EU Member States and study results are included in the product information, even when negative, the product is eligible for a six month extension to the Supplementary Protection Certificate or SPC if any is in effect at the time of authorization or, in the case of orphan medicinal products, a two-year extension of orphan market exclusivity. For other countries outside of the European Union, such as certain countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product approval, pricing and reimbursement vary from country to country. In all cases, the clinical trials are to be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

Orphan Medicinal Products

Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000 provides that a medicinal product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish that: (i) the product is intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions; (ii) either (a) such conditions affect not more than 5 in 10,000 persons in the EU when the application is made, or (b) the product without the benefits derived from orphan status, would not generate sufficient return in the EU to justify the necessary investment in developing the medicinal product; and (iii) there exists no satisfactory authorized method of diagnosis, prevention, or treatment of the condition that has been authorized in the EU, or even if such method exists, the product will be of significant benefit to those affected by that condition.

Orphan medicinal product designation entitles an applicant to incentives such fee reductions or fee waivers, protocol assistance, and access to the centralized marketing authorization procedure. Upon grant of a marketing authorization, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication, which means that the EMA cannot accept another marketing authorization application, or grant a marketing authorization, or accept an application to extend a marketing authorization for a similar product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The period of market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product destination, including where it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, a marketing authorization may be granted to a similar medicinal product with the same orphan indication during the 10 year period if: (i) if the applicant consents to a second original orphan medicinal product application; (ii) if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities; or (iii) if the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior to the original orphan medicinal product. A company may voluntarily remove a product from the register of orphan products.

Post-Approval Requirements

Where a marketing authorization is granted in relation to a medicinal product in the EU, the holder of the marketing authorization is required to comply with a range of regulatory requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products.

Similar to the United States, both marketing authorization holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the individual EEA countries. The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports (“PSURs”).

All new marketing authorization applications must include a risk management plan (“RMP”), describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.

In the EU, the advertising and promotion of medicinal products are subject to both EU and EEA countries laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics (“SmPC”), as approved by the competent authorities in connection with a marketing authorization. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU. Direct-to-consumer advertising of prescription medicinal products is also prohibited in the EU.

Regulation of Companion Diagnostics in the EU

In the EU, despite the absence of a legal definition, companion diagnostics are deemed to be in vitro diagnostic medical devices and are governed by Directive 98/79/EC (“IVDD”). The IVDD currently regulates the placing on the market, the CE-marking, the essential requirements, the conformity assessment procedures, the registration obligations for manufacturers and devices as well as the vigilance procedure related to such products. In vitro diagnostic medical devices, including companion diagnostics, must comply with the requirements provided for in the IVDD, and with further requirements implemented at national level (as the case may be).

In vitro diagnostic medical devices (including companion diagnostics) are currently required to conform with the essential requirements of the IVDD. To demonstrate compliance with the essential requirements laid down in Annex I to the IVDD, the manufacturer must conduct a conformity assessment procedure.

For general in vitro diagnostic medical devices (i.e. all IVDs other than those covered by Annex II to the IVDD and IVDs for self-testing), the conformity assessment is performed through a self-assessment of the manufacturer without the intervention of a notified body which is an independent organization designated by the competent authorities of an EU member state to assess the conformity of devices before being placed on the market. The manufacturer must prepare an EC Declaration of Conformity confirming conformity of its products with the essential requirements laid down in the IVDD before placing the product on the EU market.

By contrast, the conformity assessment of in vitro diagnostic medical devices for self-testing or that are listed in Annex II (i.e. essentially moderate and high risk reagents and reagent products) to the IVDD requires the intervention of a notified body. Following successful completion of a conformity assessment procedure the notified body will issue a CE Certificate of Conformity. The device manufacturer may, after having completed remaining related procedures and obligations, affix the CE mark to its medical device after having prepared and signed a related EC Declaration of Conformity.

The regulation of companion diagnostics will be subject to further requirements once the in vitro diagnostic medical devices Regulation (No 2017/746), (“IVDR”), becomes applicable on May 26, 2022. The IVDR introduces a new classification system for companion diagnostics which are now specifically defined as diagnostic tests that support the safe and effective use of a specific medicinal product, by identifying patients that are suitable or unsuitable for treatment. Companion diagnostics will have to undergo a conformity assessment by a notified body. If the medicinal product has, or is in the process of, been authorized through the centralized procedure for the authorization of medicinal products, the notified body will, before it can issue a CE Certificate of Conformity, be required to seek a scientific opinion from the EMA on the suitability of the companion diagnostic for use in relation to the medicinal product concerned. For medicinal products that have or are in the process of authorization through any other route provided in EU legislation, the notified body must seek the opinion of the national competent authority of an EU Member State.

Other Healthcare Laws

Pharmaceutical manufacturers are subject to additional healthcare laws, regulation, and enforcement by the U.S. federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, lease, furnishing, prescribing or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs, such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, (collectively, the “ACA”), among other things, amended the intent requirement of the federal Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate, in order to commit a violation;

•	federal civil and criminal false claims laws, including the federal False Claims Act which can be enforced by private individuals on behalf of the government through civil whistleblower or qui tam actions, and civil monetary penalty laws prohibit individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Entities can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers, promoting a product off-label, or for providing medically unnecessary services or items. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of or payment for healthcare benefits, items or services;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and their respective implementing regulations, which impose obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as individuals and entities that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, known as business associates, as well as their covered subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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the federal Physician Payments Sunshine Act, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to CMS information related to “payments or other transfers of value” made to physicians, which is defined to include doctors, dentists, optometrists, podiatrists and chiropractors, other health care professionals (such as physician assistants and nurse practitioners), and teaching hospitals and ownership and investment interests held by some of these healthcare professionals and their immediate family members;

•	analogous foreign laws and regulations; and

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similar state and local laws and regulations may also restrict business practices in the pharmaceutical industry, such as state anti-kickback and false claims laws, which may apply to business practices, including but not limited to, research, distribution, sales, and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information; state and local laws which require the tracking of gifts and other remuneration and any transfer of value provided to physicians, other healthcare providers and entities; state and local laws that require the registration of pharmaceutical sales representatives; and state and local laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

These laws and regulations are subject to change, which can increase the resources needed for compliance and delay drug approval or commercialization. Any action brought against us for violations of these laws or regulations, even successfully defended, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Also, we may be subject to private “qui tam” actions brought by individual whistleblowers on behalf of the federal or state governments. Actual or alleged violation of any such laws or regulations may lead to investigations and other claims and proceedings by regulatory authorities and in certain cases, private actors, and violation of any of such laws or any other governmental regulations that apply may result in penalties, including, without limitation, significant administrative, civil and criminal penalties, damages, fines, disgorgement, additional reporting obligations, and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, the curtailment or restructuring of operations, exclusion from participation in government healthcare programs and imprisonment.

The collection and use of personal health data in the EEA is governed by the General Data Protection Regulation ((EU) 2016/679), (“GDPR”), which became effective May 25, 2018. The GDPR applies to any company established in the EEA and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EU or the monitoring of the behavior of data subjects in the EU. The GDPR enhances data protection obligations for controllers and processors of personal data, including stringent requirements relating to the consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct privacy impact assessments for high-risk processing, limitations on retention of personal data and mandatory data breach notification and privacy by design requirements, and creates direct obligations on service providers acting as data processors. The GDPR also imposes strict rules on the transfer of personal data out of the EEA to countries that do not ensure the same level of protection, such as the United States. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA countries may result in fines up to 20 million Euros or 4% of a company’s global annual revenues for the preceding financial year, whichever is higher. Moreover, the GDPR grants data subjects the right to claim compensation for damages resulting from infringement of the GDPR.

Following the United Kingdom’s (the “UK”) withdrawal from the EU and the expiration of the transition period, from January 31, 2020, companies doing business in the EU and the UK will be obliged to comply with both the GDPR and the U.K. GDPR. On June 28, 2021, the European Commission adopted an adequacy decision permitting flows of personal data between the EU and the UK to continue without additional requirements. However, the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/ extends that decision and remains under review by the European Commission during this period. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the UK will be regulated in the long term.

Brexit and the Regulatory Framework in the United Kingdom

The UK’s withdrawal from the EU on January 31, 2020, commonly referred to as Brexit, has created significant uncertainty concerning the future relationship between the UK and the EU. The Medicines and Healthcare products Regulatory Agency (MHRA) is now the UK’s standalone regulator.

On December 24, 2020, the EU and UK reached an agreement in principle on the framework for their future relationship, the EU-U.K. Trade and Cooperation Agreement. The EU-U.K. Trade and Cooperation Agreement primarily focuses on ensuring free trade between the EU and the UK in relation to goods, including medicinal products. Although the body of the Agreement includes general terms which apply to medicinal products, greater detail on sector-specific issues is provided in an Annex to the EU-U.K. Trade and Cooperation Agreement.

Among the changes that will now occur are that Great Britain (England, Scotland and Wales) will be treated as a third country. Northern Ireland will, with regard to EU regulations, continue to follow the EU regulatory rules.

As part of the EU-U.K. Trade and Cooperation Agreement, the EU and the UK will recognize GMP inspections carried out by the other party and the acceptance of official GMP documents issued by the other party. The EU-U.K. Trade and Cooperation Agreement also encourages, although it does not oblige, the parties to consult one another on proposals to introduce significant changes to technical regulations or inspection procedures. Among the areas of absence of mutual recognition are batch testing and batch release.

The UK has unilaterally agreed to accept EU batch testing and batch release for a period of at least two years until January 1, 2023. However, the EU continues to apply EU laws that require batch testing and batch release to take place in the EU territory. This means that medicinal products that are tested and released in the UK must be retested and re-released when entering the EU market for commercial use. As regards marketing authorizations, Great Britain has a separate regulatory submission process, approval process and a national marketing authorization. Northern Ireland will, however, continue to be covered by the marketing authorizations s granted by the European Commission.

The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation). It is currently unclear to what extent the UK will seek to align its regulations with the EU following entry into application of the Clinical Trials Regulation on January 31, 2022.

Since January 1, 2021, an applicant for a centralized procedure marketing authorization can no longer be established in the UK. Since this date, companies established in the UK cannot use the centralized procedure and instead must follow one of the UK national authorization procedures to obtain a marketing authorization to market products in the UK. For an initial two year period from January 1, 2021, MHRA is able to rely on a decision taken by the European Commission on the approval of a new centralized procedure marketing authorization when determining an application for a Great Britain marketing authorization; or use the MHRA’s decentralized or mutual recognition procedures which enable marketing authorizations approved in EEA countries to be granted in Great Britain. This two year period was recently extended to December 31, 2023. Post Brexit, the MHRA has been updating various aspects of the regulatory regime for medicinal products in the UK. These include: introducing the Innovative Licensing and Access Procedure to accelerate the time to market and facilitate patient access for innovative medicinal products; and updates to the UK national approval procedure, introducing a 150-day objective for assessing applications for marketing authorizations in the UK, Great Britain and Northern Ireland and a rolling review process for marketing authorization applications (rather than a consolidated full dossier submission).

Orphan designation in Great Britain following Brexit is, unlike in the EU, not available pre-marketing authorization. Applications for orphan designation are made at the same time as an application for a marketing authorization. The criteria to be granted an orphan drug designation or essentially identical to those in the European Union but based on the prevalence of the condition in Great Britain. It is therefore possible that conditions that were or would have been designated as orphan conditions in Great Britain prior to the end of the transition period are or would no longer be and that conditions that were not or would not have been designated as orphan conditions in the European Union will be designated as such in Great Britain.

Coverage and Reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance, and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Significant uncertainty exists as to the coverage and reimbursement status of any newly approved product. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. One third-party payor’s decision to cover a particular product does not ensure that other payors will also provide coverage for the product. As a result, the coverage determination process can require manufacturers to provide scientific details, information on cost-effectiveness, and clinical support for the use of a product to each payor separately. This can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

In addition, third-party payors are increasingly reducing reimbursements for pharmaceutical products and related services. The U.S. government and state legislatures have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of pharmaceutical products, in addition to questioning their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Pharmaceutical products may face competition from lower-priced products in foreign countries that have placed price controls on pharmaceutical products and may also compete with imported foreign products. Furthermore, there is no assurance that a product will be considered medically reasonable and necessary for a specific indication, that it will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be established even if coverage is available, or that the third-party payors’ reimbursement policies will not adversely affect the ability for manufacturers to sell products profitably.

Healthcare Reform

In the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. By way of example, the ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; it required collection of rebates for drugs paid by Medicaid managed care organizations; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs; it implemented a new methodology under which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; it expanded the eligibility criteria for Medicaid programs; it created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and it established a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Since January 2017, President Trump has signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have passed. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. In addition, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (“IRA”), into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025 and eliminates the “donut hole” under the Medicare Part D program beginning in 2025, by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges or additional health reform measures of the Biden administration will impact the ACA.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect until 2031 with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through March 31, 2021, unless additional congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, to review the relationship between pricing and manufacturer patient programs, and to reform government program reimbursement methodologies for pharmaceutical products. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services (“HHS”), released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things: (i) allows HHS to negotiate the price of certain single-source drugs and biologics covered under Medicare, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in 2023, although they may be subject to legal challenges.

In addition, individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing. It is possible that additional governmental action may be taken in response to the COVID-19 pandemic. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference to pricing systems and publication of discounts and list prices.

The Health Technology Assessment (“HTA”) process, which is currently governed by the national laws of the individual EU Member States, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. A new regulation adopted in December 2021 the HTA Regulation, is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and to provide the basis for cooperation at EU level for joint clinical assessments in these areas. The Regulation will apply from 2025 followed by a phased roll-out ending in 2028.

Employees and Human Capital Resources

As of September 30, 2022, we had 32 employees. Our headcount for R&D was 18, and our headcount for G&A was 14. Our employees include 12 executive leadership, administrative, and development personnel based in Switzerland; 11 executive leadership, administrative, and research personnel based in Iceland; 5 executives and administrators based in the United States; 4 management, research and administrative personnel based in France and China. Pursuant to local laws, our employees in Iceland and France are represented by a labor union or covered under a collective bargaining agreement. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Facilities

We currently lease approximately 5,500 square feet of laboratory and office space in Iceland and Switzerland. We believe these facilities will be adequate for the foreseeable future and that suitable additional or substitute space will be available as and when needed.

Legal Proceedings

From time to time, we may be subject to legal proceedings. We are not currently a party to or aware of any proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

OCULIS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Oculis SA and its subsidiaries prior to the consummation of the Business Combination, which will be the business of Oculis and its subsidiaries following the consummation of the Business Combination.

You should read the following discussion and analysis of our financial condition and results of operations together with the historical consolidated financial statements as of December 31, 2021 and for the years ended December 31, 2021 and 2020 and the related notes thereto, the unaudited condensed interim consolidated financial statements as of September 30, 2022 and for the nine months ended September 30, 2022 and 2021 and the related notes thereto, and the unaudited pro forma condensed combined financial information, included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections and elsewhere in this proxy statement/prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a clinical-stage biopharmaceutical company, based in Switzerland, with substantial expertise in therapeutics used to treat ocular diseases, engaged in the development of innovative drug candidates which embrace the potential to address many currently eye-related conditions. Our focus is on advancing therapeutic candidates intended to treat significant and growing ophthalmic diseases which result in vision loss, blindness or reduced quality of life, for which there are currently limited or no treatment options. Our clinical portfolio currently consists of OCS-01, our lead development candidate which is currently in two ongoing Phase 3 clinical trials, one involving its use as a treatment for diabetic macular edema (“DME”), and the other assessing its utility to treat inflammation and pain following cataract surgery. Our second clinical initiative involves OCS-02, which we anticipate entering two Phase 2b clinical trials in the first half of 2023, the first for use as a potential treatment for keratoconjunctivitis sicca, or dry eye disease (“DED”), and the second trial designed to evaluate its potential as a therapy for the treatment of non-infectious anterior uveitis. Our third clinical candidate is OCS-05, which is a novel neuroprotective agent with potential application in multiple indications, including glaucoma, dry age-related macular degeneration (“AMD”) and diabetic retinopathy (“DR”). We are initially evaluating OCS-05 as a potential treatment for acute optic neuropathy, or AON, for which there is no currently approved therapeutic treatment.

Numerous diseases and disorders, many of which represent significant medical needs, are associated with the human eye. The National Eye Institute, a part of the U.S. National Institutes of Health, estimates that in the United States, blindness or significant visual impairment impacts more than four million people, including those with vision loss resulting from retinal diseases such as DME, macular degeneration, DR, and retinal vein occlusion (“RVO”); disorders caused by swelling and inflammation such as DED, corneal keratitis and uveitis; and glaucoma, among other disease states. The global market for therapeutics used to treat eye disease is estimated to have exceeded $22 billion in 2020, according to industry sources.

Impact of COVID-19 Pandemic

As a result of the spread of the COVID-19 pandemic, economic uncertainties have arisen which may negatively affect our financial position, results of operations and cash flows. We have assessed that the COVID-19 pandemic has not so far had a material or direct impact on our operations or financial position. Nevertheless, in light of the ongoing COVID-19 pandemic, we have implemented measures to protect employees and take social responsibilities while at the same time attempting to limit any negative effects on our business.

The duration of uncertainties and the ultimate financial effects resulting from the ongoing COVID-19 pandemic cannot be reasonably estimated at this time. We will continue to monitor these situations closely and implement further measures if we believe they are required.

Business Environment

The biopharmaceutical industry is extremely competitive. We are subject to risks and uncertainties common to any early-stage biopharmaceutical company. These risks include, but are not limited to, the introduction of new products, therapies, standards of care or technological innovations, our ability to obtain, maintain, protect and enforce our licensed technology, data and other intellectual property and proprietary rights and compliance with extensive government regulation and oversight. Please see the section entitled “Risk Factors” for more information. We are also dependent upon the services of key personnel, including our Chief Executive Officer, executive team and other highly skilled employees. Demand for experienced personnel in the pharmaceutical and biotechnology industries is high and competition for talent is intense.

We face potential competition from many different sources, including pharmaceutical and biotechnology companies, academic institutions and governmental agencies as well as public and private research institutions. Many of our competitors are working to develop or have commercialized products similar to those we are developing and have considerable experience in undertaking clinical trials and in obtaining regulatory approval to market pharmaceutical products. Our competitors may also have significantly greater financial resources, established presence in the markets in which we hope to compete, expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and registering patients for clinical trials, entering into agreements with CMOs for the manufacture of our product candidates, as well as in acquiring technologies complementary to, or necessary for, our programs.

Components of Results of Operations

Revenue

We have not generated any revenue from the sale of products since our inception and do not expect to generate any revenue from the sale of products in the near future. If our development efforts for our product candidates are successful and result in regulatory approval or if we enter into collaboration or licensing agreements with third parties, we may generate revenue in the future from a combination of product sales or payments from such collaboration or licensing agreements. However, there can be no assurance as to when we will generate such revenue, if at all.

Grant Income

Grant income reflects reimbursement of research and development expenses and income from certain research projects managed by Icelandic governmental institutions. We maintain a subsidiary in Iceland that provides research and development for our product candidates. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. We do not anticipate generating significant grant income in the future.

Operating expenses

Research and development expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates and programs. We expense research and development costs and the cost of acquired intangible assets used in research and development activities as incurred. Research and development expenditures are capitalized only if they meet the recognition criteria of IAS 38 (“Intangible Assets”) and are recognized over the useful economic life on a straight-line basis. These expenses include:

•	employee-related expenses, including salaries, related benefits and equity-based compensation expense, for employees engaged in research and development functions;

•	expenses incurred in connection with the preclinical and clinical development of our product candidates and programs, including under agreements with CROs;

•

costs related to CMOs that are primarily engaged to provide drug substance and product for our clinical trials, research and development programs, as well as investigative sites and consultants that conduct our clinical trials, nonclinical studies and other scientific development services;

•	the costs of acquiring and manufacturing nonclinical and clinical trial materials, including manufacturing registration and validation batches;

•	costs related to compliance with quality and regulatory requirements;

•	research and development-related payments made under third-party licensing agreements; and

•	costs related to formulation research, IP expenses, facilities, overhead, depreciation and amortization of laboratory equipment and other expenses.

We historically did not track our research and development costs by project category, primarily because we use our employee and infrastructure resources across multiple research and development programs that we are advancing in parallel, and therefore do not allocate salaries, stock-based compensation, employee benefit expenses or other indirect costs related to our research and development to specific product candidates.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our planned clinical development activities in the near term and in the future. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of any current or future product candidates.

Our clinical development costs may vary significantly based on factors such as:

•	the number of trials required for approval;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of patients that participate in the trials;

•	per patient trial costs;

•	the number of doses that patients receive;

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring or other studies requested by regulatory agencies;

•	the duration of patient participation in the trials and follow-up periods;

•	the cost and timing of manufacturing our product candidates;

•	the phase of development of our product candidates;

•	production shortages or other supply interruptions in clinical trial materials;

•	the efficacy and safety profile of our product candidates; and

•	the number of product candidates we are developing.

The successful development and commercialization of product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the following:

•	the timing and progress of nonclinical and clinical development activities;

•	the number and scope of nonclinical and clinical programs we decide to pursue;

•	our ability to raise necessary additional funds;

•	the progress of the development efforts of parties with whom we may enter into collaboration arrangements;

•	our ability to maintain our current development programs and to establish new ones;

•	our ability to establish new licensing or collaboration arrangements;

•	the successful initiation and completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;

•	the receipt and related terms of regulatory approvals from applicable regulatory authorities;

•	the availability of drug substance and drug product for use in the production of our product candidates;

•	establishing and maintaining agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing, if our product candidates are approved;

•	our ability to obtain and maintain patents, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	our ability to protect and enforce our rights in our intellectual property portfolio;

•	the commercialization of our product candidates, if approved;

•	obtaining and maintaining third-party insurance coverage and adequate reimbursement;

•	the acceptance of our product candidates, if approved, by patients, the medical community and third-party payors;

•	competition with other products; and

•	a continued acceptable safety profile of our therapies following approval.

A change in the outcome of any of these variables with respect to the development of our product candidates could significantly change the costs and timing associated with the development of that product candidate. We may never succeed in obtaining regulatory approval for any of our product candidates or programs.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs for personnel in executive management, finance, corporate and business development, and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters; professional fees for accounting, auditing, tax, and administrative consulting services; insurance costs; marketing and communications expenses; and other operating costs.

Beginning in 2022, we incurred increased accounting, audit, legal, regulatory, compliance and other professional services costs as well as investor and public relations expenses associated with the Business Combination and preparing to become a public company. We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support development of our product candidates and programs and our continued research activities as well as costs associated with being a public company such as increased costs for fees to members of the board of directors, increased employee-related expenses, increased director and officer insurance premiums, audit and legal fees, investor relations fees and expenses for compliance with public company reporting requirements under the Exchange Act and Nasdaq rules.

Finance expense

Finance expense consists primarily of accrued interest costs associated with the preferred dividend payment of 6.00% to the holders of preferred Series B and C shares. The preferred Series B and C shares are classified as liabilities under IAS 32 and the associated accrued dividend is recognized as interest expense.

Exchange differences

Exchange differences consists of currency exchange gains and losses that arise from transaction denominated in currencies other than Swiss Francs.

Results of Operations

The financial information below is presented in thousands of CHF. The totals are calculated with the original unit amounts, which could lead to rounding differences. These differences in thousands of units are not changed in order to keep the accuracy of the original data.

The following table summarizes our results of operations for the periods presented:

	For the Nine Months Ended September 30,				For the Year Ended December 31,
In CHF thousands	2022	2021	Change	% Change	2021	2020	Change	% Change
Grant income	698	573	125	22%	960	993	(33)	(3%)

Operating income	698	573	125	22%	960	993	(33)	(3%)

Research and development expenses	(15,335)	(6,039)	(9,296)	154%	(9,568)	(9,337)	(231)	2%
General and administrative expenses	(6,626)	(3,084)	(3,542)	115%	(4,624)	(3,992)	(632)	16%

Operating expenses	(21,961)	(9,124)	(12,837)	141%	(14,192)	(13,329)	(863)	6%

Operating loss	(21,263)	(8,551)	(12,712)	149%	(13,232)	(12,336)	(896)	7%

Finance income	70	7	63	900%	21	10	11	110%
Finance expenses	(5,119)	(3,593)	(1,526)	42%	(5,120)	(2,628)	(2,492)	95%
Exchange differences	(3,134)	(852)	(2,282)	268%	(193)	163	(356)	(218%)

Finance result, net	(8,183)	(4,438)	(3,745)	84%	(5,292)	(2,455)	(2,837)	116%

Loss before tax for the period	(29,446)	(12,989)	(16,457)	127%	(18,524)	(14,790)	(3,734)	25%

Income tax expense	(69)	(16)	(53)	331%	(27)	(83)	56	(67%)

Loss for the period	(29,515)	(13,005)	(16,510)	127%	(18,552)	(14,873)	(3,679)	25%

Comparison of Nine Months Ended September 30, 2022 and 2021

Grant Income

Grant income for the nine months ended September 30, 2022 and 2021 was CHF 0.7 million and CHF 0.6 million, respectively. The grant income is dependent upon the Icelandic government making such reimbursement available for research and development activities. While certain of our research and development expenses have historically qualified for reimbursement and we anticipate incurring a similar level of costs in the future, there is no assurance that the Icelandic government will continue with the tax reimbursement program.

Research and Development Expenses

	For the Nine Months Ended September 30,
In CHF thousands	2022	2021	Change	% Change
Personnel expenses	(3,441)	(2,908)	(533)	18%

Payroll	(3,210)	(2,820)	(390)	14%
Share-based compensation	(231)	(88)	(143)	163%

Operating expenses	(11,895)	(3,131)	(8,764)	280%

External service providers	(11,452)	(2,773)	(8,679)	313%
Other operating expenses	(273)	(219)	(54)	25%
Depreciation of PPE	(83)	(59)	(24)	41%
Depreciation of right-of-use assets	(87)	(80)	(7)	9%

Total research and development expense	(15,335)	(6,039)	(9,296)	154%

Research and development expenses were CHF 15.3 million for the nine months ended September 30, 2022 compared to CHF 6.0 million for the nine months ended September 30, 2021. The net increase of CHF 9.3 million, or 154%, was primarily due to increased development expenses related to two ongoing Phase 3 clinical trials for OCS- 01 and other research and development activities for our active product candidates. The two ongoing OCS-01 Phase 3 clinical trials are for DME and Post Ocular Surgery indications. We utilize external Clinical Research Organizations (“CROs”) for the execution of these trials. Personnel costs increased by CHF 0.5 million from the prior period, which was primarily due to additional headcount for internal research and development employees.

General and Administrative Expenses

	For the Nine Months Ended September 30,
In CHF thousands	2022	2021	Change	% Change
Personnel expenses	(3,204)	(1,471)	(1,733)	118%

Payroll	(2,776)	(1,374)	(1,402)	102%
Share-based compensation	(428)	(97)	(331)	341%

Operating expenses	(3,422)	(1,613)	(1,809)	112%

External service providers	(1,657)	(1,153)	(504)	44%
Other operating expenses	(1,713)	(416)	(1,297)	312%
Depreciation of PPE	(16)	(7)	(9)	129%
Depreciation of right-of-use assets	(36)	(37)	1	(3%)

Total	(6,626)	(3,084)	(3,542)	115%

General and administrative expenses were CHF 6.6 million for the nine months ended September 30, 2022 compared to CHF 3.1 million for the nine months ended September 30, 2021. The increase of CHF 3.5 million, or 115%, was primarily due to a CHF 1.7 million increase in personnel costs associated with additional headcount for expansion of our operations, a CHF 1.3 million increase related to other operating expenses and a CHF 0.5 million increase related to additional external professional services both in connection with the Business Combination and preparing to become a public company.

Finance Expenses

	For the Nine Months Ended September 30,
In CHF thousands	2022	2021	Change	% Change
Interest expense accrued on Series B and C shares	(5,036)	(3,511)	(1,525)	43%
Interest on lease liabilities	(35)	(37)	2	(5%)
Interest expense	(48)	(45)	(3)	7%

Total finance expense	(5,119)	(3,593)	(1,526)	42%

Finance expenses were CHF 5.1 million for the nine months ended September 30, 2022 and CHF 3.6 million for the nine months ended September 30, 2021. The increase of CHF 1.5 million, or 42%, was primarily due to the additional accrued interest costs associated with preferred dividends as a result of the Series C financing which was completed in April 2021 and an extension of the Series C financing that was completed in July 2022, which raised CHF 52.5 million and CHF 2.0 million, respectively, before transaction costs.

Exchange Differences

	For the Nine Months Ended September 30,
In CHF thousands	2022	2021	Change	% Change
Exchange difference	(3,134)	(852)	(2,282)	268%

Exchange differences were a loss of CHF 3.1 million for the nine months ended September 30, 2022 compared to the loss of CHF 0.9 million for the nine months ended September 30, 2021. The loss in the nine months ended September 30, 2022 was primarily due to a loss of CHF 4.1 million caused by currency exchange rate changes between the U.S. Dollar and Swiss Franc which impacted the long-term financial liability related to our preferred Series C shares. This loss was partially offset by gains on U.S. Dollar denominated cash balances.

Comparison of Years Ended December 31, 2021 and 2020

Grant Income

Grant income for both the years ended December 31, 2021 and 2020 was CHF 1.0 million and was consistent between periods. The grant income is dependent upon the Icelandic government making such reimbursement available for research and development activities. While certain of our research and development expenses have historically qualified for reimbursement and we anticipate incurring a similar level of costs in the future, there is no assurance that the Icelandic government will continue with the tax reimbursement program.

Research and Development Expenses

	For the Year Ended December 31
In CHF thousands	2021	2020	Change	% Change
Personnel expenses	(4,407)	(3,826)	(580)	15%

Payroll	(4,189)	(3,612)	(576)	16%
Share-based compensation	(218)	(214)	(4)	2%

Operating expenses	(5,161)	(5,510)	349	(6%)

External service providers	(4,786)	(5,154)	369	(7%)
Other operating expenses	(189)	(167)	(22)	13%
Depreciation of PPE	(78)	(89)	11	(12%)
Depreciation of right-of-use assets	(108)	(99)	(9)	9%

Total	(9,568)	(9,337)	(231)	2%

Research and development expenses were CHF 9.6 million for the year ended December 31, 2021 compared to CHF 9.3 million for the year ended December 31, 2020. The net increase of CHF 0.2 million, or 2%, was primarily due to ongoing research and development activities for our active product candidates and the additional costs associated with more product candidates entering into and advancing through clinical trials. Personnel costs increased by CHF 0.6 million year over year, which was primarily due to additional headcount for internal research and development employees. The increase was partially offset by a decrease of CHF 0.4 million related to fewer external services providers and consultants.

General and Administrative Expenses

	For the Year Ended December 31
In CHF thousands	2021	2020	Change	% Change
Personnel expenses	(2,416)	(1,771)	(645)	36%

Payroll	(2,306)	(1,657)	(649)	39%
Share-based compensation	(110)	(114)	4	(4%)

Operating expenses	(2,208)	(2,221)	13	(1%)

External service providers	(1,681)	(1,744)	63	(4%)
Other operating expenses	(478)	(438)	(40)	9%
Depreciation of PPE	(10)	(15)	5	(33%)
Depreciation of right-of-use assets	(39)	(24)	(15)	63%

Total	(4,624)	(3,992)	(632)	16%

General and administrative expenses were CHF 4.6 million for the year ended December 31, 2021 compared to CHF 4.0 million for the year ended December 31, 2020. The increase of CHF 0.6 million, or 16%, was primarily due to a CHF 0.6 million increase in personnel costs associated with additional headcount for expansion of our operations in connection with the Business Combination and preparing to become a public company.

Finance Expenses

	For the Year Ended December 31
In CHF thousands	2021	2020	Change	% Change
Interest expense accrued on Series B and C shares	(4,996)	(2,560)	(2,436)	95%
Interest on lease liabilities	(49)	(50)	1	(2%)
Interest expense	(75)	(18)	(57)	317%

Total	(5,120)	(2,628)	(2,492)	95%

Finance expenses were CHF 5.1 million for the year ended December 31, 2021 and CHF 2.6 million for the year ended December 31, 2020. The increase of CHF 2.5 million, or 95%, was due to the additional accrued interest costs associated with preferred dividends as a result of the preferred Series C round which was completed in April 2021.

Exchange Differences

	For the Year Ended December 31
In CHF thousands	2021	2020	Change	% Change
Exchange difference	(193)	163	(356)	(218%)

Exchange differences were a loss of CHF 0.2 million for the year ended December 31, 2021 compared to a gain of CHF 0.2 million for the year ended December 31, 2020. The shift year over year was driven by changes in foreign currency exchange rates between our functional currency, CHF, and other currencies in which we transact, such as the Euro, U.S. Dollar and Hong Kong Dollar.

Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses. We have not yet commercialized any products and we do not expect to generate revenue from sales of products for several years, if at all. To date, we have funded our operations primarily with proceeds from the sale of our preferred stock. As of September 30, 2022, we had cash and cash equivalents of CHF 28.5 million. We had accumulated losses of CHF 101.8 million and CHF 72.3 million as of September 30, 2022 and December 31, 2021, respectively. Through September 30, 2022, we have raised CHF 103.4 million through the issuance of three series of preferred shares. Preferred Series A, B and C shares are classified as liabilities within our consolidated statement of financial position.

We expect to incur additional operating losses in the near future and our operating expenses will increase as we continue to expand our organization through in-licensing, strategic collaboration, and acquisition, and invest in the development of our product candidates through additional research and development activities and clinical trials. See “Risk Factors—Risks related to development and regulatory approval of our investigational therapies.” Following the completion of the Business Combination, we expect to incur additional costs associated with operating as a public company, including expenses related to legal, accounting and financial reporting and regulatory matters, maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations.

Based on our current operating plan, we believe that our existing cash and cash equivalents, CHF 28.5 million as of September 30, 2022, without taking into consideration the net proceeds from the proposed Business Combination, PIPE Investment, and Convertible Loan Agreement, will be sufficient to fund our operations and capital expenses through at least the next twelve months from the date of this proxy statement/prospectus. In addition, we believe that our cash resources, inclusive of funds available under the Business Combination, PIPE Investment and Convertible Loan Agreement, will be sufficient to allow us to fund current planned operations beyond the next twelve months from the date of this proxy statement/prospectus without additional capital. On a pro forma basis as of September 30, 2022, assuming the consummation of the Business Combination, the PIPE Investment and Convertible Loan Agreement, we estimate that the future company would have CHF 208.6 million in cash assuming no redemptions by EBAC’s shareholders, and CHF 121.1 million in cash assuming maximum redemptions by EBAC’s shareholders, either of which we believe will be sufficient to fund our anticipated level of operations for at least twelve months from the date of this proxy statement/prospectus. Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information. We have based our estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. For example, after the closing of the Business Combination, we (in the form of New Parent) may require additional capital resources due to underestimation of the nature, timing and costs of the efforts that will be necessary to complete the development of our product candidates. We may also need to raise additional funds more quickly if we choose to expand our development activities, our portfolio or if we consider acquisitions or other strategic transactions, including licensing transactions. For more information regarding these risk and factors that could influence our and New Parent’s future capital requirements and the timing thereof, please see the section entitled “Risk Factors.”

Future Funding Requirements

Product development is very expensive and involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. We will not generate revenue from product sales unless and until we successfully complete clinical development and are able to obtain regulatory approval for and successfully commercialize the product candidates we are currently developing or that we may develop. We currently do not have any product candidates approved for commercial sale.

Our product candidates, currently under development or that we may develop, will require significant additional research and development efforts, including extensive clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance and reporting capabilities. There can be no assurance that our research and development activities will be successfully completed, that adequate protection for our licensed or developed technology will be obtained and maintained, that products developed will obtain necessary regulatory approval or that any approved products will be commercially viable.

If we obtain regulatory approval for one or more of our product candidates, we expect to incur significant expenses related to developing our commercialization capabilities to support product sales, marketing and distribution activities, either alone or in collaboration with others. Further, following the completion of the Business Combination, as discussed further below, we expect to incur additional costs associated with operating as a public company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy.

Until such time, if ever, we can generate substantial product revenue, we may finance our operations through a combination of private or public equity offerings, debt financings, collaborations, strategic alliances, marketing, distribution or licensing arrangements or through other sources of financing. Adequate capital may not be available to us when needed or on acceptable terms. We do not currently have committed external sources of funds, but expect to obtain resources upon consummation of the Business Combination and PIPE Financing. To the extent that we raise additional capital through the sale of private or public equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of New Parent ordinary shares. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures.

Debt financing would also result in fixed payment obligations. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts, grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, obtain funds through arrangement with collaborators on terms unfavorable to us or pursue merger or acquisition strategies, all of which could adversely affect the holdings or the rights of New Parent shareholders. Please see the section entitled “Risk Factors—Risks related to our business, financial condition, capital requirements, or financial operations” for additional risks associated with our substantial capital requirements.

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities, manufacturing and clinical trials of our product candidates. In addition, we have incurred additional costs associated with the Business Combination and will continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur or incremental to operating a private company. Our expenses will also increase as we:

•	advance our clinical-stage product candidates , including as we progress our Phase 3 clinical trials for our most advanced programs, OCS-01 for DME and ocular surgery;

•	advance our preclinical stage product candidates into clinical development;

•	seek to identify, acquire and develop additional product candidates, including through business development efforts to invest in or in-license other technologies or product candidates;

•	hire additional clinical, quality control, medical, scientific and other technical personnel to support our clinical operations;

•	expand our operational, financial and management systems and increase personnel to support our operations;

•	meet the requirements and demands of being a public company;

•	maintain, expand, protect and enforce our intellectual property portfolio;

•	make milestone, royalty or other payments due under the Novartis Agreement, the Accure Agreement, and any future in-license or collaboration agreements;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	pursue in-licenses or acquisitions of other programs to further expand our pipeline; and

•

undertake any pre-commercialization activities to establish sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own or jointly with third parties.

See the section of the proxy statement/prospectus titled “Risk Factors” for additional risks associated with our substantial capital requirements.

Cash flows

The following table summarizes our sources and uses of cash and cash equivalents for each of the periods presented:

	For the Nine Months Ended September 30,				For the Year Ended December 31,
In CHF thousands	2022	2021	Change	% Change	2021	2020	Change	% Change
Net cash used in operating activities	(18,542)	(10,439)	(8,103)	78%	(13,825)	(12,029)	(1,796)	15%
Net cash used in investing activities	(2,033)	(9)	(2,024)	—	(28)	(19)	(9)	47%
Net cash provided by financing activities	1,992	51,675	(49,683)	(96%)	55,194	4,859	50,335	1,036%

Net (decrease) increase in cash and cash equivalents	(18,582)	41,227	(59,809)	(145%)	41,341	(7,189)	48,530	675%

Operating Activities

For the nine months ended September 30, 2022, operating activities used CHF 18.5 million of cash, primarily consisting of our net loss of CHF 29.5 million and partially offset by changes in net operating assets and liabilities of CHF 1.8 million and non-cash charges of CHF 9.2 million. Changes in net operating assets and liabilities were driven by a CHF 2.5 million increase in accrued expenses and other payables primarily for one half of the upfront fee of CHF 3.0 million to Accure related to exclusive global licensing of OCS-05 and CHF 0.4 million of increased accrued costs related to the Business Combination with EBAC. Our non-cash charges primarily consisted of CHF 5.0 million from interest expense accrued on preferred Series B and C shares and CHF 4.1 million from non-realized foreign exchange differences.

For the nine months ended September 30, 2021, operating activities used CHF 10.4 million of cash, primarily consisting of our net loss of CHF 13.0 million and changes in net operating assets and liabilities of CHF 2.3 million, offset by non-cash charges of CHF 4.9 million. Changes in net operating assets and liabilities were driven by an increase of CHF 1.1 million in prepaid and other receivables, resulting from an increase in research and development prepayments made at the start of clinical trials of CHF 1.1 million, a decrease in accrued expenses and other payables of CHF 0.5 million that was the difference between the estimated costs to vendor and actual settlement due related to Phase 2 trials of OCS-01, and an increase of CHF 0.5 million in accrued income related to research and development tax credits provided by the Icelandic government. The increase in tax credits was due to an increase in qualifying expenses incurred compared to the prior period and a temporary increase in the allowable limits in the program for calendar years 2020 and 2021 which increased the reimbursed amount in 2021 by CHF 0.2 million. Additionally, changes in our non-cash charges primarily consisted of CHF 3.5 million from interest expense on preferred Series B and C shares and CHF 0.5 million from non-realized foreign exchange differences.

For the year ended December 31, 2021, operating activities used CHF 13.8 million of cash, primarily consisting of our net loss of CHF 18.6 million and decreases from changes in net operating assets and liabilities of CHF 0.9 million, partially offset by non-cash charges of CHF 5.6 million. Decreases in net operating assets and liabilities were driven by the timing of prepaid payments related to contracts with third-party CROs. Our non-cash charges of CHF 5.6 million primarily consisted of CHF 5.0 million from interest expense on preferred Series B and C shares and CHF 0.9 million from compensation expense related to restricted stock awards.

For the year ended December 31, 2020, operating activities used CHF 12.0 million of cash, primarily consisting of our net loss of CHF 14.9 million and decreases from changes in net operating assets and liabilities of CHF 0.5 million, partially offset by non-cash charges of CHF 3.3 million. Our non-cash charges of CHF 3.3 million primarily consisted of CHF 2.6 million from interest expense on preferred Series B and C shares, and our working capital charges primarily consisted of CHF 0.6 million relating to a decrease in trade payables.

Investing Activities

For the nine months ended September 30, 2022, investing activities used CHF 1.5 million of cash as payment of one half of the upfront fee to Accure related to exclusive global licensing of OCS-05 and an additional CHF 0.5 million of reimbursed costs in relation to the OCS-05 AON study that were capitalized as intangible assets.

For the nine months ended September 30, 2021, investing activities used a nominal amount of cash for the purchases of property, plant and equipment of CHF 9 thousand.

For the years ended December 31, 2021 and 2020, investing activities used CHF 28 thousand and CHF 19 thousand, respectively, of cash for the purchases of property, plant, and equipment.

Financing Activities

For the nine months ended September 30, 2022, net cash provided by financing activities primarily consisted of CHF 2.0 million of proceeds from the issuance of preferred series C shares, which are classified as liabilities within our consolidated statement of financial position, in July 2022, before transaction costs of CHF 34 thousand.

For the nine months ended September 30, 2021, net cash provided by financing activities was CHF 51.7 million, which primarily consisted of proceeds from issuance of preferred Series C shares, classified as liabilities of CHF 52.5 million, before transaction costs of CHF 0.8 million. In April 2021, we issued preferred Series C shares to fund research and development activities and general working capital.

For the year ended December 31, 2021, net cash provided by financing activities was CHF 55.2 million, which primarily consisted of proceeds from issuance of preferred Series C shares, classified as liabilities of CHF 56.1 million, before transaction costs of CHF 0.8 million. In April and December 2021, we issued preferred Series C shares to fund research and development activities and general working capital.

For the year ended December 31, 2020, net cash provided by financing activities was CHF 4.9 million, which primarily consisted of proceeds from issuance of preferred Series B shares of CHF 5.0 million, before transaction costs of CHF 0.1 million. In March 2020, we issued preferred Series B shares to fund research and development activities and general working capital.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Contractual Obligations and Other Commitments

We have certain payment obligations under various license and collaboration agreements. Under these agreements, we are required to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products.

License Agreement with Novartis for OCS-02

Pursuant to a license agreement, dated as of December 19, 2018, as amended, by and between us and Novartis (the “Novartis Agreement”), we obtained an exclusive, royalty-bearing, sublicensable (subject to certain conditions), assignable (subject to certain conditions), worldwide license under certain patents, know-how and manufacturing platform technology to develop, manufacture and commercialize pharmaceutical, therapeutic or diagnostic products containing a specified single chain antibody fragment formulation as an active ingredient in the licensed field as defined in the Novartis Agreement. The license granted to us by Novartis includes sublicenses of rights granted to Novartis by certain third parties, and our license to such rights is expressly subject to the applicable terms and conditions of the agreements between Novartis and such third parties.

We originally entered into the Novartis Agreement with Alcon Research, Ltd. (“Alcon”), which subsequently assigned its rights and obligations under the Novartis Agreement to Novartis in connection with its spin-off from Novartis.

We are deemed the owner of any inventions that are (a) created solely by or on behalf of us pursuant to the Novartis Agreement and (b) severable from the licensed products, and grant Novartis a first right to negotiate a worldwide, royalty-bearing license under any patents directed at such inventions for purposes outside of the licensed field. We also grant Novartis a worldwide, non-exclusive, perpetual, irrevocable, royalty-free, fully paid-up license back under any patents owned by us that (i) cover inventions arising from the Novartis Agreement, the practice of which would infringe the patents licensed to us by Novartis, or (ii) otherwise incorporate Novartis’ proprietary information, in each case, for certain uses outside of the licensed field.

We made an initial payment to Alcon of CHF 4.7 million ($4.7 million at the exchange rate at the time of payment) in cash. As of September 30, 2022, we were obligated to pay Novartis additional up to $97.0 million (CHF 95.1 million at the September 30, 2022 exchange rate) in the aggregate upon the achievement of certain development, regulatory, sales and other milestones and tiered royalties ranging from a mid-single digit to a low mid-teen percentage on net sales. In consideration for the exclusive sublicense from Novartis under certain third-party intellectual property rights, we are obligated to pay a low-single digit royalty on our net sales of the licensed product, however, such payments will be deducted from royalties payable to Novartis. Our royalty payment obligations are subject to certain reductions and expire with respect to any licensed product on a country-by-country basis upon the later of (a) the expiration of the last to expire valid claim of any licensed patent covering any such licensed product in such country; (b) the expiration of the period of data exclusivity in any country worldwide; or (c) twelve (12) years after first commercial sale of such licensed product in such country (“Royalty Term”).

Under the Novartis Agreement, we are obligated to use diligent efforts to develop, manufacture or have manufactured, and commercialize the licensed products in the licensed field worldwide. The Novartis Agreement will expire upon the last-to-expire Royalty Term. We may terminate the Novartis Agreement without cause at any time upon advance written notice to Novartis. Upon written notice to Novartis, we may terminate the Novartis Agreement for cause due to the following events: (a) an insolvency event occurs; (b) Novartis materially breaches its obligations under the Novartis Agreement and fails to cure such breach within a specified period of time; or (c) upon advance written notice for material scientific, technical or medical reasons or in case of a material adverse change that renders further continuation of the Novartis Agreement by us commercially unreasonable or otherwise not viable. Upon written notice to us, Novartis may terminate the Novartis Agreement for cause due to the following events: (i) we fail to pay any undisputed amount due under the Novartis Agreement and we fail to remedy such failure within a specified period of time; (ii) an insolvency event occurs; or (iii) we materially breach our obligations under the Novartis Agreement and fail to cure such breach within a specified period of time; or (iv) following negative clinical trial results, we terminate development of the licensed product and do not pursue any further indications in the licensed field.

License Agreement with Accure for OCS-05

Pursuant to a license agreement, dated as of January 29, 2022, by and between us and Accure (the “Accure Agreement”), we obtained an exclusive, worldwide, sublicensable (subject to certain conditions) and transferable (subject to certain conditions) license under certain patents, know-how and inventory of Accure for any and all uses and purposes, including to perform research, development, manufacturing and commercialization activities in any manner and for any purpose. The licensed patents are co-owned by Accure with third parties who have reserved the right to use the licensed patents for education and research purposes pursuant to an inter-institutional agreement.

We made an initial payment to Accure of CHF 1.5 million ($1.6 million at the exchange rate at the time of payment) and another payment of CHF 0.5 million of reimbursed costs ($0.5 million at the exchange rate at the time of payment) during the nine months ended September 30, 2022. We accrued an additional CHF 1.5 million ($1.5 million at the September 30, 2022 exchange rate) for liabilities owed to Accure. As of September 30, 2022, we were obligated to pay Accure (a) up to $112.1 million (CHF 109.9 million at the September 30, 2022 exchange rate) in the aggregate upon the achievement of certain development, regulatory and sales milestones; (b) tiered royalties ranging from a mid-single digit to a low mid-teen percentage on net sales of licensed products; and (c) high teens on sublicensing revenues received any time after 36 months from the agreement effective date, and a higher percentage on sublicensing revenues received prior to such date, in all cases subject to reduction for any amount that were previously paid or are concurrently or later paid by Oculis to Accure pursuant to Oculis’s milestone payment obligations and such amounts received from a sublicensee will be deduced from amounts owned to Accure. Our royalty payment obligations are subject to certain reductions and expire on a licensed product-by-licensed product and country-by-country basis upon the later of (i) the expiration of the last valid claim of any licensed patent covering such licensed product in such country; (ii) the expiration of such licensed product’s Orphan Drug status, if any, in such country; or (iii) ten (10) years following the date of first commercial sale of such licensed product in such country (the “Payment Period”).

Under the Accure Agreement, we are obligated to use commercially reasonable efforts to develop and seek regulatory approval for a licensed product in major countries of the territory as defined in the Accure Agreement.

The Accure Agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the expiration of the applicable Payment Period with respect to such licensed product in such country. We may terminate the Accure Agreement in whole or in part at any time upon advance written notice (a) for documented reasonable scientific, regulatory, commercial reasons related to the licensed product without incurring any penalty or liability to Accure and (b) for no reason. Each party may terminate the Accure Agreement with immediate effect upon written notice to the other party (i) in the event such other party commits a material breach of its obligations under the Accure Agreement and fails to cure that breach within a specified period of time or (ii) with certain exceptions, upon such other party’s bankruptcy. Accure may terminate the Accure Agreement with immediate effect upon written notice to us if we file any action to invalidate any of the licensed patents or fail to maintain the licensed patents in major countries of the territory as defined in the Accure Agreement, or, subject to certain exceptions, if we fail to meet certain development obligations and are unable to agree upon modifications to the development plan with Accure.

Other Commitments

Our preferred shares provide preference rights to shareholders that include preferential distribution of proceeds in the case of certain liquidity events. A redemption option exists in April 2025 for a pre-specified qualified condition related to an initial public offering, with amounts equivalent to the sum of investors’ Series A, B and C investment, accrued dividends and applicable compounded interests at 0.00%, 6.00% and 8.00% for Series A, B and C shares, respectively, which could lead to a potential cash-outflow. Consequently, the preferred shares are classified as long-term financial liabilities that might become due under those scenarios, which include liquidation or certain exit events. The preferred Series B and C shares include a preferred dividend payment of 6.00%, which is also presented as long-term financial liabilities and is not cash settled but accrued until a redemption event. Upon the consummation of the Business Combination, all series of preferred shares will convert to New Parent Shares under the terms of the Business Combination Agreement and the preferred dividend associated with the preferred shares would be settled.

We have conducted research and development programs through collaborative programs that include, among others, arrangements with universities, CROs and clinical research sites. As of September 30, 2022, commitments for external research projects totaled CHF 8.6 million, with CHF 8.3 million due within one year and CHF 0.3 million due between one and five years.

In addition, we enter into agreements in the normal course of business with CROs for clinical trials and with vendors for preclinical studies, manufacturing services, and other services and products for operating purposes, which are generally cancelable upon written notice.

We have entered into two real estate lease agreements for lab and office facilities. At September 30, 2022, these lease agreements have aggregate lease liabilities of CHF 0.2 million due within one year and CHF 0.7 million due in more than one year.

See Note 18 to our historical consolidated financial statements as of December 31, 2021 and for the years ended December 31, 2021 and 2020 and Note 14 to our unaudited condensed interim consolidated financial statements as of September 30, 2022 and for the nine months ended September 30, 2022 and 2021 included elsewhere in this proxy statement/prospectus for further details on our obligations and timing of expected future payments.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgments, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgments and sources of estimation uncertainty are described in Note 4 to our consolidated financial statements, which are included elsewhere in this proxy statement/prospectus.

Emerging Growth Company and Foreign Private Issuer Status

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

a requirement to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in a registration statement;

•

to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

•

an exemption from compliance with the requirement that the PCAOB has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these exemptions until December 31, 2027 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) December 31, 2027. We may choose to take advantage of some but not all of these exemptions.

We will also be considered a “foreign private issuer.” Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	the requirement to comply with Regulation FD, which requires selective disclosure of material information;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 3 to of our consolidated financial statements appearing elsewhere in this proxy statement/prospectus.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. After the closing of the Business Combination, as a U.S. public company, we will be required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosures of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2021 and 2020, we identified material weaknesses in our internal control over financial reporting. The material weaknesses identified are related to (i) a lack of sufficient internal accounting personnel to support an efficient and structured financial statement close process and allow for the appropriate monitoring of financial reporting matters; and (ii) the maintenance of effective controls over information technology general controls for IT accounting and financial reporting systems. Specifically, IT systems and related operations are outsourced to third parties and therefore, we were not in a position to maintain user access controls, program change management controls, and testing and approval controls.

The identified control deficiencies did not result in a material misstatement to our financial statements. However, each of these control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim financial statements that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.

Please see the section entitled “Risk Factors—Risks Related to Oculis’ Business Following the Proposed Transactions—We have identified material weaknesses in our internal control over financial reporting, and we may identify additional material weaknesses in the future or fail to maintain effective internal control over financial reporting. If we are unable to maintain an effective system of internal controls in the future, our ability to accurately or timely report our financial condition or results of operations may be adversely affected, which could hurt our business, lessen investor confidence and depress the market price of our securities.”

To achieve compliance with Section 404(a) when required, we will engage in a process to document and evaluate our internal controls over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We expect these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, currency risk, interest rate risk, credit risk and liquidity risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. See Note 20 to our audited consolidated financial statements, which are included elsewhere in this proxy statement/prospectus, for further discussion of our exposure to these risks.

BUSINESS OF EBAC AND CERTAIN INFORMATION ABOUT EBAC

Unless the context otherwise requires, all references in this section to “we”, “us” and “ours” refer to European Biotech Acquisition Corp. prior to the consummation of the Business Combination, which will be the business of New Parent and its subsidiaries following the consummation of the Business Combination.

General

EBAC is a blank check company incorporated on January 8, 2021 as a Cayman Islands exempted company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which is referred to throughout this proxy statement/prospectus as an initial business combination (the “initial business combination”).

On March 18, 2021, EBAC consummated an initial public offering of 12,000,000 Units, at $10.00 per Unit, generating gross proceeds of $120.0 million and incurring offering costs of approximately $7.1 million, of which $4.2 million was for deferred underwriting commissions. EBAC granted the underwriters a 45-day option to purchase up to an additional 1,800,000 Units at the initial public offering price to cover over-allotments, if any (the “Over-Allotment Units”). On April 29, 2021, the underwriters partially exercised the over-allotment option, and the closing of the issuance and sale of the additional 754,784 Over-Allotment Units occurred on May 3, 2021. The issuance by EBAC of the Over-Allotment Units at a price of $10.00 per unit resulted in total gross proceeds of approximately $7.5 million. Substantially concurrent with the closing of its initial public offering, EBAC completed the private placement of 440,000 units (the “Option Units”) to the Sponsor at a purchase price of $10.00 per private warrant, generating gross proceeds of $4.4 million. Simultaneously with the issuance and sale of the Option Units, EBAC consummated the private placement with the Sponsor of 15,096 additional private placement units.

Approximately $127.5 million of the net proceeds of the initial public offering was placed in the Trust Account. Except with respect to interest earned on the funds in the Trust Account that may be released to EBAC to pay its taxes, the funds held in the Trust Account will not be released from the Trust Account until the earlier of: (i) the completion of an initial business combination and (ii) the distribution of the Trust Account as described below.

EBAC’s management has broad discretion with respect to the specific application of the net proceeds of the initial public offering and the sale of private placement units, although substantially all of the net proceeds are intended to be applied generally toward consummating an initial business combination.

EBAC’s units, Class A Common Stock and EBAC Public Warrants are each traded on the Nasdaq Capital Market under the symbols “EBACU,” “EBAC” and “EBACW,” respectively.

Financial Position

As of September 30, 2022 EBAC had approximately $128.3 million held in the Trust Account, not taking into account payment of deferred underwriting fees. As a result, EBAC offers a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because EBAC is able to complete the Business Combination using EBAC’s cash, debt, or equity securities, or a combination of the foregoing, EBAC has the flexibility to use the most efficient combination that will allow EBAC to tailor the consideration to be paid to the target business to fit its needs and desires.

Effecting the Business Combination

Redemption of Public Shares and Liquidation If No Business Combination

EBAC’s amended and restated memorandum and articles of association provide that EBAC has only 24 months (unless otherwise extended) from the closing of its initial public offering to complete an initial business combination. If EBAC has not completed an initial business combination within the Combination Period, EBAC will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and any withholding taxes) divided by the number of the then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of EBAC’s remaining shareholders and the EBAC Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to EBAC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to EBAC’s warrants, which will expire worthless if EBAC fails to consummate an initial business combination within the Combination Period. EBAC’s amended and restated memorandum and articles of association provide that, if EBAC winds up for any other reason prior to the consummation of the initial business combination, EBAC will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

The Sponsor and each member of EBAC’s management team have entered into an agreement with EBAC, pursuant to which they have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any founder shares they hold if EBAC fails to consummate an initial business combination within the Combination Period (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if EBAC fails to complete the initial business combination within the prescribed time frame).

EBAC’s Sponsor, executive officers and directors have agreed, pursuant to a written agreement with EBAC, that they will not propose any amendment to EBAC’s amended and restated memorandum and articles of association (A) that would modify the substance or timing of EBAC’s obligation to provide holders of EBAC Class A Common Stock the right to have their shares redeemed in connection with EBAC’s initial business combination or to redeem 100% of EBAC’s public shares if EBAC does not complete the initial business combination within the Combination Period or (B) with respect to any other provision relating to the rights of holders of EBAC Class A Common Stock (including extending the deadline for completing the initial business combination), unless EBAC provides the public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares. However, EBAC may not redeem the public shares in an amount that would cause EBAC’s net tangible assets to be less than $5,000,001 (so that EBAC does not then become subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of public shares such that EBAC cannot satisfy the net tangible asset requirement, EBAC would not proceed with the amendment or the related redemption of the public shares at such time. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by EBAC’s Sponsor, any executive officer or director, or any other person.

If EBAC were to expend all of the net proceeds of the initial public offering and the sale of the private placement units, other than the funds held in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by shareholders upon EBAC’s dissolution would be $10.00. The funds held in the Trust Account could, however, become subject to the claims of EBAC’s creditors which would have higher priority than the claims of the public shareholders. EBAC cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.00. While EBAC intends to pay such amounts, if any, EBAC cannot assure you that EBAC will have funds sufficient to pay or provide for all creditors’ claims.

Although EBAC has sought to have all vendors, service providers, prospective target businesses and other entities with which EBAC does business execute agreements with EBAC waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the public shareholders, there is no guarantee that any future vendors, service providers, or other entities with which EBAC does business will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including, but not limited, to fraudulent inducement, breach of fiduciary duty or responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against EBAC’s assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, EBAC’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where EBAC may engage a third-party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Credit Suisse Securities (USA) LLC (“Credit Suisse”), BofA Securities, Inc. (“BofA Securities”), Van Lanschot Kempen (USA) Inc. (formerly Kempen & Co. USA, Inc.) (“Kempen”), SVB Securities LLC (“SVB Securities”) and Arctica Finance hf (“Arctica”), as co-placement agents, have executed an agreement with EBAC waiving such claims to the monies held in the Trust Account arising solely out of these engagements. These waivers do not apply to rights that Credit Suisse and Kempen have under the underwriting agreement, dated March 15, 2021, between Credit Suisse and Kempen, as representatives for the underwriters, and EBAC relating to EBAC’s initial public offering. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with EBAC and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to EBAC if and to the extent any claims by a third-party (other than Marcum LLP, EBAC’s independent registered public accounting firm) for services rendered or products sold to EBAC (other than EBAC’s independent registered public accounting firm), or a prospective target business with which EBAC has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay EBAC’s tax obligations, provided that such liability will not apply to any claims by a third-party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under EBAC’s indemnity of the underwriters of EBAC’s initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third-party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. However, EBAC has not asked the Sponsor to reserve for such indemnification obligations, nor has EBAC independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and EBAC believes that the Sponsor’s only assets are securities of EBAC. Therefore, EBAC cannot assure you that the Sponsor would be able to satisfy those obligations. None of EBAC’s officers or directors will indemnify EBAC for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay EBAC’s income tax obligations, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, EBAC’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While EBAC currently expects that EBAC’s independent directors would take legal action on EBAC’s behalf against the Sponsor to enforce its indemnification obligations to EBAC, it is possible that EBAC’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, EBAC cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per public share.

EBAC has sought to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which EBAC does business (except for the independent registered public accounts) execute agreements with EBAC waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under EBAC’s indemnity of the underwriters of EBAC’s initial public offering against certain liabilities, including liabilities under the Securities Act. EBAC has access to up to $1,000,000 following the initial public offering and the sale of the private placement units with which to pay any such potential claims (including costs and expenses incurred in connection with EBAC’s liquidation, currently estimated to be no more than approximately $100,000). In the event that EBAC liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from EBAC’s Trust Account could be liable for claims made by creditors, however such liability will not be greater than the amount of funds from the Trust Account received by any such shareholder.

If EBAC files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against EBAC that is not dismissed, the funds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in EBAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of EBAC Shareholders. To the extent any bankruptcy claims deplete the Trust Account, EBAC cannot assure you EBAC will be able to return $10.00 per public share to the public shareholders. Additionally, if EBAC files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against EBAC that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by EBAC Shareholders. Furthermore, the EBAC Board may be viewed as having breached its fiduciary duty to EBAC’s creditors and/or may have acted in bad faith, and thereby exposing itself and EBAC to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. EBAC cannot assure you that claims will not be brought against us for these reasons.

EBAC’s public shareholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of the public shares if EBAC does not complete an initial business combination within the Combination Period, (ii) in connection with a shareholder vote to amend EBAC’s amended and restated memorandum and articles of association (A) to modify the substance or timing of EBAC’s obligation to provide holders of the EBAC Class A Common Stock the right to have their shares redeemed in connection with an initial business combination or to redeem 100% of the public shares if EBAC does not complete an initial business combination within the Combination Period or (B) with respect to any other provision relating to the rights of holders of the EBAC Class A Common Stock (including extending the deadline for completing EBAC’s initial business combination), or (iii) if they redeem their respective shares for the right to receive an amount in cash upon the completion of the initial business combination. Public shareholders who redeem their EBAC Class A Common Stock in connection with a shareholder vote described in clause (ii) in the preceding sentence shall not be entitled to funds from the Trust Account upon the subsequent completion of an initial business combination or liquidation if EBAC has not consummated an initial business combination within the Combination Period with respect to such EBAC Class A Common Stock so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event EBAC seeks shareholder approval in connection with an initial business combination, a shareholder’s voting in connection with the initial business combination alone will not result in a shareholder’s redeeming its shares to EBAC for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above.

These provisions of EBAC’s amended and restated memorandum and articles of association, like all provisions of EBAC’s amended and restated memorandum and articles of association, may be amended with a shareholder vote.

Employees

EBAC currently has two executive officers: Eduardo Bravo Fernandez de Araoz and Koen Sintnicolaas. These individuals are not obligated to devote any specific number of hours to EBAC’s matters but they intend to devote as much of their time as they deem necessary to EBAC’s affairs until EBAC has completed an initial business combination. EBAC does not intend to have any full-time employees prior to the completion of an initial business combination.

Directors and Executive Officers

EBAC’s officers and directors are as follows:

Name	Age	Position
Eduardo Bravo Fernandez de Araoz	57	Chief Executive Officer
Koen Sintnicolaas	34	Chief Financial Officer
Martijn Kleijwegt	67	Director
Mark Wegter	53	Director
Volkert Doeksen	59	Director
Onno van de Stolpe	63	Director
Mohammad Sohail Fazeli	58	Director

Eduardo Bravo Fernandez de Araoz

Eduardo Bravo Fernandez de Araoz has served as EBAC’s Chief Executive Officer since EBAC’s inception. From July 2020 to December 2020, Mr. Bravo was Interim Chief Executive Officer of OncoDNA, a cancer theranostic company. From July 2018 to February 2020, Mr. Bravo served Chief Executive Officer of Nordic Nanovector, a radiopharmaceutical company. Prior to joining Nordic Nanovector, Mr. Bravo was CEO of TiGenix, a cell therapy company from 2011 until June 2018. Mr. Bravo serves on the board of Ariceum Therapeutics GmbH since November 2021 to the present. Mr. Bravo has a MSc in Business Administration from CUNEF (1988) and an MBA from INSEAD (1991). EBAC believes that Mr. Bravo’s experience as an executive at leading biotechnology businesses make him well qualified to serve on EBAC’s management team.

Koen Sintnicolaas

Koen Sintnicolaas has served as EBAC’s Chief Financial Officer since EBAC’s inception. From July 2016 to the present, Mr. Sintnicolaas is the Business Controller of EQT Life Sciences (f/k/a Life Science Partners) and one of Europe’s largest and most experienced healthcare investment firms. From June 2013 to June 2016, Mr. Sintnicolaas served as Business Controller of Fetim Group, an international trading company. Mr. Sintnicolaas has a MSc in Financial Economics from the Erasmus University and a post-graduate Business Analytics & Data Science degree from the Vrije Universiteit. EBAC believes that Mr. Sintnicolaas’ experience as a business controller at leading investment and international trading firms make him well qualified to serve on EBAC’s management team.

Martijn Kleijwegt

Martijn Kleijwegt has been a member and the Chairman of the EBAC Board since EBAC’s inception. Mr. Kleijwegt founded LSP in 1998 and is currently a partner at EQT Life Sciences (f/k/a Life Science Partners). Mr. Kleijwegt brings over 30 years of hands-on finance and investment experience to EBAC. Mr. Kleijwegt currently serves on the boards of Vico Therapeutics, A-M Pharma and Oxthera. Mr. Kleijwegt has a master’s degree in Economics from Amsterdam University. EBAC believes that Mr. Kleijwegt’s experience in healthcare investments make him well qualified to serve as a director.

Mark Wegter

Mark Wegter has been a member of the EBAC Board since EBAC’s inception. Mr. Wegter joined LSP in 1998 and is a partner at EQT Life Sciences (f/k/a Life Science Partners). For the first ten years at LSP, Mr. Wegter was actively involved in raising and managing Life Sciences Partners’ private equity funds, taking co-responsibility for the entire investment process, from deal sourcing to actively supporting the growth and exit of a number of Life Sciences Partners’ portfolio companies, as non-executive director and Life Science Partners investor representative. This included both private and public companies in countries such as the Netherlands, Belgium, Germany, the UK and Switzerland. As of early 2008, Mr. Wegter started Life Sciences Partners’ public equity investment franchise, building it to become a second business line next to Life Sciences Partners’ existing private equity franchise. Prior to joining LSP, Mr. Wegter worked as a Senior Analyst at ING Corporate and Investment Banking. Mr. Wegter brings 25 years of hands-on finance and investment experience to EBAC. Mr. Wegter has a master’s degree in Business Economics from the Erasmus University of Rotterdam. EBAC believes Mr. Wegter’s experience in healthcare investments make him well qualified to serve as a director.

Volkert Doeksen

Volkert Doeksen has been a member of the EBAC Board since EBAC’s initial public offering. Mr. Doeksen is a private equity investor and founder of AlpInvest Partners (originally NIB Capital), one of the largest private equity investments managers globally. AlpInvest has committed over $70 billion to investments since 2000. From 2000 until 2015, he served as CEO and Chairman of the Board and the investment committee of AlpInvest, which has offices in Amsterdam, Hong Kong and New York. From 2015 until 2019, Mr. Doeksen was Vice Chairman of Carlyle Solutions Group and later on Senior Advisor to The Carlyle Group. Prior to founding AlpInvest, Mr. Doeksen was a director of Dresdner Kleinwort Benson (today “DKB”), managing over $3 billion of private equity investments. From 1992 to 1994, Mr. Doeksen served as head of the bank’s Benelux region, based in the firm’s London office. In 1994, he moved to New York to head up DKB’s private equity investments, including U.S. leveraged buyouts, mezzanine debt and fund of funds. Prior to DKB, Mr. Doeksen worked as an investment banker focusing on mergers and acquisitions for Dillon Read from 1989 through 1992. He began his career as a financial analyst in corporate finance for Morgan Stanley International in London in 1987. Mr. Doeksen received his Master in Law Degree from the University of Leiden in 1987. Mr. Doeksen received his Master in Law Degree from the University of Leiden in 1987. Mr. Doeksen also serves as a director of Athora Holdings Ltd., as director of Royal Doeksen B.V., a shipping and ferry company, as a director of Nouryon B.V. and as director of Nobian B.V. EBAC believes Mr. Doeksen’s extensive international experience in private equity investments and his service on the boards of directors makes him well qualified to serve as a director.

Onno van de Stolpe

Onno van de Stolpe has been a member of the EBAC Board since EBAC’s initial public offering. Mr. van de Stolpe founded Galapagos NV in 1999 and had served as Chief Executive Officer and member of its board of directors from 1999 to April 2022. From 1998 to 1999, he was the managing director of Genomics at IntroGene B.V. (later Crucell N.V., which was acquired by Johnson & Johnson Services, Inc. in 2011). Prior to joining IntroGene in 1998, he was managing director of Molecular Probes Europe B.V. He established this European headquarters after joining Molecular Probes, Inc. in the United States. Previously, from 1990 to 1995, Mr. van de Stolpe worked for The Netherlands Foreign Investment Agency in California, where he was responsible for recruiting biotechnology and medical device companies to locate in the Netherlands. Mr. van de Stolpe started his career in 1987 as Manager of Business Development at MOGEN International N.V. in Leiden until 1990. He received an MSc degree from Wageningen University in 1987. Mr. van de Stolpe currently also serves as a member of the Board of Directors of Leyden Laboratories B.V. and Stichting African Parks Foundation. He is nominated for Chairman of the Board of Protix B.V. EBAC believes that Mr. van de Stolpe is qualified to serve on the EBAC Board because of his extensive international experience in biotechnology, private equity and mergers and acquisitions, and his service on the boards of directors of biopharmaceutical companies.

Mohammad Sohail Fazeli

Mohammad Sohail Fazeli has been a member of the EBAC Board since March 18, 2021. Mr. Fazeli is a Senior Pharma Analyst and Head of Research EMEA at Bloomberg Intelligence, London. From 2005 to 2010, Mr. Fazeli worked as Senior Biotech Analyst and Head of Research EMEA at Piper Jaffray (currently doing business as Piper Sandler & Co.) in London. From 2003 to 2005, Mr. Fazeli worked as Senior Biotech Analyst at Nomura International in London. From 2000 to 2003, Mr. Fazeli worked Senior Biotech Analyst at Altium Capital (Apax) in London. From 1999 to 2000, Mr. Fazeli worked as Biotech Analyst Rabobank in London. Mr. Fazeli started his professional career as Biotech Analyst for HSBC James Capel in London from 1998 to 1999. Mr. Fazeli received his Bachelor’s Degree in Pharmacology from the University of Cardiff in 1985. Mr. Fazeli received his Ph.D. in Pharmacology from the University of London in 1989. Mr. Fazeli currently also serves on the board of Arecor Limited and Exonate Limited. EBAC believes Mr. Fazeli’s extensive experience in investment banking and his academic background and expertise in biotechnology make him well qualified to serve as a director.

Number and Terms of Office of Officers and Directors

The EBAC Board is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to EBAC’s first annual general meeting) serving a three-year term. In accordance with the Nasdaq corporate governance requirements, EBAC is not required to hold an annual meeting until one year after EBAC’s first fiscal year end following EBAC’s listing on the Nasdaq Capital Market. The term of office of the first class of directors, consisting of Onno van de Stolpe, will expire at EBAC’s first annual general meeting. The term of office of the second class of directors, consisting of Volkert Doeksen and Mohammad Sohail Fazeli, will expire at the second annual general meeting. The term of office of the third class of directors, consisting of Martijn Kleijwegt and Mark Wegter, will expire at the third annual general meeting.

Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by holders of a majority of the founder shares. In addition, prior to the completion of an initial business combination, holders of a majority of the founder shares may remove a member of the board of directors for any reason.

EBAC’s officers are appointed by the EBAC Board and serve at the discretion of the EBAC Board, rather than for specific terms of office. The EBAC Board is authorized to appoint persons to the offices set forth in EBAC’s amended and restated memorandum and articles of association as it deems appropriate. EBAC’s amended and restated memorandum and articles of association provide that EBAC’s officers may consist of one or more chairman of the board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the EBAC Board.

Director Independence

Nasdaq listing standards require that a majority of the EBAC Board be independent. EBAC has three “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. The EBAC Board has determined that Volkert Doeksen, Onno van de Stolpe and Mohammad Sohail Fazeli are “independent directors” as defined in the Nasdaq listing standards. EBAC’s independent directors have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of our officers or directors have received any cash compensation for services rendered to us. Commencing on the date that our securities were first listed on the Nasdaq Capital Market, we paid an affiliate of the Sponsor

$20,000 per month for office space, utilities, secretarial and administrative support services provided to members of our management team. As of October 17, 2022, such arrangements has been terminated with no further payments or other obligations owed to such affiliate. In addition, the Sponsor, and our officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by EBAC to the Sponsor, officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Committees of the EBAC Board

The EBAC Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Both EBAC’s audit committee and EBAC’s compensation committee are composed solely of independent directors. Subject to phase-in rules and a limited exception, the rules of the Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of the Nasdaq require that the compensation committee and the nominating committee of a listed company be comprised solely of independent directors.

Audit Committee

Volkert Doeksen, Onno van de Stolpe and Mohammad Sohail Fazeli serve as members of EBAC’s audit committee. The EBAC Board has determined that each of Volkert Doeksen, Onno van de Stolpe and Mohammad Sohail Fazeli are independent under the Nasdaq listing standards and applicable SEC rules. Mr. Fazeli serves as the Chairman of the audit committee. Under the Nasdaq listing standards and applicable SEC rules, all the directors on the audit committee must be independent. Each member of the audit committee is financially literate and the EBAC Board has determined that Mr. Fazeli qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The audit committee is responsible for:

•	meeting with the independent registered public accounting firm regarding, among other issues, audits, and adequacy of EBAC’s accounting and control systems;

•	monitoring the independence of the independent registered public accounting firm;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management EBAC’s compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by the independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing the independent registered public accounting firm;

•

determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

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establishing procedures for the receipt, retention and treatment of complaints received by EBAC regarding accounting, internal accounting controls or reports which raise material issues regarding EBAC’s financial statements or accounting policies;

•

monitoring compliance on a quarterly basis with the terms of the initial public offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of the initial public offering; and

•

reviewing and approving all payments made to EBAC’s existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of EBAC’s audit committee will be reviewed and approved by the EBAC Board, with the interested director or directors abstaining from such review and approval.

Nominating Committee

The members of EBAC’s nominating committee are Volkert Doeksen, Onno van de Stolpe and Mohammad Sohail Fazeli. Mr. Doeksen serves as chairman of the nominating committee. Under the Nasdaq listing standards, EBAC is required to have a nominating committee composed entirely of independent directors. The EBAC Board has determined that each of Volkert Doeksen, Onno van de Stolpe and Mohammad Sohail Fazeli are independent.

The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on the EBAC Board. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•

should possess the requisite intelligence, education and experience to make a significant contribution to the EBAC Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the EBAC Board. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

The members of EBAC’s compensation committee are Volkert Doeksen, Onno van de Stolpe and Mohammad Sohail Fazeli. Mr. Doeksen serves as chairman of the compensation committee.

Under the Nasdaq listing standards, EBAC is required to have a compensation committee composed entirely of independent directors. The EBAC Board has determined that each of Volkert Doeksen, Onno van de Stolpe and Mohammad Sohail Fazeli are independent. EBAC adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to EBAC’s Chief Executive Officer’s compensation, evaluating EBAC’s Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of EBAC’s Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of EBAC’s other Section 16 executive officers;

•	reviewing EBAC’s executive compensation policies and plans;

•	implementing and administering EBAC’s incentive compensation equity-based remuneration plans;

•	assisting management in complying with EBAC’s proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for EBAC’s executive officers and employees;

•	producing a report on executive compensation to be included in EBAC’s annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The EBAC compensation committee charter provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the Nasdaq and the SEC.

Code of Business Conduct and Ethics

EBAC adopted a Code of Ethics applicable to EBAC’s directors, officers and employees. A copy of the Code of Ethics will be provided without charge upon request from us.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•	directors should not improperly fetter the exercise of future discretion;

•	duty to exercise powers fairly as between different sections of shareholders;

•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in EBAC’s amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Certain of EBAC’s officers and directors presently have, and any of them in the future may have additional, fiduciary and contractual duties to other entities, including entities that are affiliates of the Sponsor. As a result, if any of EBAC’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, then, subject to their fiduciary duties under Cayman Islands law, he or she will need to honor such fiduciary or contractual obligations to present such business combination opportunity to such entity, before EBAC can pursue such opportunity. If these other entities decide to pursue any such opportunity, EBAC may be precluded from pursuing the same. However, EBAC does not expect these duties to materially affect EBAC’s ability to complete a business combination.

Below is a table summarizing the entities to which EBAC’s executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships:

Individual	Entity	Entity’s Business	Affiliation
Eduardo Bravo Fernandez de Araoz	Vivet Therapeutics Sutura Therapeutics Engitix Therapeutics Ariceum Therapeutics	Biotechnology Biotechnology Biotechnology Biotechnology	Director Director Director Director

Koen Sintnicolaas	—	—	—

Martijn Kleijwegt	AM-Pharma B.V. Vico Therapeutics B.V. OxThera AB LSP Advisory B.V.	Biotechnology Biotechnology Biotechnology Investment management company	Director Director Director Director

Mark Wegter	LSP Advisory B.V.	Investment management company	Director

Volkert Doeksen	Nobian B.V. Royal Doeksen B.V. Stichting DUX Athora Holdings Ltd. Nouryon B.V.	Chemicals Shipping and ferry services Charity Insurance and reinsurance Chemicals	Director Director Director Director Director

Onno van de Stolpe	Galapagos NV	Biotechnology	Director
	Leyden Laboratories B.V.	Biotechnology	Director
	Stichting African Parks Foundation	Charity	Director

Mohammad Sohail Fazeli	Arecor Ltd Exonate Ltd	Biotechnology Biotechnology	Director Director

Potential investors should also be aware of the following other potential conflicts of interest:

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EBAC’s executive officers and directors are not required to, and will not, commit their full time to EBAC’s affairs, which may result in a conflict of interest in allocating their time between EBAC’s operations and EBAC’s search for a business combination and their other businesses. EBAC currently does not have and does not intend to have any full-time employees prior to the completion of a business combination. Each of EBAC’s executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and EBAC executive officers are not obligated to contribute any specific number of hours per week to EBAC affairs.

•

EBAC’s Sponsor and each member of EBAC’s management team have entered into an agreement with EBAC, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and public shares held by them in connection with (i) the completion of an initial business combination and (ii) a shareholder vote to approve the Existing Government Documents (a) that would modify the substance or timing of EBAC’s obligation to provide holders of EBAC Class A Common Stock the right to have their shares redeemed in connection with an initial business combination or to redeem 100% of EBAC’s public shares if EBAC does not complete an initial business combination within the Combination Period or (b) with respect to any other provision relating to the rights of holders of EBAC Class A Common Stock (including extending the deadline for completing EBAC’s Business Combination). Additionally, the Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to its founder shares if we fail to complete our initial business combination within the prescribed time frame. If we do not complete our initial business combination within the Combination Period, the private placement units and the underlying securities will expire worthless. Except as described herein, EBAC’S Sponsor, directors and executive officers have agreed not to transfer, assign or sell any of their founder shares until the earliest of (i) one year after the completion of an initial business combination and (ii) subsequent to a business combination, (a) if the closing price of EBAC Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after EBAC’s initial business combination, or (b) the date on which EBAC completes a liquidation, merger, share exchange or other similar transaction that results in all of EBAC’s public shareholders having the right to exchange their ordinary shares for cash, securities or other property. With certain limited exceptions, the private placement units, the private placement shares, the EBAC Private Placement Warrants and the EBAC Class A Common Stock underlying such warrants, will not be transferable until 30 days following the completion of an initial business combination. Because each of EBAC’s executive officers and director nominees will own ordinary shares or warrants directly or indirectly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate EBAC’s business combination.

In no event will the Sponsor or any of EBAC’s existing officers or directors, or their respective affiliates be paid by us any finder’s fee, consulting fee, or other compensation prior to, or for any services they render, in order to effectuate the completion of an initial business combination. Further, as of May 21, 2021, EBAC reimburses an affiliate of the Sponsor for office space, administrative, and support services.

EBAC cannot assure you that any of the above mentioned conflicts will be resolved in EBAC’s favor.

The Sponsor and each member of EBAC’s management team have agreed to vote their founder shares and public shares in favor of the Business Combination.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s constitutive documents may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. EBAC’s amended and restated memorandum and articles of association provide for indemnification of EBAC’s officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. EBAC entered into agreements with EBAC’s directors and officers to provide contractual indemnification in addition to the indemnification provided for in EBAC’s amended and restated memorandum and articles of association. EBAC purchased a policy of directors’ and officers’ liability insurance that insures EBAC’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against EBAC’s obligations to indemnify EBAC’s officers and directors. EBAC also entered into indemnity agreements with them.

EBAC’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to EBAC and will not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by EBAC if (i) EBAC has sufficient funds outside of the Trust Account or (ii) EBAC consummates a business combination.

EBAC’s indemnification obligations may discourage shareholders from bringing a lawsuit against EBAC’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against EBAC’s officers and directors, even though such an action, if successful, might otherwise benefit EBAC and EBAC Shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent EBAC pays the costs of settlement and damage awards against EBAC’s officers and directors pursuant to these indemnification provisions.

EBAC believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Periodic Reporting and Audited Financial Statements

EBAC registered its units, Class A Common Stock, and EBAC Warrants under the Exchange Act and has reporting obligations, including the requirement that EBAC file annual, quarterly, and current reports with the SEC. In accordance with the requirements of the Exchange Act, EBAC’s annual reports contain financial statements audited and reported on by EBAC’s independent registered public accounting firm.

EBAC is a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Cayman Companies Act. As an exempted company, EBAC received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains, or appreciations will apply to EBAC or its operations and, in addition, that no tax to be levied on profits, income, gains, or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of EBAC’s shares, debentures, or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by EBAC to EBAC Shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

EBAC is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, EBAC is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in EBAC’s periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find EBAC’s securities less attractive as a result, there may be a less active trading market for EBAC’s securities and the prices of EBAC’s securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. EBAC intends to take advantage of the benefits of this extended transition period.

EBAC will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of the initial public offering, (b) in which EBAC has total annual gross revenue of at least $1.235 billion, or (c) in which EBAC is deemed to be a large accelerated filer, which means the market value of shares of EBAC Class A Common Stock that are held by non-affiliates exceeds $700 million as of the prior June 30th and (ii) the date on which EBAC has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Additionally, EBAC is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Following the Business Combination, EBAC expects that New Parent will no longer be a smaller reporting company.

Legal Proceedings

To the knowledge of EBAC’s management, there are no material litigation, arbitration or governmental proceedings pending against EBAC or any members of EBAC’s management team in their capacity as such, and EBAC and the members of EBAC’s management team have not been subject to any such proceedings.

Properties

EBAC currently maintains its executive offices at European Biotech Acquisition Corp., EPFL Innovation Park, Bat D 3e Route J-D. Colladon, CH-1015 Lausanne, Switzerland. EBAC considers its current office space adequate for its current operations.

EBAC MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that EBAC’s management believes is relevant to an assessment and understanding of EBAC’s results of operations and financial condition. This discussion and analysis should be read together with EBAC’s audited and unaudited interim financial statements and related notes that are included elsewhere in this proxy statement/prospectus. This discussion and analysis should also be read together with the section of this proxy statement/prospectus entitled “Information about EBAC.” In addition to historical financial analysis, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions, as described under the section entitled “Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section entitled “Risk Factors” or elsewhere in this proxy statement/prospectus. Unless the context otherwise requires, references in this section entitled “EBAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” to the “Company,” “our,” “us” or “we” are intended to mean the business and operations of EBAC.

Overview

We are a blank check company incorporated on January 8, 2021 as a Cayman Islands exempted company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate the Business Combination using cash derived from the proceeds of our initial public offering and the sale of the EBAC Private Placement Units and a combination of our public shares and financing.

We expect to continue to incur significant costs in the pursuit of our acquisition plans until the Business Combination occurs. We cannot assure you that our plans to complete the Business Combination will be successful.

Results of Operations

We have neither engaged in any operations (other than assessing potential business combination opportunities after our initial public offering) nor generated any revenues to date. Our entire activity to date has related to our formation, the preparation for our initial public offering, and since the closing of our initial public offering, the search for a prospective business combination. We will not generate any operating revenues until the closing and completion of the Business Combination at the earliest. We generate non-operating income in the form of income from investments held in the Trust Account, and change in fair value of warrant liability. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in our search for and completion of a business combination.

For the three months ended September 30, 2022, we had net loss of approximately $400,000, which consisted of approximately $1.0 million of general and administrative expenses partially offset by approximately $40,000 of non-operating gain from changes in fair value of derivative warrant liabilities and approximately $576,000 in income from investments held in the Trust Account.

For the nine months ended September 30, 2022, we had net income of approximately $1.3 million, which consisted of approximately $2.2 million of non-operating gain from changes in fair value of derivative warrant liabilities and approximately $761,000 in income from investments held in the Trust Account, partially offset by approximately $1.7 million of general and administrative expenses.

For the period from January 8, 2021 (inception) through September 30, 2021, we had net income of approximately $1.9 million, which consisted of approximately $2.8 million of non-operating gain from changes in fair value of derivative warrant liabilities and approximately $6,000 in income from investments held in the Trust Account, partially offset by approximately $558,000 of general and administrative expenses and a non-operating expense of approximately $315,000 related to offering costs for derivative warrant liabilities.

Liquidity and Going Concern

As of September 30, 2022, we had approximately $273,000 in our operating bank account and working capital deficit of approximately $968,000.

In addition, to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, provide us any loans (evidenced by a promissory note) for the purpose of financing costs incurred in connection with a business combination (“Working Capital Loans”).

As of September 30, 2022, there were no amounts outstanding under Working Capital Loans.

We do not believe that we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence or negotiating a business combination is less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our business combination. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our public shares upon completion of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Moreover, the liquidity, the mandatory liquidation and subsequent dissolution that will be required if we do not complete a business combination within the Combination Period raises substantial doubt about the our ability to continue as a going concern.

Contractual Obligations

We do not have any long-term debt obligations, capital lease obligations, operating lease obligations or long-term liabilities, other than a previous agreement to pay an affiliate of the Sponsor $20,000 per month for office space, administrative and support services. We began incurring these fees on March 18, 2021, but as of October 17, 2022, such agreement has been terminated with no further payments or other obligations owed to such affiliate.

The underwriters of EBAC’s initial public offering were paid a cash underwriting discount of $0.20 per unit, or $2.55 million in the aggregate. In addition, the underwriters are entitled to a deferred fee which, together with the transaction expenses of EBAC and Oculis, are estimated to amount to $7.4 million, and will become payable to the underwriters from the amounts held in the Trust Account upon the consummation of the Business Combination, subject to the terms of the underwriting agreement.

Critical Accounting Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, income and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We determined that there have been no material changes to the critical accounting policies disclosed in our Annual Report on Form 10-K for the period ended December 31, 2021, filed with the SEC on March 31, 2022.

Recent Accounting Standards

Our management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Off-Balance Sheet Arrangements

As of September 30, 2022, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

JOBS Act

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standard; and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the fiscal quarter ended September 30, 2022, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer and principal financial officer have concluded that during the period covered by this report, our disclosure controls and procedures were effective as of September 30, 2022.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the fiscal quarter ended September 30, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT OF NEW PARENT AFTER THE BUSINESS COMBINATION

In this section, unless otherwise stated or the context requires otherwise, the terms “we,” “us,” and “our” refer to New Parent.

The following table sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to be the directors, executive officers and senior management of New Parent following the Acquisition Closing:

Name	Age	Position
Executive Officers (Senior Management)
Riad Sherif, M.D.	54	Chief Executive Officer and Director
Sylvia Cheung	48	Chief Financial Officer
Páll Ragnar Jóhannesson	42	Chief Strategy Officer
Senior Management
Joanne Chang, M.D., Ph.D.	62	Chief Medical Officer
Bastian Dehmel, M.D.	52	Chief Development Officer
Webb Ding	52	General Manager, China
Non-Employee Directors
Christina Ackermann	57	Director
Lionel Carnot	55	Director
Pravin Dugel, M.D.	59	Director
Martijn Kleijwegt	67	Director
Geraldine O’Keeffe	56	Director
Anthony Rosenberg	69	Director

Executive Officers

Riad Sherif, M.D., 54, has served as the Chief Executive Officer and Director of Oculis since December 2017. Previously, from June 2016 to September 2017, Dr. Sherif served as Entrepreneur in Residence at the Novartis Venture Fund. Before that, Dr. Sherif served as the President of Europe, Middle East and Africa of Alcon, Inc. from March 2014 to May 2016. Prior to that, from January 2002 to April 2014, Dr. Sherif held roles of increasing responsibility at Novartis AG, including as the Global Sales Head in the Transplant and Infectious Disease unit, as the Head for Latin America in transplant and infectious disease, as the President of the Novartis Vaccines and Diagnostics Division for Latin America and where he co-founded Synergium a leading biotech company, and most recently as the President of Novartis Pharmaceuticals, Canada. Prior to Novartis, Dr. Sherif worked for several pharmaceutical companies, holding positions of increasing seniority, mainly in marketing and general management with international scope. Dr. Sherif currently serves as a member of the board of directors of Revenio Group corporation. Dr. Sherif previously served as the Vice Chairman for the Innovative Medicine Canada Association, as the Chairman of In-Vivo Montreal, and as the Chairman of the Board Ophthalmic Surgery and Vision Care of Eucomed. Dr. Sherif is a Medical Doctor by training, and holds an MBA from IMD Business School and a Specialized Master’s Degree in Medical Management from ESCP.

Sylvia Cheung, 48, has served as the Chief Financial Officer of Oculis since September 2020. Prior to that, from October 2005 to August 2020, Ms. Cheung held executive positions at Anika Therapeutics, Inc., a publicly-traded joint preservation company. Most recently, from April 2013 to August 2020, Ms. Cheung served as the Chief Financial Officer of Anika Therapeutics, Inc. Previously, from 2000 to 2005, Ms. Cheung held a series of financial management positions of increasing responsibility at Transkaryotic Therapies, Inc., which was acquired by Shire Pharmaceuticals in 2005. Before that, from 1995 to 2000, Ms. Cheung served as a Senior Associate at PricewaterhouseCoopers. Ms. Cheung holds a Bachelor of Business Administration degree in Accounting from the University of Massachusetts in Amherst, an MBA from Boston University, and was certified as Certified Public Accountant in Massachusetts.

Páll Ragnar Jóhannesson, 42, has served as the Chief Strategy Officer of Oculis since September 2020. Previously, from January 2018 to September 2020, Mr. Jóhannesson served as the Chief Financial Officer of Oculis. Additionally, Mr. Jóhannesson has served as the Managing Director of Oculis Iceland ehf. since May 2015. Prior to that, from February 2012 to April 2015, Mr. Jóhannesson held a series of corporate finance positions of increasing responsibility at Straumur Investment Bank, and most recently, from September 2013 to April 2015, Mr. Jóhannesson served as the Managing Director, Corporate Finance. Before that, from January 2009 to November 2011, Mr. Jóhannesson served as a Director, Corporate Finance at Íslandsbanki and its predecessor Glitnir Bank. Mr. Jóhannesson holds a B.Sc. in Industrial Engineering from the University of Iceland, an M.Phil in Management Science from the University of Cambridge, and was certified as securities broker in Iceland.

Senior Management

Joanne Chang, M.D., Ph.D., 62, has served as the Chief Medical Officer of Oculis since September 2021. Previously, from September 2017 to August 2021, Dr. Chang served as the Worldwide Medical Affairs Head Ophthalmology of Novartis. Prior to that, from January 2014 to August 2017, Dr. Chang served as the Head, Clinical Development & Medical Affairs for the U.S. and Canada of Alcon. Before that, from April 2010 to December 2013, Dr. Chang served as the Vice President, Chief Medical Officer of Novartis Pharma China. Prior to that, from August 2008 to March 2010, Dr. Chang served as Vice President, Evidence Based Medicine of Novartis, United States. Before that, from July 2000 to July 2004, Dr. Chang served as Executive Director, US Health Economics, Outcomes and Reimbursement of Bayer Pharmaceuticals. Prior to that, from June 2000 to June 2004, Dr. Chang served as Director, HEOR, Global Strategic Marketing & Medical Affairs of Sanofi. Before that, from July 1999 to May 2000, Dr. Chang served as Director, Global Health Economics of Johnson & Johnson. Prior to that, from August 1995 to June 1999, Dr. Chang served as Associate Medical Director and Medical Director, Clinical Development of Abbott Laboratories. Dr. Chang holds an M.D. from Wuhan University School of Medicine, a Ph.D. from the University of Maryland Baltimore, and was a post-doctoral fellow at Johns Hopkins University School of Medicine.

Bastian Dehmel, M.D., 52, has served as the Chief Development Officer of Oculis since January 2022. Previously, from October 2017 to December 2021, Dr. Dehmel served as the Chief Medical Officer of OxThera AB. Before that, from 2006 to July 2017, Dr. Dehmel held roles of increasing responsibility at Amgen, including as Senior Medical Manager, as International Medical Director, as Clinical Research Medical Director, and most recently, from December 2013 to July 2017, Dr. Dehmel served as Global Development Executive Medical Director of Amgen. Prior to that, from 2005 to 2006, Dr. Dehmel served as International Medical Advisor of NovoNordisk. Before that, from 2003 to 2005, Dr. Dehmel served as Medical Advisor Diabetes of GlaxoSmithKline Germany. Dr. Dehmel holds a Doctor of Medicine (M.D.) from Free University Berlin Medical School and received his clinical training in Internal Medicine at Charité University in Berlin, Germany.

Webb Ding, 52, has served as the General Manager, China of Oculis since February 2022. Previously, from April 2015 to February 2022, Mr. Ding served as China President of Fresenius Kabi. Prior to that, from June 2004 to March 2015, Mr. Ding held roles of increasing responsibility at Novartis China, including as the Head of Sales, as Senior Vice President and General Manager North China and Business Unit Head, and most recently, from April 2012 to March 2015, Mr. Ding served as China President of Novartis Vaccines and Diagnostics. Before that, Mr. Ding held various senior commercial roles at major pharmaceutical companies in China, including Bristol Myers Squibb and Xi’an Janssen (a Johnson & Johnson company). Mr. Ding holds a B.Sc. in Biochemistry from Wuhan University and an EMBA from China Europe International Business School.

Non-Employee Directors

Anthony Rosenberg, 69, has served as Chairman of the board of directors of Oculis since April 2018. Since April 2015, Mr. Rosenberg has served as the Chief Executive Officer of TR Advisory Services GmbH. Additionally, from April 2015 to April 2020, Mr. Rosenberg served as a Managing Director of MPM Capital.

Prior to that, from 2005 to 2012, Mr. Rosenberg held a series of business development and licensing positions of increasing seniority at Novartis, and most recently, from 2012 to 2015, Mr. Rosenberg served as the Corporate Head of M&A and Licensing at Novartis International AG. Mr. Rosenberg currently serves on the boards of directors of Argenx BV, SiO2 Materials Science, and Cullinan Oncology. Mr. Rosenberg previously served on the boards of directors of TriNetX and Radius Health, Inc. Mr. Rosenberg holds a B.Sc. (Hons) from the University of Leicester and a M.Sc. in Physiology from the University of London. We believe that Mr. Rosenberg’s experience in biotechnology business development and licensing, in addition to his prior board experience in the life sciences industry, makes him well qualified to serve as a director and Chairman of the board.

Christina Ackermann, 57, has served as Executive Vice President, General Counsel & President Ophthalmic Pharmaceuticals at Bausch + Lomb since January 2022. Ms. Ackermann joined Bausch Health as Executive Vice President, General Counsel, in August 2016. Prior to Bausch Health, Ms. Ackermann was part of the Novartis group of companies for 14 years, most recently serving as Senior Vice President, General Counsel for Alcon, where she was responsible for the for the legal, intellectual property and compliance functions, in addition to Trade Compliance Function, Enterprise Risk Management, and Diversity & Inclusion. Previously, she served as Global Head, Legal and General Counsel at Sandoz, the generics division of Novartis, from 2007 to 2012. She joined Novartis Pharma in 2002 as Head, Legal Technical Operations and Ophthalmics, and assumed the role of Head Legal General Medicine in July 2005. Before Novartis, Ms. Ackermann served in Associate General Counsel roles with Bristol Myers Squibb and DuPont Pharmaceuticals, as well as in private practice, where she focused on securities, and mergers & acquisitions. Since August 2021, Ms. Ackermann has served on the board of directors of Graybug Vision, where she is Chair of the Nominating and Corporate Governance Committee and a member of the Compensation Committee. Ms. Ackermann holds a LL.B in law from Queen’s University in Ontario, Canada and a post graduate degree in EU competition law from King’s College in London, England. We believe that Ms. Ackermann’s experience in business, legal affairs, compliance, global security and enterprise risk management makes her well qualified to serve as a director.

Lionel Carnot, 55, has served as a member of the board of directors of Oculis since from December 2017. Since March 2012, Mr. Carnot has served as the Partner of Earlybird Venture Capital. Additionally, since 2005, Mr. Carnot has served as the Managing Director of Bay City Capital LLC. Prior to that, from 2000 to 2005, Mr. Carnot served as an Associate of The Pritzker Organization, LLC. Before that, from 1999 to 2000, Mr. Carnot served as a Principal of Oracle Partners. Prior to that, from 1997 to 1998, Mr. Carnot served as a Senior Associate of Booz Allen and Hamilton. Before that, from 1995 to 1997, Mr. Carnot served as a Product Manager of Eli Lilly & Co. Prior to that, from 1991 to 1994, Mr. Carnot served as a Senior Consultant of Accenture. Before that, from 1989 to 1991, Mr. Carnot served as a sales and marketing professional at Rhone-Poulenc. Mr. Carnot currently serves on the board of directors of iSTAR Medical, iQone Healthcare Group, and Priothera. Mr. Carnot previously served on the board of directors of Atlantic Therapeutics, Merus, Interleukin Genetics, Madrigal Pharmaceuticals Inc., Nabsys, Bioseek, Pathway Diagnostics, and Reliant Pharmaceuticals. Mr. Carnot holds an MBA with Distinction from INSEAD and a M.Sc. in Molecular Biology from the University of Geneva. We believe that Mr. Carnot is qualified to serve as a member of our board of directors due to his extensive experience in venture capital, business strategy and the life sciences industry.

Pravin Dugel, M.D., 59, is currently the President of Iveric Bio. He joined as Executive Vice President in April 2020 and was promoted to President of the Company in May 2021. Dr. Dugel was previously Managing Partner, Retinal Consultants of Arizona and the Retinal Research Institute; Clinical Professor, USC Eye Institute, Keck School of Medicine, University of Southern California; and Founding Member, Spectra Eye Institute in Sun City, Arizona. Dr. Dugel has authored more than 200 papers, 35 book chapters and has been invited to lecture at several marquis medical meetings and to serve as a visiting professor at universities worldwide, including in Japan, India, China, Malaysia, Egypt, the United Kingdom, France, Germany, Austria, Italy, Poland, Denmark, Norway, Czechoslovakia, Canada and Australia. Dr. Dugel is internationally recognized as a major clinical researcher and has been a principal investigator in over 100 multicenter clinical trials. His research and educational contributions earned him the prestigious Senior Honor Award from the American Academy of Ophthalmology (AAO). He has been elected and previously served as the Retina Subspecialty Day Board

Chairman for the American Academy of Ophthalmology Annual Meeting, as a member of the Board of Directors of the largest retina society in the United States, the American Society of Retina Specialists (ASRS), and the largest retina society in Europe, EURETINA. Dr. Dugel graduated from Columbia University in New York City. He then attended UCLA School of Medicine where he obtained his M.D. He completed his residency in ophthalmology at the USC Eye Institute, Keck School of Medicine and completed his medical retina fellowship at the Bascom Palmer Eye Institute and his surgical retina fellowship at the USC Eye Institute, where he was elected to serve on the faculty as the Resident Director. We believe that Dr. Dugel is qualified to serve as a member of our board of directors due to his extensive experience in ophthalmology.

Martijn Kleijwegt, 67, has been a member and the Chairman of the EBAC Board since EBAC’s inception. Mr. Kleijwegt founded LSP in 1998 and is currently a partner at EQT Life Sciences (f/k/a Life Science Partners). Mr. Kleijwegt brings over 30 years of hands-on finance and investment experience to EBAC. Mr. Kleijwegt currently serves on the boards of Vico Therapeutics, A-M Pharma and Oxthera. Mr. Kleijwegt has a master’s degree in Economics from Amsterdam University. We believe that Mr. Kleijwegt’s experience in healthcare investments makes him well qualified to serve as a director.

Geraldine O’Keeffe, 56, joined LSP in 2008. She became a Partner of the firm in 2010. Ms. O’Keeffe’s prime focus and responsibility within LSP is to invest in listed securities. Prior to joining LSP, she held the position of Senior Healthcare Analyst at Fortis Investment Banking. In that position, she researched a wide range of innovative life sciences companies, both in Europe and the US. Ms. O’Keeffe brings strong analytical and investment skills to the LSP team. Before joining the financial community, she worked within the life sciences industry for a number of years, gaining first-hand product development experience in a commercial setting. Prior to working in the industry, she lectured in Biomedical Sciences for several years at the Dublin Institute of Technology. Ms. O’Keeffe has a Bachelor’s degree in Biochemistry and Microbiology from University College Cork and a Master’s degree in Biotechnology from University College Galway. She also conducted post-graduate research, inter alia at the prestigious Max Planck Institute for Biophysical Chemistry in Göttingen, Germany. In addition, Ms. O’Keeffe is also a graduate of The Dublin School of Business. We believe that Ms. O’Keeffe is well qualified to serve as a member of our board of directors due to her extensive experience in healthcare investments and the life sciences industry.

Director Independence

Nasdaq listing standards require that a majority of the board of directors of New Parent be independent. The parties have undertaken a review of the independence of the directors and considered whether any director has a material relationship with New Parent that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each director concerning such director’s background, employment and affiliations, including family relationships, the parties have determined that Christina Ackermann, Lionel Carnot, Pravin Dugel, Martijn Kleijwegt, Geraldine O’Keeffe and Anthony Rosenberg are “independent directors” as defined under applicable Nasdaq rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

Role of the Board in Risk Oversight

The New Parent Board will be primarily responsible for the oversight of its risk management activities and has delegated to the audit committee the responsibility to assist the board of directors in this task. The audit committee will further monitors issues relating to the supervision of accounting and financial reporting as well as the effectiveness of the internal control and risk management systems and of the design and implementation of the internal audit. While the New Parent Board will oversee risk management, our management will be responsible for day-to-day risk management processes. The New Parent Board will expect our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities will be the most effective approach for addressing the risks we face.

Corporate Governance Practices

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including New Parent, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. However, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under Swiss law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual general meeting of shareholders.

Because we are a foreign private issuer, members of New Parent Board, our executive committee and our executive officers and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Board Committees

New Parent will have an audit committee, a nomination and governance committee and a remuneration committee. All of the board committees of New Parent will operate pursuant to its articles of association, organizational regulations, the charter of the audit committee, the charter of the nomination and governance committee and the charter of the remuneration committee, to be adopted as applicable. The composition and functioning of all of New Parent committees will comply with all applicable requirements of Swiss law, the Exchange Act, The Nasdaq Capital Market and SEC rules and regulations.

Audit Committee

The audit committee is expected to consist of Lionel Carnot, Geraldine O’Keeffe and Christina Ackermann. The audit committee will assist the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Carnot will serve as chairperson of the audit committee. In addition, the audit committee will be responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The New Parent Board has determined that Mr. Carnot, Ms. O’Keeffe and Ms. Ackermann satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and Mr. Carnot qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC.

Each of the members of our audit committee will qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members will meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the audit committee members will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The audit committee will be governed by a charter that complies with applicable Nasdaq rules, which charter will be posted on our website prior to the listing of our common shares on Nasdaq. New Parent expects to adopt an audit committee charter, which details the principal functions of the audit committee, including:

•

review and discuss with management the annual and quarterly financial statements and reports, including earnings press releases and financial information and earnings guidance given to analysts and rating agencies;

•	propose to the board to approve the quarterly and annual reports;

•

inform the board on its assessment of the financial statements and decide whether to recommend the statutory and consolidated financial statements to the board for approval and presentation to the meeting of shareholders;

•	review in cooperation with the auditor and the management whether the accounting principles applied by the company and any of its subsidiaries are appropriate;

•	review and assess the qualifications, independence, performance and effectiveness of the auditor and recommend to the board the nomination of the auditor;

•	review the scope of the prospective audit by the auditor, the estimated fees and any other matters pertaining to such audit as the committee may deem appropriate;

•	approve any proposal of audit and non-audit services to be provided by the auditor to the company to ensure auditor independence;

•	review and assess the auditor’s report, management letters and take notice of all comments of the auditor on accounting procedures and systems of control;

•

review with the auditors and management the auditor’s reports to the committee/board on critical accounting policies and practices used (and any changes thereto), on alternative treatments of financial information discussed with management and on other material written communication between the auditor and management;

•

review with the auditor any audit problems or difficulties and management’s response, including any restrictions on the scope of the auditor’s activities or on access to requested information, and any significant disagreements with management;

•

at least annually monitor, review and discuss with the auditor and with management the adequacy and effectiveness of the company’s policies and procedures regarding internal controls over financial reporting and risk assessment and the company’s compliance therewith;

•	monitor compliance with respect to the Oculis Holding AG Code of Business Conduct and Ethics, as may be amended from time to time;

•	periodically review the company’s policies and procedures for risk management and assess the effectiveness thereof;

•	periodically review the company’s policies and procedures designed to ensure compliance with laws, regulations and internal rules and policies;

•

establishing procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by officers, employees or directors of the company of concerns regarding questionable accounting or auditing matters;

•

monitor compliance with respect to the Oculis Holding AG Related Person Transactions Policy, as may be amended from time to time, and review, approve and/or ratify proposed transactions that have been identified as related person transactions thereunder; and

•

discuss with management and, if appropriate, the company’s external advisors any legal matters (including the status of pending or threatened litigation) that may have a material impact on the company’s financial statements and any material reports or inquiries from regulatory or governmental agencies which could materially impact the company’s contingent liabilities and risks.

Nomination and Governance Committee

The nomination and governance committee is expected to consist of Christina Ackermann, Martijn Kleijwegt and Pravin Dugel. The nomination and governance committee will assist our board of directors in identifying individuals qualified to become our directors consistent with criteria established by us and in developing our code of business conduct and ethics. Ms. Ackermann will serve as chairperson of the nomination and governance committee. The nomination and governance committee will be governed by a charter that will be posted on our website prior to the listing of our common shares on Nasdaq. New Parent expects to adopt a nomination and governance committee charter, which details the principal functions of the nomination and governance committee, including:

•	establish and periodically review the qualification criteria for board candidates;

•

conduct the search for board candidates based on the qualification criteria established by the committee and any other criteria that the committee may consider appropriate, and recommend suitable candidates to the board to be nominated for election by the shareholders;

•	periodically review the policies and principles for corporate governance of the company, including the organizational rules, and recommend changes, if any, to the board for approval;

•

make recommendations to the board on board and committee compositions, including the board and committee chairperson and the size of the board and the committees, taking into account the independence standards established by applicable laws, the company’s articles of association, the organizational rules, the committee policies and corporate governance principles;

•	conducting the search for candidates for the position of CEO of the company, and shall recommend suitable candidates for evaluation and appointment by the board;

•

identify candidates for the election to the board on its own as well as by considering recommendations from shareholders, other members of the board, officers and employees of the company, and other sources that the committee deems appropriate;

•

establish a process for and conduct an annual review of the performance of the board, its committees, and individual board members in their role as members of the board or a committee of the board; and consider the results of the annual performance review when determining whether or not to recommend the nomination of a director for an additional term on the board or a committee, and for developing proposals for improving corporate governance policies and effectiveness of the board and its committees;

•	prepare and review, at least annually, a succession plan for the directors of the board, the CEO, and the members of the executive committee; and

•

review the corporate governance report of the company for inclusion in the annual report for the approval of the board and approve any other written public disclosures on corporate governance matters including, but not limited to, environmental, social and governance-related matters.

Remuneration Committee

The remuneration committee is expected to consist of Pravin Dugel, Geraldine O’Keeffe and Lionel Carnot. The remuneration committee will assist the board of directors in determining compensation for our executive officers and our directors. Dr. Dugel will serve as chairperson of the remuneration committee.

As of the first day of trading, we will be subject to the Swiss provisions regarding compensations for listed companies under the Swiss Code of Obligations, which require Swiss corporations listed on a stock exchange to establish a remuneration committee. In accordance with the Swiss Code of Obligations, the members of our remuneration committee must be elected by our general meeting of shareholders and the aggregate amount of compensation of each of our directors and our executive committee must also be approved by our general meeting of shareholders, in each case commencing with our first annual general meeting of shareholders as a public company to be held in 2023. The New Parent Board will appoint the chair of the remuneration committee and will fill any vacancies on the remuneration committee until completion of the next annual general meeting of shareholders.

Each of the members of our remuneration committee will qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to remuneration committee membership, including the heightened independence standards for members of a remuneration committee. The remuneration committee will be governed by a charter that will be posted on our website prior to the listing of our common shares on Nasdaq. New Parent expects to adopt a remuneration committee charter, which details the principal functions of the remuneration committee, including:

•

prepare and recommend to the board for approval (i) a compensation policy for the board and (ii), if so requested by the board, a compensation policy for the executive committee; and thereafter, annually review such policy or policies and recommend changes, if any, for approval by the board;

•	may periodically review the company’s compensation policies for its employees who are not members of the executive committee;

•

review and recommend to the board for approval any compensation and other payments to present and former non-employee directors of the company to the extent not already provided for in the compensation policy for the board;

•	propose to the board the resolution to be submitted to the general meeting for the maximum total compensation of the board and executive committee;

•

evaluate annually the performance the CEO (as defined in the organizational rules) and submit such evaluation for review and discussion by the board, in each case in executive session without the presence of the CEO;

•

review and recommend for approval by the board the annual base salary, incentive compensation and equity compensation of the CEO and, in consultation with the CEO, of the other members of the executive committee, and the overall compensation of the CEO and executive committee;

•	review and approve any employment contracts, severance contracts, or other agreements that the company proposes to enter into with any present, future or former members of the executive committee;

•

establish an incentive compensation plan providing for variable compensation of the members of the executive committee based on the achievement of the company’s corporate goals and the individuals’ performance, and approve any changes to such plan as may be proposed by the CEO from time to time;

•

approve any incentive compensation plans providing for variable compensation of employees of the company (excluding any member of the executive committee) and any changes thereto, as may be proposed by the CEO from time to time;

•	develop and periodically review equity compensation plans, and submit such plans and any changes to such plans to the board for approval;

•	review and approve any perquisite benefits plans proposed by the CEO for the members of the executive committee;

•	review the annual corporate goals proposed by the CEO, and recommend such goals as approved by the committee for approval by the board;

•

determine the level of achievement of the corporate goals as approved by the board upon completion of each calendar year, and apply such achievement level to the determination of the variable compensation of the members of the executive committee in accordance with the applicable incentive compensation plan;

•	evaluate its own performance on a periodic basis as part of the board performance assessment process;

•	supervise the preparation of the annual compensation report and submit it to the board for approval; and

•	review the remuneration committee charter annually and submit any recommended changes to the board for approval.

Executive Officer Compensation After the Business Combination

Following the Acquisition Closing, we expect New Parent’s executive compensation program to reflect the compensation policies and philosophies of Oculis, as they may be modified and updated from time to time. We also expect that decisions with respect to the compensation of our executive officers, including our executive officers, will be made by the remuneration committee of the New Parent Board.

Director Compensation After the Business Combination

The nomination and governance committee has the primary responsibility for approving and evaluating non-employee director compensation arrangements, which will be designed to provide competitive compensation necessary to attract and retain high quality non-employee directors.

Following the Acquisition Closing, we expect the nomination and governance committee to establish a non-employee director compensation policy and to review director compensation periodically to ensure that director compensation remains competitive such that New Parent is able to recruit and retain qualified directors.

Code of Business Conduct and Ethics

New Parent will have a code of business conduct and ethics (“Code of Conduct”), which is and will continue to be applicable to all of our employees, executive officers and directors. The Code of Conduct will be available on our website at www.oculis.com. The audit committee of the New Parent Board will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct will be disclosed on our website.

MANAGEMENT AND EXECUTIVE OFFICER AND DIRECTOR COMPENSATION OF OCULIS

In this section, unless otherwise stated or the context requires otherwise, the terms “Oculis,” “we,” “us,” “our” and “the Company” refer to Oculis SA.

The following table sets forth certain information, as of the date of this proxy statement/prospectus, concerning the current directors, executive officers and senior management of Oculis:

Name	Age	Position
Executive Officers (Senior Management)
Riad Sherif, M.D.	54	Chief Executive Officer and Director
Sylvia Cheung	48	Chief Financial Officer
Páll Ragnar Jóhannesson	42	Chief Strategy Officer
Senior Management
Joanne Chang, M.D., Ph.D.	62	Chief Medical Officer
Bastian Dehmel, M.D.	52	Chief Development Officer
Webb Ding	52	General Manager, China
Non-Employee Directors
Anthony Rosenberg	69	Chairman of the Board of Directors
Arni Blöndal	53	Director
Florent Gros	54	Director
Bart Dzikowski	46	Director
Rob Hopfner, Ph.D.	50	Director
Henry Skinner Ph.D.	58	Director

Executive Officers

Riad Sherif, M.D., 54, has served as the Chief Executive Officer and Director of Oculis since December 2017. Previously, from June 2016 to September 2017, Dr. Sherif served as Entrepreneur in Residence at the Novartis Venture Fund. Before that, Dr. Sherif served as the President of Europe, Middle East and Africa of Alcon, Inc. from March 2014 to May 2016. Prior to that, from January 2002 to April 2014, Dr. Sherif held roles of increasing responsibility at Novartis AG, including as the Global Sales Head in the Transplant and Infectious Disease unit, as the Head for Latin America in transplant and infectious disease, as the President of the Novartis Vaccines and Diagnostics Division for Latin America, and most recently as the President of Novartis Pharmaceuticals, Canada. Prior to Novartis, Dr. Sherif worked for several pharmaceutical companies, holding positions of increasing seniority, mainly in marketing and general management with international scope. Dr. Sherif currently serves as a member of the board of directors of Revenio Group corporation. Dr. Sherif previously served as the Vice Chairman for the Innovative Medicine Canada Association, as the Chairman of In-Vivo Montreal, and as the Chairman of the Board Ophthalmic Surgery and Vision Care of Eucomed. Dr. Sherif is a Medical Doctor by training, and holds an MBA from IMD Business School and a Specialized Master’s Degree in Medical Management from ESCP.

Sylvia Cheung, 48, has served as the Chief Financial Officer of Oculis since September 2020. Prior to that, from October 2005 to August 2020, Ms. Cheung held executive positions at Anika Therapeutics, Inc., a publicly-traded joint preservation company. Most recently, from April 2013 to August 2020, Ms. Cheung served as the Chief Financial Officer of Anika Therapeutics, Inc. Previously, from 2000 to 2005, Ms. Cheung held a series of financial management positions of increasing responsibility at Transkaryotic Therapies, Inc., which was acquired by Shire Pharmaceuticals in 2005. Before that, from 1995 to 2000, Ms. Cheung served as a Senior Associate at PricewaterhouseCoopers. Ms. Cheung holds a Bachelor of Business Administration degree in Accounting from the University of Massachusetts in Amherst, an MBA from Boston University, and was certified as Certified Public Accountant in Massachusetts.

Páll Ragnar Jóhannesson, 42, has served as the Chief Strategy Officer of Oculis since September 2020. Previously, from January 2018 to September 2020, Mr. Jóhannesson served as the Chief Financial Officer of Oculis. Additionally, Mr. Jóhannesson has served as the Managing Director of Oculis Iceland ehf. since May 2015. Prior to that, from February 2012 to April 2015, Mr. Jóhannesson held a series of corporate finance positions of increasing responsibility at Straumur Investment Bank, and most recently, from September 2013 to April 2015, Mr. Jóhannesson served as the Managing Director, Corporate Finance. Before that, from January 2009 to November 2011, Mr. Jóhannesson served as a Director, Corporate Finance at Íslandsbanki and its predecessor Glitnir Bank. Mr. Jóhannesson holds a B.Sc. in Industrial Engineering from the University of Iceland, an M.Phil in Management Science from the University of Cambridge, and was certified as securities broker in Iceland.

Senior Management

Joanne Chang, M.D., Ph.D., 62, has served as the Chief Medical Officer of Oculis since September 2021. Previously, from September 2017 to August 2021, Dr. Chang served as the Worldwide Medical Affairs Head Ophthalmology of Novartis. Prior to that, from January 2014 to August 2017, Dr. Chang served as the Head, Clinical Development & Medical Affairs for the U.S. and Canada of Alcon. Before that, from April 2010 to December 2013, Dr. Chang served as the Vice President, Chief Medical Officer of Novartis Pharma China. Prior to that, from August 2008 to March 2010, Dr. Chang served as Vice President, Evidence Based Medicine of Novartis, United States. Before that, from July 2000 to July 2004, Dr. Chang served as Executive Director, US Health Economics, Outcomes and Reimbursement of Bayer Pharmaceuticals. Prior to that, from June 2000 to June 2004, Dr. Chang served as Director, HEOR, Global Strategic Marketing & Medical Affairs of Sanofi. Before that, from July 1999 to May 2000, Dr. Chang served as Director, Global Health Economics of Johnson & Johnson. Prior to that, from August 1995 to June 1999, Dr. Chang served as Associate Medical Director and Medical Director, Clinical Development of Abbott Laboratories. Dr. Chang holds an M.D. from Wuhan University School of Medicine, a Ph.D. from the University of Maryland Baltimore, and was a post-doctoral fellow at Johns Hopkins University School of Medicine.

Bastian Dehmel, M.D., 52, has served as the Chief Development Officer of Oculis since January 2022. Previously, from October 2017 to December 2021, Dr. Dehmel served as the Chief Medical Officer of OxThera AB. Before that, from 2006 to July 2017, Dr. Dehmel held roles of increasing responsibility at Amgen, including as Senior Medical Manager, as International Medical Director, as Clinical Research Medical Director, and most recently, from December 2013 to July 2017, Dr. Dehmel served as Global Development Executive Medical Director of Amgen. Prior to that, from 2005 to 2006, Dr. Dehmel served as International Medical Advisor of NovoNordisk. Before that, from 2003 to 2005, Dr. Dehmel served as Medical Advisor Diabetes of GlaxoSmithKline Germany. Dr. Dehmel holds a Doctor of Medicine (M.D.) from Free University Berlin Medical School and received his clinical training in Internal Medicine at Charité University in Berlin, Germany.

Webb Ding, 52, has served as the General Manager, China of Oculis since February 2022. Previously, from April 2015 to February 2022, Mr. Ding served as China President of Fresenius Kabi. Prior to that, from June 2004 to March 2015, Mr. Ding held roles of increasing responsibility at Novartis China, including as the Head of Sales, as Senior Vice President and General Manager North China and Business Unit Head, and most recently, from April 2012 to March 2015, Mr. Ding served as China President of Novartis Vaccines and Diagnostics. Before that, Mr. Ding held various senior commercial roles at major pharmaceutical companies in China, including Bristol Myers Squibb and Xi’an Janssen (a Johnson & Johnson company). Mr. Ding holds a B.Sc. in Biochemistry from Wuhan University and an EMBA from China Europe International Business School.

Non-Employee Directors

Anthony Rosenberg, 69, has served as Chairman of the board of directors of Oculis since April 2018. Since April 2015, Mr. Rosenberg has served as the Chief Executive Officer of TR Advisory Services GmbH. Additionally, from April 2015 to April 2020, Mr. Rosenberg served as a Managing Director of MPM Capital. Prior to that, from 2005 to 2012, Mr. Rosenberg held a series of business development and licensing positions of increasing seniority at Novartis, and most recently, from 2012 to 2015, Mr. Rosenberg served as the Corporate Head of

M&A and Licensing at Novartis International AG. Mr. Rosenberg currently serves on the boards of directors of Argenx BV, SiO2 Materials Science, and Cullinan Oncology. Mr. Rosenberg previously served on the boards of directors of TriNetX and Radius Health, Inc. Mr. Rosenberg holds a B.Sc. (Hons) from the University of Leicester and a M.Sc. in Physiology from the University of London.

Arni Blöndal, 53, has served as a member of the board of directors of Oculis since August 2016. Since February 2013, Mr. Blöndal has served as the Founder and Managing Director of Brunnur Ventures. Prior to that, from November 2010 to February 2013, Mr. Blöndal served as the Founder and Managing Partner of Moneta. Before that, from April 2019 to November 2010, Mr. Blöndal served as a Director, Corporate Finance of Askar Capital. Prior to that, from January 2006 to December 2008, Mr. Blöndal served as a Director, Corporate Finance of LBI hf. Before that, Mr. Blöndal served as the Managing Director of Uppspretta Icelandic Capital Venture SA, an investment company managed by Kaupthing Bank, listed on the Luxembourg Stock Exchange. Prior to that, from November 1999 to January 2001, Mr. Blöndal served as the Managing Director and board chairman of Bepaid UK, Ltd. Before that, from January 1998 to November 1999, Mr. Blöndal served as a Financial Analyst Treasury of Kaupthing Bank. Prior to that, Mr. Blöndal served as a Data Analyst of Hagvangur. Mr. Blöndal currently serves as a member of the board of directors of Laki Power. Mr. Blöndal previously served on the boards of directors of DTE, Atmo Select and Ghostlamp. Mr. Blöndal holds a C.Sc. degree in Engineering from the University of Iceland and a M.Sc. degree in Information Technology from the Technical University of Denmark.

Florent Gros, 54, has served as a member of the board of directors of Oculis since July 2022. Since 2022, Mr. Gros has served as Venture Partner Health Fund II of Earlybird Venture Capital. Additionally, since 2019, Mr. Gros has served as CEO and Founder of Handl Therapeutics and as Managing Partner of Swissvention Partners GmbH, and since 2020, Mr. Gros has served as Chairman & Founder of Amyl Therapeutics, CEO and founder of Priothera Ltd and director of public company Captor Therapeutics. Before that, from 2000 to 2019, Mr. Gros held roles of increasing responsibility at Novartis, including as IP Head Biologics, Head IP Transactions, IP Site Head, and most recently, from 2007 to 2019, Mr. Gros served as Managing Director of Novartis. Before that, from 1998 to 2000, Mr. Gros served as Head IP of Pasteur Mérieux Connaught. Prior to that, from 1993 to 1998, Mr. Gros served as Patent Attorney at Nestlé. Mr. Gros currently serves as a member of the board of directors of Captor Therapeutics SA, Imcheck, and Amyl Therapeutics. Mr. Gros holds a B.Sc. in Biology from the University of Strasbourg, a M.Sc. in Biotechnology Engineering from ESBS, a CEIPI (IP Law) from IUT Robert Schuman, a Master degree in Private Law from the University of Mulhouse, and an MBA from Kaufmann Fellowship. Additionally, Mr. Gros is a French and European qualified patent attorney.

Bart Dzikowski, 46, has served as a member of the board of directors of Oculis since May 2019. Since 2009, Mr. Dzikowski has been employed by Novartis International AG, most recently as Managing Director, Head of Transactions & Legal at the Novartis Venture Fund. Prior to that, from 2006 to 2009, Mr. Dzikowski served as a Vice-President at the Investment Banking Division of Bank of America Merrill Lynch. Before that, from 2002 to 2006, Mr. Dzikowski served as an Associate at Allen & Overy LLP. Mr. Dzikowski currently serves on the boards of directors of Enterprise Therapeutics Holdings Limited and UZH Life Sciences Fund AG. Mr. Dzikowski previously served as a member of the board of directors of Enterprise Therapeutics Ltd. and Inflazome Ltd. Mr. Dzikowski holds a B.A. (Hons.) in History from Queen’s University, a J.D. / B.C.L. in Law from McGill University, and is a member of the New York State Bar. We believe that Mr. Dzikowski is qualified to serve as a member of our board of directors due to his extensive experience in law, transactions, venture capital, and the life sciences industry. Mr. Dzikowski has notified us that he will resign from our Board immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Rob Hopfner, Ph.D., 50, has served as a member of the board of directors of Oculis since January 2018. Since October 2017, Dr. Hopfner has served as the Managing Partner of Pivotal bioVenture Partners. Prior to that, Dr. Hopfner held roles of increasing responsibility at Bay City Capital, and most recently, from October 2009 to September 2017, as the Managing Director and Partner. Before that, from October 2003 to October 2006, Dr. Hopfner served as an Analyst/Associate of the Nutrition and Agribusiness Fund (NANAF). Dr. Hopfner currently serves on the boards of directors of Inozyme Pharma, Vaxcyte, RallyBio Corporation, Evommune, and

Plexium. Dr. Hopfner previously served either as a member or observer of the boards of directors of Aciex Therapeutics, Civitas Therapeutics, Cydan, Dermira, Hyperion Therapeutics, Imara Pharmaceuticals, NextWave Pharmaceuticals, Pharmakea Therapeutics, and Vtesse. Dr. Hopfner holds a B.Sc. in Pharmacy from the University of Saskatchewan, a Ph.D. in Pharmacology from the University of Saskatchewan, and an MBA from the University of Chicago Booth School of Business.

Henry Skinner, Ph.D., 58, has served as a member of the board of directors of Oculis since January 2019. Since March 2021, Dr. Skinner has served as the Chief Executive Officer of the AMR Action Fund. Prior to that, from October 2017 to March 2021, Dr. Skinner served as the Senior Vice President, Venture of Tekla Capital Management LLC. Before that, from November 2008 to October 2017, Dr. Skinner served as the Deputy Head and Managing Director of the Novartis Venture Fund. Prior to that, from 2006 to 2008, Dr. Skinner served as the Executive Director and Head Strategic Alliances, Therapeutics of the Novartis Institutes for BioMedical Research. Before that, from April 2005 to July 2006, Dr. Skinner served as the Chief Executive Officer of SelectX Pharmaceuticals, Inc. Before that, Dr. Skinner served as the President and Chief Executive Officer of NeoGenesis Pharmaceuticals, Inc. Prior to that, from 1997 to 2003, Dr. Skinner held roles of increasing responsibility at Pfizer, including as a Director Technology Acquisitions and Senior Director. Before that, from 1995 to 1997, Dr. Skinner served as a Director Business Development of Lexicon Genetics. Dr. Skinner holds a B.S. and a M.S. in Biology / Biotechnology from Worcester Polytechnic Institute, a M.S. in Biochemistry and a Ph.D. in Microbiology from the University of Illinois, and a M. Jur. in Health Care Law and Policy from Texas A&M University. Dr. Skinner was a postdoctoral fellow at Baylor College of Medicine in the department of Human and Molecular Genetics.

Executive officers compensation overview

Historically, our executive compensation program has reflected our innovative growth and development-oriented corporate culture. To date, the compensation of our Chief Executive Officer and our other executive officers has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of restricted common stock awards and/or stock options. Our executive officers who are full-time employees, like all other full-time employees, are participants in applicable retirement plans in the jurisdiction in which they reside. As we transition from a private company to a publicly traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances merit. At a minimum, we expect to review executive compensation periodically with input from a third-party compensation consultant. As part of this review process, we expect the board of directors and the remuneration committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive with our peers. In connection with our executive compensation program, we will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our executive officers. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to align salaries with market levels after taking into account individual responsibilities, performance and experience. In addition, our executives are entitled to annual cash bonuses for their performance over the fiscal year, based on goals established by our board of directors. Furthermore, we have a formal process with respect to the grant of equity incentive awards to our employees, including our executive officers. We believe that equity incentive awards provide our employees with a strong link to our long-term performance, create an ownership culture and help to align the interests of our employees, including our executive officers, and our stockholders. In addition, we believe that equity incentive awards with time-based vesting features promote employee retention because this feature incentivizes our employees, including our executive officers, to remain in our employment during the vesting period.

Director compensation overview

Our board of directors adopted a board of directors’ compensation policy that is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an investor director (as defined in the Oculis Shareholders Agreement, as amended from time to time) is paid annual cash retainers, as set forth below:

	Annual Cash Retainer
Board of Directors	CHF	30,000
Board of Directors Chair	CHF	50,000
Audit Committee Chair	CHF	10,000
Audit Committee Member	CHF	5,000
Remuneration Committee Chair	CHF	7,500
Remuneration Committee Member	CHF	3,750
Strategy Committee Chair	CHF	7,500
Strategy Committee Member	CHF	3,750
Nominating and Corporate Governance Committee Chair	CHF	5,000
Nominating and Corporate Governance Committee Member	CHF	2,500

In addition, each eligible director elected or appointed to our board of directors is eligible to participate in the Stock Option and Incentive Plan Regulation 2018 of the Company (the “2018 Plan”), subject to its terms and conditions as approved and amended by our board of directors from time to time. Upon joining the Company, the Company issues to eligible directors a onetime equity incentive award in the form of stock option or similar awards under the 2018 Plan or other equity incentive plans then in effect. The onetime equity incentive award for an eligible director joining the Company is typically a number of shares of the Company equal to 0.50% of fully diluted outstanding shares of the Company for the chair of our board of directors and a number of shares of the Company equal to 0.25% of fully diluted outstanding shares of the Company for a member of our board of directors.

The eligible directors are not eligible to any benefits other than those set out in the directors compensation policy, unless our board of directors decides otherwise. The Company reimburses all reasonable expenses in accordance with the terms and conditions of the Company’s travel and expense policy then in effect.

Compensation of Directors and Executive Officers

For the year ended December 31, 2021, the aggregate compensation paid and accrued to the members of our board of directors and our executive officers for services in all capacities was CHF 2.8 million.

For the year ended December 31, 2021, fees, salaries and other short-term employee benefits paid and accrued to the members of our board of directors and our executive officers was CHF 1.6 million.

The amount contributed by us to provide post-employment benefits to executive officers amounted to a total of CHF 0.1 million for the year ended December 31, 2021.

During the year ended December 31, 2021, 20,000 options to purchase registered ordinary shares were granted to members of our board of directors and our executive officers for a total fair value of CHF 26 thousand.

For the year ended December 31, 2021, share-based compensation expense incurred for the members of our board of directors and our executive officers accounted for CHF 83 thousand. In addition, 386,116 shares of restricted stock awards were granted to members of our board of directors and our executive officers, representing a total payroll expense of CHF 1.0 million. See Note 12 to our audited consolidated financial statements included elsewhere in this prospectus for further details regarding the share options and restricted stock, including the exercise price and the expiration date.

Employee benefit and equity compensation plans

Stock Option and Incentive Plan Regulation 2023

Pursuant and in compliance with Section 9.07 of the Business Combination Agreement, New Parent will issue and adopt a new employee equity incentive plan which is summarized below.

The Stock Option and Incentive Plan Regulation 2023 (the “2023 Plan”) is expected be approved by our board of directors on or around the Acquisition Closing Date and provides for the grant of options, restricted stock awards or units or stock appreciation rights to acquire the New Parent Shares.

The purpose of the 2023 Plan is to attract and retain highly qualified personnel and to provide key employees with additional incentive to increase their efforts on behalf and in the best interest of New Parent and its subsidiaries by giving them the opportunity to acquire a proprietary interest in New Parent as an incentive for them to remain in the service of New Parent. The terms of the 2023 Plan are described in more detail below.

The 2023 Plan shall be administered by a plan administrator (one or several persons) elected by our board of directors from time to time. The plan administrator acts within the guidelines set and approved by our board of directors or a committee thereof and is authorized to, among others, (i) determine the eligible persons who may receive equity awards under the 2023 Plan (the “Participants”), (ii) determine the allocation of awards to all eligible Participants, (iii) determine the exercise price and the term of each equity award, and (iv) establish such rules and regulations deemed to be appropriate and proper for the administration of the 2023 Plan, in each case, subject to the guidelines set and approved by our board of directors or a committee thereof. Persons eligible to participate in our 2023 Plan are employees and consultants of New Parent or a subsidiary. The plan administrator determines within the guidelines set and approved by our board of directors or a committee which eligible persons are to receive rights to acquire options under the 2023 Plan.

The Plan provides for up to                 common shares corresponding to 16% of the New Parent Shares on a fully diluted basis at the Acquisition Closing Date. In the event Shares that otherwise would have been issuable under the 2023 Plan are withheld by New Parent in payment of the exercise price or withholding obligations, or in the event any other outstanding award for any reason expires or is cancelled, forfeited or terminated, such New Parent Shares shall remain available for issuance under the Plan.

An Optionee may only exercise an option to the extent that the option has become vested and has not lapsed under the 2023 Plan. Unless otherwise determined by our board of directors at the grant date or set forth in the grant notice, options granted under the 2023 Plan typically vest as to 25% of the award at the end of the first year following the vesting start date, with the remaining 75% of the award vesting monthly ratably over the 3 years after the first year following the vesting start date. Generally, any award not vested upon receipt of a notice of termination of the relevant legal relationship shall immediately lapse. The 2023 Plan provides the Board with the discretion to foresee in the grant notice that either upon the occurrence of a “Corporate Transaction” itself (as defined in the 2023 Plan ), or an “Involuntary Termination” (as defined in the 2023 Plan) following within 18 months after a Corporate Transaction, all options and restricted stock fully vest and may be immediately exercised. The 2023 Plan further permits the award of restricted stock to certain employees, whereby at the time of cessation of service by such shareholder or New Parent (for any reason), New Parent or its assignee (to the extent permissible under applicable securities law qualification) has the right to repurchase all or part of any restricted stock held by such shareholder. The plan administrator determines the period during which the shares issued upon exercise of options will remain restricted stock and the repurchase price which shall correspond at least to the exercise price plus 5% per each year (or if less, the fair market value as of the date of repurchase).

Our board of directors has complete and exclusive power and authority to amend or modify the 2023 Plan in any or all respects, provided that no such amendment or modification, without the consent of the concerned Optionee, adversely affect the rights and obligations of any outstanding options.

Stock Option and Incentive Plan Regulation 2018

The following is a summary of our 2018 Plan, which as noted in this summary, will terminate at or prior to the Effective Time and contingent on the Acquisition Closing, following which no further awards will be granted under the 2018 Plan.

The 2018 Plan was approved and adopted by our board of directors in June 2018. Under our 2018 Plan, the maximum number of our common shares, which may be issued, is determined by our board of directors, which number is subject to adjustment in the event of a share split, share dividend, recapitalization, combination of share, exchange of share or other similar change in our capital stock.

The 2018 Plan has been administered by a plan administrator (one or several persons) elected by our board of directors from time to time. The plan administrator acts within the guidelines set and approved by our board of directors or a committee thereof and is authorized to, among others, (i) determine the eligible persons who may receive equity awards under the 2018 Plan, (ii) determine the allocation of awards to all eligible optionees, including the chief executive officer and the senior management, (iii) determine the exercise price and the term of each equity award, and (iv) establish such rules and regulations deemed to be appropriate and proper for the administration of the 2018 Plan, in each case, subject to the guidelines set and approved by our board of directors or a committee thereof. Persons eligible to participate in our 2018 Plan are employees and consultants of the Company or a subsidiary, and members of the board of directors of the Company or a subsidiary. The plan administrator determines within the guidelines set and approved by our board of directors or a committee which eligible persons are to receive rights to acquire options under the 2018 Plan.

An optionee may only exercise an option to the extent that the option has become vested and has not lapsed under the 2018 Plan. Unless otherwise determined by our board of directors at the grant date or set forth in the grant notice, options granted under the 2018 Plan typically vest as to 25% of the award at the end of the first year following the vesting start date, with the remaining 75% of the award vesting monthly ratably over the 36 months after the first year following the vesting start date.

An optionee may only exercise any options after the expiration of the lock-up period provided in the grant notice. In addition, the 2018 Plan permits the award of restricted stock to certain employees, whereby at the time of cessation of service by such shareholder or the Company (for any reason), the Company or its assignee (to the extent permissible under applicable securities law qualification) has the right to repurchase all or part of any restricted stock held by such shareholder. The plan administrator determines the period during which the shares issued upon exercise of options will remain restricted stock, as well as the repurchase price. The 2018 Plan provides that upon the occurrence of a “Corporate Transaction,” as defined in the 2018 Plan, all options will fully vest and may be immediately exercised, except if such options are repurchased by the Company or a third party designated by the Company for a cash consideration equivalent to the economic value applicable to such option under the 2018 Plan. At the Acquisition Closing, all outstanding options will terminate and cease to be outstanding. The Company at the sole discretion of the plan administrator may compensate optionees for the economic value of their options terminated in connection with the Acquisition Closing.

Our board of directors has complete and exclusive power and authority to amend or modify the 2018 Plan in any or all respects, provided that no such amendment or modification, without the consent of the concerned optionee, adversely affect the rights and obligations of any outstanding options.

No awards may be granted under the 2018 Plan after the date that is ten years from the date our 2018 Plan was adopted by the board of directors. As of September 30, 2022, 1,543,628 options to purchase shares of common stock were outstanding under the 2018 Plan. The 2018 Plan will terminate at or prior to the Effective Time and contingent on the Acquisition Closing.

New Parent will establish a 2022 employee equity incentive plan. Information about the plan will be disclosed in a subsequent filing prior to the Acquisition Closing.

Pensions and other post-employment benefit plans

We maintain post-employment benefit plans that provide our employees with an opportunity to save for retirement on a tax advantaged basis. New Parent’s Swiss entity is affiliated to a collective foundation administrating the pension plans of various unrelated employers. In addition, a customary Swiss pension plan is in place for eligible employees, in compliance with the requirements of applicable laws. New Parent’s Icelandic entity makes contributions to pension funds selected by our employees according to applicable laws. For New Parent’s U.S. entity, we have adopted a 401(k) defined contribution plan. For New Parent’s entities in France and Hong Kong, we have adopted relevant local pension plans.

DESCRIPTION OF NEW PARENT SECURITIES AND PROPOSED ARTICLES OF ASSOCIATION

This section of the proxy statement/prospectus includes a description of the material terms of the Proposed Articles of Association and of applicable Swiss law. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. The description is qualified in its entirety by reference to the complete text of the Proposed Articles of Association, which are attached as Annex B to this proxy statement/prospectus. You are urged to read the full text of the Proposed Articles of Association.

The following description of the material terms of the securities of New Parent following the Business Combination includes a summary of specified provisions of the Proposed Articles of Association that will be in effect upon completion of the transactions. This description is qualified by reference to the Proposed Articles of Association as will be in effect upon completion of the transactions, which will be substantially in the form attached to this proxy statement/prospectus as Annex B and which is incorporated in this proxy statement/prospectus by reference. References in this section to “we,” “us” or “New Parent” refer to Oculis Holding AG and references to the “Board” refer to the board of directors of Oculis Holding AG.

General

New Parent was incorporated as a stock corporation (Aktiengesellschaft) organized under the laws of Switzerland in accordance with articles 620 et seqq. of the CO and registered with the Commercial Register of the Canton of Zug on October 31, 2022. New Parent has its corporate legal headquarters at Bahnhofstrasse 7, 6300 Zug, Switzerland and is expected to move its headquarters after Closing to EPFL Innovation Park, Bat D 3e Route J-D. Colladon, CH-1015 Lausanne, Switzerland. Neither the Proposed Articles of Association nor the operation of law limit the duration of New Parent.

Capital Structure of the New Parent

Issued Share Capital

Immediately prior to the Business Combination, New Parent’s share capital was CHF 100,000 divided into 10,000,000 fully paid-in registered shares with a nominal value of CHF 0.01 each.

In the context of the Business Combination, New Parent is expected to increase its share capital as follows:

(1)

An extraordinary general meeting of the shareholders of New Parent will be held on the date of the Acquisition Closing to resolve to increase New Parent’s share capital against contribution-in-kind of Surviving EBAC Shares by issuing 22,001,871 New Parent Shares to the Exchange Agent (acting in its own name, but for the account of the holders of Surviving EBAC Shares, including the PIPE Investors) and to increase New Parent’s share capital against contribution-in-kind of Company Share Capital by issuing 20,348,322 New Parent Shares to Oculis Shareholders (the capital increases together the “New Parent Share Capital Increase”). In addition, at the extraordinary general meeting of the shareholders, New Parent is expected to resolve to adopt the Proposed Articles of Association with provisions relating to conditional share capital and a capital band (Kapitalband) effective as of completion of the New Parent Share Capital Increase as well as provisions related to the listing of New Parent Shares on the Nasdaq.

(2)

The New Parent Board will issue its board report in relation to the New Parent Share Capital Increase as required under Swiss law and a licensed audit expert will issue its verification report as required under Swiss law.

(3)	The New Parent Board will resolve the ascertainment and execution of the New Parent Share Capital Increase as required under Swiss law.

(4)

The New Parent Board will file the New Parent Share Capital Increase and the documentation required to be filed in connection therewith for approval and registration with the Commercial Register of the Canton of Zug.

(5)

Following registration of the New Parent Share Capital Increase with the Commercial Register of the Canton of Zug, the capital increase will have been completed and the New Parent Shares referred to above will have been issued.

Immediately following registration of the New Parent Share Capital Increase in the Commercial Register of the Canton of Zug, New Parent’s share capital will amount to CHF 476,171.93 (assuming no redemptions by EBAC Shareholders) divided into 47,617,193 New Parent Shares, fully paid-up.

Share Classes

Following the Business Combination, the Proposed Articles of Association will provide for one class of New Parent Shares with a nominal value of CHF 0.01 each. Each New Parent Share will carry one vote in general meetings of New Parent, and the New Parent Shares will be listed on the Nasdaq.

Share Capital Increases (General)

Under Swiss law, New Parent may increase its share capital and issue new shares through an ordinary capital increase, an increase by capital band (Kapitalband) or a conditional capital increase (Bedingte Kapitalerhöhung). In each case, the issue price for each share may not be less than the nominal value of the newly issued share. An ordinary capital increase is approved at a general meeting of shareholders. The required vote is generally the approval of simple majority of the votes cast at the general meeting of shareholders. At least two-thirds of the represented share votes and the absolute majority of the represented nominal value of the shares present in person or represented by proxy is required for capital increases against New Parent’s equity, against contributions in kind, for the purposes of acquiring assets or the granting of special benefits, or for capital increases where the pre-emptive/subscription rights of shareholders are limited or excluded. The amount by which the capital can be increased in an ordinary capital increase is unlimited, provided that sufficient contributions are made to cover the capital increase. An ordinary capital increase that has been approved by the shareholders must be executed within six months of shareholder approval. In an ordinary capital increase, holders of New Parent Shares have pre-emptive rights to obtain newly issued shares in an amount proportional to the nominal value of the shares they already hold, unless such rights are excluded in accordance with Swiss law. For further details on these circumstances, please see the section entitled “—Pre-emptive Rights and Advance Subscription Rights.”

The shareholders of New Parent can further authorize the New Parent Board by way of an amendment of the Proposed Articles of Association to increase or decrease the share capital within a capital band in an amount not to exceed 50% of the share capital registered in the commercial register for a period of five years without further shareholder approval. To create a capital band, a resolution of the general meeting of shareholders passed by a supermajority of at least two-thirds of the represented share votes and the absolute majority of the represented nominal value of the shares present in person or represented by proxy is required. Additional information regarding capital band is set forth below in the section entitled “—Capital band.”

Under Swiss law, conditional share capital is used to issue new shares in the context of employee benefit and incentive plans, debt instruments with conversion rights or warrants granted to creditors or options and warrants issued to third parties. To create conditional capital, a resolution of the general meeting of shareholders passed by a supermajority of at least two-thirds of the represented share votes and the absolute majority of the represented nominal value of the shares present in person or represented by proxy is required. The requirements for a conditional capital increase are set forth below in the section entitled “—Conditional Share Capital.”

Capital band

Under the Proposed Articles of Association, the New Parent Board is authorized to increase the share capital, at any time until 2028 at the latest, by a maximum amount of CHF 238,085.96 (assuming no redemptions by EBAC Shareholders, such number not to exceed 50% of issued share capital) by issuing a maximum of 23,808,596 fully paid-up shares with a nominal value of CHF 0.01 each (New Parent Shares). Such increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate of financial institutions or another third party or third parties, followed by an offer to the then-existing shareholders of the New Parent, and (ii) in partial amounts, are permissible.

The New Parent Board may determine the time of the issuance, the issue price, the manner in which the new shares have to be paid up, the date from which the shares carry the right to dividends, the conditions for the exercise of the pre-emptive rights and the allotment of pre-emptive rights that have not been exercised. The New Parent Board may allow the pre-emptive rights that have not been exercised to expire, or it may place such shares or the pre-emptive rights of which have not been exercised, at market conditions or use them otherwise in the interest of New Parent.

The New Parent Board is authorized to withdraw or limit the pre-emptive rights of the shareholders with respect to the shares to be issued under the capital band and to allot them to individual shareholders or third parties:

1.	if the issue price of the new registered shares is determined by reference to the market price;

2.

for the acquisition of an enterprise, part of an enterprise or participations, or for the financing or refinancing of any of such acquisition, or in the event of share placement for the financing or refinancing of such placement;

3.

for purposes of broadening the shareholder constituency of New Parent in certain financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing or registration of new registered shares on domestic or foreign stock exchanges;

4.

for purposes of granting an over-allotment option (Greenshoe) or an option to subscribe additional shares to the respective initial purchaser(s) or underwriter(s) in a placement or sale of registered shares;

5.

for raising of capital (including private placements) in a fast and flexible way, which probably could not be reached without the exclusion of the statutory pre-emptive right of the existing shareholders;

6.	for other valid grounds in the sense of article 652b para. 2 CO; or

7.

following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 15% of the share capital registered in the commercial register without having submitted to the other shareholders a takeover offer recommended by the New Parent Board, or for the defense of an actual, threatened or potential takeover bid, in relation to which the New Parent Board, upon consultation with an independent financial adviser retained by it, has not recommended to the shareholders acceptance on the basis that the New Parent Board has not found the takeover bid to be financially fair to the shareholders.

The authorization to withdraw or limit the pre-emptive rights is limited to the above listed items and exclusively linked to the particular available capital band (Kapitalband) set out in the Proposed Articles of Association. If the period to increase New Parent’s share capital within the capital band lapses without having been used by the New Parent Board, the authorization to withdraw or to limit the pre-emptive rights lapses simultaneously with such capital.

Conditional Share Capital

Conditional Share Capital in Connection with Employee Benefit Plans

Under the Proposed Articles of Association, the share capital of New Parent may be increased by an amount not exceeding CHF 99,086,64 (assuming no redemptions by EBAC Shareholders) through the issue of a maximum of

9,908,664 fully paid up registered shares, each with a nominal value of CHF 0.01 (New Parent Shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee of New Parent or a subsidiary, and any consultant, members of the New Parent Board, or other person providing services to New Parent or a subsidiary.

Shareholders’ subscription rights are excluded with regard to these shares. These new registered shares may be issued at a price below the current market price. The New Parent Board shall determine the other conditions of issue including the issue price of the New Parent Shares.

Conditional Share Capital for new Bonds and Similar Debt Instruments

Under the Proposed Articles of Association, the share capital of New Parent may be increased by an amount not exceeding CHF 50,000 through the issuance from time to time of a maximum of 5,000,000 fully paid up registered shares, each with a par value of CHF 0.01 (New Parent Shares), in connection with the exercise of convertible rights and/or option rights or warrants, which have been granted or will be granted in connection with new bonds and similar debt instruments, including convertible loans of Oculis which are issued prior to the date of the Business Combination in accordance with the Convertible Loan Agreement, that have been or will be issued by New Parent or its subsidiaries.

Shareholders’ advance subscription rights and subscription rights are excluded with regard to the new registered shares. These new registered shares may be issued at a price below the current market price. The New Parent Board shall determine the other conditions of issue including the issue price of the New Parent Shares.

Conditional Share Capital for EBAC Public Warrants

Under the Proposed Articles of Association, the share capital of New Parent may be increased by an amount not exceeding CHF 44,032.94 through the issuance, from time to time, of a maximum of 4,403,294 fully paid up registered shares, each with a par value of CHF 0.01 (New Parent Shares), in connection with the exercise of warrants granted through the exercise of conversion and/or option rights, which were assumed from, and allocated by, EBAC, on the basis of the Warrant Assumption Agreement.

Shareholders’ advance subscription rights and subscription rights are excluded with regard to the new registered shares. These new registered shares may be issued at a price below the current market price. The New Parent Board shall determine the other conditions of issue including the issue price of the New Parent Shares.

Participation Certificates and Profit-sharing Certificates

As of the date of this proxy statement/prospectus, New Parent has neither participation certificates (Partizipationsscheine) nor profit-sharing certificates (Genussscheine) outstanding.

Treasury Shares

As of the date of this proxy statement/prospectus, New Parent may hold New Parent Shares in treasury and may consider issuing additional New Parent Shares to the Exchange Agent during the Capital Increase. Such newly issued New Parent Shares shall be transferred to New Parent for free at the Closing, becoming treasury shares. Under Swiss law, a stock company may only hold 10% of its own shares in treasury and up to 20% under special circumstances.

Pre-emptive Rights and Advance Subscription Rights

Swiss law provides that any share issue, whether for cash or non-cash consideration, is subject to the prior approval at a general meeting of shareholders. Shareholders are granted certain pre-emptive rights (Bezugsrechte)

to subscribe for new issues of shares and advance subscription rights (Vorwegzeichnungsrechte) to subscribe for warrants, convertible bonds or similar debt instruments with option rights in proportion to the nominal amount of shares held. Pursuant to the Proposed Articles of Association, a resolution adopted at a general meeting by a majority of two-thirds of the votes represented at the meeting is required to repeal, limit or suspend pre-emptive rights.

Warrants

Each EBAC Warrant outstanding immediately prior to the First Merger Effective Time will, at the First Merger Effective Time, be automatically converted into Surviving EBAC Warrants and such Surviving EBAC Warrants will be deposited with the Exchange Agent in exchange for the right of each holder of EBAC Warrants to receive New Parent Warrants, on the terms, and subject to the conditions of, the Warrant Assumption Agreement. Each such EBAC Warrant outstanding will be assumed by New Parent pursuant to the Warrant Assumption Agreement on substantially the same terms as were in effect immediately prior to the First Merger Effective Time under the Existing Warrant Agreement. The following is a description of the New Parent Warrants.

New Parent Warrants

Each whole New Parent Warrant entitles the registered holder to purchase one New Parent Share at a price of $11.50 per share, subject to adjustment as discussed below, exercisable at any time commencing 30 days after the completion of the Business Combination, provided that New Parent has an effective registration statement under the Securities Act covering the issuance of the New Parent Shares issuable upon exercise of the New Parent Warrants. Pursuant to the Warrant Assumption Agreement, a warrant holder may exercise its New Parent Warrants only for a whole number of New Parent Shares. This means only a whole public warrant may be exercised at a given time by a New Parent Warrant holder. No fractional New Parent Warrants will be issued upon separation of the units and only whole New Parent Warrants will trade. The New Parent Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m. Eastern Time, or earlier upon redemption or liquidation.

New Parent will not be obligated to deliver any New Parent Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the New Parent Shares issuable upon exercise of the New Parent Warrants is then effective and a current prospectus relating thereto is current, subject to New Parent satisfying its obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as a result of a notice of redemption described below under the section entitled “Redemption of warrants when the price per New Parent Share equals or exceeds $10.00.” No New Parent Warrant will be exercisable for cash or on a cashless basis, and New Parent will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a New Parent Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.

New Parent has agreed that as soon as practicable, but in no event later than 20 business days, after the completion of the Business Combination, New Parent will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the New Parent Shares issuable upon exercise of the New Parent Warrants, and New Parent will use its commercially reasonable efforts to cause the same to become effective within 60 business days, and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the New Parent Warrants in accordance with the provisions of the Warrant Assumption Agreement. Notwithstanding the above, if the New Parent Shares are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New Parent may,

at its option, require holders of New Parent Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event New Parent so elects, New Parent will not be required to file or maintain in effect a registration statement, but will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the New Parent Warrants for that number of New Parent Shares equal to the lesser of (i) the quotient obtained by dividing (A) the product of the number of New Parent Shares underlying the New Parent Warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (B) the fair market value and (ii) 0.361. The “fair market value” as used in this proxy statement/prospectus shall mean the volume weighted average price of the New Parent Shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

New Parent will not redeem the New Parent Warrants as described above unless a registration statement under the Securities Act covering the issuance of the New Parent Shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those New Parent Shares is available throughout the 30-day redemption period. If and when the New Parent Warrants become redeemable by New Parent, New Parent may exercise its redemption right even if New Parent is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

New Parent has established the last of the redemption criterion discussed above to prevent a redemption call unless there is, at the time of the call, a significant premium to the New Parent Warrant exercise price. If the foregoing conditions are satisfied and New Parent issues a notice of redemption of the New Parent Warrants, each warrant holder will be entitled to exercise his, her or its warrants prior to the scheduled redemption date. However, the price of the New Parent Shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a New Parent Warrant as described under the heading “—Redeemable Warrants—Public Shareholders’ Warrants—Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of New Parent Warrants when the price per New Parent Share equals or exceeds $10.00. Once the warrants become exercisable, New Parent may redeem the outstanding New Parent Warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the “fair market value” of the New Parent Shares, except as otherwise described below;

•

if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “—Redeemable Warrants—Public Shareholders’ Warrants—Anti-dilution Adjustments”) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders; and

•

if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant, as described under the heading “—Redeemable Warrants—Public Shareholders’ Warrants—Anti-dilution Adjustments”) the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding New Parent Warrants, as described above.

During the period beginning on the date the notice of redemption is given, holders may elect to exercise their New Parent Warrants on a cashless basis. The numbers in the table below represent the number of New Parent Shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by New Parent pursuant to this redemption feature based on the “fair market value” of the New Parent Shares on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of the New Parent Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption is sent to the holders of warrants, each as set forth in the table below. New Parent will provide its warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

Redemption of New Parent Warrants when the price per New Parent Share equals or exceeds $18.00. Once the New Parent Warrants become exercisable, New Parent may redeem the warrants (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the last reported sale price of the New Parent Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which New Parent sends the notice of redemption to the warrant holders (such price, the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “—Redeemable Warrants—Public Shareholders’ Warrants—Anti-dilution Adjustments”).

This redemption feature is structured to allow for all of the outstanding New Parent Warrants to be redeemed when the New Parent Shares are trading at or above $10.00 per share, which may be at a time when the trading price of the New Parent Shares is below the exercise price of the warrants. New Parent has established this redemption feature to provide itself with the flexibility to redeem the New Parent Warrants without the New Parent Warrants having to reach the $18.00 per share threshold set forth above under the heading “—Redemption of New Parent Warrants when the price per New Parent Share equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of this proxy statement/prospectus. This redemption right provides New Parent with an additional mechanism by which to redeem all of the outstanding New Parent Warrants, and therefore have certainty as to New Parent’s capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. New Parent will be required to pay the applicable redemption price to warrant holders if New Parent chooses to exercise this redemption right and it will allow New Parent to quickly proceed with a redemption of the New Parent Warrants if New Parent determines it is in its best interest to do so. As such, New Parent would redeem the New Parent Warrants in this manner when New Parent believes it is in its best interest to update its capital structure to remove the New Parent Warrants and pay the redemption price to the warrant holders.

Redemption Date	Fair Market Value of Ordinary Shares
(period to expiration of warrants)	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

As stated above, New Parent can redeem the New Parent Warrants when the New Parent Shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to its capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If New Parent chooses to redeem the New Parent Warrants when the New Parent Shares are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer New Parent Shares than they would have received if they had chosen to exercise their warrants for New Parent Shares if and when such New Parent Shares were trading at a price higher than the exercise price of $11.50.

No fractional New Parent Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, New Parent will round down to the nearest whole number of the number of

New Parent Shares to be issued to the holder. If, at the time of redemption, the New Parent Warrants are exercisable for a security other than the New Parent Shares pursuant to the Warrant Assumption Agreement (for instance, if New Parent is not the surviving company after completion of a business combination), the warrants may be exercised for such security. At such time as the New Parent Warrants become exercisable for a security other than the New Parent Shares, New Parent (or the surviving company, as applicable) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption Procedures. A holder of a New Parent Warrant may notify New Parent in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the New Parent Shares issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments. If the number of issued and outstanding New Parent Shares is increased by a capitalization or share dividend payable in New Parent Shares, or by a split-up of New Parent Shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of New Parent Shares issuable on exercise of each New Parent Warrant will be increased in proportion to such increase in the issued and outstanding New Parent Shares. A rights offering made to all or substantially all holders of New Parent Shares entitling holders to purchase New Parent Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of New Parent Shares equal to the product of (i) the number of New Parent Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New Parent Shares) and (ii) one minus the quotient of (a) the price per New Parent Share paid in such rights offering and (b) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for New Parent Shares, in determining the price payable for New Parent Shares, there will be taken into account any consideration received for such rights, as New Parent as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of New Parent Shares during the 10 trading day period ending on the trading day prior to the first date on which the New Parent Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

If the number of issued and outstanding New Parent Shares is decreased by a consolidation, combination, reverse share sub-division or reclassification of New Parent Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of New Parent Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding New Parent Shares. Whenever the number of New Parent Shares purchasable upon the exercise of the New Parent Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (i) the numerator of which will be the number of New Parent Shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (ii) the denominator of which will be the number of New Parent Shares so purchasable immediately thereafter.

In addition, if (i) New Parent issues additional New Parent Shares or equity-linked securities for capital raising purposes in connection with the completion of the Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the New Parent Board) (the “Newly Issued Price”), (ii) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the completion of the Business Combination (net of redemptions), and (iii) the volume weighted average trading price of the New Parent Shares during the 20 trading day period starting on the trading day prior to the day on which New Parent consummate the Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the New Parent Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger prices described above under “—Redemption of New Parent Warrants when the price per New Parent Share equals or exceeds $18.00” and “—Redemption of New Parent Warrants when the price per New Parent Share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “—Redemption of New Parent Warrants when the price per New Parent Share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the issued and outstanding New Parent Shares (other than those described above or that solely affects the par value of such New Parent Shares), or in the case of any merger or consolidation of New Parent with or into another corporation (other than a merger or consolidation in which New Parent is continuing corporation and that does not result in any reclassification or reorganization of New Parent’s issued and outstanding New Parent Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New Parent as an entirety or substantially as an entirety in connection with which New Parent is dissolved, the holders of the New Parent Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the New Parent Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock or other equity securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the New Parent Warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders are entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding New Parent Shares, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the New Parent Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Assumption Agreement. Additionally, if less than 70% of the consideration receivable by the holders of New Parent Shares in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the New Parent Warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Assumption Agreement based on the per share consideration minus the Black-Scholes Warrant Value (as defined in the Warrant Assumption Agreement) of the New Parent Warrant.

The New Parent Warrants will be issued in registered form under the Warrant Assumption Agreement. The Warrant Assumption Agreement provides that the terms of the New Parent Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any mistake, including to conform the provisions of the Warrant Assumption Agreement to the description of the terms of the warrants and the Warrant Assumption Agreement set forth in this proxy statement/prospectus or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the Warrant Assumption

Agreement as the parties to the Warrant Assumption Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants.

The warrant holders do not have the rights or privileges of holders of New Parent Shares and any voting rights until they exercise their New Parent Warrants and receive New Parent Shares. After the issuance of New Parent Shares upon exercise of the New Parent Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional New Parent Warrants will be issued upon separation of the units and only whole warrants will trade.

New Parent has agreed that, subject to applicable law, any action, proceeding or claim against it arising out of or relating in any way to the Existing Warrant Assumption Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and New Parent irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Dividends

General

Dividends may be paid only if New Parent has sufficient distributable profit from previous years or sufficient free reserves to allow the distribution of a dividend. Swiss law requires that New Parent retain at least 5% of its annual net profit as general reserves for so long as these reserves amount to less than 20% of its paid-in nominal share capital.

Annual Profit Distribution

Under Swiss law, dividends are proposed by the New Parent Board and require the approval at a meeting of shareholders. New Parent’s auditors must also confirm that the dividend proposal conforms to law and the Proposed Articles of Association. Dividends that have not been collected by shareholders within five years after the due date accrue to New Parent.

For a description of certain tax considerations, including withholding taxes, in relation to dividend payments, please see the section entitled “Material Tax Consideration—Material Swiss Tax Considerations.”

Payment

The New Parent Board determines the date on which the dividend entitlement starts. Dividends are usually due and payable shortly after the shareholders have passed the resolution approving the payment, but shareholders may also resolve at an annual general meeting to pay dividends in quarterly or other instalments.

Capital Reduction

Distributions out of issued share capital (i.e., the aggregate nominal value of New Parent’s issued shares) are not allowed and may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders or the introduction of a capital band (Kapitalband) pursuant to which the New Parent Board is empowered to make such resolution. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of New Parent’s creditors remain fully covered despite the reduction in New Parent’s share capital recorded in the Commercial Register. New Parent’s share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is re-established by sufficient new, fully paid-up capital. Upon approval or before the general meeting of the capital reduction, the New Parent Board must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce (“SOGC”) and notify creditors that they may request, within thirty (30) days of the third publication, satisfaction of or security for their claims. The reduction of New Parent’s share capital may be implemented only after expiration of this time limit.

Repurchases of Shares

Swiss law limits the right of New Parent to purchase and hold its own shares. New Parent may purchase its own shares only if and to the extent that: (i) New Parent has freely distributable reserves in the amount of the purchase price; and (ii) the aggregate nominal value of all New Parent Shares held by it does not exceed 10% of its share capital (or up to 20% under certain specific circumstances). Furthermore, according to Swiss accounting rules, New Parent needs to reflect the amount of the purchase price of the acquired New Parent Shares as a negative position through the creation of a special reserve on its balance sheet. New Parent may face negative tax consequences, if it holds more than 10% of its Shares for more than six years.

New Parent Shares held by New Parent or its subsidiaries do not carry any voting rights at general meetings of shareholders, but are entitled to the economic benefits, including dividends, pre-emptive rights (Bezugsrechte) in the case of share capital increases and advance subscription rights (Vorwegzeichnungsrechte) and in the case of issuance of debt instruments with option rights applicable to the New Parent Shares generally.

Form and Transfer of Shares

Form of the Shares

New Parent Shares may be issued as ordinary uncertificated securities within the meaning of article 973c CO (Wertrechte) and/or global certificates. In accordance with article 973c CO, New Parent maintains a register of uncertificated securities (Wertrechtebuch). New Parent may create intermediated securities (Bucheffekten) for New Parent Shares.

Upon its registration with the share register, a shareholder may at any time request from New Parent to issue a written confirmation of the New Parent Shares held by such shareholder. However, the shareholder has no right to request the printing and delivery of share certificates nor the conversion of New Parent Shares issued in one form into another form. New Parent may, however, at any time print and deliver certificates for registered (single certificates or global certificates) and, with the consent of the shareholder, delete without replacement issued share certificates, which have been returned to it. New Parent may convert New Parent Shares from one form into another form at any time and without the approval of the shareholders. New Parent shall bear the cost associated with any such conversion.

Transfer of Shares

New Parent Shares in uncertificated form (Wertrechte) may only be transferred by way of assignment. New Parent Shares or the beneficial interest in New Parent Shares, as applicable, credited in a securities account may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with applicable rules. For certain registration and voting right restrictions on the New Parent Shares, please see the section entitled “Registration and Voting Right Restrictions.”

Share Register

New Parent maintains a share register (Aktienbuch) (the “Share Register”) in which the owners of the New Parent Shares are registered with name, address and nationality (in case of legal entities the registered office). In relation to New Parent, only those shareholders registered in the Share Register are recognized as shareholders.

Pursuant to article 4 of the Proposed Articles of Association, acquirers of New Parent Shares are, upon request and presentation of evidence of the transfer, registered as shareholders with voting rights in the Share Register if they explicitly declare to hold New Parent Shares in their own name and for their own account.

The New Parent Board shall implement the necessary directions for maintaining the Share Register and it may issue corresponding regulations or guidelines. The New Parent Board may delegate such tasks.

In the invitation to the general meeting, the New Parent Board shall announce the record date for registration in the Share Register that is relevant with respect to the right to attend and vote.

New Parent has the right to delete entries in the Share Register retroactively as of the date of the entry if the registration has been made on the basis of false information. It may give the relevant shareholder or nominee the opportunity, in advance, to be heard. The relevant shareholder or nominee is to be informed without delay about the deletion.

Registration and Voting Right Restrictions

The Proposed Articles of Association contain the following registration restrictions:

1.

Regulatory Registration and Voting Right Restrictions. According to article 4 of the Proposed Articles of Association, the New Parent Board may refuse the registration of an acquirer of New Parent Shares in the Share Register as a shareholder with voting rights or cancel an already occurred registration of New Parent Shares with voting rights from the Share Register, if (a) the number of New Parent Shares held or acquired directly or indirectly or acting in concert with third parties or as an organized group by such acquirer exceeds 15% of the total number of voting rights of New Parent pursuant to the entry in the commercial register, and (b) (b) such acquirer has not submitted prior to the acquisition of such New Parent Shares an orderly tender offer to all shareholders with a minimum price of the higher of (i) the volume weighted average price of the last 60 trading days prior to the publication of the tender offer, or (ii) the highest price paid by such acquirer in the 12 months preceding to the publication of the tender offer.

Those associated through capital, voting power, joint management, beneficial ownership or in any other way, or joining for the acquisition of shares shall be regarded as one acquirer for the purposes of article 4 of the Proposed Articles of Association. Acquirers who do not meet the legal or regulatory requirements according to article 4 of the Proposed Articles of Association shall be entered in the Share Register as shareholder without voting rights for New Parent Shares exceeding the limit of 15%. In case of an already occurred registration, New Parent Shares exceeding the limit of 3% will be cancelled from the Share Register as New Parent Shares with voting rights and instead be registered as New Parent Shares without voting rights. The New Parent Board may enact regulations governing the details of such registration restriction. Nominees do not constitute as acquirers within the meaning of article 4 of the Proposed Articles of Association. After hearing the person concerned, New Parent may cancel the registrations in the Share Register if those registrations were based on false information of the acquirer. In addition, according to article 4 of the Proposed Articles of Association, the New Parent Board may refuse the exercise of voting rights of a shareholder in excess of 15% of the total number of voting rights of New Parent pursuant to the entry in the commercial register, if such shareholder does not meet the legal or regulatory requirements according to article 4 of the Proposed Articles of Association

2.

Registration and Voting Right Restrictions for New Parent Shares held through Nominees. The registration and voting right restrictions in connection with the regulatory registration and voting right restrictions described above are also applicable to New Parent Shares held through nominees. Accordingly, article 4 of the Proposed Articles of Association provides that, if, any beneficial owner should as a result of such registration of a nominee being made or upheld, directly or indirectly, formally, constructively or beneficially own, or otherwise control or alone or together with third parties, hold a number of shares exceeding 3% of the total number of voting rights of New Parent pursuant to the entry in the commercial register and the nominee does not, expressly declare in the registration application that it is holding the shares on its own account, and the nominee does not confirm in writing that it is willing to disclose the names, addresses and shareholdings of the persons on whose account they hold 0.5% or more of the share capital, the New Parent Board may refuse to register (or cancel an already occurred registration of) the nominee holding New Parent Shares for the account of such beneficial owner with respect to any New Parent Shares in excess of such restriction. The New Parent Board may make the registration with voting rights of the New Parent Shares held by a nominee subject to conditions, limitations and reporting requirements and may impose or adjust such conditions, limitations and requirements once registered and may enter into agreements with nominees in this regard.

Further, the voting right restrictions pursuant to article 4 of the Proposed Articles of Association as set out above also apply to New Parent Shares, which are held by a nominee for the account of a person exceeding the threshold of 15% (regulatory voting right restrictions).

Apart from the registration and voting rights restrictions as described above, there are no restrictions on the transferability of the New Parent Shares in the Proposed Articles of Association.

General Meetings of Shareholders

Convocation of Meetings

Under Swiss law and article 10 of the Proposed Articles of Association, an annual general meeting of shareholders must be held each year within six months after the end of the business year. Extraordinary meetings of shareholders may be convened when required.

General meetings of shareholders must be convened by the board of directors at least 20 days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the SOGC. Registered shareholders may also be informed by ordinary mail or e-mail. The notice of a general meeting of shareholders must state the items on the agenda, the proposals to be acted upon and, in case of elections, the names of the nominated candidates. Except in the limited circumstances listed below, a resolution may not be passed at a general meeting without proper notice. This limitation does not apply to proposals to convene an extraordinary general meeting of shareholders or to initiate a special investigation. No previous notification is required for proposals concerning items included in the agenda or for debates that do not result in a vote.

In addition, one or several shareholders that represent at least 5% of the share capital may also request to convene a general meeting. Shareholders representing at least 0.5% of the share capital may request items to be put on the agenda, provided the request is submitted to the New Parent Board at least 70 calendar days in advance of the relevant general meeting. Convocation requests and requests for inclusion of agenda items need to be submitted to the New Parent Board in written form, indicating the agenda items and proposals. Swiss law and the Proposed Articles of Association do not prescribe that a particular quorum of shareholders is required for general meetings of shareholders to be validly held.

No resolutions may be passed on motions concerning agenda items which have not been duly announced, except for motions to convene an extraordinary general meeting, to initiate a special audit or to elect auditors upon a shareholders’ request. No prior notice is required to submit motions relating to items already on the agenda and to discuss matters on which no resolution is to be taken.

The general meeting will be chaired by the chairman of the New Parent Board, or, in his or her absence, by another member of the New Parent Board as appointed by the New Parent Board. If no member of the New Parent Board is present, the general meeting shall appoint the chairperson of the meeting.

Representation of Shareholders

Each shareholder may have its shares represented in the general meeting by itself or by a third person who does not need to be a shareholder by means of written proxy or by the independent proxy. The general meeting annually elects an independent proxy. The independent proxy’s term of office begins at the day of election and ends at the end of the following annual general meeting. Re-election is possible. If New Parent does not have an independent proxy, the New Parent Board shall appoint the independent proxy for the next general meeting of shareholders.

Quorum and Majority Requirements at General Meetings of Shareholders

Except where the law or the Proposed Articles of Association provide otherwise, the general meeting passes its resolutions and performs elections with the absolute majority of the votes cast, excluding any abstentions, blank or invalid votes. The chairperson of the general meeting determines the voting procedure.

According to article 19 of the Proposed Articles of Association, a resolution of the general meeting passed with at least two-thirds of the votes represented at the meeting and the absolute majority of the nominal values of the New Parent Shares represented at the meeting is required for:

1.	the amendment of the purpose of New Parent;

2.	the consolidation of shares, insofar as this does not require the consent of all shareholders concerned;

3.	the increase of the share capital against contributions in kind or by offsetting against a receivable and the granting of special benefits;

4.	the limitation or withdrawal of subscription rights;

5.	the introduction of conditional capital, the creation of reserve capital pursuant to article 12 of the Swiss Banking Act or the introduction of a capital band;

6.	the conversion of participation certificates into shares;

7.	the restriction of the transferability of registered shares;

8.	the creation of shares with privileged voting rights;

9.	the change of currency of the share capital;

10.	the introduction of the casting vote of the Chairman in the General Assembly;

11.	the introduction of a provision in the Articles of Association to hold general meetings outside of Switzerland;

12.	the change of the registered office of New Parent;

13.	the introduction of an arbitration clause in the Articles of Association;

14.	the delisting of the New Parent Shares;

15.	the dissolution of New Parent;

16.	the merger, de-merger or conversion of New Parent (subject to mandatory law);

17.	the alleviating or withdrawal of restrictions upon the transfer of registered shares;

18.	the conversion of registered shares into bearer shares and vice versa; and

19.	the amendment or elimination of the provisions of articles 4, 19 and 31 of the Proposed Articles of Association.

Provisions of the Proposed Articles of Association which require higher majorities for the passing of certain resolutions than provided by law can only be adopted and removed with that same proposed majority.

Voting Rights

In principle, each New Parent Share entitles a holder to one vote in New Parent’s general meeting, irrespective of nominal value of such share (please see the section entitled “Comparison of Shareholder Rights—Voting Rights” for details on certain exceptions under Swiss law).

The New Parent Shares are not divisible. The right to vote and the other rights of share ownership may only be exercised by shareholders (including any nominees) who are entered in the Share Register prior to the applicable cut-off date to be determined by the New Parent Board. Those entitled to vote in the general meeting may be represented by the independent proxy holder (annually elected by the general meeting of shareholders), by its legal representative or by another person with written authorization to act as proxy. The chairman of the general meeting has the power to decide whether to recognize a power of attorney. Only shareholders registered in the Share Register with voting rights are entitled to vote in a New Parent shareholders’ meeting.

Inspection of Books and Records

The annual report and the auditors’ report shall be made available for inspection by the shareholders at the registered office of New Parent at the latest 20 days prior to the annual general meeting. Each shareholder may demand an immediate delivery of these documents. The notice to the shareholders must refer to this right.

Under Swiss law, a shareholder may also, upon request submitted to New Parent, inspect the minutes of general meetings.

At general meetings, shareholders may further request information from the New Parent Board regarding the business and operations of New Parent and may request information from New Parent’s auditors regarding the performance and results of their examination of New Parent’s financial statements. New Parent may refuse to provide certain requested information to a shareholder if, in its opinion, the disclosure of the requested information would reveal confidential business secrets or infringe other protected interests.

Shareholders representing at least 5% of the share capital or votes have the right to inspect the company’s books. The board of directors must grant the inspection insofar as it is necessary for the exercise of shareholders’ rights and the disclosure would not reveal confidential business secrets or infringe other protected interests. Upon inspection of the books, the shareholders may make notes.

Special Investigations

If the shareholders’ inspection and information rights as outlined above prove to be insufficient, any shareholder may propose to the general meeting that specific facts be examined by a special commissioner in a special investigation. If the general meeting approves the proposal, New Parent or any shareholder may, within 30 calendar days after the general meeting, request the court at New Parent’s registered office to appoint a special commissioner. If the general meeting rejects the request, one or more shareholders representing at least 5% of the share capital or voting rights may request, within three months after the general meeting, such court to appoint a special commissioner. Such court will issue such order if the petitioners can demonstrate that the New Parent Board, any member thereof or an officer of New Parent infringed the law or the Proposed Articles of Association and thereby damaged New Parent or the shareholders. If admitted, the costs of the investigation by such court would generally be allocated to New Parent and only in exceptional cases to the petitioners.

Notices

Official publications of New Parent shall be made in the SOGC. The New Parent Board may designate additional means of publication.

Notices to the shareholders shall be made by official publications of New Parent. Notices to shareholders may also be made by mail or email to the addresses recorded in the Share Register.

Takeover Regulation and Mandatory Bids

Swiss law provides for certain rules and protections of shareholders of domestic listed companies. Because the New Parent Shares will be listed exclusively on the Nasdaq Capital Market, however, several of these rules do not apply to New Parent as if it were a company listed in Switzerland. In particular, the Swiss rules under the Swiss Financial Market Infrastructure Act on disclosure of shareholdings and the tender offer rules under the Swiss Financial Market Infrastructure Act, including mandatory tender offer requirements and regulations regarding voluntary tender offers, which are typically available in relation to Swiss-listed companies, do not apply to New Parent because it will not be listed in Switzerland.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are governed by the Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of October 3, 2003, as amended (the “Swiss Merger Act”) (i.e., mergers, demergers, transformations and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the shares represented at a General Meeting of shareholders and the absolute majority of the nominal value of the shares represented.

If a transaction under the Swiss Merger Act receives all of the necessary consents, all shareholders are compelled to participate in such a transaction.

Swiss stock corporations may be acquired by an acquirer through the direct acquisition of the shares of the Swiss stock corporation. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger with the approval of holders of 90% of the issued shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation). For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request a competent court to determine a reasonable amount of compensation.

In addition, under Swiss law, the sale of “all or substantially all” of its assets by New Parent may require the approval of two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented. Whether a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

•	a core part of New Parent’s business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;

•	New Parent’s assets, after the divestment, are not invested in accordance with its corporate purpose as set forth in the Proposed Articles of Association; and

•

the proceeds of the divestment are not earmarked for reinvestment in accordance with New Parent’s corporate purpose (as set forth in the Proposed Articles of Association), but instead are intended for distribution to New Parent’s shareholders or for financial investments unrelated to its corporate purpose.

Duration and Liquidation

Under Swiss law, unless the duration of a company is limited by its articles of association, a company may be dissolved at any time by way of liquidation, or, in the case of a merger with the Swiss Merger Act (Fusionsgesetz), based on a resolution of a general meeting of shareholders, which must be passed by a majority as provided by Swiss law or the relevant company’s articles of association, as the case may be. The Proposed Articles of Association do not limit the duration of New Parent and provide that the majority required for the general meeting to resolve on the liquidation of New Parent is set at two-thirds of the votes represented at the general meeting and the absolute majority of the nominal values of the shares represented at the meeting.

Dissolution and liquidation by court order is also possible if, among other things, (i) the company becomes bankrupt or (ii) shareholders holding at least 10% of the company’s share capital so request for important reasons. Under Swiss law, any surplus arising out of a liquidation (after settlement of all the claims of the company’s creditors) is distributed in proportion to the paid-up nominal value of shares held. This surplus is subject to Swiss federal withholding tax, except if paid out of reserves from qualifying capital contributions (Reserven aus Kapitaleinlagen).

COMPARISON OF SHAREHOLDER RIGHTS

This section describes the material differences between the rights of EBAC Shareholders before the consummation of the Business Combination, and the rights of New Parent shareholders after the Business Combination. These differences in shareholder rights result from the differences between Cayman Islands and Swiss law and the respective governing documents of EBAC and New Parent.

This section does not include a complete description of all differences among such rights, nor does it include a complete description of such rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. EBAC Shareholders are urged to carefully read the relevant provisions of the Cayman Companies Act, the Swiss Code of Obligations (Obligationenrecht) applicable to New Parent, EBAC’s amended and restated memorandum and articles of association and the Proposed Articles of Association that will be in effect as of consummation of the Business Combination (which such form is included as Annex B to this proxy statement/prospectus). References in this section to the Proposed Articles of Association are references thereto as they will be in effect upon consummation of the Business Combination. However, the Proposed Articles of Association may be amended at any time prior to consummation of the Business Combination by mutual agreement of EBAC and Oculis SA or after the consummation of the Business Combination by amendment in accordance with their terms. If the Proposed Articles of Association are amended, the below summary may cease to accurately reflect the Proposed Articles of Association as so amended.

On January 1, 2023, new provisions with regard to the modernization of Swiss corporate law will come into force (with certain transitional periods as provided for therein). Most relevantly, the legislative reform addresses, among other topics, (i) the modernization and increased flexibility for a stock corporation’s capital base, (ii) corporate governance and executive compensation matters, (iii) the strengthening of shareholder rights and the protection of minorities, and (iv) financial distress/restructuring measures. The Proposed Articles of Association as described in the following overview already address the new provisions of Swiss corporate law.

Rights of EBAC Shareholders	Rights of New Parent Shareholders
Share Capital

EBAC is authorized to issue up to 221,000,000 shares, consisting of (i) 200,000,000 EBAC Class A Common Stock, (ii) 20,000,000 EBAC Class B Common Stock and (iii) 1,000,000 preference shares, each with a par value of $0.001 per share. As of the close of business on , the record date for the Extraordinary General Meeting, there were shares of EBAC Class A Common Stock, shares of EBAC Class B Common Stock, and no preference shares issued and outstanding.

The share capital of New Parent as of (a) the date of this proxy statement/prospectus amounts to CHF 100,000 and is divided into 10,000,000 fully paid-in registered shares with a nominal value of CHF 0.01 each and (b) the Acquisition Closing amounts to CHF 476,171.93 (assuming no redemptions by EBAC Shareholders) and is divided into 47,617,193 fully paid-in registered shares with a nominal value of CHF 0.01 each.

Capital band (Kapitalband)

Further, the share capital of New Parent may be increased until 2028 at the latest, by a maximum amount of CHF 238,085.96 (assuming no redemptions by EBAC Shareholders, such number not to exceed 50% of issued share capital) by issuing a maximum of 23,808,596 fully paid-up registered shares with a nominal value of CHF 0.01 each.

Conditional Share Capital

Further, the share capital of New Parent may be increased as follows:

(i) by an amount not exceeding CHF 99,086.64 through the issue of a maximum of 9,908,664 fully paid-up registered shares, each with a par value of CHF 0.01 (New Parent Shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee of New Parent or a subsidiary, and any consultant, member of the board of directors, or other person providing services to the New Parent or a subsidiary;

(ii)  by an amount not exceeding CHF 50,000 through the issuance from time to time of a maximum of 5,000,000 fully paid up registered shares, each with a par value of CHF 0.01 (New Parent Shares), in connection with the exercise of convertible rights and/or option rights or warrants, which have been granted or will be granted in connection with new bonds and similar debt instruments, including convertible loans of Oculis which are issued prior to the date of the Business Combination in accordance with the Convertible Loan Agreement, that have been or will be issued by New Parent or its subsidiaries;

(iii)  by an amount not exceeding CHF 44,032.94 through the issuance from time to time of a maximum of 4,403,294 fully paid up registered shares, each with a par value of CHF 0.01 (New Parent Shares), in connection with the exercise of warrants granted through the exercise of conversion and/or option rights, which were assumed from, and allocated by, EBAC, on the basis of the Warrant Assumption Agreement.

Voting Rights
EBAC’s amended and restated memorandum and articles of association provides that the holders of shares of EBAC shall have one vote for every share of which he or she is the holder on each matter properly submitted to the shareholders on which the holders are entitled to vote.	Each share entitles a holder to one vote in the shareholders meeting of New Parent, irrespective of nominal value of such share. However, nominal values will be decisive, for (i) the election of New Parent’s statutory auditors, (ii) the appointment of experts to audit New Parent’s business management or parts thereof, (iii) any resolution concerning the initiation of a special audit and (iv) any resolution concerning the initiation of a liability action.

Appraisal / Dissenters’ Rights
Under certain circumstances, shareholders may dissent to a merger of a Cayman Islands company by following the procedure set out in the Cayman Companies Act. Where dissenter rights apply, dissenters to a merger are entitled to receive fair market value for their shares.	If a squeeze-out merger under the Swiss Merger Act occurs, a minority shareholder subject to the squeeze-out merger could seek to claim, within two months of the publication of the squeeze-out merger, that the consideration offered is “inadequate” and petition a Swiss competent court to determine what “adequate” consideration is.

Dividends
The directors of EBAC may resolve to pay dividends and other distributions on shares in issue and authorize payment of the dividends or other distributions. Dividends may be paid out of profits, share premium or any other sources permitted under law.

Dividend payments are subject to the approval of a meeting of shareholders. The board of directors may propose to shareholders that a dividend or an interim dividend shall be paid but cannot itself authorize the distribution.

Payments out of a Swiss stock corporation’s share capital (in other words, the aggregate par value of the corporation’s registered share capital) in the form of dividends are not allowed and may be made only by way of a share capital reduction. Dividends may in general be paid only from the profits of the previous business year or brought forward from previous business years or if the corporation has distributable reserves, each as evidenced by the corporation’s audited stand-alone statutory balance sheet prepared pursuant to Swiss law, after allocations to reserves required by Swiss law and the articles of association have been deducted and the corporation’s statutory auditors have confirmed that the dividend proposal complies with Swiss law and the corporation’s articles of association.

Purchase and Repurchase of Shares
Subject to the Cayman Companies Act or applicable stock exchange or other regulatory rules, EBAC may purchase its own shares (including any redeemable shares) in such manner and on such other terms as the directors determine at the time of such purchase.

Swiss law limits the right of a company to purchase and hold its own shares. New Parent may purchase its own shares (i.e., New Parent Shares) only if and to the extent that: (i) New Parent has freely distributable reserves in the amount of the purchase price; and (ii) the aggregate nominal value of all New Parent Shares held by it does not exceed 10% of its share capital (or up to 20% under certain specific circumstances). Furthermore, according to Swiss accounting rules, the New Parent needs to reflect the amount of the purchase price of the acquired New Parent Shares as a negative position through the creation of a special reserve on its balance sheet.

New Parent Shares held by New Parent or its subsidiaries do not carry any voting rights at general meetings of shareholders, but are entitled to the economic benefits, including dividends, pre-emptive rights (Bezugsrechte) in the case of share capital increases and advance subscription rights (Vorwegzeichnungsrechte) in the case of issuance of debt instruments with option rights applicable to the New Parent Shares generally.

Redemption Rights

Upon consummation of an initial business combination, EBAC’s amended and restated memorandum and articles of association provides holders of EBAC Class A Common Stock with the opportunity to redeem their EBAC Class A Common Stock at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial business combination, including interest (which such interest shall be net of taxes payable) earned on the Trust Account, divided by the number of then issued EBAC Class A Common Stock, provided that EBAC shall not repurchase EBAC Class A Common Stock in an amount that would cause EBAC’s net tangible assets to be less than $5,000,001.

Swiss law does not provide for redemption rights of shareholders.

If EBAC seeks to amend any provision of its amended and restated memorandum and articles of association that would affect the substance or timing of EBAC’s obligation to redeem 100% of the holders of EBAC Class A Common Stock if EBAC does not consummate an initial business combination within the Combination Period, EBAC must provide the holders of EBAC Class A Common Stock with the opportunity to redeem their EBAC Class A Common Stock in connection with such vote. EBAC will redeem the amounts owed to holders of EBAC Class A Common Stock and liquidate if it does not complete a business combination within the Combination Period.

After consummation of an initial business combination, holders of EBAC Class A Common Stock are not entitled to redemption rights with respect to their EBAC Class A Common Stock.

Issuance of Shares
Subject to the provisions of the Cayman Companies Act, EBAC’s amended and restated memorandum and articles of association and the rules of the Nasdaq, the directors of EBAC may allot, issue, grant options over or otherwise dispose of any unissued shares of EBAC (including fractions thereof) to such persons, at such times and on such terms and conditions as they may decide, provided that the directors may not allot, issue, grant options over or otherwise dispose of any unissued shares of EBAC (including fractions thereof) to the extent that it may affect the ability of EBAC to carry out a Class B Share Conversion (as defined in EBAC’s amended and restated memorandum and articles of association).

Swiss law provides that the shareholders make a resolution for the creation of new share capital. An ordinary capital increase requires the consent of more than 50% of the shareholders at a general meeting. The creation of a capital band (Kapitalband) or conditional share capital requires at least two-thirds of the voting rights represented at the general meeting of shareholders and an absolute majority of the par value of shares represented at such meeting. The board of directors may issue shares out of the capital band during a period of up to five years.

Shares out of conditional share capital are created and issued through the exercise of options or of conversion rights that the board of director may grant in relation to, e.g., debt instruments or employees.

Pre-Emption Rights
None.	Swiss law provides that any share issue, whether for cash or non-cash consideration, is subject to the prior approval at a general meeting of shareholders. Shareholders are granted certain pre-emptive rights (Bezugsrechte) to subscribe for new issues of shares and advance subscription rights (Vorwegzeichnungsrechte) to subscribe for warrants, convertible bonds or similar debt instruments with option rights in proportion to the nominal amount of shares held.

Amendments to Governing Documents
Amendment of any provision of EBAC’s amended and restated memorandum and articles of association generally requires a special resolution, passed by holders of at least two-thirds of the outstanding EBAC shares that are entitled to vote that vote in a general meeting. The Sponsor and EBAC’s officers and directors have each agreed that they will not propose any amendment to EBAC’s amended and restated memorandum and articles of association that would affect the substance or timing of EBAC’s obligation to redeem 100% of its public shares if EBAC does not complete an initial business combination within the Combination Period unless EBAC provides its public shareholders with the opportunity to redeem their shares upon approval of any such amendment. The provisions of EBAC’s amended and restated memorandum and articles of association relating to the election of directors prior to an initial business combination may only be

The articles of association of a Swiss stock corporation may be amended with a resolution passed by a majority of the voting rights represented at a general meeting of shareholders, unless otherwise provided in the articles of association.

A resolution of the shareholders meeting of New Parent passed with a majority of at least two-thirds of the votes represented and the absolute majority of the par value of shares represented is required for the following matters (for the complete list of matters requiring such majority, please see article 19 of the Proposed Articles of Association):

•  the amendment of the purpose of New Parent;

•  the increase of the share capital against contributions in kind or by offsetting against a receivable and the granting of special benefits;

amended by a special resolution passed by at least 90% of the outstanding EBAC Class B Common Stock voted.

EBAC may, by ordinary resolution, passed by a vote of a majority of the EBAC shares that are entitled to vote and vote in a general meeting:

•  increase its share capital;

•  consolidate and divide all or any of its share capital into shares of larger amount;

•  convert all or any of its paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination;

•  by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by EBAC’s amended and restated memorandum and articles of association or into shares without par value; and

•  cancel any shares that have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of shares so cancelled

•  the limitation or withdrawal of subscription rights;

•  the introduction of conditional capital, the creation of reserve capital pursuant to article 12 of the Swiss Banking Act or the introduction of a capital band;

•  the restriction of the transferability of registered shares;

•  the creation of shares with privileged voting rights;

•  the change of the registered office of New Parent;

•  the dissolution of New Parent; and

•  the merger, de-merger or conversion of New Parent (subject to mandatory law).

Number of Directors
EBAC’s amended and restated memorandum and articles of association provides that, unless otherwise determined by a vote of a majority of the EBAC shares issued and outstanding, the minimum number of directors shall be one.	The New Parent Board shall be composed of at least three and in the maximum of nine members who shall be elected for a tenure of one year.

Nomination and Election of Directors
EBAC’s amended and restated memorandum and articles of association provides that shareholders seeking to nominate candidates for election as directors of EBAC at the annual general meeting must deliver notice to the principal executive offices of EBAC not less than 120 calendar days before the date EBAC’s proxy statement is released to shareholders of EBAC in connection with the previous year’s annual general meeting or, if EBAC did not hold an annual general meeting the previous year or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the EBAC Board with such deadline being a reasonable time before EBAC begins to print and send its related proxy materials.	The members of the board of directors, the chairman of the board of directors and the members of the nomination and compensation committee are each elected individually and annually by the shareholders’ meeting. The term of office ends at the closing of the next ordinary shareholders’ meeting. Re-election is possible.

EBAC’s amended and restated memorandum and articles of association provides that, prior to the closing of an initial business combination, a vote of the majority of the EBAC Class B Common Stock outstanding will be required to appoint any person as director of EBAC. After the closing of an initial business combination, a vote of a majority of the shares outstanding will be required to appoint any person as director of EBAC. The directors of EBAC may appoint any person to be an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors.

Vacation and Removal of Directors

EBAC’s amended and restated memorandum and articles of association provides that the office of a director of EBAC may be vacated if:

•  he or she gives notice in writing to EBAC that he or she resigns the office of director of EBAC;

•  without special leave of absence from the other directors of EBAC, he or she is absent from three consecutive meetings of the board of directors and that such other directors pass a resolution that he or she has by reason of such absence vacated office;

•  he or she dies, becomes bankrupt or makes arrangement or composition with his or her creditors generally;

•  he or she is found to be or becomes of unsound mind; or

•  all of the other directors of EBAC (being not less than two in number) determine that he or she should be removed as a director of EBAC, either by a resolution passed by such other directors at a meeting of the directors duly convened and held in accordance with EBAC’s amended and restated memorandum and articles of association or by a resolution in writing signed by such other directors.

New Parent may remove, with or without cause, any director at any time with a resolution passed by a majority of the voting rights represented at a general meeting of shareholders where a proposal for such removal was properly set on the agenda.
EBAC’s amended and restated memorandum and articles of association provides that, prior to the closing of an initial business combination, a vote of the majority of the EBAC Class B Common Stock outstanding will be required to remove any person as director of EBAC. After the closing of an initial business combination, a vote of a majority of the shares outstanding will be required to remove any person as director of EBAC.

Filling of Board Vacancies
EBAC’s amended and restated memorandum and articles of association provides that the directors may appoint any person as director of EBAC to fill a vacancy.	The New Parent Board may not increase the size of the board of directors or fill any vacancies.

Remuneration of Directors
EBAC’s amended and restated memorandum and articles of association provides that the directors shall determine any amount of remuneration of the directors of EBAC, provided, that no remuneration shall be paid to any director prior to the consummation of an initial business combination.	Pursuant to the Swiss Code of Obligations, the general meeting of shareholders has the non-transferable right, amongst others, to vote separately and bindingly on the aggregate amount of compensation of the members of the board of directors, of the executive committee and, to the extent applicable, of any advisory boards.

Quorum and Actions the Board
EBAC’s amended and restated memorandum and articles of association provides that the affirmative vote by a majority of votes at a meeting of the directors of EBAC is an act by the EBAC Board. In the case of an equality of votes, the chairman shall have a second casting vote.	Subject to a different approval quorum provided for in the Proposed Articles of Association, the New Parent Board shall take its resolutions with the majority of the votes cast.

Special Meetings of the Board
EBAC’s amended and restated memorandum and articles of association provides that a director may, or any other officer of EBAC on the direction of a director shall, call a meeting of the directors by at least two days’ notice in writing to every director. Notice may be waived.	Each member of the New Parent Board may, by specifying the reasons, request the chairman of the board of directors to call a meeting.

Director Action by Written Consent
EBAC’s amended and restated memorandum and articles of association provides that a resolution in writing (in one or more counterparts) signed by all the directors of EBAC shall be valid and effectual as if it had been passed at a meeting of the EBAC Board.	The New Parent Board shall pass its resolutions in meetings or, provided that the proposal has been submitted to all members of the New Parent Board and no member has requested oral deliberation in a meeting, in telephone or video conferences or by circular resolution (including by email). A circular resolution requires the consent of the majority of all members of the New Parent Board.

Annual Shareholders’ Meetings

EBAC’s amended and restated memorandum and articles of association provides that all matters be determined by the vote of a majority of the votes cast by the shareholders present in person, participating by conference telephone or represented by proxy at the annual general meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, EBAC’s amended and restated memorandum and articles of association, the Cayman Companies Act or applicable stock exchange rules, a different vote is required, in which case such provision governs and controls the decision of such matter.

The ordinary shareholders’ meeting of New Parent shall be held annually within six months after the close of the business year.

EBAC’s amended and restated memorandum and articles of association does not require (unless required by applicable law) that EBAC hold an annual general meeting. An annual general meeting may be called by the EBAC Board at any time.

Extraordinary General Meetings
The amended and restated memorandum and articles of association provides that an extraordinary general meeting may be called by the EBAC Board at any time.	Extraordinary shareholders’ meetings of New Parent shall be called by resolution of the board of directors or the shareholders’ meeting or upon request of the auditors as well as in the cases provided by law.

Advance Notice Requirements for Shareholder Nominations and Other Proposals
The amended and restated memorandum and articles of association does not provide that shareholders shall have the ability to call general meetings.	One or several shareholders of New Parent that represent at least 5% of the share capital may request to convene a shareholders’ meeting.
EBAC’s amended and restated memorandum and articles of association provides that shareholders may seek to bring business before annual general meetings. Shareholders seeking to bring business at the annual general meeting must deliver notice to the principal executive offices of EBAC not less than 120 calendar days before the date EBAC’s proxy statement is released to shareholders of EBAC in connection with the previous year’s annual general meeting or, if EBAC did not hold an annual general meeting the previous year or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the EBAC Board with such deadline being a reasonable time before EBAC begins to print and send its related proxy materials.	Shareholders representing at least 0.5% of the share capital may request items to be put on the agenda, provided the request is made at least 70 calendar days in advance of the shareholders’ meeting concerned. Convocation requests and requests for inclusion of agenda items need to be submitted to the board of directors in written form, indicating the agenda items and proposals.

Notice and Record Date of General Meetings

EBAC’s amended and restated memorandum and articles of association requires that notice of a general meeting be given not less than five clear days before the date of the meeting. The notice must state: (i) the place, date and hour of the meeting and (ii) the general nature of the business to be conducted.

The EBAC Board may fix in advance or arrears a date as the record date for a determination of shareholders entitled to notice of, or to vote at any general meeting of the shareholders or any adjournment thereof.

Under Swiss law, notice convening the shareholders’ meeting must be given no later than 20 days before the date for which it is scheduled in the form prescribed by the Proposed Articles of Association.

The Proposed Articles of Association provide that not later than 20 days prior to the ordinary shareholders’ meeting, the annual report and the auditors’ report shall be made available for inspection at New Parent’s registered office. Shareholders shall be informed thereof in the convocation.

Shareholders representing at least 5% of the share capital or votes have the right to inspect New Parent’s books. The board of directors must grant the inspection insofar as it is necessary for the exercise of shareholders’ rights and the disclosure would not reveal confidential business secrets or infringe other protected interests. Upon inspection of the books, the shareholders may make notes.

Quorum and Actions
EBAC’s amended and restated memorandum and articles of association provides that business may only be transacted at a general meeting if a quorum is present, such quorum being one or more shareholders who together hold a majority of the shares entitled to vote as of the record date at such meeting.	Swiss law and the articles of association of New Parent do not provide for a quorum requirement.

Shareholder Action Without Meeting
EBAC’s amended and restated memorandum and articles of association provides that action of the shareholders may be taken by unanimous written consent in lieu of a meeting	Under Swiss law, shareholders may act by written consent, unless a shareholder requests oral deliberation.

Indemnification of Directors and Officers
EBAC’s amended and restated memorandum and articles of association provides that each director and officer of EBAC (which does not include auditors of EBAC) shall be indemnified against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions (other than such liability	The Proposed Articles of Association require New Parent to indemnify its directors and officers against losses and expenses, including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of or serving for New Parent. Certain limits apply, e.g., if such losses and expenses result

(if any) that they may incur by reason of their own actual fraud, willful neglect or willful default).

EBAC shall advance reasonable attorneys’ fees and other costs and expenses incurred in connection with the defense of any action, suit, proceeding or investigation involving such person for which indemnity will or could be sought.

from a grossly negligent breach of such director’s or officer’s fiduciary or other duties under Swiss law. A Swiss company may also purchase customary directors and officers liability insurance protection, with a view to protect its directors and officers in cases where it cannot or does not indemnify them.

Dissolution/Liquidation
EBAC’s amended and restated memorandum and articles of association provides that, in the event that EBAC does not consummate an initial business combination within the Combination Period, EBAC shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the shares issued in EBAC’s initial public offering, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding shares issued in EBAC’s initial public offering, which redemption will completely extinguish the rights of the holders of shares issued in such initial public offering (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of EBAC’s remaining shareholders and the EBAC Board, liquidate and dissolve, subject, in each case, to EBAC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

A dissolution of a Swiss stock corporation requires the approval by two-thirds of the voting rights represented at the respective general meeting of shareholders as well as the absolute majority of the par value of shares represented at such general meeting of shareholders. The Proposed Articles of Association may increase the voting thresholds required for such a resolution.

Dissolution by law or court order is possible if, for example, a corporation becomes bankrupt.

Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid up par value of shares held. The Proposed Articles of Association may provide for different form of distribution.

Rights of Inspection
EBAC’s amended and restated memorandum and articles of association provides that no shareholder who is not also a director shall have any right of inspecting any account or book or document of EBAC except as conferred by applicable Cayman Islands law or authorized by the EBAC Board or by EBAC in general meeting.

Any shareholder may inspect New Parent’s books and records if the general meeting of shareholders or the board of directors has granted authorization.

At shareholder meetings, any shareholder is entitled to information from the board of directors on the affairs of New Parent and from the external auditors on the methods and results of their audit, to the extent this is required for the exercise of shareholder rights and subject to New Parent’s business secrets or other interests warranting protection.

Derivative Shareholder Suits

EBAC’s Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) EBAC’s officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would likely be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•  a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•  the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•  those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against EBAC where the individual rights of such shareholder have been infringed or are about to be infringed.

A shareholder may bring a lawsuit for alleged violation of directors’ duties, either for damage caused to the shareholder itself or for damage caused to New Parent, subject to procedural requirements.

Outside the bankruptcy of New Parent, actions for damages of New Parent may only be for payment to New Parent and not the shareholders themselves.

Shareholders bringing lawsuit before Swiss courts may be obliged to advance, and finally bear, court costs and compensation for the defense.

They will generally bear the burden of proof, with no pre-trial discovery or similar procedures being available. If shareholders sue for damage caused to New Parent, any recovered damages will be paid to New Parent and not to the shareholders.

In addition, under Swiss law, any claims by New Parent’s shareholders against New Parent must be brought exclusively in the competent courts at the registered office of the Company in Switzerland (currently Zug, expected to be Lausanne within two months after the Acquisition Closing). Class actions and derivative actions as they may exist under U.S. law, are not available under Swiss law.

Anti-Takeover Provisions

Subject to the provisions of the Cayman Companies Act, EBAC’s amended and restated memorandum and articles of association and the rules of the Nasdaq, the directors of EBAC may allot, issue, grant options over or otherwise dispose of any unissued shares of EBAC (including fractions thereof) to such persons, at such times and on such terms and conditions as they may decide, provided that the directors may not allot, issue, grant options over or otherwise dispose of any unissued shares of EBAC (including fractions thereof) to the extent that it may affect the ability of EBAC to carry out a Class B Share Conversion (as defined in EBAC’s amended and restated memorandum and articles of association).

The EBAC Board may so deal with the unissued shares of EBAC with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital.

New Parent shareholders will not benefit from the protection afforded by certain provisions of Swiss law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control transaction. For example, Article 120 of the Swiss Financial Market Infrastructure Act and its implementing provisions require investors to disclose their interest in a company if they reach, exceed or fall below certain ownership thresholds. Similarly, the Swiss takeover regime imposes a duty on any person or group of persons who acquires more than one-third of a company’s voting rights to make a mandatory offer for all of the company’s listed equity securities. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers with equity securities listed in Switzerland, and because the New

EBAC may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or other securities in EBAC at such times and on such terms and conditions as the EBAC Board may decide.

Parent Shares will be listed exclusively on the Nasdaq Capital Market they will not be applicable to New Parent. Even though U.S. federal securities law will require investors to disclose their interest in New Parent if they reach, exceed or fall below certain ownership thresholds, the U.S. takeover regime in relation to mandatory offers does not apply either because New Parent is incorporated in Switzerland. Accordingly, New Parent’s ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change-of-control transaction may be limited. Therefore, New Parent’s shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the Acquisition Closing, New Parent will have up to 71,425,789 New Parent Shares authorized of which 47,617,193 New Parent Shares issued and outstanding, based on the assumptions set out elsewhere in this proxy statement/prospectus and assuming no shares of EBAC Common Stock are redeemed in connection with the Business Combination. In addition, New Parent is expected to have 4,403,294 New Parent Warrants issued and outstanding, with each New Parent Warrant exercisable for one New Parent Share at $11.50 per share. All of the New Parent Shares issued to the EBAC Shareholders in connection with the Business Combination will be freely transferable by persons other than by New Parent “affiliates” or EBAC’s “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the New Parent Shares in the public market could adversely affect prevailing market prices of the New Parent Shares. Prior to the Business Combination, there has been no public market for New Parent Shares. New Parent intends to apply for listing of the New Parent Shares and New Parent Warrants on the Nasdaq Capital Market, but New Parent cannot assure you that a regular trading market will develop in the New Parent Shares and New Parent Warrants.

Lock-Up Periods

On the Acquisition Closing Date, the Sponsor and certain shareholders of Oculis (the “RRA Holders”) and New Parent will enter into the Registration Rights and Lock-Up Agreement. The Registration Rights and Lock-Up Agreement will contain certain restrictions on transfer of New Parent Shares and other Registrable Securities (as defined therein) to be held by the RRA Holders immediately following the Acquisition Closing (the “Lock-Up Securities”). Such restrictions begin on the Acquisition Closing Date and end (i) with respect to the New Parent Shares held by the Oculis Shareholders party thereto upon the Acquisition Closing, 180 days from the Acquisition Closing, and (ii) with respect to the New Parent Shares held by Sponsor upon the Acquisition Closing, 270 days after the Acquisition Closing, in each case subject to earlier release if the New Parent Shares trade at or above a volume weighted average price of $15.00 for 20 trading days during any 30 trading day period commencing at least 150 days following the Acquisition Closing.

In addition, pursuant to the Non-Redemption Agreements, each EBAC shareholder signatory thereto has agreed to certain restrictions on transfer of their EBAC Common Stock (to become New Parent Shares following the Acquisition Closing) subject to such Non-Redemption Agreements during the period from the date of the Non-Redemption Agreements through the date that is 90 days after the Acquisition Closing Date.

Registration Rights

Subject to the lock-up periods described above, the RRA Holders are also entitled to registration rights pursuant to the terms of the Registration Rights and Lock-Up Agreement. Pursuant to the Registration Rights and Lock-Up Agreement, New Parent will agree to, within 30 business days of the Acquisition Closing, register for resale, by submitting to or filing with the SEC a registration statement for a shelf registration on Form F-1 or a registration statement for a shelf registration on Form F-3, all the Registrable Securities (as defined therein). The Registration Rights and Lock-Up Agreement also provides the RRA Holders with certain customary demand and piggy-back registration rights with respect to their New Parent Shares.

Pursuant to the terms of the Subscription Agreements, New Parent has agreed to file with the SEC, within 30 business days after the Acquisition Closing, a registration statement covering the resale of the PIPE Shares and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies New Parent that it will “review” the registration statement) following the Acquisition Closing Date and (ii) the tenth (10th) Business Day after the date New Parent is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. New Parent has also agreed to use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the third anniversary of the effectiveness of the registration statement, (ii) the date when the PIPE Investor has sold all of its Registrable Securities pursuant to the registration statement or Rule 144 and (iii) the date all Registrable Securities held by the PIPE Investor may be sold without restriction under Rule 144.

Rule 144

New Parent Shares and New Parent Warrants received in the Business Combination by persons who become affiliates of New Parent for purposes of Rule 144 under the Securities Act (“Rule 144”) may be resold by them only in transactions permitted by Rule 144 (when available, as further described below), or otherwise in accordance with the Securities Act. Persons who may be deemed affiliates of New Parent generally include individuals or entities that control, are controlled by or are under common control with, New Parent, including the directors and executive officers of New Parent, as well as its principal shareholders.

Pursuant to Rule 144, a person who has beneficially owned restricted New Parent Shares or New Parent Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Parent at the time of, or at any time during the three months preceding, a sale and (ii) New Parent is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as New Parent was required to file reports) preceding the sale. Persons who have beneficially owned restricted New Parent Shares or New Parent Warrants for at least six months but who are affiliates of New Parent at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	one percent (1%) of the total number of New Parent Shares then outstanding; or

•	the average weekly reported trading volume of the New Parent Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Parent under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Parent.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than current reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, although New Parent will be a new registrant, Rule 144 will not be available for the resale of New Parent Shares and New Parent Warrants until at least one year after New Parent has filed Form 10 type information with the SEC, which is expected to be filed no later than the Form 20-F filed with respect to the Acquisition Closing, subject to New Parent continuing to satisfy the Exchange Act reporting requirements described above.

EBAC anticipates that, following the consummation of the Business Combination, New Parent will no longer be a shell company and, as a result, following the one-year period described above, Rule 144 will become available for resale of New Parent Shares and New Parent Warrants, subject to New Parent continuing to satisfy the Exchange Act reporting requirements above.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of Oculis’ employees, consultants or advisors who purchases equity shares from New Parent in connection with a compensatory stock plan or other written agreement executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

EBAC Relationships and Related Party Transactions

Founder Shares

On January 18, 2021, the Sponsor paid $25,000 to cover certain offering and formation costs of EBAC in consideration for 2,875,000 Founder Shares. On March 15, 2021, EBAC effected a 6-for-5 share split, resulting in an aggregate of 3,450,000 Founder Shares issued and outstanding. The Sponsor previously transferred 50,000 Founder Shares to two of its independent directors prior to EBAC’s initial public offering and such securities would be worthless if a business combination is not consummated within the Combination Period.

EBAC Initial Shareholders and the other officers and directors of EBAC have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if EBAC fails to complete an initial business combination within the Combination Period and, in the event EBAC fails to complete an initial business combination within the Combination Period, the Founder Shares would have no value.

Private Placement Units

The Sponsor paid an aggregate of $4.55 million for its 455,096 Private Placement Units and such Private Placement Units (and the underlying securities) will expire worthless if a business combination is not consummated within the Combination Period. The Private Placement Units had an estimated aggregate value of $             based on the closing price of $             per unit on the Nasdaq Capital Market on             , 2023, the record date for the Extraordinary General Meeting.

Registration Rights and Lock-Up Agreement

In connection with the consummation of the Business Combination, New Parent will enter into the Registration Rights and Lock-Up Agreement with Sponsor and certain Oculis Shareholders. Pursuant to the Registration Rights and Lock-Up Agreement, Sponsor and such Oculis Shareholders may not transfer New Parent Shares (subject to certain exceptions) until: (i) with respect to the New Parent Shares held by the Oculis Shareholders party thereto upon the Acquisition Closing, 180 days from the Acquisition Closing, and (ii) with respect to the New Parent Shares held by Sponsor upon the Acquisition Closing, 270 days after the Acquisition Closing, in each case subject to earlier release if the New Parent Shares trade at or above a volume weighted average price of $15.00 for 20 trading days during any 30 trading day period commencing at least 150 days following the Acquisition Closing.

The Registration Rights and Lock-Up Agreement provides Sponsor and the Oculis Shareholders party thereto certain customary registration rights, including demand and piggyback registration rights, subject to customary requirements and conditions.

Administrative Services Agreement

EBAC entered into an agreement, commencing on March 18, 2021, to pay an affiliate of the Sponsor $20,000 per month for office space, secretarial and administrative services. As of October 17, 2022, such agreement has been terminated with no further payments or other obligations owed to such affiliate. As of                 , there were $                 fees payable to such affiliate.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Sponsor, EBAC and Oculis entered into the Sponsor Support Agreement, pursuant to which Sponsor agreed to, among other things, (i) vote to adopt and approve the Business Combination Agreement and the other documents contemplated thereby and the transactions contemplated thereby, (ii) not transfer its shares of EBAC Common Stock and EBAC Warrants, in each case, until the consummation of the Acquisition Closing (subject to certain customary exceptions), (iii) waive certain anti-dilution adjustments, and (iv) waive certain redemption rights.

Oculis’ Relationships and Related Party Transactions

Since January 1, 2019, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which Oculis was or is a party in which any of the members of its board of directors or executive officers, holders of more than 10% of any class of its voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the director and executive officer compensation and indemnification arrangements described elsewhere in this proxy statement/prospectus, including in the section entitled “Management of New Parent After the Business Combination,” and the transactions we describe below.

Director and Executive Officer Arrangements

Aside from standard employment agreements, there are no transactions between the directors and executive officers of Oculis on the one hand and Oculis on the other. The remuneration of the directors and executive officers (excluding non-executive directors), who are the key management personnel of Oculis, is described in the section entitled “Management of New Parent After the Business Combination”.

Indemnification Agreements

The Proposed Articles of Association provide that we will indemnify our directors and officers to the fullest extent permitted by Swiss law, subject to certain exceptions contained in our proposed constitution.

New Parent also intends to enter into indemnification agreements with each of its directors and executive officers. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Swiss law, subject to certain exceptions contained in those agreements.

Related Party Transaction Policy

Upon the Acquisition Closing, and consistent with Swiss law and the Proposed Articles of Association, New Parent intends to adopt a policy and procedures whereby its audit committee will be responsible for reviewing and approving related party transactions. In addition, New Parent’s Code of Business Conduct and Ethics will require that all of its employees and directors inform New Parent of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest, including any transaction that would require disclosure under Item 7 of Form 20-F.

Post-Business Combination Arrangements

In connection with the Business Combination, certain agreements were entered into or will be entered into pursuant to the Business Combination Agreement. The agreements described in this section, or forms of such agreements as they will be in effect substantially concurrently with the completion of the Business Combination, are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified by reference thereto. These agreements include:

•	Subscription Agreements (see the section entitled “Certain Agreements Related to the Business Combination — The Subscription Agreements” for details);

•	Convertible Loan Agreement (see the section entitled “Certain Agreements Related to the Business Combination — The Convertible Loan Agreement” for details);

•	Oculis Shareholders Support Agreements (see the section entitled “Certain Agreements Related to the Business Combination — The Oculis Shareholders Support Agreements” for details);

•	Sponsor Support Agreement (see the section entitled “Certain Agreements Related to the Business Combination — The Sponsor Support Agreement” for details);

•	Registration Rights and Lock-Up Agreement (see the section entitled “Certain Agreements Related to the Business Combination — The Registration Rights and Lock-Up Agreement” for details); and

•	Non-Redemption Agreements (see the section entitled “Certain Agreements Related to the Business Combination — The Non-Redemption Agreements” for details).

BENEFICIAL OWNERSHIP OF NEW PARENT SECURITIES

Security Ownership of Certain Beneficial Owners and Management of New Parent

The following table sets forth information regarding the beneficial ownership of EBAC Class A Common Stock as of October 31, 2022 and New Parent Shares immediately following consummation of the Business Combination by:

•	each person known by EBAC to be the beneficial owner of more than 5% of EBAC Class A Common Stock;

•	each of EBAC’s current executive officers and directors;

•	all of EBAC’s current executive officers and directors as a group;

•	each person expected by New Parent to be the beneficial owner of more than 5% of the outstanding New Parent Shares after the consummation of the Business Combination;

•	each person who is expected to become an executive officer or a director of New Parent upon consummation of the Business Combination; and

•	all of New Parent’s executive officers and directors following consummation of the Business Combination as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently fully exercisable or fully exercisable within 60 days of October 31, 2022.

Pursuant to EBAC’s amended and restated memorandum and articles of association, each share of EBAC Class A Common Stock entitles the holder to one vote per share. Pursuant to the New Parent Organization Documents, one New Parent Share will entitle the holder thereof to one vote.

The beneficial ownership of the EBAC Class A Common Stock prior to the Business Combination is based on 16,398,576 shares of EBAC Class A Common Stock outstanding as of October 31, 2022.

The expected beneficial ownership of New Parent Shares post-Business Combination assumes:

•	The issuance of an aggregate of 7,597,391 New Parent Shares to the PIPE Investors and Lenders under the Convertible Loan Agreement on the Acquisition Closing Date;

•

That 20,348,322 New Parent Shares are issued to Oculis Shareholders, not including any New Parent Shares that may be issuable pursuant to the exercise of Rollover Options (as defined in the Business Combination Agreement); and

•	No exercise of the 4,403,294 New Parent Warrants that will remain outstanding post-Business Combination.

The expected beneficial ownership of New Parent Shares post-Business Combination Assuming No Redemption in the table below has been determined based upon the following assumptions: (i) no public EBAC Shareholders exercise their redemption rights and (ii) that there will be 43,617,193 New Parent Shares outstanding. In computing the number of New Parent Shares beneficially owned by a person and the percentage ownership person, we deemed outstanding shares subject to options held by that person that are currently fully exercisable or fully exercisable within 60 days of October 31, 2022 to be outstanding. We did not deem these shares to be outstanding, however, for the purpose of computing the percentage ownership of any other person.

The expected beneficial ownership of New Parent Shares post-Business Combination Assuming Maximum Redemption in the table below has been determined based upon the following assumptions: (i) that all shares of EBAC Class A Common Stock, other than those committed through Non-Redemption Agreements, are redeemed for an aggregate payment of approximately $120.5 million (based on the estimated per share redemption price of approximately $10.052 per share based on the fair value of marketable securities held in the Trust Account as of September 30, 2022 of approximately $128.3 million) from the Trust Account and (ii) that there will be approximately 34,734,284 New Parent Shares outstanding immediately after the Acquisition Closing. Maximum redemption assumes that the Minimum EBAC Cash Condition will still be satisfied.

	Pre-Business Combination		After the Business Combination
			Assuming No Redemptions		Assuming Maximum Redemptions
Name of Beneficial Owner	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Shares	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Shares	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Shares
LSP Sponsor EBAC B.V.(1)	3,593,792	21.92%	2,796,618	6.41%	2,796,618	8.05%

EBAC Directors and Executive Officers Pre-Business Combination(2)(3):
Eduardo Bravo Fernandez de Araoz	—	—	—	—	—	—
Koen Sintnicolaas	—	—	—	—	—	—
Martijn Kleijwegt(1)	3,593,792	21.92%	2,796,618	6.41%	2,796,618	8.05%
Mark Wegter(1)	3,593,792	21.92%	2,796,618	6.41%	2,796,618	8.05%
Volkert Doeksen	25,000	*	25,000	*	25,000	*
Onno van de Stolpe	25,000	*	25,000	*	25,000	*
Mohammad Sohail Fazeli	—	—	—	—	—	—
All officers and directors as a group (7 individuals)	3,643,792	22.22%	2,846,618	6.53%	2,846,618	8.19%

Directors and Executive Officers of New Parent After Consummation of the Business Combination(2):
Riad Sherif, M.D.(4)	—	—	886,380	2.03%	886,380	2.55%
Sylvia Cheung(5)	—	—	136,186	*	136,186	*
Páll Ragnar Jóhannesson(6)	—	—	501,871	1.07%	501,871	1.34%
Christina Ackermann	—	—	—	—	—	—
Lionel Carnot	—	—	—	—	—	—
Pravin Dugel, M.D.	—	—	—	—	—	—
Martijn Kleijwegt(1)	3,593,792	21.92%	2,796,618	6.41%	2,796,618	8.05%
Geraldine O’Keeffe	—	—	—	—	—	—
Anthony Rosenberg(7)	—	—	97,539	*	97,539	*
All officers and directors as a group (9 individuals)	3,593,792	21.92%	4,385,271	9.99%	4,385,271	12.52%

Five Percent Holders of New Parent After Consummation of the Business Combination:
LSP 7 Coöperatief U.A.(8)	—	—	4,024,282	9.23%	4,024,282	11.58%
Certain funds managed by Pivotal Partners(9)	—	—	3,029,117	6.94%	3,029,117	8.71%
Brunnur vaxtarsjóður slhf.(10)	—	—	2,350,564	5.39%	2,350,564	6.76%
BEYEOTECH(11)	—	—	2,080,324	4.77%	2,080,324	5.98%
Novartis Bioventures Ltd.(12)	—	—	1,775,832	4.07%	1,775,832	5.11%

*	Less than one percent.
(1)	The shares reported above are held in the name of our sponsor. MRMJ Holding B.V., a Dutch limited liability company, is the majority owner of our sponsor and as such, MRMJ Holding B.V. has voting and investment discretion with respect to the shares held of record by our sponsor and may be deemed to have shared beneficial ownership of the shares held by our sponsor. René Kuijten, Joachim Rothe, Martijn Kleijwegt and Mark Wegter who are directors of MRMJ Holding B.V. have voting and investment discretion with respect to the shares owned by MRMJ Holding B.V. and may be deemed to have indirect shared beneficial ownership of the shares held by our sponsor. Mr. Kuijten, Mr. Rothe, Mr. Kleijwegt and Mr. Wegter each disclaim beneficial ownership over the founder shares except to the extent of their pecuniary interest therein.
(2)	Unless otherwise noted, the business address of each of the entities or individuals listed is EPFL Innovation Park Building D 1015 Lausanne, Switzerland.
(3)

Interests shown consist solely of Founder Shares. In connection with the Business Combination, such shares will automatically convert into New Parent Shares at the time of our initial business combination on a one-for-one basis, subject to adjustment.

(4)	Consists of 886,380 New Parent Shares to be issued in exchange for 768,424 ordinary shares of Oculis held prior to the Acquisition Closing Date.
(5)

Consists of (i) 67,408 New Parent Shares to be issued in exchange for 58,438 ordinary shares of Oculis held prior to the Acquisition Closing Date and (ii) 68,778 New Parent Shares issuable upon conversion of options to be granted to replace 59,625 Oculis share options, vested and fully exercisable within 60 days of October 31, 2022.

(6)

Consists of (i) 251,464 New Parent Shares to be issued to replace 218,000 ordinary shares of Oculis beneficially owned through Sjónarhóll fjárfestingar ehf., over which Mr. Jóhannesson has sole voting and dispositive power, prior to the Acquisition Closing Date and (ii) 250,407 New Parent Shares issuable upon conversion of options to be granted to replace 217,084 Oculis share options, vested and fully exercisable within 60 days of October 31, 2022.

(7)	Consists of 97,539 New Parent Shares to be issued in exchange for 84,559 ordinary shares of Oculis held prior to the Acquisition Closing Date.
(8)

Consists of (i) 3,789,600 PIPE Shares and (ii) 234,682 New Parent Shares to be issued in exchange for 197,745 preferred shares of Oculis held prior to the Acquisition Closing Date. LSP 7 Management B.V. is the sole director of LSP 7 Coöperatief UA. The managing directors of LSP 7 Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe. As such, LSP 7 Management B.V., Martijn Kleijwegt, Rene Kuijten and Joachim Rothe may be deemed to beneficially own the securities held of record by LSP 7 Coöperatief UA. Each of Mr. Kleijwegt, Mr. Kuijten and Mr. Rothe disclaims beneficial ownership of such shares. The business address of each of the entities and individuals identified in this footnote is Johannes Vermeerplein 9 1071 DV Amsterdam, Netherlands.

(9)

Consists of (i) 209,781 New Parent Shares to be issued upon conversion of the Convertible Loan Agreement held by Pivotal bioVenture partners Fund I, L.P. (“Pivotal”), (ii) 2,169,444 New Parent Shares to be issued in exchange for 1,576,657 preferred shares of Oculis held by Pivotal prior to the Acquisition Closing Date, (iii) 57, 219 New Parent Shares to be issued upon conversion of the Convertible Loan Agreement held by NFLS Beta Limited (“NFLS Beta”) and (iv) 592,673 New Parent Shares to be issued in exchange for 435,505 preferred shares of Oculis held by NFLS Beta prior to the Acquisition Closing Date. The general partner of Pivotal is Pivotal bioVenture Partners Fund I G.P., L.P. (“Pivotal GP”). The general partner of Pivotal GP is Pivotal bioVenture Partners Fund I U.G.P., Ltd (the “Ultimate General Partner”). Richard Coles, Peter Bisgaard and Vincent Sai Sing Cheung are directors of the Ultimate General Partner, and may, along with the Ultimate General Partner be deemed to have shared voting and investment control and power over the shares owned by Pivotal. Such persons disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein. The Ultimate General Partner is wholly owned by Pivotal Partners Ltd (“Pivotal Partners”). Pivotal Partners is wholly owned by Pivotal Life Sciences Holdings Limited (“Pivotal Life Sciences”). Pivotal Life Sciences is wholly owned by Nan Fung Life Sciences Holdings Limited (“Nan Fung Life Sciences”), and Nan Fung Life Sciences is wholly owned by NF Investment Holdings Limited (“NFIHL”). NFLS Beta is wholly owned by NFLS Platform Holdings Limited, which is wholly owned by Nan Fung Life Sciences. Nan Fung Life Sciences is wholly owned by

Nan Fung Group Holdings Limited (“NFGHL” and together with Pivotal, Pivotal GP, Ultimate General Partner, Pivotal Partners, Pivotal Life Sciences, Nan Fung Life Sciences and NFIHL, the “Pivotal Parties”). The members of the Executive Committee of NFGHL make voting and investment decisions with respect to shares of our common stock held by NFLS Beta. Kam Chung Leung, Frank Kai Shui Seto, Vincent Sai Sing Cheung, Pui Kuen Cheung, Vanessa Tih Lin Cheung, Meng Gao and Chun Wai Nelson Tang are the members of the Executive Committee of NFGHL. Such persons disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein. The Pivotal Parties share voting and dispositive power over the shares held by Pivotal. The business address of Pivotal, Pivotal GP, Ultimate General Partner, Pivotal Partners and Pivotal Life Sciences is 501 Second Street, Suite 200, San Francisco, CA 94107. The address of NFGHL is 23rd Floor, Nan Fung Tower, 88 Connaught Road Central and 173 Des Voeux Road Central, Central, Hong Kong. The address of NFIHL is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(10)

Consists of 2,350,564 New Parent Shares to be issued in exchange for 1,931,692 preferred shares of Oculis held prior to the Acquisition Closing Date. Voting and dispositive decisions require a majority vote of the directors of Brunnur vaxtarsjóður slhf., composed of three individuals, Guðbjörg Edda Eggertsdóttir, Hjörleifur Pálsson and Guðrún Tinna Ólafsdóttir, and, as such, each disclaim any beneficial ownership of any such shares, except to the extent of his or her pecuniary interest therein. The business address of Brunnur vaxtarsjóður slhf. is Borgartún 33, 105, 105 Reykjavík, Iceland.

(11)

Consists of 2,080,324 New Parent Shares to be issued in exchange for 1,635,339 preferred shares of Oculis held prior to the Acquisition Closing Date. Voting and dispositive decisions require a majority vote of the investment committee composed of six individuals, Zhi Yang, Robert Li, Vanessa Huang, Huacheng Wei, Maggie Chen, and Rachel Zhao, and, as such, each disclaim any beneficial ownership of any such shares, except to the extent of his or her pecuniary interest therein. The business address of BEYEOTECH is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(12)

Consists of (i) 255,000 PIPE Shares owned by Novartis Bioventures Ltd., (ii) 1,520,832 New Parent Shares to be issued in exchange for 1,102,245 preferred shares of Oculis held by Novartis Bioventures Ltd. prior to the Acquisition Closing Date and (iii) 405,329 New Parent Shares to be issued in exchange for 351,390 ordinary shares of Oculis held by Novartis Pharma AG prior to the Acquisition Closing Date. The foregoing shares are directly owned by Novartis Bioventures Ltd. and Novartis Pharma AG, respectively. Novartis Bioventures Ltd. and Novartis Pharma AG are each wholly-owned indirect subsidiaries of Novartis AG, which is an indirect beneficial owner of the reported securities. As the indirect parent of Novartis Bioventures, Ltd. and Novartis Pharma AG, Novartis AG shares voting and dispositive power over, and may be deemed to beneficially own, the reported securities. The business address of Novartis Bioventures Ltd., Novartis Pharma AG and Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

PRICE RANGE OF SECURITIES AND DIVIDENDS

EBAC

Price Range of EBAC Securities

EBAC Units, each of which consists of one share of EBAC Class A Common Stock and one-third of one EBAC Public Warrant, began trading on the Nasdaq Capital Market under the symbol “EBACU” on March 18, 2021. On May 4, 2021, EBAC announced that holders of its public units could elect to separately trade the EBAC Class A Common Stock and EBAC Redeemable Warrants commencing on May 6, 2021. On May 18, 2021, the EBAC Class A Common Stock and EBAC Redeemable Warrants began trading on the Nasdaq Capital Market under the symbols “EBAC” and “EBACW,” respectively.

On October 14, 2022, the trading date immediately before the public announcement of the Business Combination, the EBAC Units, EBAC Class A Common Stock and EBAC Public Warrants closed at $9.93, $9.92 and $0.12, respectively.

Dividends

EBAC has not paid any cash dividends on the EBAC Class A Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

Oculis

Price Range of Oculis Securities

Historical market price information regarding Oculis is not provided because Oculis is a privately held company and there is no public market for Oculis’ securities.

Dividends

Oculis has not paid any cash dividends on the Oculis ordinary shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. A contractual preferred right for an annual increase of the conversion ratio on certain Preferred Shares is reflected by a different conversion ratio for such Preferred Shares.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

The Business Combination Agreement

This section of this proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A hereto, and the summary below is included solely to provide investors with information regarding the terms of the Business Combination Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Business Combination Agreement was entered into by and between EBAC and Oculis on October 17, 2022 and contains representations and warranties by EBAC and Oculis, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Business Combination Agreement were made solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Business Combination Agreement, and in reviewing the representations, warranties and covenants contained in the Business Combination Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Business Combination Agreement to be characterizations of the actual state of facts or condition of EBAC, Oculis or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in public disclosures. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination. Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

General Structure of the Business Combination

The First Merger; Conversion of EBAC Capital Stock

At the First Merger Effective time, Merger Sub 1 will merge with and into EBAC, the separate entity existence of Merger Sub 1 will cease and EBAC will be the surviving company and a wholly owned subsidiary of New Parent. As part of the First Merger, (i) each share of EBAC Common Stock (including those held by the PIPE Investors) shall be automatically converted into one class of common stock of EBAC, as the surviving company of the First Merger, (ii) each EBAC Warrant outstanding immediately prior to the First Merger Effective time will be automatically converted into warrants of EBAC, as the surviving company of the First Merger and (iii) EBAC shall deposit, or cause to be deposited, with the Exchange Agent (held solely on behalf of the holders of EBAC Common Stock and EBAC Warrants) the Surviving EBAC Shares and Surviving EBAC Warrants on the terms, and subject to the conditions set forth in the Business Combination Agreement and in the Ancillary Agreements.

The Exchange Agent Contribution

On the day before the Acquisition Closing Date and following the First Merger Effective Time but prior to the Second Merger Effective Time, the Exchange Agent will contribute the Surviving EBAC Shares and Surviving EBAC Warrants to New Parent in exchange for (i) New Parent Shares and (ii) New Parent Warrants, in each case of (i) and (ii), to be held by the Exchange Agent solely on behalf of the holders of Surviving EBAC Shares and Surviving EBAC Warrants.

The Exchange Agent Distribution

In connection with the Exchange Agent Contribution, on the day before the Acquisition Closing Date and prior to the Second Merger Effective Time, the Exchange Agent will (i) undertake to distribute the New Parent Shares as part of the New Parent Interests Consideration to the holders of Surviving EBAC Shares and (ii) distribute the New Parent Warrants as part of the New Parent Interests Consideration to the holders of Surviving EBAC Warrants (the “Exchange Agent Contribution Actions”).

The Second Merger; Liquidation of Merger Sub 2

On the day before the Acquisition Closing Date and following the completion of the Exchange Agent Contribution Actions, at the Second Merger Effective Time, EBAC will merge with and into Merger Sub 2, the separate corporate existence of EBAC will cease and Merger Sub 2 will be the surviving company and remain a wholly owned subsidiary of New Parent. Following the Acquisition Closing, Merger Sub 2 shall be liquidated, and its assets shall be distributed to New Parent.

The Oculis Share Contribution

At approximately 10:00 a.m. Eastern Time on the Acquisition Closing Date, those Oculis Shareholders executing Oculis Shareholders Support Agreements and the exchange notice contemplated by the Business Combination Agreement shall effect the contribution to New Parent of all Company Share Capital held by such Oculis Shareholder free and clear of all liens (other than general restrictions on transfer under applicable securities laws or the articles of association of Oculis) in exchange for New Parent Shares (the number of New Parent Shares so issued, the “Company Consideration”) on the terms, and subject to the conditions set forth in the Business Combination Agreement and the Oculis Shareholders Support Agreements. All such contributing Oculis Shareholders shall have committed to undertake such steps, including the execution of a contribution agreement, as are necessary to effect the contribution of the full legal and beneficial ownership of the applicable Company Share Capital to New Parent. Any New Parent Shares to be issued as Company Consideration to the Oculis Shareholders shall be of the same class, with equal rights and privileges, as any New Parent Shares to be issued as part of the New Parent Interests Consideration to the EBAC Shareholders and PIPE Investors.

The Third Merger

Approximately 30 days after the Acquisition Closing Date, pursuant to a merger agreement to be entered into in accordance with the Business Combination Agreement, Oculis will merge with and into Merger Sub 3, the separate corporate existence of Oculis will cease and Merger Sub 3 will be the surviving company and remain a wholly owned subsidiary of New Parent.

New Parent Share Capital Increase

New Parent shall undertake all corporate steps required to increase its share capital to reflect the issuance of the New Parent Shares to be transferred to EBAC Shareholders, PIPE Investors and Oculis Shareholders (the “New Parent Share Capital Increase”), as described above. Unless otherwise agreed by New Parent and the relevant recipient of the New Parent Shares, all New Parent Shares shall be uncertificated, with record ownership reflected on the books and records of New Parent. Immediately following the New Parent Share Capital Increase, the Exchange Agent and the Oculis Shareholders shall hold all New Parent Shares, with the exception of any New Parent Shares held by New Parent as treasury shares, and immediately thereafter, the New Parent Shares as part of the New Parent Interests Consideration shall be delivered by the Exchange Agent to the EBAC Shareholders, including the PIPE Investors.

Conversion of EBAC Capital Stock. At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any other person, holders of EBAC capital stock shall have their respective equity interests converted as follows:

•

EBAC Units. Each EBAC Unit outstanding immediately prior to the First Merger Effective Time shall be automatically detached and the holder of such unit shall be deemed to hold one share of EBAC Class A Common Stock and one-third of an EBAC Warrant in accordance with the terms of the applicable EBAC Unit, which underlying shares of EBAC Class A Common Stock and EBAC Warrants shall be adjusted, if applicable, in accordance with the applicable terms of the Business Combination Agreement;

•

EBAC Capital Stock. Immediately following the separation of each EBAC Unit in accordance with the Business Combination Agreement and in connection with the First Merger, the shares of EBAC Common Stock will be automatically converted into the Surviving EBAC Shares, and in connection with such conversion, EBAC shall deposit, or cause to be deposited, each Surviving EBAC Share with the Exchange Agent (solely on behalf of the EBAC Shareholders, including the PIPE Investors). As of the First Merger Effective Time, each EBAC Shareholder shall cease to have any other rights in and to EBAC and each share of EBAC Class A Common Stock issued and outstanding immediately prior to the First Merger Effective Time shall automatically be cancelled and cease to exist;

•

Exchange of EBAC Warrants. Each EBAC Warrant outstanding immediately prior to the First Merger Effective Time shall, at the First Merger Effective Time, be automatically converted into the Surviving EBAC Warrants and such Surviving EBAC Warrants shall be deposited with the Exchange Agent (solely on behalf of the holders of EBAC Warrants) in exchange for the right of each holder of EBAC Warrants to receive New Parent Warrants pursuant to the Warrant Conversion on the terms, and subject to the conditions of, the Warrant Assumption Agreement. Each EBAC Warrant outstanding immediately prior to the First Merger Effective Time shall, at the First Merger Effective Time, cease to be a warrant with respect to EBAC Common Stock and shall be assumed by New Parent pursuant to the Warrant Assumption Agreement on substantially the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the EBAC Warrant Agreement (including any repurchase rights and cashless exercise provisions);

•	New Parent Shares Held by EBAC. The New Parent Shares held by EBAC shall be cancelled for no consideration immediately prior to the implementation of the Second Merger.

•

EBAC Treasury Stock. If there are any shares of EBAC Common Stock that are owned by EBAC as treasury stock or any EBAC Common Stock owned by any direct or indirect subsidiary of EBAC immediately prior to the First Merger Effective Time, such EBAC Common Stock (other than such shares of EBAC Class A Common Stock issued from treasury to the PIPE Investors) shall be cancelled and shall cease to exist without any conversion thereof or payment or any other consideration; and

•

EBAC Redeeming Shares. If there are any shares of EBAC Common Stock that are required to be redeemed pursuant to the EBAC Share Redemption, such EBAC Common Stock shall immediately prior to the First Merger Effective Time, be repurchased by EBAC into treasury in return for which the right shall be granted to receive the applicable EBAC Share Redemption Amount, subject to the Acquisition Closing being completed and on the terms and subject to the other conditions and limitations set forth in the Business Combination Agreement, EBAC’s amended and restated memorandum and articles of association, the Trust Agreement and this proxy statement/prospectus. The applicable EBAC Share Redemption Amount will, subject to all conditions to the Acquisition Closing being met, be paid by New Parent.

Consideration

Merger Consideration

The consideration payable to current Oculis equityholders in connection with the Business Combination will be comprised of New Parent Shares. Each New Parent Share shall entitle the holder thereof to one vote and such holder will be entitled to receive dividends if and when declared. The aggregate value of the consideration of

New Parent Shares payable to existing Oculis equityholders, without considering the Earnout Consideration (as defined below) equals $208,000,000 (subject to certain adjustments) (valuing each New Parent Share at $10.00 per share). Additionally, all unexercised Oculis options will be assumed by New Parent and converted into options to purchase New Parent Shares.

Earnout Consideration

In addition to the consideration described above, Oculis Shareholders will also be entitled to receive at the Acquisition Closing additional consideration in the form of an earnout of, collectively, 4,000,000 Earnout Shares and Earnout Options, which will initially be unvested and will be subject to forfeiture, on the terms and subject to the conditions set forth in the Business Combination Agreement. The Earnout Consist will consist of three tranches of Earnout Shares, as follows (in the case of each tranche, minus any Earnout Options granted to replace vested options to purchase shares of Oculis common stock): (i) 1,500,000 shares, (ii) 1,500,000 shares, and (iii) 1,000,000 shares, vesting based on achievement of post-closing share price targets of New Parent of $15.00, $20.00 and $25.00, respectively, in each case for any 20 trading days within any 30 trading day period during the Earnout Period. The achievement metrics described above are also deemed to be achieved if there is a Change of Control (as defined in the Business Combination Agreement) (to the extent an applicable share price target has not already occurred) during the Earnout Period. The Earnout Shares shall not be entitled to vote on matters submitted to the holders of New Parent Shares for approval or be entitled to receive dividends or distributions in respect of the New Parent Shares, if any, until such Earnout Shares vest. The Earnout Shares that have not vested by the end of the Earnout Period shall, automatically be forfeited and cancelled for no consideration.

Sponsor EBAC Class B Common Stock Forfeiture

The Sponsor has agreed to forfeit 727,096 of its shares of EBAC Class B Common Stock for no consideration, contingent upon the consummation of the Acquisition Closing. Furthermore, if as of the Acquisition Closing Date (i) the amount of cash available in the Trust Account following the Extraordinary General Meeting (after deducting the EBAC Share Redemption Amount but before payment of any transaction expenses of Oculis and EBAC), plus (ii) the PIPE Investment Amount actually received by New Parent (or other financing, including through a convertible loan, in connection with the Acquisition Transactions) prior to or substantially concurrently with the Acquisition Closing from a PIPE Investor or certain other investor that in either case has been introduced to Oculis following the date of the Business Combination Agreement by the Sponsor or its affiliates, is less than $25,500,000, then the Sponsor will forfeit for no consideration an additional number of EBAC Class B Common Stock (the “Additional At-Risk Shares”) proportional to the available cash relative to the $25,500,000 threshold (up to a maximum of 1,594,348 Additional At-Risk Shares forfeited); provided that such amount may be reduced by the number of Additional At-Risk Shares transferred by the Sponsor to EBAC Shareholders in connection with executing a Non-Redemption Agreement or similar arrangement after the date of the Business Combination Agreement; provided further that, the number of shares transferred to any such shareholder does not exceed 10% of the number of EBAC Class A Common Stock owned by such shareholder as of the date of such Non-Redemption Agreement or similar arrangement.

Closing and Effective Time of the Business Combination

Closings. Subject to the satisfaction or waiver of all of the conditions set forth in the Business Combination Agreement, and provided that the Business Combination Agreement has not been terminated pursuant to its terms, on the Acquisition Closing Date, the parties to the Business Combination Agreement shall cause the First Merger and Second Merger to be consummated by filing with the Cayman Registrar of Companies certain plans of merger, duly executed and completed in accordance with the relevant provisions of the Cayman Companies Act.

On the Acquisition Closing Date, the transferring Oculis Shareholders and New Parent shall consummate the Oculis Share Contribution.

The New Parent Share Capital Increase shall be made prior to the consummation of the Second Merger.

On the next business day (unless otherwise agreed between EBAC and Oculis) following the date which is three business days after the date on which all of the conditions set forth in the Business Combination Agreement have been satisfied or waived, or such other time and place as EBAC and Oculis mutually agree in writing, the Acquisition Closing shall take place electronically through the exchange of documents via email.

As of the date of this proxy statement/prospectus, the parties expect that the Business Combination will be effective during the first half of 2023. However, there can be no assurances as to when or if the Business Combination will occur.

If the Business Combination is not completed by March 18, 2023 (the “Agreement End Date”), the Business Combination Agreement may be terminated by either EBAC or Oculis; provided, that if an Extension Proposal (as defined below) shall be approved at an Extension Shareholders’ Meeting (as defined below), then the Agreement End Date shall be the last day of the extended time period for EBAC to consummate a business combination. A party may not terminate the Business Combination Agreement pursuant to the provision described in this paragraph if the party seeking to terminate the Business Combination Agreement is in breach of its obligations set forth therein on the Agreement End Date. Please see the section entitled “—The Business Combination Agreement—Termination.”

Covenants and Agreements

Oculis’ Conduct of Businesses Prior to the Completion of the Business Combination.

Oculis has agreed that, from the date of the Business Combination Agreement through the earlier of the Acquisition Closing or the valid termination of the Business Combination Agreement pursuant to its terms (the “Interim Period”), it will, and will cause its subsidiaries to, use commercially reasonable efforts to (i) operate its business in the ordinary course of business consistent with past practice, and (ii) preserve intact the present business organization, retain the current officers, and preserve the relationships with key suppliers and customers (if applicable), in each case, except as otherwise provided explicitly in the Business Combination Agreement or any of the Ancillary Agreements, as required by law (including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any similar law, mandate, directive, guidelines or recommendations by any governmental authority in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (“COVID-19 Measures”)), for any reasonable action or inaction, including the establishment of any policy, procedure or protocol, by Oculis and its subsidiaries that Oculis determines in its reasonable discretion is necessary, advisable or prudent in connection with (A) mitigating the adverse effects of COVID-19 or applicable COVID-19 Measures, (B) ensuring compliance by Oculis and its subsidiaries with COVID-19 Measures applicable to any of them and/or (C) in respect of COVID-19, protecting the health and safety of employees or other persons with whom Oculis and its subsidiaries and their personnel come into contact with during the course of business operations, with EBAC’s written consent (which may not be unreasonably conditioned, withheld, delayed or denied) or as set forth in the Oculis Disclosure Letter to the Business Combination Agreement.

In addition to the general covenants above, Oculis has agreed that prior to the Acquisition Closing, subject to specified exceptions, it will not, and will cause its subsidiaries not to, without the written consent of EBAC (which may not be unreasonably conditioned, withheld, delayed or denied):

•

change or amend the certificate of incorporation, bylaws or other organizational documents of Oculis or any of its subsidiaries in a manner adverse in any material respect to EBAC, New Parent, Merger Sub 1, Merger Sub 2 or Merger Sub 3;

•	make or declare any dividend or distribution to its equityholders or make any other distributions in respect of any Company Share Capital (as defined in the Business Combination Agreement) or the equity securities of Oculis or any of its subsidiaries (other than any dividends or distributions between or among Oculis and any of its subsidiaries);

•

split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of Oculis and any of its subsidiaries’ capital stock or equity securities, except with respect to any split, combination, reclassification or recapitalization of any shares or series of any subsidiary of Oculis’ capital stock or equity securities, in a manner not adverse in any material respect to Oculis or any of its subsidiaries;

•

purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity securities of Oculis or any of its subsidiaries, except for (i) the acquisition by Oculis or any of its subsidiaries of any shares of capital stock, membership interests or other equity securities of Oculis or its subsidiaries, or (ii) transactions between Oculis and any wholly owned subsidiary of Oculis or between its wholly owned subsidiaries;

•

acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

•

sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of Oculis or its subsidiaries, except for (i) dispositions of obsolete or worthless equipment, (ii) transactions among Oculis and its subsidiaries or among its subsidiaries, (iii) transactions in the ordinary course of business consistent with past practice, or (iv) transactions involving assets or properties that are sold, assigned, transferred, conveyed, leased or otherwise disposed of at or above fair market value (as reasonably determined by EBAC) and that in the aggregate generate less than 5% of the consolidated EBITDA of Oculis and its subsidiaries for the most recent four completed consecutive fiscal quarters ending prior to the consummation of such transaction;

•

(i) issue or sell any debt securities of Oculis or any of its subsidiaries or otherwise incur or assume any indebtedness, or (ii) guarantee any indebtedness of another person, in each case, except (a) in the ordinary course of business consistent with past practice or (b) for the issuance, sale, or incurrence of debt securities or indebtedness used to refinance existing indebtedness;

•

(i) fail to timely pay all material taxes that become due and payable, (ii) make, change or revoke any election in respect of material taxes, (iii) adopt or request permission of any governmental authority to change any material method of accounting in respect of taxes, (iv) settle or compromise any material tax liability, (v) enter into any material agreement in respect of taxes with a governmental authority, (vi) enter into any tax sharing agreement (other than any such agreement solely among Oculis and its subsidiaries and customary commercial contracts entered into in the ordinary course of business not primarily related to taxes) or (vii) amend, modify or otherwise change in a material respect any filed tax return unless required by applicable Law, or (viii) consent to any extension or waiver of the statute of limitations regarding any material amount of taxes;

•

take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent, impair or impede the Intended Tax Treatment (as defined in the Business Combination Agreement);

•

(i) issue, sell, or otherwise dispose of any existing or additional shares of Oculis share capital or securities exercisable for or convertible into shares of Oculis share capital, other than (a) in respect of the PIPE Investment, including for the avoidance of doubt, the issuance of New Parent Shares, warrants or other securities pursuant to a Subscription Agreement or an Additional Subscription Agreement or (b) in connection with the exercise of Oculis options outstanding on the date of the Business Combination Agreement or (ii) grant any Oculis options or other equity or equity-based compensation;

•	except (i) as required under the existing terms of any Company Benefit Plan (as defined in the Business Combination Agreement), as in effect on the date signing of the Business Combination Agreement,

(ii) as required by Business Combination Agreement, (iii) as required by any applicable law or (iv) in the ordinary course of business consistent with past practice, (a) adopt, enter into, terminate or materially amend or modify any material Company Benefit Plan, (b) increase the compensation payable to any Oculis service provider, (c) accelerate any payment, right to payment, vesting or benefit, or the funding of any payment, right to payment, vesting or benefit, payable or to become payable to any service provider or (d) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any Oculis service provider;

•

adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Oculis or any of its subsidiaries (other than the Acquisition Transactions);

•	terminate without replacement or fail to use commercially reasonable efforts to maintain any license material to the conduct of the business of Oculis and its subsidiaries, taken as a whole;

•	enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any affiliate agreements, other than as required by law;

•

sell, assign, transfer, abandon, permit to lapse, dispose of, license, sublicense, modify, terminate, create or incur any lien on, or otherwise fail to take any action necessary to maintain, enforce or protect, any intellectual property of Oculis, other than granting non-exclusive licenses in the ordinary course of business consistent with past practice; or

•	enter into any agreement to do any action prohibited by any of the foregoing paragraphs.

EBAC’s Conduct of Businesses Prior to the Completion of the Business Combination.

EBAC has agreed that from the date of the Business Combination Agreement through the earlier of the Acquisition Closing or the valid termination of the Business Combination Agreement pursuant to its terms, subject to specified exceptions, it will not, and will cause its subsidiaries not to, without the written consent of Oculis (which may not be unreasonably conditioned, withheld, delayed or denied):

•

change, modify, amend or terminate (or seek any approval from the EBAC Shareholders to) the Trust Agreement, the Subscription Agreements, the Non-Redemption Agreements or the governing documents of EBAC, except as contemplated by the Transaction Proposals or Extension Proposal;

•	withdraw any funds from the Trust Account, other than as permitted by the Trust Agreement;

•

except as contemplated by the Transaction Proposals (including any adjustment made with respect to the New Parent Warrants in the Warrant Conversion), (i) make or declare any dividend or distribution to the shareholders of EBAC or make any other distributions in respect of any of EBAC’s capital stock, share capital or equity interests, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of EBAC’s capital stock or equity interests, or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of EBAC, other than a redemption of shares of EBAC Class A Common Stock made as part of the EBAC Share Redemptions;

•

enter into, renew or amend in any material respect, any transaction or contract with an affiliate of EBAC (including, for the avoidance of doubt, (i) the Sponsor and (ii) any person or entity in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

•

(i) fail to timely pay all material taxes that become due and payable, (ii) make, change or revoke any election in respect of material taxes, (iii) adopt or request permission of any governmental authority to change any material method of accounting in respect of taxes, (iv) settle or compromise any material tax liability, (v) enter into any material agreement in respect of taxes with a governmental authority, (vi) enter into any tax sharing agreement (other than customary commercial contracts entered into in the ordinary course of business not primarily related to taxes) or (vii) amend, modify or otherwise change in a material respect any filed tax return unless required by applicable law, or (viii) consent to any extension or waiver of the statute of limitations regarding any material amount of taxes;

•	take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

•

issue or sell any debt securities or warrants or other rights to acquire any debt securities of EBAC or otherwise incur or assume any indebtedness, or guarantee any indebtedness of another person or entity, other than (i) fees and expenses incurred in support of the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements, (ii) any adjustment made with respect to the New Parent Warrants in the Warrant Conversion or (iii) in support of the ordinary course operations of EBAC (which the parties agree shall include any indebtedness in respect of any working capital loan incurred in the ordinary course of business, on the terms and subject to the conditions set forth in the Business Combination Agreement);

•

(i) issue any securities of EBAC or securities exercisable for or convertible into EBAC securities, other than (a) in respect of the PIPE Investment, including for the avoidance of doubt, EBAC Class A Common Stock, warrants or other securities pursuant to an Additional Subscription Agreement and (b) to effect a transfer or agreement to transfer (which may be effectuated as a forfeiture to EBAC and reissuance by EBAC) of EBAC Class A Common Stock or EBAC Class B Common Stock by Sponsor to an investor pursuant to a Subscription Agreement or an Additional Subscription Agreement, in the case of an Additional Subscription Agreement, entered into with the prior written consent of Oculis, not to be unreasonably withheld, conditioned or delayed, (ii) grant any options, warrants or other equity-based awards with respect to EBAC securities not outstanding on the date of the Business Combination Agreement, except as provided for in (a) and (b) above, or (iii) amend, modify or waive any of the material terms or rights set forth in any EBAC Warrant or the EBAC Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein except for any adjustment made with respect to the New Parent Warrants in the Warrant Conversion;

•

acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

•	adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•

change its methods of accounting in any material respect, other than changes that are required by any securities law or any order, directive, guideline, recommendation, statement, comment or guidance issued, passed, approved, published, promulgated or released by, the SEC, following reasonable prior consultation with Oculis;

•

incur Working Capital Loans other than the incurrence of Working Capital Loans such that the aggregate outstanding Working Capital Loans (including those incurred prior to the date of the Business Combination Agreement) do not exceed $1,000,000 in the aggregate after such incurrence; or

•	enter into any agreement to do any action prohibited under the foregoing.

Additionally, during the Interim Period, EBAC shall use commercially reasonable efforts to materially comply with, and continue materially performing under, as applicable, the Trust Agreement and all other agreements or contracts to which EBAC may be a party.

Regulatory Approvals

Oculis and EBAC have agreed to each use commercially reasonable efforts to obtain all governmental authorizations required to be obtained in order to consummate the Business Combination; provided that in no event shall New Parent, EBAC, Merger Sub 1, Merger Sub 2, Merger Sub 3, Oculis or its subsidiaries be obligated to bear any material expense, pay any material fee or grant any material concession in connection with obtaining any such approvals (other than any required filing fees in connection therewith); provided, however, that each party shall bear its out-of-pocket costs and expenses in connection with the preparation of such approvals. Oculis and EBAC will each promptly inform the other of any substantive communication between itself and any governmental authority regarding any of the transactions contemplated by the Business Combination Agreement.

The parties to the Business Combination Agreement, and their affiliates, have further agreed not to enter into any agreement with any governmental authority not to consummate the transactions contemplated by the Business Combination Agreement, except with the prior consent of the other parties.

Further, none of the parties or their affiliates shall be obligated to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of Oculis or any of its subsidiaries or any entity, facility or asset of the parties to the Business Combination Agreement or any of their affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements.

Without limiting any of the foregoing, Oculis shall have the right to direct, devise and implement the strategy with respect to obtaining governmental authorizations in accordance with the applicable provisions of the Business Combination Agreement; provided Oculis provides EBAC prompt notice of material communications and developments with respect to such process; provided, further, that Oculis shall not be permitted to consent to any action, omission, undertaking, commitment or agreement with any governmental authority to the extent that such action, omission, undertaking, commitment or agreement requires any action, omission, commitment, undertaking or agreement by EBAC or its affiliates without EBAC’s prior written consent.

From and after the date of the Business Combination Agreement until the earlier of the Acquisition Closing or valid termination of the Business Combination Agreement in accordance with its terms, the parties to the Business Combination Agreement shall give counsel for the other parties a reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with any proposed material written communication to any governmental authority relating to the transactions contemplated by the Business Combination Agreement, including in respect of any tax rulings related thereto. The parties have agreed not to participate in any substantive meeting or discussion with any governmental authority in connection with the transactions contemplated by the Business Combination Agreement, including in respect of any tax rulings related thereto, unless, to the extent not prohibited by such governmental authority, it consults with the other parties in advance. Each of the parties shall use commercially reasonable efforts to provide (or use commercially reasonable efforts to cause its affiliates to provide) to the other parties reasonable information or documents in such party’s possession and within its control as are necessary or required for the preparation of any filings, notifications or submissions in connection with all governmental authorizations required to be obtained in connection with the Business Combination. Notwithstanding the foregoing, any materials shared may be redacted before being provided (i) to remove references concerning the valuation of Oculis, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to avoid disclosure of other competitively sensitive information or to address reasonable privilege or confidentiality concerns.

Financing

Each of Oculis, New Parent and EBAC have agreed to, and each of them have agreed to cause its respective subsidiaries and affiliates (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, prior to the Acquisition Closing, reasonably cooperate in a timely manner in connection with the PIPE Investment or any other financing arrangement the parties may mutually agree to seek in connection with the transactions contemplated by the Business Combination

Agreement (it being understood and agreed that the consummation of any such financing by Oculis, New Parent and EBAC shall be subject to the parties’ mutual agreement), including (i) by providing such information and assistance as the other party may reasonably request, (ii) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of Oculis and its subsidiaries at reasonable times and locations) and (iv) taking, or to causing to be taken, all actions required, necessary or advisable to consummate such financing transactions, including using commercially reasonable efforts to enforce its rights under any Subscription Agreement or Additional Subscription Agreement.

Proxy Solicitation

EBAC, New Parent and Oculis agreed to include provisions in this proxy statement/prospectus and to take reasonable action related thereto, with respect to (i) the Business Combination Proposal, (ii) the Merger Proposal, (iii) the Adjournment Proposal and (iv) approval of any other proposals required by applicable securities laws or Nasdaq listing rules or reasonably agreed by EBAC and Oculis to be necessary or appropriate in connection with the transactions contemplated by the Business Combination Agreement (the “Additional Proposal” and together with the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal, the “Transaction Proposals”). Without the prior written consent of Oculis, the Transaction Proposals shall be the only matters (other than procedural matters) which EBAC shall propose to be voted on by its shareholders at the Extraordinary General Meeting.

EBAC has agreed to use commercially reasonable efforts to, as promptly as practicable after this proxy statement/prospectus is declared effective under the Securities Act, (i) duly call, give notice of, convene and hold the Extraordinary General Meeting, (ii) cause this proxy statement/prospectus to be disseminated to EBAC Shareholders in compliance with applicable law and (iii) solicit proxies from the holders of EBAC Common Stock to vote in accordance with the recommendation of the EBAC Board with respect to each of the Transaction Proposals.

EBAC has agreed, through the EBAC Board, to recommend to its shareholders that they approve the Transaction Proposals (the “EBAC Board Recommendation”) and shall include the EBAC Board Recommendation in this proxy statement/prospectus. The EBAC Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the EBAC Board Recommendation (together with any withdrawal, amendment, qualification or modification of its recommendation to the shareholders of EBAC described in the Business Combination Agreement, a “Modification in Recommendation”), provided that the EBAC Board may make a Modification in Recommendation prior to receipt of the EBAC Shareholder Approval if, and only if, the EBAC Board determines in consultation with EBAC’s outside legal counsel that failure to make a Modification in Recommendation would be inconsistent with the fiduciary duties of the EBAC Board under applicable laws, provided, further, that the EBAC Board shall not be entitled to make, or agree or resolve to make, a Modification in Recommendation unless (i) EBAC has provided Oculis with a written notice (a “Modification in Recommendation Notice”) advising Oculis that the EBAC Board proposes to take such action and containing the material facts underlying the EBAC Board’s determination that a Modification in Recommendation is required (in each case, it being acknowledged that such Modification in Recommendation Notice shall not itself constitute a breach of the Business Combination Agreement), and (ii) at or after 5:00 p.m. on the fourth Business Day immediately following the day on which EBAC delivered the Modification in Recommendation Notice (such period from the time the Modification in Recommendation Notice is provided until 5:00 p.m. on the fourth Business Day immediately following the day on which EBAC delivered the Modification in Recommendation Notice (the “Modification in Recommendation Notice Period”)), the EBAC Board reaffirms in good faith (after consultation with its outside counsel) that the failure to make a EBAC Modification in Recommendation would be inconsistent with its fiduciary duties under applicable law. If requested by Oculis, EBAC will, and will use its reasonable best efforts to cause its representatives to, during the Modification in Recommendation Notice Period, engage in good faith negotiations with Oculis and its representatives to make such adjustments to the terms and conditions of the Business Combination Agreement so as to obviate the need for a Modification in Recommendation. EBAC’s obligations under the Business Combination Agreement to call and hold the Extraordinary General Meeting with respect to all Transaction Proposals shall not be affected by any Modification in Recommendation. For the avoidance of doubt, in the event of a Modification in Recommendation, EBAC shall continue to submit the Business Combination Agreement to the EBAC Shareholders for approval at the Extraordinary General Meeting unless the Business Combination Agreement shall have been terminated in accordance with its terms prior to the Extraordinary General Meeting.

EBAC may postpone the Extraordinary General Meeting, or adjourn the Extraordinary General Meeting opened in accordance with its governing documents, on one or more occasions for up to 20 business days in the aggregate after the date for which the Extraordinary General Meeting was originally scheduled upon the good faith determination by the EBAC Board that such postponement or adjournment, as the case may be, is necessary to (i) solicit additional proxies to obtain the approval of EBAC Shareholders, (ii) obtain a quorum if one is not present at any then scheduled Extraordinary General Meeting, (iii) ensure that any supplement or amendment to this proxy statement/prospectus that is required by applicable law is provided to the its shareholders with adequate time for review prior to the Extraordinary General Meeting, or (iv) otherwise take actions consistent with EBAC’s obligations under the Business Combination Agreement.

No Solicitation

From the date of the Business Combination Agreement until the Acquisition Closing Date or, if earlier, the termination of the Business Combination Agreement in accordance with its terms, Oculis and its subsidiaries shall not, and Oculis shall instruct and use its commercially reasonable efforts to cause its representatives, not to:

•

initiate any negotiations with any person with respect to, or provide any non-public information or data concerning Oculis or any of its subsidiaries to any person relating to, an Acquisition Proposal or afford to any person access to the business, properties, assets or personnel of Oculis or any of its subsidiaries in connection with an Acquisition Proposal;

•

enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal;

•	grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state relating to an Acquisition Proposal; or

•	otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make an Acquisition Proposal.

Additionally, from and after the date of the Business Combination Agreement, Oculis shall, and shall instruct its subsidiaries, officers, directors and representatives acting on its behalf or on behalf of its subsidiaries (as applicable) to, immediately cease and terminate all discussions and negotiations with any persons that may be ongoing with respect to any Acquisition Proposal (other than the parties to the Business Combination Agreement and their respective representatives).

As used in the Business Combination Agreement, “Acquisition Proposal” means, with respect to Oculis and its subsidiaries, other than the transactions contemplated by the Business Combination Agreement and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to:

•

any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of Oculis and its subsidiaries or (ii) 15% or more of any class of equity or voting securities of (a) Oculis or (b) one or more of its subsidiaries holding assets or producing revenue constituting, individually or in the aggregate, 15% or more of the consolidated assets or revenue of Oculis and its subsidiaries;

•

any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person or entity beneficially owning 15% or more of any class of equity or voting securities of (i) Oculis or (ii) one or more of its subsidiaries holding assets or producing revenue constituting, individually or in the aggregate, 15% or more of the consolidated assets or revenue of Oculis and its subsidiaries; or

•

a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of (i) Oculis or (ii) one or more of its subsidiaries holding assets or producing revenue constituting, individually or in the aggregate, 15% or more of the consolidated assets or revenue of Oculis and its subsidiaries.

EBAC Exclusivity

From the date of the Business Combination Agreement until the Acquisition Closing Date or, if earlier, the valid termination of the Business Combination Agreement, in accordance with the Business Combination Agreement, EBAC and its subsidiaries shall not, and EBAC shall instruct its and their representatives acting on its and their behalf, not to:

•	make any proposal or offer that constitutes a Business Combination Proposal;

•	initiate any discussions or negotiations with any person with respect to a Business Combination Proposal;

•

enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal; or

•	otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make a Business Combination Proposal.

Additionally, from and after the date of the Business Combination Agreement, EBAC shall, and shall instruct and cause its officers and directors and representatives acting on its behalf, its subsidiaries and their respective representatives (acting on their behalf) to, immediately cease and terminate all discussions and negotiations with any persons that may be ongoing with respect to a Business Combination Proposal (other than Oculis and its representatives).

As used in the Business Combination Agreement, “Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated by the Business Combination Agreement), relating to a Business Combination.

Directors and Officers Indemnification and Insurance

The parties to the Business Combination Agreement have agreed that (i) all rights to indemnification or exculpation now existing in favor of past or present directors, officers, members, managers and employees of EBAC, as provided in EBAC’s amended and restated memorandum and articles of association or otherwise in effect as of the Acquisition Closing Date, in either case, solely with respect to any matters occurring on or prior to the Acquisition Closing, shall survive the transactions contemplated by the Business Combination Agreement and shall continue in full force and effect from and after the Acquisition Closing for a period of six years and (ii) New Parent will perform and discharge all obligations to provide such indemnity and exculpation during such six-year period. To the maximum extent permitted by applicable law, during such six-year period, New Parent shall advance expenses in connection with such indemnification as provided in EBAC’s amended and restated memorandum and articles of association or other applicable agreements. The indemnification and liability limitation or exculpation provisions of EBAC’s amended and restated memorandum and articles of association or other applicable agreements shall not, during such six-year period, be amended, repealed or otherwise modified after the Acquisition Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Acquisition Closing or at any time prior to the Acquisition Closing, were or are directors, officers, members, managers or employees of EBAC (each, an “EBAC D&O Person”) to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Acquisition Closing and relating to the fact that such EBAC D&O Person was a director, officer, member, manager or employee of EBAC at or prior to the Acquisition Closing, unless such amendment, repeal or other modification is required by applicable law. However, New Parent shall not have any obligation to any EBAC D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such EBAC D&O Person in the manner contemplated in the Business combination Agreement is prohibited by applicable law.

At or prior to the Acquisition Closing, New Parent shall purchase, and maintain in effect for a period of six years after the Acquisition Closing Date, without lapses in coverage, a “tail” insurance policy(ies) providing directors’ and officers’ liability and fiduciary liability insurance coverage for the benefit of those persons who are covered by any comparable insurance policy(ies) of EBAC as of the date of the Business Combination Agreement with respect to matters occurring on or prior to the Acquisition Closing. Such “tail” insurance policy(ies) shall provide coverage on terms (including with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under EBAC’s directors’ and officers’ liability and fiduciary liability insurance policy(ies) as of the Acquisition Closing, provided that New Parent shall not be required to pay a premium for such “tail” insurance policy(ies) in excess of 250% of the most recent annual premium paid by EBAC prior to the date of the Business Combination Agreement and, in such event, New Parent shall purchase the maximum coverage available for 250% of the most recent annual premium paid by EBAC prior to the date of the Business Combination Agreement.

If New Parent or any of its respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any person or entity, then in each such case, proper provisions shall be made so that the successors or assigns of New Parent or Oculis or any of its subsidiaries shall assume all of the obligations pertaining to the indemnification of EBAC directors and officers set forth in the Business Combination Agreement.

Other Covenants and Agreements

The Business Combination Agreement contains other covenants and agreements, including covenants related to:

•

Oculis providing, subject to certain restrictions and conditions specified in the Business Combination Agreement, to EBAC and its respective representatives, reasonable access to Oculis’ and its respective subsidiaries’ properties, books, contracts, commitments, tax returns, records and appropriate officers and employees of Oculis and its subsidiaries;

•

Oculis using its commercially reasonable efforts to deliver to EBAC as soon as reasonably practicable following the date the Audited Financial Statements (as defined in the Business Combination Agreement) become stale for purpose of Regulation S-X of the Securities Act, the unaudited interim consolidated statement of financial position as of September 30, 2022 and the related unaudited interim statements of comprehensive income, changes in equity, and cash flows for the 9-month period ended September 30, 2022 of Oculis and its subsidiaries, together with the auditor’s reports thereon;

•

New Parent, as the sole equityholder of each of Merger Sub 1, Merger Sub 2 and Merger Sub 3 approving and adopting the Business Combination Agreement and the Ancillary Agreements to which New Parent is or will be a party to;

•

EBAC causing New Parent to use, and New Parent using, its commercially reasonable efforts to cause New Parent Shares issuable in accordance with the Business Combination Agreement to be approved for listing on the Nasdaq Capital Market (and EBAC and Oculis shall reasonably cooperate in connection therewith);

•	Oculis, New Parent and EBAC cooperating in the preparation and efforts to make effective this proxy statement/prospectus;

•	Oculis taking all actions to cause certain agreements to be terminated or settled;

•	EBAC making certain disbursements from the Trust Account;

•

EBAC cooperating with Oculis and using its commercially reasonable efforts to take, or cause to be taken, all actions reasonably necessary to de-list all securities of EBAC from the Nasdaq Capital Market and de-register such securities under the Exchange Act;

•

EBAC keeping current and timely filing all reports required to be filed with or furnished to the SEC and otherwise complying in all material respects with its reporting obligations under applicable laws;

•

EBAC promptly notifying Oculis of, keeping Oculis reasonably informed with respect to the status, and providing Oculis the opportunity to participate in, certain potential litigations related to the Business Combination Agreement, the Ancillary Agreements, and the transactions contemplated by the Business Combination Agreement;

•	Cooperation between EBAC and Oculis in obtaining any material third-party consents and approvals required to consummate the Business Combination;

•

Oculis and New Parent using commercially reasonable efforts, at EBAC’s request, to exempt any acquisitions or dispositions of New Parent Shares or of EBAC Common Stock from Section 16(a) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•

Oculis’ approval and adoption of the New Parent Equity Incentive Plan (as defined in the Business Combination Agreement), with the prior written consent of EBAC (not to be unreasonably withheld, conditioned or delayed);

•	EBAC and New Parent agreeing to take all actions necessary or appropriate to cause certain appointments to the New Parent Board;

•	Oculis, EBAC and New Parent using commercially reasonable efforts to ensure that the intended tax treatment of the transactions contemplated by the Business Combination Agreement is obtained; and

•	agreements relating to the consummation of the Third Merger following the Acquisition Closing.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties by the parties thereto.

Representations and Warranties of Oculis

Oculis has made representations and warranties relating to, among other things, company organization, subsidiaries, due authorization, no conflict, governmental authorities and consents, capitalization of Oculis and its subsidiaries, financial statements, no undisclosed liabilities, legal compliance, contracts and no defaults, Oculis benefit plans, labor relations and employees, taxes, brokers’ fees, insurance, permits, regulatory, real property, intellectual property, privacy and cybersecurity, environmental matters, absence of changes, anti-corruption compliance, anti-money laundering, sanctions and national security compliance, information supplied, no outside reliance and no additional representations and warranties.

Representations and Warranties of EBAC

EBAC has made representations and warranties relating to, among other things, corporate organization, due authorization, capitalization, consents and requisite government approvals and no violations, business activities, tax matters, Investment Company Act of 1940, investigations and no other representations, no outside reliance and no additional representations or warranties.

Survival of Representations and Warranties

The representations and warranties of the respective parties to the Business Combination Agreement generally will not survive the Closing.

Conditions to the Acquisition Closing

Conditions to the Obligations of Each Party

The obligations of the parties to the Business Combination Agreement to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

•	The approval of EBAC Shareholders shall have been obtained;

•

The registration statement of which this proxy statement/prospectus forms a part shall have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

•

There shall not be in force any governmental order enjoining or prohibiting the consummation of any of the Acquisition Transactions or any law that makes the consummation of any of the Acquisition Transactions illegal or otherwise prohibited; provided that the governmental authority issuing such governmental order has jurisdiction over the parties to the Business Combination Agreement with respect to the transactions contemplated thereby;

•	EBAC having net tangible assets of at least $5,000,001;

•	The New Parent Shares and New Parent Warrants to be issued in connection with the Acquisition Transactions shall have been approved for listing on the Nasdaq Capital Market; and

•

(i) The amount of cash or cash equivalents available in the Trust Account following the Extraordinary General Meeting (after deducting the EBAC Share Redemption Amount and payment of any transaction expenses of Oculis and EBAC); plus (ii) (a) the cash actually received by New Parent pursuant to the Convertible Loan Agreement from the respective lender parties thereto and (b) the PIPE Investment Amount actually received by New Parent (or other financing in connection with the Acquisition Transactions) prior to or substantially concurrently with the Acquisition Closing is equal to or greater than $100 million.

Conditions to the Obligations of EBAC, New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3

The obligations of EBAC, New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 to consummate, or cause to be consummated, the transactions contemplated by the Business Combination Agreement are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by EBAC:

•

(i) The representations and warranties of Oculis contained in the first sentence of Section 4.06(a) of the Business Combination Agreement shall be true and correct in all respects as of the date of the Business Combination Agreement and as of the Acquisition Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date, except for changes after the date of the Business Combination Agreement which are contemplated or expressly permitted by the Business Combination Agreement or the Ancillary Agreements, (ii) the Company Fundamental Representations (as defined in the Business Combination Agreement) (other than the first sentence of Section 4.06(a) of the Business Combination Agreement) shall be true and correct in all material respects, in each case as of the date of the Business Combination Agreement and the Acquisition Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of the Business Combination Agreement which are contemplated or expressly permitted by the Business Combination Agreement or the Ancillary Agreements, and (iii) each of the representations and warranties of Oculis contained in the Business Combination Agreement other than the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect (as defined in the Business Combination Agreement) or any similar qualification or exception) shall be true and correct as of the date of the Business Combination Agreement and as of the Acquisition Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that have not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

•	Each of the covenants of Oculis set forth in the Business Combination Agreement to be performed as of or prior to the Acquisition Closing shall have been performed in all material respects; and

•	There shall not have occurred a Company Material Adverse Effect (as defined in the Business Combination Agreement) after the date of the Business Combination Agreement.

Conditions to the Obligations of Oculis

The obligation of Oculis to consummate, or cause to be consummated, the Acquisition Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Oculis:

•

(i) the EBAC Fundamental Representations (as defined in the Business Combination Agreement) shall be true and correct in all material respects as of the date of the Business Combination Agreement and as of the Acquisition Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of the Business Combination Agreement which are contemplated or expressly permitted by the Business Combination Agreement or the Ancillary Agreements, (ii) and the representations and warranties set forth in the first sentence of each of Section 5.03(a) and Section 6.13(a) of the Business Combination Agreement shall be true and correct in all respects as of the date of the Business Combination Agreement and as of the Acquisition Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date, except for changes after the date of the Business Combination Agreement which are contemplated or expressly permitted by the Business Combination Agreement or the Ancillary Agreements and (iii) the representations and warranties of EBAC, New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 in Article 5 and Article 6 of the Business Combination Agreement (other than the EBAC Fundamental Representations and the representations and warranties set forth in the first sentence of each of Section 5.03(a) and Section 6.13(a) of the Business Combination Agreement) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct as of the date of the Business Combination Agreement and as of the Acquisition Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct as of such date, except for, in each case, inaccuracies or omissions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of EBAC to consummate the transactions contemplated by the Business Combination Agreement in accordance with the terms of the Business Combination Agreement and changes after the date of the Business Combination Agreement which are contemplated or expressly permitted by the Business Combination Agreement or the Ancillary Agreements;

•

Each of the covenants of EBAC, New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 set forth in the Business Combination Agreement to be performed as of or prior to the Acquisition Closing shall have been performed in all material respects; and

•	There shall not have occurred a material adverse effect of EBAC after the date of the Business Combination Agreement.

Termination

The Business Combination may be terminated and the Business Combination may be abandoned at any time prior to the Acquisition Closing only as follows:

•	by mutual written consent of Oculis and EBAC;

•

by Oculis or EBAC if the Acquisition Closing Date has not occurred by the Agreement End Date; provided, that if an Extension Proposal is approved at an Extension Shareholders’ Meeting, then the Agreement End Date shall be the last day of the extended time period for EBAC to consummate a business combination, provided, further, however, that a party shall not be entitled to terminate the Business Combination Agreement pursuant to Section 11.01(b) of the Business Combination Agreement if such party’s breach of the Business Combination Agreement has prevented the consummation of the Acquisition Closing Date at or prior to such time;

•

by Oculis or EBAC if any governmental authority, shall have enacted, issued, promulgated, enforced or entered any governmental order which has become final and nonappealable and has the effect of making consummation of any of the Acquisition Transactions illegal or otherwise preventing or prohibiting consummation of any of the Acquisition Transactions or if there shall be adopted any law that permanently makes consummation of any of the Acquisition Transactions illegal or otherwise prohibited;

•	by Oculis if there has been a Modification in Recommendation;

•

by Oculis or EBAC if the approval of EBAC Shareholders shall not have been obtained by reason of the failure to obtain the required vote at the Extraordinary General Meeting duly convened therefor or at any adjournment or postponement thereof;

•

by written notice to Oculis from EBAC if there is any breach of any representation, warranty, covenant or agreement on the part of Oculis set forth in the Business Combination Agreement, such that the conditions specified in Section 10.02(a) through Section 10.02(d) thereunder would not be satisfied at the Acquisition Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by Oculis prior to the end of the period ending on the date that is the earlier of (A) forty-five (45) days after receipt by Oculis of notice from EBAC of such breach or (B) the Agreement End Date (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, provided, however, that EBAC is not then in material breach of the Business Combination Agreement; or

•	by written notice to EBAC from Oculis if there is any breach of any representation, warranty, covenant or agreement on the part of EBAC set forth in the Business Combination Agreement, such that the conditions specified in Section 10.03(a) through Section 10.03(c) of the Business Combination Agreement would not be satisfied at the Acquisition Closing (a “Terminating EBAC Breach”), except that, if any such Terminating EBAC Breach is curable by EBAC prior to the end of the period ending on the date that is the earlier of (A) forty-five (45) days after receipt by EBAC of notice from EBAC of such breach or (B) the Agreement End Date (the “EBAC Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating EBAC Breach is not cured within the EBAC Cure Period, provided, however, that Oculis is not then in material breach of the Business Combination Agreement.

In the event of the termination of the Business Combination Agreement pursuant to the foregoing paragraphs, the Business Combination Agreement shall become void and have no effect, without any liability on the part of any party thereto or its respective Affiliates, officers, directors or shareholders, other than liability of Oculis or EBAC, as the case may be, for actual fraud or any willful and material breach (meaning an action or omission that at the time taken or made is both deliberate and known to be a material breach) of the Business Combination Agreement occurring prior to such termination except that the provisions of this paragraph, the “Miscellaneous” provisions of the Business Combination Agreement and the confidentiality agreement entered into between EBAC and Oculis shall survive any termination of the Business Combination Agreement.

Waiver; Amendments and Extensions of the Business Combination Agreement

Any party to the Business Combination Agreement may, at any time prior to the Acquisition Closing, by action taken by such party’s board of directors, board of managers, managing member or other officers or persons thereunto duly authorized, (i) extend the time for the performance of the obligations or acts of the other parties to the Business Combination Agreement, (ii) waive any inaccuracies in the representations and warranties (of another party thereto) that are contained in the Business Combination Agreement or (iii) waive compliance by the other parties thereto with any of the agreements or conditions contained in the Business Combination Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

The Business Combination Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by the parties thereto in the same manner as the Business Combination Agreement and which makes reference to the Business Combination Agreement, provided that certain sections may not be amended, modified or waived, as described in the Business Combination Agreement, without the prior written consent of the Placement Agents (as defined in the Business Combination Agreement) or the Financial Advisor (as defined in the Business Combination Agreement).

Specific Enforcement

The parties to the Business Combination Agreement shall be entitled to an injunction or injunctions to prevent any breach, or threatened breach, of the Business Combination Agreement and to specific enforcement of the terms and provisions thereof, in addition to any other remedy to which any party is entitled at law or in equity.

Trust Account Waiver

Oculis has acknowledged and agreed that, prior to the Acquisition Closing and subject in all respects to the Trust Agreement, it has no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies or other assets in, the Trust Account, and has irrevocably waived any Claim to, or to any monies or other assets in, the Trust Account that it may have now or in the future prior to the Acquisition Closing. In the event Oculis has any Claim against EBAC under the Business Combination Agreement or otherwise, Oculis shall pursue such Claim solely against EBAC and EBAC’s assets outside the Trust Account and not against the Trust Account or any monies or other assets in the Trust Account.

Fees and Expenses

Oculis and EBAC have agreed to each pay one half of all fees and expenses incurred in connection with the preparation and filing of the registration statement and the receipt of Nasdaq approval in connection with the listing of New Parent Shares to be issued as part of the New Parent Interests Consideration and the New Parent Warrants (and the New Parent Shares issuable upon exercise thereof), other than fees and expenses of advisors (which shall be borne by the party incurring such fees).

Subject to certain exceptions set forth in the Business Combination Agreement, each party thereto has agreed to be responsible for and pay its own expenses incurred in connection with the Business Combination Agreement and the transactions contemplated thereby, including all fees of its legal counsel, financial advisers and accountants.

If the Acquisition Closing does not occur, Oculis will be responsible for its own transaction expenses, and EBAC shall be responsible for its own transaction expenses, in each case, as specified in the Business Combination Agreement. If the Acquisition Closing does occur, New Parent shall pay or cause to be paid, the transaction expenses of both Oculis and EBAC, as specified in the Business Combination Agreement. Any payments to be made (or to cause to be made) pursuant to this paragraph shall be paid upon consummation of the transactions contemplated by the Business Combination Agreement and release of proceeds from the Trust Account.

Governing Law

The Business Combination Agreement, and all claims or causes of action based upon, arising out of, or related to the Business Combination Agreement or the transactions contemplated thereby, will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction (except that Swiss Law will apply to the New Parent Share Capital Increase).

Private Placement

In connection with the PIPE Investment, EBAC engaged Credit Suisse, BofA Securities, Kempen, SVB Securities and Arctica, as co-placement agents in the PIPE Investment. In connection with performing their services as co-placement agents, Credit Suisse, BofA Securities, Kempen, SVB Securities and Arctica will receive fees and expense reimbursements customary for a PIPE transaction of the nature and size of the PIPE Financing (subject to the terms and conditions of their respective engagement letters with EBAC). BofA Securities was also engaged by Oculis to act as its exclusive financial advisor in connection with the Business Combination, and will receive customary fees and expense reimbursement in connection therewith. In connection with BofA Securities’ engagement as a co-placement agent in the PIPE Investment, Oculis waived, on the terms and subject to the conditions set forth in a letter agreement, dated May 27, 2022, between Oculis and BofA Securities, any conflict arising out of the engagement of BofA Securities by EBAC and the engagement of BofA Securities by Oculis. In connection with BofA Securities’ engagement as financial advisor to Oculis, EBAC waived, on the terms and subject to the conditions set forth in a letter agreement, dated June 3, 2022, between EBAC and BofA Securities, any conflict arising out of the engagement of BofA Securities by Oculis and the engagement of BofA Securities by EBAC. Such waivers included acknowledgment and agreement that some or all of the members of the BofA Securities financial advisory team advising Oculis will also be members of the deal team assisting EBAC in connection with BofA Securities’ role as placement agent for the PIPE Financing. BofA Securities did not provide any advisory services to EBAC and, in particular, BofA Securities did not advise on the valuation of Oculis or the terms of the Business Combination with Oculis. In addition, Credit Suisse, BofA Securities, Kempen, SVB Securities and Arctica and each of their respective affiliates may provide investment banking and other financial services to EBAC, Oculis and each of their respective affiliates in the future, for which Credit Suisse, BofA Securities, Kempen, SVB Securities and Arctica and their respective affiliates would expect to receive customary fees and expense reimbursement.

Certain Engagements in Connection with the Business Combination and Related Transactions

Credit Suisse, BofA Securities, Kempen, SVB Securities and Arctica are acting as co-placement agents to EBAC in connection with the PIPE Investment. In addition, Credit Suisse and Kempen are acting as financial advisor and capital markets advisors to EBAC in connection with the proposed Business Combination, provided that, in the case of Kempen, it is only acting as such in connection with the European market. Credit Suisse and Kempen acted as the joint book-running managers for EBAC’s initial public offering and the underwriting agreement for the offering provides for them to receive deferred underwriting commissions payable in connection with completion of the Business Combination. Credit Suisse and Kempen performed typical and customary capital markets advisory services, including assisting in designing and executing the market plan. Kempen did not provide financial advisory services to EBAC in connection with the Business Combination and, in particular, did not advise on the valuation of Oculis or the terms of the Business Combination with Oculis. BofA Securities is acting as exclusive financial advisor to Oculis and SVB Securities is acting as capital markets advisor to Oculis in connection with the proposed Business Combination. In connection with all such engagements, the fees and expense reimbursements received by Credit Suisse, BofA Securities, Kempen, SVB Securities and Arctica (or their respective affiliates) are subject to the terms and conditions of their respective engagement letters with EBAC and Oculis, as applicable. The aggregate fees that will be payable to Credit Suisse, BofA Securities (for its engagements with both EBAC and Oculis), Kempen, SVB Securities and Arctica, including deferred underwriting commissions, are approximately $7.4 million and are contingent upon completion of the initial business combination. In the event that any such advisors resign or withdraw from the Business Combination, or any of the transactions contemplated thereby, and waive their fees, in whole or in part, the amount of cash remaining on the balance sheet at the Acquisition Closing would be increased by a commensurate amount. To date, EBAC and Oculis have not received notice from any of such advisors indicating they may cease involvement in the Business Combination.

Certain Agreements Related to the Business Combination

The Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, EBAC entered into Subscription Agreements with certain institutional and accredited investors, including LSP 7, certain existing Oculis Shareholders as well as certain other investors, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and EBAC has agreed to issue from treasury to such PIPE Investors, an aggregate of 6,330,391 shares of EBAC Class A Common Stock at a price of $10.00 per share, for the aggregate purchase price of $63,303,910. Pursuant to the transactions contemplated in the Business Combination Agreement, EBAC Class A Common Stock will ultimately convert into New Parent Shares. The Subscription Agreements contain substantially the same terms.

The closing of the PIPE Financing is subject to, among other customary closing conditions, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that EBAC will cause New Parent to grant the PIPE Investors certain customary registration rights in connection with the PIPE Financing, including demand and piggyback rights.

The Convertible Loan Agreement

Concurrently with the execution of the Business Combination Agreement, Oculis and the Lenders entered into the Convertible Loan Agreement, pursuant to which, among other things, the Lenders have granted Oculis a right to receive a convertible loan with certain conversion rights in an aggregate amount of $12,670,000. Following the Second Merger Effective Time, it is the intention of the parties thereto that New Parent will assume the Convertible Loan Agreement, and that immediately after such assumption but before the Oculis Share Contribution, the Lenders will exercise their conversion rights in exchange for New Parent Shares at $10.00 per share, on substantially the same terms as the PIPE Investors. The Convertible Loan Agreement provides that, upon conversion, the Lenders will be granted certain customary registration rights, substantially on the same terms as those offered pursuant to the Subscription Agreements.

The Oculis Shareholders Support Agreements

Concurrently with the execution of the Business Combination Agreement, Oculis, EBAC, and certain Oculis Shareholders entered into the Oculis Shareholders Support Agreements, pursuant to which such Oculis Shareholders agreed to, among other things, (i) adopt the Business Combination Agreement and approve and consent to the Mergers and the consummation of the transactions contemplated therein, (ii) execute and deliver the exchange notice agreeing to transfer to the Exchange Agent all Company Share Capital held by such Shareholder and (iii) provide a release of claims against Oculis and its subsidiaries.

The Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Sponsor, EBAC and Oculis entered into the Sponsor Support Agreement, pursuant to which Sponsor agreed to, among other things, (i) vote to adopt and approve the Business Combination Agreement and the other documents contemplated thereby and the transactions contemplated thereby, (ii) not transfer its shares of EBAC Common Stock and EBAC Warrants, in each case, until the consummation of the Acquisition Closing (subject to certain customary exceptions), (iii) waive certain anti-dilution adjustments, and (iv) waive certain redemption rights.

The Registration Rights and Lock-Up Agreement

In connection with the consummation of the Business Combination, New Parent will enter into the Registration Rights and Lock-Up Agreement with Sponsor and certain Oculis Shareholders. Pursuant to the Registration Rights and Lock-Up Agreement, Sponsor and such Oculis Shareholders may not transfer New Parent Shares (subject to certain exceptions) until: (i) with respect to the New Parent Shares held by the Oculis Shareholders party thereto upon the Acquisition Closing, 180 days from the Acquisition Closing, and (ii) with respect to the New Parent Shares held by Sponsor after the Acquisition Closing, 270 days after the Acquisition Closing, in each case subject to earlier release if the New Parent Shares trade at or above a volume weighted average price of $15.00 for 20 trading days during any 30 trading day period commencing at least 150 days following the Acquisition Closing.

The Registration Rights and Lock-Up Agreement provides Sponsor and the Oculis Shareholders party thereto certain customary registration rights, including demand and piggyback registration rights, subject to customary requirements and conditions, including the satisfaction of the ownership thresholds set forth in the Registration Rights and Lock-Up Agreement.

The Non-Redemption Agreements

Concurrently with the execution of the Business Combination Agreement, EBAC, Sponsor and certain EBAC Shareholders have entered into Non-Redemption Agreements, pursuant to which, among other things, such EBAC Shareholder has agreed to (i) vote in favor of the transactions contemplated in the Business Combination Agreement, for which the approval of such EBAC Shareholder is required, (ii) not to redeem, or exercise any right to redeem, any EBAC equity securities held by such EBAC Shareholder as of the date of the Non-Redemption Agreement, or acquired thereafter and (iii) not to transfer any EBAC equity securities until 90 days after the Acquisition Closing. In consideration of such EBAC Shareholder’s performance of its obligations under the Non-Redemption Agreements, Sponsor has agreed to transfer to such EBAC Shareholder one New Parent Share for every ten (10) shares of EBAC Class A Common Stock held by such EBAC Shareholder. As of the record date,             shares of EBAC Class A Common Stock were subject to Non-Redemption Agreements.

Transaction Structure

The following diagram shows the current ownership of EBAC, New Parent and Oculis:

The PIPE Investors will transfer $63,303,910 to EBAC in exchange for 6,330,391 PIPE Shares;

EBAC will undergo the First Merger, and as part of the First Merger, (i) each share of EBAC Common Stock (including those held by the PIPE Investors) shall be automatically converted into the Surviving EBAC Shares (ii) each EBAC Warrant outstanding immediately prior to the First Merger Effective time will be automatically converted into Surviving EBAC Warrants and (iii) EBAC shall deposit, or cause to be deposited, with the Exchange Agent (held solely on behalf of the holders of EBAC Common Stock and EBAC Warrants) the Surviving EBAC Shares and Surviving EBAC Warrants on the terms, and subject to the conditions set forth in the Business Combination Agreement and in the Ancillary Agreements;

On the day before the Acquisition Closing Date and following the First Merger Effective Time but prior to the Second Merger Effective Time, the Exchange Agent, solely on behalf of the holders of Surviving EBAC Shares and Surviving EBAC Warrants, will undertake the Exchange Agent Contribution Actions in exchange for receipt of the New Parent Interests Consideration;

In connection with the Exchange Agent Contribution, on the day before the Acquisition Closing Date and prior to the Second Merger Effective Time, the Exchange Agent will (i) undertake to distribute the New Parent Shares as part of the New Parent Interests Consideration to the holders of Surviving EBAC Shares and (ii) distribute the New Parent Warrants as part of the New Parent Interests Consideration to the holders of Surviving EBAC Warrants;

On the day before the Acquisition Closing Date and following the completion of the Exchange Agent Contribution Actions, at the Second Merger Effective Time, EBAC will undergo the Second Merger, pursuant to which, among other things, the separate corporate existence of EBAC will cease;

After the Second Merger Effective Time but before the Oculis Share Contribution, it is the intention of the parties to the Convertible Loan Agreement that New Parent will assume the Convertible Loan Agreement, pursuant to which the Lenders have granted Oculis a right to receive a convertible loan with certain conversion rights in an aggregate amount of $12,670,000, and that immediately after such assumption but before the Oculis Share Contribution, the Lenders will exercise their conversion rights in exchange for New Parent Shares at $10.00 per share, on the same terms as the PIPE Investors;

At approximately 10:00 a.m. Eastern Time on the Acquisition Closing Date, those Oculis Shareholders executing Oculis Shareholders Support Agreements and the exchange notice contemplated by the Business Combination Agreement shall effect the Oculis Share Contribution; and

Approximately 30 days after the closing of the EBAC Mergers, Oculis will undergo the Third Merger.

The following diagram shows the contemplated ownership of New Parent immediately after the Acquisition Closing Date:

Background of the Business Combination

EBAC is a blank check company incorporated on January 8, 2021 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. In conducting a targeted search for a business combination target, as described in greater detail below, EBAC utilized the European network and investing, life sciences and transaction experience of the Sponsor, EBAC’s management and the EBAC Board. The terms of the Business Combination Agreement and the related Ancillary Agreements are the result of extensive negotiations among representatives of EBAC and Oculis, with advice from their respective representatives and advisors.

In the first quarter of 2021, prior to the closing of EBAC’s initial public offering, EBAC issued 3,450,000 founder shares to the Sponsor in exchange for a capital contribution of $25,000, of which up to 450,000 shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full. On March 18, 2021, EBAC completed its initial public offering of 12,000,000 units at a price of $10.00 per unit generating gross proceeds of $120,000,000 before underwriting discounts and expenses. On May 13, 2021, the over-allotment was partially exercised which increased the number of units to 12,754,784 and the gross proceeds to $127,547,840. Each unit consisted of one share of EBAC Class A Common Stock and one-third of one EBAC Public Warrant. Each whole EBAC Public Warrant entitles the holder thereof to purchase one share of EBAC Class A Common Stock at an exercise price of $11.50 per share, subject to certain adjustments. After the over-allotment exercise, there were 4,251,595 EBAC Public Warrants and 151,699 EBAC Private Placement Warrants. As the underwriters partially exercised the over-allotment option to purchase additional units, an aggregate of 261,304 Founder Shares were forfeited, leaving an aggregate of 3,188,696 Founder Shares outstanding.

Each outstanding Founder Share will become worthless if EBAC does not complete a business combination within the Combination Period as holders of Founder Shares have waived their redemption rights in return for no consideration pursuant to that certain Letter Agreement, dated March 18, 2021, between EBAC and each of the directors and officers of EBAC which was agreed prior to EBAC’s initial public offering.

Prior to the consummation of its initial public offering, neither EBAC, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to any business combination transaction with EBAC.

In the process that led to identifying Oculis as an attractive investment opportunity, EBAC’s management team evaluated over 165 potential business combination targets, entered into non-disclosure agreements with eight potential business combination targets (other than Oculis), and submitted non-binding indications of interest or letters of intent with respect to six potential business combination targets (other than Oculis) (collectively, the “Other Potential Targets”), referred to herein as “Company A”, “Company B”, “Company C”, “Company D”, “Company E”, and “Company F”.

With respect to the six potential business combination targets other than Oculis, EBAC engaged in preliminary discussions with respect to a potential business combination involving each such target and, in the case of all Other Potential Targets, EBAC entered into a confidentiality agreement and engaged in further business, operational and financial due diligence with respect to such target, which included, among other things, operational due diligence, review of financial data and discussions with management.

The Other Potential Targets were all companies within the biotechnology sector, including clinical-stage biotech and drug development companies and biotech technology platform companies.

EBAC approached the management of Company A in mid-March 2021 and entered into a non-disclosure agreement in mid-April after management presentations made to EBAC. Company A then provided data room access to EBAC, and EBAC subsequently submitted a letter of intent to Company A in mid-June. Shortly thereafter, Company A ultimately decided to raise additional financing and stay privately owned.

EBAC engaged with the management of Company B in mid-April 2021 and entered into a non-disclosure agreement almost immediately after management presentations made to EBAC. Company B then provided data room access to EBAC. After significant internal due diligence and phone calls with key opinion leaders, EBAC submitted a letter of intent to Company B in May 2021. Shortly thereafter, the board of Company B ultimately decided to raise additional financing and stay privately owned.

Management of Company C contacted EBAC in March 2021. As EBAC was already exploring certain Other Potential Targets at that time, EBAC told Company C to remain on standby in the event other such discussions fell apart. EBAC re-engaged with management of Company C in late July 2021 after which Company C granted data room access to EBAC. EBAC sent an initial draft of a letter of intent to Company C shortly thereafter, and subsequently sent a revised draft in mid-September 2021 after most of EBAC’s due diligence had been finalized and the potential valuation had been discussed with EBAC’s financial advisors. EBAC and Company C entered into an exclusivity agreement in mid-October 2021 and executed the letter of intent in November 2021. Ultimately, the financial advisors of both EBAC and Company C recommended the parties to cancel the potential transaction due to the unfavorable market conditions in December 2021 and early January 2022. Following the recommendation, the board of Company C decided to cancel the process and concentrate on raising additional financing as a privately-owned company.

EBAC reached out to management of Company D in August 2021. Company D gave a management presentation to EBAC in late August 2021, and the parties entered into a non-disclosure agreement in early September 2021. Company D granted EBAC data room access. Company D was simultaneously on a dual track preparing for an IPO, so EBAC immediately sent an initial draft of a letter of intent shortly thereafter. After significant due diligence on Company D, EBAC decided to cancel the process after a difference in valuation expectations.

EBAC reached out to management of Company E in mid-April 2021 and entered into a non-disclosure agreement in mid-May. Company E granted EBAC data room access immediately thereafter. After significant internal due diligence and phone calls with key opinion leaders, EBAC submitted a letter of intent to Company E in late June 2021. In early July 2021, the management of Company E informed EBAC that its board had decided to instead raise additional financing and remain privately owned. Management of Company E reached back out to EBAC in February 2022 to re-open discussions after the contemplated financing round did not materialize. After completing additional due diligence on Company E EBAC decided not to pursue a potential transaction any further as EBAC was not convinced by Company E’s proposed strategy.

EBAC reached out to management of Company F in early May 2021. After conducting initial due diligence on Company F, EBAC sent an initial draft of a letter of intent in mid May 2021. However, EBAC decided to end the process in late May 2021 after further intensive due diligence and discussions with key opinion leaders regarding Company F’s key asset.

Compared to previous potential business combination targets, based on its preliminary due diligence, evaluation and analysis of its business, as well as the terms of the non-binding letter of intent with Oculis, EBAC’s directors and management believed that Oculis was a more attractive potential business combination target that could better satisfy EBAC’s key criteria for a business combination target.

In early February 2022, Felice Verduyn-van Weegen, an individual employed by an affiliate of the Sponsor, met with Rob Hopfner, a director of Oculis, during a board meeting for the board of an unrelated company for which they both serve as directors. The two had an informal discussion regarding the potential fit between Oculis and EBAC.

On February 9, 2022, Felice Verduyn-van Weegen reached out to Rob Hopfner requesting an introduction to Oculis’ management team. On the same day, Rob Hopfner introduced Riad Sherif, the Chief Executive Officer and a director of Oculis, to Felice Verduyn-van Weegen via email.

On February 17, 2022, Eduardo Bravo, the Chief Executive Officer and a director of EBAC, and Felice Verduyn-van Weegen met with Riad Sherif, Sylvia Cheung, Chief Financial Officer of Oculis, and Páll Ragnar Jóhannesson, Chief Strategy Officer of Oculis, to discuss Oculis’ business and assets, and the potential fit with EBAC. On February 22, 2022, the parties executed the Confidential Disclosure Agreement.

Between March 1, 2022, and March 9, 2022, Oculis management introduced a number of key opinion leaders in the field of ophthalmology to EBAC and the Sponsor.

On March 9, 2022, a number of EBAC management’s team members, including Eduardo Bravo, Geraldine O’Keefe, Laurenz Govaerts, and Isabel Bahm had a telephonic meeting with Oculis management, including Riad Sherif, Sylvia Cheung and Páll Ragnar Jóhannesson in which Oculis’ management gave a detailed presentation of OCS-01, one of Oculis’ product candidates. On the same day, Oculis shared a payer research report for OCS-01, conducted by a third-party research company.

On March 14, 2022, Eduardo Bravo and Riad Sherif held a telephone call to discuss next steps and due diligence. The following day, EBAC management received access to Oculis’ data room, which included information regarding Oculis’ business, pre-clinical and clinical studies, and information regarding regulatory applications, among other things. The parties also exchanged emails regarding the potential valuation of Oculis on that same day.

Between March 2022 and October 2022, EBAC and its advisors conducted business, technical, financial and legal due diligence with respect to Oculis and researched Oculis’ industry, product candidates and outlook.

On March 18, 2022. EBAC sent a first draft of a non-binding letter of intent (the “Letter of Intent”). The Letter of Intent included a proposed pre-money valuation of Oculis of $185 million. Furthermore, the Letter of Intent included a proposed target of $80 million in PIPE Financing.

On March 22, 2022, Eduardo Bravo introduced Riad Sherif to Credit Suisse (in its capacity as financial advisor and capital markets advisor in connection with the European market to EBAC), who was later engaged by EBAC on June 3, 2022 as a co-placement agent for the PIPE Financing.

On the same day, EBAC’s management held a telephonic meeting with Oculis’ management, in which Oculis’ management provided a detailed presentation of OCS-02 and OCS-05, two of Oculis’ product candidates.

On March 29, 2022, EBAC management visited Oculis’ office in Lausanne, Switzerland and met with Oculis management. The parties discussed Oculis’ business, pre-clinical and clinical studies results, as well as Oculis’ intellectual property portfolio, among other things.

Beginning on April 3, 2022, EBAC requested Oculis to provide additional information and documents in the data room, and Oculis responded to these due diligence requests on a rolling basis.

On April 4, 2022, Oculis provided EBAC with comments to the Letter of Intent. Oculis proposed a pre-money valuation of Oculis of $233 million, suggested that Oculis Shareholders receive 3 million earnout shares, to be vested in equal tranches, if the average trading price for the listed company were to close at $15.00 per share or higher for 20 out of 30 trading days, and $20.00 per share or higher for 20 out of 30 trading days, respectively. Oculis management also proposed that 550,000 of the Sponsor’s Founder Shares and 50,000 of the Sponsor’s EBAC Private Warrants would be surrendered at the closing of the potential business combination and that a further 1,250,000 of the Sponsor’s Founder Shares would be subject to forfeiture if certain minimum cash proceeds from EBAC’s trust account were not ultimately received by Oculis. In addition, the revised Letter of Intent also included a proposal that the Sponsor and certain of its affiliates enter into a support agreement agreeing to vote in favor of the Business Combination and to not transfer their shares in New Parent until closing of the potential business combination.

On April 5, 2022, Riad Sherif and Sylvia Cheung visited the Sponsor’s office, and held discussions with EBAC management on the transaction, including the terms of the Letter of Intent. On the same day, EBAC proposed a pre-money valuation of Oculis of $207 million and agreed in principle to the potential forfeiture of certain Sponsor shares but proposed a different threshold for such forfeiture. On this same day, EBAC management introduced Kempen (in its capacity as financial advisor and capital markets advisor to EBAC) to Oculis management, who was later engaged by EBAC as a co-placement agent for the PIPE Financing on June 3, 2022.

On April 5, 2022, EBAC’s management sent Riad Sherif and Sylvia Cheung a presentation regarding the performance of European initial public offerings for the attention of Oculis’ board of directors. On April 6, 2022, Eduardo Bravo sent Riad Sherif an Excel spreadsheet comparing the performance of recent initial public offerings with the performance of recent deSPAC transactions.

On April 6, 2022, during a telephonic meeting, Oculis’ board of directors approved that Oculis continue negotiations with EBAC. The following day, Eduardo Bravo sent the EBAC Board a PowerPoint presentation including information regarding Oculis’ business and explained the discussions held with Oculis to that point as well as the anticipated timeline for signing the Letter of Intent.

On April 12, 2022, Sylvia Cheung shared with Eduardo Bravo Oculis’ capitalization table, including information regarding the valuation of Oculis at each funding round. On the same day, Riad Sherif held a telephone call with Eduardo Bravo sharing Oculis’ board of directors’ comments to the Letter of Intent.

On April 13, 2022, Riad Sherif introduced Eduardo Bravo by email to some of Oculis’ directors, including Anthony Rosenberg, the chairman of the board of directors. The following day, Eduardo Bravo held a telephone call with Anthony Rosenberg and Lionel Carnot, a director of Oculis.

Between April 12 and April 22, 2022, the parties exchanged several drafts of the Letter of Intent. In April 2022, Eduardo Bravo sent Riad Sherif a proposed execution version of the Letter of Intent. The final proposal included, among other provisions, (i) a pre-money valuation of Oculis of $208 million; (ii) 4 million worth of earnout shares for Oculis Shareholders, vesting in three tranches ((x) 1.5 million shares upon the share price of New Parent trading at or above $15.00 per share for 20 trading days during any 30-trading day period, (y) 1.5 million upon the share price of New Parent trading at or above $20.00 per share for 20 trading days during any 30-trading day period, and (z) 1.0 million shares upon the share price of New Parent trading at or above $25.00 per share for 20 trading days during any 30-trading day period); (iii) PIPE Financing of at least $80 million in the aggregate; and (iv) 797,174 Sponsor shares to be forfeited if the gross proceeds of the transaction, including EBAC’s net cash in its trust account (after giving effect to redemptions in connection with the Business Combination and the payment of transaction expenses) plus the PIPE Financing is less than $100 million.

On April 22, 2022, Oculis and EBAC executed the Letter of Intent. On the same date, the parties held the first telephonic meeting with the working group, including the banks’ representatives and the parties’ legal counsels.

Between May and September 2022, EBAC and Oculis regularly held telephonic meetings with Credit Suisse, Kempen, BofA Securities and SVB Securities, each in their capacity as co-placement agent for the PIPE Financing and EBAC, to plan and discuss the PIPE Financing. The parties exchanged drafts and comments to a PowerPoint presentation for the purpose of marketing the PIPE Financing to certain potential investors.

On May 4, 2022, EBAC, Oculis, representatives of Credit Suisse, in its capacity as a co-placement agent for the PIPE Financing and financial advisor and capital markets advisor to EBAC, Kempen, in its capacity as co-placement agent for the PIPE Financing and financial advisor and capital markets advisor in connection with the European market to EBAC, BofA Securities, in its capacity as co-placement agent for the PIPE Financing for EBAC, and SVB Securities, in its capacity as a capital markets advisor to Oculis and co-placement agent for the PIPE Financing for EBAC, held a telephonic call to prepare a PowerPoint presentation for the purpose of marketing the PIPE Financing in upcoming investor meetings. The same parties held regular telephonic meetings with a similar purpose until June 6, 2022 when the PIPE investor presentation was posted to the virtual data room for PIPE Investors, including the proposed target of $60 million in PIPE Financing.

On May 23, 2022, Eduardo Bravo proposed that the exclusivity provision, initially set to expire on May 22, 2022, be extended. On May 23, 2022, the parties executed an amendment to the Letter of Intent extending the exclusivity period until June 30, 2022. The parties subsequently executed amendments to the Letter of Intent extending the exclusivity period on June 23, July 22, and August 24, 2022, extending the exclusivity period to July 31, August 31, and September 30, 2022 respectively.

Between June and August 2022, in their capacity as co-placement agents for the PIPE Financing to EBAC, Credit Suisse, Kempen, BofA Securities, SVB Securities and Arctica requested virtual data room access for certain potential PIPE Investors, with Oculis granting such access.

On May 27, 2022, BofA Securities entered into an engagement letter with Oculis to act as exclusive financial advisor to Oculis.

On June 3, 2022, each of Credit Suisse, Kempen, BofA Securities and SVB Securities entered into separate engagement letters with EBAC as co-placement agents. Arctica subsequently entered into an engagement letter with EBAC as a co-placement agent on July 22, 2022. Credit Suisse and Kempen were also engaged as financial advisor and capital markets advisor to EBAC in connection with the proposed Business Combination, with Kempen only engaged as such in connection with the European market. In connection with BofA Securities’ engagement as a co-placement agent in the PIPE Investment, Oculis waived, on the terms and subject to the conditions set forth in a letter agreement, dated May 27, 2022, between Oculis and BofA Securities, any conflict arising out of the engagement of BofA Securities by EBAC and the engagement of BofA Securities by Oculis. In connection with BofA Securities’ engagement as financial advisor to Oculis, EBAC waived, on the terms and subject to the conditions set forth in a letter agreement, dated June 3, 2022, between EBAC and BofA Securities, any conflict arising out of the engagement of BofA Securities by Oculis and the engagement of BofA Securities by EBAC. Such waivers included acknowledgment and agreement that some or all of the members of the BofA

Securities financial advisory team advising Oculis will also be members of the deal team assisting EBAC in connection with BofA Securities’ role as co-placement agent for the PIPE Financing. The co-placement agents conducted formal outreach to certain potential PIPE Investors, with PIPE Investor meetings occurring between June and August 2022.

On June 20, 2022, Davis Polk circulated initial forms of the Subscription Agreements (including one form for investors participating in the PIPE Financing without the co-placement agents, one for the investors participating in the PIPE Financing introduced by the co-placement agents). Cooley provided comments to the forms of the Subscription Agreements on June 28, 2022. On July 6, 2022, Davis Polk provided an updated draft of the forms of Subscription Agreements. Cooley returned comments on July 10, 2022.

On June 24, 2022, Oculis introduced EBAC to Arctica to be engaged as a co-placement agent for other PIPE Investors. On July 15, 2022, Arctica entered into an engagement letter with EBAC in its capacity as a co-placement agent for the PIPE Financing and started formal outreach to other PIPE Investors.

Between July 10, 2022, and early October 2022, Davis Polk and Cooley collected comments from the co-placement agents, the co-placement agents’ counsel, and certain PIPE Investors.

On July 15, 2022, Davis Polk provided an initial draft of the Business Combination Agreement.

On August 30, 2022, Cooley delivered a key issues list based on Davis Polk’s initial draft of the Business Combination Agreement, which provided for, among other things, the delivery of a minimum of 21.93% of the EBAC public shares entering into non-redemption agreements and removing the EBAC Board’s ability to change its recommendation to the EBAC Shareholders to vote in favor of the business combination. Davis Polk provided comments to the key issues list on September 1, 2022, maintaining EBAC’s positions set forth in the executed Letter of Intent.

On September 7, 2022, Eduardo Bravo held a telephonic meeting with Riad Sherif, Sylvia Cheung and Páll Ragnar Jóhannesson to discuss the timeline of the potential business combination and next steps.

On September 14, 2022, Cooley sent comments to the Business Combination Agreement to Davis Polk, which included, among other things, the proposal to limit the ability of the EBAC Board to change its recommendation that EBAC Shareholders vote in favor of the business combination to the receipt of a superior business combination proposal and providing Oculis with an opportunity to revise its offer in order to obviate the EBAC Board’s recommendation change. Additionally, Cooley proposed that the Oculis business combination proposal be submitted to a vote regardless of the recommendation of the EBAC Board. Furthermore, the markup included a proposal that the at-risk shares be forfeited in two tranches, in part at the signing of the Business Combination Agreement and in part at the Acquisition Closing. Davis Polk subsequently had a telephonic meeting with EBAC to discuss the key issues list. EBAC’s and Oculis’ counsels had a telephone call regarding the key issues to the Business Combination Agreement on the same day.

On September 16, 2022, Eduardo Bravo, Koen Sintnicolaas and Laurenz Govaerts held a telephonic meeting with the EBAC Board discussing updates to the transaction timeline and process.

On September 22, 2022, Davis Polk provided comments to the Business Combination Agreement.

On September 24, 2022, Davis Polk provided Cooley an initial draft of the Registration Rights and Lock-up Agreement. Cooley returned comments on September 29, 2022. The parties exchanged several drafts, reflecting comments from EBAC, Oculis, and other parties.

On September 26, 2022, Cooley provided an initial draft of the Oculis Disclosure Letter.

Eduardo Bravo held telephone calls with Oculis’ management on September 28, October 4 and October 8 to discuss outstanding commercial terms of the Business Combination Agreement.

On September 28, 2022, Davis Polk provided Cooley an initial draft of the form of Non-Redemption Agreement.

On September 28, 2022, Cooley provided comments to Davis Polk to the key issues list. Davis Polk had a telephone call with EBAC to discuss the key issues list. On September 30, 2022, EBAC’s and Oculis’ counsel had a telephonic meeting to discuss the key issues list.

On October 3, 2022, Cooley provided comments to Davis Polk on the form of Non-Redemption Agreement.

On October 4, 2022, Davis Polk provided comments to Cooley on the Oculis Disclosure Letter.

On October 4, 2022, Cooley provided Davis Polk an initial draft of the Oculis Shareholders Support Agreement. On October 8, 2022, Cooley provided an updated draft of the Oculis Shareholders Support Agreements as well as an initial draft of the Convertible Loan Agreement.

On October 4, 2022, Davis Polk provided Cooley an initial draft of the Sponsor Support Agreement.

On October 6, 2022, Davis Polk provided comments to the Business Combination Agreement. Cooley returned comments to Davis Polk on October 7, 2022.

On October 7, 2022, Davis Polk provided an initial draft of the EBAC Disclosure Letter. Cooley returned comments to the EBAC Disclosure Letter on October 9, 2022. On October 16, 2022, Davis Polk provided a finalized EBAC Disclosure Letter.

On October 8, 2022, Cooley provided Davis Polk an updated draft of the Oculis Disclosure Letter.

On October 9, 2022, Davis Polk returned comments to the Convertible Loan Agreement. On the following day, Davis Polk returned comments to the Oculis Shareholders Support Agreements.

On October 10, 2022, Davis Polk returned further comments to the Business Combination Agreement. Over the next several days, the Cooley and Davis Polk tax teams reviewed the Business Combination Agreement and provided comments to the document consistent with the contemplated transaction structure of the Business Combination.

On October 11, 2022, Cooley provided Davis Polk an updated draft of the Oculis Disclosure Letter. The following day, Davis Polk returned comments to the document. On October 15, 2022, Cooley circulated the finalized Oculis Disclosure Letter.

On October 13, 2022, Davis Polk circulated the finalized form of Non-Redemption Agreement.

On October 14, 2022, Cooley circulated the finalized form of Registration Rights and Lock-up Agreement.

On October 15, 2022, Vischer provided further comments to the Business Combination Agreement. Over the next couple days, Cooley and Davis Polk exchanged comments to the Business Combination Agreement and finalized the agreement. The comments focused on finalizing the structure of the Business Combination with the goal to obtain the intended tax treatment of the parties.

On October 15, 2022, Vischer circulated the finalized versions of the Oculis Shareholders Support Agreements and the Convertible Loan Agreement.

On October 15, 2022, Davis Polk circulated the finalized forms of the Subscription Agreements.

On the morning of October 17, 2022, Davis Polk circulated the finalized Sponsor Support Agreements.

On the morning of October 17, 2022, the EBAC Board met partly in person and partly over a telephonic meeting in which all members of the EBAC Board were in attendance. Representatives from Credit Suisse, Davis Polk and Maples and Calder (Cayman) LLP (“Maples”) were also in attendance. During the meeting, representatives of Credit Suisse provided an update on general market conditions for special purpose acquisition companies and reviewed the general deal framework. Following discussion, representatives of Davis Polk provided the EBAC Board with a summary of the terms and structure of the proposed Business Combination and related Ancillary Agreements, including, among other things, the material terms and conditions of the proposed Business Combination Agreement and the post-Acquisition Closing structure of New Parent. A representative of Maples provided the EBAC Board with an overview of the applicable laws relating to the fiduciary duties of directors of companies organized under the laws of the Cayman Islands, including in relation to the EBAC Board’s consideration of the proposed Business Combination with Oculis. The EBAC Board then engaged in discussions and deliberations with the other directors and advisors. Following these discussions and deliberations, EBAC’s independent directors held an executive session to further discuss the merits of the proposed transaction. Following discussions, the EBAC Board, having determined that entry into the Business Combination Agreement and Ancillary Agreements and the transactions contemplated thereby were in the best interest of EBAC and its shareholders, unanimously approved the entry into the Business Combination Agreement and Ancillary Agreements and the transactions contemplated thereby.

Later that morning, EBAC and Oculis executed the Business Combination Agreement. Concurrently with the execution of the Business Combination Agreement, (i) EBAC entered into Subscription Agreements with the PIPE Investors, (ii) the Sponsor and certain EBAC Shareholders entered into the Non-Redemption Agreements, (iii) Oculis, EBAC and the Oculis Shareholders party thereto entered into the Oculis Shareholders Support Agreements and (iv) EBAC, Oculis and the Sponsor entered into the Sponsor Support Agreement.

Further, concurrently with the execution of the Business Combination Agreement, Oculis and the Lenders entered into the Convertible Loan Agreement, pursuant to which, the Lenders granted Oculis a convertible loan with certain conversion rights in an aggregate amount of $12,670,000. Following the Second Merger Effective Time, it is the intent of the parties thereto that New Parent will assume the Convertible Loan Agreement, and that immediately after such assumption but before the Company Share Contribution, the Lenders will exercise their conversion rights in exchange for New Parent Shares at $10.00 per share, on the same economic terms as the PIPE Investors. Prior to the Acquisition Closing Date, Oculis offered all its shareholders the opportunity to participate in the Convertible Loan Agreement on a pro rata basis by executing an Adherence Declaration.

Later that morning, and prior to the open of public markets in the United States, the parties issued a joint press release announcing the Business Combination and, shortly thereafter, EBAC filed a Current Report on Form 8-K attaching the press release, the Business Combination Agreement (including the exhibits thereto), the form of Subscription Agreement, the Convertible Loan Agreement, the form of Non-Redemption Agreement, the Oculis Shareholders Support Agreement, the Sponsor Support Agreement, the form of Registration Rights and Lock-Up Agreement, and the investor presentation previously provided to certain potential PIPE Financing investors and Oculis Shareholders.

The EBAC Board’s Reasons for the Business Combination

EBAC was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination, the intent to capitalize on the ability of EBAC’s management team to identify a company within the life sciences industry in Europe.

On October 17, 2022, the EBAC Board, after consultation with its legal, financial, accounting and other advisors, (i) determined that it is advisable and in the best interests of EBAC Shareholders for EBAC to enter into the Business Combination Agreement and the Ancillary Agreements, (ii) approved the execution and delivery of the Business Combination Agreement and the Ancillary Agreements and (iii) recommended the adoption and approval of the Business Combination Agreement and the Ancillary Agreements, and each of the proposals presented in this proxy statement/prospectus, by EBAC Shareholders. In evaluating the Business Combination and making these determinations and this recommendation, the EBAC Board consulted with EBAC senior management and considered a wide variety of factors, including the reasons for the Business Combination and the risks related thereto, in each case, as described below.

In light of the complexity of those factors, the EBAC Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching the directors’ respective decisions. Individual members of the EBAC Board may have given different weight to different factors. This explanation of the reasons for the EBAC Board’s approval of the Business Combination, and all other information presented in this section, is not intended to be exhaustive but includes material factors considered by the EBAC Board and is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

The EBAC Board and management of EBAC considered the general criteria and guidelines that EBAC believed would be important in evaluating prospective target businesses as described in the prospectus for EBAC’s initial public offering. The EBAC Board also considered that EBAC could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for its initial public offering, EBAC stated that it intended to focus primarily on acquiring a company or companies exhibiting some of the following criteria and guidelines:

1.	has a strong management team with scientific accomplishments and commercial expertise and with the capacity to lead a company listed in the United States;

2.	has a European life sciences footprint that would provide access to the European biotech ecosystem;

3.	the ability to achieve clinical POC (e.g., Phase 2 data) or product approval for post-POC assets within three years of investment; and

4.	operates therapeutic drug candidates in clinical development and also addresses attractive underserved markets.

In considering the Business Combination, the EBAC Board determined that the Business Combination was an attractive business opportunity and met the criteria and guidelines above (although not weighted or in any order of significance).

In particular, the EBAC Board considered the following factors (although not weighted or in any order of significance) in deciding to approve the proposed Business Combination:

1.    Experienced management team and New Parent Board. The EBAC Board believes that Oculis’ management team has extensive experience in the biopharma industry in general and the ophthalmology market in particular. The EBAC Board is confident in the management team’s deep industry knowledge and strategic vision and believes that the EBAC and Oculis teams (together with the new incoming directors of the New Parent Board who have extensive executive experience working in the biopharma industry) will form a collaborative and effective long-term partnership that is positioned to create and enhance shareholder value going forward. For additional information regarding Oculis’ executive officers, please see the section entitled “Management of New Parent After the Business Combination.”

2.    Advanced and diversified pipeline. The EBAC Board considered that the current pipeline of Oculis provides multiple product candidates that may be developed in several indications where the existing unmet medical need could provide significant market opportunities and long-term shareholder value. For additional information regarding Oculis’ pipeline, please see the section entitled “Business of Oculis and Certain Information about Oculis.”

3.    Upcoming milestones. The EBAC Board considered that with the funds that Oculis is expected to receive with the proposed transaction, it may be able to reach significant clinical and regulatory milestones for all three of its product candidates, OCS-01, OCS-02 and OCS-05, in a total of five different indications. These milestones could provide opportunity for potential uplifts in valuation.

4.    Benefit for Oculis of being U.S. listed. As a result of the proposed transaction, Oculis will become a public company listed on the Nasdaq Capital Market (via New Parent). By having access to the largest biotech capital market, Oculis will be better positioned to have the capacity to raise additional funds in the future if and when needed.

5.    Investment by Third Parties. The EBAC Board considered that certain sophisticated investors (i) subscribed for the PIPE Financing in the aggregate amount of approximately $63.3 million and (ii) agreed to grant Oculis a right to receive a convertible loan with certain conversion rights in the aggregate amount of approximately $12.7 million.

6.    Terms of the Business Combination Agreement and the Ancillary Agreements. The EBAC Board considered the terms and conditions of the Business Combination Agreement and the Ancillary Agreements, including the transactions contemplated thereby, each party’s representations, warranties and covenants, the conditions to each party’s obligation to close and the termination provisions, as well as EBAC’s and Oculis’ strong commitment to complete the Business Combination. The EBAC Board determined that such terms and conditions are reasonable and were the product of extensive arm’s-length negotiations between EBAC and Oculis.

7. Continued Ownership of Oculis Shareholders. The EBAC Board considered that the Oculis Shareholders would be receiving a significant amount of New Parent Shares in the proposed Business Combination. Oculis Shareholders have demonstrated confidence in the long-term prospects of New Parent by agreeing not to transfer their New Parent Shares for 180 days following the Acquisition Closing.

8.    The Role of the Independent Directors. In connection with the Business Combination, EBAC’s Independent Directors evaluated the proposed terms of the Business Combination, including the Business Combination Agreement and the related agreements, and unanimously approved, as members of the EBAC Board, the Business Combination Agreement, the Ancillary Agreements, and the transactions contemplated thereby.

9.    Other Alternatives. The EBAC Board believed, after a thorough review of other business combination opportunities reasonably available to or explored by EBAC, that the proposed Business Combination represented the optimal potential business combination for EBAC and its shareholders based upon the process utilized to evaluate and assess other potential acquisition targets, and the EBAC Board’s belief that such processes had not presented a better alternative.

The EBAC Board also identified and considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following (although not weighted or in any order of significance):

1.    Macroeconomic Risk: macroeconomic uncertainty and the effects it could have on New Parent in the future;

2.    Uncertainty of Benefits: the risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe;

3.    Redemption Risk: the risk that some of EBAC Shareholders decide to exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account to meet the Minimum EBAC Cash Condition and adequately support New Parent’s development plans following completion of the Business Combination;

4.    Liquidation of EBAC: the risks and costs to EBAC if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in EBAC being unable to effectuate a business combination within the Combination Period, and force EBAC to liquidate in accordance with its amended and restated memorandum and articles of association;

5.    Exclusivity: that the Business Combination Agreement includes an exclusivity provision that prohibits EBAC from, among other things, initiating discussions in connection with other business combination proposals, restricting EBAC’s ability, as long as the Business Combination Agreement is in effect, to consider other potential business combinations prior to the termination of the Business Combination Agreement;

6.    Diversion of Management; Risk of Management Departures: the potential for diversion of management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on Oculis’ business as a result thereof, and the risk that key employees of Oculis may not remain with Oculis following the closing;

7.    Shareholder Vote: the risk that EBAC Shareholders may fail to provide the respective votes necessary to effectuate the Business Combination;

8.    Non-Survival: that the remedies for breach of representations, warranties or covenants will not survive the Closing;

9.    Closing Conditions: that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within EBAC’s control, including (i) approval by EBAC Shareholders, (ii) approval by the Nasdaq of the initial listing application made for the New Parent Shares and New Parent Warrants to be issued in connection with the Business Combination and (iii) if EBAC Shareholders redeem an amount of EBAC Class A Common Stock, or if EBAC does not obtain all or a portion of the PIPE Financing, such that the Minimum EBAC Cash Condition would not be satisfied, and the risk that the Business Combination may not be consummated in a timely manner or at all;

10.    Public Company Readiness: the challenges associated with preparing New Parent, a foreign, private entity, for the applicable disclosure and listing requirements to which New Parent will be subject to as a publicly traded company on the Nasdaq Capital Market, including the time and attention of management and employees that will be diverted from operating matters to achieve and maintain such requirements;

11.    EBAC Shareholders Receiving a Minority Position in New Parent: the risks associated with EBAC Shareholders holding a minority position in New Parent following the Acquisition Closing and the transactions contemplated thereby;

12.    COVID-19: the risk of uncertainties regarding the potential impact of the ongoing COVID-19 pandemic and related economic disruption on Oculis’ business due to, among other things, difficulty in recruiting patients for clinical trials, on manufacturing of products or due to government-mandated shutdowns;

13.    Litigation: the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;

14.    Fees and Expenses: the significant fees and expenses associated with completing the Business Combination;

15.    Conflicts of Interest; the potential conflicts of interest described in the section entitled “Certain EBAC Relationships and Related Party Transactions”; and

16.    Other Risks: various other risks associated with the Business Combination, the business of EBAC and the business of Oculis, as described further under the section entitled “Risk Factors.”

In addition to considering the factors described above, the EBAC Board also considered that certain of the officers and directors of EBAC may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of EBAC Shareholders, including as a result of the corporate opportunities waiver included in EBAC’s amended and restated memorandum and articles of association. The executive officers and directors of EBAC have established reputations in the biopharma industry and might have had many opportunities available to them, which would not have needed to be disclosed to the Board in connection with its consideration of the potential Business Combination. These potential conflicts are more thoroughly described in more detail under the section entitled “Certain Relationships and Related Person Transactions,” EBAC’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the EBAC Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.

The EBAC Board concluded, based on its review of the foregoing considerations as a whole, that the potential benefits that it expected EBAC and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the EBAC Board unanimously determined that the Business Combination Agreement and the Business Combination were advisable, fair to, and in the best interests of EBAC and its shareholders. The EBAC Board realized that there can be no assurance about future results, including results considered or expected, as disclosed in the foregoing reasons.

Satisfaction of 80% Test

It is a requirement under EBAC’s amended and restated memorandum and articles of association and the Nasdaq listing requirements that the business or assets acquired in EBAC’s Business Combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for such Business Combination. As of October 17, 2022, the date of the execution of the Business Combination Agreement, the fair value of marketable securities held in the Trust Account was approximately $123.9 million (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) and 80% thereof represents approximately $99.1 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the EBAC Board reviewed the pre-transaction enterprise valuation of Oculis of approximately $208.0 million. In determining whether the equity value described above represents the fair market value of Oculis, the EBAC Board considered all of the factors described in this section and the $208.0 million Oculis enterprise value was determined as a result of arm’s-length negotiations. As a result, the EBAC Board concluded that the fair market value of the equity acquired was significantly in excess of 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account).

Interests of Certain Persons in the Business Combination

When considering the EBAC Board’s recommendation that EBAC Shareholders vote in favor of the approval of the Business Combination Proposal and the Merger Proposal, EBAC Shareholders should be aware that aside from their interests as shareholders, the EBAC Initial Shareholders and EBAC’s other current officers and directors have interests in the Business Combination that are different from, or in addition to, those of other EBAC Shareholders generally. For example, such interests may incentivize the Sponsor to complete the Business Combination with Oculis, or an alternative initial business combination with a less favorable company or on terms less favorable to EBAC Shareholders, rather than to liquidate, in which case the Sponsor would lose its entire investment. The EBAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to EBAC Shareholders that they approve the Business Combination Proposal and the Merger Proposal. EBAC Shareholders should take these interests into account in deciding whether to approve the Business Combination Proposal and the Merger Proposal.

These interests include:

1.

EBAC Initial Shareholders and the other officers and directors of EBAC have agreed not to redeem any EBAC Common Stock held by them in connection with a shareholder vote to approve a proposed initial business combination;

2.

the Sponsor paid an aggregate of $25,000 for the Founder Shares. The Founder Shares had an estimated aggregate market value of $             based upon the closing price of $             per public share on the Nasdaq Capital Market on                 , 2023, the record date for the Extraordinary General Meeting;

3.

the fact that the Sponsor transferred Founder Shares to two independent directors prior to EBAC’s initial public offering and such securities would be worthless if a business combination is not consummated within the Combination Period;

4.

EBAC Initial Shareholders and the other officers and directors of EBAC have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if EBAC fails to complete an initial business combination within the Combination Period and, in the event EBAC fails to complete an initial business combination within the Combination Period, the Founder Shares would have no value;

5.	the Registration Rights and Lock-Up Agreement will be entered into by the Sponsor, the EBAC Initial Shareholders and the other officers and directors of EBAC;

6.

the Sponsor paid an aggregate of $4.55 million for its 455,096 Private Placement Units and that such Private Placement Units (and the underlying securities) will expire worthless if a business combination is not consummated within the Combination Period. The Private Placement Units had an estimated aggregate value of $             based on the closing price of $             per unit on the Nasdaq Capital Market on                , 2023, the record date for the Extraordinary General Meeting;

7.

the Sponsor paid an aggregate of 4,550,960 for its 455,096 Private Placement Units and that such EBAC Private Placement Units (and underlying securities) will expire worthless if a business combination is not consummated within the Combination Period. The EBAC Private Placement Warrants had an estimated aggregate value of $             based on the closing price of $             per warrant on the Nasdaq Capital Market on                , 2023, the record date for the Extraordinary General Meeting;

8.	the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company;

9.

the fact that the Sponsor will own 2,846,618 New Parent Shares, which collectively will represent approximately 8.2% of outstanding New Parent Shares and have a value of approximately $28,466,180 based on an implied value of $10.00 per New Parent Share and assuming that the maximum number of EBAC Class A Common Stock are redeemed while still satisfying the Minimum EBAC Cash Condition;

10.

the right of EBAC Initial Shareholders and the other directors and officers of EBAC to receive New Parent Shares, subject to certain lock-up periods (it being understood that no contractual selling restrictions apply to any shares issued in connection with the PIPE Financing);

11.	the anticipated designation by EBAC of Martijn Kleijwegt and Geraldine O’Keefe as directors of New Parent following the Business Combination;

12.	the continued indemnification of EBAC’s existing directors and officers and the continuation of EBAC’s directors’ and officers’ liability insurance after the Business Combination;

13.

LSP 7, an affiliate of the Sponsor, previously invested $2,104,007 into Oculis on July 22, 2022 prior to the execution of the Business Combination Agreement. In connection with the Oculis Share Contribution, LSP 7 will receive 234,682 New Parent Shares;

14.

an affiliate of the Sponsor has also entered into a Subscription Agreement in connection with the PIPE Financing, pursuant to which such affiliate has agreed to subscribe for and purchase, and EBAC has agreed to issue from treasury to such affiliate, a certain number of EBAC Class A Common Stock at a price of $10.00 per share for an aggregate purchase price of $37.896 million. Certain of EBAC’s directors also hold a personal financial interest in such affiliate;

15.

the Sponsor and EBAC’s officers and directors will lose their entire investment in EBAC and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated within the Combination Period if an initial business combination is not consummated within the Combination Period. If the Business Combination is consummated within the Combination Period, pursuant to the Business Combination Agreement, the reimbursement of out-of-pocket expenses incurred by the Sponsor and its affiliates and EBAC’s officers and directors in connection with activities on EBAC’s behalf. The aggregate value of all out-of-pocket expenses for which the Sponsor and EBAC’s officers and directors are entitled to reimbursement as of                , 2023, the record date for the Extraordinary General Meeting, is $            ;

16.

if the Trust Account is liquidated, including in the event EBAC is unable to complete an initial business combination within the Combination Period, the Sponsor has agreed to indemnify EBAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which EBAC has entered into an acquisition agreement or claims of any third party for services rendered or products sold to EBAC, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account; and

17.

in connection with the consummation of the transactions contemplated hereby, each of the Founder Shares held by the Sponsor and by certain other directors of EBAC will ultimately be exchanged and converted into a number of New Parent Shares on a one-to-one basis.

These interests may influence EBAC’s directors in making their recommendation that EBAC Shareholders vote in favor of the approval of the Business Combination.

Redemption Rights

Pursuant to EBAC’s amended and restated memorandum and articles of association, holders of EBAC public shares may elect to have their shares redeemed for the right to receive an amount in cash at the applicable redemption price per share calculated in accordance with EBAC’s amended and restated memorandum and articles of association. As of September 30, 2022, this per share redemption price would have amounted to approximately $10.00 per share. If a holder of EBAC public shares exercises its redemption rights, then such holder will, subject to the Acquisition Closing being completed, be exchanging its EBAC Class A Common Stock for the right to receive an amount in cash and will not own shares of New Parent following the closing of the transactions contemplated by the Business Combination Agreement, including the Business Combination. Such a holder will be entitled to receive the right for an amount in cash for its public shares subject to the Acquisition Closing being completed and only if it properly demands redemption and delivers its shares (either physically or electronically) to the Transfer Agent in accordance with the procedures described herein. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of his, her, it or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the outstanding EBAC Class A Common Stock. Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public shareholder or group will not be redeemed for cash. The EBAC Initial Shareholders and certain other officers and directors of EBAC have agreed, for no consideration in return, to waive their redemption rights with respect to any Founder Shares and other EBAC Common Stock they may hold in connection with the consummation of the Business Combination, and the Founder Shares and such other EBAC Common Stock will be excluded from the pro rata calculation used to determine the per-share redemption price.

EBAC has no specified maximum redemption threshold under its amended and restated memorandum and articles of association, other than the aforementioned 15% threshold. Each redemption of EBAC Class A Common Stock by EBAC’s public shareholders will reduce the amount in the Trust Account, which held marketable securities with a fair value of approximately $128.3 million as of September 30, 2022. The conditions to the Acquisition Closing are for the sole benefit of the parties thereto and may be waived by such parties. If, as a result of redemptions of EBAC Class A Common Stock by EBAC’s public shareholders, the Minimum EBAC Cash Condition is not met or is not waived by the parties to the Business Combination Agreement, then either of the parties thereto may elect not to consummate the Business Combination. In addition, in no event will EBAC redeem its EBAC Class A Common Stock in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in EBAC’s amended and restated memorandum and articles of association. Under these circumstances, EBAC Shareholders may exercise their redemption rights with respect to a maximum of 12,053,995 redeemable EBAC Class A Common Stock upon consummation of the Business Combination at a redemption price of approximately $10.052 per share. The estimated per share redemption value of $10.052 was calculated by dividing the Trust Account balance of approximately $128.3 million as of September 30, 2022, by 12,754,784 EBAC Class A Common Stock outstanding and subject to redemption. Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information—Redemption Scenarios.” EBAC Shareholders who wish to redeem their public shares for cash must refer to and follow the procedures set forth in the section entitled “Extraordinary General Meeting of EBAC—Redemption Rights” in order to properly redeem their public shares. Holders of EBAC Public Warrants will not have redemption rights with respect to such warrants.

Regulatory Matters

The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any regulatory requirement or approval, except for (i) filings with the Cayman Registrar of Companies, the Commercial Register of the Canton of Zug, Switzerland and the Commercial Register of the Canton of Vaud, Switzerland to effect the Mergers and New Parent Share Capital Increase and (ii) filings required with the SEC pursuant to the reporting requirements applicable to EBAC, and the requirements of the Securities Act and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate this proxy statement/prospectus to EBAC shareholders. EBAC must comply with applicable United States federal and state securities laws in connection with the PIPE Financing, and with the Nasdaq continued listing requirements.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination. All of the sources and uses below are for illustrative purposes only. Where actual amounts are not known or knowable, the figures below represent EBAC’s good faith estimate of such amounts. The maximum redemption scenario represents the maximum amount of shares of EBAC Class A Common Stock that can be redeemed such that the Minimum EBAC Cash Condition can still be satisfied.

No Redemption Scenario(1)

Sources	(in millions)
Existing cash held in Trust Account(2)	$128
PIPE Financing(3)(5)	$76
Rollover equity(4)(5)	$203
Total Sources	$407

Uses
Rollover equity(4)(5)	$203
Cash to Balance Sheet	$189
Estimated Transaction Expenses(6)	$15
Total Uses	$407

(1)	Totals might be affected by rounding.
(2)

Assumes that none of EBAC’s outstanding public shares are redeemed in connection with the Business Combination. Excludes interest earned in the Trust Account; the actual amount of cash in the Trust Account is subject to change depending on actual interest earned. Approximately $7.0 million in Non-Redemption Agreements has been committed from existing EBAC investors as of the announcement of the Business Combination.

(3)	Approximately $12.7 million of the PIPE Financing is in the form of convertible loan agreements at zero percent interest and convertible at the Acquisition Closing.
(4)

Based on Company Equity Value under the terms of the Business Combination Agreement, with a pro-forma number of approximately 20.3 million New Parent Shares to be issued to Oculis Shareholders as rollover equity.

(5)	New Parent Shares issued to Oculis Shareholders and PIPE Investors are at a deemed value of $10.00 per share.
(6)	Represents an estimate of transaction expenses. Actual amounts may vary and may include expenses unknown at this time.

Maximum Redemption Scenario(1)

Sources	(in millions)
Existing cash held in Trust Account(2)	$39
PIPE Financing(3)(5)	76
Rollover equity(4)(5)	203
Total Sources	$318

Uses
Rollover equity(4)(5)	$203
Cash to Balance Sheet	100
Estimated Transaction Expenses(6)	15
Total Uses	$318

(1)	Totals might be affected by rounding.
(2)

Assumes that EBAC’s public shareholders exercise redemption rights with respect to 8,882,909 of EBAC’s public shares, which represents redemptions of approximately 70% of EBAC’s public shares and which is the maximum number of redemptions which may occur such that the Minimum EBAC Cash Condition would still be satisfied at a redemption price of approximately $             per share and excluding EBAC public shares subject to Non-Redemption Agreements.

(3)	Approximately $12.7 million of the PIPE Financing is in the form of convertible loan agreements at zero percent interest and convertible at the Acquisition Closing.
(4)

Based on Company Equity Value under the terms of the Business Combination Agreement, with a pro-forma number of approximately 20.3 million New Parent Shares to be issued to Oculis Shareholders as rollover equity.

(5)	New Parent Shares issued to Oculis Shareholders and PIPE Investors are at a deemed value of $10.00 per share.
(6)	Represents an estimate of transaction expenses. Actual amounts may vary and may include expenses unknown at this time.

Certain Information Relating to New Parent

New Parent Shares and New Parent Warrants currently are not traded on any stock exchange. New Parent intends to apply to list the New Parent Shares and New Parent Warrants on the Nasdaq Capital Market under the symbols “OCS” and “OCSAW,” respectively, upon the closing of the transactions contemplated by the Business Combination Agreement, including the Business Combination.

Delisting EBAC Common Stock and Deregistration of EBAC

EBAC and Oculis anticipate that, following consummation of the transactions contemplated by the Business Combination Agreement, including the Business Combination, the EBAC Class A Common Stock, EBAC Public Units and the EBAC Public Warrants will be delisted from the Nasdaq Capital Market, and EBAC will be deregistered under the Exchange Act.

Comparison of Shareholder Rights

Until consummation of the transactions contemplated by the Business Combination Agreement, including the Business Combination, Cayman Islands law and EBAC’s amended and restated memorandum and articles of association will continue to govern the rights of EBAC Shareholders. After consummation of the transactions contemplated by the Business Combination Agreement, including the Business Combination, Swiss law and the Proposed Articles of Association will govern the rights of New Parent shareholders.

There are certain differences in the rights of EBAC Shareholders prior to the Business Combination and the rights of New Parent shareholders after the Business Combination. Please see the section entitled “Comparison of Shareholder Rights.”

Certain Tax Consequences of the Business Combination

Please see the section entitled “Material Tax Considerations.”

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a capital reorganization. Under this method of accounting, EBAC will be treated as the acquired company for financial reporting purposes, whereas Oculis will be treated as the accounting acquiror. In accordance with this accounting method, the Business Combination will be treated as the equivalent of Oculis issuing stock for the net assets of EBAC, accompanied by a recapitalization. The net assets of Oculis will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Business Combination will be those of Oculis. Oculis has been determined to be the accounting acquiror for purposes of the Business Combination based on an evaluation of the following facts and circumstances:

•	After the Acquisition Closing, persons affiliated with Oculis are expected to control a majority of the New Parent Board;

•	Oculis Shareholders have the largest voting interest under both redemption scenarios;

•	Oculis is the largest entity based on the entity’s operations and number of employees;

•	Oculis’ operations prior to the Business Combination will comprise the ongoing operations of New Parent; and

•	Oculis’ existing executive officers and senior management team will comprise the executive officers and senior management team of New Parent.

The Business Combination, which is not within the scope of IFRS 3 since EBAC does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Any excess of fair value of New Parent Shares issued over the fair value of EBAC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Appraisal Rights

None of the holders of EBAC Warrants have appraisal rights in connection the Business Combination under the Cayman Companies Act. EBAC Shareholders may be entitled to give notice to EBAC prior to the meeting that they wish to dissent to the Business Combination and to receive payment of fair market value for his, her or its EBAC Common Stock if they follow the procedures set forth in the Cayman Companies Act, noting that any such dissention rights may be limited pursuant to Section 239 of the Cayman Companies Act which, states that no such dissention rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. It is the view of the EBAC Board that such fair market value would equal the amount which EBAC Shareholders would obtain if they exercise their redemption rights as described herein.

Appraisal rights are not available to Oculis Shareholders in connection with the Business Combination.

Consequences if the Adjournment Proposal is Not Approved

If the Business Combination Proposal and the Merger Proposal are not approved by EBAC Shareholders, then EBAC will not meet the conditions to closing of the Business Combination and EBAC will not consummate the Business Combination.

Vote Required for Approval

The Business Combination is conditioned on the approval of the Business Combination Proposal and the Merger Proposal at the Extraordinary General Meeting.

This Business Combination Proposal and the Merger Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be adopted and approved, subject to the next sentence, only if EBAC Shareholders approve an ordinary resolution which requires the affirmative vote of the holders of at least a majority of the outstanding EBAC Common Stock that are entitled to vote and are voted at the Extraordinary General Meeting vote “FOR” the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal.

As of the date of this proxy statement/prospectus, the Sponsor and each member of EBAC’s management team have agreed to vote any EBAC Common Stock (including Founder Shares and any other public shares of EBAC as of the record date) owned by them in favor of the Business Combination and the transactions contemplated thereby (including by voting in favor of the Business Combination Proposal, the Merger Proposal, the Adjournment Proposal and for any other proposal presented to EBAC Shareholders in this proxy statement/prospectus).

Broker non-votes and abstentions will have no effect on the outcome of the vote on the Business Combination Proposal and the Merger Proposal.

Recommendation of the EBAC Board

The EBAC Board has determined that the business combination agreement is advisable, fair to and in the best interests of EBAC and its shareholders and recommends that the shareholders vote or instruct that their vote be cast “FOR” the approval of the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal.

THE EBAC BOARD RECOMMENDS THAT EBAC’S SHAREHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL, THE MERGER PROPOSAL AND THE ADJOURNMENT PROPOSAL. WHEN YOU CONSIDER THE RECOMMENDATION OF THE EBAC BOARD, YOU SHOULD KEEP IN MIND THAT EBAC’S DIRECTORS AND EXECUTIVE OFFICERS HAVE INTERESTS IN THE TRANSACTION THAT MAY CONFLICT WITH YOUR INTERESTS AS A SHAREHOLDER, WHICH ARE DESCRIBED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS.

PROPOSAL NO. 2 — THE MERGER PROPOSAL

Overview

The Merger Proposal, if approved, will approve and authorize the Plan of Merger.

A copy of the Plan of Merger is attached to this proxy statement/prospectus as Annex C.

Reasons for the Merger Proposal

The Cayman Companies Act required that the entry into the Plan of Merger be authorized by special resolution of the shareholders of EBAC.

Vote Required for Approval

The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purpose of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on a particular proposal.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that the Plan of Merger be authorized, approved and confirmed in all respects, that European Biotech Acquisition Corp. be and is hereby authorized to enter into the Plan of Merger, and that the merger of Merger Sub 1 with and into EBAC, the separate entity existence of Merger Sub 1 will cease, and EBAC will be the surviving company and a wholly owned subsidiary of Oculis Holding AG, be authorized, approved and confirmed in all respects.”

Recommendation of the EBAC Board

THE EBAC BOARD UNANIMOUSLY RECOMMENDS THAT EBAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

The existence of financial and personal interests of one or more of EBAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of EBAC and EBAC Shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, EBAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. Please see the sections entitled “Business Combination Proposal—Interests of Certain Persons in the Business Combination” and “Risk Factors—Risks Related to EBAC and the Business Combination—Since the Sponsor and EBAC’s directors and executive officers have interests that are different from, or in addition to (and which may conflict with), the interests of EBAC Shareholders, a conflict of interest may have existed in determining whether the Business Combination with Oculis is appropriate as EBAC’s initial business combination. Such interests include that the Sponsor, as well as EBAC’s executive officers and directors, will lose their entire investment in EBAC if the Business Combination is not completed” for a further discussion of these considerations.

PROPOSAL NO. 3 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the EBAC Board to submit a proposal to approve, by ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates (i) to ensure that any supplement or amendment to this proxy statement/prospectus is provided to EBAC Shareholders, (ii) in order to solicit additional proxies from EBAC Shareholders in favor of the Business Combination Proposal and the Merger Proposal or for any other reason in connection with the transactions contemplated by the Business Combination Agreement or (iii) if EBAC Shareholders redeem an amount of EBAC Class A Common Stock such that the Minimum EBAC Cash Condition would not be satisfied.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by EBAC Shareholders, the EBAC Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the Transaction Proposals or EBAC Shareholders have elected to redeem an amount of public shares such that the Minimum EBAC Cash Condition to the obligation to closing of the Business Combination would not be satisfied

Vote Required For Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on the proposal.

Recommendation of the EBAC Board

THE EBAC BOARD UNANIMOUSLY RECOMMENDS THAT EBAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of EBAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of EBAC and EBAC shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, EBAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. Please see the sections entitled “Business Combination Proposal—Interests of Certain Persons in the Business Combination” and “Risk Factors—Risks Related to EBAC and the Business Combination—Since the Sponsor and EBAC’s directors and executive officers have interests that are different from, or in addition to (and which may conflict with), the interests of EBAC Shareholders, a conflict of interest may have existed in determining whether the Business Combination with Oculis is appropriate as EBAC’s initial business combination. Such interests include that the Sponsor, as well as EBAC’s executive Officers and directors, will lose their entire investment in EBAC if the Business Combination is not completed” for a further discussion of these considerations.

LEGAL MATTERS

The validity of New Parent Shares and New Parent Warrants has been passed on by VISCHER AG. Davis Polk & Wardwell LLP has opined upon the material U.S. federal income tax consequences of the Business Combination to U.S. shareholders.

EXPERTS

The financial statements of EBAC as of December 31, 2021 and for the period from January 8, 2021 (inception) through December 31, 2021 included in this proxy statement/prospectus have been audited by Marcum LLP (PCAOB ID: 688), an independent registered public accounting firm, as stated in their report, which includes an explanatory paragraph as to EBAC’s ability to continue as a going concern, appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Oculis SA as of December 31, 2021 and 2020 and for the years then ended included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers SA, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers SA is a member of EXPERTsuisse – Swiss Expert Association for Audit, Tax and Fiduciary.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the EBAC Board, any committee chairperson or the non-management directors as a group by writing to the EBAC Board or committee chairperson at European Biotech Acquisition Corp., EPFL Innovation Park, Bat D 3e Route J-D. Colladon, CH-1015 Lausanne, Switzerland. Following the Business Combination, such communications should be sent to Oculis Holding AG, Bahnhofstrasse 7, CH-6300 Zug, Switzerland or, once the move contemplated within two months after the Acquisition Closing has taken place, to Oculis Holding AG, EPFL Innovation Park, Bat D 3e Route J-D. Colladon, CH-1015 Lausanne, Switzerland. Each communication will be forwarded, depending on the subject matter, to the EBAC Board (or, if after the Business Combination, the New Parent Board), the appropriate committee chairperson or all non-management directors.

ENFORCEMENT OF CIVIL LIABILITIES

New Parent is organized under the laws of Switzerland and its registered office and domicile is located in Zug, Switzerland. Moreover, a number of New Parent’s directors and executive officers are not residents of the United States, and a substantial portion of the assets of such persons are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the United States upon New Parent or upon such persons or to enforce against them judgments obtained in United States courts, including judgments in actions predicated upon the civil liability provisions of U.S. federal securities laws.

New Parent has been advised by its Swiss counsel, VISCHER AG, that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law of December 18, 1987, as amended (the “PILA”). The PILA provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result would be incompatible with Swiss public policy (ordre public). Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not, as of the date of this proxy statement/prospectus, have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the PILA. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the PILA;

•	the judgment of such non-Swiss court has become final and non-appealable;

•

the counterparty has been properly served with process according to the law of the state of his/her/its domicile or ordinary residence (if in Switzerland, through judicial aid granted by the Swiss authorities) or the counterparty has unconditionally joined the proceedings;

•	the recognition of the foreign judgment is not manifestly contrary to the public policy or the law in Switzerland;

•

the proceedings leading to the judgment have respected the principles of a fair trial (as understood in Switzerland) and, in particular, that the counterparty has been granted the right to be heard and the possibility to properly defend his/her/its case; and

•

no action between the same parties and on the same subject matter has been commenced or decided first in a Swiss court and no judgment between the same parties and on the same subject matter has been first rendered by a foreign court, which judgment may be recognized in Switzerland.

HOUSEHOLDING INFORMATION

Unless EBAC has received contrary instructions, it may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if EBAC believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce expenses. A number of brokers with account holders who are EBAC Shareholders will be “householding” this proxy statement/prospectus. EBAC Shareholders who participate in “householding” will continue to receive separate proxy cards. If shareholders prefer to receive multiple sets of disclosure documents at the same address, such shareholder should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of disclosure documents, the shareholders should follow these instructions:

If the shares are registered in the name of the shareholder, the shareholder should contact EBAC at its offices at European Biotech Acquisition Corp., EPFL Innovation Park, Bat D 3e Route J-D. Colladon, CH-1015 Lausanne, Switzerland or by telephone at +41-77-976-21-09, to inform EBAC of his or her request; or

If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The transfer agent for EBAC and New Parent securities is Continental Stock Transfer & Trust Company.

FUTURE SHAREHOLDER PROPOSALS

Pursuant to the Proposed Articles of Association, the New Parent Board is required to convene an extraordinary general meeting of shareholders if one or several shareholders that represent at least 5% of the share capital request such extraordinary general meeting of shareholders in writing. Shareholders representing at least 0.5% of the share capital may request items to be put on the agenda, provided the request is made at least 45 calendar days in advance of the extraordinary general meeting concerned. Convocation requests and requests for inclusion of agenda items need to be submitted to the New Parent Board in written form, indicating the agenda items and proposals.

WHERE YOU CAN FIND MORE INFORMATION

EBAC files annual, quarterly and current reports, proxy statements and other information with the SEC required by the Exchange Act. EBAC’s public filings are also available to the public from the SEC’s website at: www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or EBAC’s other filings with the SEC (excluding exhibits), or if you have questions about the Business Combination or the proposals to be presented at the Extraordinary General Meeting, you should contact EBAC at the following address and telephone number:

European Biotech Acquisition Corp.

EPFL Innovation Park, Bat D

3e Route J-D. Colladon

CH-1015 Lausanne, Switzerland

+41-77-976-21-09

You may also obtain additional copies of this proxy statement/prospectus by requesting them in writing or by telephone from EBAC’s proxy solicitation agent at the following address and telephone number:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Individuals call toll-free: (877) 732-3619

Banks and Brokerage firms, please call collect: (212) 269-5550

You will not be charged for any of the documents you request. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

If you are an EBAC shareholder and would like to request documents, please do so by                 , 2023, or five business days prior to the Extraordinary General Meeting, in order to receive them before the Extraordinary General Meeting. If you request any documents from EBAC, such documents will be mailed to you by first class mail, or another equally prompt means.

This proxy statement/prospectus is part of a registration statement and constitutes a prospectus of New Parent in addition to being a proxy statement of EBAC for the Extraordinary General Meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an Annex to this proxy statement/prospectus.

All information contained in this proxy statement/prospectus relating to EBAC has been supplied by EBAC, and all such information relating to Oculis and New Parent has been supplied by Oculis. Information provided by either EBAC or Oculis does not constitute any representation, estimate or projection of any other party. This document is a proxy statement of EBAC for the Extraordinary General Meeting. EBAC has not authorized anyone to give any information or make any representation about the Business Combination, the transactions contemplated thereby or the parties thereto, including EBAC, that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Page
EUROPEAN BIOTECH ACQUISITION CORP.
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of December 31, 2021	F-3
Statement of Operations for the period from January 8, 2021 (Inception) through December 31, 2021	F-4
Statement of Changes in Shareholders’ Deficit for the period from January 8, 2021 (Inception) through December 31, 2021	F-5
Statement of Cash Flows for the period from January 8, 2021 (Inception) through December 31, 2021	F-6
Notes to Financial Statements	F-7

Unaudited Interim Condensed Financial Statements
Condensed Balance Sheets as of September 30, 2022 (Unaudited) and December 31, 2021	F-23

Condensed Statements of Operations for the three months ended September 30, 2022 and 2021, the nine months ended September 30, 2022, and the period from January 8, 2021 (Inception) through September 30, 2021 (Unaudited)

F-24

Condensed Statements of Changes in Shareholders’ Deficit for the three months and nine months ended September 30, 2022, the three months ended September 30, 2021, and the period from January 8, 2021 (Inception) through September 30, 2021 (Unaudited)

F-25
Condensed Statements of Cash Flows for the nine months ended September 30, 2022 and the period from January 8, 2021 (Inception) through September 30, 2021 (Unaudited)	F-26
Notes to Unaudited Condensed Financial Statements	F-27

OCULIS SA
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-49
Consolidated Statements of Loss for the years ended December 31, 2021 and December 31, 2020	F-50
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2021 and December 31, 2020	F-51
Consolidated Statements of Financial Position as of December 31, 2021 and December 31, 2020	F-52
Consolidated Statements of Changes in Equity for the years ended December 31, 2021 and December 31, 2020	F-53
Consolidated Statements of Cash Flows for the years ended December 31, 2021 and December 31, 2020	F-54
Notes to the Consolidated Financial Statements	F-55

Unaudited Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statements of Loss for the three months and nine months ended September 30, 2022 and September 30, 2021 (Unaudited)	F-83
Interim Condensed Consolidated Statements of Comprehensive Loss for the three months and nine months ended September 30, 2022 and September 30, 2021 (Unaudited)	F-84
Interim Condensed Consolidated Statements of Financial Position as of September 30, 2022 and December 31, 2021 (Unaudited)	F-85
Interim Condensed Consolidated Statements of Changes in Equity for the nine months ended September 30, 2022 and September 30, 2021 (Unaudited)	F-86
Interim Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2022 and September 30, 2021 (Unaudited)	F-87
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-88

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

European Biotech Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of European Biotech Acquisition Corp. (the “Company”) as of December 31, 2021, the related statements of operations, changes in shareholders’ deficit and cash flows for the period from January 8, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from January 8, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination and the Company currently has a mandatory liquidation date of March 18, 2023. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

New York, NY

March 31, 2022

EUROPEAN BIOTECH ACQUISITION CORP.

BALANCE SHEET

December 31, 2021

Assets
Current assets:
Cash	$868,280
Prepaid expenses	48,190

Total current assets	916,470
Investments held in Trust Account	127,556,289

Total Assets	$128,472,759

Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$57,906
Accrued expenses	447,295

Total current liabilities	505,201
Derivative warrant liabilities	2,641,980
Deferred underwriting commissions	4,464,174

Total liabilities	7,611,355

Commitments and Contingencies
Class A ordinary shares subject to possible redemption, $0.0001 par value; 12,754,784 shares at $10.00 per share	127,547,840
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 455,096 shares issued and outstanding (excluding 12,754,784 shares subject to possible redemption)	46
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 3,188,696 shares issued and outstanding	319
Additional paid-in capital	—
Accumulated deficit	(6,686,801)

Total shareholders’ deficit	(6,686,436)

Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$128,472,759

The accompanying notes are an integral part of these financial statements.

EUROPEAN BIOTECH ACQUISITION CORP.

STATEMENT OF OPERATIONS

For the Period from January 8, 2021 (inception) through December 31, 2021
General and administrative expenses	$912,095
General and administrative expenses - related party	187,742

Loss from operations	(1,099,837)
Other income (expenses):
Change in fair value of derivative warrant liabilities	2,884,910
Income from investments held in trust	8,445
Offering costs associated with derivative warrant liabilities	(314,846)

Net income	$1,478,672

Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted	10,199,476

Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$0.11

Basic weighted average shares outstanding of non-redeemable Class A ordinary shares and Class B ordinary shares	3,409,725

Basic net income per share, non-redeemable Class A ordinary shares and Class B ordinary shares	$0.11

Diluted weighted average shares outstanding of non-redeemable Class A ordinary shares and Class B ordinary shares	3,465,069

Diluted net income per share, non-redeemable Class A ordinary shares and Class B ordinary shares	$0.11

The accompanying notes are an integral part of these financial statements.

EUROPEAN BIOTECH ACQUISITION CORP.

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE PERIOD FROM JANUARY 8, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

	New Parent				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance - January 8, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	3,450,000	345	24,655	—	25,000
Sale of units in private placement, less allocation to derivative warrant liabilities	440,000	44	—	—	4,210,756	—	4,210,800
Sale of units in private placement, less allocation to derivative warrant liabilities (over-allotment)	15,096	2	—	—	145,119	—	145,121
Forfeiture of Class B ordinary shares	—	—	(261,304)	(26)	26	—	—
Remeasurement of Class A ordinary shares subject to possible redemption	—	—	—	—	(4,380,556)	(8,165,473)	(12,546,029)
Net income	—	—	—	—	—	1,478,672	1,478,672

Balance - December 31, 2021	455,096	$46	3,188,696	$319	$—	$(6,686,801)	$(6,686,436)

The accompanying notes are an integral part of these financial statements.

EUROPEAN BIOTECH ACQUISITION CORP.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 8, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

Cash Flows from Operating Activities:
Net income	$1,478,672
Adjustments to reconcile net income to net cash used in operating activities:
Offering costs associated with derivative warrant liabilities	314,846
Change in fair value of derivative warrant liabilities	(2,884,910)
Income from investments held in the Trust Account	(8,445)
General and administrative expenses paid by Sponsor in exchange for issuance of Class B ordinary shares	25,000
Changes in operating assets and liabilities:
Prepaid expenses	(48,190)
Accounts payable	57,905
Accrued expenses	376,291

Net cash used in operating activities	(688,831)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	(127,547,843)

Net cash used in investing activities	(127,547,843)

Cash Flows from Financing Activities:
Proceeds received from initial public offering, gross	127,547,840
Proceeds received from private placement, gross	4,550,960
Repayment of note payable to related parties	(37,806)
Offering costs paid	(2,956,040)

Net cash provided by financing activities	129,104,954

Net increase in cash	868,280
Cash - beginning of the period	—

Cash - end of the period	$868,280

Supplemental disclosure of noncash investing and financing activities:
Offering costs included in accrued expenses	$71,003

Offering costs paid by Sponsor under promissory note	$37,806

Deferred underwriting commissions	$4,464,174

Remeasurement of Class A ordinary shares subject to possible redemption	$(12,546,029)

The accompanying notes are an integral part of these financial statements.

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Note 1 - Description of Organization, and Business Operations

European Biotech Acquisition Corp. (the “Company”) was incorporated as a Cayman Islands exempted company on January 8, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2021, the Company had not commenced any operations. All activity for the period from January 8, 2021 (inception) through December 31, 2021 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest and other income on investments of the proceeds derived from the Initial Public Offering, along with gains and losses from the change in fair value of warrant liabilities. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is LSP Sponsor EBAC B.V., a Dutch limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on March 15, 2021. On March 18, 2021, the Company consummated its Initial Public Offering of 12,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), at $10.00 per Unit, which generated gross proceeds of $120.0 million, and incurring offering costs of approximately $7.1 million, of which $4.2 million was for deferred underwriting commissions (see Note 3). The Company granted the underwriter a 45-day option to purchase up to an additional 1,800,000 Units at the Initial Public Offering price to cover over-allotments, if any (the “Over-Allotment Units”). On May 3, 2021, the Company issued 754,784 Over-Allotment Units resulting in total gross proceeds of approximately $7.5 million, and the allotment option for the remaining 1,045,216 Over-Allotment Units expired.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 440,000 units (each, a “Private Placement Unit” and collectively, the “Private Placement Units”), at a price of $10.00 per Private Placement Unit with the Sponsor, generating gross proceeds of $4.4 million (see Note 4). If the over-allotment option would have been exercised in full, the Sponsor would have purchased an additional 36,000 Private Placement Units. On May 3, 2021, simultaneously with the issuance and sale of the Over-Allotment Units, the Company consummated the private placement with the Sponsor of 15,096 units (the “Additional Private Placement Units”), generating total proceeds of $150,960.

Upon the closing of the Initial Public Offering and the Private Placement, approximately $120.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”), located in the United States with Continental acting as trustee, and will be invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below. In addition, the Sponsor and certain investors have advanced an aggregate amount of approximately $360,000 into the Trust Account to cover for the over-allotment option, if exercised. The over-allotment option was not exercised, so the excess funds were returned to such related parties. Upon partial exercise of the over-allotment, on May 4, 2021, the Company returned excess cash of $209,040 to the related parties, and placed the net proceeds of $7.4 million in the Trust Account.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the signing of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders (the “Public Shareholders”) of its Public Shares with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account ($10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5).

These Public Shares were classified as temporary equity in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”). In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, only if a majority of the ordinary shares, represented in person or by proxy and entitled to vote thereon, voted at a shareholder meeting are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which the Company will adopt upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or vote at all. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. Subsequent to the consummation of the Initial Public Offering, the Company adopted an insider trading policy which will require insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public information and (ii) to clear all trades with the Company’s legal counsel prior to execution. In addition, the initial shareholders agreed to waive their redemption rights with respect to their Founder Shares, private placement shares (the “Private Placement Shares”) underlying the Private Placement Units and Public Shares in connection with the completion of a Business Combination. Notwithstanding the foregoing, if the Company seeks shareholder approval of its Business Combination and does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association will provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the

“Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, officers and directors (the “initial shareholders”) agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (a) that would modify the substance or timing of the Company’s obligation to provide holders of its Public Shares the right to have their shares redeemed in connection with a Business Combination or to redeem 100% of the Company’s Public Shares if the Company does not complete its Business Combination within 24 months from the closing of the Initial Public Offering, or March 18, 2023 (the “Combination Period”) or with respect to any other provision relating to the rights of Public Shareholders (including extending the deadline for completing the initial Business Combination), unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to consummate a Business Combination within the Combination Period.

The initial shareholders agreed to waive their liquidation rights with respect to the Founder Shares and Private Placement Shares held by them if the Company fails to complete a Business Combination within the Combination Period. However, if the initial shareholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period, and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account.

In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (excluding the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Going Concern

As of December 31, 2021, the Company had approximately $868,000 in their operating bank account and working capital of approximately $411,000.

Management has determined that the mandatory liquidation and subsequent dissolution that will be required if the Company does not complete a business combination before March 18, 2023 raises substantial doubt about the Company’s ability to continue as a going concern. Although Management expects that it will complete a business combination on or prior to March 18, 2023, it is uncertain whether it will be able to do so. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after March 18, 2023. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2021, the Company did not have any cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation coverage limit of $250,000, and cash held in Trust Account. As of December 31, 2021, the Company has not experienced losses on these accounts.

Investments Held in Trust Account

The Company’s portfolio of investments is comprised of investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of mutual funds, the investments are recognized at fair value. Trading securities and investments in mutual funds are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in income from investments held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. Through December 31, 2021, no amounts have been withdrawn from the Trust Account to pay taxes.

Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements” equal or approximate the carrying amounts represented in the balance sheet.

Fair Value Measurement

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC 815-40, “Derivatives and Hedging-Contracts in Entity’s Own Stock” (“ASC 815-40”).

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. The 4,251,595 warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the 151,699 Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815-40.

Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model (see Note 8). For periods subsequent to the detachment of the Public Warrants from the Units, on May 13, 2021, the fair value of the Public Warrants is based on the observable listed price for such warrants. Since the Private Placement Warrants have substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented as non-operating expenses in the statement of operations. Offering costs associated with the Class A common stock issued were charged against the carrying value of the shares of Class A ordinary shares upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption (if any) is classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares is classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, 12,754,784 shares of Class A ordinary shares subject to possible redemption is presented at redemption value as temporary equity, outside of the shareholders’ equity (deficit) section of the Company’s balance sheet.

Upon the closing of the Initial Public Offering, the Company elected to immediately recognize the remeasurement from initial book value to redemption amount. The change in the carrying value of redeemable shares of Class A ordinary shares resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2021. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2021, there were no unrecognized tax benefits and no amounts were accrued for the payment of interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A ordinary shares subject to possible redemption and non-redeemable Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares based on weighted average shares for the period. Net income (loss) per common share is calculated by dividing the net income (loss) by the weighted average shares of ordinary shares outstanding for the respective period.

The calculation of diluted net income (loss) does not consider the effect of the warrants underlying the Units sold in the Initial Public Offering (including the consummation of the Over-allotment) and the private placement warrants to purchase an aggregate of 4,403,294 Class A ordinary shares in the calculation of diluted income (loss) per share, because their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income (loss) per share is the same as basic net income (loss) per share, related to the public warrants and private placement warrants, for the period from January 8, 2021 (inception) through December 31, 2021. Remeasurement associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

The Company has considered the effect of Class B ordinary shares that were excluded from weighted average number as they were contingent on the exercise of over-allotment option by the underwriters. Since the contingency was satisfied, the Company included these shares in the weighted average number as of the beginning of the period to determine the dilutive impact of these shares, resulting in a greater number of Class B ordinary shares being included in weighted average shares for the diluted calculation.

The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net income per share for each class of ordinary shares:

	For the Period from January 8, 2021 (inception) through December 31, 2021
	Class A	Class A non- redeemable and Class B
Basic net income per ordinary share:
Numerator:
Allocation of net income	$1,108,197	$370,475
Denominator:
Basic weighted average ordinary shares outstanding	10,199,476	3,409,725

Basic net income per ordinary share	$0.11	$0.11

	For the Period from January 8, 2021 (inception) through December 31, 2021
	Class A	Class A non- redeemable and Class B
Diluted net income per ordinary share:
Numerator:
Allocation of net income	$1,103,709	$374,963
Denominator:
Diluted weighted average ordinary shares outstanding	10,199,476	3,465,069

Diluted net income per ordinary share	$0.11	$0.11

Recent Accounting Standards

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company early adopted ASU 2020-06 on January 8, 2021 using the modified retroactive method for transition. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3 - Initial Public Offering

On March 18, 2021, the Company consummated its Initial Public Offering of 12,000,000 Units, at $10.00 per Unit, generating gross proceeds of $120.0 million, and incurring offering costs of approximately $7.1 million, of which $4.2 million was for deferred underwriting commissions. The Company granted the underwriter a 45-day option to purchase up to an additional 1,800,000 Units at the Initial Public Offering price to cover over-allotments. On May 3, 2021, the Company issued 754,784 Over-Allotment Units resulting in total gross proceeds of approximately $7.5 million, and the allotment option for the remaining 1,045,216 Over-Allotment units expired.

Each Unit consists of one Class A ordinary share, and one-third of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8). On April 29, 2021, the Underwriters partially exercised the Over-allotment Option to purchase an additional 754,784 units (the “Option Units”). Each Option Unit consists of one Class A Ordinary Share and one-third of one Warrant. On May 3, 2021, the Company completed the sale of the Option Units to Underwriters for net proceeds of $7,396,883 in the aggregate after deducting the underwriter discount (the “Option Unit Proceeds”).

Note 4 - Related Party Transactions

Founder Shares

On January 18, 2021, the Sponsor paid $25,000 to cover certain expenses of the Company in consideration of 2,875,000 Class B ordinary shares, par value $0.0001, (the “Founder Shares”). On March 15, 2021, the Company effected a 6-for-5 share split, resulting in an aggregate of 3,450,000 Class B ordinary shares outstanding. Prior to the Initial Public Offering, the Sponsor transferred 25,000 Founder Shares to two of the Company’s independent directors. These 50,000 shares are not subject to forfeiture in the event the underwriters’ over-allotment option is not exercised. The Sponsor agreed to forfeit up to 450,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares will represent 20.0% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Shares and assuming the initial shareholders do not purchase any Units in the Initial Public Offering) after the Initial Public Offering. On May 3, 2021, the Company issued 754,784 Over-Allotment Units resulting in the forfeiture of 261,304 Class B ordinary shares.

The sale or transfers of the Founder Shares to members of the Company’s board of directors, as described above, is within the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Founder Shares were effectively sold or transferred subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. Stock-based compensation would be recognized at the date a Business Combination is considered probable in an amount equal to the number of Founder Shares times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founder Shares. As of December 31, 2021, the Company determined that a Business Combination is not considered probable until the business combination is completed, and therefore, no stock-based compensation expense has been recognized.

The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement Units

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 440,000 Private Placement Units, at a price of $10.00 per Private Placement Unit with the Sponsor, which generated gross proceeds of $4.4 million. If the over-allotment option is exercised in full, the Sponsor will purchase an additional 36,000 Private Placement Units. Simultaneously with the closing of the Over-Allotment on May 3, 2021, the Company consummated the second closing of the Private Placement, resulting in the purchase of an aggregate of an additional 15,096 Private Placement Units at $10.00 per additional Private Placement Unit (the “Additional Private Placement Units”), generating additional gross proceeds of approximately $151,000. The Private Placement Units (including the Private Placement Shares, the Private Placement Warrants (as defined below) and Class A ordinary shares issuable upon exercise of such warrants) will not be transferable or salable until 30 days after the completion of the initial Business Combination.

Each Private Placement Unit consists of one non-redeemable Class A ordinary share and one-third of a private placement warrant. Each whole private placement warrant underlying the Private Placement Units (the “Private Placement Warrants”) is exercisable for one whole Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the Private Placement Units was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Units and the underlying securities will expire worthless. The Private Placement Warrants will be non-redeemable (except as described in Note 6 below under “Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00”) and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Units until 30 days after the completion of the initial Business Combination.

Due to Related Parties

On January 18, 2021, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover for expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed approximately $38,000 under the Note. The Company repaid the Note in full on March 22, 2021. Subsequent to the repayment, the facility was no longer available to the Company.

In addition, the Sponsor and certain investors have advanced an aggregate amount of approximately $360,000 into the Trust Account to cover for the over-allotment option, if exercised. If the over-allotment option was not exercised, the excess funds would have been returned to such related parties. Upon partial exercise of the over-allotment, on May 4, 2021, the Company returned excess cash of $209,040 to the related parties.

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the

Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. As of December 31, 2021, the Company had no outstanding borrowings under the Working Capital Loans.

Administrative Support Agreement

Commencing on the date that the securities were first listed on the Nasdaq through the earlier of consummation of the initial Business Combination or the Company’s liquidation, the Company agreed to reimburse the Sponsor for office space, administrative and support services provided to the Company in the amount of $20,000 per month. During the period from January 8, 2021 (inception) through December 31, 2021, the Company incurred approximately $188,000 of such fees, which are recognized in general and administrative expenses-related party, in the accompanying statement of operations. As of December 31, 2021, there was no amount such fees in accounts payable on the balance sheet.

In addition, the Sponsor, officers and directors, or their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial Business Combination will be made using funds held outside the Trust Account.

Note 5 - Commitments and Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Units, Private Placement Warrants, Class A ordinary shares underlying the Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the effective date of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registered such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. However, the registration and shareholder rights agreement provide that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $2.6 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or $4.5 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

On May 3, 2021, the underwriters partially exercised their over-allotment option. As a result, the underwriters were entitled to an underwriting discount of approximately $151,000, which was paid upon closing of the over-allotment. In addition, $264,000 will be payable to the underwriters for deferred underwriting commissions.

Note 6 - Class A Ordinary Shares Subject to Possible Redemption

The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holder of the Company’s Class A ordinary shares are entitled to one vote for each share. As of December 31, 2021, there were 12,754,784 Class A ordinary shares were subject to possible redemption.

The Class A ordinary shares subject to possible redemption reflected on the balance sheet is reconciled on the following table:

Gross proceeds	$127,547,840
Less:
Fair value of Public Warrants at issuance	(5,331,850)
Offering costs allocated to Class A ordinary shares subject to possible redemption	(7,214,179)
Plus:
Remeasurement of Class A ordinary shares subject to possible redemption	12,546,029

Class A ordinary shares subject to possible redemption	$127,547,840

Note 7 - Shareholders’ Deficit

Preference Shares

The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2021, there were no preference shares issued or outstanding.

Class A Ordinary Shares

The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of December 31, 2021, there were 13,209,880 Class A ordinary shares issued and outstanding, of which 12,754,784 shares were subject to possible redemption and are classified as temporary equity (see Note 6).

Class B Ordinary Shares-

The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of December 31, 2021, the Company had 3,188,696 Class B ordinary shares issued and outstanding (See Note 4). Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding (excluding the

Private Placement Shares underlying the Private Placement Units) upon completion of the Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities (as defined herein) or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Company’s Sponsor, its affiliates or any member of the Company’s management team upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

Note 8 - Derivative Warrant Liabilities

As of December 31, 2021, the Company had 4,251,595 Public Warrants and the 151,699 Private Placement Warrants outstanding. Public Warrants may only be exercised for a whole number of shares. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Company agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, the Company will not be required to file or maintain in effect a registration statement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrant has an exercise price of $11.50, subject to adjustments as described herein, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” and “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants, except as described below. The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination (except pursuant to limited exceptions to the officers and directors and other persons or entities affiliated with the initial purchasers of the Private Placement Warrants) and they will not be redeemable by the Company (except as described under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00”) so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). The Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. If the private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00.

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported sales price (the “closing price”) of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00.

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A ordinary shares;

•

if, and only if, the closing price of Class A ordinary shares equals or exceeds $10.00 per Public Share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•

if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of Class A ordinary shares for the above purpose shall mean the volume weighted average price of Class A ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).

If the Company has not completed the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 9 - Fair Value Measurements

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis as of December 31, 2021 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account - U.S. Treasury securities	$127,556,289	$—	$—
Liabilities:
Derivative warrant liabilities - Public warrants	$2,550,960	$—	$—
Derivative warrant liabilities - Private placement warrants	$—	$91,020	$—

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants was transferred from a Level 3 measurement to a Level 1 measurement in May 2021, when the Public Warrants were separately listed and traded in an active market. The estimated fair value of the Private Placement Warrants was transferred from a Level 3 measurement to a Level 2 measurement in May 2021, as the transfer of Private Placement Warrants to anyone who is not a permitted transferee would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant.

Level 1 assets include investments in mutual funds that invest solely in U.S. government securities. The Company uses inputs such as actual trade data, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

	March 18, 2021	May 3, 2021
Exercise price	$11.50	$11.50
Stock price	$9.58	$9.59
Volatility	21.7%	18.6%
Term	5.5	5.5
Risk-free rate	0.95%	0.95%

The Company utilized a Monte-Carlo simulation to estimate the fair value of the Public and Private Placement Warrants at the issuance dates, and as of March 31, 2021. For the period from January 8, 2021 (inception)

through December 31, 2021, the Company recognized a gain resulting from changes in the fair value of derivative warrant liabilities of approximately $2.9 million, which is presented in the accompanying statement of operations.

The change in the fair value of the derivative warrant liabilities, measured using Level 3 inputs, for the period from January 8, 2021 (inception) through December 31, 2021 is summarized as follows:

Derivative warrant liabilities as of January 8, 2021 (inception)	$—
Issuance of Public and Private Placement Warrants	5,229,200
Issuance of Public Warrants - over-allotment	291,850
Issuance of Private Placement Warrants - over-allotment	5,840
Transfer of Public Warrants to Level 1	(4,691,850)
Transfer of Private Placement Warrants to Level 2	(171,570)
Change in fair value of derivative warrant liabilities	(663,470)

Derivative warrant liabilities as of December 31, 2021	$—

Note 10 - Subsequent Events

The Company has evaluated subsequent events and transactions that occurred up to the date the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

EUROPEAN BIOTECH ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	September 30, 2022	December 31, 2021
	(Unaudited)
Assets
Current assets:
Cash	$272,629	$868,280
Prepaid expenses	111,900	48,190

Total current assets	384,529	916,470
Investments held in Trust Account	128,317,115	127,556,289

Total Assets	$128,701,644	$128,472,759

Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$212,824	$57,906
Accrued expenses	1,139,742	447,295

Total current liabilities	1,352,566	505,201
Derivative warrant liabilities	440,330	2,641,980
Deferred legal fees	271,606	—
Deferred underwriting commissions	4,464,174	4,464,174

Total liabilities	6,528,676	7,611,355

Commitments and Contingencies
Class A ordinary shares subject to possible redemption, $0.0001 par value; 12,754,784 shares at $10.052 and $10.000 per share as of September 30, 2022 and December 31, 2021, respectively	128,217,115	127,547,840
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding as of September 30, 2022 and December 31, 2021	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 455,096 shares issued and outstanding (excluding 12,754,784 shares subject to possible redemption) as of September 30, 2022 and December 31, 2021	46	46
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 3,188,696 shares issued and outstanding as of September 30, 2022 and December 31, 2021	319	319
Additional paid-in capital	—	—
Accumulated deficit	(6,044,512)	(6,686,801)

Total shareholders’ deficit	(6,044,147)	(6,686,436)

Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$128,701,644	$128,472,759

The accompanying notes are an integral part of these unaudited condensed financial statements.

EUROPEAN BIOTECH ACQUISITION CORP.

CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For The Three Months Ended September 30,		For The Nine Months Ended September 30, 2022	For The Period From January 8, 2021 (Inception) Through September 30, 2021
	2022	2021
General and administrative expenses	$955,277	$193,336	$1,470,911	$417,997
General and administrative expenses—related party	60,000	60,000	180,000	140,000

Loss from operations	(1,015,277)	(253,336)	(1,650,911)	(557,997)
Other income (expenses):
Change in fair value of derivative warrant liabilities	39,520	1,453,090	2,201,650	2,796,850
Income from investments held in Trust Account	575,736	1,640	760,825	5,751
Offering costs associated with derivative warrant liabilities	—	—	—	(314,846)

Net income (loss)	$(400,021)	$1,201,394	$1,311,564	$1,929,758

Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted	12,754,784	12,754,784	12,754,784	9,679,578

Basic and diluted net income (loss) per share, Class A ordinary shares subject to possible redemption	$(0.02)	$0.07	$0.08	$0.15

Weighted average shares outstanding of non-redeemable Class A ordinary shares and Class B ordinary shares, basic	3,643,792	3,643,792	3,643,792	3,458,799

Basic net income (loss) per share, non-redeemable Class A ordinary shares and Class B ordinary shares	$(0.02)	$0.07	$0.08	$0.15

Weighted average shares outstanding of non-redeemable Class A ordinary shares and Class B ordinary shares, diluted	3,643,792	3,643,792	3,643,792	3,536,194

Diluted net income (loss) per share, non-redeemable Class A ordinary shares and Class B ordinary shares	$(0.02)	$0.07	$0.08	$0.15

The accompanying notes are an integral part of these unaudited condensed financial statements.

EUROPEAN BIOTECH ACQUISITION CORP.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)

	Ordinary Shares				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance—December 31, 2021	455,096	$46	3,188,696	$319	$—	$(6,686,801)	$(6,686,436)
Net income	—	—	—	—	—	1,510,900	1,510,900

Balance—March 31, 2022	455,096	46	3,188,696	319	—	(5,175,901)	(5,175,536)
Subsequent remeasurement of Class A ordinary shares subject to possible redemption amount	—	—	—	—	—	(93,539)	(93,539)
Net income	—	—	—	—	—	200,685	200,685

Balance—June 30, 2022	455,096	46	3,188,696	319	—	(5,068,755)	(5,068,390)
Subsequent remeasurement of Class A ordinary shares subject to possible redemption amount	—	—	—	—	—	(575,736)	(575,736)
Net loss	—	—	—	—	—	(400,021)	(400,021)

Balance—September 30, 2022	455,096	$46	3,188,696	$319	$—	$(6,044,512)	$(6,044,147)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021 AND FOR THE PERIOD FROM

JANUARY 8, 2021 (INCEPTION) THROUGH SEPTEMBER 30, 2021 (UNAUDITED)

	Ordinary Shares				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance—January 8, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	3,450,000	345	24,655	—	25,000
Sale of units in private placement, less allocation to derivative warrant liabilities	440,000	44	—	—	4,210,756	—	4,210,800
Remeasurement of Class A ordinary shares subject to possible redemption amount	—	—	—	—	(4,235,411)	(7,619,702)	(11,855,113)
Net income	—	—	—	—	—	254,840	254,840

Balance—March 31, 2021	440,000	44	3,450,000	345	—	(7,364,862)	(7,364,473)
Forfeiture of Class B ordinary shares	—	—	(261,304)	(26)	26	—	—
Sale of units in private placement, less allocation to derivative warrant liabilities, gross (over-allotment)	15,096	2	—	—	145,119	—	145,121
Remeasurement of Class A ordinary shares subject to possible redemption amount (over-allotment)	—	—	—	—	(145,145)	(545,770)	(690,915)
Net income	—	—	—	—	—	473,524	473,524

Balance—June 30, 2021	455,096	46	3,188,696	319	—	(7,437,108)	(7,436,743)
Net income	—	—	—	—	—	1,201,394	1,201,394

Balance—September 30, 2021	455,096	$46	3,188,696	$319	$—	$(6,235,714)	$(6,235,349)

The accompanying notes are an integral part of these unaudited condensed financial statements.

EUROPEAN BIOTECH ACQUISITION CORP.

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For The Nine Months Ended September 30, 2022	For The Period From January 8, 2021 (Inception) Through September 30, 2021
Cash Flows from Operating Activities:
Net income	$1,311,564	$1,929,758
Adjustments to reconcile net income to net cash used in operating activities:
Offering costs associated with derivative warrant liabilities	—	314,846
Change in fair value of derivative warrant liabilities	(2,201,650)	(2,796,850)
Income from investments held in the Trust Account	(760,825)	(5,751)
General and administrative expenses paid by Sponsor in exchange for issuance of Class B ordinary shares	—	25,000
Changes in operating assets and liabilities:
Prepaid expenses	(63,711)	(111,966)
Accounts payable	154,918	152,000
Accrued expenses	692,447	11,998
Deferred legal fees	271,606	—

Net cash used in operating activities	(595,651)	(480,965)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	—	(127,547,843)

Net cash used in investing activities	—	(127,547,843)

Cash Flows from Financing Activities:
Proceeds received from initial public offering, gross	—	127,547,840
Proceeds received from private placement, gross	—	4,550,960
Repayment of note payable to related parties	—	(37,806)
Offering costs paid	—	(2,956,040)

Net cash provided by financing activities	—	129,104,954

Net increase (decrease) in cash	(595,651)	1,076,146
Cash—beginning of the period	868,280	—

Cash—end of the period	$272,629	$1,076,146

Supplemental disclosure of noncash activities:
Offering costs included in accrued expenses	$—	$71,003
Offering costs paid by Sponsor under promissory note	$—	$37,806
Deferred underwriting commissions	$—	$4,464,174
Remeasurement of Class A ordinary shares subject to possible redemption amount	$669,275	$12,546,028

The accompanying notes are an integral part of these unaudited condensed financial statements.

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Note 1 - Description of Organization, and Business Operations

European Biotech Acquisition Corp. (the “Company”) was incorporated as a Cayman Islands exempted company on January 8, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of September 30, 2022, the Company had not commenced any operations. All activity for the period from January 8, 2021 (inception) through September 30, 2022 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination (see note 10). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of income from investments of the proceeds derived from the Initial Public Offering, along with gains and losses from the change in fair value of warrant liabilities. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is LSP Sponsor EBAC B.V., a Dutch limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on March 15, 2021. On March 18, 2021, the Company consummated its Initial Public Offering of 12,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), at $10.00 per Unit, which generated gross proceeds of $120.0 million, and incurring offering costs of approximately $7.1 million, of which $4.5 million was for deferred underwriting commissions (see Note 3). The Company granted the underwriter a 45-day option to purchase up to an additional 1,800,000 Units at the Initial Public Offering price to cover over-allotments, if any (the “Over-Allotment Units”). On May 3, 2021, the Company issued 754,784 Over-Allotment Units resulting in total gross proceeds of approximately $7.5 million, and the allotment option for the remaining 1,045,216 Over-Allotment Units expired.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 440,000 units (each, a “Private Placement Unit” and collectively, the “Private Placement Units”), at a price of $10.00 per Private Placement Unit with the Sponsor, generating gross proceeds of $4.4 million (see Note 4). If the over-allotment option would have been exercised in full, the Sponsor would have purchased an additional 36,000 Private Placement Warrants. On May 3, 2021, simultaneously with the issuance and sale of the Over-Allotment Units, the Company consummated the private placement with the Sponsor of 15,096 units (the “Additional Private Placement Units”), generating total proceeds of $150,960.

Upon the closing of the Initial Public Offering and the Private Placement, approximately $120.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”), located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and will be invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below. In addition, the Sponsor and certain investors have advanced an aggregate amount of approximately $360,000 into the Trust Account to cover for the over-allotment option, if exercised. The over-allotment option was not exercised, so the excess funds were returned to such related parties. Upon partial exercise of the over-allotment, on May 4, 2021, the Company returned excess cash of $209,040 to the related parties, and placed the net proceeds of $7.4 million in the Trust Account.

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the signing of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders (the “Public Shareholders”) of its Public Shares with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account ($10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5).

These Public Shares were classified as temporary equity in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”). In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, only if a majority of the ordinary shares, represented in person or by proxy and entitled to vote thereon, voted at a shareholder meeting are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which the Company will adopt upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or vote at all. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. Subsequent to the consummation of the Initial Public Offering, the Company adopted an insider trading policy which will require insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public information and (ii) to clear all trades with the Company’s legal counsel prior to execution. In addition, the initial shareholders agreed to waive their redemption rights with respect to their Founder Shares, private placement shares (the “Private Placement Shares”) underlying the Private Placement Units and Public Shares in connection with the completion of a Business Combination.

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Notwithstanding the foregoing, if the Company seeks shareholder approval of its Business Combination and does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association will provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, officers and directors (the “initial shareholders”) agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (a) that would modify the substance or timing of the Company’s obligation to provide holders of its Public Shares the right to have their shares redeemed in connection with a Business Combination or to redeem 100% of the Company’s Public Shares if the Company does not complete its Business Combination within 24 months from the closing of the Initial Public Offering, or March 18, 2023 (the “Combination Period”) or with respect to any other provision relating to the rights of Public Shareholders (including extending the deadline for completing the initial Business Combination), unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to consummate a Business Combination within the Combination Period.

The initial shareholders agreed to waive their liquidation rights with respect to the Founder Shares and Private Placement Shares held by them if the Company fails to complete a Business Combination within the Combination Period. However, if the initial shareholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period, and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account.

In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (excluding the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Going Concern

As of September 30, 2022, the Company had approximately $273,000 in their operating bank account and working capital deficit of approximately $968,000.

The Company’s liquidity needs through the consummation of the Initial Public Offering were satisfied through a payment of $25,000 from the Sponsor to purchase Founders Shares, and the loan proceeds from the Sponsor of $300,000 under the Note (Note 4). We repaid the Note in full on March 22, 2021. Subsequent to the consummation of the Initial Public Offering, our liquidity needs have been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, provide us Working Capital Loans (as defined in Note 4). As of September 30, 2022 and December 31, 2021, there were no amounts outstanding under Working Capital Loans.

The Company does not believe the current cash on hand will be sufficient to cover obligations that come due within one year of release. Management has determined that the liquidity and, the mandatory liquidation and subsequent dissolution that will be required if the Company does not complete a business combination before March 18, 2023, raises substantial doubt about the Company’s ability to continue as a going concern. Although Management expects that it will be able to raise additional capital to support its planned activities and complete the proposed business combination on or prior to March 18, 2023, it is uncertain whether it will be able to do so (see note 10). No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after March 18, 2023. The condensed financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the balances and results for the periods presented. Operating results for the three and nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected through December 31, 2022, or for any future interim period.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 31, 2022, which contains the audited financial statements and notes thereto. The accompanying financial information as of December 31, 2021, is derived from the audited financial statements presented in that Form 10-K.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s condensed financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of September 30, 2022 and December 31, 2021, the Company did not have any cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000, and cash held in Trust Account. As of September 30, 2022 and December 31, 2021, the Company has not experienced losses on these accounts.

Investments Held in Trust Account

The Company’s portfolio of investments, as of September 30, 2022 and December 31, 2021 is comprised of investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of mutual funds, the investments are recognized at fair value. Trading securities and investments in mutual funds are presented on the condensed balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in income from investments held in Trust Account in the accompanying condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. Through September 30, 2022, no amounts have been withdrawn from the Trust Account to pay taxes.

Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurement” equal or approximate the carrying amounts represented in the condensed balance sheets.

Fair Value Measurement

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC 815-40, “Derivatives and Hedging-Contracts in Entity’s Own Stock” (“ASC 815-40”).

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. The 4,251,595 warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the 151,699 Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815-40.

Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s condensed statements of operations. The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model (see Note 9). For periods subsequent to the detachment of the Public Warrants from the Units, on May 13, 2021, the fair value of the Public Warrants is based on the observable listed price for such warrants. Since the Private Placement Warrants have substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented as non-operating expenses in the condensed statements of operations. Offering costs associated with the Class A common stock issued were charged against the carrying value of the shares of Class A ordinary shares upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, 12,754,784 shares of Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s condensed balance sheets.

The Company has elected to initially recognize changes in redemption value immediately as they occur and subsequently adjust (for interest income and dissolution expenses) the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital (if available) and accumulated deficit. The change in the carrying value of redeemable shares of Class A ordinary shares resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of September 30, 2022 and 2021. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of September 30, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s condensed financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Net Income Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A ordinary shares subject to possible redemption and non-redeemable Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares based on weighted average shares for the period. Net income per common share is calculated by dividing the net income by the weighted average number of ordinary shares outstanding for the respective period.

The calculation of diluted net income does not consider the effect of the warrants underlying the Units sold in the Initial Public Offering (including the consummation of the Over-allotment) and the private placement warrants to purchase an aggregate of 4,403,294 Class A ordinary shares in the calculation of diluted income per share, because their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income per share is the same as basic net income per share, related to the public warrants and private placement warrants, for the three months ended September 30, 2022 and 2021, for the nine months ended September 30, 2022 and for the period from January 8, 2021 (inception) through September 30, 2021. Remeasurement associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

The Company has considered the effect of Class B ordinary shares that were excluded from the weighted average number until the contingency was resolved, as they were contingent on the exercise of over-allotment option by the underwriters. Since the contingency was satisfied, the Company included these shares in the weighted average number as of the beginning of the period to determine the dilutive impact of these shares, resulting in a greater number of Class B ordinary shares being included in weighted average shares for the diluted calculation for the applicable periods.

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net income per share for each class of ordinary shares:

	For The Three Months Ended September 30,
	2022		2021
	Class A	Class A non- redeemable and Class B	Class A	Class A non- redeemable and Class B
Basic and diluted net income (loss) per ordinary share:
Numerator:
Allocation of net income (loss), basic	$(311,135)	$(88,885)	$934,444	$266,950
Allocation of net income (loss), diluted	$(311,135)	$(88,885)	$934,444	$266,950
Denominator:
Basic weighted average ordinary shares outstanding	12,754,784	3,643,792	12,754,784	3,643,792
Diluted weighted average ordinary shares outstanding	12,754,784	3,643,792	12,754,784	3,643,792

Basic net income (loss) per ordinary share	$(0.02)	$(0.02)	$0.07	$0.07

Diluted net income (loss) per ordinary share	$(0.02)	$(0.02)	$0.07	$0.07

	For The Nine Months Ended September 30, 2022		For The Period From January 8, 2021 (Inception) Through September 30, 2021
	Class A	Class A non- redeemable and Class B	Class A	Class A non- redeemable and Class B
Basic and diluted net income per ordinary share:
Numerator:
Allocation of net income, basic	$1,020,134	$291,430	$1,421,731	$508,027
Allocation of net income, diluted	$1,020,134	$291,430	$1,413,405	$516,353
Denominator:
Basic weighted average ordinary shares outstanding	12,754,784	3,643,792	9,679,578	3,458,799
Diluted weighted average ordinary shares outstanding	12,754,784	3,643,792	9,679,578	3,536,194

Basic net income per ordinary share	$0.08	$0.08	$0.15	$0.15

Diluted net income per ordinary share	$0.08	$0.08	$0.15	$0.15

Recent Accounting Standards

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying condensed financial statements.

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Note 3 - Initial Public Offering

On March 18, 2021, the Company consummated its Initial Public Offering of 12,000,000 Units, at $10.00 per Unit, generating gross proceeds of $120.0 million, and incurring offering costs of approximately $7.1 million, of which $4.5 million was for deferred underwriting commissions. The Company granted the underwriter a 45-day option to purchase up to an additional 1,800,000 Units at the Initial Public Offering price to cover over-allotments. On May 3, 2021, the Company issued 754,784 Over-Allotment Units resulting in total gross proceeds of approximately $7.5 million, and the allotment option for the remaining 1,045,216 Over-Allotment units expired.

Each Unit consists of one Class A ordinary share, and one-third of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8). On April 29, 2021, the Underwriters partially exercised the Over-allotment Option to purchase an additional 754,784 units (the “Option Units”). Each Option Unit consists of one Class A Ordinary Share and one-third of one Warrant. On May 3, 2021, the Company completed the sale of the Option Units to the Underwriters for net proceeds of $7,396,883 in the aggregate after deducting the underwriter discount (the “Option Unit Proceeds”).

Note 4 - Related Party Transactions

Founder Shares

On January 18, 2021, the Sponsor paid $25,000 to cover certain expenses of the Company in consideration of 2,875,000 Class B ordinary shares, par value $0.0001, (the “Founder Shares”). On March 15, 2021, the Company effected a 6-for-5 share split, resulting in an aggregate of 3,450,000 Class B ordinary shares outstanding. Prior to the Initial Public Offering, the Sponsor transferred 25,000 Founder Shares to two of the Company’s independent directors. These 50,000 shares are not subject to forfeiture in the event the underwriters’ over-allotment option is not exercised. The Sponsor agreed to forfeit up to 450,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares will represent 20.0% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Shares and assuming the initial shareholders do not purchase any Units in the Initial Public Offering) after the Initial Public Offering. On May 3, 2021, the Company issued 754,784 Over-Allotment Units resulting in the forfeiture of 261,304 Class B ordinary shares during the three months ended June 30, 2021.

The sale or transfers of the Founder Shares to members of the Company’s board of directors, as described above, is within the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Founder Shares were effectively sold or transferred subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. Stock-based compensation would be recognized at the date a Business Combination is considered probable in an amount equal to the number of Founder Shares times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founder Shares. As of September 30, 2022, the Company determined that a Business Combination is not considered probable until the business combination is completed, and therefore, no stock-based compensation expense has been recognized.

The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of Class A ordinary shares equals or

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement Units

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 440,000 Private Placement Units, at a price of $10.00 per Private Placement Unit with the Sponsor, which generated gross proceeds of $4.4 million. If the over-allotment option is exercised in full, the Sponsor will purchase an additional 36,000 Private Placement Warrants. Simultaneously with the closing of the Over-Allotment on May 3, 2021, the Company consummated the second closing of the Private Placement, resulting in the purchase of an aggregate of an additional 15,096 Private Placement Units at $10.00 per additional Private Placement Unit (the “Additional Private Placement Units”), generating additional gross proceeds of approximately $151,000. The Private Placement Units (including the Private Placement Shares, the Private Placement Warrants (as defined below) and Class A ordinary shares issuable upon exercise of such warrants) will not be transferable or salable until 30 days after the completion of the initial Business Combination.

Each Private Placement Unit consists of one non-redeemable Class A ordinary share and one-third of a private placement warrant. Each whole private placement warrant underlying the Private Placement Units (the “Private Placement Warrants”) is exercisable for one whole Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the Private Placement Units was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Units and the underlying securities will expire worthless. The Private Placement Warrants will be non-redeemable (except as described in Note 6 below under “Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00”) and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Units until 30 days after the completion of the initial Business Combination.

Due to Related Parties

On January 18, 2021, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover for expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed approximately $38,000 under the Note. The Company repaid the Note in full on March 22, 2021. Subsequent to the repayment, the facility was no longer available to the Company.

In addition, the Sponsor and certain investors have advanced an aggregate amount of approximately $360,000 into the Trust Account to cover for the over-allotment option, if exercised. If the over-allotment option was not exercised, the excess funds would have been returned to such related parties. Upon partial exercise of the over-allotment, on May 4, 2021, the Company returned excess cash of $209,040 to the related parties.

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. As of September 30, 2022 and December 31, 2021, the Company had no outstanding borrowings under the Working Capital Loans.

Administrative Support Agreement

Commencing on the date that the securities were first listed on the Nasdaq, the Company agreed to reimburse affiliates of the Sponsor for office space, administrative and support services provided to the Company in the amount of $20,000 per month. Such agreement terminated as of October 17, 2022. During the three months ended September 30, 2022 and 2021, the Company incurred approximately $60,000 of such fees, which are recognized in general and administrative expenses-related party, in the accompanying condensed statements of operations. During the nine months ended September 30, 2022 and the period from January 8, 2021 (inception) through September 30, 2021, the Company incurred approximately $180,000 and $140,000 of such fees, which are recognized in general and administrative expenses-related party, in the accompanying condensed statements of operations, respectively. As of September 30, 2022 and December 31, 2021, there was $186,000 and $0 of such fees in accounts payable on the condensed balance sheets, respectively.

In addition, the Sponsor, officers and directors, or their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial Business Combination will be made using funds held outside the Trust Account.

Note 5 - Commitments and Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Units, Private Placement Warrants, Class A ordinary shares underlying the Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the effective date of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registered such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. However, the registration and shareholder rights agreement provide that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Underwriting Agreement

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $2.6 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or $4.5 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

On May 3, 2021, the underwriters partially exercised their over-allotment option. As a result, the underwriters were entitled to an additional underwriting discount of approximately $151,000, which was paid upon closing of the over-allotment. In addition, $264,000 will be payable to the underwriters for deferred underwriting commissions.

Note 6 - Class A Ordinary Shares Subject to Possible Redemption

The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holder of the Company’s Class A ordinary shares are entitled to one vote for each share. As of September 30, 2022 and December 31, 2021, there were 12,754,784 Class A ordinary shares subject to possible redemption.

The Class A ordinary shares subject to possible redemption (including the over-allotment) reflected on the condensed balance sheets is reconciled on the following table:

Gross proceeds from Initial Public Offering	$127,547,840
Less:
Fair value of Public Warrants at issuance	(5,331,850)
Offering costs allocated to Class A ordinary shares subject to possible redemption	(7,214,179)
Plus:
Remeasurement of Class A ordinary shares subject to possible redemption amount	12,546,029

Class A ordinary shares subject to possible redemption, December 31, 2021	127,547,840
Subsequent remeasurement of Class A ordinary shares subject to possible redemption amount	93,539

Class A ordinary shares subject to possible redemption, June 30, 2022	$127,641,379
Subsequent remeasurement of Class A ordinary shares subject to possible redemption amount	575,736

Class A ordinary shares subject to possible redemption, September 30, 2022	$128,217,115

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Note 7 - Shareholders’ Deficit

Preference Shares

The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2022 and December 31, 2021, there were no preference shares issued or outstanding.

Class A Ordinary Shares

The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of September 30, 2022 and December 31, 2021, there were 13,209,880 Class A ordinary shares issued and outstanding, of which 12,754,784 shares were subject to possible redemption and are classified as temporary equity (see Note 6).

Class B Ordinary Shares

The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of September 30, 2022 and December 31, 2021, the Company had 3,188,696 Class B ordinary shares issued and outstanding (See Note 4). Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding (excluding the Private Placement Shares underlying the Private Placement Units) upon completion of the Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities (as defined herein) or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Company’s Sponsor, its affiliates or any member of the Company’s management team upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

Note 8 - Derivative Warrant Liabilities

As of September 30, 2022 and December 31, 2021, the Company had 4,251,595 Public Warrants and the 151,699 Private Placement Warrants outstanding. Public Warrants may only be exercised for a whole number of shares. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Company agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

agreement; provided that if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, the Company will not be required to file or maintain in effect a registration statement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrant has an exercise price of $11.50, subject to adjustments as described herein, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” and “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants, except as described below. The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination (except pursuant to limited exceptions to the officers and directors and other persons or entities affiliated with the initial purchasers of the Private Placement Warrants) and they will not be redeemable by the Company (except as described under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00”) so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). The Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. If the private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00.

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported sales price (the “closing price”) of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00.

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A ordinary shares;

•

if, and only if, the closing price of Class A ordinary shares equals or exceeds $10.00 per Public Share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•

if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of Class A ordinary shares for the above purpose shall mean the volume weighted average price of Class A ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).

If the Company has not completed the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Note 9 - Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2022 and December 31, 2021 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

September 30, 2022
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account—Money Market Funds	$128,317,115	$—	$—
Liabilities:
Derivative warrant liabilities—Public warrants	$—	$425,160	$—
Derivative warrant liabilities—Private placement warrants	$—	$15,170	$—

December 31, 2021
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account—Money Market Funds	$127,556,289	$—	$—
Liabilities:
Derivative warrant liabilities—Public warrants	$2,550,960	$—	$—
Derivative warrant liabilities—Private placement warrants	$—	$91,020	$—

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants was transferred from a Level 3 measurement to a Level 1 measurement in May 2021, when the Public Warrants were separately listed and traded in an active market and subsequently transferred to a Level 2 in September 2022 due to low trading volume. The estimated fair value of the Private Placement Warrants was transferred from a Level 3 measurement to a Level 2 measurement in May 2021, as the transfer of Private Placement Warrants to anyone who is not a permitted transferee would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, so the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant.

Level 1 assets include investments in money market funds that invest solely in U.S. government securities. The Company uses inputs such as actual trade data, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

The following table provides quantitative information regarding Level 3 fair value measurements inputs at the initial measurement dates for the Public Warrants and Private Placement Warrants:

	March 18, 2021	May 3, 2021
Exercise price	$11.50	$11.50
Stock price	$9.58	$9.59
Volatility	21.7%	18.6%
Term	5.5	5.5
Risk-free rate	0.95%	0.95%

The Company utilized a Monte-Carlo simulation to estimate the fair value of the Public and Private Placement Warrants at the issuance dates, and as of March 31, 2021. For the three months ended September 30, 2022 and 2021, the Company recognized a gain/(loss) resulting from changes in the fair value of derivative warrant liabilities of approximately $0.04 million and $1.5 million, respectively, which is presented in the accompanying condensed statements of operations. For the nine months ended September 30, 2022 and for the period from January 8, 2021 (inception) through September 30, 2021, the Company recognized a gain/(loss) resulting from changes in the fair value of derivative warrant liabilities of approximately $2.2 million and $2.8 million, respectively, which is presented in the accompanying condensed statements of operations.

The change in the fair value of the derivative warrant liabilities (prior to the over-allotment), measured using Level 3 inputs, for the period from January 8, 2021 (inception) through June 30, 2021 is summarized as follows:

Derivative warrant liabilities at January 8, 2021 (inception)	$—
Issuance of Public and Private Warrants	5,229,200
Change in fair value of derivative warrant liabilities	(663,470)

Derivative warrant liabilities at March 31, 2021	4,565,730
Issuance of Public Warrants—over-allotment	291,850
Issuance of Private Placement Warrants—over-allotment	5,840
Transfer of Public Warrants to Level 1	(4,691,850)
Transfer of Private Placement Warrants to Level 2	(171,570)
Derivative warrant liabilities at June 30, 2021	$—
Derivative warrant liabilities at September 30, 2021	$—

Note 10 - Subsequent Events

The Company has evaluated subsequent events and transactions that occurred up to the date the financial statements were issued. Based upon this review, except for as noted below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Proposed Business Combination

On October 17, 2022, the Company (“EBAC”), entered into a Business Combination Agreement (as it may be amended and/or restated from time to time, the “Business Combination Agreement”) with Oculis SA, a public

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

limited liability company (société anonyme) incorporated and existing under the laws of Switzerland (“Oculis”). Capitalized terms used in this Quarterly Report on Form 10-Q but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Upon the terms and subject to the conditions of the Business Combination Agreement and in accordance with applicable law, as soon as practicable following the date of the Business Combination Agreement, EBAC will form, or cause to be formed, (a) Oculis Holding AG, a public limited liability company incorporated and existing under the laws of Switzerland and that will be a direct wholly owned subsidiary of EBAC (“New Parent”), (b) a new Cayman Islands exempted company that will be a direct wholly owned subsidiary of New Parent (“Merger Sub 1”), (c) another new Cayman Islands exempted company that will be a direct wholly owned subsidiary of New Parent (“Merger Sub 2”) and (d) a new limited liability company (Gesellschaft mit beschränkter Haftung) incorporated and existing under the laws of Switzerland that will be a direct wholly owned subsidiary of New Parent (“Merger Sub 3”).

In connection with the transactions contemplated by the Business Combination Agreement, among other things, (i) Merger Sub 1 will merge with and into EBAC, with EBAC surviving such merger as a wholly owned subsidiary of New Parent (the “First Merger”), (ii) as a result of the First Merger, (a) each issued and outstanding share of EBAC Common Stock will automatically convert into one class of ordinary shares of the surviving company in the First Merger (“Surviving EBAC Shares”), (b) each issued and outstanding warrant issued by EBAC to purchase Class A Common Stock of EBAC will be automatically converted into warrants of the surviving company in the First Merger (“Surviving EBAC Warrants”), and (c) EBAC will deposit or cause to be deposited with the Exchange Agent the Surviving EBAC Shares and Surviving EBAC Warrants, (iii) following the First Merger Effective Time but prior to the Second Merger Effective Time, the Exchange Agent will contribute the Surviving EBAC Shares and Surviving EBAC Warrants to New Parent in exchange for New Parent Class A ordinary shares, nominal value CHF 0.01 per share (the “New Parent Shares”) and a right to acquire New Parent Shares (each, a “New Parent Warrant”), with both New Parent Shares and New Parent Warrants to be held by the Exchange Agent solely on behalf of the holders of Surviving EBAC Shares and Surviving EBAC Warrants (the “New Parent Interests Consideration”), (iv) prior to the Second Merger Effective Time, the Exchange Agent will undertake to (a) distribute the New Parent Shares as part of the New Parent Interests Consideration to the holders of Surviving EBAC Shares and (b) distribute the New Parent Warrants as part of the New Parent Interests Consideration to the holders of Surviving EBAC Warrants, (v) after the First Merger Effective Time and following the completion of the Exchange Agent Contribution Actions, EBAC will merge with and into Merger Sub 2, with Merger Sub 2 as the surviving company and remaining a wholly owned subsidiary of New Parent, (vi) consenting Oculis shareholders executing the Company Shareholders Support Agreements will contribute their shares of Oculis to New Parent in exchange for New Parent Shares and (vii) approximately 30 days after the Acquisition Closing Date, Oculis will merge with and into Merger Sub 3, with Merger Sub 3 as the surviving company.

For additional information regarding the Business Combination Agreement, see the Company’s Current Report on Form 8-K filed with the SEC on October 17, 2022.

Registration Statement on Form F-4

New Parent initially filed a Registration Statement on Form F-4 with the SEC on November 7, 2022, in connection with the registration under the Securities Act of the shares of the New Parent’s ordinary shares and warrants to be issued in connection with the transactions contemplated in the Business Combination Agreement. However, there is no assurance as to when or if this Registration Statement will be declared effective by the SEC.

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Note 11 - Subsequent Events (Subsequent to the Filing of Form 10-Q for the Quarterly Period Ended September 30, 2022)

Subsequent to the filing of Form 10-Q for the quarterly period ended September 30, 2022, the Company identified an immaterial error in the reported weighted average shares outstanding and the allocation of net income (loss) for each class of share in the unaudited condensed financial statements included in the September 30, 2022 quarterly report in the Company’s Form 10-Q filed with the SEC on November 14, 2022. The Company incorrectly included 455,096 and 347,500 non-redeemable Class A ordinary shares in the weighted average shares outstanding of Class A ordinary shares subject to possible redemption for the periods discussed below. This error impacted the weighted average shares outstanding presented in the statements of operations for the three months ended September 30, 2021, the nine months ended September 30, 2022 and for the period from January 8, 2021 (inception) through September 30, 2021, and the net income (loss) per ordinary share disclosure in Note 2 of the Form 10-Q for these periods. The error also impacted the income (loss) allocable to each class of equity presented in the disclosure for these periods, but it did not impact the reported income (loss) per share amounts for any of the periods presented.

The Company also identified certain typographical errors in previously reported (1) Weighted average shares outstanding of non-redeemable Class A ordinary shares and Class B ordinary shares, basic, and the corresponding diluted weighted average shares amounts for the period from January 8, 2021 (inception) through September 30, 2021, and (2) Allocation of net income (loss), basic, Class A non-redeemable and Class B ordinary shares, and the corresponding diluted allocation of net income (loss) amounts for the nine months ended September 30, 2022.

The accompanying unaudited condensed financial statements for the periods described above have been revised to correct these immaterial errors. The impact of these revisions is presented below.

	For The Three Months Ended September 30, 2021
	As Previously Reported	Adjustment	As Revised
Allocation of net income (loss), basic, Class A ordinary shares	$967,783	$(33,339)	$934,444
Allocation of net income (loss), diluted, Class A ordinary shares	$967,783	$(33,339)	$934,444
Allocation of net income (loss), basic, Class A non-redeemable and Class B ordinary shares	$233,611	$33,339	$266,950
Allocation of net income (loss), diluted, Class A non-redeemable and Class B ordinary shares	$233,611	$33,339	$266,950
Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted	13,209,880	(455,096)	12,754,784
Basic and diluted net income (loss) per share, Class A ordinary shares subject to possible redemption	$0.07	—	$0.07
Weighted average shares outstanding of non-redeemable Class A ordinary shares and Class B ordinary shares, basic	3,188,696	455,096	3,643,792
Basic net income (loss) per share, non-redeemable Class A ordinary shares and Class B ordinary shares	$0.07	—	$0.07
Weighted average shares outstanding of non-redeemable Class A ordinary shares and Class B ordinary shares, diluted	3,188,696	455,096	3,643,792
Diluted net income (loss) per share, non-redeemable Class A ordinary shares and Class B ordinary shares	$0.07	—	$0.07

EUROPEAN BIOTECH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

	For The Nine Months Ended September 30, 2022				For the Period From January 8, 2021 (inception) through September 30, 2021
	As Previously Reported		Adjustment	As Revised	As Previously Reported		Adjustment	As Revised
Allocation of net income (loss), basic, Class A ordinary shares	$1,156,531		$(136,397)	$1,020,134	$1,472,772		$(51,041)	$1,421,731
Allocation of net income (loss), diluted, Class A ordinary shares	$1,156,531		$(136,397)	$1,020,134	$1,464,147		$(50,742)	$1,413,405
Allocation of net income (loss), basic, Class A non-redeemable and Class B ordinary shares	$2,550	(2)	$288,880	$291,430	$456,986		$51,041	$508,027
Allocation of net income (loss), diluted, Class A non-redeemable and Class B ordinary shares	$2,550	(2)	$288,880	$291,430	$465,611		$50,742	$516,353
Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted	13,209,880		(455,096)	12,754,784	10,027,078		(347,500)	9,679,578
Basic and diluted net income (loss) per share, Class A ordinary shares subject to possible redemption	$0.08		—	$0.08	$0.15		—	$0.15
Weighted average shares outstanding of non-redeemable Class A ordinary shares and Class B ordinary shares, basic	3,188,696		455,096	3,643,792	33,111,301	(1)	(29,652,502)	3,458,799
Basic net income (loss) per share, non-redeemable Class A ordinary shares and Class B ordinary shares	$0.08		—	$0.08	$0.15		—	$0.15
Weighted average shares outstanding of non-redeemable Class A ordinary shares and Class B ordinary shares, diluted	3,188,696		455,096	3,643,792	33,188,696	(1)	(29,652,502)	3,536,194
Diluted net income (loss) per share, non-redeemable Class A ordinary shares and Class B ordinary shares	$0.08		—	$0.08	$0.15		—	$0.15

(1)

Typographical errors being corrected in relation to the weighted average shares outstanding of non-redeemable Class A ordinary shares and Class B ordinary shares, basic, and the corresponding diluted amounts.

(2)

Typographical errors being corrected in relation to the allocation of net income (loss), basic, Class A non-redeemable and Class B ordinary shares, and the corresponding diluted allocation of net income (loss) amounts.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Oculis SA

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Oculis SA and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of loss, comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers SA

Lausanne, Switzerland

November 7, 2022

We have served as the Company’s auditor since 2019.

Consolidated Statements of Loss

(in CHF thousands, except per share data)

		For the Years Ended December 31,
	Note	2021	2020
Grant income	6. (A), 10	960	993

Operating income		960	993

Research and development expenses	6. (B)	(9,568)	(9,337)
General and administrative expenses	6. (B)	(4,624)	(3,992)

Operating expenses		(14,192)	(13,329)

Operating loss		(13,232)	(12,336)

Finance income		21	10
Finance expense	6. (C)	(5,120)	(2,628)
Exchange differences		(193)	163

Finance result, net		(5,292)	(2,455)

Loss before tax for the year		(18,524)	(14,790)

Income tax expense	6. (D)	(27)	(83)

Loss for the year		(18,552)	(14,873)

Loss per share:
Basic and diluted, loss for the period attributable to equity holders	21	(6.68)	(5.77)

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Loss

(in CHF thousands)

		For the Years Ended December 31,
	Note	2021	2020
Loss for the year		(18,552)	(14,873)
Other comprehensive loss
Items that will not be reclassified to profit or loss
Actuarial gains / (losses) of defined benefit plans	11	88	(115)
Items that may be reclassified subsequently to profit or loss
Currency translation differences	2. (D)	(28)	28

Other comprehensive profit/(loss) for the year		60	(87)

Total comprehensive loss for the year		(18,492)	(14,960)

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Statements of Financial Position

(in CHF thousands)

		As of December 31,
	Note	2021	2020
ASSETS
Non-current assets
Property, plant & equipment	7	431	491
Intangible assets	8	8,724	8,724
Right-of-use assets	9	855	948
Financial assets	13	52	50
Deferred income tax assets	6. (D)	—	6

Total non-current assets		10,062	10,220

Current assets
Prepaids and other receivables	10	944	189
Accrued income	10	760	993
Receivable from related parties	19	—	29
Cash and cash equivalents	13	46,277	4,952

Total current assets		47,981	6,164

TOTAL ASSETS		58,043	16,383

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital	15	335	297
Share premium	15	10,434	9,609
Reserve for share-based payment	12	1,967	1,640
Actuarial loss on post employment benefit obligations	11	(1,008)	(1,097)
Treasury shares	15	(100)	(100)
Cumulative translation adjustments		(303)	(275)
Accumulated losses		(72,280)	(53,728)

Total Equity		(60,955)	(43,654)

Non-current liabilities
Long-term lease liabilities	9	577	645
Long-term financial debt	14	113,502	53,978
Defined benefit pension liabilities	11	845	1,072
Deferred income tax liabilities	6. (D)	11	—

Total non-current liabilities		114,936	55,695

Current liabilities
Trade payables	16	824	790
Accrued expenses and other payables	17	3,045	3,365
Short-term lease liabilities	9	193	188

Total current liabilities		4,062	4,342

Total Liabilities		118,998	60,038

TOTAL EQUITY AND LIABILITIES		58,043	16,383

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Equity

(in CHF thousands)

		Attributable to equity holders of the parent
	Note	Share capital	Share premium	Reserve for share-based payment	Treasury shares	Cumulative translation adjustments	Actuarial (loss) / gain on post- employment benefit obligations	Accumulated losses	Total
Balance as of January 1, 2020		289	9,476	1,312	(100)	(303)	(981)	(38,855)	(29,163)
Loss for the year		—	—	—	—	—	—	(14,873)	(14,873)
Other comprehensive loss:
Actuarial loss on post-employment benefit obligations	11	—	—	—	—	—	(115)	—	(115)
Currency translation differences		—	—	—	—	28	—	—	28

Sub-total other comprehensive loss for the period		—	—	—	—	28	(115)	—	(87)

Total comprehensive loss for the period		—	—	—	—	28	(115)	(14,873)	(14,960)

Share base payment	12	—	—	328	—	—	—	—	328
Restricted shares awards	12	8	149	—	—	—	—	—	157
Transaction costs	15	—	(15)	—	—	—	—	—	(15)

Balance as of December 31, 2020		297	9,609	1,640	(100)	(275)	(1,096)	(53,728)	(43,654)

Balance as of January 1, 2021		297	9,609	1,640	(100)	(275)	(1,096)	(53,728)	(43,654)
Loss for the year		—	—	—	—	—	—	(18,552)	(18,552)
Other comprehensive loss:
Actuarial gain on post-employment benefit obligations	11	—	—	—	—	—	88	—	88
Currency translation differences		—	—	—	—	(28)	—	—	(28)

Sub-total other comprehensive profit (/loss) for the period		—	—	—	—	(28)	88	—	60

Total comprehensive loss for the period		—	—	—	—	(28)	88	(18,552)	(18,492)

Share base payment	12	—	—	328	—	—	—	—	328
Restricted shares awards	12	39	837	—	—	—	—	—	876
Transaction costs	15	—	(12)	—	—	—	—	—	(12)

Balance as of December 31, 2021		335	10,434	1,967	(100)	(303)	(1,008)	(72,280)	(60,955)

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(in CHF thousands)

		For the Years Ended December 31,
	Note	2021	2020
Operating activities
Loss before tax		(18,524)	(14,790)
Non cash adjustments:
- Net financial result		53	(155)
- Depreciation of property, plant and equipment	6. (B), 7	88	104
- Depreciation of right-of-use assets	6. (B), 9	147	124
- Recognized expense for stock option plan	6. (B), 12	328	328
- Payroll expenses related to restricted stock	12, 15	876	157
- Interest expense on Series B & C shares	6. (C), 14	4,996	2,560
- Interests on lease liabilities	9	49	50
- Post-employment benefits	11	(139)	77
- Non-realized foreign exchange differences		(792)	28
Working capital adjustments:
- De/(In)crease in prepaid and other receivables		(731)	169
- De/(In)crease in accrued income	10	233	230
- Changes in receivables/payables from/to related parties	19	29	10
- (De)/Increase in trade payables	16	30	(649)
- (De)/Increase in accrued expenses and other payables	17	(352)	(211)
Interest paid		(116)	(58)

Net cash flows used in operating activities		(13,825)	(12,029)
Investing activities
Payment for purchase of property, plant and equipment	7	(28)	(19)

Net cash from/(used in) investing activities		(28)	(19)
Financing activities
Transaction costs	14, 15	(804)	(67)
Proceeds from issuance of preferred shares, classified as liabilities	14	56,096	5,025
Principal payment of lease obligation	9	(98)	(98)

Net cash from/(used in) financing activities		55,194	4,859

(De)/Increase in cash and cash equivalents		41,341	(7,189)

Cash and cash equivalents, beginning of period	13	4,952	12,152
Exchange difference		(15)	(12)
Cash and cash equivalents, end of period	13	46,277	4,952

Net cash and cash equivalents variation		41,341	(7,189)

The accompanying notes form an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Oculis SA (“Oculis”, the “Group”, or the “Company”) is a limited company (société anonyme) with registered office at EPFL Innovation Park, c/o Bâtiment D, 1015 Lausanne, Ecublens, Switzerland and its shares are not publicly traded. It was established on December 11, 2017.

The Company controls four wholly owned subsidiaries: Oculis ehf (“Oculis Iceland”), which was incorporated in Reykjavik, Iceland on October 28, 2003, Oculis France SARL (“Oculis France”) which was incorporated in Paris, France on March 27, 2020, Oculis US Inc. (“Oculis US”) which was incorporated in Delaware, USA, on May 26, 2020, and Oculis HK, Limited (“Oculis HK”) which was incorporated in Hong Kong, China on June 1, 2021. The Company and its subsidiaries form the Oculis Group (the “Group”).

The purpose of the Group is the research, study, development, sale and marketing of biopharmaceutical products and substances as well as the purchase, sale and exploitation of intellectual property rights, such as patents and licenses within the field of biopharmaceutical products. More precisely, Oculis is a global biopharmaceutical company driven to save sight and improve eye care with breakthrough innovations to deliver life-changing treatments for patients worldwide. The Company’s highly differentiated pipeline includes candidates for topical retinal treatments, topical biologics and disease modifying treatments.

The consolidated financial statements of Oculis as of and for the year ended December 31, 2021 were authorized for issue by the Company’s Board of Directors on November 7, 2022.

2. BASIS OF PREPARATION AND CHANGES TO THE GROUP’S ACCOUNTING POLICIES

(A) Going concern

The Group’s accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances, as well as government research and development grants. The Board of Directors believes that the Group has the ability to meet its financial obligations for at least the next 12 months. In April and December 2021, the Company completed a Series C equity financing (see Note 14) for CHF 56.1 million ($60.6 million) to operate its business and execute its strategic plan and meet its financial obligations for at least the next 12 months.

The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, and (iv) attract and retain key personnel. The Company’s success is subject to its ability to being able to raise capital to support its operations. To date, the Company has financed its cash requirements primarily through share issuances and grant income. Shareholders should note that the long-term viability of the Company is dependent on its ability to raise additional capital to finance its future operations. The Company will continue to evaluate additional funding through public or private financings, debt financing or collaboration agreements. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavorable terms.

Since the first half of 2020, the COVID-19 pandemic has negatively impacted the economies of most countries around the world. The Group’s operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. With regards to the Group’s clinical programs, certain of its clinical trials and outsourced development work experienced delays as a result of the pandemic. Since the onset of the pandemic, the Company has kept in close contact with its external vendors and continues to partner closely with principal investigators and clinical sites and assesses the impact of the COVID-19 pandemic on its clinical trials. Further, the Group has modified its business practices and continues to adapt to the changing environment, including moderating employee travel, developing social distancing plans for its employees and restricting physical participation in meetings, events and conferences. As the COVID-19 pandemic continues to evolve, the Group believes the extent of the impact to its operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the global economies and the timing, scope and effectiveness of national, regional and local governmental responses to the pandemic. Those primary drivers are beyond the Group’s knowledge and control and cannot be reasonably predicted. However, on the basis of the risk mitigation measures undertaken, the Group has concluded that there is no material uncertainty that may cast a significant doubt upon the Group’s ability to continue as a going concern.

(B) Statement of compliance

The consolidated financial statements of Oculis SA are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(C) Basis of measurement

The policies set out below are consistently applied to all the years presented. The consolidated financial statements have been prepared under the historical cost convention.

The financial information is presented in thousands of CHF. The totals are calculated with the original unit amounts, which could lead to rounding differences. These differences in thousands of units are not changed in order to keep the accuracy of the original data.

(D) Functional currency

The consolidated financial statements of the Group are expressed in Swiss Francs (“CHF”), which is the Company’s functional and the Group’s presentation currency. The functional currency of the Company and Oculis Iceland is CHF. The functional currency for Oculis France is EUR, for Oculis US is USD, and for Oculis Hong Kong is HKD.

Assets and liabilities of foreign operations are translated into CHF at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below. The policies set out below are consistently applied to all the years presented, unless otherwise stated.

(A) Current vs. non-current classification

The Company presents assets and liabilities in the balance sheet based on current and non-current classification. The Company classifies all amounts to be realized or settled within 12 months after the reporting period to be current and all other amounts to be non-current.

(B) Foreign currency transactions

Foreign currency transactions are translated into the functional currency Swiss Francs (CHF) using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at reporting date. Any gains or losses from these translations are included in the statements of loss in the period in which they arise.

(C) Group accounting

Prior to 2020, the Company had only one subsidiary, Oculis ehf, Iceland. During the first half of 2020, Oculis established two new and fully owned subsidiaries. Oculis France was established on March 27, 2020 and Oculis US on May 26, 2020. Oculis Hong Kong was established on June 1, 2021. The Company’s consolidated financial statements present the aggregate of the five Group entities, after elimination of intra-group transactions, balances, investments and capital.

(D) Segment reporting

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, has one reporting segment.

The Company has locations in five countries: Switzerland, Iceland, France, USA and Hong Kong. An analysis of non-current assets by geographic region is presented in Note 5, “Segment Information”.

(E) Leases

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for leases of low value assets and leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the expected contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless this is not readily determinable, in which case the Group’s incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate and remain unchanged throughout the lease term. Other variable lease payments are expensed.

On initial recognition, the carrying value of the lease liability also includes:

•	amounts expected to be payable under any residual value guarantee; and

•	the exercise price of any purchase option granted in favor of the group if it is reasonably certain to assess that option.

Right of use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for lease payments made at or before commencement of the lease and initial direct costs incurred.

Subsequent to the initial measurement, lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are depreciated on a straight-line basis over the remaining expected term of the lease or over the remaining economic life of the asset if, rarely, this is judged to be shorter than the lease term.

When the Group revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the expected payments over the revised term, which are discounted using a revised discount rate. The carrying value of lease liabilities is similarly revised if the variable future lease payments dependent on a rate or index revised. In both cases, an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortized over the remaining lease term. If the carrying amount of the right-of-use asset is adjusted to zero, any further reduction is recognized in profit or loss.

(F) Grant income recognition

Grant income is recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with, and in the year when the related expenses are incurred.

(G) Taxes

Taxes reported in the consolidated income statements include current and deferred taxes on profit. Taxes on income are accrued in the same periods as the revenues and expenses to which they relate.

Deferred taxation is the tax attributable to the temporary differences that appear when taxation authorities recognize and measure assets and liabilities with rules that differ from those of the consolidated accounts. Deferred income tax is calculated using the liability method, and determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled. Any changes of the tax rates are recognized in the income statement unless related to items directly recognized in equity or other comprehensive loss.

Deferred tax liabilities are recognized on all taxable temporary differences. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences or the unused tax losses can be utilized. Deferred income tax assets from tax credit carry forwards are recognized to the extent that the national tax authority confirms the eligibility of such a claim and that the realization of the related tax benefit through future taxable profits is probable. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(H) Earnings / (loss) per share

The Company presents basic earnings / (loss) per share for each period in the financial statements. The earnings (loss) per share is calculated by dividing the earnings / (loss) of the period by the weighted average number of shares outstanding during the period. Diluted earnings per share, applicable in case of positive result, reflect the potential dilution that could occur if dilutive securities such as preferred shares or share options were vested or exercised into common shares.

(I) Preferred shares

Judgment was required in determining the classification of the preferred shares issued by the Company as either equity or liabilities. The preferred shareholders hold certain preference rights that include preferential distribution of proceeds in the case of liquidity events as defined in the shareholder agreements. Under IAS 32 the Company classifies the Preferred Shares as liabilities. This applies to Series A, B and C shares as per Note 14.

(J) Property, plant and equipment

All property, plant and equipment are shown at cost, less subsequent depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Depreciation is calculated on a straight-line basis over the useful life, according to the following schedule:

Category	Useful life in years
Laboratory equipment	5 - 7
Laboratory fixtures and fittings	10
Office - IT tools	2 - 3
Office furniture and equipment	5

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is impaired immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposal or retirement of tangible fixed assets are determined by comparing the proceeds received with the carrying amounts and are included in the consolidated income statements.

(K) Intangible assets

(a) Research and development costs

Research expenditure is recognized in expense in the year in which it is incurred. Internal development expenditure is capitalized only if it meets the recognition criteria of IAS 38 “Intangible Assets”. Where regulatory and other uncertainties are such that the criteria are not met, which is almost invariably the case prior to approval of the drug by the relevant regulatory authority, the expenditure is recognized in the income statement. Where, however, recognition criteria are met, internal development expenditure is capitalized and amortized on a straight-line basis over its useful economic life.

(b) Licenses

Licenses acquired are capitalized as intangible assets at historical cost and amortized over their useful lives, which are determined on a basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received. These licenses are tested for impairment in the last quarter of each financial period, or when there is any indication for impairment.

Amortisation of capitalised licenses is to be charged to research and development expenses.

(c) Impairment of licenses

Impairment of capitalized licenses is charged to research and development expenses.

(L) Impairment of non-financial assets

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets (“cash-generating units”). Impairment losses are recognized in the income statement. Prior impairments of non-financial assets are reviewed for possible reversal of the impairment at each reporting date.

(M) Financial instruments

The principal financial instruments used by the Group are as follows:

•	Other receivables

•	Cash and short-term deposits

•	Long-term financial debt

•	Trade and other payables

These financial instruments are carried at amortized cost.

Due to their short-term nature, the carrying value of cash and cash equivalents, prepaids and other receivables, and trade and other payables approximates their fair value. For details of the fair value hierarchy, valuation techniques, and significant unobservable inputs related to determining the fair value of long-term financial debt, refer to Note 20.

(a) Other receivables

The carrying amount of other receivables is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement. Subsequent recoveries of amounts previously written off are credited to the income statement.

(b) Cash and cash equivalents

Cash and cash equivalents include cash in hand and highly liquid investments with original maturities of three month or less. This position is readily convertible to known amounts of cash.

(c) Long-term financial debt

Long-term financial debt exclusively results from the issuance of preferred shares that qualify as financial liabilities under IAS 32. Long-term financial debt is carried at amortized cost, plus the accrued interest/preferred dividend payments that are due by the Group under certain conditions. Refer to Note 14 for further information.

(d) Trade and other payables

Trade and other payables are amounts due to third parties in the ordinary course of business.

(N) Employee benefits

(a) Pension obligations

The Group operates a defined benefit pension plan for its Swiss-based employees, which is held in multi-employer fund. The pension plan is funded by payments from employees and from the Company. The Company’s contributions to the defined contribution plans are charged to the income statement in the year to which they relate.

The liability / asset recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

(b) Employee Participation

The Group operates an equity-settled, share-based compensation plan, under which the entity receives services from employees as consideration for equity instruments (e.g. options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(O) Standard and Interpretations in issue not yet adopted

The International Accounting Standards Board (IASB) issued a number of standards, amendments to standards, and interpretations, which will be effective in the future. There are no standards, amendments or interpretations that are not yet effective and that would be expected to have a material impact on the Group in the current reporting periods.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Group’s principal accounting policies are set out in Note 3 of the Group’s consolidated financial statements and conform to International Financial Reporting Standards (IFRS). Significant judgments and estimates are used in the preparation of the consolidated financial statements which, to the extent that actual outcomes and results may differ from these assumptions and estimates, could affect the accounting in the areas described in this section.

(A) Impairment of licenses

The Group assesses whether there are any indicators of impairment for all licenses at each reporting date, which refers exclusively to a license of a specific product candidate: OCS-02. Given the stage Oculis’ development activities and the importance of OCS-02 in Oculis’ portfolio, the impairment test is performed first on the basis of a fair value model for the entire Company using a market approach, and second on the basis of the continued development feasibility of the relevant product candidate. Refer to Note 8.

(B) Deferred income taxes

Deferred income tax assets are recognized for all unused tax losses only to the extent that it is probable that taxable profits will be available against which the losses can be utilized. Judgment is required from management to determine the amount of tax asset that can be recognized, based on forecasts and tax planning strategies. Given the uncertainty in the realization of future taxable profits, no tax asset on unused tax losses has been recognized as of December 31, 2021 and 2020. Refer to Note 6. (D).

(C) Pension benefits

The present value of the pension obligations depends on several factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations. The independent actuary of the Group uses statistical based assumptions covering future withdrawals of participants from the plan and estimates on life expectancy. The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences could have a significant impact on the amount of pension income or expenses recognized in future periods.

The Group determines the appropriate discount rate at the end of each year. This is the interest rate used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions.

(D) Share-based compensation

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of equity-based awards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions, if applicable. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of instruments that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, prospectively in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

Stock options granted are valued using the Black-Scholes option pricing model (see Note 12). This valuation model as well as parameters used such as expected volatility and expected term of the stock options are partially based on management’s estimates. The Company estimates the fair value of non-vested stock awards (restricted shares and restricted share units) using a reasonable estimate of market value of the common stock on the date of the award. The Company classifies its share-based payments as equity-classified awards as they are settled in shares of the common stock. The Company measures equity-classified awards at their grant date fair value and does not subsequently remeasure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at grant-date amortized over the vesting period of the award using the graded method. The Company reclassifies a portion of vested awards to share premium as the awards vest. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

5. SEGMENT INFORMATION

The table below provides non-current assets, excluding financial and deferred income tax assets, by geographic area:

	As of December 31,
	Switzerland		Iceland		Others		Total
in CHF thousands	2021	2020	2021	2020	2021	2020	2021	2020
Intangible assets	8,724	8,724	—	—	—	—	8,724	8,724
Property, plant & equipment	29	27	400	462	2	2	431	491
Right-of-use assets	52	72	803	876	—	—	855	948

Total	8,805	8,823	1,203	1,338	2	2	10,010	10,163

6. INCOME AND EXPENSES

(A) GRANT INCOME

Grant income reflects research and development expenses reimbursements and certain research projects managed by Icelandic governmental institutions. Refer to Note 10.

(B) OPERATING EXPENSES

	For the Years Ended December 31,
	Research and Development Expenses		General and Administrative Expenses		Total Operating Expenses
in CHF thousands	2021	2020	2021	2020	2021	2020
Personnel expenses	(4,407)	(3,826)	(2,416)	(1,771)	(6,823)	(5,597)

Payroll	(4,189)	(3,612)	(2,306)	(1,657)	(6,495)	(5,269)
Share-based compensation	(218)	(214)	(110)	(114)	(328)	(328)

Operating expenses	(5,161)	(5,510)	(2,208)	(2,221)	(7,369)	(7,732)

External service providers	(4,786)	(5,154)	(1,681)	(1,744)	(6,467)	(6,898)
Other operating expenses	(189)	(167)	(478)	(438)	(667)	(606)
Depreciation of PPE	(78)	(89)	(10)	(15)	(88)	(104)
Depreciation of right-of-use assets	(108)	(99)	(39)	(24)	(147)	(124)

Total	(9,568)	(9,337)	(4,624)	(3,992)	(14,192)	(13,329)

In order to help companies during the COVID-19 pandemic, the Swiss authorities reimbursed part of the salaries and social charges for employees that could not work full time due to COVID-19 impact. The related reimbursements received amounted to CHF 20 thousand and CHF 41 thousand for 2021 and 2020, respectively.

(C) FINANCE EXPENSE

	For the Years Ended December 31,
in CHF thousands	2021	2020
Interest expense accrued on Series B and C shares	(4,996)	(2,560)
Interest on lease liabilities	(49)	(50)
Interest expense	(75)	(18)

Total	(5,120)	(2,628)

Finance expense primarily represents interest related to the preferred dividend owed to the preferred Series B and C shares (refer to Note 14). Preferred Series B and C shares qualify as liabilities under IAS 32 and the related accrued dividend as interest expense.

(D) INCOME TAX AND DEFERRED TAX

	For the Years Ended December 31,
in CHF thousands	2021	2020
Current income tax expense	(22)	(1)
Deferred tax expense	(5)	(82)

Total tax expense reported in the income statement	(27)	(83)

The Group’s expected tax expense for each year is based on the applicable tax rate in each individual jurisdiction, which ranged between 13.6% and 28.0% for both 2021 and 2020 in the tax jurisdictions in which the Group operates. The weighted average tax rate applicable to the profits of the consolidated entities was 13.6% for both

2021 and 2020. The tax on the Group’s profit / loss before tax differs from the statutory amount that would arise using the weighted average applicable tax rate as follows:

	For the Years Ended December 31,
in CHF thousands	2021	2020
Group’s average expected tax rate	13.6%	13.6%
Accounting loss before income tax	(18,524)	(14,790)
Taxes at weighted average income tax	2,521	1,997
Effect of unrecorded tax losses	(1,869)	(1,732)
Effect of non-deductible expenses	(679)	(348)

Total tax expense reported in the income statement	(27)	(83)

As of December 31, 2021 and 2020, the Group has tax losses which arose mainly in Switzerland that are available for offset against future taxable profits of the company until expiration. Deferred tax assets have not been recognized in respect of these losses in Switzerland as it is not probable that future taxable profit will be available against which the unused tax losses can be utilized. This does not affect the management assumption on the going concern hypothesis of the Group. Below is the maturity of the Group reportable losses:

	As of December 31,
in CHF thousands	2021	2020
2025	16,553	16,553
2026	12,917	12,917
2027	12,385	12,385
2028	14,283	—

Total	56,138	41,855

The Group did not recognize the following temporary differences:

	As of December 31,
in CHF thousands	2021	2020
Pension	845	1,072
Tax losses in Switzerland	56,138	41,855
Leasing	(85)	(64)
Intangible asset	(4,025)	(4,025)

Total	52,873	38,838

	For the Years Ended December 31,
	2021	2020
The balance sheet contains the following
Deferred tax assets	—	6
Deferred tax liabilities	(11)	—

The deferred tax liability recorded in 2021 relates to temporary differences on the valuation of property, plant and equipment in Iceland.

7. PROPERTY, PLANT AND EQUIPMENT

in CHF thousands	Lab - equipment	Lab - fixtures and fittings	Office equipment & IT tools	Total
Acquisition cost:
Balance as of December 31, 2019	532	195	78	804

Acquisitions	8	—	11	19

Balance as of December 31, 2020	540	195	88	823

Acquisitions	15	—	13	28

Balance as of December 31, 2021	555	195	101	851

in CHF thousands	Lab - equipments	Lab - fixtures and fittings	Office equipment & IT tools	Total
Accumulated depreciation:
Balance as of December 31, 2019	(174)	(28)	(26)	(228)

Depreciation expense - note 6. (B)	(73)	(17)	(15)	(104)

Balance as of December 31, 2020	(246)	(44)	(41)	(332)

Depreciation expense - note 6. (B)	(59)	(15)	(14)	(88)

Balance as of December 31, 2021	(305)	(59)	(55)	(420)

Carrying amount:
As of December 31, 2020	293	150	48	491
As of December 31, 2021	249	135	46	431

8. INTANGIBLE ASSETS

Intangible assets as of December 31, 2021 and 2020 of CHF 8,724 thousand refer exclusively to a license purchased under a license agreement dated December 19, 2018 with Novartis.

This licensed asset is a novel topical anti-TNF alpha antibody for ophthalmic indications. The compound, renamed as OCS-02, is based on a proprietary single-chain antibody fragment technology specifically designed for topical delivery. Three clinical trials were conducted by Novartis Institute of Biomedical Research, including two Phase II controlled studies under IND. The Phase II studies demonstrated positive results and showed a promising profile for treating inflammatory conditions of the anterior segment of the eye, including Dry Eye Disease and Uveitis.

(A) Carrying amount and amortization

The carrying amount of this license is CHF 8,724 thousand as of December 31, 2021 and 2020. The cost of the license was obtained using the discounted cash flow (DCF) model, with Oculis recognizing CHF 4,025 thousand as the license was partially acquired in a share-based compensation transaction completed in 2019 which increased the amount of share premium for the corresponding value.

The product candidate related to the capitalized intangible assets is not yet available for use. The amortization of the license will be accounted for when the market approval is obtained.

(B) Annual impairment testing

Oculis performs an assessment of its licenses in the context of its annual impairment test. Given the stage Oculis’ development activities and the importance of the relevant product candidate, OCS-02, in Oculis’ portfolio, the impairment test is performed first on the basis of a fair value model for the entire Company using a market approach and second on the basis of the continued development feasibility of OCS-02.

Oculis performs its annual impairment tests on its entire portfolio of research and development assets, by deriving the fair value from an observable valuation for the entire Company (enterprise value) based on the latest rounds of external financing. The enterprise value of Oculis, i.e. the Company’s total value, is derived from the latest issuance of preference shares. The preference shares qualify as financial liability instruments under IAS 32 and are classified as long-term liabilities (see Note 14). The fair value of the asset portfolio is derived by deducting the carrying value of tangible assets, which consist primarily of cash and cash equivalents, from the Company valuation. In 2021 and 2020 this resulted in a derived fair value of Oculis’ portfolio of research and development assets that was multiple times the carrying value of its intangible assets.

OCS-02, is additionally tested for impairment by assessing its probability of success. Assessments includes reviews of the following indicators, and if the candidate fails any of those indicators the entire balance is written off:

•

Importance allocated to the candidate within Oculis’ development portfolio, including future contractual commitments and internal budgets approved by the Board of Directors for ongoing and future development;

•

Consideration of the progress of technical development and clinical trials, including obtaining technical development reports, efficacy and safety readout data, and discussions with regulatory authorities for new trials; and

•	Consideration of market potentials supported where available by external market studies, and assessments of competitor products and product candidates.

In 2021 and 2020, review of all these indicators for OCS-02 was positive. No impairment losses were recognized in 2021 and 2020.

9. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

As of January 1, 2019, the Company recognized CHF 1,083 thousand of right-of-use of leased assets and lease liabilities. The entire amount is related to facility leases.

The Company recognized depreciation expense of CHF 147 thousand and CHF 124 thousand in 2021 and 2020, respectively. Movements of right-of-use assets and lease liabilities are summarized below:

	Right-of-use assets
in CHF thousands	2021	2020
Balance as of January 1,	948	964

Indexation for the period	26	27
Addition/remeasurement/renewal of lease period Oculis SA office lease	28	81
Depreciation charge for the period	(147)	(124)

Balance as of December 31,	855	948

There are no variable lease payments which are not included in the measurement of lease obligations. Expected extension options have been included in the measurement of lease liabilities.

	Lease liabilities
in CHF thousands	2021	2020
Balance as of January 1,	(833)	(998)

Addition/remeasurement/renewal of lease period Oculis SA office lease	(28)	(81)
FX revaluation	18	175
Indexation for the period	(26)	(27)
Interest expense for the period	(49)	(50)
Lease payments for the period	147	148

Balance as of December 31,	(770)	(833)

The following table presents the lease obligations:

	As of December 31,
in CHF thousands	2021	2020
Current	(193)	(188)
Non-current	(577)	(645)

Total	(770)	(833)

10.	PREPAIDS AND OTHER RECEIVABLES, AND ACCRUED INCOME

Prepaid and other receivables:

	As of December 31,
in CHF thousands	2021	2020
Prepaid expenses	793	72
VAT	150	110
Other receivables	1	7

Total	944	189

The increase in prepaid expenses was primarily related to R&D prepayments for the start of clinical trials.

Accrued income:

Iceland offers incentives for research and development in the form of tax credits for innovation companies as outlined in Act No 152/2009. The aid is granted as a reimbursement of companies´ paid income tax or paid out in cash when the tax credit is higher than the calculated income tax. The tax credit is subject to companies having a research project approved as eligible for tax credit by the Icelandic Centre for Research (Rannís). These grants are claimed together with annual tax filings in ISK and reimbursed in the fourth quarter of the following year, which implies a revaluation based on ISK/CHF closing rate at each reporting date.

On May 11, 2020, the Icelandic Parliament passed a legislation changing certain provisions of Act No 152/2009 on tax credits for innovation companies. The changes involve temporary provisions which may affect Oculis potential grant income for costs incurred in 2020 and 2021. The changes involve (i) the increase of possible tax credit for SMEs from 20% to 35%; (ii) an increase in the overall cap on eligible costs from ISK 900 million to ISK 1,100 million; and (iii) the introduction of a new annual cap on outsourced expenses at ISK 200 million, which was previously only subject to the overall cap on eligible expenses. The new legislation had a positive impact of CHF 326 thousand in 2021, and no material impact in 2020.

In relation to the 2020 reimbursement, Oculis ehf received CHF 998 thousand in 2021 for its 2020 accrued income estimated at CHF 993 thousand. The difference between the actual reimbursement amount and the accrued income was due to foreign exchange fluctuations of ISK and CHF on December 31, 2020, and the payment date in November 2021. The Group accrued an income to be received of CHF 760 thousand for 2021.

11. PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT PLANS

The Company’s Swiss pension plan is classified as a defined benefit plan under IFRS. Employees of the Icelandic, French and American subsidiaries are covered by local post-retirement defined contribution plans.

(A) Iceland pension

Pension costs are charged to the income statement when incurred. CHF 117 thousand and CHF 127 thousand were recorded related to Iceland pension expenses in 2021 and 2020, respectively.

(B) French retirement plan

Pension costs are charged to the income statement when incurred. In 2021, pension costs amounted to CHF 47 thousand and CHF 20 thousand in 2020.

(C) U.S. retirement plan

The U.S. entity adopted a 401(k) defined contribution plan effective December 1, 2020. There were no employer contributions made and plan administration cost was immaterial in 2021 and 2020.

(D) Hong Kong

The subsidiary in Hong Kong has not employed any personnel in 2021. Consequently, there was no pension plan in place and no pension related costs have occurred.

(E) Switzerland pension plan

The Company’s Swiss entity is affiliated to a collective foundation administrating the pension plans of various unrelated employers that qualifies as defined benefit plan under IAS 19. For employees in Switzerland, the pension fund provides post-employment, death-in-service and disability benefits in accordance with the Swiss Federal Law on Occupational Retirement, Survivor’s and Disability Pension Plans which is specifying the minimum benefits that are to be provided.

The pension plan of the Company’s Swiss entity is fully segregated from the ones of other participating employers. The collective foundation has reinsured all risks with an insurance company. The most senior governing body of the collective foundation is the Board of Trustees. All governing and administration bodies have an obligation to act in the interests of the plan beneficiaries.

The retirement benefits are based on the accumulated retirement capital, which is made of the yearly contributions towards the old age risk by both employer and employee and the interest thereon until retirement. The employee contributions are determined based on the insured salary, depending on the age, staff level and saving amount of the beneficiary. The interest rate is determined annually by the governing body of the collective plan in accordance with the legal framework, which defines the minimum interest rates.

If an employee leaves the pension plan before reaching retirement age, the law provides for the transfer of the vested benefits to a new pension plan. These vested benefits comprise the employee and the employer contributions plus interest, the money originally brought into the pension plan by the beneficiary and an additional legally stipulated amount. On reaching retirement age, the plan beneficiary may decide whether to withdraw the benefits in the form of an annuity or (entirely or partly) as a lump-sum payment. The annuity is calculated by multiplying the balance of the retirement capital with the applicable conversion rate.

All actuarial risks of the plan, e.g. old age, invalidity and death-in-service or investment, are fully covered by insurance. However, the collective foundation is able to withdraw from the contract with the Company at any time, in which case the Company would be required to join another pension plan. In addition, the risk premiums may be adjusted by the insurance company periodically.

The Company’s Swiss pension plan is fully reinsured with Swiss Life (“Swiss Life Business Protect”), therefore the plan assets are 100% covered by an insurance contract. The insurance company bearing the investment risk is also making these investments on behalf of the collective foundation. As a result, the assets of the plan consist of a receivable from the insurance police.

The assets are invested by the pension plan, to which many companies contribute, in a diversified portfolio that respects the requirements of the Swiss Law. The insurance policy has been treated as a qualifying insurance policy and therefore the pension assets are presented as one asset and are not desegregated and presented in classes that distinguish the nature and risks of those assets.

The following tables summarize the components of net benefit expense recognized in the income statement, amounts recognized in the balance sheet and other comprehensive loss.

Actuarial gains / (losses) recognized in other comprehensive loss:	For the Years Ended December 31,
in CHF Thousands	2021	2020
On plan assets	18	7
On obligation	70	(122)

Total	88	(115)

in CHF thousands	For the Years Ended December 31,
Net benefit expense (recognized in personnel costs):	2021	2020
Current service cost	(296)	(410)
Interest cost on benefit obligation	(8)	(14)
Interest income	6	12
Impact of plan changes	151	(2)
Administration cost	(3)	(4)

Net benefit expense	(150)	(419)

in CHF thousands	As of December 31,
Benefit asset / (liability)	2021	2020
Defined benefit obligation	(5,666)	(5,231)
Fair value of plan assets	4,821	4,159

Net benefit liability	(845)	(1,072)

The impact of plan changes relates mainly to the changes of applicable rates for converting mandatory savings when employees do retire (see also below).

Changes in the present value of the defined benefit obligation are as follows:

	For the Years Ended December 31,
in CHF thousands	2021	2020
Defined benefit obligation as of January 1,	(5,231)	(4,792)
Interest cost	(8)	(14)
Current service cost	(296)	(410)
Administrative expenses	(3)	(4)
Contributions paid by participants	(1,702)	(305)
Employees’ contributions	(126)	(150)
Benefits paid from plan assets	1,479	568
Impact of plan changes	151	(2)
Actuarial gains / (losses) on obligation	70	(122)

Defined benefit obligation as of December 31,	(5,666)	(5,231)

Changes in the fair value of plan assets are as follows:

	For the Years Ended December 31,
in CHF thousands	2021	2020
Fair value of plan assets as of January 1,	4,159	3,912
Expected return	6	12
Contributions by employer	289	342
Contributions by employees	126	150
Benefits paid from plan assets	(1,479)	(568)
Contributions paid by participants	1,702	305
Actuarial gains / (losses)	18	7

Fair value of plan assets as of December 31,	4,821	4,159

The Group expects to contribute CHF 205 thousand to its defined benefit pension plan in 2022. The average duration of the plan was 16.6 years and 18.1 years as of December 31, 2021 and 2020, respectively.

The principal assumptions used in determining pension benefit obligations for the Group’s plan are shown below:

	For the Years Ended December 31,
	2021	2020
Discount rate	0.35%	0.15%
Future salary increases	1.00%	1.00%
Future pensions increases	0.00%	0.00%
Retirement age	M65/W64	M65/W64
Demographic assumptions	BVG 2020 GT	BVG 2015 GT

In 2021, the guaranteed interest to be credited to employees’ savings was 1.0% (same as in 2020) for mandatory retirement savings, and 0.125% (same as in 2020) for supplementary retirement savings. The applicable rate for converting mandatory savings at age 65 for male and 64 for female employees retiring in 2021 was 6.8% and will be reduced to 6.5% for 2022 and 6.2% for 2023 and subsequent years. The rate for converting supplementary savings to an annuity decreases from 4.95% in 2021 to 4.712% in 2022 and to 4.4855% starting in 2023 for male employees, and decreases from 4.9954% in 2021 to 4.7626% in 2022 and to 4.5411% starting in 2023 for female employees.

Sensitivity analysis

A quantitative sensitivity analysis for significant assumption as of December 31, 2021 and 2020 is as shown below:

in CHF thousands	Discount rate		Future salary increase		Mortality assumptions
Assumptions as of December 31, 2021	+0.25%	-0.25%	+0.5%	-0.5%	+1 year	-1 year

Potential defined benefit obligation	(5,442)	(5,922)	(5,681)	(5,652)	(5,750)	(5,614)
Decrease / (increase) from actual defined benefit obligation	224	(256)	(15)	14	(84)	52

Assumptions as of December 31, 2020	+0.25%	-0.25%	+0.25%	-0.25%	+1 year	-1 year

Potential defined benefit obligation	(5,013)	(5,482)	(5,257)	(5,205)	(5,331)	(5,127)
Decrease / (increase) from actual defined benefit obligation	219	(251)	(26)	26	(99)	105

The sensitivity analysis above is subject to limitations and has been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

12. SHARE BASED PAYMENT

On June 19, 2018, the Board of Directors approved a revised stock option and incentive plan (the “Plan”). The Plan allows for the grant of equity incentives, including share-based options and restricted stock.

Share-Based Option Awards

Each share-based option granted under the Plan entitles the grantee to acquire from the Company common shares with payment in cash of the exercise price. For each grant of share-based options, the Company offers options, with the issuance of a grant notice, which details the terms of the option, including exercise price, vesting conditions and expiration date. The terms of each grant are set by the Board of Directors.

The following table summarizes share-based option awards granted in 2021 and 2020.

	For the Years Ended December 31,
	2021	2020
Vesting over 4 years from grant date	298,972	406,141
Vested at grant date	—	—

Total	298,972	406,141

The total expense recognized in the income statement for share options granted amounts to CHF 328 thousand for each of the year 2021 and 2020. The reserve for share option increased from CHF 1,640 thousand to CHF 1,967 thousand as of December 31, 2021. The following table illustrates the weighted-average assumptions for the Black-Scholes option-pricing model used in determining the fair value of these awards:

	For the Years Ended December 31,
	2021	2020
Exercise price	CHF 2.70	CHF 2.11 to 2.47
Share price (option-pricing model)	CHF 2.70	CHF 1.92 to 2.47
Risk free interest rate	0.00%	-0.94% to 0.00%
Expected term	2.5 years	2.5 - 5.5 years
Expected volatility	82.1%	90.8 - 101%
Dividend yield	—	—

The number and weighted average exercise prices of share-based options under the Plan are as follows:

	Number of Options	Weighted Average Exercise Price (CHF)	Range of Expiration Dates
Outstanding as of January 1, 2020	608,059	2.13	2026-2028
Forfeited during the year	(37,981)	2.18	2027
Granted during the year	406,141	2.39	2027-2029

Outstanding as of December 31, 2020	976,220	2.24	2026-2028

Exercisable as of December 31, 2020	443,781	2.12	2026-2029

Outstanding as of January 1, 2021	976,220	2.24	2026-2029
Forfeited during the year	(147,607)	2.39	2027-2028
Granted during the year	298,972	2.70	2030

Outstanding as of December 31, 2021	1,127,585	2.34	2026-2030

Exercisable as of December 31, 2021	664,192	2.17	2026-2030

Restricted Stock Awards

Each restricted stock granted under the Plan is immediately exercisable with the Company holding a call option to repurchase shares diminishing ratably on monthly basis over three years from grant, considered as “vesting period” of the restricted stock. For each grant of restricted stock, the Company issues a grant notice, which details the terms of the grant, including exercise price, vesting conditions and expiration date. The terms of each grant are set by the Board of Directors.

The number and weighted average exercise prices of restricted stock under the Plan are as follows:

	Number of Restricted Stocks	Weighted Average Exercise Price (CHF)
Issued and exercised as of January 1, 2020	571,783	1.79
Granted and exercised during the year	80,327	1.95

Issued and exercised as of December 31, 2020	652,110	1.81

Not subject to repurchase as of December 31, 2020	472,502	1.80

Issued and exercised as of January 1, 2021	652,110	1.81
Granted and exercised during the year	386,116	2.27

Issued and exercised as of December 31, 2021	1,038,226	1.98

Not subject to repurchase as of December 31, 2021	621,343	1.82

Restricted stock is granted and expensed at fair value. The payroll expense related to restricted stock, including the total expense and the part contributable towards restricted stock issuance, is as follows:

	For the Years Ended December 31,
in CHF thousands	2021	2020
Total payroll expense related to restricted stock	951	170
Expense contributable towards restricted stock issuance	828	148

The fair value of restricted stock issued and respective contribution towards purchase and issuance of restricted stock is as follows:

	For the Years Ended December 31,
in CHF thousands	2021	2020
Fair value of restricted stock issued	876	157

Expense contributable towards restricted stock issuance	828	148
Grantee contributions for restricted stock issuance	48	9

13. CASH AND CASH EQUIVALENTS, AND FINANCIAL ASSETS

Cash and cash equivalents consist primarily of cash balances held at banks and in the following currencies:

	As of December 31,
in CHF thousands	2021	2020
Cash and cash equivalent	46,277	4,952

Total	46,277	4,952

By currency
Swiss Franc	23,987	3,368
Iceland Krona	726	1,012
Euro	4,202	28
US Dollar	17,325	544
Other	37	0

Total cash and cash equivalent	46,277	4,952

Cash earned interest at floating rates based on daily bank deposit rates. Interest rate on the short-term deposits was between (0.8)% and 0.32% in 2021 and between (0.50)% and 0.50% in 2020.

The Company has two deposits in escrow accounts, presented as non-current financial assets on the balance sheet, totalling CHF 52 thousand for the lease of the Company’s premises as of December 31, 2021 and 2020.

14. LONG-TERM FINANCIAL LIABILITIES

As of January 1, 2021, the Company had 6,815,305 preferred shares outstanding for CHF 682 thousand. These shares are divided into 1,623,793 registered “A Series” shares of CHF 0.10 each and 5,191,512 registered “B Series” of CHF 0.10 each. The “A Series” and “B Series” shares have a liquidation preference corresponding to their respective initial purchase price. Furthermore, the “B Series” shares include a preferred dividend payment of 6.00% (as a compounded interest).

On April 9, 2021, the Company completed the issuance of 5,337,777 new “C Series” shares raising cash proceeds of $56.8 million (CHF 52.5 million). In addition, an extension to C Series of 362,036 shares was issued on December 14, 2021 raising cash proceeds of $3.8 million (CHF 3.51 million). Consequently, the total Series C gross proceeds raised in 2021 amount to $60.6 million (CHF 56.1 million).

The “C Series” shares have a liquidation preference corresponding to their respective initial purchase price and include a preferred dividend payment of 6.00% (as a compounded interest). The Shareholders’ Agreement contains a redemption option upon certain events with amounts equivalent to the sum of investors’ Series C investment and applicable interests at 0.00%, 6.00% and 8.00% for Series A, B and C shares, respectively. The Company considered the expected future cash outflows and concluded that the probability of the certain events of occurring to be remote. Refer to Note 18 for discussion on the redemption feature.

Judgment was required in determining the classification of the preferred shares issued by the Company as either equity or liabilities. The preferred shareholders hold certain preference rights that include preferential distribution of proceeds in case of liquidity events as defined in the shareholder agreements. Consequently, under IAS 32 the Company classifies the preferred shares as long-term financial liabilities.

The B Series and C Series shares include a preferred dividend payment of 6.00%, and the corresponding deemed interest expense of CHF 10,643 thousand was accrued as of December 31, 2021. The nominal amounts (for “A, B and C Series”) and the accrued preferred dividend resulted in a long-term debt of CHF 113,502 thousand on December 31, 2021. The movement of the long-term financial liability is illustrated below:

in CHF thousands	Series A shares	Series B shares	Series C shares	Total
Balance as of January 1, 2020	8,179	38,267	—	46,446
Issuance of shares	—	5,025	—	5,025
Transaction costs	—	(52)	—	(52)
Interest	—	2,559	—	2,559
FX revaluation	—	—	—	—

Balance as of December 31, 2020	8,179	45,799	—	53,978

Balance as of January 1, 2021	8,179	45,799	—	53,978
Issuance of shares	—	—	56,096	56,096
Transaction costs	—	—	(834)	(834)
Interest	—	2,770	2,226	4,996
FX revaluation	—	—	(734)	(734)

Balance as of December 31, 2021	8,179	48,569	56,754	113,502

15. SHARE CAPITAL, SHARE PREMIUM AND TREASURY SHARES

(A) Share capital and premium

As of January 1, 2021, the Company had 2,967,155 shares outstanding for CHF 297 thousand. These shares are divided into 2,315,045 common shares of CHF 0.10 each and 652,110 shares for restricted stock of CHF 0.10 each.

On September 14, 2021, an additional 386,116 shares for restricted stock of CHF 0.10 each have been granted. However, these shares were not registered yet in the commercial register at the balance sheet date.

As described in Note 14, due to the characteristics of the instruments issued, the A Series, B Series and C Series preference shares qualify as financial liability instruments under IAS 32, presented under long-term financial liabilities and are consequently not included in the equity and related premium.

The activities for share capital and share premium accounts in 2021 and 2020 are as follows:

	Number of shares		In CHF thousands
	Common shares	Restricted stock awards	Share capital	Share premium
Balance as of January 1, 2020	2,315,045	571,783	289	9,476
Issuance of shares	—	80,327	8	149
Transaction costs	—	—	—	(15)

Balance as of December 31, 2020	2,315,045	652,110	297	9,610

Balance as of January 1, 2021	2,315,045	652,110	297	9,610
Issuance of shares	—	386,116	39	837
Transaction costs	—	—	—	(12)

Balance as of December 31, 2021	2,315,045	1,038,226	335	10,434

(B) Conditional Capital

The conditional share capital as of December 31, 2021 amounted to a maximum of CHF 185 thousand split into 1,849,784 common shares with a par value of CHF 0.10 each, in connection with the potential future exercise of options granted to employees and advisors. 386,116 shares of restricted stock were granted 2021, which had not yet been registered in the commercial register at the balance sheet date. Respectively as of December 31, 2020 of CHF 92 thousand split into 921,289 common shares with a par value of CHF 0.10 each.

(C) Treasury shares

In December 2017 related to the initial corporate consolidation, the Group acquired 100,000 treasury shares which are held at a cost of CHF 1.00 each.

16. TRADE PAYABLES

	As of December 31,
In CHF thousands	2021	2020
Trade payables	(824)	(790)

Total	(824)	(790)

Trade payables are non-interest bearing and are normally settled on 60-day terms.

17. ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,
in CHF thousands	2021	2020
Payroll related accrual	(1,723)	(1,438)
Accrued R&D expense	(730)	(1,497)
Accrued G&A expense	(592)	(430)

Total	(3,045)	(3,365)

In 2019, Oculis entered into clinical research management agreements with a vendor for its DX-216 and DX-217 OCS-01 Phase 2 studies. As of December 31, 2020, the accrued expenses for these studies reflected best estimates based on completion status and contractual commitments. During the third quarter of 2021, a reduction of the accrued expenses (in the income statement under Research and development expenses) for this contract of CHF 500 thousand was recorded based on final amounts due and agreement between the Company and the service provider.

18. COMMITMENTS AND CONTINGENCIES

Commitments related to Novartis license agreement

In December 2018, Oculis SA entered into an agreement with Novartis, under which Oculis licensed a novel topical anti-TNF alpha antibody, now renamed as OCS-02, for ophthalmic indications (see Note 8). As consideration for the licenses, Oculis SA is obligated to pay, non-refundable, up-front license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties ranges from high one digit to low teens, based on sales thresholds. As of December 31, 2019, Oculis SA has paid in full the contractual non-refundable up-front fee of CHF 4,699 thousand. Oculis SA has not reached any milestones or royalties thresholds according to the agreement. If all predefined milestones will be reached, Oculis SA will be obligated to pay additional CHF 88.5 million ($97 million). Oculis SA assumes to reach the first milestone payment of CHF 4.5 million ($5 million) in 2023. Royalties are based on net sales of licensed products, depending on the sales volumes reached. Oculis SA estimates that sale of licensed products will not begin until 2024 or later.

Research and development commitments

The Group conducts product research and development programs through collaborative programs that include, among others, arrangements with universities, contract research organizations and clinical research sites. Oculis has contractual arrangements with these organizations. As of December 31, 2021, commitments for external research projects total CHF 14,408 thousand as detailed in the schedule below. The increase compared to December 31, 2020 was due to advancements in clinical and technical developments, more specifically for OCS-01 phase III clinical trials and OCS-02 CMC activities.

	As of December 31,
in CHF thousands	2021	2020
Within one year	13,307	219
Between one and five years	1,101	—

Total	14,408	219

Preferred shares redemption option

Per the Series C Shareholders’ Agreement, a redemption option exists in April 2025 for a pre-specified qualified condition related to an initial public offering, with amounts equivalent to the sum of investors’ Series A, B and C investment, accrued dividends and applicable compounded interests at 0.00%, 6.00% and 8.00% for Series A, B and C shares, respectively, which could lead to a potential cash-outflow. As of December 31, 2021, the sum of amounts due related to the aforementioned redemption option was approximately CHF 119 million, reflecting investment amounts, cumulative accrued dividend and compounded interest for Series A, B and C shares.

19. RELATED PARTY DISCLOSURES

Key management, including the Board of Directors and the Executive Management compensation were:

	For the Years Ended December 31,
in CHF thousands	2021	2020
Salaries and other short-term employee benefits	3,071	2,557
Payroll expenses related to restricted stock	951	170
Pension	264	293
Share-based compensation	251	259

Total	4,537	3,279

Short-term employee benefits comprise of salaries, bonuses, social security and expense allowances.

The receivable of CHF 29 thousand as of December 31, 2020 from related parties was reimbursed in 2021. In addition, the Group contributes to post retirement plans in all Oculis entities, including a defined benefit plan in Switzerland for the benefit of its key management personnel.

20. FINANCIAL INSTRUMENTS / RISK MANAGEMENT

Categories of financial instruments:

As indicated in Note 2, all financial assets and liabilities are shown at amortized cost. The following table shows the carrying amounts of financial assets and liabilities:

in CHF thousands	As of December 31,
Financial assets	2021	2020
Financial assets - non-current	52	50
Other receivables (without prepaids)	151	111
Accrued income	760	993
Receivable from related parties	—	29
Cash and cash equivalents	46,277	4,952

Total	47,240	6,136

in CHF thousands	As of December 31,
Financial liabilities	2021	2020
Trade payables	824	790
Accrued expenses and other payables	3,045	3,365
Lease liabilities	770	833
Long-term financial debt related to preferred shares and accrued dividend	113,502	53,978

Total	118,141	58,966

Below is the net debt table of liabilities from financing activities:

in CHF thousands	Preferred shares	Leasing	Total
Net debt as of December 31, 2019	(46,446)	(999)	(47,445)

Cashflows	(5,025)	148	(4,876)
Interest calculated on Series B shares	(2,560)	—	(2,560)
Transaction costs related to 2020	52	—	52
Oculis SA office lease	—	(81)	(81)
Interest calculated on leases	—	(50)	(50)
Indexation for the period	—	(27)	(27)
FX revaluation	—	175	175

Net debt as of December 31, 2020	(53,978)	(833)	(54,811)

Cashflows	(56,096)	147	(55,949)
Interest calculated on Series B & C shares	(4,996)	—	(4,996)
Transaction costs related to 2021	834	—	834
Oculis SA office lease addition/remeasurement	—	(28)	(28)
Interest calculated on leases	—	(49)	(49)
Indexation for the period	—	(26)	(26)
FX revaluation	735	18	753

Net debt as of December 31, 2021	(113,502)	(770)	(114,273)

Fair values

Due to their short-term nature, the carrying value of cash and cash equivalents, trade and other receivables and trade and other payables approximates their fair value.

For long-term financial debt, resulting from the issuance of preferred shares as commented in Note 14, the fair value can be determined from the similar or identical instruments issued by the Company during 2021. This level 2 value resulted in a fair value of CHF 107,187 thousand compared to a book value of CHF 113,502 thousand. In 2020, these shares had a book value of CHF 53,978 thousand while the fair value was CHF 50,799 thousand.

Risk assessment

Since 2018, the Company implemented an Internal Control System (ICS), which includes a risk assessment. The ultimate responsibility of the risk management is of the Board of Directors and a yearly review takes place during one of the Board of Directors meetings.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Foreign currency risks

In 2019 and 2020, the Group had all of its grant income and a significant part of its expenses, assets and liabilities denominated in Islandic Krona (ISK). Starting in 2020, Oculis is also present in the U.S. and France with local currencies in US dollars and Euros. In 2021, Oculis also reports figures in HKD from its subsidiary in Hong Kong.

The following table demonstrates the sensitivity of reasonably possible changes in ISK, EUR, USD and HKD exchange rate on the Group net result or on equity:

	For the Years Ended December 31,
in CHF thousands	2021		2020
Change in rate	Impact on profit	Impact on equity	Impact on profit	Impact on equity
+5% ISK	(101)	125	(198)	43
-5% ISK	101	(125)	198	(43)

+5% EUR	(24)	5	(19)	(0)
-5% EUR	24	(5)	19	0

+5% USD	(66)	0	(40)	(10)
-5% USD	66	(0)	40	10

+5% HKD	(1)	(174)	—	—
-5% HKD	1	174	—	—

Interest rate risk

The Company’s long-term financial liabilities, which result from the issuance of preferred shares as indicated in Note 14, bear a deemed interest resulting from the preferred dividend, due under certain circumstances, at a fixed rate of 6.00% per year. The other financial instruments of the Group are not bearing interest and are therefore not subject to interest rate risk.

Hedging activities

There are no hedging activities within the Group.

Credit risk

As of December 31, 2021, there is no material credit risk in the Group. The maximum exposure is the carrying amount of cash and other receivables. There is no concentration of credit risk within the Group. Furthermore, there is no significant credit risk on cash and cash equivalents.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity management is performed by Group finance based on cash flow forecasts which are prepared on a rolling basis and focuses mainly on ensuring that the Group has sufficient cash to meet its operational needs. The Group’s liquidity needs have been historically satisfied by issuing preferred shares.

All of the Company’s financial instruments, except long-term financial liabilities and the long-term portion of the lease liabilities are due within one year.

in CHF thousands	As of December 31, 2021	Less than one year	Over one year	As of December 31, 2020	Less than one year	Over one year
Trade payables	824	824	—	790	790
Accrued expenses and other payables	3,045	3,045	—	3,365	3,365	—
Long-term financial debt	113,502	—	113,502	53,978	—	53,978
Lease liability	845	199	646	1,013	174	839

Total	118,216	4,068	114,148	59,146	4,329	54,817

Long-term financial liabilities result from the issuance of preferred shares as indicated in Note 14. They might become due in the case of certain liquidation or exit events within the next year.

Capital management

Since its incorporation, the Group has primarily funded its operations through capital increases, and at the current development stage, the Group frequently raises new funds to finance its projects. Refer to Notes 14 and 15 for further details.

21. LOSS PER SHARE

	For the years Ended December 31,
	2021	2020
Net loss for the year attributable to Oculis Shareholders - in CHF thousands	(18,552)	(14,873)
Loss per share
Basic and diluted loss for the period attributable to equity holders - in CHF	(6.68)	(5.77)
Weighted-average number of shares used to compute loss per share basic and diluted	2,777,589	2,579,385

Since the Company has a loss for all periods presented, basic net loss per share is the same as diluted net loss per share. We have excluded from our calculation of diluted loss per share all potentially dilutive securities, including (i) share options and (ii) restricted stock awards subject to repurchase, as the inclusion of these awards would have been anti-dilutive. All preferred shares in Note 14 are also potentially dilutive securities which have not been included in the diluted per share calculations because they would be anti-dilutive.

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	For the years Ended December 31,
	2021	2020
Share options issued and outstanding	1,127,585	976,220
Restricted stock subject to repurchase	416,883	179,608

Total	1,544,468	1,155,828

22. SUBSEQUENT EVENTS

License Agreement with Accure Therapeutics

On January 29, 2022, the Company entered into a License Agreement with Accure for the exclusive global licensing of its ACT-01 technology. The License Agreement contains an upfront payment of CHF 3 million, certain milestone payments for achievements of specified development events, sales-based milestone payments and sales-based royalty payments. The Company intends to advance the development of ACT-01 with the focus on multiple ophthalmology neuroprotective applications.

Research agreement with the Rennes University and CNRS

On January 31, 2022, the Company entered into a collaboration research agreement with the Rennes University and CNRS in France. This agreement is for the research of Antisense Oligonucleotide (“ASO”) to modulate gene expressions.

Extension round to the Series C equity financing

On July 22, 2022, the Company completed the closing of an extension round to the Series C equity financing of approximately CHF 2.0 million ($2.1 million) with an issuance of 197,745 preferred shares (“Series C1b Shares”) at a per share purchase price of CHF 10.27 ($10.64) and a nominal per share value of CHF 0.50. The Series C1b shareholders have the same rights and preferences as the Series C shareholders. Same as Series A, B and C preferred shares, the Series C1b preferred shares qualify as financial liability instruments under IAS 32 and will be presented on the balance sheet as long-term financial debt.

Business Combination Agreement

On October 17, 2022, Oculis SA entered into a Business Combination Agreement (“BCA”) with European Biotech Acquisition Corp., a NASDAQ listed blank check company incorporated in Cayman Islands as an exempted company (“EBAC”). Under the BCA and in accordance with applicable law, EBAC will be transferred into Oculis Holding AG, a public liability company incorporated and existing under the laws of Switzerland.

Upon the closing of the merger, the Company’s then outstanding common and preferred shares will automatically convert into common shares of New Parent at the then-effective exchange ratio. In addition, existing equityholders of Oculis will also be entitled to receive additional consideration in the form of an aggregate of 4,000,000 newly issued restricted shares of New Parent (the “Earnout Shares”), subject to predefined price targets of New Parent shares. The aggregate value of the consideration of the shares of New Parent payable to existing Oculis equityholders, without considering any Earnout Shares, equals $208.0 million (CHF 207.9 million) (at a deemed value of $10.00 (CHF 9.99) per share. In connection with and contingent upon the close of the merger, EBAC has received PIPE and private investment commitments of $78.0 million (CHF 78.0 million). Private investments include $2.1 million (CHF 2.0 million) related to the July 2022 Series C1b financing extension (this amount is not contingent upon the close of the merger), and $12.67 million (CHF 12.66 million) is in the legal form of Convertible Loan Agreements (the “CLAs”). The CLAs are intended to provide the same economic terms as the other PIPE investors. The CLAs convert automatically into common shares of New Parent at $10.00 (CHF 9.99) per share upon the close of the merger and entitled to Earnout Shares.

There are no further material subsequent events to report and no events out of the ordinary course of business with the exception of the above-mentioned events.

Interim Condensed Consolidated Statements of Loss

(in CHF thousands, except per share data)

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Note	2022	2021	2022	2021
Grant income	5. (A), 9	202	20	698	573

Operating income		202	20	698	573

Research and development expenses	5. (B)	(4,592)	(1,778)	(15,335)	(6,039)
General and administrative expenses	5. (B)	(2,483)	(1,146)	(6,626)	(3,084)

Operating expenses		(7,075)	(2,924)	(21,961)	(9,124)

Operating loss		(6,873)	(2,904)	(21,263)	(8,551)

Finance income	5. (C)	61	6	70	7
Finance expense	5. (C)	(1,834)	(1,543)	(5,119)	(3,593)
Exchange differences	5. (D)	(1,302)	(545)	(3,134)	(852)

Finance result, net		(3,075)	(2,082)	(8,183)	(4,438)

Loss before tax for the period		(9,948)	(4,986)	(29,446)	(12,989)

Income tax (expense) / credit		(6)	10	(69)	(16)

Loss for the period		(9,954)	(4,976)	(29,515)	(13,005)

Loss per share:
Basic and diluted, loss for the period attributable to equity holders	16	(3.29)	(1.77)	(9.96)	(4.71)

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Comprehensive Loss

(in CHF thousands)

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Note	2022	2021	2022	2021
Loss for the period		(9,954)	(4,976)	(29,515)	(13,005)
Other comprehensive loss
Items that will not be reclassified to profit or loss
Actuarial gains / (losses) of defined benefit plans	3. (F)	(38)	—	741	—
Items that may be reclassified subsequently to profit or loss
Currency translation differences		13	18	24	10

Other comprehensive profit/(loss) for the period		(25)	18	765	10

Total comprehensive loss for the period		(9,979)	(4,959)	(28,750)	(12,995)

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Financial Position

(in CHF thousands)

		As of September 30,	As of December 31,
	Note	2022	2021
ASSETS
Non-current assets
Property, plant & equipment	6	383	431
Intangible assets	7	12,206	8,724
Right-of-use assets	8	796	855
Financial assets	10	52	52

Total non-current assets		13,437	10,062

Current assets
Prepaids and other receivables	9	680	944
Accrued income	9	1,434	760
Cash and cash equivalents	10	28,543	46,277

Total current assets		30,657	47,981

TOTAL ASSETS		44,094	58,043

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital	12. (A)	341	335
Share premium	12. (A)	10,541	10,434
Reserve for share-based payment		2,626	1,967
Actuarial loss on post employment benefit obligations	3. (F)	(267)	(1,008)
Treasury shares	12. (C)	(100)	(100)
Cumulative translation adjustments		(279)	(303)
Accumulated losses		(101,795)	(72,280)

Total Equity		(88,933)	(60,955)

Non-current liabilities
Long-term lease liabilities	8	538	577
Long-term financial debt	11	124,652	113,502
Defined benefit pension liabilities	3. (F)	—	845
Deferred income tax liabilities		5	11

Total non-current liabilities		125,195	114,936

Current liabilities
Trade payables		537	824
Accrued expenses and other payables	13	7,137	3,045
Short-term lease liabilities	8	158	193

Total current liabilities		7,832	4,062

Total Liabilities		133,027	118,998

TOTAL EQUITY AND LIABILITIES		44,094	58,043

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Changes in Equity

(in CHF thousands)

	Attributable to equity holders of the parent
	Note	Share capital	Share premium	Reserve for share-based payment	Treasury shares	Cumulative translation adjustments	Actuarial loss / (gain) on post- employment benefit obligations	Accumulated losses	Total
Balance as of January 1, 2021		297	9,609	1,640	(100)	(275)	(1,097)	(53,728)	(43,654)
Loss for the period		—	—	—	—	—	—	(13,005)	(13,005)
Other comprehensive profit:
Currency translation differences		—	—	—	—	10	—	—	10
Sub-total other comprehensive profit for the period		—	—	—	—	10	—	—	10

Total comprehensive loss for the period		—	—	—	—	10	—	(13,005)	(12,995)

Share based payment		—	—	185	—	—	—	—	185

Balance as of September 30, 2021		297	9,609	1,825	(100)	(265)	(1,097)	(66,732)	(56,463)

Balance as of January 1, 2022		335	10,434	1,967	(100)	(303)	(1,008)	(72,280)	(60,955)
Loss for the period		—	—	—	—	—	—	(29,515)	(29,515)
Other comprehensive profit:
Actuarial gain on post-employment benefit obligations	3. (F)	—	—	—	—	—	741	—	741
Currency translation differences	2. (D)	—	—	—	—	24	—	—	24
Sub-total other comprehensive profit for the period		—	—	—	—	24	741	—	765

Total comprehensive loss for the period		—	—	—	—	24	741	(29,515)	(28,750)

Share based payment		—	—	659	—	—	—	—	659
Stock options exercised		5	107	—	—	—	—	—	112

Balance as of September 30, 2022		341	10,541	2,626	(100)	(279)	(267)	(101,795)	(88,933)

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Cash Flows

(in CHF thousands)

		For the Nine Months Ended September 30,
	Note	2022	2021
Operating activities
Loss before tax		(29,446)	(12,989)
Non cash adjustments:
- Net financial result		(827)	479
- Depreciation of property, plant and equipment	6	99	65
- Depreciation of right-of-use assets	8	123	117
- Recognized expense for stock option plan		659	185
- Interest expense on Series B & C preferred shares	11	5,036	3,511
- Interests on lease liabilities	8	35	37
- Post-employment benefits		(104)	29
- Non-realized foreign exchange differences	5. (D) / 11	4,141	485
Working capital adjustments:
- De/(In)crease in prepaid and other receivables		308	(1,144)
- Increase in accrued income		(675)	(452)
- Decrease in trade payables		(291)	(157)
- (De)/Increase in accrued expenses and other payables	13	2,477	(529)
Interest received		27	—
Interest paid		(84)	(76)
Taxes paid		(20)	—

Net cash flows used in operating activities		(18,542)	(10,439)

Investing activities
Payment for purchase of property, plant and equipment	6	(51)	(9)
Payment for purchase of intangible assets	7	(1,982)	—

Net cash used in investing activities		(2,033)	(9)

Financing activities
Transaction costs	11	(34)	(771)
Proceeds from capital increase	12	112	—
Proceeds from issuance of preferred shares, classified as liabilities	11	2,030	52,542
Principal payment of lease obligation	8	(116)	(96)

Net cash from financing activities		1,992	51,675

(De)/Increase in cash and cash equivalents		(18,582)	41,227

Cash and cash equivalents, beginning of period		46,277	4,952
Exchange difference		848	(461)
Cash and cash equivalents, end of period	10	28,543	45,718

Net cash and cash equivalents variation		(18,582)	41,227

Supplemental Non-Cash Investing Information
Capital expenditures recorded in other payables		1,500	—

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Oculis SA (“Oculis”, the “Group”, or the “Company”) is a limited company (société anonyme) with registered office at EPFL Innovation Park, c/o Bâtiment D, 1015 Lausanne, Ecublens, Switzerland and its shares are not publicly traded. It was established on December 11, 2017.

The Company controls four wholly owned subsidiaries: Oculis ehf (“Oculis Iceland”), which was incorporated in Reykjavik, Iceland on October 28, 2003, Oculis France SARL (“Oculis France”) which was incorporated in Paris, France on March 27, 2020, Oculis US Inc. (“Oculis US”) which was incorporated in Delaware, USA, on May 26, 2020, and Oculis HK, Limited (“Oculis HK”) which was incorporated in Hong Kong, China on June 1, 2021. The Company and its subsidiaries form the Oculis Group (the “Group”).

The purpose of the Company is the research, study, development, manufacture, promotion, sale and marketing of pharmaceutical products and substances as well as the purchase, sale and exploitation of intellectual property rights, such as patents and licenses, in this field. More precisely, Oculis is a global biopharmaceutical company developing treatments to save sight and improve eye care with breakthrough innovations. The Company’s differentiated pipeline includes candidates for topical retinal treatments, topical biologics and disease modifying treatments.

The unaudited interim condensed consolidated financial statements of Oculis as of and for the three and nine months ended September 30, 2022, were approved and authorized for issue by the Company’s Board of Directors on December 12, 2022.

2.	BASIS OF PREPARATION AND CHANGES TO THE GROUP’S ACCOUNTING POLICIES

(A)	Going concern

The Group’s accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances, as well as government research and development grants. The Board of Directors believes that the Group has the ability to meet its financial obligations for at least the next 12 months.

The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, and (iv) attract and retain key personnel. The Company’s success is subject to its ability to being able to raise capital to support its operations. To date, the Company has financed its cash requirements primarily through share issuances and grant income. Shareholders should note that the long-term viability of the Company is dependent on its ability to raise additional capital to finance its future operations. The Company will continue to evaluate additional funding through public or private financings, debt financing or collaboration agreements. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favourable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavourable terms.

Since the first half of 2020, the COVID-19 pandemic has negatively impacted the economies of most countries around the world. While COVID-19 has showed signs of easing, the uncertainty associated with coronavirus may continue to affect companies and businesses worldwide. On the basis of the risk mitigation measures undertaken and the experiences gained since the onset of COVID-19, the Group has concluded that there is no material uncertainty that may cast a significant doubt upon the Group’s ability to continue as a going concern.

The conflict between Russia and Ukraine has caused major macroeconomic disruptions that have impacted the global trade and economies. As such increasing inflation around the globe has forced national banks to increase their interest rates, consequently impacting interest yields around the globe. The Group has assessed the impact of these measures and concluded that this impacted primarily the estimates in relation to the pension plan obligations, as noted below under 3 (F). As of today, no further material impact has been identified on the Group’s business nor its ability to continue as a going concern.

(B)	Statement of compliance

These interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2022, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, and such financial information should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021.

(C)	Basis of measurement

The policies set out below are consistently applied to all period presented. The interim condensed consolidated financial statements have been prepared under the historical cost convention.

The financial information is presented in thousands of Swiss Francs (“CHF”). The totals are calculated with the original unit amounts, which could lead to rounding differences. These differences in thousands of units are not changed in order to keep the accuracy of the original data.

(D)	Functional currency

The interim condensed consolidated financial statements of the Group are expressed in CHF, which is the Company’s functional and the Group’s presentation currency. The functional currency of the Company and Oculis Iceland is CHF. The functional currency for Oculis France is EUR, for Oculis US is USD, and for Oculis Hong Kong is HKD.

Assets and liabilities of foreign operations are translated into CHF at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the company in its audited consolidated financial statements as of and for the year ended December 31, 2021 and have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements.

(A)	Current vs. non-current classification

The Company presents assets and liabilities in the balance sheet based on current/non-current classification. The Company classifies all amounts to be realized or settled within 12 months after the reporting period to be current and all other amounts to be non-current.

(B)	Foreign currency transactions

Foreign currency transactions are translated into the functional currency Swiss Francs (CHF) using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at reporting date. Any gains or losses from these translations are included in the statements of loss in the period in which they arise.

(C)	Group accounting

Oculis SA has four wholly owned subsidiaries, including Oculis Iceland, Oculis France, Oculis US and Oculis Hong Kong. The Company’s interim condensed consolidated financial statements present the aggregate of the five Group entities, after elimination of intra-group transactions, balances, investments and capital.

(D)	Segment reporting

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, has one reporting segment.

The Company has locations in five countries: Switzerland, Iceland, France, USA and Hong Kong. An analysis of non-current assets by geographic region is presented in Note 4, “Segment Information”.

(E)	Grant income recognition

Grant income is recognised where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with, and in the year when the related expenses are incurred.

(F)	Critical judgments and accounting estimates

The Group’s interim condensed consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in these accounts interim condensed financial statements and accompanying notes and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

The areas where Oculis makes judgments, estimates and assumptions are related to (i) impairment of intangible assets, (ii) deferred income taxes, (iii) pension benefits and (iv) share based compensation. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis.

In regard to the underlying estimates for the calculation of the defined benefit pension liabilities the Company updated the discount rate assumption to 2.25% (2.05 % on June 30, 2022, 0.35% on December 31, 2021) during the third quarter of 2022. The change of estimate was due to major changes in the Swiss interest environment driven by increasing inflation. This resulted in a decrease of defined benefit pension liabilities of CHF 1,774 thousand, which was partially offset by impact from the asset ceiling implied by IFRIC 14. The net result is a reduction of defined benefit pension liabilities of CHF 845 thousand from December 31, 2021. Other assumptions for defined benefit pension liabilities remain unchanged.

(G)	Accounting policies, new standards, interpretations, and amendments adopted by the Group

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2022, that are relevant to the Group and that have had any impact in the interim period. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, are not listed here.

4.	SEGMENT INFORMATION

The table below provides non-current assets, excluding financial assets, by geographic area:

in CHF thousands	Switzerland		Iceland		Others		Total
	As of September 30, 2022	As of December 31, 2021	As of September 30, 2022	As of December 31, 2021	As of September 30, 2022	As of December 31, 2021	As of September 30, 2022	As of December 31, 2021
Intangible assets	12,206	8,724	—	—	—	—	12,206	8,724
Property, plant & equipment	22	29	357	400	4	2	383	431
Right-of-use assets	16	52	780	803	—	—	796	855

Total	12,244	8,805	1,137	1,203	4	2	13,385	10,010

5.	INCOME AND EXPENSES

(A)	GRANT INCOME

Grant income reflects research and development expenses reimbursements and certain research projects managed by Icelandic governmental institutions. Refer to Note 9.

Government grants correspond to tax reimbursements on research and development expenses and as subsidies on specific research projects by Icelandic governmental institutions. Icelandic government grant income for the three-month and nine-month periods ended September 30, 2022, were CHF 202 thousand and CHF 698 thousand, respectively, compared to CHF 20 thousand and CHF 573 thousand for the same periods in 2021. Refer also to Note 9.

Oculis has a funding agreement with the Icelandic Technology Development Fund which is currently ongoing. This agreement was signed in March 2021 for an amount of up to ISK 30.0 million (CHF 224 thousand) upon reaching specified contractual commitments. As of September 30, 2022, Oculis received ISK 27.0 million (CHF 200 thousand) in compensation for services rendered in accordance with the second funding agreement.

(B)	OPERATING EXPENSES

in CHF thousands	For the Three Months Ended September 30,
	Research and Development Expenses		General and Administrative Expenses		Total Operating Expenses
	2022	2021	2022	2021	2022	2021
Personnel expense	(1,122)	(971)	(1,174)	(513)	(2,296)	(1,484)

Payroll	(1,043)	(978)	(1,058)	(484)	(2,101)	(1,462)
Share-based compensation	(79)	7	(116)	(29)	(195)	(22)

Operating expenses	(3,471)	(807)	(1,309)	(633)	(4,780)	(1,440)

External service providers	(3,372)	(696)	(496)	(472)	(3,868)	(1,168)
Other operating expenses	(42)	(64)	(797)	(145)	(839)	(209)
Depreciation of PPE	(28)	(20)	(4)	(3)	(32)	(23)
Depreciation of right-of-use assets	(29)	(27)	(12)	(13)	(41)	(40)

Total	(4,592)	(1,778)	(2,483)	(1,146)	(7,075)	(2,924)

in CHF thousands	For the Nine Months Ended September 30,
	Research and Development Expenses		General and Administrative Expenses		Total Operating Expenses
	2022	2021	2022	2021	2022	2021
Personnel expense	(3,441)	(2,908)	(3,204)	(1,471)	(6,645)	(4,379)

Payroll	(3,210)	(2,820)	(2,776)	(1,374)	(5,986)	(4,194)
Share-based compensation	(231)	(88)	(428)	(97)	(659)	(185)

Operating expenses	(11,895)	(3,131)	(3,422)	(1,613)	(15,317)	(4,744)

External service providers	(11,452)	(2,773)	(1,657)	(1,153)	(13,109)	(3,926)
Other operating expenses	(273)	(219)	(1,713)	(416)	(1,986)	(635)
Depreciation of PPE	(83)	(59)	(16)	(7)	(99)	(66)
Depreciation of right-of-use assets	(87)	(80)	(36)	(37)	(123)	(117)

Total	(15,335)	(6,039)	(6,626)	(3,084)	(21,961)	(9,124)

In General & Administrative (G&A) other operating expenses, for the three and nine-month periods ending September 30, 2022, CHF 549 thousand and CHF 1,175 thousand were related to a potential financing transaction. Please refer to Note 17 for disclosures on the Business Combination Agreement.

(C)	FINANCE INCOME AND EXPENSE

in CHF thousands	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021
Interest income	61	6	70	7

Total finance income	61	6	70	7

in CHF thousands	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021
Interest expense accrued on Series B and C preferred shares	(1,808)	(1,498)	(5,036)	(3,511)
Interests on lease liabilities	(11)	(12)	(35)	(37)
Interest expense	(15)	(33)	(48)	(45)

Total finance expense	(1,834)	(1,543)	(5,119)	(3,593)

Finance expenses represent mainly interests related to the preferred dividend owed to the preferred Series B and C shares (refer to Note 11). Preferred Series B and C shares qualify as liabilities under IAS 32 and the related accrued dividend as interest expense.

(D)	CURRENCY EXCHANGE

For the three-month and nine-month periods ended September 30, 2022, the Company recognised currency exchange losses of CHF 1,302 thousand and CHF 3,134 thousand, respectively, compared to a loss of CHF 545 thousand and CHF 852 thousand for the same periods in 2021. For the three-month and nine-month period ended September 30, 2022, the loss from revaluation of the Series C long-term liability (see Note 11) was CHF 1,561 thousand and CHF 4,138 thousand, while for the 2021 period the loss was CHF 582 thousand and CHF

485 thousand. This main driver of the period over period currency exchange loss was partially offset by a net gain from revaluation of USD cash balances of approximately CHF 337 thousand for the three-month period and CHF 979 thousand for the nine-month period in 2022, in comparison to prior year periods.

6.	PROPERTY, PLANT AND EQUIPMENT

in CHF thousands	Lab - equipment	Lab - fixtures and fittings	Office equipment & IT tools	Total
Acquisition cost:
Balance as of December 31, 2020	540	195	88	823

Acquisitions	4	—	5	9

Balance as of September 30, 2021	544	195	93	833

Balance as of December 31, 2021	555	195	101	851

Acquisitions	36	—	15	51

Balance as of September 30, 2022	591	195	116	902

	Lab - equipments	Lab - fixtures and fittings	Office equipment & IT tools	Total
Accumulated depreciation:
Balance as of December 31, 2020	(246)	(44)	(41)	(332)

Depreciation expense	(44)	(11)	(10)	(65)

Balance as of September 30, 2021	(290)	(55)	(51)	(397)

Balance as of December 31, 2021	(305)	(59)	(55)	(419)

Depreciation expense	(49)	(23)	(27)	(99)
Balance as of September 30, 2022	(354)	(82)	(82)	(518)

Carrying amount:
As of September 30, 2021	253	139	43	436

As of December 31, 2021	250	136	46	431

As of September 30, 2022	237	113	34	383

7.	INTANGIBLE ASSETS

Intangible assets as of December 31, 2021, of CHF 8,724 thousand refer exclusively to a license purchased under a license agreement dated December 19, 2018, with Novartis. As of September 30, 2022, the total intangible assets balance was CHF 12,206 thousand.

The increase was related to the License Agreement with Accure Therapeutics for the exclusive global licensing of its OCS-05 (formerly ACT-01) technology, entered into on January 29, 2022. This License Agreement contains an upfront payment of CHF 3,000 thousand, a reimbursement of development related cost up to CHF 500 thousand, certain milestone payments for achievements of specified development events, sales-based milestone payments and sales-based royalty payments. The Company intends to advance the development of OCS-05 with the focus on multiple ophthalmology neuroprotective applications. As of September 30, 2022, CHF 3,000 thousand upfront payment (of which 50% was paid as of September 30, 2022) and CHF 482 thousand reimbursed costs in relation to the OCS-05 AON study were capitalized as intangible assets in accordance with IAS 38.

8.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

in CHF thousands	Right-of-use assets
	2022	2021
Balance as of January 1,	855	948

Indexation for the period	64	21
Depreciation charge for the period	(123)	(117)

Balance as of September 30,	796	852

There are no variable lease payments which are not included in the measurement of lease obligations. Expected extension options have been included in the measurement of lease liabilities.

The following table presents the lease obligations:

in CHF thousands	As of September 30, 2022	As of December 31, 2021
Current	(158)	(193)
Non-current	(538)	(577)

Total	(696)	(770)

in CHF thousands	Lease liabilities
	2022	2021
Balance as of January 1,	(770)	(833)

FX revaluation	22	(20)
Indexation for the period	(64)	(21)
Interest expense for the period	(35)	(37)
Lease payments for the period	151	133

Balance as of September 30,	(696)	(778)

9.	PREPAIDS AND OTHER RECEIVABLES, AND ACCRUED INCOME

Prepaid and other receivables:

in CHF thousands	As of September 30, 2022	As of December 31, 2021
Prepaid expenses	544	793
VAT	135	150
Other receivables	1	1

Total	680	944

Accrued income:

Iceland offers incentives for research and development in the form of tax credits for innovation companies as outlined in Act No 152/2009. The aid is granted as a reimbursement of companies´ paid income tax or paid out in cash when the tax credit is higher than the calculated income tax. The tax credit is subject to companies having a research project approved as eligible for tax credit by the Icelandic Centre for Research (Rannís). These grants are claimed together with annual tax filings in ISK and reimbursed in the fourth quarter of the following year, which implies a revaluation based on ISK/CHF closing rate at each reporting date.

On May 11, 2020, the Icelandic Parliament passed a legislation changing certain provisions of Act No 152/2009 on tax credits for innovation companies. The changes involve temporary provisions which may affect Oculis potential grant income for costs incurred in 2020 and 2021. The changes involve (i) the increase of possible tax credit for SMEs from 20% to 35%; (ii) an increase in the overall cap on eligible costs from ISK 900 million to ISK 1,100 million; and (iii) the introduction of a new annual cap on outsourced expenses at ISK 200 million, which was previously only subject to the overall cap on eligible expenses.

For the three-month and nine-month periods ended September 30, 2022, the Company recognized CHF 202 thousand and CHF 698 thousand, respectively, related to the above-mentioned Rannís program. Accrued income as of September 30, 2022, and December 31, 2021, were CHF 1,434 thousand and CHF 760 thousand, respectively, related to the Rannís program.

In relation to the 2020 reimbursement, Oculis Iceland received CHF 998 thousand in 2021 for its 2020 accrued income estimated at CHF 993 thousand. The difference between the actual reimbursement amount and the accrued income was due to foreign exchange fluctuations of ISK and CHF on December 31, 2020, and the payment date in November 2021. In relation to the 2021 reimbursement, Oculis Iceland has an accrued income of CHF 736 thousand on September 30, 2022, revalued at the exchange rate on that date, which will be paid out in Q4 2022. The difference with the total accrued income balance of CHF 1,434 thousand corresponds to the accrued income for the first nine months of 2022.

10.	CASH AND CASH EQUIVALENTS, AND FINANCIAL ASSETS

Cash and cash equivalents consist primarily of cash balances held at banks and in the currencies:

in CHF thousands	As of September 30, 2022	As of December 31, 2021
Cash and cash equivalent	28,543	46,277

Total	28,543	46,277

in CHF thousands	As of September 30, 2022	As of December 31, 2021
by currency
Swiss Franc	12,331	23,987
Iceland Krona	115	726
Euro	1,462	4,202
US Dollar	14,600	17,325
Other	35	37

Total	28,543	46,277

The Company has two deposits in escrow accounts, presented as non-current financial assets on the balance sheet, totalling CHF 52 thousand for the lease of the Company’s premises as of September 30, 2022, and December 31, 2021.

11.	LONG-TERM FINANCIAL LIABILITIES

As of September 30, 2022, the Company had 12,712,863 preferred shares for an amount of CHF 1,350 thousand. These shares are divided into 1,623,793 registered “A Series” shares of CHF 0.10 each, 5,191,512 registered “B

Series” of CHF 0.10 each, 5,699,813 registered “C1a Series” shares (denominated in USD) of CHF 0.10 each and 197,745 registered “C1b Series” shares (denominated in USD) of CHF 0.50 each.

On July 22, 2022, the Company completed the closing of an extension round to the Series C equity financing of approximately CHF 2.0 million ($2.1 million) with an issuance of 197,745 shares of preferred shares (“Series C1b Shares” at a per share purchase price of CHF 10.27 ($10.64) and a nominal per share value of CHF 0.50. The Series C1b shareholders have the same rights and preferences as the Series C shareholders. Same as Series A, B and C preferred shares, the Series C1b preferred shares qualify as financial liability instruments under IAS 32 and are presented on the Balance Sheet as long-term financial debt.

All preferred shares have a liquidation preference corresponding to their respective initial purchase price. Furthermore, the “B Series” and “C Series” shares include a preferred dividend payment of 6.00% (as a compounded interest).

The Shareholders’ Agreement contains a redemption option upon certain events with amounts equivalent to the sum of investors’ Series C investment and applicable interests at 0.00%, 6.00% and 8.00% for Series A, B and C shares, respectively. The Company considered the expected future cash outflows and concluded that the probability of the certain events of occurring to be remote. Refer to Note 14 for discussion on the redemption feature.

Judgement was required in determining the classification of the preferred shares issued by the Company as either equity or liabilities. The preferred shareholders hold certain preference rights that include preferential distribution of proceeds in case of liquidity events as defined in the shareholder agreements. Consequently, under IAS 32 the Company classifies the preferred shares as long-term financial liabilities.

The B Series and C Series shares include a preferred dividend payment of 6.00%, and the corresponding deemed interest expense of CHF 15,679 thousand was accrued as of September 30, 2022. The nominal amounts (for “A, B and C Series”) and the accrued preferred dividend resulted in a long-term debt of CHF 124,652 thousand on September 30, 2022. The movement of the long-term financial liability is illustrated below:

in CHF thousands	Series A shares	Series B shares	Series C shares	Total
Balance as of December 31, 2020	8,179	45,799	—	53,978

Issuance of shares	—	—	52,542	52,542
Transaction costs	—	—	(771)	(771)
Interest	—	2,064	1,447	3,511
FX revaluation	—	—	485	485

Balance as of September 30, 2021	8,179	47,863	53,703	109,745

Balance as of December 31, 2021	8,179	48,569	56,754	113,502

Issuance of shares	—	—	2,030	2,030
Transaction costs	—	—	(54)	(54)
Interest	—	2,188	2,848	5,036
FX revaluation	—	—	4,138	4,138

Balance as of September 30, 2022	8,179	50,757	65,716	124,652

12.	SHARE CAPITAL, SHARE PREMIUM AND TREASURY SHARES

(A)	Share capital and premium

As of September 30, 2022, the Company had 3,406,771 shares for CHF 341 thousand. These shares are divided into 2,368,545 common shares of CHF 0.10 each, of which 4,000 had not yet been registered in the commercial register at the balance sheet date, and 1,038,226 shares for restricted stock of CHF 0.10 each.

As described in Note 11, due to the characteristics of the instruments issued, the A Series, B Series and C Series preferred shares qualify as financial liability instruments under IAS 32. As a result, they are presented as long-term financial liabilities and are consequently not included in the equity and related premium.

The activities for share capital and share premium accounts in 2022 and 2021 are as follows:

	number of shares		in CHF thousands
	Common shares	Restricted stock awards	Share capital	Share premium
Balance as of December 31, 2020	2,315,045	652,109	297	9,609

Balance as of September 30, 2021	2,315,045	652,109	297	9,609

Balance as of December 31, 2021	2,315,045	1,038,226	335	10,434

Stock options exercised	53,500	—	5	107

Balance as of September 30, 2022	2,368,545	1,038,226	341	10,541

(B)	Conditional Capital

The conditional share capital at September 30, 2022, amounted to a maximum of CHF 144 thousand split into 1,443,829 common shares with a par value of CHF 0.10 each, in connection with the potential future exercise of options granted to employees and advisors (respectively as of December 31, 2021, to a maximum of CHF 185 thousand split into 1,849,784 common shares with a par value of CHF 0.10 each).

(C)	Treasury shares

In December 2017 related to the initial corporate consolidation, the Group acquired 100,000 treasury shares which are held at a cost of CHF 1.00 each.

13.	ACCRUED EXPENSES AND OTHER PAYABLES

in CHF thousands	As of September 30, 2022	As of December 31, 2021
Payroll related accrual	(2,040)	(1,723)
Accrued R&D expense	(2,404)	(730)
Accrued G&A expense	(1,193)	(592)
Deferred consideration Accure license agreement	(1,500)	—

Total	(7,137)	(3,045)

The increase in the accrued Research & Development (R&D) expense compared to the previous year-end was mainly related to the Company’s ongoing clinical studies. The increase in the Accrued G&A expense was primarily due to accrued cost in relation to a potential financing transaction. The deferred consideration is linked to License Agreement with Accure Therapeutics for the exclusive global licensing of its OCS-05 (formerly ACT-01) technology, entered into on January 29, 2022 (see note 7).

14.	COMMITMENTS AND CONTINGENCIES

Commitments related to Novartis license agreement

In December 2018, Oculis SA entered into an agreement with Novartis, under which Oculis licensed a novel topical anti-TNF alpha antibody, now renamed as OCS-02, for ophthalmic indications (see Note 7). As consideration for the licenses, Oculis SA is obligated to pay non-refundable, up-front license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties ranges from high one digit to low teens, based on sales thresholds. As of December 31, 2019, Oculis SA has paid in full the contractual non-refundable up-front fee of CHF 4,699 thousand. Oculis SA has not reached any milestones or royalties thresholds according to the agreement. If all predefined milestones will be reached, Oculis SA will be obligated to pay additional CHF 95.1 million ($97.0 million). Oculis SA assumes to reach the first milestone payment of CHF 4.9 million ($5.0 million) in 2023. Royalties are based on net sales of licensed products, depending on the sales volumes reached. Oculis SA estimates that sale of licensed products will not begin until 2024 or later.

Commitments related to Accure license agreement

On January 29, 2022, the Company entered into a License Agreement with Accure Therapeutics for the exclusive global licensing of its OCS-05 technology. Under this agreement, Oculis licensed a novel neuroprotective drug candidate, now renamed as OCS-05, for ophthalmic and other indications (see Note 7). As consideration for the licenses, Oculis SA is obligated to pay non-refundable, up-front license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties ranges from one digit to low teens, based on sales thresholds. As of September 30, 2022, Oculis SA has paid the first contractual non-refundable up-front fee of CHF 1,500 thousand, reimbursed costs in the amount of CHF 482 thousand and accrued CHF 1,500 thousand for further liabilities owed. Oculis SA has not reached any milestones or royalties thresholds according to the agreement. If all predefined milestones will be reached, Oculis SA will be obligated to pay additional CHF 109.9 million ($112.1 million). In case of a commercialization, sublicense revenues will be subject to further royalty payments.

Commitments related to Rennes University Collaboration Research agreement

On January 31, 2022, the Company entered into a collaboration research agreement with the Rennes University and CNRS in France. This agreement is for the research of Antisense Oligonucleotide (ASO) to modulate gene expressions. As consideration for the licenses, Oculis SA is obligated to pay non-refundable cost contribution, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties are in low one digit range, based on sales thresholds. As of September 30, 2022, Oculis SA has paid the first contractual non-refundable cost contribution of CHF 27 thousand (EUR 27 thousand). Oculis SA has not reached any milestones or royalties thresholds according to the agreement. If all predefined milestones will be reached, Oculis SA will be obligated to pay additional CHF 6.7 million (EUR 7.0 million). In case of a commercialization, sublicense revenues will be subject to further royalty payments.

Research and development commitments

The Group conducts product research and development programs through collaborative programs that include, among others, arrangements with universities, contract research organizations and clinical research sites. Oculis has contractual arrangements with these organizations. As of September 30, 2022, commitments for external research projects total CHF 8,564 thousand (CHF 14,408 thousand, as of December 31, 2021) as detailed in the schedule below. The decrease compared to December 31, 2021, was due to advancements in clinical and technical developments, primarily for OCS-01 phase III clinical trials and OCS-02 CMC activities.

in CHF thousands	As of September 30, 2022	As of December 31, 2021
Within one year	8,259	13,307
Between one and five years	305	1,101

Total	8,564	14,408

Preferred shares redemption option

Per the Series C Shareholders’ Agreement, a redemption option exists in April 2025 for a pre-specified qualified condition related to an initial public offering, with amounts equivalent to the sum of investors’ Series A, B and C investment, accrued dividends and applicable compounded interests at 0.00%, 6.00% and 8.00% for Series A, B and C shares, respectively, which could lead to a potential cash-outflow. As of September 30, 2022, the sum of amounts due related to the aforementioned redemption option was approximately CHF 137 million, reflecting investment amounts, cumulative accrued dividend and compounded interest for Series A, B and C preferred shares.

15.	RELATED PARTY DISCLOSURES

Key management, including the Board of Directors and the Executive Management compensation were:

in CHF thousands	For the Three Months Ended September 30,
	2022	2021
Salaries and other short-term employee benefits	728	666
Pension	54	71
Share-based compensation	127	(1)

Total	909	736

in CHF thousands	For the Nine Months Ended September 30,
	2022	2021
Salaries and other short-term employee benefits	2,656	2,377
Pension	173	215
Share-based compensation	345	144

Total	3,174	2,736

16.	LOSS PER SHARE

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021
Net (loss) for the period attributable to Oculis shareholders—in CHF thousands	(9,954)	(4,976)	(29,515)	(13,005)
Loss per share
Basic and diluted loss for the period attributable to equity holders—in CHF	(3.29)	(1.77)	(9.96)	(4.71)
Weighted-average number of shares used to compute loss per share basic and diluted	3,028,049	2,806,589	2,963,273	2,763,429

Since the Company has a loss for all periods presented, basic net loss per share is the same as diluted net loss per share. We have excluded from our calculation of diluted loss per share all potentially dilutive securities, including (i) share options and (ii) restricted stock awards subject to repurchase, as the inclusion of these awards would have been anti-dilutive.

17.	SUBSEQUENT EVENTS

On October 17, 2022, Oculis SA entered into a Business Combination Agreement (“BCA”) with European Biotech Acquisition Corp., a NASDAQ listed blank check company incorporated in Cayman Islands as an exempted company (“EBAC”). Under the BCA and in accordance with applicable law, EBAC will be transferred into Oculis Holding AG, a public liability company incorporated and existing under the laws of Switzerland.

Upon the closing of the merger, the Company’s then outstanding common and preferred shares will automatically convert into common shares of Oculis Holding AG at the then-effective exchange ratio. In addition, existing equityholders of Oculis will also be entitled to receive additional consideration in the form of an aggregate of 4,000,000 newly issued restricted shares of Oculis Holding AG (the “Earnout Shares”), subject to predefined price targets of Oculis Holding AG shares. The aggregate value of the consideration of the shares of Oculis Holding AG payable to existing Oculis equityholders, without considering any Earnout Shares, equals $208.0 million (CHF 207.9 million) (at a deemed value of $10.00 (CHF 9.99) per share. In connection with and contingent upon the close of the merger, EBAC has received PIPE and private investment commitments of $78.0 million (CHF 78.0 million). Private investments include $2.1 million (CHF 2.0 million) related to the July 2022 Series C1b financing extension (this amount is not contingent upon the close of the merger), and $12.67 million (CHF 12.66 million) is in the legal form of Convertible Loan Agreements (the “CLAs). The CLA’s are intended to provide the same economic terms as the other PIPE investors. The CLAs convert automatically into common shares of Oculis Holding AG at $10.00 (CHF 9.99) per share upon the close of the merger and entitled to Earnout Shares.

There are no further material subsequent events to report and no events out of the ordinary course of business.

Annex A

Execution Version

BUSINESS COMBINATION AGREEMENT

by and among

EUROPEAN BIOTECH ACQUISITION CORP.

and

OCULIS SA

dated as of October 17, 2022

Exhibits

Exhibit A	Form of Non-Redemption Agreement
Exhibit B	Form of Registration Rights Agreement

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement, dated as of October 17, 2022 (this “Agreement”), is made and entered into by and among European Biotech Acquisition Corp., a Cayman Islands exempted company (“EBAC”) and Oculis SA, a public limited liability company (société anonyme) incorporated and existing under the laws of Switzerland (the “Company”) that is wholly and directly owned by the Company Shareholders (as defined below). EBAC and the Company are collectively referred to herein as the “Parties” and each individually referred to herein as a “Party.”

RECITALS

WHEREAS, (a) EBAC is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities and (b) New Parent (as defined below) will be a newly formed entity, wholly owned by EBAC, and formed for the purpose of this Agreement and the transactions contemplated hereby (the “Transactions”) and the other documents and the transactions contemplated thereby, including to act as the publicly traded holding company for the Company and its businesses after the Acquisition Closing (as defined below);

WHEREAS, as soon as practicable following the execution of this Agreement, (a) EBAC shall form or cause to be formed (i) Oculis Holding AG, a public limited liability company incorporated and existing under the laws of Switzerland and that will be a direct wholly owned subsidiary of EBAC (“New Parent”), (ii) a new Cayman Islands exempted company that will be a direct wholly owned subsidiary of New Parent (“Merger Sub 1”), (iii) another new Cayman Islands exempted company that will be a direct wholly owned subsidiary of New Parent (“Merger Sub 2”) and (iv) a new limited liability company (Gesellschaft mit beschränkter Haftung) incorporated and existing under the laws of Switzerland that will be a direct wholly owned subsidiary of New Parent (“Merger Sub 3”) and (b) EBAC shall cause New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 to become a party hereto as a “Party” and “EBAC Party” by executing a joinder agreement;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, EBAC and certain investors (the “PIPE Investors”) have entered into subscription agreements, dated on or around the date hereof (as amended or modified from time to time, the “Subscription Agreements”), pursuant to which the PIPE Investors who are parties thereto have committed, on the terms and subject to the conditions of the Subscription Agreements, to subscribe for and purchase a number of shares of EBAC Class A Common Stock (the “PIPE Shares”) equal to 6,330,391 before the First Merger Effective Time (as defined below);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor and certain of its Affiliates (as applicable) have executed and delivered to the Company a Sponsor Support Agreement, dated as of the date hereof (the “Sponsor Support Agreement”), pursuant to which the Sponsor and certain of its Affiliates (as applicable) have agreed to, among other things, on the terms, and subject to the conditions, set forth therein (i) vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby, (ii) lock up their (a) shares of EBAC Common Stock and (b) EBAC Warrants, in each case, until the consummation of the Acquisition Closing, (iii) waive certain anti-dilution adjustments and (iv) waive certain redemption rights;

WHEREAS, subject to the terms and conditions hereof and as an inducement to EBAC’s and the Company’s willingness to enter into this Agreement, certain EBAC Shareholders have entered into non-redemption agreements with EBAC and New Parent in the form attached as Exhibit A hereto (the “Non-Redemption Agreements”);

WHEREAS, as a condition and inducement to EBAC’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, certain of the Company Shareholders have executed and delivered to EBAC a Company Shareholder support agreement, dated as of the date hereof (collectively, the “Company Shareholders Support Agreement”), pursuant to which such Company Shareholder has agreed to, among other things, on the terms, and subject to the conditions, set forth therein (i) adopt this Agreement and approve and consent to the Mergers and the consummation of the Transactions, (ii) execute and deliver the exchange notice contemplated by Section 2.01, (iii) vote in favor of the Third Merger and the transactions contemplated thereby pursuant to Section 9.10 and (iv) provide a release of claims against the Company and its Subsidiaries;

WHEREAS, subject to the terms and conditions hereof, on the day before the Acquisition Closing Date (as defined below) and at the First Merger Effective Time, Merger Sub 1 will merge with and into EBAC, the separate corporate existence of Merger Sub 1 will cease and EBAC will be the surviving company and wholly owned subsidiary of New Parent (the “First Merger”);

WHEREAS, as part of the First Merger, (i) each share of EBAC Common Stock (including those held by the PIPE Investors) shall be automatically converted into one class of common stock of EBAC, as the surviving company of the First Merger (the “Surviving EBAC Shares”), (ii) each EBAC Warrant outstanding immediately prior to the First Merger Effective time will be automatically converted into warrants of EBAC, as the surviving company of the First Merger (“Surviving EBAC Warrants”) and (iii) EBAC shall deposit, or cause to be deposited, with the Exchange Agent (held solely on behalf of the holders of EBAC Common Stock and EBAC Warrants) the Surviving EBAC Shares and Surviving EBAC Warrants on the terms, and subject to the conditions set forth herein and in the Ancillary Agreements;

WHEREAS, on the day before the Acquisition Closing Date and following the First Merger Effective Time but prior to the Second Merger Effective Time (as defined below), the Exchange Agent will contribute the Surviving EBAC Shares and Surviving EBAC Warrants to New Parent (the “Exchange Agent Contribution”) in exchange for (i) New Parent Class A Shares, nominal value CHF 0.01 per share (the “New Parent Shares”) and (ii) a right to acquire New Parent Shares (each, a “New Parent Warrant”), in each case of (i) and (ii), to be held by the Exchange Agent solely on behalf of the holders of Surviving EBAC Shares and Surviving EBAC Warrants (the “New Parent Interests Consideration”);

WHEREAS, in connection with the Exchange Agent Contribution, on the day before the Acquisition Closing Date and prior to the Second Merger Effective Time, the Exchange Agent will (i) undertake to distribute the New Parent Shares as part of the New Parent Interests Consideration to the holders of Surviving EBAC Shares on the terms as further specified in Section 3.03(b) and (ii) distribute the New Parent Warrants as part of the New Parent Interests Consideration to the holders of Surviving EBAC Warrants (the “Exchange Agent Contribution Actions”);

WHEREAS, on the day before the Acquisition Closing Date and following the completion of the Exchange Agent Contribution Actions, at the Second Merger Effective Time, EBAC will merge with and into Merger Sub 2, the separate corporate existence of EBAC will cease and Merger Sub 2 will be the surviving company and remain a wholly owned subsidiary of New Parent (the “Second Merger” and, together with the First Merger, the “EBAC Mergers”);

WHEREAS, at approximately 10:00am ET on the Acquisition Closing Date, those Company Shareholders executing Company Shareholders Support Agreements and the exchange notice contemplated by Section 2.01 shall effect the Company Share Contribution (as defined below);

WHEREAS, approximately thirty (30) days after the Acquisition Closing Date, pursuant to a merger agreement to be entered into in accordance with Section 9.10, the Company will merge with and into Merger Sub 3, the separate corporate existence of the Company will cease and Merger Sub 3 will be the surviving company and remain a wholly owned subsidiary of New Parent (the “Third Merger” and together with the EBAC Mergers, the “Mergers”)

WHEREAS, the Parties intend that, for U.S. federal income Tax purposes (i) the EBAC Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986 (the “Code”) and the applicable Treasury Regulations, (ii) the Company Share Contribution and the Third Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the applicable Treasury Regulations, (iii) with respect to each of the EBAC Mergers, the Company Share Contribution, and the Third Merger, this Agreement will constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and for purposes of Sections 354, 361, and 368 of the Code and the applicable Treasury Regulations, and (iv) with respect to the Convertible Loans, (A) the Convertible Loans will be treated as issued solely by New Parent after the Second Merger Effective Time but before the Company Share Contribution on the Acquisition Closing Date and not at any other time or by any other Person or entity (including, for the avoindance of doubt, the Company), (B) the Convertible Loans will not be treated as issued until the receipt by New Parent of cash to fund the Convertible Loans from the respective lender parties thereto, (C) until such time as cash to fund the Convertible Loans has been paid to New Parent, the “Escrow Agent” (as defined in the Convertible Loan Agreement) will hold any such cash on behalf of the Lenders that funded such payment, and such Lenders will be treated as the owners of such cash unless and until such cash is delivered to New Parent pursuant to the Convertible Loan Agreement (together, the “Intended Tax Treatment”);

WHEREAS, the Board of Directors of the Company has (a) determined that it is advisable for and in the best interests of the Company and its shareholders to enter into this Agreement and the other documents to which the Company is a party contemplated hereby and (b) approved the execution and delivery of this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, the EBAC Board has (a) determined that it is advisable and in the best interests of the EBAC Parties and their shareholders for the EBAC Parties to enter into this Agreement and the other documents to which the EBAC Parties are a party contemplated hereby and consummate the transactions contemplated hereby and thereby, (b) approved the execution, delivery and performance of this Agreement and the other documents to which the EBAC Parties are a party contemplated hereby and the transactions contemplated hereby and thereby, and (c) recommended the approval and adoption of this Agreement and the other documents to which the EBAC Parties are a party contemplated hereby and the transactions contemplated hereby and thereby by the EBAC Shareholders and sole shareholder of the other EBAC Parties;

WHEREAS, in furtherance of the Transactions and in accordance with the terms hereof, EBAC shall provide an opportunity to its shareholders to have their outstanding shares of EBAC Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and EBAC’s Governing Documents (as defined below) in connection with the Transactions;

WHEREAS, at the Acquisition Closing, New Parent, the EBAC Class B Holders and certain of their respective Affiliates shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) in substantially the form attached hereto as Exhibit B (with such changes as may be mutually agreed in writing by EBAC and the Company), which shall be effective as of the Acquisition Closing; and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged and, intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.01. Definitions. As used herein, the following terms shall have the following meanings:

“Acquisition Closing” has the meaning specified in Section 2.02(d).

“Acquisition Closing Date” has the meaning specified in Section 2.02(d).

“Acquisition Proposal” means, with respect to the Company and its Subsidiaries, other than the Transactions and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) fifteen percent (15%) or more of the consolidated assets of the Company and its Subsidiaries or (ii) fifteen percent (15%) or more of any class of equity or voting securities of (x) the Company or (y) one (1) or more Subsidiaries of the Company holding assets or producing revenue constituting, individually or in the aggregate, fifteen percent (15%) or more of the consolidated assets or revenue of the Company and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning fifteen percent (15%) or more of any class of equity or voting securities of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets or producing revenue constituting, individually or in the aggregate, fifteen percent (15%) or more of the consolidated assets or revenue of the Company and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets or producing revenue constituting, individually or in the aggregate, fifteen percent (15%) or more of the consolidated assets or revenue of the Company and its Subsidiaries.

“Acquisition Transactions” means the transactions contemplated by the EBAC Mergers.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation, inquiry, proceeding or investigation by or before any Governmental Authority.

“Additional At-Risk Sponsor Shares” means 1,594,348 shares of EBAC Class B Common Stock.

“Additional At-Risk Sponsor Forfeit Amount” means a number equal to (x) the Additional At-Risk Sponsor Shares minus (y) the product of (i) the Additional At-Risk Sponsor Shares and (ii) a fraction, the numerator of which is equal to the Closing Trust Proceeds and the denominator of which is equal 25,500,000.

“Additional Proposal” has the meaning specified in Section 9.02(c).

“Additional Sponsor Incentive Shares” has the meaning specified in Section 2.02(c)(ii).

“Additional Subscription Agreement” means a subscription agreement in respect of the purchase or sale of EBAC Class A Common Stock, New Parent Shares, warrants or other securities in compliance with the exceptions set forth in Sections 7.01(k), 8.04(a)(vii) and 8.04(a)(viii).

“Adjournment Proposal” has the meaning specified in Section 9.02(c).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “Control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliate Agreements” has the meaning specified in Section 4.12(a)(vii).

“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated, consolidated, combined, unitary or other group recognized by Law in respect of Tax.

“Agent” means any Placement Agent or Financial Advisor.

“Agent Deliverables” means the documents deliverable pursuant to Sections 7.09 and 8.09.

“Agreement” has the meaning specified in the Preamble hereto.

“Agreement End Date” has the meaning specified in Section 11.01(b).

“Ancillary Agreements” has the meaning specified in Section 12.10.

“Anti-Bribery Laws” means all applicable anti-corruption and bribery Laws (including, as applicable, the United Kingdom Bribery Act 2010, the U.S. Foreign Corrupt Practices Act, as amended, national laws governing bribery of private and public employees, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Anti-Money Laundering Laws” means all applicable Laws concerning or relating to the prevention of money laundering or countering the financing of terrorism, including applicable Laws governing customer due diligence, licensing and registration, financial recordkeeping, and suspicious activity reporting.

“At-Risk Sponsor Shares” means 797,174 shares of EBAC Class B Common Stock.

“Audited Financial Statements” has the meaning specified in Section 4.08(a)(i).

“Business Combination” has the meaning set forth in Article 1.1 of EBAC’s Governing Documents as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the Transactions), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or any other day on which commercial banks in either New York, New York, or Lausanne, Switzerland or the Governmental Authorities in the Cayman Islands (for so long as EBAC remains domiciled in Cayman Islands) are authorized or required by Law to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), together with all rules and regulations and guidance issued by any Governmental Authority with respect thereto.

“Cayman Companies Act” means the Companies Act (as revised) of the Cayman Islands.

“Cayman Plan of Merger” has the meaning specified in Section 2.02(b)(i).

“Change of Control” means any transaction or series of transactions (a) following which a Person or “group” (within the meaning of Section 13(d) of the Exchange Act), other than the Company and its Subsidiaries, has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in New Parent and its Subsidiaries that, in the aggregate, constitute at least 50% of the consolidated assets of New Parent (excluding any “holding company” reorganizations or similar reorganizations that do not affect the ultimate beneficial ownership of New Parent), (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which the voting securities of New Parent immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Person resulting from such combination or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (c) the result of which is a sale of all or substantially all of the assets of New Parent to any Person.

“Claim” has the meaning specified in Section 12.01.

“Closing Trust Proceeds” has the meaning specified in Section 2.02(c)(ii).

“Code” has the meaning specified in the Recitals hereto.

“Collaboration Partners” means the Company’s or its Subsidiaries’ research, development, collaboration or similar commercialization partners with respect to Products.

“Collective Bargaining Agreement” means any collective bargaining agreement or any similar labor-related agreement or arrangement with any labor or trade union, employee representative body, works council or labor organization, in each case to which the Company or its Subsidiaries is party or by which it is bound.

“Commercial Register Zug” has the meaning specified in Section 2.02(b)(ii).

“Company” has the meaning specified in the Preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 4.13(a).

“Company Common Shares” has the meaning specified in Section 4.06(a).

“Company Consideration” has the meaning specified in Section 2.01.

“Company Cure Period” has the meaning specified in Section 11.01(f).

“Company Disclosure Letter” has the meaning specified in the introduction to Article 4.

“Company Equity Plan” means the Company’s Stock Option and Incentive Plan Regulation 2018.

“Company Equity Value” means an amount equal to (i) $208,000,000 plus (ii) the Equity Investment Amount, minus (iii) the aggregate value of the vested Company Options in accordance with Section 3.06(c).

“Company Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 4.01 (Company Organization), Section 4.03 (Due Authorization), Section 4.06(a) and (c) (Capitalization of the Company), Section 4.07(b) (Capitalization of Subsidiaries) and Section 4.16 (Brokers’ Fees).

“Company Group” has the meaning specified in Section 12.18(a).

“Company IP” means the Company Owned IP and the Company Licensed IP.

“Company IT Systems” means any and all computers, hardware, software, firmware, middleware, systems, workstations, servers, routers, hubs, switches, networks, platforms, peripherals, data communication lines, and other information technology equipment and related systems and services, and all associated documentation, in each case, that are owned or controlled by (or purported to be owned or controlled by), or licensed or leased to (or purported to be licensed or leased to), the Company or any of its Subsidiaries.

“Company Licensed IP” means any and all Intellectual Property owned by a third party and licensed or sublicensed (or purported to be licensed or sublicensed) to the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained (or purported to have obtained) a covenant not to be sued.

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (b) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of the Company to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (i) any change in applicable Laws or IFRS or any interpretation thereof following the date of this Agreement, (ii) any change in interest rates or economic, political, business or financial market conditions generally, (iii) the taking of any action required by this Agreement, (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences) or change in climate, (v) any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), or any Law or mandate, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such Law or directive, pronouncement or guideline or interpretation thereof after the date hereof or any material worsening of such conditions after the date hereof, (vi) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (vii) any failure of the Company to meet any projections or forecasts (provided that this clause (vii) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (viii) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third-party suppliers), (ix) the announcement of this Agreement and consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (ix) shall be disregarded for purposes of the representation and warranty set forth in Section 4.04 and the condition to Acquisition Closing with respect thereto), (x) any matter set forth on the Company Disclosure Letter that would not reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (xi) any action taken by, or at the written request of, EBAC; provided, further, that any Event referred to in clauses (i), (ii), (iv), (v), (vi) or (viii) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.

“Company Options” means each outstanding and unexercised option to purchase Company Common Shares, whether issued pursuant to the Company Equity Plan or otherwise, whether then vested or fully exercisable, granted prior to the Acquisition Closing Date to any current or former Service Provider of the Company (each such Service Provider, a “Company Optionholder”).

“Company Owned IP” means any and all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Preferred Shares” has the meaning specified in Section 4.06(a).

“Company Registered Intellectual Property” has the meaning specified in Section 4.21(a).

“Company Share Capital” has the meaning specified in Section 4.06(a).

“Company Share Contribution” has the meaning specified in Section 2.01.

“Company Shareholders” means, collectively, the holders of shares of Company Share Capital as of any applicable determination time prior to the Acquisition Closing.

“Company Shareholders Support Agreement” has the meaning specified in the Recitals hereto.

“Company Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of the Company’s financial advisors, investment banks, data room administrators, attorneys, accountants, and other advisors and service providers; (b) the filing fees incurred in connection with making any filings under Section 9.01; (c) the fees and expenses in connection with preparing and filing the Registration Statement, the Proxy Statement or the Proxy Statement/Registration Statement under Section 9.02 and obtaining approval of the Stock Exchange under Section 7.07; (d) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by the Company or any of its Subsidiaries to any current or former Service Provider as a result of the transactions contemplated hereby (and not tied to any subsequent event or condition, such as a termination of employment), including the employer portion of any employment or payroll Taxes arising therefrom; (e) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by the Company or any of its Subsidiaries to any Affiliate of the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated hereby, including fees, costs and expenses related to the termination of any Affiliate Agreement; and (f) any other fees and expenses as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby, in each case of clauses (a) through (f), solely to the extent such fees and expenses are incurred and unpaid as of the Acquisition Closing. Company Transaction Expenses shall not include any fees or expenses of the Company’s equityholders.

“Confidentiality Agreement” has the meaning specified in Section 12.10.

“Contracts” means any written contracts, agreements, subcontracts, leases, and purchase orders.

“Control” has the meaning specified in the definition of “Affiliate.”

“Convertible Loan” or “Convertible Loans” means the “Loan” or “Loans” as defined in the Convertible Loan Agreement.

“Convertible Loan Agreement” means the Convertible Loan Agreement, dated as of October 17, 2022, by and among the Company, Vischer, Earlybird Growth GmbH, Pivotal bioVenture Partners Fund I L.P., NFLS Beta Limited, and any other “Adhering Shareholders” (as defined in the Convertible Loan Agreement), including any successor or replacement agreement.

“Cooley” has the meaning specified in Section 12.18(b).

“Cooley Privileged Communications” has the meaning specified in Section 12.18(b).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associate epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any similar Law, mandate, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including the CARES Act.

“COVID-19 Reasonable Response” means any reasonable action or inaction, including the establishment of any policy, procedure or protocol, by the Company and its Subsidiaries that the Company determines in its reasonable discretion is necessary, advisable or prudent in connection with (i) mitigating the adverse effects of COVID-19 or applicable COVID-19 Measures, (ii) ensuring compliance by the Company and its Subsidiaries with COVID-19 Measures applicable to any of them and/or (iii) in respect of COVID-19, protecting the health and safety of employees or other persons with whom the Company and its Subsidiaries and their personnel come into contact with during the course of business operations.

“Davis Polk” has the meaning specified in Section 12.18(a).

“Davis Polk Privileged Communications” has the meaning specified in Section 12.18(a).

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the EBAC Disclosure Letter.

“Dollars” or “$” means lawful money of the United States; provided that any amount of currency that is calculated in accordance herewith or for purposes hereof that is not in U.S. dollars will be converted into U.S. dollars calculated using the spot currency exchange rate applicable to obligations payable in any foreign currency published by Bloomberg L.P. five (5) Business Days prior to the date hereof.

“Earnout Achievement Date” means each of the First Earnout Achievement Date, Second Earnout Achievement Date, and Third Earnout Achievement Date.

“Earnout Options” has the meaning specified in Section 3.06.

“Earnout Shares” means 4,000,000 New Parent Shares authorized for issuance by New Parent on the terms, and subject to the conditions set forth in Section 3.05.

“EBAC” has the meaning specified in the Preamble hereto.

“EBAC Articles” means the amended and restated memorandum and articles of association of EBAC, dated as of March 18, 2021, as in effect on the date of this Agreement.

“EBAC Board” means the Board of Directors of EBAC.

“EBAC Board Recommendation” has the meaning specified in Section 9.02(d).

“EBAC Class A Common Stock” means Class A ordinary shares, par value $0.0001 per share, of EBAC.

“EBAC Class B Common Stock” means Class B ordinary shares, par value $0.0001 per share, of EBAC.

“EBAC Class B Holders” means holders of shares of EBAC Class B Common Stock.

“EBAC Common Stock” means EBAC Class A Common Stock and EBAC Class B Common Stock.

“EBAC Cure Period” has the meaning specified in Section 11.01(g).

“EBAC D&O Persons” has the meaning specified in Section 7.08(a).

“EBAC Disclosure Letter” has the meaning specified in the introduction to Article 6.

“EBAC Financial Statements” means (i) the audited balance sheet as of December 31, 2021, and the related audited statements of operations, changes in shareholder’s equity and cash flows of EBAC for the period ended December 31, 2021, together with the auditor’s reports thereon, and (ii) the unaudited balance sheet as of June 30, 2022, and the related unaudited statements of operations, changes in shareholder’s deficit and cash flows of EBAC for the six months ended June 30, 2022.

“EBAC Fundamental Representations” means the representations and warranties set forth in Section 6.01 (Company Organization), Section 6.03 (Due Authorization), Section 6.13(b) and (c) (Capitalization) and Section 6.14 (Brokers’ Fees).

“EBAC Group” has the meaning specified in Section 12.18(a).

“EBAC Mergers” has the meaning specified in the Recitals hereto.

“EBAC Parties” means, collectively, EBAC and, upon execution of a joinder to this Agreement pursuant to Section 8.08(d), New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3.

“EBAC Private Placement Warrant” means a warrant to purchase one (1) share of EBAC Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) issued to the Sponsor.

“EBAC Public Warrant” means a warrant to purchase one (1) share of EBAC Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) that was included in the units sold as part of EBAC’s initial public offering.

“EBAC SEC Filings” has the meaning specified in Section 6.06.

“EBAC Securities” has the meaning specified in Section 6.12(a).

“EBAC Share Redemption” means the election of an eligible (as determined in accordance with EBAC’s Governing Documents) holder of shares of EBAC Class A Common Stock to redeem all or a portion of the shares of EBAC Class A Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with EBAC’s Governing Documents) in connection with the Transactions.

“EBAC Share Redemption Amount” means the aggregate amount payable with respect to all EBAC Share Redemptions.

“EBAC Shareholder Approval” means the approval of those Transaction Proposals identified in clauses (i) through (iii) of Section 9.02(c) by an affirmative vote of the applicable majority of the outstanding EBAC Common Stock entitled to vote, who attend and vote thereupon (as determined in accordance with EBAC’s Governing Documents), in each case, at an EBAC Shareholders’ Meeting duly called by the EBAC Board and held for such purpose.

“EBAC Shareholders” means the shareholders of EBAC as of any applicable determination time prior to the Acquisition Closing.

“EBAC Shareholders’ Meeting” has the meaning specified in Section 9.02(c).

“EBAC Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by EBAC or its Affiliates (whether or not billed or accrued for) (A) to the extent directly arising out of the negotiation, documentation and consummation of the transactions contemplated hereby or EBAC’s initial public offering: (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements (“Expenses”) of EBAC’s financial advisors, investment banks, data room administrators, attorneys, accountants, auditors and other advisors and service providers (“Advisors”) (including any deferred underwriting commissions and placement fees incurred in connection with the PIPE Investment); (b) the filing fees incurred by EBAC in connection with making any filings under Section 9.01; (c) the fees and expenses incurred in connection with preparing and filing the Registration Statement, the Proxy Statement or the Proxy Statement/Registration Statement under Section 9.02; (d) repayment of any Working Capital Loans; and (e) any other fees and expenses to third-party advisors or third-party service providers as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby, (B) to the extent arising out of the customary operations of EBAC (as a special purpose acquisition company, including expenses related to exploration of initial business combination opportunities) and related activities, including Expenses of Advisors; and (C) to the extent arising out of the customary operations of EBAC (as a special purpose acquisition company) and related activities, including Expenses of Advisors, in each case of clauses (A) through (C), solely to the extent such fees and expenses are incurred and unpaid as of the Acquisition Closing.

“EBAC Unit” means the units issued in EBAC’s initial public offering consisting of one share of EBAC Class A Common Stock and one-third of an EBAC Warrant.

“EBAC Warrant Agreement” means the Warrant Agreement, dated as of March 15, 2021, between EBAC and Continental Stock Transfer & Trust Company, as warrant agent.

“EBAC Warrants” means the EBAC Public Warrants and the EBAC Private Placement Warrants.

“Equity Investment Agreement” means the Investment Agreement Extension, dated as of June 30, 2022, between the Company and LSP 7 Coöperatief U.A.

“Equity Investment Amount” means the aggregate proceeds received by the Company pursuant to the Equity Investment Agreement, as adjusted in accordance with Schedule 2.01 of the Company Disclosure Letter.

“Enforceability Exceptions” has the meaning specified in Section 4.03(a).

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights) and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning specified in Section 3.04(a).

“Exchange Agent Agreement” has the meaning specified in Section 3.04(a).

“Exchange Agent Contribution” has the meaning specified in the Recitals hereto.

“Exchange Agent Contribution Actions” has the meaning specified in the Recitals hereto.

“Exchange Fund” has the meaning specified in Section 3.04(a).

“Extension Proposal” has the meaning set forth in Section 6.23(a).

“Extension Proxy Statement” has the meaning set forth in Section 6.23(a).

“Extension Shareholders’ Meeting” has the meaning set forth in Section 6.23(c).

“FDCA” means the United States Federal Food, Drug and Cosmetic Act.

“Financial Advisor” means BofA Securities, Inc. in its capacity as financial advisor to the Company.

“Financial Advisor Engagement Letters” means, (i) that certain letter agreement dated as of May 27, 2022, by and between the Company and BofA Securities, Inc.; and (ii) that certain letter agreement dated as of October 16, 2022, by and between the Company and BofA Securities, Inc

“Financial Statements” has the meaning specified in Section 4.08(a)(ii).

“First Earnout Achievement Date” has the meaning set forth in Section 3.05(b).

“First Merger” has the meaning specified in the Recitals hereto.

“First Merger Effective Time” means the time at which the First Merger becomes effective pursuant to the filing and registration of the Plan of Merger with the Cayman Registrar of Companies or at such later time as may be agreed by New Parent and the Company in writing and specified in such Plan of Merger.

“Food and Drug Law” has the meaning specified in Section 4.19(a).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and bylaws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.

“Government Funded IP” has the meaning specified in Section 4.21(g).

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Authorization” has the meaning specified in Section 4.05.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Materials” means any (a) pollutant, contaminant, chemical, (b) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (c) petroleum or any fraction or product thereof, (d) asbestos or asbestos-containing material, (e) polychlorinated biphenyl, (f) chlorofluorocarbons, (g) per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs) and (h) other substance, material or waste, in each case of (a) - (h), which are regulated under any Environmental Law because of its dangerous or deleterious properties or characteristics or as to which liability may be imposed pursuant to Environmental Law.

“IFRS” means international financial reporting standards, consistently applied.

“Indebtedness” means, with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (c) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (d) the marked to market value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (e) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes,” except in connection with the purchase of any business, any post-Acquisition Closing payment adjustments to which the Company may become entitled to the extent such payment is determined by a final Closing balance sheet or such payment depends on the performance of such business after the Acquisition Closing, (f) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (e), and (g) all Indebtedness of another Person referred to in clauses (a) through (f) above guaranteed directly or indirectly, jointly or severally.

“Intellectual Property” means any and all intellectual property or proprietary rights throughout the world, including any and all United States and foreign: (i) patents, patent applications, invention disclosures, and all provisionals, non-provisionals, continuations, continuations-in-part, divisionals, reissues, renewals, re-examinations, substitutions, and extensions thereof; (ii) trademarks, logos, service marks, trade dress, trade names, service names, slogans, internet domain names, and other similar designations of source or origin, together with all goodwill symbolized by or associated with any of the foregoing; (iii) copyrights and rights in copyrightable subject matter, including such corresponding rights in software and other works of authorship; (iv) rights in algorithms, databases, compilations and data; (v) trade secrets and all rights to other confidential and proprietary information, know-how, proprietary processes, inventions (whether or not patentable or reduced to practice), discoveries, specifications, improvements, methods, formulae, models, and methodologies (“Trade Secrets”); (vi) rights of publicity and privacy, (vii) moral rights and rights of attribution and integrity; (viii) social media addresses and accounts and usernames, account names and identifiers; and (ix) all applications and registrations, and any renewals, extensions and reversions, of the foregoing.

“Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“Interim Period” has the meaning specified in Section 7.01.

“Investment Company Act” means the Investment Company Act of 1940.

“IRS” means the United States Internal Revenue Service.

“JOBS Act” has the meaning specified in Section 6.07(a).

“Knowledge” or “to the knowledge” has the meaning specified in Section 1.03.

“Labor Organization” has the meaning specified in Section 4.14(a).

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries.

“Legal Proceedings” has the meaning specified in Section 4.10.

“Letter of Transmittal” has the meaning specified in Section 3.04(b).

“Licenses” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, licenses, security interests, options, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.

“Local Counsels” has the meaning specified in Section 12.18(a).

“Material Contracts” has the meaning specified in Section 4.12(a).

“Material Permits” has the meaning specified in Section 4.18.

“Mergers” has the meaning specified in the Recitals hereto.

“Modification in Recommendation” has the meaning specified in Section 9.02(d).

“Modification in Recommendation Notice” has the meaning specified in Section 9.02(d).

“Modification in Recommendation Notice Period” has the meaning specified in Section 9.02(d).

“New Parent” has the meaning specified in the Recitals hereto.

“New Parent Board of Directors” has the meaning specified in Section 9.08.

“New Parent Class A Shares” means Class A ordinary shares, nominal value CHF 0.01 per share of New Parent.

“New Parent Equity Incentive Plan” has the meaning specified in Section 9.07.

“New Parent Interests Consideration” has the meaning specified in the Recitals hereto.

“New Parent Organizational Documents” has the meaning specified in Section 2.02(e).

“New Parent Share Capital Increase” has the meaning specified in Section 2.02(b)(ii).

“New Parent Shares” has the meaning specified in the Recitals hereto.

“New Parent Squeeze-Out Shares” means, if applicable, a number of common shares of CHF 0.01 nominal value of New Parent to be issued in the Third Merger to Company Shareholders that do not exchange Company Share Capital for New Parent Shares pursuant to the Company Share Contribution.

“New Parent Warrant” has the meaning specified in the Recitals hereto.

“Option Exchange Ratio” shall have the meaning as set forth in Schedule 2.01 of the Company Disclosure Letter.

“Owned Real Property” means all real property owned in fee simple by the Company or any of its Subsidiaries.

“Party” and “Parties” have the meaning specified in the Preamble hereto.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with IFRS or GAAP, as applicable, (ii) Liens for Taxes (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with IFRS or GAAP, as applicable, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not, individually or in the aggregate, materially impair the value or materially interfere with the present use of the Realty, (iv) with respect to any Leased Real Property, (A) the interests and rights of the respective lessors with respect thereto, including any Lien on the lessor’s interest therein and statutory landlord liens securing payments not yet due and (B) any Liens encumbering the underlying fee title of the real property of which the Leased Real Property is a part, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not, individually or in the aggregate, materially interfere with the current use of, or materially impair the value of, the Realty, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) reversionary rights in favor of landlords under any real property leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries and (ix) other Liens that do not materially and adversely affect (x) the value, use or operation of the asset subject thereto or (y) the operation of the businesses of the Company or any of its Subsidiaries, taken as a whole.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“PIPE Investment” means the purchase of any PIPE Shares pursuant to the Subscription Agreements and the purchase of any EBAC Class A Common Stock, warrants or other securities pursuant to any Additional Subscription Agreements.

“PIPE Investment Amount” means the aggregate proceeds actually received by EBAC prior to or substantially concurrently with the Acquisition Closing for the shares in the PIPE Investment.

“PIPE Investors” has the meaning specified in the Recitals hereto and shall include, for the avoidance of doubt, investors that are party to any Additional Subscription Agreements.

“PIPE Placement Agents” means Credit Suisse Securities (USA) LLC, Kempen & Co. USA, Inc., BofA Securities, Inc., SVB Securities LLC and Arctica Finance hf.

“PIPE Placement Agent Engagement Letters” means, collectively, (1) that certain letter agreement dated as of June 3, 2022, by and between EBAC and Credit Suisse Securities (USA) LLC, (2) that certain letter agreement dated as of June 3, 2022, by and among, among others, EBAC and Kempen & Co. USA, Inc., (3) that certain letter agreement dated as of June 3, 2022, by and between EBAC and BofA Securities, Inc., (4) that certain consent letter dated as of June 3, 2022, by and between EBAC and BofA Securities, Inc., (5) that certain letter agreement dated as of June 3, 2022, by and between EBAC and SVB Securities LLC and (6) that certain letter agreement dated as of July 15, 2022, by and between EBAC and Arctica Finance hf.

“PIPE Shares” has the meaning specified in the Recitals hereto.

“Privacy and Cybersecurity Requirements” has the meaning specified in Section 4.22(a).

“Products” means any products or services under development, developed, manufactured, performed, out-licensed, sold, distributed other otherwise made available by or on behalf of the Company or any of the Company’s Subsidiaries, from which the Company or any of the Company’s Subsidiaries has derived previously, is currently deriving or is scheduled or intends to derive, revenue from the sale or provision thereof.

“Prospectus” has the meaning specified in Section 12.01.

“Proxy Statement” means the proxy statement filed by EBAC as part of the Registration Statement with respect to the EBAC Shareholders’ Meeting for the purpose of soliciting proxies from EBAC Shareholders to approve the Transaction Proposals (which shall also provide the EBAC Shareholders with the opportunity to redeem their shares of EBAC Common Stock in conjunction with a stockholder vote on the Transactions).

“Q2 2022 Financial Statements” has the meaning specified in Section 4.08(a)(ii).

“Q3 2022 Financial Statements” has the meaning specified in Section 7.03(d).

“Realty” means, collectively, the Owned Real Property and the Leased Real Property.

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” has the meaning specified in Section 9.02(a).

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, the Crimea region, Cuba, Iran, Russia, North Korea and Syria).

“Sanctioned Person” means (i) any Person identified in any sanctions-related list of designated Persons maintained by (a) the United States (including the Department of the Treasury’s Office of Foreign Assets Control or the United States Department of State); (b) the United Kingdom; (c) any committee of the United Nations Security Council; (d) the European Union or any European Union member state; or (e) any other jurisdiction where the Company or any of its Subsidiaries operates; (ii) any Person located, organized, or resident in a Sanctioned Country; (iii) a Governmental Authority or government instrumentality of any Sanctioned Country or Venezuela; and (iv) any Person directly or indirectly owned fifty percent (50%) or more, or controlled by, or acting for the benefit or on behalf of, a Person or Persons described in clauses (i) or (ii), either individually or in the aggregate.

“Sanctions Laws” means any trade, economic or financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control or the United States Department of State) (ii) the European Union or any European Union member state, (iii) the United Nations, (iv) the United Kingdom or (v) any other jurisdiction where the Company or any of its Subsidiaries operates.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Second Earnout Achievement Date” has the meaning set forth in Section 3.05(c).

“Second Merger” has the meaning specified in the Recitals hereto.

“Second Merger Effective Time” means the time at which the Second Merger becomes effective pursuant to the filing and registration of the Plan of Merger with the Cayman Registrar of Companies or at such later time as may be agreed by New Parent and the Company in writing and specified in such Plan of Merger.

“Securities Act” means the Securities Act of 1933.

“Service Provider” means, as of any relevant time, any director, officer, employee, independent contractor or consultant of the Company or any of its Subsidiaries.

“Sponsor” means LSP Sponsor EBAC B.V. a Dutch limited liability company.

“Sponsor Incentive Shares” has the meaning specified in Section 2.02(c).

“Sponsor Nominee” has the meaning specified in Section 9.08.

“Sponsor Support Agreement” has the meaning specified in the Recitals hereto.

“Staleness Date” has the meaning specified in Section 7.03(d).

“Stock Exchange” means the Nasdaq Stock Market.

“Subscription Agreements” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which (i) more than fifty percent (50%) of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person or (ii) such Person otherwise directs the management policies or corporate direction whether by equity ownership, contract or otherwise.

“Surviving EBAC Shares” has the meaning specified in the Recitals hereto.

“Surviving EBAC Warrants” has the meaning specified in the Recitals hereto.

“Swiss Code of Obligations” means the Swiss Federal Act on the Amendment of the Swiss Civil Code of 30 March 1911.

“Tax Grant” means any Tax exemption, Tax holiday, reduced Tax rate or other Tax benefit granted by a Governmental Authority with respect to the Company or any of its Subsidiaries that is not generally available without specific application therefor.

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Tax Sharing Agreement” means any agreement or arrangement (including any provision of a Contract) pursuant to which a Person is or may be obligated to indemnify another Person for, or otherwise pay, any Tax of or imposed on any Person, or indemnify, or pay over to, another Person any amount determined by reference to actual or deemed Tax benefits, Tax assets, or Tax savings.

“Taxes” means any and all U.S. federal, state, and local and non-U.S. taxes, including all income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, ad valorem, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, estimated, and other taxes and all governmental charges, duties, fees, levies, and other similar charges in the nature of a tax, including any interest, penalty, or addition thereto.

“Terminating Company Breach” has the meaning specified in Section 11.01(f).

“Terminating EBAC Breach” has the meaning specified in Section 11.01(g).

“Third Earnout Achievement Date” has the meaning set forth in Section 3.05(d).

“Third Merger” has the meaning specified in the Recitals hereto.

“Third Merger Effective Time” means the time at which the Third Merger becomes effective pursuant to the filing and registration of the Plan of Merger in accordance with the provisions of the Swiss Code of Obligations or at such later time as may be agreed by New Parent and the Company in writing and specified in such Plan of Merger.

“Trade Secrets” has the meaning specified in the definition of “Intellectual Property.”

“Trading Day” means any day on which New Parent Shares are actually traded on the principal securities exchange or securities market on which New Parent Shares are then traded.

“Transaction Expenses” means the EBAC Transaction Expenses and the Company Transaction Expenses.

“Transaction Proposals” has the meaning specified in Section 9.02(c).

“Transactions” has the meaning specified in the Recitals hereto.

“Transfer Tax” means any direct or indirect transfer (including real estate transfer), sales, value added, use, stamp, documentary, registration, conveyance, recording, or other similar Taxes payable as a result of the consummation of the Transactions.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form).

“Trust Account” has the meaning specified in Section 12.01.

“Trust Agreement” has the meaning specified in Section 6.08.

“Trustee” has the meaning specified in Section 6.08.

“Vischer” has the meaning specified in Section 12.18(b).

“VWAP” means, for any security as of any day or multi-day period, the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. during such day or multi-day period (as applicable). If the VWAP cannot be calculated for such security for such day or multi-day period (as applicable) on any of the foregoing bases, the VWAP of such security shall be the fair market value per share at the end of such day or multi-day period (as applicable) as reasonably determined by the Board of Directors of New Parent.

“Warrant Assumption Agreement” means a Warrant Assignment and Assumption Agreement to be entered into among EBAC, New Parent and the Exchange Agent, in a form to be agreed upon among EBAC, New Parent, the Exchange Agent and the Company, to be effective upon the Acquisition Closing.

“Warrant Conversion” means the right of the EBAC Shareholders to receive a New Parent Warrant in exchange for EBAC Warrants to be transferred immediately to holders of EBAC Warrants pursuant to the Warrant Assumption Agreement, to be effective upon the Acquisition Closing.

“Working Capital Loans” means any loan made to EBAC by any of the Sponsor, an Affiliate of the Sponsor, or any of EBAC’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.

Section 1.02. Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation”; and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under IFRS or GAAP, as applicable.

(e) The term “actual fraud” means, with respect to a party to this Agreement, any actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article 4, Article 5 or Article 6 (as applicable); provided that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.03 of the Company Disclosure Letter (in the case of the Company) or Section 1.03 of the EBAC Disclosure Letter (in the case of EBAC) had knowledge that a representation or warranty made by such Person pursuant to, in the case of the Company, Article 4 and Article 5 as qualified by the Company Disclosure Letter, or, in the case of EBAC, Article 6 as qualified by the EBAC Disclosure Letter, were false when made, with the intention that any of the other Parties to this Agreement rely thereon to its detriment, and such other Party actually did rely thereon to its detriment and incurred a loss as a result of such reliance.

(f) Except as otherwise specifically provided herein, to the extent this Agreement refers to information or documents having been “made available” (or words of similar import) by or on behalf of one or more Parties to another Party hereto, such obligation shall be deemed satisfied if (i) such one or more Parties hereto or a Person acting on its behalf made such information or document available (or delivered or provided such information or document) in the electronic data rooms hosted by Intralinks, Inc. and labeled “Oculis” prior to 6:00 p.m. Eastern time on the date that is one Business Day prior to the date of this Agreement or (ii) such information or document is publicly available prior to 6:00 p.m. Eastern time on the date that is one Business Day prior to the date of this Agreement in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC and not subject to any redactions or omissions.

Section 1.03. Knowledge. As used herein, (i) the word “knowledge” or the phrase “to the knowledge” of the Company shall mean the knowledge of the individuals identified on Section 1.03 of the Company Disclosure

Letter, and (ii) the word “knowledge” or the phrase “to the knowledge” of EBAC shall mean the knowledge of the individuals identified on Section 1.03 of the EBAC Disclosure Letter.

ARTICLE 2

THE MERGERS; SHARE CONTRIBUTION; CLOSING

Section 2.01. The Mergers; Exchange Agent Contribution; Contribution of Company Common Shares to New Parent.

(a) The EBAC Mergers and Exchange Agent Contribution.

(i) Upon the terms and subject to the conditions set forth in this Agreement, on the day before the Acquisition Closing Date and at the First Merger Effective Time, Merger Sub 1 shall be merged with and into EBAC in the First Merger. Following the First Merger, the separate corporate existence of Merger Sub 1 shall cease and EBAC shall continue as the surviving company.

(ii) Upon the terms and subject to the conditions set forth in this Agreement, as part of the First Merger, EBAC shall deposit, or cause to be deposited, with the Exchange Agent (held solely on behalf of the holders of EBAC Common Stock and EBAC Warrants) the Surviving EBAC Shares and Surviving EBAC Warrants.

(iii) Upon the terms and subject to the conditions set forth in this Agreement, on the day before the Acquisition Closing Date and following the First Merger Effective Time but prior to the Second Merger Effective Time the Exchange Agent shall effect the Exchange Agent Contribution, and immediately thereafter shall perform the Exchange Agent Contribution Actions.

(iv) Upon the terms and subject to the conditions set forth in this Agreement, on the day before the Acquisition Closing Date and at the Second Merger Effective Time, which shall be approximately 30 minutes after the First Merger Effective Time, EBAC shall be merged with and into Merger Sub 2 in the Second Merger. Following the Second Merger, the separate corporate existence of EBAC shall cease and Merger Sub 2 shall continue as the surviving company. Following the consummation of the EBAC Mergers, all New Parent Shares shall be of the same class of shares and consist only of New Parent Class A Shares. Following the Acquisition Closing, Merger Sub 2 shall be liquidated, and its assets shall be distributed in the framework of the liquidation procedure to New Parent.

(b) Company Share Contribution.

(i) As soon as reasonably practicable following the date hereof, the Company shall cause the Company Shareholders to sign an exchange notice, pursuant to which such Company Shareholders agree, subject to the substantially concurrent satisfaction or waiver of all of the conditions set forth in Article 10 of this Agreement, to transfer, assign and surrender to the Exchange Agent all Company Share Capital held by such Company Shareholder free and clear of all Liens (other than general restrictions on transfer under applicable securities Laws or the articles of association of the Company), in exchange for New Parent Shares on the terms, and subject to the conditions set forth in this Agreement, including the Company Share Contribution ratios set forth in Schedule 2.01 of the Company Disclosure Letter. All such transferring Company Shareholders authorize the Exchange Agent as its lawful attorney-in-fact to do any and all things and to take any and all actions reasonably necessary to effect the exchange of Company Share Capital into New Parent Shares. All such transferring Company Shareholders shall undertake all such further steps, including executing an ad hoc contribution agreement, as are necessary to effect the contribution of the full legal and beneficial ownership of the applicable Company Share Capital to New Parent (and, in exchange, New Parent shall issue New Parent Shares to Company Shareholders, the “Company Share Contribution”) (the number of New Parent Shares so issued, the “Company Consideration”). The aggregate value of the

Company Consideration shall be deemed to be equal to the Company Equity Value, and shall be subscribed for by the Company Shareholders at a value of $10.00 per New Parent Share. For the avoidance of doubt, any New Parent Shares to be issued as Company Consideration to the Company Shareholders shall be of the same class, with equal rights and privileges, as any New Parent Shares to be issued as part of the New Parent Interests Consideration to the EBAC Shareholders and PIPE Investors.

(ii) At approximately 10:00 am ET on the Acquisition Closing Date, such transferring Company Shareholders and New Parent shall consummate the Company Share Contribution.

(c) The Third Merger. Upon the terms and subject to the conditions set forth in this Agreement and as an integrated part of the Transactions, approximately thirty (30) days after the Acquisition Closing Date and at the Third Merger Effective Time, the Company shall be merged with and into Merger Sub 3 in the Third Merger. Following the Third Merger, the separate corporate existence of the Company shall cease, and Merger Sub 3 shall continue as the surviving company.

Section 2.02. Effective Times; Sponsor Forfeiture; Closings.

(a) First Merger and Second Merger. Subject to the satisfaction or waiver of all of the conditions set forth in Article 10 of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Acquisition Closing Date, the Parties shall cause the First Merger and Second Merger to be consummated by filing with the Cayman Registrar of Companies a Plan of Merger (the “Cayman Plan of Merger”), duly executed and completed in accordance with the relevant provisions of the Cayman Companies Act.

(b) First Merger Capital Increase by New Parent. New Parent shall undertake all corporate steps required to increase its share capital to reflect the issuance of the New Parent Shares to be transferred to (i) the Exchange Agent (held solely on behalf of the holders of Surviving EBAC Shares, including the PIPE Investors) in connection with the distribution of New Parent Shares as part of the New Parents Interests Consideration to such holders following the Exchange Agent Contribution in accordance with the Exchange Agent Contribution Actions performed prior to the consummation of the transactions contemplated by the Second Merger and (ii) the Company Shareholders in connection with the Company Share Contribution (together, clauses (i) and (ii), the “New Parent Share Capital Increase”) and to register on the Acquisition Closing Date in one single application the New Parent Share Capital Increase in the Commercial Register of the Canton of Zug, Switzerland (“Commercial Register Zug”), which registration shall be made using the express procedure allowing for same-day registration (Hyperexpressverfahren). Upon registration of the New Parent Share Capital Increase in the Commercial Register Zug pursuant to this Section 2.02(b), New Parent shall issue to (x) the Exchange Agent, New Parent Shares to be distributed to holders of Surviving EBAC Shares following the consummation of the Exchange Agent Contribution and in accordance with the Exchange Agent Contribution Actions performed prior to the consummation of the transactions contemplated by the Second Merger and (y) to the Company Shareholders, the New Parent Shares constituting the Company Consideration for the Company Share Contribution on the terms, and subject to the conditions of, this Agreement and the Ancillary Agreements. Unless otherwise agreed by New Parent and the relevant recipient of the New Parent Shares, all New Parent Shares shall be uncertificated, with record ownership reflected on the books and records of New Parent. Immediately following the New Parent Share Capital Increase, the Exchange Agent and the Company Shareholders shall hold all New Parent Shares, with the exception of any New Parent Shares held by New Parent as treasury shares, and immediately thereafter, the New Parent Shares as part of the New Parent Interests Consideration shall be delivered by the Exchange Agent to the EBAC Shareholders, including the PIPE Investors.

(c) Sponsor Forfeiture Events.

(i) All of the At-Risk Sponsor Shares are hereby forfeited for no consideration, contingent upon the consummation of the Acquisition Closing; provided, that the number of At-Risk Sponsor Shares forfeited pursuant to this Section 2.02(c)(i) is reduced by the number of At-Risk Sponsor Shares that the Sponsor or its affiliates has agreed to transfer to any EBAC Shareholder in connection with such EBAC Shareholder’s execution of a Non-Redemption Agreement (the “Sponsor Incentive Shares”); provided, further, that the number of Sponsor Incentive Shares granted to any EBAC Shareholder does not exceed ten percent (10%) of the number of shares of EBAC Class A Common Stock owned or controlled by such EBAC Shareholder as of the date of the appliable Non-Redemption Agreement.

(ii) Notwithstanding anything to the contrary herein, if, as of the Acquisition Closing Date, (A) the amount of cash or cash equivalents available in the Trust Account following the EBAC Shareholders’ Meeting (after deducting the amount required to satisfy the EBAC Share Redemption Amount but before payment of any Company Transaction Expenses or EBAC Transaction Expenses); plus (B) the PIPE Investment Amount actually received by New Parent (or other financing, including through a convertible loan, in connection with the Acquisition Transactions) prior to or substantially concurrently with the Acquisition Closing from a PIPE Investor or other investor that in either case has been introduced to the Company following the date hereof by the Sponsor or its affiliates as set forth on Section 2.02(c)(i) of the EBAC Disclosure Letter (which, subject to the Company’s prior approval (not to be unreasonably withheld, conditioned or delayed), schedule EBAC may update from time to time after the date hereof) (collectively, the “Closing Trust Proceeds”) is less than $25,500,000, then a number of Additional At-Risk Sponsor Shares equal to the Additional At-Risk Sponsor Forfeit Amount shall be forfeited for no consideration concurrently with the consummation of the Company Share Contribution; provided, that the number of Additional At-Risk Sponsor Shares forfeited pursuant to this Section 2.02(c)(ii) shall be reduced by the number of Additional At-Risk Sponsor Shares to be transferred by the Sponsor or its affiliates (such transfer as reasonably evidenced to the Company) to any EBAC Shareholder in connection with a Non-Redemption Agreement or similar arrangement executed after the date of this Agreement (the “Additional Sponsor Incentive Shares”); provided, further, that the number of Additional Sponsor Incentive Shares that may be granted to any EBAC Shareholder shall not exceed ten percent (10%) of the number of shares of EBAC Class A Common Stock owned or controlled by such EBAC Shareholder as of the date of such Non-Redemption Agreement or similar arrangement.

(d) Closings. On the next Business Day (unless otherwise agreed between EBAC and the Company) following the date which is three (3) Business Days after the date on which all conditions set forth in Article 10 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Acquisition Closing (as defined below), but subject to the satisfaction or waiver thereof) or such other time and place as EBAC and the Company may mutually agree in writing, the closing of the First Merger, Second Merger and Company Share Contribution (collectively, the “Acquisition Closing”) shall take place electronically through the exchange of documents via email. The date on which the Acquisition Closing is completed is referred to herein as the “Acquisition Closing Date.” The New Parent Share Capital Increase shall be made contemporaneously with the filing of the Cayman Plan of Merger.

(e) Effects of the EBAC Mergers and New Parent Capital Increase. The EBAC Mergers shall have the effects set forth in this Agreement and the Cayman Companies Act, and the New Parent Share Capital Increase shall have the effect set forth in the Swiss Code of Obligations. Without limiting the generality of the foregoing and subject thereto, by virtue of the (i) First Merger and without further act or deed, at the First Merger Effective Time, all of the property, rights, privileges, powers and franchises of Merger Sub 1 shall vest in EBAC, as the surviving company of the First Merger, and all of the debts, liabilities and duties of Merger Sub 1 shall become the debts, liabilities and duties of EBAC and (ii) Second Merger and without further act or deed, at the Second Merger Effective Time, all of the property, rights, privileges, powers and franchises of EBAC shall vest in Merger Sub 2, as the surviving company of the First Merger, and all of the debts, liabilities and duties of EBAC shall become the debts, liabilities and duties of Merger Sub 2.

(f) Articles of Association of New Parent. In connection with the Acquisition Transactions, on the Acquisition Closing Date, New Parent will take all requisite action to adopt the articles of association (the “New Parent Organizational Documents”) amended in accordance with their terms and Swiss Law.

(g) Directors and Officers of the Surviving Company. Persons constituting the directors and officers of Merger Sub 2 prior to the Second Merger Effective Time shall continue to be the directors and officers of Merger Sub 2 following the consummation of the EBAC Mergers until the earlier of their resignation or removal or until their respective successors are duly appointed.

Section 2.03. Closing Deliverables.

(a) At the Acquisition Closing, the Company will deliver or cause to be delivered:

(i) to EBAC, a certificate signed by an executive officer of the Company, dated as of the Acquisition Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.02(a), Section 10.02(b) and Section 10.02(c) have been fulfilled; and

(ii) to EBAC, the Registration Rights Agreement, duly executed by certain Affiliates of the Company party thereto.

(b) At the Acquisition Closing, EBAC will deliver or cause to be delivered:

(i) to the Company, a certificate signed by an officer of EBAC, dated as of the Acquisition Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.03(a) through Section 10.03(d) have been fulfilled;

(ii) to the Company, the Registration Rights Agreement, duly executed by the EBAC Class B Holders and New Parent; and

(iii) to the Company, the written resignations of all of the directors and officers of EBAC and New Parent, effective as of the Second Merger Effective Time.

ARTICLE 3

EFFECTS OF THE MERGER ON EBAC SECURITIES

Section 3.01. Conversion of Securities. Treatment of Securities of EBAC in the First Merger. At the First Merger Effective Time, by virtue of the Merger and without any action on the part of EBAC, Merger Sub 1, New Parent or the holder of any shares of capital stock of any of the foregoing:

(a) EBAC Units. Each EBAC Unit outstanding immediately prior to the First Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one share of EBAC Class A Common Stock and one-third of an EBAC Warrant in accordance with the terms of the applicable EBAC Unit, which underlying shares of EBAC Class A Common Stock and EBAC Warrants shall be adjusted in accordance with the applicable terms of this Section 3.01.

(b) EBAC Capital Stock. Immediately following the separation of each EBAC Unit in accordance with Section 3.01 and in connection with the First Merger, the shares of EBAC Common Stock shall be automatically converted into the Surviving EBAC Shares, and in connection therewith, EBAC shall deposit, or cause to be deposited, each Surviving EBAC Share with the Exchange Agent (solely on behalf of the EBAC Shareholders, including the PIPE Investors). As of the First Merger Effective Time, each EBAC Shareholder shall cease to have any other rights in and to EBAC and each share of EBAC Class A Common Stock issued and outstanding immediately prior to the First Merger Effective Time shall automatically be cancelled and cease to exist.

(c) Exchange of EBAC Warrants. Each EBAC Warrant outstanding immediately prior to the First Merger Effective Time shall, at the First Merger Effective Time, be automatically converted into the Surviving

EBAC Warrants and such Surviving EBAC Warrants shall be deposited with the Exchange Agent (solely on behalf of the holders of EBAC Warrants) in exchange for the right of each holder of EBAC Warrants to receive New Parent Warrants pursuant to the Warrant Conversion on the terms, and subject to the conditions of, the Warrant Assumption Agreement. Each EBAC Warrant outstanding immediately prior to the First Merger Effective Time shall, at the First Merger Effective Time, cease to be a warrant with respect to EBAC Common Stock and shall be assumed by New Parent pursuant to the Warrant Assumption Agreement on substantially the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the EBAC Warrant Agreement (including any repurchase rights and cashless exercise provisions). EBAC and New Parent shall take all lawful action to effect the aforesaid provisions of this Section 3.01, including entering into the Warrant Assumption Agreement.

(d) New Parent Shares Held by EBAC. The New Parent Shares held by EBAC shall be cancelled for no consideration immediately prior to the implementation of the Second Merger.

(e) EBAC Treasury Stock. Notwithstanding clause (a) above or any other provision of this Agreement to the contrary, if there are any shares of EBAC Common Stock that are owned by EBAC as treasury stock or any EBAC Common Stock owned by any direct or indirect Subsidiary of EBAC immediately prior to the First Merger Effective Time, such EBAC Common Stock shall be cancelled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

(f) EBAC Redeeming Shares. Notwithstanding clause (a) above or any other provision of this Agreement to the contrary, if there are any shares of EBAC Common Stock that are required to be redeemed pursuant to the EBAC Share Redemption, such EBAC Common Stock shall not be exchanged pursuant to clause (a) above but shall, immediately prior to the First Merger Effective Time, be cancelled and shall cease to exist and shall thereafter be redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, EBAC’s Governing Documents, the Trust Agreement and the Proxy Statement.

Section 3.02. Equitable Adjustments. If, between the date of this Agreement and the First Merger Effective Time, the outstanding shares of any class or series of Company Share Capital or EBAC Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then, without duplication, any number, value (including dollar value) or amount contained herein which is based upon the number of shares of any class or series of Company Share Capital or EBAC Common Stock will be appropriately adjusted to provide to the holders of Company Share Capital and the holders of EBAC Common Stock the same economic effect as contemplated by this Agreement; provided, however, that this Section 3.02 shall not be construed (i) to permit any party to take any action with respect to its respective securities that is prohibited by the terms and conditions of this Agreement or would reasonably be expected to prevent, impair or impede the Intended Tax Treatment or (ii) to apply to any adjustment made with respect to the New Parent Warrants in the Warrant Conversion.

Section 3.03. Delivery of Shares.

(a) Prior to the First Merger Effective Time, New Parent, the Company and EBAC shall, with the Company’s prior consent, (i) appoint a Person authorized to act as exchange agent in connection with the Transactions, which Person shall be selected by New Parent, the Company and EBAC (the “Exchange Agent”) and shall act on behalf of the Company and the Company Shareholders and on behalf of EBAC and holders of the Surviving EBAC Shares and Surviving EBAC Warrants, as the case may be, and (ii) enter into an exchange agent agreement with the Exchange Agent reasonably acceptable to New Parent, the Company and EBAC for the purpose of, among other things, (A) contributing the Surviving EBAC Shares and Surviving EBAC Warrants to New Parent in exchange for New Parent Shares and New Parent Warrants, (B) effecting the distribution of such New Parent Shares and New Parent Warrants to the holders of Surviving EBAC Shares (including the PIPE

Investors) and Surviving EBAC Warrants, (C) exchanging the Company Share Capital for New Parent Shares and (D) effecting the distribution of such New Parent Shares to the Company Shareholders, all in accordance with this Agreement (the “Exchange Agent Agreement”). New Parent Shares deposited with the Exchange Agent shall be referred to as the “Exchange Fund.”

(b) As soon as reasonably practicable after the registration of the New Parent Share Capital Increase with the Commercial Register Zug, the Exchange Agent shall mail or otherwise deliver to (i) each holder of record of EBAC Common Stock who has the right to receive the New Parent Shares delivered by the Exchange Agent as part of the New Parent Interests Consideration hereunder and (ii) each Company Shareholder who has the right to receive the New Parent Shares delivered by the Exchange Agent as part of the Company Consideration hereunder, a letter of transmittal in customary form to be approved by New Parent, the Company and EBAC (such approval not to be unreasonably withheld, conditioned, or delayed) prior to the Acquisition Closing (the “Letter of Transmittal”), which shall be in such form and have such other customary provisions as New Parent, the Company and EBAC may reasonably specify. In the event a holder of EBAC Common Stock or a Company Shareholder does not deliver to the Exchange Agent a duly executed and completed Letter of Transmittal, where applicable, such Person shall not be entitled to receive such uncertificated New Parent Shares as part of the New Parent Interests Consideration unless and until such Person delivers a duly executed and completed Letter of Transmittal, as applicable, to the Exchange Agent. Each uncertificated share of EBAC Common Stock (and each resulting Surviving EBAC Share) or uncertificated share of Company Share Capital represents only the right to receive, upon compliance with these requirements, the New Parent Shares as part of the New Parent Interests Consideration or as part of the Company Consideration in accordance with this Agreement.

(c) If applicable, upon receipt of a Letter of Transmittal duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by New Parent, the holder of such EBAC Common Stock (and resulting Surviving EBAC Shares) or the Company Shareholder shall be entitled to receive, pursuant to the terms of this Agreement, in exchange therefor the New Parent Shares as part of the New Parent Interests Consideration or as part of the Company Consideration in book-entry form. Until surrendered as contemplated by this Section 3.03(c), each EBAC Common Stock (and resulting Surviving EBAC Shares) or share of Company Share Capital shall be deemed to represent only the right to receive upon such surrender the New Parent Shares as part of the New Parent Interests Consideration or as part of the Company Consideration which the holders of Surviving EBAC Shares or the Company Shareholder were entitled to receive in respect of such shares pursuant to the terms of this Article 3.

(d) Immediately after registration of the New Parent Share Capital Increase with the Commercial Register Zug, without any action of the EBAC Shareholders and the Company Shareholder, (x) New Parent, the Company and EBAC shall cause the Exchange Agent to deliver to the Depository Trust Company book-entry shares representing the New Parent Shares to be issued as part of the New Parent Interests Consideration and as part of the Company Consideration and (y) all Surviving EBAC Warrants held by New Parent will be cancelled for no consideration;

(e) All New Parent Shares distributed by the Exchange Agent upon the surrender of EBAC Common Stock or shares of Company Share Capital in accordance with the terms of this Article 3 shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such EBAC Common Stock (and resulting Surviving EBAC Shares) or shares of Company Share Capital, as applicable, and there shall be no further registration of transfers on the stock transfer books of EBAC of the shares of EBAC Common Stock or the Company of the shares of Company Share Capital that were issued and outstanding immediately prior to the First Merger Effective Time. From and after the First Merger Effective Time, holders of EBAC Common Stock shall cease to have any rights as shareholders of EBAC, except as provided in this Agreement or by applicable Law.

(f) Any portion of the Exchange Fund payable to EBAC Shareholders as part of the New Parent Interests Consideration that remains unclaimed by the holders of EBAC Common Stock who were entitled to receive a portion of the Exchange Fund in accordance with Section 2.02 and this Section 3.03 twelve (12) months after the Acquisition Closing Date shall be returned to New Parent for no consideration and any such holder of EBAC Common Stock who has not received its portion of the Exchange Fund in accordance with Section 2.02 and this Section 3.03 prior to that time, shall thereafter look only to New Parent (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for the delivery of the New Parent Shares to which they are entitled, subject to New Parent receiving a Letter of Transmittal duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by New Parent. Notwithstanding the foregoing, New Parent shall not be liable to any holder or former holder of EBAC Common Stock for any amounts paid to any Governmental Authority pursuant to applicable abandoned property, escheat or similar Laws. Any New Parent Shares remaining unclaimed by holders of EBAC Common Stock twenty-four (24) months after the Acquisition Closing Date shall become, to the extent permitted by applicable Law, the property of New Parent free and clear of any claims or interest of any Person previously entitled thereto and New Parent.

Section 3.04. Withholding. Notwithstanding any other provision to this Agreement, each of the Parties, their respective Affiliates, and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld from the making of such payments under applicable Law. In the event that any Person reasonably determines in good faith that any payment hereunder in subject to deduction or withholding (other than compensatory payments to employees of the Company or any of its Subsidiaries), such Person shall use commercially reasonable efforts to (a) notify the Company as soon as is reasonably practicable after such determination and (b) cooperate with the Company and its shareholders to reduce or eliminate any applicable deduction or withholding. To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be (i) timely remitted to the appropriate Governmental Authority and (ii) treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.05. Earn Out Shares.

(a) Subject to and conditioned upon the occurrence of the Acquisition Closing, New Parent shall issue the Earnout Shares to the Company Shareholders in accordance with the Company Share Contribution ratios set forth in Schedule 2.01 of the Company Disclosure Letter,which shall initially be unvested and shall be subject to the following transfer restrictions, vesting and forfeiture provisions:

(i) If, at any time during the five (5) years following the Acquisition Closing Date (the “Vesting Period”), the VWAP of New Parent Shares is greater than or equal to $15.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the date when the foregoing is first satisfied, the “First Earnout Achievement Date”), then 1,500,000 Earnout Shares; minus any Earnout Options granted in replacement of vested Company Options pursuant to Section 3.06, shall automatically become vested, shall no longer be subject to forfeiture the transfer restrictions provided for in Section 3.05(d).

(ii) If, at any time during the Vesting Period, the VWAP of New Parent Shares is greater than or equal to $20.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the date when the foregoing is first satisfied, the “Second Earnout Achievement Date”), then an additional 1,500,000 Earnout Shares; minus any Earnout Options granted in replacement of vested Company Options pursuant to Section 3.06, shall automatically become vested, shall no longer be subject to forfeiture the transfer restrictions provided for in Section 3.05(d).

(iii) If, at any time during the Vesting Period, the VWAP of New Parent Shares is greater than or equal to $25.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the date when the foregoing is first satisfied, the “Third Earnout Achievement Date”), then the remaining 1,000,000 Earnout Shares; minus any Earnout Options granted in replacement of vested

Company Options pursuant to Section 3.06, shall automatically become vested, shall no longer be subject to forfeiture the transfer restrictions provided for in Section 3.05(d).

(b) For the avoidance of doubt, the Earnout Shares shall be entitled to vesting described in Section 3.05(a)(i), Section 3.05(a)(ii) and Section 3.05(a)(iii), respectively, only upon the occurrence of the respective Earnout Achievement Date; provided, however, that each such date shall only occur once, if at all, and in no event shall such Company Shareholders be collectively entitled to receive more than an aggregate of 4,000,000 shares of New Parent Shares as Earnout Shares; minus any Earnout Options granted in replacement of vested Company Options pursuant to Section 3.06.

(c) The Earnout Shares that do not vest in accordance with Section 3.05(i), Section 3.05(ii) and Section 3.05(iii) during the Vesting Period shall automatically be forfeited by the Company Shareholders back to New Parent for no consideration and without any encumbrance, third party right, further right, obligation or liability of any kind or nature on the part of New Parent or any of the Company Shareholders. New Parent shall pay any stamp, transfer, documentary or similar taxes imposed upon the forfeiture of any Earnout Shares. Similarly, any Earnout Options that do not vest in accordance with Section 3.05(i), Section 3.05(ii) and Section 3.05(iii) during the Vesting Period shall automatically expire.

(d) For the avoidance of doubt, it is understood and agreed that the Earnout Shares shall not be entitled to vote on matters submitted to the holders of New Parent Shares for approval or be entitled to receive dividends or distributions in respect of the New Parent Shares, if any, until such Earnout Shares vest pursuant to Section 3.05(a)(i), Section 3.05(a)(ii), Section 3.05(a)(iii) or Section 3.05(e) and may not be offered, sold, transferred, redeemed, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) by such Person or be subject to execution, attachment or similar process without the consent of New Parent, and shall bear a customary legend with respect to such transfer restrictions. Any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of such Earnout Shares shall be null and void; provided, that, notwithstanding the foregoing, transfers, assignments and sales by the holders of the Earnout Shares are permitted (i) in the case of a holder who is an individual, by bona fide gift to a member of such holder’s immediate family or to a trust created and controlled by such holder, the beneficiary of which is a member of one of the individual’s immediate family, an Affiliate of such person or to a charitable organization; (ii) in the case of a holder who is an individual, by virtue of laws of descent and distribution upon death of the individual; (iii) in the case of a holder who is an individual, pursuant to a qualified domestic relations order; (iv) to New Parent for a price not exceeding the nominal value of such Earnout Shares; and (v) in the event of completion of a liquidation, merger, share exchange or other similar transaction which results in all of New Parent shareholders having the right to exchange their New Parent Shares for cash, securities or other property subsequent to the completion of the Transactions; provided, however, that in the case of clauses (i) through (iii) these permitted transferees must enter into a written agreement agreeing to be bound by the restrictions herein.

(e) In the event that there is a Change of Control during the Vesting Period, to the extent an applicable Earnout Achievement Date has not already occurred, each respective Earnout Achievement Date shall be deemed to occur on the day prior to the closing of such Change of Control, and (A) all Earnout Shares shall automatically become vested on the date prior to the closing of such Change of Control (to the extent such Earnout Shares has not previously been issued) and (B) thereafter, the obligations in this Section 3.05 shall terminate and no longer apply.

(f) The New Parent Shares price targets set forth in this Section 3.05 shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to the New Parent Shares occurring on or after the Acquisition Closing (other than the Transactions).

Section 3.06. Treatment of Company Options.

(a) At the Acquisition Closing, all of the Company Options outstanding and unexercised immediately prior to the Acquisition Closing, automatically and without any action on the part of any Company Optionholder or beneficiary thereof, will be assumed by New Parent and each such Company Option shall be replaced by a stock option (each, a “Converted Option”) to purchase New Parent Shares and the option to acquire Earnout Shares (each, an “Earnout Option”) at the same proportion as a holder of Company Common Shares receives New Parent Shares and Earnout Shares pursuant to Schedule 2.01 of the Company Disclosure Letter.

(b) Each such Converted Option as so assumed and replaced shall continue to have and be subject to substantially the same terms and conditions (other than the vesting and transfer restrictions applicable to each Earnout Option) as were applicable to such Company Option immediately before the Acquisition Closing (including vesting (if applicable), expiration date and exercise provisions), except that, as of the Acquisition Closing, each such Converted Option as so assumed and replaced shall be exercisable for that number of New Parent Shares and Earnout Shares determined by multiplying the number of Company Common Shares subject to such Company Option immediately prior to the Acquisition Closing by the Option Exchange Ratio, which product shall be mathemathically rounded to the nearest whole number of shares at a per share exercise price determined by dividing the per share exercise price of such Company Option immediately prior to the Acquisition Closing by the Option Exchange Ratio, which quotient shall be mathematically rounded to the nearest whole cent; provided, that the exercise price and the number of New Parent Shares purchasable under each Converted Option shall, in the case of any Company Option to which Section 409A of the Code applies, be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder; provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of New Parent Shares purchasable under such Converted Option shall be determined in accordance with the foregoing in a manner that satisfies the requirements of Section 424(a) of the Code; provided, that the exercise price shall not be lower than CHF 0.01. As of the Acquisition Closing, all Company Options shall no longer be outstanding and each holder of Converted Options shall cease to have any rights with respect to such Company Options, except as set forth in this Section 3.06. For any unvested Company Option, the Company may replace any Earnout Option with another option of economically similar value.

(c) Solely for purposes of determining the Company Equity Value (as defined herein), all Company Options that are vested and not exercised at the Acquisition Closing Date shall be treated as if they had been exercised on a cashless basis. The value of the total number of Company Common Shares resulting from such deemed cashless exercise, as determined in accordance with Section 2.01 of the Disclosure Letter, shall be deducted from determining the Company Equity Value in accordance with the definition thereof for purposes of calculating the number of New Parent Shares to be issued to the Company Shareholders.

(d) Notwithstanding anything to the contrary herein, absent the exercise of a vested Company Option, no New Parent Share shall be issued to Company Optionholders and all vested Company Options shall be replaced by vested New Parent Options and Earnout Options which reflect economically the terms of replaced vested Company Options as outlined in this Section 3.05. For the avoidance of doubt, this Section 3.05 shall not create any rights to any Company Optionholder.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered to EBAC by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 12.09, qualifies the correspondingly numbered and lettered representations in this Article 4), the Company represents and warrants to EBAC as follows:

Section 4.01. Company Organization. The Company has been duly incorporated and is validly existing as a public limited liability company (société anonyme) incorporated and existing under the laws of Switzerland and has all power and authority necessary to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Company as previously made available by or on behalf of the Company to EBAC, are true, correct and complete. The Company is lawfully licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing has not been, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.02. Subsidiaries. A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.02 of the Company Disclosure Letter. All Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Governing Documents of the Subsidiaries of the Company, in each case, as amended to the date of this Agreement, have been previously made available to EBAC by or on behalf of the Company. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.03. Due Authorization.

(a) The Company has all requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Directors of the Company, and no other company or corporate proceeding on the part of the Company is necessary to authorize this Agreement and the other documents to which the Company is a party contemplated hereby. This Agreement has been, and on or prior to the Acquisition Closing, the other documents to which the Company is a party contemplated hereby will be, duly and validly executed and delivered by the Company and this Agreement constitutes, and on or prior to the Acquisition Closing, the other documents to which the Company is a party contemplated hereby will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (the “Enforceability Exceptions”).

(b) On or prior to the date of this Agreement, the Board of Directors of the Company has duly adopted resolutions (i) determining that this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interests of, the Company and its shareholders, as applicable, (ii) approving the transfer of the Company Common Shares to New Parent, and (iii) authorizing and approving the execution, delivery and performance by the Company of this Agreement, the Transactions and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby. No other corporate action is required on the part of the Company or any of its shareholders to enter into this Agreement or the other documents to which the Company is a party contemplated hereby or to approve the transactions contemplated hereby and thereby. The Governing Documents of the Company have been duly and validly approved in accordance with applicable Law.

Section 4.04. No Conflict. Subject to the receipt of the Governmental Authorizations set forth in Section 4.05 of the Company Disclosure Letter and except as set forth on Section 4.04 of the Company Disclosure Letter, the execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement and the other documents to which the Company is a party contemplated hereby and the consummation of the Transactions and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under, the Governing Documents of the Company or any of its Subsidiaries, (b) violate or conflict with any provision of, or result in the breach of, or default under, any Law, License or Governmental Order applicable to the Company or any of its Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries may be bound, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing which (i) has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement or (ii) would not be, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.05. Governmental Authorities; Consents. No action by, notice, consent, approval, waiver or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company or its Subsidiaries with respect to the Company’s execution, delivery and performance of this Agreement and the other Ancillary Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby (each, a “Governmental Authorization”), except for (i) the filings and approvals set forth in Section 4.05 of the Company Disclosure Letter, (ii) the filing with the SEC of (A) the Registration Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of the Stock Exchange to permit New Parent Shares to be issued in accordance with this Agreement to be listed on the Stock Exchange, (iv) filing of the Cayman Plan of Merger and, if applicable, the plan of merger under the applicable law of the Swiss Code of Obligations, as appropriate, (v) such filings with the relevant Swiss commercial register as per Section 2.02(b), Section 8.07 or Section 9.10 or (vi) any actions, notices, consents, approvals, waiver or authorizations, designations, declarations or filings, the absence of which has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement is not, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.06. Capitalization of the Company.

(a) The issued share capital of the Company consists of CHF 1,690,661.40, divided into (i) 3,402,771 registered shares with a nominal value of CHF 0.10 each (the “Company Common Shares”), (ii) 1,623,793 registered Series A preferred shares (the “Series A Preferred Shares”) with a nominal value of CHF 0.10 each, (iii) 2,486,188 registered Series B-1 preferred shares (the “Series B-1 Preferred Shares”) with a nominal value of CHF 0.10 each, (iv) 2,705,324 registered Series B-2 preferred shares (the “Series B-2 Preferred Shares”) with a nominal value of CHF 0.10 each, (v) 5,699,813 registered Series C-1(a) preferred shares (the “Series C-1(a) Preferred Shares”) with a nominal value of CHF 0.10 each and (vi) 197,745 registered Series C-1(b) preferred shares (the “Series C-1(b) Preferred Shares”) with a nominal value of CHF 0.50 each (collectively, the Series A Preferred Shares, the Series B-1 Preferred Shares, the Series B-2 Preferred Shares, the Series C-1(a) Preferred Shares and the Series C-1(b) Preferred Shares, the “Company Preferred Shares” and,

together with the Company Common Shares, “Company Share Capital”), and there are no other authorized Equity Securities of the Company that are issued and outstanding. All of the issued and outstanding shares of Company Share Capital (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound (other than the Company’s shareholders’ agreement dated April 1, 2021 (and any prior version thereof)); (iv) are fully vested and nonforfeitable; and (v) are free and clear of any Liens (other than restrictions under applicable securities Laws or the articles of association of the Company or the Company’s shareholders’ agreement dated April 1, 2021 (and any prior version thereof). As of the date of this Agreement, 1,543,829 (including conditional capital of 1,443,829 and 100,000 treasury shares) are reserved for future common share issuance pursuant to the Company Equity Plan, of which 1,538,297 Company Common Shares are subject to outstanding Company Options.

(b) Except as otherwise set forth on Section 4.02 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and, without limiting the foregoing, none of the Company or any of its Subsidiaries are a partner or member of any partnership, limited liability company or joint venture.

(c) Except as otherwise set forth on Section 4.06(c) of the Company Disclosure Letter, the Company has not granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for shares of Company Share Capital, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional Equity Securities, the sale of Equity Securities, or for the repurchase or redemption of Equity Securities of the Company or the value of which is determined by reference to shares of Company Share Capital or other Equity Securities of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any shares of Company Share Capital or other Equity Securities of the Company or vote any Equity Securities of the Company in any manner.

(d) Section 4.06(d) of the Company Disclosure Letter sets forth the following information with respect to each Company Option outstanding, if applicable: (i) the name of the Company Optionholder and whether such Company Optionholder is a current or former employee of the Company or any of its Subsidiaries; (ii) the number of shares of the Company Common Shares outstanding with respect to such Company Option; (iii) the exercise price of such Company Option; (iv) the date on which such Company Option was granted; and (v) the date on which such Company Option expires. The Company has made available to EBAC an accurate and complete copy of the Company Equity Plan and all forms of award agreements evidencing all outstanding Company Option. No Company Option was granted with an exercise price per share less than the fair market value of the underlying Company Common Shares as of the date such Company Option was granted, as determined in accordance with Section 409A of the Code. All Company Common Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. All Company Options may, by their respective terms, be treated as set forth in Section 3.07 of this Agreement.

Section 4.07. Capitalization of Subsidiaries.

(a) The outstanding shares of capital stock or Equity Securities of each Subsidiary of the Company (i) have been duly authorized and validly issued and are, to the extent applicable, fully paid and non-assessable;

(ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of each such Subsidiary of the Company, and (2)any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens (other than restrictions under applicable securities Laws).

(b) The Company owns of record and beneficially all the issued and outstanding shares of capital stock or Equity Securities of such Subsidiaries of the Company free and clear of any Liens other than Permitted Liens.

(c) Except as set forth on Section 4.07(c) of the Company Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of such Subsidiaries of the Company, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other Equity Securities, or for the repurchase or redemption of shares or other Equity Securities of such Subsidiaries or the value of which is determined by reference to shares or other Equity Securities of the Company Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its Equity Securities or vote its Equity Securities in any manner.

Section 4.08. Financial Statements.

(a) Attached as Section 4.08(a) of the Company Disclosure Letter are:

(i) true and complete copies of the audited consolidated statement of financial position as of December 31, 2021 and December 31, 2020, and the related audited statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2021, and December 31, 2020, of the Company and its Subsidiaries, together with the auditor’s reports thereon (the “Audited Financial Statements”); and

(ii) true and complete copies of the unaudited interim consolidated statement of financial position as of June 30, 2022, and the related unaudited interim statements of comprehensive income, changes in equity, and cash flows for the 6-month period ended June 30, 2022 of the Company and its Subsidiaries (the “Q2 2022 Financial Statements” and, together with the Audited Financial Statements, and Q3 2022 Financial Statements (if delivered pursuant to Section 7.03) the “Financial Statements”).

(b) Except as set forth on Section 4.08(b) of the Company Disclosure Letter, the Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated comprehensive incomes or losses, their consolidated changes in shareholders’ equity and their consolidated cash flows for the respective periods then ended (except for, in the case of the Q2 2022 Financial Statements and Q3 2022 Financial Statements (if delivered), any normal year-end adjustments and any absence of footnotes), and (ii) were prepared in conformity with IFRS applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Q2 2022 Financial Statements and Q3 2022 Financial Statements (if delivered), the absence of footnotes or the inclusion of limited footnotes).

(c) Neither the Company (including, to the knowledge of the Company, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any written claim or allegation regarding any of the foregoing.

Section 4.09. Undisclosed Liabilities. Except as set forth on Section 4.09 of the Company Disclosure Letter, as of the date of this Agreement, there is no other liability, debt (including Indebtedness) or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due) of the type required to be set forth on a balance sheet in accordance with IFRS, except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business, consistent with past practice, of the Company and its Subsidiaries (none of which results from, arises out of or was caused by any tortious conduct, breach of Contract, or infringement or violation of applicable Law), (c) that will be discharged or paid off prior to or at the Acquisition Closing or (d) which has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement or would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole. This Section 4.09 shall not apply to Tax matters.

Section 4.10. Litigation and Proceedings. Except as set forth on Section 4.10 of the Company Disclosure Letter or which has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement or has not had, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole, (a) there are no pending or, to the knowledge of the Company, threatened, lawsuits, actions, suits, judgments, claims, proceedings or any other Actions (including any investigations or inquiries initiated, pending or threatened by any Governmental Authority), or other proceedings at law or in equity (collectively, “Legal Proceedings”), against the Company or any of the Company’s Subsidiaries or their respective properties or assets; and (b) there is no outstanding Governmental Order imposed upon the Company or any of the Company’s Subsidiaries; nor are any properties or assets of the Company or any of its Subsidiaries’ respective businesses bound or subject to any Governmental Order. This Section 4.10 shall not apply to Tax matters.

Section 4.11. Legal Compliance.

(a) Except where the failure to be, or to have been, in compliance with such Laws has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement or is not, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole, each of the Company, its Subsidiaries and, to the knowledge of the Company, Collaboration Partners, is, and for the prior three (3) years has been, in compliance with all applicable Laws.

(b) Except where the failure to maintain such program has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement or is not, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries maintain a program of policies, procedures and internal controls reasonably designed and implemented to (i) prevent the use of the products and services of the Company and its Subsidiaries in a manner that violates applicable Law (including money laundering or fraud), and (ii) otherwise provide reasonable assurance that violation of applicable Law by any of the Company’s or its Subsidiaries’ directors, officers, employees or its or their respective agents, representatives or other Persons, acting on behalf of the Company or any of the Company’s Subsidiaries, will be prevented, detected and deterred.

(c) For the past three (3) years, neither the Company nor any of its Subsidiaries or any of the officers or directors of its Subsidiaries acting in such capacity, or to the knowledge of the Company, Collaboration Partners, has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement or is not, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

(d) This Section 4.11 shall not apply to Tax matters.

Section 4.12. Contracts; No Defaults.

(a) True, correct and complete copies of the Contracts listed described in clauses (i) through (xi) below to which, as of the date of this Agreement, the Company or any Subsidiary of the Company is a party or by which they are bound, other than a Company Benefit Plan, (the “Material Contracts”) have previously been delivered to or made available to EBAC or its agents or representatives, together with all amendments thereto. Section 4.12(a) of the Company Disclosure Letter contains a listing of all Material Contracts.

(i) Each Contract, excluding leases, subleases or other occupancy agreements related to real property, pursuant to which Company or any of the Company’s Subsidiaries is obligated to pay, or entitled to receive, payments in excess of $500,000 in the twelve (12) month period following the date hereof;

(ii) Each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company or any of the Company’s Subsidiaries, including any agreement or commitment for future loans, credit or financing, in each case, in excess of $50,000;

(iii) Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the last three (3) years, in each case, involving payments in excess of $50,000 other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing or (B) between the Company and its Subsidiaries;

(iv) Each lease, rental or occupancy agreement, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property that involves aggregate payments in excess of $50,000 in any calendar year;

(v) Each Contract that is material to the Company and its Subsidiaries, taken as a whole, involving the formation of a (A) joint venture, (B) partnership, or (C) limited liability company, in each case providing for the sharing of revenues, profits, losses or costs (excluding, in the case of clauses (B) and (C), any Subsidiary of the Company);

(vi) Contracts (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Governing Documents) that are material to the Company and its Subsidiaries, taken as a whole, between the Company and any Subsidiary of the Company, on the one hand, and Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), the officers and managers (or equivalents) of the Company or any of the Company’s Subsidiaries, the members or shareholders of the Company or any of the Company’s Subsidiaries, any employee of the Company or any of the Company’s Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand (collectively, the “Affiliate Agreements”);

(vii) Each employment Contract with each executive officer of the Company or any of its Subsidiaries;

(viii) Material Contracts containing covenants of the Company or any of the Company’s Subsidiaries (or, after the Acquisition Closing, that would reasonably be expected to bind, in any material respect, the operations of New Parent or any of its Affiliates) (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business in any material respect, (B) prohibiting or restricting the Company’s and the Company’s Subsidiaries’ ability to conduct their business with any Person in any geographic area in any material respect, (C) prohibiting the Company or any of the Company’s Subsidiaries from soliciting any strategic partner or (D) granting exclusive or preferential rights or “most favored nations” status to any person;

(ix) Any Collective Bargaining Agreement;

(x) Contracts with any Governmental Authority;

(xi) Each Contract involving any resolution or settlement of any actual or threatened Action under which the Company or any of its Subsidiaries has any ongoing non-monetary obligations (other than customary confidentiality or similar provisions) or monetary obligations in excess of $50,000;

(xii) Each Contract pursuant to which the Company or any of its Subsidiaries licenses or sublicenses from or to any third party (or receives from or grants to any third party a covenant not to sue with respect to) any Intellectual Property that is material to the business of the Company and its Subsidiaries taken as a whole, other than off-the-shelf software licenses that are commercially available on reasonable terms to the public generally;

(xiii) Each Contract requiring capital expenditures by the Company or any of the Company’s Subsidiaries after the date of this Agreement in an amount in excess of $50,000 in any calendar year; and

(xiv) Contracts granting to any Person (other than the Company or its Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire Equity Securities in the Company or any of the Company’s Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole.

(b) Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the Acquisition Closing Date, all of the Material Contracts listed pursuant to Section 4.12(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Except where such breach, receipt of claim or notice or occurrence of an event has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement and is not, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole, (1) neither the Company, the Subsidiaries of the Company, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (2) during the last twelve (12) months, neither the Company nor any of the Subsidiaries of the Company has received any written claim or written notice of termination or breach of or default under any such Contract, and (3) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Company or any Subsidiary of the Company or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 4.13. Company Benefit Plans.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each Company Benefit Plan. For purposes of this Agreement, a “Company Benefit Plan” means any plan, policy, program or agreement (including any “employee benefit plan” as defined in Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and all other employment, bonus, incentive or deferred compensation, Service Provider loan, note or pledge agreements, equity or equity-based compensation, severance, retention, retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former Service Provider, which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries, or to which the Company or any of the its Subsidiaries is a party or has any liability, and in each case whether or not (i) in writing or (ii) funded, but excluding in each case any statutory plan, program or arrangement that is maintained by any Governmental Authority. The Company has made available to EBAC true, complete and correct copies of such Company Benefit Plan (or, if not written a written summary of its material terms).

(b) Except as set forth on Section 4.13(b) of the Company Disclosure Letter or which has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement and is not, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole, (i) each Company Benefit Plan has been operated and administered in compliance with its terms and all applicable Laws; and (ii) in all material respects, all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by IFRS.

(c) Except as has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement is not, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole, no employee has previously transferred to the Company or any of its subsidiaries pursuant to the United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 (as amended), and there are no such employees who prior to such transfer participated in a defined benefit pension scheme that made provision for benefits other than related to old age, invalidity or on death.

(d) With respect to each Company Benefit Plan, no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(e) Except as set forth on Section 4.13(e) of the Company Disclosure Letter, the consummation of the Transactions will not, either alone or in combination with another event (such as termination following the consummation of the Transactions), (i) entitle any current or former Service Provider to any severance pay or any other compensation or benefits payable or to be provided by the Company or any Subsidiary of the Company, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due any such Service Provider or (iii) result in the forgiveness of any Indebtedness of any Service Provider.

(f) Neither the Company nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current or former or retired Service Providers, except as required by applicable Law.

(g) Each Company Benefit Plan that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been documented and operated in compliance with Section 409A of the Code. There is no agreement, plan, or arrangement, or other contract by which the Company or any of its Subsidiaries is bound to compensate any Service Provider for any Taxes.

Section 4.14. Labor Relations; Employees.

(a) (i) Neither the Company nor any of its Subsidiaries is a party to or bound by any Collective Bargaining Agreement with any labor or trade union, works council, employee representative body or labor organization or association (collectively, a “Labor Organization”), (ii) no such Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries, (iii) no employees of the Company or any of its Subsidiaries are represented by any Labor Organization with respect to their employment with the Company or its Subsidiaries and (iv) no Labor Organization has, to the knowledge of the Company, requested or made a pending demand for recognition or certification or sought to organize or represent any of the employees of the Company or any of its Subsidiaries with respect to their employment with the Company or its Subsidiaries.

(b) In the past three (3) years, there has been no actual or, to the knowledge of the Company, threatened material unfair labor practice charge, grievance, arbitration, strike, slowdown, work stoppage, lockout, picketing, hand billing, or similar labor dispute against or affecting the Company or its Subsidiaries.

(c) The execution of this Agreement and the consummation of the Transactions will not result in any breach or other violation of any Collective Bargaining Agreement and will not require the approval of any Labor Organizations.

(d) Each of the Company and its Subsidiaries are, and have been for the past three (3) years, in compliance in all material respects with all applicable Laws respecting labor and employment, including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(e) Except as set forth on Section 4.14(e) of the Company Disclosure Letter or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, in the past three (3) years, the Company and its Subsidiaries have not received (i) notice of any unfair labor practice charge or complaint pending or threatened before any Governmental Authority against them, (ii) notice of any complaints, grievances or arbitrations arising out of any Collective Bargaining Agreement or any other complaints, grievances or arbitration procedures against them, (iii) notice of any charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(f) To the knowledge of the Company, no current Service Provider is in violation of any term of any employment agreement, restrictive covenant, nondisclosure obligation or fiduciary duty (i) to the Company or any of its Subsidiaries or (ii) to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to the Company or any of its Subsidiaries or (B) the knowledge or use of trade secrets or proprietary information, except as has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement and is not, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

(g) Neither the Company nor any of its Subsidiaries is party to a material settlement agreement with a current or former officer Service Provider that involves allegations relating to sexual harassment, sexual misconduct or any form of illegal discrimination by an officer of the Company or any of its Subsidiaries. To the knowledge of the Company, in the last three (3) years, no material allegations of sexual harassment, sexual misconduct or any form of illegal discrimination have been made against any employee of the Company or any of its Subsidiaries.

(h) In the past three (3) years, the Company and the its Subsidiaries are and have been in compliance in all material respects with all notice and other requirements under all applicable Laws relating to layoffs and individual and collective dismissals. The Company and its Subsidiaries have not engaged in broad-based layoffs, furloughs, employment terminations (other than for cause) or effected any broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent, since January 1, 2021, through the date hereof. The Company, taken as a whole with its Subsidiaries, has sufficient employees to operate the business of the Company and its Subsidiaries as currently conducted.

Section 4.15. Taxes. Except as disclosed on Schedule 4.15 of the Company Disclosure Letter:

(a) All income and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material amounts of Taxes of the Company or any of its Subsidiaries that are due and payable (whether or not shown on any Tax Return) have been fully and timely paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with IFRS.

(b) The Company and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(c) Neither the Company nor any of its Subsidiaries has any liability for unpaid Taxes which has not been accrued for or reserved on the Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in the ordinary course of business.

(d) There are no Liens for any material Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries.

(e) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with IFRS.

(f) There are no ongoing or pending Legal Proceedings with respect to any Taxes of the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority that any such Legal Proceeding is contemplated or pending. There are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company or any of its Subsidiaries (other than pursuant to an extension of time to file a Tax Return of not more than seven months obtained in the ordinary course of business).

(g) Neither the Company nor any of its Subsidiaries has made a request for an advance Tax ruling, a request for administrative Tax relief, a request for technical Tax advice, a request for a change of any method of accounting or any similar request with respect to Taxes that is in progress or pending with any Governmental Authority.

(h) Neither the Company nor any of its Subsidiaries is a party to any Tax Sharing Agreement other than (i) any such agreement solely among the Company and its Subsidiaries and (ii) customary commercial Contracts entered into in the ordinary course of business not primarily related to Taxes.

(i) Neither the Company nor any of its Subsidiaries has ever been a member of an Affiliated Group (other than an Affiliated Group the common parent of which is the Company or any of its Subsidiaries and which consists only of the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. Tax Law or as a transferee or successor or by Contract (other than (i) any such agreement solely among the Company and its Subsidiaries and (ii) customary commercial Contracts entered into in the ordinary course of business not primarily related to Taxes).

(j) No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not pay a particular type of Tax or file a particular type of Tax Return that it is or may be required to pay such type of Tax or file such type of Tax Return in such jurisdiction.

(k) To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(l) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the prior two (2) years.

(m) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(n) Neither the Company nor any of its Subsidiaries will be required to include any material amount in taxable income or exclude any material item of deduction or loss from taxable income for any taxable period ending after the Acquisition Closing Date as a result of any (i) installment sale or open transaction disposition made prior to the Acquisition Closing outside the ordinary course of business, (ii) prepaid amount received or deferred revenue recognized prior to the Acquisition Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Acquisition Closing Date, (iv) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or prior to the Acquisition Closing Date or (v) binding agreement with respect to Taxes with a Governmental Authority executed prior to the Acquisition Closing.

(o) Neither the Company nor any of its Subsidiaries has any obligation to make any payment described in Section 965(h) of the Code.

(p) To the Company’s Knowledge, the Company and its Subsidiaries have complied in all material respects with the conditions stipulated in each Tax Grant that the Company and its Subsidiaries have utilized.

(q) The Company reasonably believes it was not a “passive foreign investment company” within the meaning of Section 1297 of the Code for its taxable year ended December 31, 2021, and reasonably does not expect to be a “passive foreign investment company” within the meaning of Section 1297 of the Code for its taxable year ending December 31, 2022.

(r) Neither the Company nor any of its Subsidiaries has taken any action or agreed to take any action not contemplated by the Transactions, and to the knowledge of the Company there are no facts or circumstances, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

(s) The Company has not and will not exercise any rights to cause funding to occur under the Convertible Loan Agreement.

Section 4.16. Brokers’ Fees. No broker, finder, investment banker or other Person (except the Person(s) set forth on Section 4.16 of the Company Disclosure Letter) is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Company, any of the Company’s Subsidiaries’ or any of their Affiliates for which EBAC, the Company or any of the Company’s Subsidiaries has any obligation.

Section 4.17. Insurance. Except as has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement and is not, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole: (i) all the material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance (other than any such policies relating to a Company Benefit Plan) held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement are in full force and effect and (ii) there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder.

Section 4.18. Permits. Each of the Company and its Subsidiaries holds all permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except as has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement and is not, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole. Except as is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each Material Permit is in full force and effect in accordance with its terms and (ii) no written notice of revocation, cancellation or termination of any Material Permit has been received by the Company and its Subsidiaries. The Company is, and since January 1, 2019, has been, in compliance with the terms of all the Material Permits except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. To the Company’s knowledge, no event, circumstance, or state of facts has occurred which (with or without due notice or lapse of time or both) would reasonably be expected to result in the failure of the Company or any of its Subsidiaries to be in compliance in all material respects with the terms of the Material Permits.

Section 4.19. Regulatory Compliance.

(a) Each of the Company and each Subsidiary of the Company is, and for the past three (3) years has been, in material compliance with the FDCA, the Federal Trade Commission Act, and the Fair Packaging and Labeling Act (collectively “Food and Drug Law”). Neither the Company nor any Subsidiary of the Company has received any claim (and, to the Company’s knowledge, no claim has been filed, commenced or threatened against the Company or any Subsidiary of the Company) alleging a material violation under any Food and Drug Law that has not been duly cured, and there are no pending or, to the Company’s knowledge, threatened legal proceedings, investigations, subpoenas, or civil investigative demands by any Governmental Authority, or other entity or individual, with respect to any alleged violation by the Company or any Subsidiary of the Company of any Food and Drug Law.

(b) The Products are not adulterated or misbranded within the meaning of the FDCA. All of the claims the Company and any Subsidiary of the Company makes or has made for its Products are and have been adequately supported and are otherwise compliant with Food and Drug Laws.

(c) Since the date of the most recent balance sheet included in the Financial Statements, neither the Company nor any Subsidiary of the Company has received any warning letter, notice of violation, seizure, recall request, injunction, regulatory enforcement action, or criminal action issued, initiated, threatened in writing, or to the Company’s knowledge, otherwise threatened, by the FDA. Neither the Company nor any Subsidiary of the Company has made an untrue statement of material fact or fraudulent statement to the FDA or any other similar Governmental Authority.

Section 4.20. Real Property. Except as had not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and its Subsidiaries have title, in fee or valid leasehold, easement or other rights, in each case, free and clear of all Liens other than Permitted Liens, to the land, buildings, structures and other improvements thereon and fixtures thereto necessary to permit the Company and its Subsidiaries to conduct their business as currently conducted.

Section 4.21. Intellectual Property. Except as has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations under this

Agreement and except as is not, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole:

(a) Section 4.21(a) of the Company Disclosure Letter lists, in a true and complete manner, each item of Intellectual Property that is registered or applied-for with a Governmental Authority or other applicable registrar and, as of the date hereof, is owned by, or exclusively licensed to, the Company or any of its Subsidiaries, whether applied for or registered in the United States or internationally (“Company Registered Intellectual Property”), in each case listing, as applicable, (i) the owner, (ii) the jurisdiction where the application/registration is located (or, for domain names, the applicable registrar), (iii) the title, (iv) the application or registration number, (v) the filing date or issuance/registration/grant date, and (vi) for each item of Company Registered Intellectual Property that is exclusively licensed to the Company or any of its Subsidiaries, the applicable agreement pursuant to which such item of Company Registered Intellectual Property is so licensed.

(b) The Company or one of its Subsidiaries is the sole and exclusive owner, and with respect to Company Registered Intellectual Property, record owner, of all of Company Owned IP, and the Company and its Subsidiaries hold their respective rights under all Company Licensed IP, in each case, free and clear of all Liens (other than Permitted Liens). All Company Registered Intellectual Property (i) has been duly maintained (including the timely payment of registration, maintenance and renewal fees and timely filing of statements of use), (ii) is subsisting, in full force and effect and not expired, abandoned or cancelled, (iii) to the knowledge of the Company, is valid and enforceable, and (iv) has not been adjudged invalid or unenforceable, in whole or in part. With respect to each item of Company Registered Intellectual Property that is held by the Company or any of its Subsidiaries or any of their respective licensors by assignment, such assignment has been duly recorded with the applicable Government Authority from which such Company Registered Intellectual Property was issued or granted or before which such Company Registered Intellectual Property is pending.

(c) The Company and its Subsidiaries and, to the knowledge of the Company, the Company’s and its Subsidiaries’ licensors, have complied with all necessary and applicable Laws regarding the duty of disclosure, candor and good faith in connection with each issued patent or pending patent application included in the Company Registered Intellectual Property. To the knowledge of the Company, there is no relevant prior art revealed, disclosed or discovered after the issuance of any patent included in the Company IP that was not cited during the prosecution of such patent.

(d) The Company and each of its Subsidiaries owns, or has a valid and enforceable written license to use, all Intellectual Property used or held for use in, or otherwise necessary for, the continued conduct of the business of the Company and its Subsidiaries as currently conducted and in substantially the same manner as such business has been conducted during the twelve (12) months prior to the date hereof.

(e) Neither the Company nor any of its Subsidiaries have infringed, misappropriated or otherwise violated, or are infringing upon, misappropriating or otherwise violating, any Intellectual Property of any Person. There is no Action pending, or, to the knowledge of the Company, threatened (including by way of a cease and desist letter or offer or invitation to take a license), (i) alleging the Company’s or any of its Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property of any Person, or (ii) challenging the scope, use, registrability, validity, or enforceability of, or the Company’s or any of its Subsidiaries’ right, title or interest in, to, or under, any Company IP, and there has not been any such Action brought or threatened in writing. Neither the Company nor any of its Subsidiaries is a party to or bound by any decree, judgment, order, or arbitral award that requires the Company or any of its Subsidiaries to grant to any Person any license, covenant not to sue, immunity or other right with respect to any Intellectual Property.

(f) To the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Company Owned IP or any of the Company’s or any of its Subsidiaries’ rights under any Company Licensed IP. Neither the Company nor any of its Subsidiaries has commenced or threatened any Action with respect to any such infringement, misappropriation or other violation against any Person.

(g) Section 4.21(g) of the Company Disclosure Letter contains a true and complete list of any and all Company IP that was created, developed or reduced to practice, or is being created, developed or reduced to practice, (i) pursuant to, or in connection with, any Contract with any Governmental Authority or Governmental Authority-affiliated entity, or university, college or other educational institution, or (ii) using any funding or facilities of any Governmental Authority or Governmental Authority-affiliated entity, or university, college or other educational institution (collectively, “Government Funded IP”). The Company and its Subsidiaries and, to the knowledge of the Company, the Company’s and its Subsidiaries’ licensors, have taken any and all actions necessary to obtain, secure, maintain, enforce and protect the Company’s or its applicable Subsidiary’s, or such licensors’, as applicable, right, title and interest in, to and under all Government Funded IP, and the Company and its Subsidiaries and, to the knowledge of the Company, the Company’s and its Subsidiaries’ licensors, have complied with any and all any Intellectual Property disclosure and/or licensing obligations under any applicable Contract referenced in clause (i) above.

(h) The Company and each of its Subsidiaries has taken reasonable steps, in accordance with normal industry practice, to maintain, defend and enforce all Company Owned IP and their respective rights in all Company Licensed IP, including reasonable actions to maintain and protect the confidentiality of any Trade Secrets included in the Company IP, and no such Trade Secrets have been disclosed other than pursuant to written and enforceable confidentiality agreements, which have not been breached or otherwise violated. Each current and former employee, consultant and contractor of the Company and its Subsidiaries, and each other Person currently or formerly engaged in the development or creation of any Company IP, has executed a written agreement whereby such employee, consultant, contractor or other Person presently assigns to the Company or one of its Subsidiaries or their respective licensors all right, title and interest in and to any and all Intellectual Property developed or created by such employee, consultant, contractor or other Person during the term of employment or engagement with the Company or its Subsidiaries or licensors, as applicable, and, to the knowledge of the Company, no such agreement has been breached or otherwise violated.

(i) The execution and delivery of this Agreement and the consummation of the Transactions will not alter, encumber, impair or extinguish any Company IP. There exist no restrictions on the disclosure, use, licensing or transfer of any of the Company IP.

Section 4.22. Privacy and Cybersecurity. Except as has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement and except as is not, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole:

(a) The Company and its Subsidiaries are presently in compliance with, and have at all times been in compliance with, all applicable (i) Laws, (ii) internal and posted or publicly facing rules, policies, and procedures, (iii) contractual obligations and (iv) industry standards, in each case, relating to the collection, storage, use, privacy, security or other processing of the Company IT Systems or Personal Data (the foregoing clauses (i) through (iv), “Privacy and Cybersecurity Requirements”). There currently are not, and historically have not been, any Actions pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries alleging any breach or violation of any Privacy and Cybersecurity Requirement, and, to the knowledge of the Company, there exists no reasonable basis for any such Action.

(b) The Company IT Systems are fully functional and operate and perform in all respects in accordance with their documentation and functional specifications and otherwise in the manner as is necessary for the business of each of the Company and each of its Subsidiaries as currently conducted, and do not contain any faults, viruses, bugs, worms, defects, similar corruptants or hardware components designed to permit unauthorized access to or to disable or otherwise harm any computer systems or software.

(c) There have been no breaches (including any ransomware attack), violations, outages or unlawful, accidental, unauthorized uses, interruptions, exfiltrations, destructions, losses, disclosures, thefts, corruptions, compromises, disablements, modifications or transmissions of or accesses to any Company IT Systems or to any Personal Data otherwise in the possession, custody or control of the Company or any of its Subsidiaries or held or processed by any vendor, processor or other Person for or on behalf of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has notified or been required to notify any Governmental Authority or any other Person of any of the foregoing.

(d) The Company IT Systems are adequate for and meet the needs of the business and operations of the Company and each of its Subsidiaries as currently conducted. The Company and each of its Subsidiaries have established and maintain, and use reasonable efforts to ensure that all Persons operating any Company IT Systems or otherwise processing Personal Data on behalf of the Company or any of its Subsidiaries have established and maintain, commercially reasonable and legally compliant policies, safeguards and procedures to maintain and protect the Company’s and its Subsidiaries’ Trade Secrets and other confidential information and the operation, integrity, redundancy, continuity and security of the Company IT Systems (including any and all information and data (including Personal Data) stored thereon or transmitted thereby), including the implementation, maintenance, monitoring and periodic testing of (i) data back-up, (ii) disaster avoidance, disaster recovery and business continuity plans, policies and procedures and (iii) encryption, redaction and other reasonable and appropriate organizational, administrative, technical and physical safeguards. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any such Person, has received any written notice or complaint from any other Person with respect to any of the foregoing, nor, to the knowledge of the Company, has any such notice or complaint been threatened in writing against the Company or any of its Subsidiaries or any such Person.

(e) The consummation of the Transactions shall not breach or otherwise cause any violation of any Privacy and Cybersecurity Requirements or result in the Company or any of its Subsidiaries being prohibited from receiving or using any Personal Data in the manner currently received or used by the Company or its Subsidiaries.

Section 4.23. Environmental Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and its Subsidiaries are and, except for matters which have been fully resolved, have been in compliance with all Environmental Laws.

(b) There has been no release of any Hazardous Materials by the Company or its Subsidiaries in quantities or concentrations that require remediation by the Company or its Subsidiaries under Environmental Laws (i) at, in, on or under any Realty or in connection with the Company’s and its Subsidiaries’ operations off-site of the Realty or (ii) to the knowledge of the Company, at, in, on or under any former Realty during the time that the Company owned or leased such property or at any other location where Hazardous Materials generated by the Company or any of the Company’s Subsidiaries have been transported to, sent, placed or disposed of.

(c) Neither the Company nor its Subsidiaries are subject to any current Governmental Order relating to any non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(d) No Legal Proceeding is pending or, to the knowledge of the Company, threatened with respect to the Company’s and its Subsidiaries’ compliance with or liability under Environmental Laws, and there are no facts or circumstances which could reasonably be expected to form the basis of such a Legal Proceeding.

Section 4.24. Absence of Changes. From the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, there has not been any Company Material Adverse Effect.

Section 4.25. Anti-Corruption Compliance.

(a) For the past four (4) years, neither the Company nor any of its Subsidiaries, nor any director, officer, or, to the knowledge of the Company, employee or agent, in each case acting on behalf of the Company or any of the Company’s Subsidiaries, has offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office, (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, or (iii) any director, officer, employee, or agent of a commercial enterprise, in each case, in material violation of applicable Anti-Bribery Laws.

(b) To the knowledge of the Company, there are no pending or threatened, material claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company or any of the Company’s Subsidiaries related to any Anti-Bribery Laws.

Section 4.26. Anti-Money Laundering, Sanctions and National Security Compliance.

(a) The Company and its Subsidiaries are, and have been for the past four (4) years, in compliance with all Anti-Money Laundering Laws and Sanctions Laws in all material respects. To the knowledge of the Company, there are no pending or threatened claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company or any of the Company’s Subsidiaries related to any Anti-Money Laundering Laws or Sanctions Laws.

(b) Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, employees, agents, representatives or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) is a Sanctioned Person, or (ii) has during the past four (4) years been a Sanctioned Person with whom the Company or any Subsidiary was prohibited from dealing pursuant to applicable Sanctions Laws. Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, or, to the knowledge of the Company, employees, agents, representatives (in each case acting in their capacity as such) or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, has transacted material business in the past four (4) years directly or knowingly indirectly with any Sanctioned Person or Sanctioned Country.

Section 4.27. Information Supplied. None of the information supplied or to be supplied by the Company or any of the Company’s Subsidiaries specifically in writing for inclusion in the Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the EBAC Shareholders or at the time of the EBAC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.28. No Outside Reliance. Notwithstanding the delivery or disclosure (except in Article 6 and the EBAC Disclosure Letter) to the Company or any of their respective representatives of any documentation or other information (including any financial projections or other supplemental details), the Company and its directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that the Company has made its own investigation of EBAC and that none of EBAC nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by EBAC in Article 6, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of EBAC, the prospects (financial or otherwise) or the viability or likelihood of success of the business of EBAC as conducted after the Acquisition Closing, as contained in any materials provided by EBAC or any of its Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise, and no statement contained in any of such materials made or made in any such presentation of the business and affairs of EBAC shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Company in executing, delivery or performing this Agreement or the Transactions. Except as otherwise expressly set forth in this Agreement, the Company understands and agrees that any assets, properties and business of EBAC are furnished “as is,” “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article 6, with all faults and without any other representation or warranty of any nature whatsoever.

Section 4.29. No Additional Representation or Warranties. Except as provided in this Article 4, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to EBAC or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any other information provided to EBAC or their Affiliates. Except for the representations and warranties expressly set forth in this Article 4, it is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by or on behalf of the Company are not and shall not be deemed to be or to include representations or warranties of the Company or any of its Subsidiaries or any other person, and are not and shall not be deemed to be relied upon by EBAC in executing, delivering or performing this Agreement or the Transactions.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES RELATING TO NEW PARENT, MERGER SUB 1, MERGER SUB 2 AND MERGER SUB 3

Except as set forth in the disclosure letter delivered to the Company by EBAC on the date of this Agreement (each section of which, subject to Section 12.09, qualifies the correspondingly numbered and lettered representations in this Article 5), each of New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 hereby represents and warrants to the Company (each upon execution of a joinder agreement) as follows:

Section 5.01. Corporate Organization. At the time of formation, each of New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 will be a corporation, exempted company, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation, incorporation or organization (as applicable) and has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of each of New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3, as amended to the date of this Agreement and as previously made available to the Company, are true, correct and complete. New Parent is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing is not and would not reasonably be expected to be material to its business and the business of EBAC and its Subsidiaries, taken as a whole.

Section 5.02. Due Authorization.

(a) New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 will have, the requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. Subject to the receipt of the approvals and consents to be obtained by New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 pursuant to Section 7.06, the execution and delivery of this Agreement and other documents to which either of New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary corporate (or other similar) action on the part of each of New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 and no other company or corporate proceeding on the part of each of New Parent, Merger Sub 1, Merger Sub 2 or Merger Sub 3, as the case may be, is necessary to authorize this Agreement and the other documents to which any of New Parent, Merger Sub 1, Merger Sub 2 or Merger Sub 3 is a party contemplated hereby. This Agreement has been, and on or prior to the Acquisition Closing, the other documents to any of New Parent, Merger Sub 1, Merger Sub 2 or Merger Sub 3, as the case may be, is a party contemplated hereby will constitute a legal, valid and binding obligation of New Parent, Merger Sub 1, Merger Sub 2 or Merger Sub 3, as the case may be, enforceable against New Parent, Merger Sub 1, Merger Sub 2 or Merger Sub 3, as the case may be, in accordance with its terms, subject to the Enforceability Exceptions.

(b) On or prior to the Acquisition Closing Date, the Board of Directors of New Parent shall duly adopt resolutions (i) determining that this Agreement and the other documents to which New Parent is a party contemplated hereby and the transactions contemplated hereby and hereby are advisable and fair to, and in the best interests of, New Parent and its stockholders and (ii) authorizing and approving the execution, delivery and performance by New Parent of this Agreement and the other documents to which it is a party contemplated hereby and the transactions contemplated hereby and thereby. No other corporate action is required on the part of New Parent or any of its stockholders to enter into this Agreement or the other documents to which New Parent is a party contemplated hereby or to approve the transactions contemplated hereby and thereby.

Section 5.03. Capitalization.

(a) On the Acquisition Closing Date, immediately prior to the Acquisition Closing, the issued share capital of New Parent consists of CHF 100,000 divided into 10,000,000 registered shares (Namenaktien/actions nominatives) with a nominal value of CHF 0.01, which shall be duly authorized and validly issued. Except as set forth in the first sentence of this Section 5.03(a), immediately prior to the issuance of New Parent Shares in accordance with this Agreement, there shall be no other New Parent Shares or other Equity Securities of New Parent authorized, reserved, issued or outstanding.

(b) (i) As of the date of formation of New Parent, the sole stockholder of New Parent will be EBAC and (ii) upon consummation of the transactions set forth in Section 8.08, the sole stockholder of each of Merger Sub 1, Merger Sub 2 and Merger Sub 3 will be New Parent. As of the date its formation, New Parent will have no Subsidiaries and will not own, directly or indirectly, any Equity Securities in any Person.

(c) Immediately prior to the issuance of New Parent Shares in accordance with this Agreement, there shall be (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for New Parent Shares or any other Contracts to which New Parent is a party or by which New Parent is bound obligating New Parent to issue or sell any shares of capital stock of, other Equity Securities in or debt securities of, New Parent, (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in New Parent and (iii) no voting trusts, proxies or other Contracts with respect to the voting or transfer of New Parent Shares, in each case except as expressly provided for in this Agreement or the Transactions.

Section 5.04. Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of New Parent, Merger Sub 1, Merger Sub 2 or Merger Sub 3 and, upon executing a joinder in accordance with Section 8.08(d) hereto, New Parent’s, Merger Sub 1’s, Merger Sub 2’s or Merger Sub 3’s execution, delivery or performance of its obligations under this Agreement or the other Ancillary Agreements to which it is or will be party or the consummation of the transactions contemplated hereby or by the Ancillary Agreements, except for (i) the filing with the SEC of (A) the Registration Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Agreements or the transactions contemplated by hereby or thereby, (ii) such filings with and approvals of the Stock Exchange to permit New Parent Shares to be issued in accordance with this Agreement to be listed on the Stock Exchange, (iii) filing of the Cayman Plan of Merger and, if applicable, the plan of merger under the applicable law of the Swiss Code of Obligations, (iv) the approvals and consents to be obtained by New Parent pursuant to Section 7.06 and Merger Sub 1, Merger Sub 2 and Merger Sub 3 pursuant to Section 8.08(e), or (v) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to EBAC and its Subsidiaries, taken as a whole.

(b) The execution and delivery by New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 of this Agreement and other documents to which each will be a party as contemplated hereby and the consummation of the transactions contemplated hereby and thereby will not (i) violate or conflict with any provision of, or result in the breach of, or default under, the Governing Documents of New Parent, Merger Sub 1, Merger Sub 2 or Merger Sub 3, (ii) violate or conflict with any provision of, or result in the breach of, or default under, any Law, License or Governmental Order applicable to New Parent, Merger Sub 1, Merger Sub 2 or Merger Sub 3 or (iii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of New Parent, Merger Sub 1, Merger Sub 2 or Merger Sub 3, except, in the case of clauses (i) through (iii), to the extent that the occurrence of the foregoing would not reasonably be expected to be material to the business of EBAC and its Subsidiaries, taken as a whole.

Section 5.05. Business Activities. Each of New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 will be organized or formed solely for the purpose of entering into this Agreement, the Ancillary Agreements and consummating the transactions contemplated hereby and thereby and will not have engaged in any activities or business, other than those incident or related to or incurred in connection with its organization or formation, as applicable, or the negotiation, preparation or execution of this Agreement or any Ancillary Agreements, as applicable, the performance of its covenants or agreements in this Agreement or any Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby. At all times prior to the Acquisition Closing Date, none of New Parent, Merger Sub 1, Merger Sub 2 or Merger Sub 3 shall have, except as expressly contemplated by the Transaction Agreements and the Transactions, any assets, properties, liabilities or obligations of any kind other than those incident to its formation and this Agreement, and will not conduct any business or operations except as expressly contemplated by the Transaction Agreements and the Transactions.

Section 5.06. Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of New Parent, Merger Sub 1, Merger Sub 2 or Merger Sub 3 or any of their Affiliates for which New Parent, Merger Sub 1, Merger Sub 2 or Merger Sub 3 have any obligation.

Section 5.07. Tax Matters.

(a) For U.S. federal income Tax purposes, each of New Parent, Merger Sub 1 and Merger Sub 3 will be treated as an association taxable as a corporation since the date of its formation.

(b) As of the Acquisition Closing, Merger Sub 2 will have timely filed an initial entity classification election on a valid IRS Form 8832 to be treated as an entity disregarded as separate from New Parent for U.S. federal income Tax purposes effective as of the day of its formation and will not subsequently change such classification.

(c) As of immediately prior to the First Merger Effective Time, the Second Merger Effective Time and the Third Merger Effective Time, respectively, Merger Sub 1, Merger Sub 2 and Merger Sub 3 shall be direct wholly owned Subsidiaries of New Parent.

(d) None of New Parent, Merger Sub 1, Merger Sub 2 or Merger Sub 3 has taken or agreed to take any action not contemplated by the Transactions, and to the knowledge of New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 there are no facts or circumstances, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

Section 5.08. Investment Company Act. New Parent is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a person subject to registration and regulation as an “investment company,” in each case, within the meaning of the Investment Company Act of 1940, as amended.

Section 5.09. Investigation; No Other Representations.

(a) Each of New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3, on its own behalf and on behalf of its representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the Company and (ii) it has been furnished with or given access to such documents and information about the Company and its businesses and operations as it and its representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the other Ancillary Agreements to which it is a party, New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 will have relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Agreements to which it is a party and no other representations or warranties of EBAC or any other Person, either express or implied, and each of New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3, on its own behalf and on behalf of its representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 6 and in the Ancillary Agreements to which it is a party, neither the Company nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby.

Section 5.10. No Outside Reliance. Notwithstanding anything contained in this Article 5 or any other provision hereof, New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3, and their directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that they and their Affiliates have made their own investigation of the Company and that none of the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article 4, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company, the prospects (financial or otherwise) or the viability of likelihood of success of the business of the Company as conducted after the Acquisition Closing, as contained in any materials provided by the Company or any of its Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise. Except as otherwise expressly set forth in this Agreement, New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 each understands and agrees that any assets, properties and business of the Company furnished “as is,” “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article 4, with all faults and without any other representation or warranty of any nature whatsoever.

Section 5.11. No Additional Representation or Warranties. Except as provided in this Article 5, neither New Parent, Merger Sub 1, Merger Sub 2 or Merger Sub 3 nor any of its and their Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any other information provided to the Company or their Affiliates.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF EBAC

Except as set forth in (a) any EBAC SEC Filings filed or submitted on or prior to the date hereof (excluding (i) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (ii) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such EBAC SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 6.08, Section 6.12 and Section 6.15), or (b) in the disclosure letter delivered by EBAC to the Company on the date of this Agreement (the “EBAC Disclosure Letter”) (each section of which, subject to Section 12.09, qualifies the correspondingly numbered and lettered representations in this Article 6), EBAC represents and warrants to the Company as follows:

Section 6.01. Company Organization. EBAC has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, and has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of EBAC, as amended to the date of this Agreement and as previously made available by or on behalf of EBAC to the Company, are true, correct and complete. EBAC is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing is not and would not reasonably be expected to be material to the business of the EBAC.

Section 6.02. [Intentionally Omitted].

Section 6.03. Due Authorization.

(a) Other than the EBAC Shareholder Approval, EBAC has all requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which EBAC is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (A) duly and validly authorized and approved by the EBAC Board and (B) determined by the EBAC Board as advisable to and in the best interests of EBAC and the EBAC Shareholders, and recommended for approval by the EBAC Shareholders. No other company or corporate proceeding on the part of EBAC is necessary to authorize this Agreement and the other documents to which EBAC is a party contemplated hereby (other than the EBAC Shareholder Approval). This Agreement has been, and at or prior to the Acquisition Closing, the other documents to which EBAC is a party contemplated hereby will be, duly and validly executed and delivered by EBAC and this Agreement constitutes, and on or prior to the Acquisition Closing, the other documents to which EBAC is a party contemplated hereby will constitute, assuming the due authorization, execution and delivery by the other parties hereto, a legal, valid and binding obligation of EBAC, enforceable against EBAC in accordance with its terms, subject to the Enforceability Exceptions.

(b) Assuming that a quorum (as determined pursuant to EBAC’s Governing Documents) is present, each of those Transaction Proposals identified in clauses (i), (ii) and (iii) of Section 9.02(c), in each case, shall require approval by an affirmative vote of the holders of at least a majority of the outstanding EBAC Common Stock entitled to vote, who attend and vote thereupon (as determined in accordance with EBAC’s Governing Documents) at a shareholders’ meeting duly called by the EBAC Board and held for such purpose.

(c) The foregoing votes are the only votes of any of EBAC’s share capital necessary in connection with entry into this Agreement by EBAC and the consummation of the Transactions, including the Acquisition Closing.

(d) At a meeting duly called and held, the EBAC Board has unanimously approved the Transactions as a Business Combination.

Section 6.04. No Conflict. Subject to the EBAC Shareholder Approval and the receipt of the Governmental Authorizations set forth in Section 6.04, the execution and delivery of this Agreement by EBAC and the other documents to which EBAC is a party contemplated hereby by EBAC and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of EBAC, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to EBAC, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which EBAC is a party or by which EBAC may be bound, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien upon any of the properties or assets of EBAC, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of EBAC to enter into and perform its obligations under this Agreement or (ii) be, and would not be reasonably expected to be, material to EBAC.

Section 6.05. Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no Governmental Authorization is required on the part of EBAC with respect to EBAC’s execution, delivery and performance of this Agreement and the other Ancillary Agreements to which EBAC is a party and the consummation of the transactions contemplated hereby and thereby, except for the filing of the plan of merger under the Cayman Companies Act and Swiss Code of Obligations (if applicable).

Section 6.06. Litigation and Proceedings. There are no pending or, to the knowledge of EBAC, threatened Legal Proceedings against EBAC or its properties or assets, or, to the knowledge of EBAC, any of their respective directors, managers, officers or employees (in their capacity as such). There are no investigations or other inquiries pending or, to the knowledge of EBAC, threatened by any Governmental Authority, against EBAC or its properties or assets, or, to the knowledge of EBAC, any of its directors, managers, officers or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon EBAC, nor are any assets of EBAC’s business bound or subject to any Governmental Order the violation of which would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of EBAC to consummate the Transactions. As of the date hereof, EBAC is in compliance with all applicable Laws, except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of EBAC to consummate the Transactions. For the past three (3) years, EBAC has not received any written notice of or been charged with the violation of any Laws, except where such violation would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of EBAC to consummate the Transactions. This Section 6.06 shall not apply to Tax matters.

Section 6.07. SEC Filings. EBAC has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since August 15, 2022, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “EBAC SEC Filings”). Each of the EBAC SEC Filings, as of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Acquisition Closing Date, then on the date of such amendment or superseding filing), complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the EBAC SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Acquisition Closing Date, then on the date of such amendment or superseding filing), the EBAC SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the EBAC SEC Filings. To the knowledge of EBAC, none of the EBAC SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 6.08. Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of EBAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), EBAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to EBAC, including its consolidated Subsidiaries, if any, is made known to EBAC’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To EBAC’s knowledge, such disclosure controls and procedures are effective in timely alerting EBAC’s principal executive officer and principal financial officer to material information required to be included in EBAC’s periodic reports required under the Exchange Act. EBAC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of EBAC’s financial reporting and the preparation of EBAC Financial Statements for external purposes in accordance with GAAP, except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of EBAC to consummate the Transactions.

(b) Each director and executive officer of EBAC has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. EBAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) EBAC has complied in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq. The EBAC Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the Nasdaq. There is no Legal Proceeding pending or, to the knowledge of EBAC, threatened against EBAC by the Nasdaq or the SEC with respect to any intention by such entity to deregister the EBAC Class A Common Stock or prohibit or terminate the listing of EBAC Class A Common Stock on the Nasdaq. EBAC has taken no action that would reasonably be likely to result in the termination of the registration of the EBAC Class A Common Stock under the Exchange Act. EBAC has not received any written or, to the knowledge of EBAC, oral deficiency notice from the Nasdaq relating to the continued listing requirements of the EBAC Class A Common Stock.

(d) Except as disclosed in the EBAC SEC Filings, the EBAC Financial Statements (i) in all material respects fairly present the financial position of EBAC, as at the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in all material respects in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of EBAC have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements in all material respects. Since the consummation of the initial public offering of EBAC’s securities, EBAC has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to any EBAC SEC Filing. Each such certification is correct and complete in all material respects.

(e) There are no outstanding loans or other extensions of credit made by EBAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of EBAC. EBAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) Neither EBAC (including any employee thereof) nor EBAC’s independent auditors has identified or been made aware of (i) any fraud, whether or not material, that involves EBAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by EBAC or (ii) any claim or allegation regarding any of the foregoing.

Section 6.09. Trust Account. As of the date of this Agreement, EBAC has at least $127,741,378 in the Trust Account (including, if applicable, an aggregate of approximately $4,944,024 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of March 15, 2021, between EBAC and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of EBAC, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect by EBAC or the Trustee, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated by EBAC. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the EBAC SEC Filings to be inaccurate or that would entitle any Person (other than shareholders of EBAC holding EBAC Common Stock sold in EBAC’s initial public offering who shall have elected to redeem their shares of EBAC Common Stock pursuant to EBAC’s Governing Documents and the underwriters of EBAC’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Acquisition Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all EBAC Share Redemptions. There are no material claims or material proceedings pending or, to the knowledge of EBAC, threatened with respect to the Trust Account. EBAC has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the First Merger Effective Time, the obligations of EBAC to dissolve or liquidate pursuant to EBAC’s Governing Documents shall terminate, and as of the First Merger Effective Time, EBAC shall have no obligation whatsoever pursuant to EBAC’s Governing Documents to dissolve and liquidate the assets of EBAC by reason of the consummation of the Transactions. To EBAC’s knowledge, as of the date hereof, following the First Merger Effective Time, no EBAC Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such EBAC Shareholder is exercising an EBAC Share Redemption. As of the date hereof, assuming the conditions set forth in Section 10.01 and Section 10.02 are satisfied, EBAC does not have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to EBAC on the Acquisition Closing Date.

Section 6.10. Investment Company Act; JOBS Act. EBAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. EBAC constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 6.11. Absence of Changes. Since March 31, 2022, (a) there has not been any event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of EBAC to consummate the Transactions and (b) EBAC has, in all material respects, conducted its business and operated its properties in the ordinary course of business consistent with past practice.

Section 6.12. No Undisclosed Liabilities. Except for any fees and expenses payable by EBAC as a result of or in connection with the consummation of the Transactions, as of the date of this Agreement, there is no liability, debt or obligation of or claim or judgment against EBAC (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (a) reflected or reserved for on the financial statements or disclosed in the notes thereto included in EBAC SEC Filings, (b) that have arisen since the date of the most recent balance sheet included in the EBAC SEC Filings in the ordinary course of business of EBAC, or (c) which would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of EBAC to consummate the Transactions. This Section 6.12 shall not apply to Tax matters.

Section 6.13. Capitalization of EBAC.

(a) As of the date of this Agreement, the authorized share capital of EBAC is consists of (i) 200,000,000 shares of EBAC Class A Common Stock, of which 13,209,880 shares are issued and outstanding (including those underlying the EBAC Units), (ii) 20,000,000 shares of EBAC Class B Common Stock, of which 3,188,696 shares are issued and outstanding, and (iii) 1,000,000 preferred shares, par value $0.0001 per share, of which no shares are issued and outstanding (the foregoing clauses (i), (ii) and (iii) collectively, the “EBAC Securities”). The foregoing represents all of the issued and outstanding EBAC Securities as of the date of this Agreement. All issued and outstanding EBAC Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) EBAC’s Governing Documents, and (B) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, EBAC’s Governing Documents or any Contract to which EBAC is a party or otherwise bound.

(b) As of the date of this Agreement, 4,251,595 EBAC Public Warrants (including those underlying the EBAC Units) and 151,699 EBAC Private Placement Warrants are issued and outstanding. All outstanding EBAC Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of EBAC, enforceable against EBAC in accordance with their terms, subject to the Enforceability Exception; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) EBAC’s Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, EBAC’s Governing Documents or any Contract to which EBAC is a party or otherwise bound. Except for the Subscription Agreements, any Additional Subscription Agreements, EBAC’s Governing Documents and this Agreement, there are no outstanding Contracts of EBAC to repurchase, redeem or otherwise acquire any EBAC Securities.

(c) Other than in connection with the PIPE Investment or the Transactions, and except as set forth in this Section 6.13 as contemplated by this Agreement or the other documents contemplated hereby, or with the written consent of the Company, EBAC has not granted any outstanding options, stock appreciation rights, warrants, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, rights or other securities convertible into or exchangeable or exercisable for EBAC Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any EBAC Securities or the value of which is determined by reference to the EBAC Securities, and there are no Contracts of any kind which may obligate EBAC to issue, purchase, redeem or otherwise acquire any of its EBAC Securities.

Section 6.14. Brokers’ Fee. No broker, finder, investment banker or other Person (except the Person(s) set forth on Section 6.13 of the EBAC Disclosure Letter) is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by EBAC or any of its Affiliates.

Section 6.15. Indebtedness. EBAC does not have any Indebtedness other than Working Capital Loans. As of the date hereof, the balance of the Working Capital Loans is $0.00.

Section 6.16. Taxes.

(a) All income and other material Tax Returns required to be filed by or with respect to EBAC have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material amounts of Taxes of EBAC that are due and payable (whether or not shown on any Tax Return) have been fully and timely paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b) EBAC has withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(c) EBAC does not have any liability for unpaid Taxes which has not been accrued for or reserved on the EBAC Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in the ordinary course of business.

(d) There are no Liens for any material Taxes (other than Permitted Liens) upon the property or assets of EBAC.

(e) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against EBAC that remains unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(f) There are no ongoing or pending Legal Proceedings with respect to any material Taxes of EBAC and EBAC has not received written notice from any Governmental Authority that any such Legal Proceeding is contemplated or pending. There are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of EBAC (other than pursuant to an extension of time to file a Tax Return of not more than seven months obtained in the ordinary course of business).

(g) EBAC has not made a request for an advance Tax ruling, a request for administrative Tax relief, a request for technical Tax advice, a request for a change of any method of accounting or any similar request with respect to Taxes that is in progress or pending with any Governmental Authority.

(h) EBAC is not a party to any Tax Sharing Agreement other than customary commercial Contracts entered into in the ordinary course of business not primarily related to Taxes.

(i) EBAC has never been a member of an Affiliated Group and is not liable for Taxes of any other Person (other than EBAC) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts entered into in the ordinary course of business not primarily related to Taxes).

(j) No written claim has been made by any Governmental Authority in a jurisdiction where the EBAC does not pay a particular type of Tax or file a particular type of Tax Return that it is or may be required to pay such type of Tax or file such type of Tax Return in such jurisdiction.

(k) To EBAC’s Knowledge, EBAC does not have, nor has ever had, a permanent establishment in any country other than the country of its organization and is not, nor has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(l) EBAC has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the prior two (2) years.

(m) EBAC has not participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(n) EBAC will not be required to include any material amount in taxable income or exclude any material item of deduction or loss from taxable income for any taxable period ending after the Acquisition Closing Date as a result of any (i) installment sale or open transaction disposition made prior to the Acquisition Closing outside the ordinary course of business, (ii) prepaid amount received or deferred revenue recognized prior to the Acquisition Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Acquisition Closing Date, (iv) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or prior to the Acquisition Closing Date or (v) binding agreement with respect to Taxes with a Governmental Authority executed prior to the Acquisition Closing.

(o) EBAC has not taken any action or agreed to take any action not contemplated by the Transactions, and to the knowledge of EBAC there are no facts or circumstances, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

Section 6.17. Business Activities.

(a) Since formation, EBAC has not conducted any business activities other than activities related to EBAC’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in EBAC’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon EBAC or to which EBAC is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of EBAC or any acquisition of property by EBAC or the conduct of business by EBAC or as currently conducted or as contemplated to be conducted as of the Acquisition Closing.

(b) Except for the transactions contemplated by this Agreement and the Ancillary Agreements, EBAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, EBAC has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination (other than confidentiality agreements, term sheets, letters of intent or other customary agreements entered into in connection with review of potential initial business combinations conducted by EBAC, in each case which were entered into prior to the date hereof and which do not contain binding terms with respect to liabilities or obligations to effect a Business Combination).

(c) As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), EBAC is not a party to any Contract with any other Person that would require payments by EBAC or any of its Subsidiaries after the date hereof in excess of $500,000 in the aggregate with respect to any individual Contract, other than Working Capital Loans.

Section 6.18. Stock Market Quotation. As of the date hereof, the shares of EBAC Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the Nasdaq under the symbol “EBAC.” As of the date hereof, the EBAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “EBACW.” EBAC is in compliance with the rules of the Nasdaq and there is no Action or proceeding pending or, to the knowledge of EBAC, threatened against EBAC by the Nasdaq or the SEC with respect to any intention by such entity to deregister the shares of EBAC Class A Common Stock or EBAC Warrants or terminate the listing of shares of EBAC Class A Common Stock or EBAC Warrants on the Nasdaq. Neither EBAC nor its Affiliates has taken any action in an attempt to terminate the registration of the shares of EBAC Class A Common Stock or EBAC Warrants under the Exchange Act except as contemplated by this Agreement.

Section 6.19. Investigation; No Other Representations.

(a) EBAC, on its own behalf and on behalf of its representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the Company and its Subsidiaries and (ii) it has been furnished with or given access to such documents and information about Company, its Subsidiaries and their respective businesses and operations as they and their respective representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the other Ancillary Agreements to which it is a party, EBAC has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 6 and in the Ancillary Agreements to which it is a party and no other representations or warranties of the Company, its Subsidiaries or any other Person, either express or implied, and EBAC, on its own behalf and on behalf of its representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 6 and in the Ancillary Agreements to which it is a party, neither EBAC nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby.

Section 6.20. No Outside Reliance. Notwithstanding the delivery or disclosure (except in Article 4 or the Company Disclosure Letter) to EBAC or any of its respective representatives of any documentation or other information (including any financial projections or other supplemental details), EBAC and its directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that EBAC has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article 4, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Company as conducted after the Acquisition Closing, as contained in any materials provided by Company or any of its Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise, and no statement contained in any of such materials made or made in any such presentation of the business and affairs of the Company shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by EBAC in executing, delivery or performing this Agreement or the Transactions. Except as otherwise expressly set forth in this Agreement, EBAC understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is,” “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article 4, with all faults and without any other representation or warranty of any nature whatsoever.

Section 6.21. No Additional Representation or Warranties. Except as provided in this Article 6, neither EBAC nor its Affiliates, nor any of its directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any other information provided to the Company or its Affiliates. Except for the representations and warranties expressly set forth in this Article 6, it is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by or on behalf of the EBAC are not and shall not be deemed to be or to include representations or warranties of EBAC or any other person, and are not and shall not be deemed to be relied upon by the Company in executing, delivering or performing this Agreement or the Transactions.

ARTICLE 7

COVENANTS OF THE COMPANY

Section 7.01. Conduct of Business. From the date of this Agreement through the earlier of the Acquisition Closing or valid termination of this Agreement pursuant to Article 11 (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as explicitly contemplated by this Agreement or the Ancillary Agreements, as required by Law (including any COVID-19 Measures), for any COVID-19 Reasonable Response, as consented to by EBAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) or as set forth on Section 7.01 of the Company Disclosure Letter, use commercially reasonable efforts to (x) operate the business of the Company in the ordinary course of business consistent with past practice and (y) preserve intact the Company’s present business organization, retain the Company’s current officers, and preserve the Company’s relationships with its key suppliers and customers (if applicable). Without limiting the generality of the foregoing, except as explicitly contemplated by this Agreement or the Ancillary Agreements, as required by Law (including any COVID-19 Measures), for any COVID-19 Reasonable Response, as consented to by EBAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) or as set forth on Section 7.01 of the Company Disclosure Letter, the Company shall not, and the Company shall cause its Subsidiaries not to:

(a) change or amend the Governing Documents of the Company or any Subsidiary of the Company, in each case, in a manner adverse in any material respect to EBAC, New Parent, Merger Sub 1, Merger Sub 2 or Merger Sub 3;

(b) make or declare any dividend or distribution to the equityholders of Company or make any other distributions in respect of any shares of the Company Share Capital or the Equity Securities of the Company or any Subsidiary of the Company (other than any dividends or distributions between or among the Company and any of its Subsidiaries);

(c) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company or any Subsidiary of the Company’s capital stock or Equity Securities, except with respect to any split, combination, reclassification or recapitalization of any shares or series of any Subsidiary of the Company’s capital stock or Equity Securities, in a manner not adverse in any material respect to the Company or any Subsidiary of the Company;

(d) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other Equity Securities of the Company or any Subsidiary of the Company, except for (i) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other Equity Securities of the Company or its Subsidiaries, or (ii) transactions between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company;

(e) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(f) sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of the Company or its Subsidiaries, except for (i) dispositions of obsolete or worthless equipment, (ii) transactions among the Company and its Subsidiaries or among its Subsidiaries, (iii) transactions in the ordinary course of business consistent with past practice or (iv) transactions involving assets or properties that are sold, assigned, transferred, conveyed, leased or otherwise disposed of at or above fair market value (as reasonably determined by EBAC) and that in the aggregate generate less than 5% of the consolidated EBITDA of the Company and its Subsidiaries for the most recent four completed consecutive fiscal quarters ending prior to the consummation of such transaction;

(g) (i) issue or sell any debt securities of the Company or any Subsidiary of the Company or otherwise incur or assume any Indebtedness, or (ii) guarantee any Indebtedness of another Person, in each case, except (x) in the ordinary course of business consistent with past practice or (y) for the issuance, sale, or incurrence of debt securities or Indebtedness used to refinance existing Indebtedness;

(h) (i) fail to timely pay all material Taxes that become due and payable, (ii) make, change or revoke any election in respect of material Taxes, (iii) adopt or request permission of any Governmental Authority to change any material method of accounting in respect of Taxes, (iv) settle or compromise any material Tax liability, (v) enter into any material agreement in respect of Taxes with a Governmental Authority, (vi) enter into any Tax Sharing Agreement (other than any such agreement solely among the Company and its Subsidiaries and customary commercial Contracts entered into in the ordinary course of business not primarily related to Taxes) or (vii) amend, modify or otherwise change in a material respect any filed Tax Return unless required by applicable Law, or (viii) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes;

(i) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(j) (i) issue, sell, or otherwise dispose of any existing or additional shares of Company Share Capital or securities exercisable for or convertible into shares of Company Share Capital, other than (1) in respect of the PIPE Investment, including for the avoidance of doubt, the issuance of New Parent Shares, warrants or other securities pursuant to a Subscription Agreement or an Additional Subscription Agreement or (2) in connection with the exercise of Company Options outstanding on the date of this Agreement or (ii) grant any Company Options or other equity or equity-based compensation;

(k) Except (w) as required under the existing terms of any Company Benefit Plan, as in effect on the date of this Agreement, (x) as required by this Agreement, (y) as required by any applicable Law or (z) in the ordinary course of business consistent with past practice, (i) adopt, enter into, terminate or materially amend or modify any material Company Benefit Plan, (ii) increase the compensation payable to any Service Provider, (iii) accelerate any payment, right to payment, vesting or benefit, or the funding of any payment, right to payment, vesting or benefit, payable or to become payable to any Service Provider or (iv) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any Service Provider;

(l) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Subsidiary of the Company (other than the Acquisition Transactions);

(m) terminate without replacement or fail to use commercially reasonable efforts to maintain any License material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;

(n) enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any Affiliate Agreements, other than as required by Law

(o) sell, assign, transfer, abandon, permit to lapse, dispose of, license, sublicense, modify, terminate, create or incur any Lien on, or otherwise fail to take any action necessary to maintain, enforce or protect, any Company IP, other than granting non-exclusive licenses in the ordinary course of business consistent with past practice; or

(p) enter into any agreement to do any action prohibited under this Section 7.01.

Section 7.02. Inspection. Subject to confidentiality obligations (whether contractual, imposed by applicable Law or otherwise) that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law, the Company shall, and shall cause its Subsidiaries to, afford to EBAC and its accountants, counsel and other representatives reasonable access during the Interim Period (for purposes of consummating the Transactions), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries; provided that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company. All information obtained by EBAC or its representatives pursuant to this Section 7.02 shall be subject to the Confidentiality Agreement.

Section 7.03. Preparation and Delivery of Additional Company Financial Statements.

(a) If the First Merger Effective Time has not occurred prior to the date the Audited Financial Statements become stale for purposes of Regulation S-X of the Securities Act (the “Staleness Date”), the Company shall use its commercially reasonable efforts to deliver to EBAC, as soon as reasonably practicable following the Staleness Date, the unaudited interim consolidated statement of financial position as of September 30, 2022 and the related unaudited interim statements of comprehensive income, changes in equity, and cash flows for the 9-month period ended September 30, 2022 of the Company and its Subsidiaries (the “Q3 2022 Financial Statements”), together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided that upon delivery of such Q3 2022 Financial Statements, the representations and warranties set forth in Section 4.08 shall be deemed to apply to the Q3 2022 Financial Statements with the same force and effect as if made as of the date of this Agreement.

(b) The Company shall use its commercially reasonable efforts to cause its independent auditors to provide any necessary consents to the inclusion of the financial statements set forth in Section 4.08 and this Section 7.03 in EBAC’s filings with the SEC in accordance with the applicable requirements of federal securities Laws.

Section 7.04. Affiliate Agreements. At or prior to the Acquisition Closing, the Company shall terminate or settle, or cause to be terminated or settled, without further liability to EBAC or any of its Affiliates, the Company or any of the Company’s Subsidiaries, all Affiliate Agreements of the Company (other than any such agreements set forth in Section 7.04 of the Company Disclosure Letter) and provide EBAC with evidence of such termination or settlement reasonably satisfactory to EBAC.

Section 7.05. Acquisition Proposals. From the date hereof until the Acquisition Closing Date or, if earlier, the termination of this Agreement in accordance with Article 11, the Company and its Subsidiaries shall not, and the Company shall instruct and use its commercially reasonable efforts to cause its representatives, not to

(a) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of the Company’s Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or any of the Company’s Subsidiaries in connection with an Acquisition Proposal, (b) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (c) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state relating to an Acquisition Proposal, or (d) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. From and after the date hereof, the Company shall, and shall instruct its Subsidiaries, officers and directors and representatives acting on its behalf or on behalf of its Subsidiaries (as applicable) to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to any Acquisition Proposal (other than the Parties and their respective representatives).

Section 7.06. Subsidiary Member Approval. As promptly as reasonably practicable following the consummation of the transactions contemplated by Section 8.08, New Parent, as the sole shareholder of each of Merger Sub 1, Merger Sub 2 and Merger Sub 3 will approve and adopt this Agreement, the Ancillary Agreements to which New Parent is or will be a party and the transactions contemplated hereby and thereby (including the Acquisition Transactions).

Section 7.07. Stock Exchange Listing of New Parent Shares. EBAC shall cause New Parent to, and New Parent shall, use its commercially reasonable efforts to cause New Parent Shares issuable in accordance with this Agreement to be approved for listing on the Stock Exchange (and EBAC and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Acquisition Closing Date and to cause New Parent to satisfy any applicable initial and continuing listing requirements of the Stock Exchange, subject to any available exemptions or phase-in periods.

Section 7.08. EBAC D&O Indemnification and Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of past or present directors, officers, members, managers and employees of EBAC, as provided in an EBAC’s Governing Documents or otherwise in effect as of the date of the Acquisition Closing, in either case, solely with respect to any matters occurring on or prior to the Acquisition Closing, shall survive the Transactions and shall continue in full force and effect from and after the Acquisition Closing for a period of six years and (ii) New Parent will perform and discharge all obligations to provide such indemnity and exculpation during such six-year period. To the maximum extent permitted by applicable Law, during such six-year period, New Parent shall advance expenses in connection with such indemnification as provided in EBAC’s Governing Documents or other applicable agreements. The indemnification and liability limitation or exculpation provisions of EBAC’s Governing Documents or other applicable agreements shall not, during such six-year period, be amended, repealed or otherwise modified after the Acquisition Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Acquisition Closing or at any time prior to the Acquisition Closing, were or are directors, officers, members, managers or employees of EBAC (the “EBAC D&O Persons”) to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to Acquisition Closing and relating to the fact that such EBAC D&O Person was a director, officer, member, manager or employee of EBAC at or prior to the Acquisition Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b) New Parent shall not have any obligation under this Section 7.08 to any EBAC D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such EBAC D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) New Parent shall purchase, at or prior to the Acquisition Closing, and maintain in effect for a period of six (6) years after the Acquisition Closing Date, without lapses in coverage, a “tail” insurance policy(ies) providing directors’ and officers’ liability and fiduciary liability insurance coverage for the benefit of those Persons who are covered by any comparable insurance policy(ies) of EBAC as of the date hereof with respect to matters occurring on or prior to the Acquisition Closing. Such “tail” insurance policy(ies) shall provide coverage on terms (including with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under EBAC’s directors’ and officers’ liability and fiduciary liability insurance policy(ies) as of the Acquisition Closing; provided that New Parent shall not be required to pay a premium for such “tail” insurance policy(ies) in excess of 250% of the most recent annual premium paid by EBAC prior to the date of this Agreement and, in such event, New Parent shall purchase the maximum coverage available for 250% of the most recent annual premium paid by EBAC prior to the date of this Agreement.

(d) If New Parent or any of its respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of New Parent or the Company or any of its Subsidiaries shall assume all of the obligations set forth in this Section 7.08.

(e) The EBAC D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 7.08 are intended to be third-party beneficiaries of this Section 7.08. This Section 7.08 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of New Parent, the Company and the Company’s Subsidiaries.

Section 7.09. Agent Deliverables. The Company shall: (a) cause its chief executive officer or the president of the Company and the chief financial or chief accounting officer of the Company to deliver to the Placement Agents and the Financial Advisor a certificate on behalf of the Company certifying that (I) the representations and warranties of the Company contained in this Agreement are true and correct in all material respects (except for those representations and warranties which are qualified as to materiality, in which case, such representations and warranties shall be true and correct in all respects) as of the date when made and as of the date of such certificate, as though made on and as of such date, except for such representations and warranties that speak as of a specific date, except to the extent otherwise disclosed in the Proxy Statement/Registration Statement and (II) the Registration Statement and any amendments thereto conformed in all material respects to the requirements of the Securities Act and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (b) use reasonable best efforts to cause its independent auditors to deliver to the PIPE Placement Agents and Financial Advisor a comfort letter in a form that is generally provided to underwriters in connection with underwritten public offerings of securities, and (c) use reasonable best efforts to cause its counsel to deliver a customary negative assurance letter in respect of the Proxy Statement/Registration Statement in a form that is generally provided to underwriters in connection with underwritten public offerings of securities, in each case in form and substance reasonably satisfactory to the Placement Agents and Financial Advisor, with each of the deliverables set forth in clauses (a), (b) and (c) to be provided: (1) on the date of the effectiveness of the Registration Statement and (2) on the date of the EBAC Shareholders’ Meeting, each dated the date of delivery.

ARTICLE 8

COVENANTS OF EBAC

Section 8.01. Trust Account Proceeds and Related Available Equity.

(a) EBAC shall take all necessary and appropriate actions to release and make available all of the remaining funds from the Trust Account, after payments for any deferred underwriting commissions and the

EBAC Share Redemptions, including (1) providing notice to the Trustee of the anticipated Acquisition Closing Date for the purpose of unwinding any non-cash assets in the Trust Account, sufficiently in advance of the Acquisition Closing Date and in accordance with the terms of the Trust Agreement, (2) upon satisfaction or waiver of the conditions set forth in Article 10, (i) in accordance with and pursuant to the Trust Agreement, at the Acquisition Closing, EBAC (A) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (B) shall use its commercially reasonable efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (I) pay as and when due all amounts payable to EBAC Shareholders pursuant to the EBAC Share Redemptions (II) pay any deferred underwriting commissions, and (III) pay all remaining amounts then available in the Trust Account to New Parent for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 8.02. De-Listing. Prior to the Acquisition Closing, EBAC shall cooperate with the Company and, with respect to EBAC, shall use its commercially reasonable efforts to take, or cause to be taken, all actions reasonably necessary to de-list all securities of EBAC from the Stock Exchange and de-register such securities under the Exchange Act as soon as practicable following the First Merger Effective Time.

Section 8.03. No Solicitation by EBAC. From the date hereof until the Acquisition Closing Date or, if earlier, the termination of this Agreement in accordance with Article 11, EBAC shall not, and shall cause its Subsidiaries not to, and EBAC shall instruct its and their representatives acting on its and their behalf, not to, (a) make any proposal or offer that constitutes a Business Combination Proposal, (b) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal, (c) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal or (d) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make a Business Combination Proposal, in each case, other than to or with the Company and its respective representatives. From and after the date hereof, EBAC shall, and shall instruct and cause its officers and directors and representatives acting on its behalf, its Subsidiaries and their respective representatives (acting on their behalf) to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its representatives).

Section 8.04. EBAC Conduct of Business.

(a) During the Interim Period, EBAC shall, except as explicitly contemplated by this Agreement (including as contemplated by any of the Subscription Agreements, any of the Additional Subscription Agreements or in connection with the PIPE Investment) or the Ancillary Agreements, as required by Law or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as explicitly contemplated by this Agreement (including as contemplated by any of the Subscription Agreements, any of the Additional Subscription Agreements or in connection with the PIPE Investment) or the Ancillary Agreements, as required by Law or as consented to by the Company in writing (which consent, except with respect to clause (xii), shall not be unreasonably conditioned, withheld, delayed or denied), EBAC shall not:

(i) change, modify, amend or terminate (or seek any approval from the EBAC Shareholders to) the Trust Agreement, the Subscription Agreements, the Non-Redemption Agreements or the Governing Documents of EBAC, except as contemplated by the Transaction Proposals or Extension Proposal;

(ii) withdraw any funds from the Trust Account, other than as permitted by the Trust Agreement;

(iii) except as contemplated by the Transaction Proposals (including any adjustment made with respect to the New Parent Warrants in the Warrant Conversion), (A) make or declare any dividend or distribution to the shareholders of EBAC or make any other distributions in respect of any of EBAC’s capital stock, share capital or equity interests, (B) split, combine, reclassify or otherwise amend any terms of any shares or series of EBAC’s capital stock or equity interests, or (C) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of EBAC, other than a redemption of shares of EBAC Class A Common Stock made as part of the EBAC Share Redemptions;

(iv) enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of EBAC (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of five percent (5%) or greater);

(v) (i) fail to timely pay all material Taxes that become due and payable, (ii) make, change or revoke any election in respect of material Taxes, (iii) adopt or request permission of any Governmental Authority to change any material method of accounting in respect of Taxes, (iv) settle or compromise any material Tax liability, (v) enter into any material agreement in respect of Taxes with a Governmental Authority, (vi) enter into any Tax Sharing Agreement (other than customary commercial Contracts entered into in the ordinary course of business not primarily related to Taxes) or (vii) amend, modify or otherwise change in a material respect any filed Tax Return unless required by applicable Law, or (viii) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes;

(vi) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(vii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of EBAC or otherwise incur or assume any Indebtedness, or guarantee any Indebtedness of another Person, other than (x) fees and expenses incurred in support of the transactions contemplated by this Agreement and the Ancillary Agreements, (y) any adjustment made with respect to the New Parent Warrants in the Warrant Conversion or (z) in support of the ordinary course operations of EBAC (which the parties agree shall include any Indebtedness in respect of any Working Capital Loan incurred in the ordinary course of business, subject to Section 8.04(a)(xii) below);

(viii) (A) issue any EBAC Securities or securities exercisable for or convertible into EBAC Securities, other than (x) in respect of the PIPE Investment, including for the avoidance of doubt, EBAC Class A Common Stock, warrants or other securities pursuant to an Additional Subscription Agreement, and (y) to effect a transfer or agreement to transfer (which may be effectuated as a forfeiture to EBAC and reissuance by EBAC) of EBAC Class A Common Stock or EBAC Class B Common Stock by Sponsor to an investor pursuant to a Subscription Agreement or an Additional Subscription Agreement, in the case of an Additional Subscription Agreement, entered into with the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed, (B) grant any options, warrants or other equity-based awards with respect to EBAC Securities not outstanding on the date hereof, except as provided for in clause (x) and (y) above, or (C) amend, modify or waive any of the material terms or rights set forth in any EBAC Warrant or the EBAC Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein except for any adjustment made with respect to the New Parent Warrants in the Warrant Conversion;

(ix) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(x) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(xi) change EBAC’s methods of accounting in any material respect, other than changes that are required by any securities Law or any order, directive, guideline, recommendation, statement, comment or guidance issued, passed, approved, published, promulgated or released by, the SEC, following reasonable prior consultation with the Company;

(xii) incur Working Capital Loans other than the incurrence of Working Capital Loans such that the aggregate outstanding Working Capital Loans (including those incurred prior to the date of this Agreement) do not exceed $1,000,000 in the aggregate after such incurrence; or

(xiii) enter into any agreement to do any action prohibited under this Section 8.04.

(b) During the Interim Period, EBAC shall use commercially reasonably efforts to materially comply with, and continue materially performing under, as applicable, the Trust Agreement and all other agreements or Contracts to which EBAC may be a party.

Section 8.05. EBAC Public Filings. From the date hereof through the First Merger Effective Time, EBAC will keep current and timely file all reports required to be filed or furnished with the SEC (including any amendment or restatement of any report previously filed or furnished to the extent necessary to respond to comments or other guidance, whether formal or informal from the SEC) and otherwise comply in all material respects with its reporting obligations under applicable Laws. Any report filed by EBAC with the SEC after the date hereof shall be considered an EBAC SEC Filing for the purposes of this Agreement.

Section 8.06. Shareholder Litigation. In the event that any litigation related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of EBAC, threatened in writing, against EBAC or the EBAC Board by any of the EBAC Shareholders prior to the Acquisition Closing, EBAC shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. EBAC shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle any such litigation without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

Section 8.07. New Parent Corporate Documents. As soon as reasonably practical after the date hereof, EBAC shall cause all Swiss corporate documents of New Parent to be submitted for formal positive pre-clearance (Vorprüfung / examen préliminaire) from the commercial register of the Canton of Zug. EBAC and New Parent shall use their commercially reasonable efforts to procure that the relevant corporate documents will be pre-registered (vorerfasst / pré-enregistrés) by the commercial register of the Canton of Zug in the expedited pre-registration procedure (Vorerfassungsverfahren / procédure de pré-enregistrement) when submitted to the commercial register of the Canton of Zug on the Acquisition Closing Date.

Section 8.08. Corporate Formation. The following shall occur as soon as practicable following the execution of this Agreement as set forth below:

(a) EBAC shall form New Parent as a public limited liability company (société anonyme) incorporated and existing under the laws of Switzerland that will be a direct wholly owned subsidiary of EBAC;

(b) New Parent shall form Merger Sub 1 as a new Cayman Islands exempted company that will be a direct wholly owned subsidiary of New Parent;

(c) New Parent shall form Merger Sub 2 as a new Cayman Islands exempted company that will be a direct wholly owned subsidiary of New Parent;

(d) New Parent shall form Merger Sub 3 as a new public limited liability company (société anonyme) incorporated and existing under the laws of Switzerland that will be a direct wholly owned subsidiary of New Parent;

(e) Following the formation of New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3, EBAC, in the case of New Parent, and New Parent, in the case of Merger Sub 1, Merger Sub 2 and Merger Sub 3, shall cause New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3, as applicable, to become a party to this Agreement by executing a joinder agreement, in form and substance reasonably satisfactory to each of New Parent and the Company; and

(f) New Parent shall cause each of Merger Sub 1, Merger Sub 2 and Merger Sub 3 to approve and adopt resolutions similar in substance to those resolutions of New Parent contemplated by Section 5.02(b).

Section 8.09. Agent Deliverables. EBAC shall: (a) cause its chief executive officer or the president of EBAC and the chief financial or chief accounting officer of EBAC to deliver to the Placement Agents and Financial Advisor a certificate certifying that (I) the representations and warranties of EBAC contained in this Agreement are true and correct in all material respects (except for those representations and warranties which are qualified as to materiality, in which case, such representations and warranties shall be true and correct in all respects) as of the date when made and as of the date of such certificate, as though made on and as of such date, except for such representations and warranties that speak as of a specific date, except to the extent otherwise disclosed in the Proxy Statement/Registration Statement and (II) the Registration Statement and any amendments thereto conformed in all material respects to the requirements of the Securities Act and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (b) use reasonable best efforts to cause its independent auditors to deliver to the PIPE Placement Agents and Financial Advisor a comfort letter in a form that is generally provided to underwriters in connection with underwritten public offerings of securities, (c) use reasonable best efforts to cause its counsel to deliver a customary negative assurance letter in respect of the Proxy Statement/Registration Statement in a form that is generally provided to underwriters in connection with underwritten public offerings of securities, in each case in form and substance reasonably satisfactory to the Placement Agents and Financial Advisor, and (d) use reasonable best efforts to obtain from counsel to the Placement Agents delivery of a customary negative assurance letter in respect of the Proxy Statement/Registration Statement, in each case in form and substance satisfactory to the Placement Agents and Financial Advisor, with each of the deliverables set forth in clauses (a), (b) and (c) to be provided: (1) on the date of the effectiveness of the Registration Statement and (2) on the date of the EBAC Shareholders’ Meeting, each dated the date of delivery.

Section 8.10. Extension of Time to Consummate a Business Combination.

(a) If EBAC and the Company determine in good faith by December 15, 2022 that it is probable the Acquisition Closing will not occur prior to the Agreement End Date, EBAC and the Company shall cooperate to prepare and, not later than fifteen (15) Business Days after the date of such mutual determination (or such other date as the parties may agree in writing), shall file with the SEC a mutually acceptable proxy statement (such proxy statement, together with any amendments or supplements thereto, the “Extension Proxy Statement”) to amend the EBAC Articles, on terms and conditions agreed by the parties, to (i) extend the period of time EBAC is afforded under the EBAC Articles and the Prospectus to consummate an initial business combination for an additional three months, from March 18, 2023 to June 18, 2023 (or such earlier date as the parties may agree in writing) (the “Initial Extension Date”) and (ii) provide that EBAC may extend the Initial Extension Date one time by an additional three months (for a total of up to 30 months to complete an initial business combination) if the Sponsor provides five (5) days’ advance notice prior to the applicable deadline (the “Extension Proposal”). EBAC shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Extension Proxy Statement, and any amendment or supplement thereto, and any responses to comments from the SEC or its staff or the provision of additional information in connection therewith, prior to filing or delivery of the same with or to the SEC. The EBAC Parties, with the assistance of the Company, will promptly respond to any SEC comments on the Extension Proxy Statement and will use all commercially reasonable efforts to cause the Extension Proxy Statement to be cleared by the SEC as promptly as practicable after such filing. The EBAC Parties will advise the Company reasonably promptly after: (A) the time when the Extension Proxy Statement has been filed; (B) in the event the Extension Proxy Statement is not reviewed by the

SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act; (C) in the event the preliminary Extension Proxy Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC; (D) the filing of any supplement or amendment to the Extension Proxy Statement; (E) any request by the SEC for amendment of the Extension Proxy Statement; (F) any comments from the SEC relating to the Extension Proxy Statement and responses thereto (and shall provide the Company with a copy or, in the case of oral communications, summary of such comments); (G) requests by the SEC for additional information (and shall provide the Company with a copy or, in the case of oral communications, summary of such request); and (H) any other communication, whether written or oral, from the SEC (and shall provide the Company with a copy or, in the case of oral communications, summary of such communication).

(b) Each party shall promptly correct any information provided by it for use in the Extension Proxy Statement if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws.

(c) As promptly as practicable after the Extension Proxy Statement is cleared by the SEC, EBAC shall distribute the Extension Proxy Statement to the EBAC Shareholders and (x) shall duly call and give notice of special meeting of the EBAC Shareholders (the “Extension Shareholders’ Meeting”) in accordance with the EBAC Articles and the Cayman Companies Act for a date no later than forty-five (45) days after such notice, subject to EBAC’s right to adjourn the Extension Shareholders’ Meeting as provided in this Agreement, (y) subject to the other provisions of this Agreement, shall solicit proxies from the EBAC Shareholders to vote in favor of the Extension Proposal, and shall duly convene and hold the Extension Shareholders’ Meeting, and (z) shall provide its shareholders with the opportunity to elect to convert their EBAC Common Stock into a pro rata portion of the Trust Account in connection with the extension as provided for in the EBAC Articles. EBAC may only adjourn the Extension Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining approval of the Extension Proposal or to take steps to reduce the number of shares of EBAC Common Stock issued in the IPO as to which the holders thereof elect to convert such shares into a pro rata portion of the Trust Account in connection with the extension as provided for in the EBAC Articles, (ii) if a quorum is not present at the Extension Shareholders’ Meeting, (iii) to amend the Extension Proposal, subject to the Company’s consent, not to be unreasonably withheld, conditioned or delayed, or (iv) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that EBAC has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the EBAC Shareholders prior to the Extension Shareholders’ Meeting; provided that the Extension Shareholders’ Meeting is reconvened as promptly as practical thereafter. EBAC agrees that if the approval of the Extension Proposal shall not have been obtained at any such Extension Shareholders’ Meeting, then EBAC shall continue until the Agreement End Date to take all such necessary actions and hold additional Extension Shareholders’ Meetings in order to obtain the approval of the Extension Proposal by the Agreement End Date.

(d) The EBAC Parties shall comply with all applicable provisions of and rules under the Exchange Act and all applicable provisions of the Cayman Companies Act in the preparation, filing and distribution of the Extension Proxy Statement, the solicitation of proxies thereunder, and the calling and holding of the Extension Shareholders’ Meeting. Without limiting the foregoing, EBAC Parties and the Company shall each ensure that the Extension Proxy Statement does not, as of the date on which it is first distributed to EBAC Shareholders and the holders of the Company Securities, and as of the date of the Extension Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in light of the circumstances under which they were made, not misleading (provided that no party shall be responsible for the accuracy or completeness of any information relating to another party or any other information furnished by another party for inclusion in the Extension Proxy Statement).

(e) EBAC, acting through the EBAC Board, shall include in the Extension Proxy Statement the EBAC Board’s recommendation that EBAC Shareholders vote in favor of the Extension Proposal, and shall otherwise use reasonable best efforts to obtain approval thereof. Neither the EBAC Board nor any committee or agent or representative thereof shall withdraw (or modify in a manner adverse to the Company), or propose to withdraw (or modify in a manner adverse to the Company) the EBAC Board’s recommendation that the EBAC Shareholders vote in favor of the adoption of the Extension Proposal.

ARTICLE 9

JOINT COVENANTS

Section 9.01. Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each of EBAC, New Parent, Merger Sub 1, Merger Sub 2, Merger Sub 3 and the Company shall, and the Company shall cause its Subsidiaries to: (i) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all Governmental Authorizations required to be obtained in connection with the Transactions, (ii) use commercially reasonable efforts to take, or cause to be taken, and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as practicable the Transactions, including using commercially reasonable efforts to obtain all material Governmental Authorizations that any of EBAC, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions; provided that in no event shall New Parent, EBAC, the Merger Sub 1, Merger Sub 2, Merger Sub 3, the Company or its Subsidiaries be obligated to bear any material expense, pay any material fee or grant any material concession in connection with obtaining any such approvals (other than any required filing fees in connection therewith); provided, however, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such approvals, and (iii) take such other action as may reasonably be necessary or as any other Party may reasonably request to satisfy the conditions of the other Parties set forth in Article 10 or otherwise to comply with this Agreement. The Parties shall promptly inform the other of any substantive communication between any itself, and any Governmental Authority regarding any of the Transactions. Without limiting the foregoing, each Party and their respective Affiliates shall not enter into any agreement with any Governmental Authority not to consummate the Transactions, except with the prior consent of the other Parties. Nothing in this Section 9.01 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of the Company or any of its Subsidiaries or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. Without limiting in any respect the Parties’ obligations under this Section 9.01, the Company shall have the right to direct, devise and implement the strategy with respect to obtaining Governmental Authorizations in accordance with this Section 9.01; provided EBAC is provided prompt notice by the Company of material communications and developments with respect to such process; provided, further, that the Company shall not be permitted to consent to any action, omission, undertaking, commitment or agreement with any Governmental Authority to the extent that such action, omission, undertaking, commitment or agreement requires any action, omission, commitment, undertaking or agreement by EBAC or its Affiliates without the prior written consent of EBAC.

(b) From and after the date of this Agreement until the earlier of the Acquisition Closing or termination of this Agreement in accordance with its terms, the Parties shall give counsel for the other Parties a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed material written communication to any Governmental Authority relating to the Transactions, including in respect of any Tax rulings related thereto. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person, videoconference, or by telephone with any Governmental Authority in connection with the Transactions, including in respect of any Tax rulings related thereto, unless, to the extent not prohibited by such Governmental Authority, it consults with the other Parties, in advance. Each of the Parties shall use commercially reasonable efforts to provide (or use commercially reasonable efforts to cause its Affiliates provide) to the other Parties reasonable information or documents in such Party’s possession and within its control as are necessary or required for the preparation of any filings, notifications or submissions in connection with all Governmental Authorizations required to be obtained in connection with the Transactions. Notwithstanding the foregoing, any materials shared may be redacted before being provided to the other Parties (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to avoid disclosure of other competitively sensitive information or to address reasonable privilege or confidentiality concerns.

Section 9.02. Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a) As promptly as practicable following the execution and delivery of this Agreement, the Company, New Parent and EBAC shall prepare, with the assistance of the Company, and cause to be filed with the SEC by New Parent a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the New Parent Shares to be issued under this Agreement as part of the New Parent Interests Consideration and Company Consideration and the New Parent Warrants (and the New Parent Shares issuable upon exercise thereof). Each of EBAC and the Company shall use its commercially reasonable efforts to cause the Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Acquisition Transactions. Each of EBAC and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement. Promptly after the Registration Statement is declared effective under the Securities Act, EBAC will cause the Proxy Statement to be mailed to shareholders of EBAC. The Company and EBAC shall each pay one half of all fees and expenses incurred in connection with the preparation and filing of the Registration Statement and the receipt of stock exchange approval in connection with the listing of New Parent Shares to be issued as part of the New Parent Interests Consideration and the New Parent Warrants (and the New Parent Shares issuable upon exercise thereof), other than fees and expenses of advisors (which shall be borne by the party incurring such fees).

(b) Each of EBAC, New Parent and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If EBAC, New Parent or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other parties and (ii) EBAC and New Parent, on the one hand, and the Company, on the other hand, shall reasonably cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) an amendment or supplement to the Registration Statement. EBAC, New Parent and the Company shall use commercially reasonable efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of EBAC Common Stock pursuant to applicable Law and subject to the terms and conditions of this Agreement and EBAC’s Governing Documents. Each of the Company, New Parent and EBAC shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that New Parent receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other Parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(c) EBAC, New Parent and the Company agree to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to (i) approval of the Transactions, including the Business Combination (as defined in EBAC’s Governing Documents) and the adoption and approval of this Agreement (the “Transaction Proposal”), (ii) adjournment of the special meeting (the “EBAC Shareholders’ Meeting”), if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals (the “Adjournment Proposal”) and (iii) approval of any other proposals required by applicable securities Laws or Nasdaq listing rules or reasonably agreed by EBAC and the Company to be necessary or appropriate in connection with the Transactions (the “Additional Proposal” and together with the Transaction Proposal and the Adjournment Proposal, the “Transaction Proposals”). Without the prior written consent of the Company, the Transaction Proposals shall be the only matters (other than procedural matters) which EBAC shall propose to be voted on by the EBAC Shareholders at the EBAC Shareholders’ Meeting.

(d) EBAC shall use commercially reasonable efforts to, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) duly call, give notice of, convene and hold the EBAC Shareholders’ Meeting, (ii) cause the Proxy Statement to be disseminated to EBAC Shareholders in compliance with applicable Law and (iii) solicit proxies from the holders of EBAC Common Stock to vote in accordance with the recommendation of the EBAC Board with respect to each of the Transaction Proposals. EBAC shall, through the EBAC Board, recommend to its shareholders that they approve the Transaction Proposals (the “EBAC Board Recommendation”) and shall include the EBAC Board Recommendation in the Proxy Statement. The EBAC Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the EBAC Board Recommendation (together with any withdrawal, amendment, qualification or modification of its recommendation to the shareholders of EBAC described in the Recitals hereto, a “Modification in Recommendation”); provided that the EBAC Board may make a Modification in Recommendation prior to receipt of the EBAC Shareholder Approval if, and only if, the EBAC Board determines in consultation with EBAC’s outside legal counsel that failure to make a Modification in Recommendation would be inconsistent with the fiduciary duties of the EBAC Board under applicable Laws; provided, further, that the EBAC Board shall not be entitled to make, or agree or resolve to make, a Modification in Recommendation unless (x) EBAC has provided the Company with a written notice (a “Modification in Recommendation Notice”) advising the Company that the EBAC Board proposes to take such action and containing the material facts underlying the EBAC Board’s determination that a Modification in Recommendation is required hereunder (in each case, it being acknowledged that such Modification in Recommendation Notice shall not itself constitute a breach of this Agreement), and (y) at or after 5:00 p.m. on the fourth (4th) Business Day immediately following the day on which EBAC delivered the Modification in Recommendation Notice (such period from the time the Modification in Recommendation Notice is provided until 5:00 p.m. on the fourth (4th) Business Day immediately following the day on which EBAC delivered the Modification in Recommendation Notice (the “Modification in Recommendation Notice Period”)), the EBAC Board reaffirms in good faith (after consultation with its outside counsel) that the failure to make a EBAC Modification in Recommendation would be inconsistent with its fiduciary duties under applicable Law. If requested by the Company, EBAC will and will use its reasonable best efforts to cause its Representatives to, during the Modification in Recommendation Notice Period, engage in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for a Modification in Recommendation. EBAC’s obligations under Section 9.02(c) to call and hold the EBAC Shareholders’ Meeting with respect to all Transaction Proposals shall not be affected by any Modification in Recommendation. For the avoidance of doubt, in the event of a Modification in Recommendation, EBAC shall continue to submit this Agreement to the EBAC Shareholders for approval at the EBAC Shareholders’ Meeting unless this Agreement shall have been terminated in accordance with its terms prior to the EBAC Shareholders’ Meeting.

(e) EBAC may postpone the EBAC Shareholders’ Meeting, or adjourn the EBAC Shareholders’ Meeting opened in accordance with EBAC’s Governing Documents, on one or more occasions for up to twenty (20) Business Days in the aggregate after the date for which the EBAC Shareholders’ Meeting was originally scheduled upon the good faith determination by the EBAC Board that such postponement or adjournment, as the case may be, is necessary to (i) solicit additional proxies to obtain the EBAC Shareholder Approval, (ii) obtain a quorum if one is not present at any then scheduled EBAC Shareholders’ Meeting, (iii) ensure that any supplement or amendment to the Proxy Statement that is required by applicable Law is provided to the EBAC Shareholders with adequate time for review prior to the EBAC Shareholders’ Meeting, or (iv) otherwise take actions consistent with EBAC’s obligations under Section 9.03.

Section 9.03. Support of Transaction. Without limiting any covenant contained in Article 7, or Article 8, EBAC and the Company shall each, and each shall cause its respective Subsidiaries to (a) use commercially reasonable efforts to obtain as soon as practicable all material consents and approvals of third parties (including any Governmental Authority) that any of EBAC, or the Company or their respective Affiliates are required to obtain in order to consummate the Acquisition Transactions, and (b) take such other action as soon as practicable as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions to the obligations of the other parties set forth in Article 10 or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable and in accordance with all applicable Law.

Section 9.04. Cooperation; Consultation.

(a) Prior to Acquisition Closing, each of the Company, New Parent and EBAC shall, and each of them shall cause its respective Subsidiaries and Affiliates (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with the PIPE Investment or any other financing arrangement the parties may mutually agree to seek in connection with the Transactions (it being understood and agreed that the consummation of any such financing by the Company, New Parent or EBAC shall be subject to the parties’ mutual agreement), including (i) by providing such information and assistance as the other party may reasonably request (including the Company and EBAC providing such financial statements and other financial data relating to the Company or EBAC and their Subsidiaries, as applicable, and as would be required (x) if New Parent were filing a general form for registration of securities under Form 10 following the consummation of the Transactions, (y) for a registration statement on Form F-1 for the resale of the securities issued in the PIPE Investment following the Acquisition Closing), (ii) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations) and (iv) taking, or to causing to be taken, all actions required, necessary or advisable to consummate such financing transactions, including using commercially reasonable efforts to enforce its rights under any Subscription Agreement or Additional Subscription Agreement. All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, EBAC, or their respective auditors.

(b) From the date of the announcement of this Agreement or the date of the Transactions (pursuant to any applicable public communication made in compliance with Section 12.12), until the Acquisition Closing Date, EBAC and the Company shall use their commercially reasonable efforts to, and shall instruct their respective financial advisors to, keep each other and each other’s financial advisors reasonably informed with respect to the PIPE Investment and the rotation of the EBAC Common Stock during such period, including by (i) providing regular updates and (ii) consulting and cooperating with, and considering in good faith any feedback from, each other and each other’s financial advisors with respect to such matters.

Section 9.05. Additional Equity Financing. For the avoidance of doubt, during the Interim Period and subject to Sections 7.01(j) and 8.04(a)(viii), EBAC and the Company and/or New Parent may execute Additional Subscription Agreements with investors with the prior written consent of the other Parties hereto.

Section 9.06. Section 16 Matters. Prior to the First Merger Effective Time, upon request of EBAC, each of the Company and New Parent shall use commercially reasonable efforts to take all such steps (to the extent permitted under applicable Law) to cause any acquisitions or dispositions of the New Parent Shares or of EBAC Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the Transactions by each individual who is or may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Transactions to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 9.07. Employee Matters. Prior to the Acquisition Closing and with the prior written consent of EBAC (not to be unreasonably withheld, conditioned or delayed), the Company shall approve and adopt an incentive award plan (the “New Parent Equity Incentive Plan”), which shall provide for an aggregate share reserve thereunder equal to sixteen percent (16%) of the New Parent Shares on a fully diluted basis plus (inclusive of the Converted Options). Within two (2) Business Days following the expiration of the sixty (60) day period following the date New Parent has filed a current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, New Parent shall use its commercially reasonable efforts to file an effective registration statement on Form S-8 (or other applicable form, including Form F-3) with respect to the New Parent Shares issuable under the New Parent Equity Incentive Plan, and New Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the New Parent Equity Incentive Plan remain outstanding.

Section 9.08. Director and Officer Appointments. Except as otherwise agreed in writing by the Company and EBAC prior to the Acquisition Closing, and conditioned upon the occurrence of the Acquisition Closing, subject to any limitation imposed under applicable Laws and Nasdaq listing requirements, EBAC and the Company shall take all actions necessary or appropriate to cause the individuals set forth on Section 9.08 of the Company Disclosure Letter to be elected as members of the Board of Directors of New Parent (the “New Parent Board of Directors”) and/or officers of New Parent, as indicated thereon, in each case effective as of the Acquisition Closing. Such New Parent Board of Directors will, at the Acquisition Closing, include: (i) two (2) individuals designated as the Sponsor director nominees (individually, the “Sponsor Nominee”) and (ii) up to five (5) individuals designated by the Company, one of whom shall be the chief executive of the Company and at least three of whom, who in each case will be subject to the prior approval of the Sponsor (not to be unreasonably withheld) shall qualify as “independent” under applicable SEC and Nasdaq listing rules. If any of the individuals set forth on Section 9.08 of the Company Disclosure Letter is prohibited by applicable Law from acting as a director or officer of New Parent or does not meet any regulatory fit and proper requirements or the Company (acting reasonably) determines that any such individual is in breach of any applicable Laws (including Anti-Bribery Laws and Sanctions Laws but excluding any other minor offenses that do not have an effect on the reputation or fit and proper status of such individual), a replacement individual shall be selected by the Company, or in the case of the Sponsor Nominee by the Sponsor, to act as a member of the New Parent Board of Directors and/or officer of New Parent, as applicable. On the Acquisition Closing Date, New Parent shall enter into customary indemnification agreements reasonably satisfactory to the Sponsor with the Sponsor Nominees, which indemnification agreements shall continue to be effective following the Acquisition Closing.

Section 9.09. Tax Matters.

(a) The Parties intend that the EBAC Mergers, taken together, the Company Share Contribution and the Third Merger, taken together, and the Convertible Loans qualify for the Intended Tax Treatment. This Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to each of the EBAC Mergers, the Company Share Contribution, and the Third Merger within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and for purposes of Sections 354, 361, and 368 of the Code and the applicable Treasury Regulations. The Parties (i) shall use commercially reasonable efforts to cause the Transactions to qualify for the Intended Tax Treatment, (ii) shall not take any action that could reasonably be expected to prevent, impair, or impede the Intended Tax Treatment, and (iii) shall not take any position for Tax purposes inconsistent with the Intended Tax Treatment unless otherwise required by a “determination” within the meaning of Section 1313 of the Code.

(b) All Transfer Taxes shall be borne and paid by New Parent. Unless otherwise required by applicable Law, New Parent shall timely file any Tax Return or other document with respect to Transfer Taxes (and the other Parties shall reasonably cooperate with respect thereto as necessary). The Parties shall reasonably cooperate to reduce or eliminate the amount of any Transfer Taxes.

(c) The Parties shall use commercially reasonable efforts to cooperate fully, as and to the extent reasonably requested by the other Party or its counsel, in connection with filing relevant Tax Returns, conducting and defending relevant Legal Proceedings with respect to Taxes, and documenting and supporting the Intended Tax Treatment, including by providing customary representation letters. Such cooperation shall include the reasonable provision of records and information that are reasonably relevant to any such matters and within such Party’s possession or obtainable by such Party without material cost or expense, and the use of commercially reasonable efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d) EBAC shall (i) cause Merger Sub 2 to timely file an initial entity classification election on a valid IRS Form 8832 to be treated for U.S. federal income Tax purposes as an entity disregarded as separate from New Parent, effective as of the date of its formation (and shall not thereafter change such classification), (ii) take no action that would result in New Parent, Merger Sub 1, or Merger Sub 3 being treated as anything other than an association taxable as a corporation for U.S. federal income Tax purposes, and (iii) take no action that would result in Merger Sub 1, Merger Sub 2, or Merger Sub 3 being other than a wholly owned direct Subsidiary of New Parent as of immediately prior to the First Merger Effective Time, the Second Merger Effective Time, and the Third Merger Effective Time, respectively.

(e) In the event that EBAC is treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code, New Parent shall make available to the pre-closing EBAC shareholders information that is reasonably required to make a timely and valid “Qualifying Electing Fund” election under Section 1295 of the Code and the Treasury Regulations promulgated thereunder with respect to EBAC for the taxable year that includes the Acquisition Closing Date and the immediately preceding taxable year (including through provision of a PFIC Annual Information Statement described in Treasury Regulations Section 1.1295-1(g)), including, at New Parent’s election, by making such information publicly available on New Parent’s website.

(f) Each of the Parties shall promptly notify the other Parties in writing if, before the Acquisition Closing, it determines that it is not reasonable for the Transactions to qualify for the Intended Tax Treatment. Following such notice, the notifying Party may propose amendments to the terms of this Agreement (including, without limitation, having Merger Sub 3 timely file an entity classification election on a valid IRS Form 8832 to be treated as an entity disregarded as separate from New Parent for U.S. federal income Tax purposes, effective prior to the Acquisition Closing) that such Party reasonably believes could facilitate such qualification without an adverse effect on any other Party. In that case, each other Party shall consider in good faith the proposed amendments and, if it determines in good faith that such amendments would not have an adverse effect on such Party, the Parties shall use commercially reasonable efforts to effect such amendments.

(g) The Company shall not call, request, receive, or otherwise take possession in cash of any amounts pursuant to the Convertible Loan Agreement. In the event that cash to fund the Convertible Loans is funded by the lender parties thereto prior to the assumption of the Company’s rights and obligations under the Convertible Loan Agreement by New Parent, such cash shall only be funded to the “Escrow Agent” (as defined in the Convertible Loan Agreement), which the Escrow Agent shall hold on behalf of the Lenders that funded such cash, and such Lenders shall be treated as the owners of such cash for U.S. federal income Tax purposes unless and until such cash is distributed to New Parent pursuant to the Convertible Loan Agreement. No person other than the Escrow Agent shall be entitled to receive any cash funded pursuant to the Convertible Loan Agreement until after the Second Merger Effective Time.

(h) The Company, EBAC, and New Parent will use commercially reasonable efforts to ensure that the intended Tax treatment set forth in clause (iv) of the definition of Intended Tax Treatment is obtained. In furtherance of the foregoing, following the Second Merger Effective Time but prior to the Company Share Contribution, the Company shall agree with New Parent for the assumption by New Parent of all rights and obligations of the Company under the Convertible Loan Agreement pursuant to documentation and/or instruments reasonably satisfactory to New Parent and the Company.

Section 9.10. Third Merger.

(a) On the Acquisition Closing Date, and after the Company Share Contribution, the New Parent Board of Directors shall hold a meeting to implement the issuance of the New Parent Squeeze-Out Shares, if any, and take any other actions required in order to effect the Third Merger. The New Parent Board of Directors shall execute the application to the commercial register for an expedited pre-registration procedure (Vorerfassungsverfahren / procédure de pré-enregistrement), and any other actions that may be required in connection with such meeting of the New Parent Board of Directors.

(b) Immediately after conducting such meeting of the New Parent Board of Directors, but in any event not later than 11:00 a.m. Swiss time on the Acquisition Closing Date, the New Parent Board of Directors shall file the application for registration in the expedited pre-registration procedure (Vorerfassungsverfahren / procédure de pré-enregistrement) of the matters covered in such meeting with the commercial register of the Canton of Zug.

(c) On or prior to the Acquisition Closing Date, New Parent, the Company, and Merger Sub 3 shall prepare a merger agreement, on mutually agreeable terms, to effect the Third Merger. New Parent, the Company and Merger Sub 3 shall also adopt a merger report in accordance with the Swiss Code of Obligations in connection with the Third Merger.

(d) No less than three (3) and no more than five (5) Business Days following the Acquisition Closing Date, the Company shall invite all Company Shareholders that did not execute a Company Shareholders Support Agreement and the exchange notice contemplated by Section 2.01 to effect the Company Share Contribution to an Extraordinary Shareholders’ Meeting (“Company EGM”) with the resolutions required for the Third Merger.

(e) The Company and Merger Sub 3 shall each hold the Company EGM and the Merger Sub 3 extraordinary shareholders’ meeting, respectively, on or about thirty-two (32) calendar days after the Acquisition Closing Date before a Swiss notary public, to approve the Third Merger. The Company shall file the application for registration with the commercial register of the Canton of Vaud. Upon registration of the Third Merger, and with no further action required on the part of any Person, (i) New Parent shall issue to the Company Shareholders that did not execute a Company Shareholders Support Agreement or the exchange notice contemplated by Section 2.01 an amount of New Parent Squeeze-Out Shares, using the applicable ratios set forth in Schedule 2.01 of the Company Disclosure Letter and (ii) following such payment, each interest of Company Share Capital held by such Company Shareholders shall be cancelled and cease to exist.

(f) The New Parent Board of Directors shall file the transfer of New Parent’s registered seat to Lausanne with the commercial register of the Canton of Vaud on or about forty-five (45) calendar days after the Acquisition Closing Date.

Section 9.11. Engagement Letters; Subscription Agreements. As of the Acquisition Closing, New Parent will assume all of the obligations of EBAC under the PIPE Placement Agent Engagement Letters and the Subscription Agreements, and of the Company under the Financial Advisor Engagement Letters.

Section 9.12. Agent Deliverables. EBAC and the Company shall not allow any of the following events to occur without delivering the Agent Deliverables to the Agents, in form agreed to (but unexecuted) by the Agents at least two (2) Business Days prior to the date of the following events, in each case, dated as of the respective dates of the following events: (i) the Registration Statement to be declared effective or (ii) the EBAC Shareholders’ Meeting to take place (with any such failure of delivery, a “Delivery Default”), in each case, unless the Agents, after being notified by EBAC and the Company in writing in reasonable detail of an expected Delivery Default, have had a reasonable period of time but no less than three (3) Business Days (the “Resignation Period”) prior to the occurrence of the relevant event to take any action the Agents deem appropriate, including without limitation, to elect to (A) resign from their respective roles, (B) disclose such resignation publicly, and/or

(C) disclose such resignation to the SEC or otherwise (in each case above at their sole and absolute discretion) as is deemed necessary by the Agents. Notwithstanding the foregoing, nothing in this Agreement shall limit the right of any Agent to take any action it deems appropriate, including without limitation, to resign from any or all of its capacities at any time and for any reason, in its sole and absolute discretion.

ARTICLE 10

CONDITIONS TO OBLIGATIONS

Section 10.01. Conditions to Obligations of the Parties. The obligations of the Parties to consummate, or cause to be consummated, the Transactions is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

(a) The EBAC Shareholder Approval shall have been obtained;

(b) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(c) There shall not be in force any Governmental Order enjoining or prohibiting the consummation of either or both of the Acquisition Transactions or any Law that makes the consummation of either or both of the Acquisition Transactions illegal or otherwise prohibited; provided that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the Transactions;

(d) EBAC having net tangible assets of at least $5,000,001;

(e) The New Parent Shares and New Parent Warrants to be issued in connection with the Acquisition Transactions shall have been approved for listing on the Stock Exchange; and

(f) (i) The amount of cash or cash equivalents available in the Trust Account following the EBAC Shareholders’ Meeting (after deducting the amount required to satisfy the EBAC Share Redemption Amount and payment of any Company Transaction Expenses or EBAC Transaction Expenses); plus (ii) (A) the cash actually received by New Parent pursuant to the Convertible Loan Agreement from the respective lender parties thereto and (B) the PIPE Investment Amount actually received by New Parent (or other financing in connection with the Acquisition Transactions) prior to or substantially concurrently with the Acquisition Closing is equal to or greater than $100 million.

Section 10.02. Conditions to Obligations of EBAC, New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3. The obligations of EBAC, New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 to consummate, or cause to be consummated, the Acquisition Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by EBAC:

(a) (i) The representations and warranties of the Company contained in the first sentence of Section 4.06(a) shall be true and correct in all respects as of the date hereof and as of the Acquisition Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, (ii) the Company Fundamental Representations (other than the first sentence of Section 4.06(a)) shall be true and correct in all material respects, in each case as of the as of the date hereof and Acquisition Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this

Agreement or the Ancillary Agreements, and (iii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the date hereof and as of the Acquisition Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that have not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(b) Each of the covenants of the Company set forth in this Agreement to be performed as of or prior to the Acquisition Closing shall have been performed in all material respects; and

(c) There shall not have occurred a Company Material Adverse Effect after the date of this Agreement.

Section 10.03. Conditions to the Obligations of the Company. The obligation of the Company to consummate, or cause to be consummated, the Acquisition Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) (i) the EBAC Fundamental Representations shall be true and correct in all material respects as of the date of this Agreement and as of the Acquisition Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, (ii) the representations and warranties set forth in the first sentence of each of the first sentence of each of Section 5.03(a) and Section 6.13(a) shall be true and correct in all respects as of the date hereof and as of the Acquisition Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements and (iii) the representations and warranties of EBAC, New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 in Article 5 and Article 6 (other than the EBAC Fundamental Representations and the representations and warranties set forth in the first sentence of the first sentence of each of Section 5.03(a) and Section 6.13(a)) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct as of the date hereof and as of the Acquisition Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct as of such date, except for, in each case, inaccuracies or omissions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of EBAC to consummate the Transactions in accordance with the terms of this Agreement and changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements;

(b) Each of the covenants of EBAC, New Parent, Merger Sub 1, Merger Sub 2 and Merger Sub 3 set forth in this Agreement to be performed as of or prior to the Acquisition Closing shall have been performed in all material respects; and

(c) There shall not have occurred a material adverse effect of the EBAC after the date of this Agreement.

ARTICLE 11

TERMINATION/EFFECTIVENESS

Section 11.01. Termination. This Agreement may be terminated and the Transactions abandoned:

(a) by mutual written consent of the Company and EBAC;

(b) by the Company or EBAC if the Acquisition Closing Date has not occurred by March 18, 2023 (the “Agreement End Date”); provided, that if an Extension Proposal shall be approved at an Extension Shareholders’ Meeting, then the Agreement End Date shall be the last day of the extended time period for EBAC to consummate a business combination; provided, further, however, that a party shall not be entitled to terminate this Agreement pursuant to this Section 11.01(b) if such party’s breach of this Agreement has prevented the consummation of the Acquisition Closing Date at or prior to such time;

(c) by the Company or EBAC if any Governmental Authority, shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of either or both of the Acquisition Transactions illegal or otherwise preventing or prohibiting consummation of either or both of the Acquisition Transactions or if there shall be adopted any Law that permanently makes consummation of either or both of the Acquisition Transactions illegal or otherwise prohibited;

(d) by the Company if there has been a Modification in Recommendation;

(e) by the Company or EBAC if the EBAC Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the EBAC Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(f) by written notice to the Company from EBAC if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 10.02(a) through Section 10.02(d) would not be satisfied at the Acquisition Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company prior to the end of the period ending on the date that is the earlier of (A) forty-five (45) days after receipt by the Company of notice from EBAC of such breach or (B) the Agreement End Date (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; provided, however, that EBAC is not then in material breach of this Agreement; or

(g) by written notice to EBAC from the Company if there is any breach of any representation, warranty, covenant or agreement on the part of EBAC set forth in this Agreement, such that the conditions specified in Section 10.03(a) through Section 10.03(c) would not be satisfied at the Acquisition Closing (a “Terminating EBAC Breach”), except that, if any such Terminating EBAC Breach is curable by EBAC prior to the end of the period ending on the date that is the earlier of (A) forty-five (45) days after receipt by EBAC of notice from the Company of such breach or (B) the Agreement End Date (the “EBAC Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating EBAC Breach is not cured within the EBAC Cure Period provided, however, that the Company is not then in material breach of this Agreement.

Section 11.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than liability of the Company or EBAC, as the case may be, for actual fraud or any willful and material breach (meaning an action or omission that at the time taken or made is both deliberate and known to be a material breach) of this Agreement occurring prior to such termination except that the provisions of this Section 11.02 and Article 12 and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE 12

MISCELLANEOUS

Section 12.01. Trust Account Waiver. The Company understands and acknowledges that EBAC is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Company further acknowledges that, as described in the final prospectus relating to EBAC’s initial public offering filed with the SEC on March 18, 2021 (File No. 333-23220) (the “Prospectus”), substantially all of EBAC’s assets consist of the cash proceeds of such initial public offering and private placement of securities, and substantially all of those proceeds have been deposited into a trust account (the “Trust Account”) for the benefit of EBAC and EBAC’s public shareholders. As further described in the Prospectus, the funds held from time to time in the Trust Account may only be released upon certain conditions. The Company acknowledges and agrees that, prior to the Acquisition Closing and subject in all respects to the Trust Agreement, it has no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies or other assets in, the Trust Account, and hereby irrevocably waives any Claim to, or to any monies or other assets in, the Trust Account that it may have now or in the future prior to Acquisition Closing. In the event the Company has any Claim against EBAC under this Agreement or otherwise, the Company shall pursue such Claim solely against EBAC and EBAC’s assets outside the Trust Account and not against the Trust Account or any monies or other assets in the Trust Account.

Section 12.02. Waiver. Any Party to this Agreement may, at any time prior to the Acquisition Closing, by action taken by its Board of Directors, Board of Managers, Managing Member or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 12.03. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid,(iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

(a) If to EBAC prior to the Acquisition Closing, or to Merger Sub 2 after the Second Merger Effective Time, to:

European Biotech Acquisition Corp.

EPFL Innovation Park Building

1015 Lausanne

Switzerland

Attention: Eduardo Bravo

Email: eduardo.bravo@eqtpartners.com

with copies to (which shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: Michael Davis

                     Derek Dostal

Email:       michael.davis@davispolk.com

                      derek.dostal@davispolk.com

(b) If to the Company prior to the Acquisition Closing, or to New Parent after the Acquisition Closing, to:

Oculis SA

EPFL Innovation Park Building D

1015 Lausanne

Switzerland

Attention: Riad Sherif

Email:       riad.sherif@oculis.com

with copies to (which shall not constitute notice):

Cooley (UK) LLP

22 Bishopsgate

London EC2N 4BQ, UK

Attention: Michal Berkner

                     Divakar Gupta

                     Ryan Sansom

E-mail:     mberkner@cooley.com

                      dgupta@cooley.com

                      rsansom@cooley.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 12.04. Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 12.05. Rights of Third Parties. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 7.08, the last two sentences of this Section 12.05, Section 12.16 and Section 12.17, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Legal counsel identified in Section 12.18 shall be express third-party beneficiaries of Section 12.18. The PIPE Placement Agents and the Financial Advisor shall be express third-party beneficiaries of the provisos to Section 12.11.

Section 12.06. Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisers and accountants. If the Acquisition Closing shall not occur, the Company shall be responsible for the Company Transaction Expenses, and EBAC shall be responsible for the EBAC Transaction Expenses. If the Acquisition Closing shall occur, New Parent shall (x) pay or cause to be paid, the Company Transaction Expenses, and (y) pay or cause to be paid, the EBAC Transaction Expenses. For the avoidance of doubt, any payments to be made (or to cause to be made) by New Parent pursuant to this Section 12.06 shall be paid upon consummation of the Acquisition Transactions and release of proceeds from the Trust Account.

Section 12.07. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction (except that Swiss Law shall apply to the New Parent Share Capital Increase).

Section 12.08. Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures to this Agreement may be delivered by email (including by .pdf, .tif, .gif, .jpeg or similar formatted attachment thereto) by any Party and such signature will be deemed binding for all purposes hereof without delivery of an original signature being thereafter required. This Agreement shall become effective when each Party hereto shall have received one or more counterparts hereof signed by each of the other Parties hereto and unless and until such receipt, this Agreement shall have no effect and no Party hereto shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 12.09. Company and EBAC Disclosure Letters. The Company Disclosure Letter and the EBAC Disclosure Letter (as the EBAC Disclosure Letter may be supplemented from time to time after the date hereof in accordance with Section 2.02(c)(ii)) (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the EBAC Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 12.10. Entire Agreement. (a) This Agreement (together with the Company Disclosure Letter and the EBAC Disclosure Letter), (b) the Sponsor Support Agreement, (c) the Confidentiality Agreement, dated as of February 22, 2022, by and between EBAC and the Company (the “Confidentiality Agreement”), (d) the Company Shareholders Support Agreement and (e) when entered into at the Acquisition Closing, (i) the Registration Rights Agreement and (ii) the Warrant Assumption Agreement (the foregoing clauses (b) through (e), collectively, the “Ancillary Agreements”) constitute the entire agreement among the parties to this Agreement relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 12.11. Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by the Parties hereto in the same manner as this Agreement and which makes reference to this Agreement, provided that Section 7.09, Section 8.09, Section 9.11, Section 9.12, the last sentence of Section 12.05 and Section 12.11 of this Agreement may not be amended, modified or waived without the prior written consent of the Placement Agents; provided further that Section 7.09, Section 8.09, Section 9.12, the last sentence of Section 12.05 and Section 12.11 of this Agreement may not be amended, modified or waived without the prior written consent of the Financial Advisor.

Section 12.12. Publicity.

(a) All press releases or other public communications relating to the Transactions, and the method of the release for publication thereof, shall prior to the Acquisition Closing be subject to the prior mutual approval of EBAC and the Company, which approval shall not be unreasonably withheld by any party; provided that no party shall be required to obtain consent pursuant to this Section 12.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 12.12(a).

(b) The restriction in Section 12.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under any regulatory approvals needed in connection with this Agreement, and to make any relating filing shall be deemed not to violate this Section  12.12.

Section 12.13. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 12.14. Jurisdiction; Waiver of Jury Trial.

(a) Any proceeding or Action based upon, arising out of or related to this Agreement or the Transactions must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 12.14.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE BASED ON, ARISE UNDER OR RELATE TO THIS AGREEMENT AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS.

Section 12.15. Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent any breach, or threatened breach, of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 12.16. Non-Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:

(a) Solely with respect to the Company and EBAC, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Company and EBAC as named parties hereto; and

(b) except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company or EBAC and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company or EBAC under this Agreement for any claim based on, arising out of, or related to this Agreement or the Transactions.

Section 12.17. Non-Survival of Representations, Warranties and Covenants. Except (x) as expressly otherwise contemplated by Section 11.02, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Acquisition Closing and shall terminate and expire upon the occurrence of the First Merger Effective Time (and there shall be no liability after the Acquisition Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Acquisition Closing and then only with respect to any breaches occurring after the Acquisition Closing and (b) this Article 12.

Section 12.18. Conflicts and Privilege.

(a) Each of the Parties to this Agreement, on its own behalf and on behalf of its successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Acquisition Closing between or among (i) the Sponsor, the shareholders or holders of other equity interests of EBAC, New Parent, Merger Sub 1, Merger Sub 2, Merger Sub 3 or the Sponsor, or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “EBAC Group”), on the one hand, and (ii) the Company or the shareholders or holders of other equity interests of the Company, or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “Company Group”), on the other hand, Davis Polk & Wardwell LLP (“Davis Polk”), and Maples Group (collectively, the “Local Counsels”) may represent the Sponsor or any other member of the EBAC Group in such dispute even though the interests of such Persons may be directly adverse to New Parent, Merger Sub 2 or Merger Sub 3, and even though such counsel may have represented EBAC, New Parent, Merger Sub 2 or Merger Sub 3 in a matter substantially related to such dispute, or may be handling ongoing matters for the Company or the Sponsor. The Parties, on behalf of their respective successors and assigns, further agree that, as to all communications prior to the Acquisition Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among EBAC, the Sponsor or any other member of the EBAC Group, on the one hand, and Davis Polk and/or Local Counsels, on the other hand, shall be deemed subject to attorney client privilege (the “Davis Polk Privileged Communications”), and the attorney/client privilege and the expectation of client confidence shall survive the Transactions and belong to the members of the EBAC Group after the Acquisition Closing, and shall not pass to or be claimed or controlled by the Company. Any privileged communications or information shared by the Company prior to the Acquisition Closing with EBAC or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Company. The Parties, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that the EBAC Group may restrict access to the Davis Polk Privileged

Communications, whether located in the records or email server of any Party or its respective Subsidiaries, in any Action against or involving any of the Parties after the Acquisition Closing, and the Parties agree not to assert that any privilege has been waived as to the Davis Polk Privileged Communications, by virtue of the Transactions.

(b) Each of the Parties to this Agreement, on its own behalf and on behalf of its respective directors, managers, members, partners, officers, Affiliates, successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Acquisition Closing between or among (i) the members of the Company Group, on the one hand, and (ii) Company or any member of the EBAC Group, on the other hand, any legal counsel, including Cooley (UK) LLP (“Cooley”) and Vischer AG (“Vischer”) that represented the Company prior to the Acquisition Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to the Company, and even though such counsel may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company, further agree that, as to all communications prior to the Acquisition Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among Company or any member of the Company Group, on the one hand, and Cooley or Vischer, on the other hand, shall be deemed subject to attorney client privilege (the “Cooley Privileged Communications”), and the attorney/client privilege and the expectation of client confidence shall survive the Transactions and belong to the members of the Company Group after the Acquisition Closing, and shall not pass to or be claimed or controlled by New Parent. Any privileged communications or information shared by EBAC or the Sponsor prior to the Acquisition Closing with the Company or Company Group under a common interest agreement shall remain the privileged communications or information of the EBAC Group. The Parties, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that the Company Group may restrict access to the Cooley Privileged Communications, whether located in the records or email server of any Party or its respective Subsidiaries, in any Action against or involving any of the Parties after the Acquisition Closing, and the Parties agree not to assert that any privilege has been waived as to the Cooley Privileged Communications, by virtue of the Transactions.

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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

OCULIS SA

By:
Name:
Title:

EUROPEAN BIOTECH ACQUISITION CORP.

By:
Name:
Title:

[Signature Page to Business Combination Agreement]

Annex B

ARTICLES OF ASSOCIATION of Oculis Holding AG (Oculis Holding SA) (Oculis Holding Ltd) with registered office in Zug (Translation; in case of controversy the German text shall prevail)	STATUTEN der Oculis Holding AG (Oculis Holding SA) (Oculis Holding Ltd) mit Sitz in Zug

I. CORPORATE NAME, REGISTERED OFFICE, DURATION AND PURPOSE OF THE COMPANY	I. FIRMA, SITZ, DAUER UND ZWECK DER GESELLSCHAFT

Article 1 Corporate Name, Registered Office and Duration	Artikel 1 Firma, Sitz und Dauer

Under the name

Oculis Holding AG

(Oculis Holding SA)

(Oculis Holding Ltd)

a company limited by shares which is subject to the provisions of articles 620 et seq. of the Swiss Code of Obligations (CO) exists with registered office in Zug (Switzerland) (the “Company”). The duration of the Company is unlimited.

Unter der Firma

Oculis Holding AG

(Oculis Holding SA)

(Oculis Holding Ltd)

besteht eine Aktiengesellschaft gemäss Artikeln 620 ff. OR mit Sitz in Zug (Schweiz) (die “Gesellschaft”). Die Dauer der Gesellschaft ist unbeschränkt.

Article 2 Purpose	Artikel 2 Zweck

The purpose of the Company is to acquire, hold, manage and sell interests in companies of all kinds in Switzerland and abroad, in particular in the areas of research and development in the field of pharmaceutical products, including biological and biotechnological products, as well as the production and commercialisation of such products.	Die Gesellschaft bezweckt den Erwerb, das Halten, die Verwaltung und die Veräusserung von Beteiligungen an Gesellschaften aller Art in der Schweiz und im Ausland, insbesondere in den Bereichen Forschung und Entwicklung auf dem Gebiet von pharmazeutischen Produkten, einschliesslich bio-logischen und biotechnologischen Produkten, sowie die Herstellung und Kommerzialisierung derartiger Produkte.

The Company may purchase, hold and sell patents, copyrights, trademarks and other intellectual property rights as well as licenses of any kind.	Die Gesellschaft kann Patente, Urheber-rechte, Marken und andere Immaterialgüterrechte sowie Lizenzen jeder Art erwerben, halten und veräussern.

The Company may engage in and carry out any and all commercial, financial or other activity, which is directly	Die Gesellschaft kann alle kommerziellen, finanziellen und anderen Tätigkeiten ausüben, welche

or indirectly related to the purpose of the Company. The Company may purchase, hold and sell shares or interests in other companies in Switzerland or abroad. It may establish and maintain branches and subsidiaries in Switzerland and abroad.	mit dem Zweck der Gesellschaft direkt oder indirekt im Zusammenhang stehen. Die Gesellschaft kann Beteiligungen an anderen Unternehmen im In-und Ausland erwerben, halten und veräussern. Sie kann Zweigniederlassungen und Tochtergesellschaften im In-und Ausland errichten.

The Company may purchase, hold and sell real estate and carry out other investments.	Die Gesellschaft kann Grundstücke erwerben, verwalten und veräussern sowie Vermögensanlagen anderer Art tätige.

II. SHARE CAPITAL, SHARES AND SHARE REGISTER	II. AKTIENKAPITAL, AKTIEN UND AKTIENBUCH

Article 3 Share Capital and Shares	Artikel 3 Aktienkapital und Aktien

The share capital of the Company is CHF 476’171.93[1] and is fully paid-in. It is divided into 47’617’193[2] registered shares with a nominal value of CHF 0.01 each.	Das Aktienkapital der Gesellschaft beträgt CHF 476’171.93 und ist voll liberiert. Es ist in 47’617’193 Namenaktien mit einem Nennwert von je CHF 0.01 eingeteilt.

Article 3a Capital Band	Artikel 3a Kapitalband

The Board of Directors is authorized to increase the share capital at any time until [DATE], at any time and as often as desired within the upper limit of CHF 238’085.96[3], corresponding to 23’808’596[4] registered shares with a par value of CHF 0.01 each. A reduction of the share capital is excluded.	Der Verwaltungsrat ist ermächtigt, jederzeit bis zum [DATE], das Aktienkapital jederzeit und beliebig oft innerhalb der oberen Grenze von CHF 238’085.96, entsprechend 23’808’596 Namenaktien mit einem Nennwert von je CHF 0.01 zu erhöhen. Eine Kapitalherabsetzung wird ausgeschlossen.

The increase shall be effected by issuing a maximum of 23’808’596[5] fully paid registered shares with a par value of CHF 0.01 each. An increase of the share capital (i) by subscription of shares based on an offer signed by a financial institution, an association, another third party or third parties, followed by an offer to the then existing shareholders of the Company as well as (ii) in partial amounts is permitted.	Die Erhöhung hat Ausgabe von höchstens 23’808’596 vollständig zu liberierende Namenaktien mit einem Nennwert von je CHF 0.01 zu erfolgen. Eine Erhöhung des Aktienkapitals (i) durch die Zeichnung von Aktien aufgrund eines von einem Finanzinstitut, eines Verbandes, einer anderen Drittpartei oder Drittparteien unterzeichneten Angebots, gefolgt von einem Angebot gegenüber den zu diesem Zeitpunkt bestehenden Aktionären der Gesellschaft sowie (ii) in Teilbeträgen ist zulässig.

The Board of Directors shall determine the time of the issuance, the issue price, the manner in which the new registered shares have to be paid up, the date from which the registered shares carry the right to dividends, the conditions for the exercise of the preemptive rights and the allotment of preemptive rights that have not	Der Verwaltungsrat soll den Ausgabezeitpunkt, den Bezugspreis, die Art und Weise der Liberierung, das Datum, ab welchem die Aktien zum Bezug einer Dividende berechtigen, die Bedingungen zur Ausübung der Bezugsrechte sowie die Zuteilung nicht ausgeübter Bezugsrechte festlegen. Der

[1]	Maximum amount assuming no redemptions by EBAC Shareholders.
[2]	Maximum number assuming no redemptions by EBAC Shareholders.
[3]	Maximum amount assuming no redemptions by EBAC Shareholders.
[4]	Maximum number assuming no redemptions by EBAC Shareholders.
[5]	Maximum number assuming no redemptions by EBAC Shareholders.

been exercised. The Board of Directors may allow the preemptive rights that have not been exercised to expire, or it may place with third parties such rights or registered shares, the preemptive rights of which have not been exercised, at market conditions or use them otherwise in the interest of the Company.

The Board of Directors is authorized to withdraw or limit the preemptive rights of the shareholders and to allot them to third parties:

a)  if the issue price of the new registered shares is determined by reference to the market price; or

b)  for the acquisition of an enterprise, part of an enterprise or participations, or for the financing or refinancing of any of such acquisition, or in the event of share placement for the financing or refinancing of such placement; or

Verwaltungsrat kann bestimmen, dass nicht ausgeübte Bezugsrechte verfallen oder er kann Drittparteien solche Rechte oder Aktien, für welche die Bezugsrechte nicht ausgeübt wurden, zu Marktbedingungen zuteilen oder sie sonst im Interesse der Gesellschaft verwenden.

Der Verwaltungsrat ist ermächtigt, das Bezugsrecht der Aktionäre auszuschliessen oder Dritten zuzuteilen:

a)  falls der Ausgabepreis der neuen Aktien anhand des Marktwertes festgelegt wird; oder

b)  für die Übernahme eines Unternehmens, den Teil eines Unternehmens oder Beteiligungen oder für die Finanzierung oder Refinanzierung solcher Erwerbe, oder im Falle einer Aktienplatzierung für die Finanzierung oder Refinanzierung solcher Platzierungen; oder

c)  for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing or registration of new registered shares on domestic or foreign stock exchanges; or

c)  zum Zweck der Erweiterung der Aktionärskreises der Gesellschaft in bestimmten finanziellen oder Investorenmärkten, für die Zwecke der Beteiligung von strategischen Partnern, oder im Zusammenhang mit der Auflistung oder Meldung neuer Namenaktien an inländischen oder ausländischen Börsen; oder

d)  for purposes of granting an over-allotment option (Greenshoe) or an option to subscribe additional shares to the respective initial purchaser(s) or underwriter(s) in a placement or sale of registered shares; or

d)  zum Zweck der Gewährung einer Mehrzuteilungsoption (Greenshoe) oder eine Option zur Zeichnung von zusätzlichen Aktien an die betreffenden Erstkäufer oder Festübernehmer im Rahmen einer Aktienplatzierung oder eines Aktienverkaufs; oder

e)  for raising of capital (including private placements) in a fast and flexible way, which probably could not be reached without the exclusion of the statutory pre-emptive right of the existing shareholders;

e)  um Kapital (inklusive durch private Vermittlung) in schneller und flexibler Weise zu beschaffen, welches wahrscheinlich ohne den Ausschluss der gesetzlichen Vorkaufsrechte der existierenden Aktionäre nicht erhoben werden könnte; oder

f) for other valid grounds in the sense of article 652b para. 2 CO; or	f) aus anderen, gemäss Artikel 652 Abs. 2 OR zulässigen Gründen; oder

g)  following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 15% of the share capital registered in the commercial register without having submitted to the other shareholders a takeover offer recommended by the Board of Directors, or for the defense of an actual, threatened or potential takeover bid, in relation to which the Board of Directors, upon consultation with an independent

g)  einem Aktionär oder einer Gruppe von Aktionären folgend, die gemeinsam mehr als 15% des im Handelsregister eingetragenen Aktienkapitals halten und den übrigen Aktionären auf Empfehlung des Verwaltungsrats hin kein Übernahmeangebot unterbreitet haben, oder im Rahmen der Abwehr eines tatsächlichen, drohenden oder etwaigen Übernahmeversuchs, für den der financial adviser retained by it, has not recommended to the shareholders acceptance on the basis that the Board of Directors has not found the takeover bid to be financially fair to the shareholders.

Verwaltungsrat, nach Konsultation eines unabhängigen Finanzberaters, keine Zustimmungsempfehlung abgegeben hat, da das Übernahmeangebot vom Verwaltungsrat den Aktionären gegenüber als finanziell zu wenig angemessen betrachtet wird.

The acquisition of registered shares out of authorized capital increase of share capital for general purposes and any transfers of registered shares shall be subject to the restrictions specified in article 4 of the articles of association.	Der Erwerb von Namenaktien aufgrund einer genehmigten Aktienkapitalerhöhung für allgemeine Zwecke sowie jeder Transfer von Namenaktien unterliegen den Einschränkungen in Artikel 4 dieser Statuten.

Article 3b Conditional Share Capital for Bonds and Similar Debt Instruments	Artikel 3b Bedingtes Aktienkapital für Anleihensobligationen oder ähnliche Instrumente

The share capital of the Company may be increased by the maximum amount of CHF 50’000.00 by issuing up to 5’000’000 fully paid-up registered shares with a nominal value of CHF 0.01 each, through the exercise of conversion and/or option rights or warrants or granted in connection with bonds or similar instruments, assumed, issued or to be issued by the Company or by its subsidiaries, including convertible debt instruments.	Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 50’000.00 erhöht durch Ausgabe von höchstens 5’000’000 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.01 durch Ausübung von Wandlungs-und/oder Optionsrechten, welche im Zusammenhang mit von der Gesellschaft oder ihren Tochtergesellschaften übernommenen oder emittierten Anleihensobligationen oder ähnlichen Instrumenten eingeräumt wurden oder werden, einschliesslich Wandelanleihen.

Shareholders’ subscription rights for these shares are excluded. Shareholders’ advance subscription rights with regard to the new bonds or similar instruments may be restricted or excluded by decision of the Board of Directors in order to finance or re-finance the acquisition of companies, parts of companies or holdings, or new investments planned by the Company, or in order to issue convertible bonds or similar instruments on the international capital markets or through private placement. If advance subscription rights are excluded, then (1) the instruments are to be placed at market conditions, (2) the exercise period is not to exceed ten years from the date of issue of option rights and twenty years for conversion rights and (3) the conversion or exercise price for the new shares is to be set at least in line with the market conditions prevailing at the date on which the instruments are issued.	Das Bezugsrecht der Aktionäre ist für diese Aktien ausgeschlossen. Das Vorwegzeichnungsrecht der Aktionäre in Bezug auf neue Anleihensobligationen oder ähnliche Instrumente kann durch Beschluss des Verwaltungsrates zu folgenden Zwecken eingeschränkt oder ausgeschlossen werden: Finanzierung und Refinanzierung des Erwerbs von Unternehmen, Unternehmensteilen, Beteiligungen, oder von der Gesellschaft geplanten neuen Investitionen, oder für die Ausgabe von Anleihensobligationen oder ähnlichen Instrumenten auf internationalen Kapitalmärkten oder mittels Privatplatzierungen. Falls Vorwegzeichnungsrechte ausgeschlossen werden, müssen (1) die Instrumente zu Marktkonditionen platziert werden, (2) der Ausübungszeitraum darf zehn Jahre seit dem Ausgabedatum der Optionsrechte und 20 Jahre seit dem Ausgabedatum der Wandlungsrechte nicht überschreiten und (3) der Wandlungs-oder Ausübungspreis für die neuen Aktien muss mindestens gemäss den Marktbedingungen am Ausgabedatum der Instrumente festgelegt werden.

The acquisition of registered shares through the exercise of conversion rights or warrants and any transfers of registered shares shall be subject to the restrictions specified in article 4 of the articles of Association.	Der Erwerb von Namenaktien durch Ausübung von Wandelrechten oder Warrants sowie sämtliche weiteren Übertragungen von Namenaktien unterliegen den Übertragungsbeschränkungen gemäss Artikel 4 der Statuten.

Article 3c Conditional Share Capital for Employee Benefit Plans	Artikel 3c Bedingtes Aktienkapital für Mitarbeiterbeteiligungspläne

The share capital of the Company shall be increased by an amount not exceeding CHF 99’086.64[6] through the issue of a maximum of 9’908’664[7] registered shares, payable in full, each with a nominal value of CHF 0.01, in connection with the exercise of option rights or other equity-linked instruments granted to any employee of the Company or a subsidiary, and any consultant, members of the Board of Directors, or other person providing services to the Company or a subsidiary.	Das Aktienkapital kann durch die Ausgabe von höchstens 9’908’664 voll zu liberierenden Namenaktien im Nennwert von je CHF 0.01 um höchstens CHF 99’086.64 durch Ausübung von Optionsrechten oder anderen eigenkapitalbasierten Instrumenten erhöht werden, welche Mitarbeitenden der Gesellschaft oder ihrer Tochtergesellschaften, Personen in vergleichbaren Positionen, Beratern, Verwaltungsratsmitgliedern oder anderen Personen, welche Dienstleistungen zu Gunsten der Gesellschaft erbringen, gewährt wurden.

Shareholders’ subscription rights shall be excluded with regard to these shares. These new registered shares may be issued at a price below the current market price. The Board of Directors shall specify the precise conditions of issue including the issue price of the shares.	Das Bezugsrecht der Aktionäre ist für diese Aktien ausgeschlossen. Diese neuen Namenaktien können zu einem Preis unter dem aktuellen Marktpreis ausgegeben werden. Der Verwaltungsrat legt die genauen Bedingungen für die Ausgabe, einschliesslich des Ausgabepreises der Aktien fest.

The acquisition of registered shares in connection with employee participation and any further transfers of registered shares shall be subject to the restrictions specified in article 4 of the articles of association.	Der Erwerb von Namenaktien im Zusammenhang der Mitarbeiterbeteiligung sowie sämtliche weiteren Übertragungen von Namenaktien unterliegen den Übertragungsbeschränkungen gemäss Artikel 4 der Statuten.

Article 3d Conditional Share Capital for EBAC-Warrants	Artikel 3d Bedingtes Aktienkapital für EBAC-Warrants

The share capital shall be increased by an amount not exceeding CHF 44’032.94 through the issue of a maximum of 4’403’294 registered shares, payable in full, each with a nominal value of CHF 0.01. The increase of the share capital shall occur in connection with the share capital increase of [DATE] through the exercise of conversion and/or option rights, which were assumed from, and allocated by, European Biotech Acquisition Corp. with registered seat in George Town, Cayman Islands and business address at EPFL Innovation Park Building D, 1015 Lausanne, Switzerland (EBAC), on the basis of a Warrant	Das Aktienkapital kann durch die Ausgabe von höchstens 4’403’294 voll zu liberierenden Namenaktien im Nennwert von je CHF 0.01 um höchstens CHF 44’032.94 erhöht werden. Die Erhöhung des Aktienkapitals erfolgt im Zusammenhang mit der Kapitalerhöhung vom [DATUM] durch die Ausübung von Wandlungs- und/oder Optionsrechten, welche von European Biotech Acquisition Corp. mit Sitz in George Town, Cayman Islands und Geschäftsadresse an der EPFL Innovation Park Building D, 1015 Lausanne, Schweiz (EBAC), auf der Grundlage eines Warrant

[6]	Maximum amount assuming no redemptions by EBAC Shareholders.
[7]	Maximum number assuming no redemptions by EBAC Shareholders.

Assumption Agreement between the Company and Continental Stock Transfer & Trust Company, with registered seat in [PLACE] as Warrant Agent.	Assumption Agreements zwischen der Gesellschaft und Continental Stock Transfer & Trust Company, mit Sitz in [ORT] als Warrant Agent, übernommenen und eingeräumt wurden.

Only the bearers of such conversion and/or option rights shall be entitled to obtain such new registered shares. The terms and conditions of the exercise and/or conversion rights, such as the exercise and/or conversion price and period, the time of entitlement to dividends and the type of contributions shall be defined by the Board of Directors	Zum Bezug der neuen Namenaktien sind die Inhaber von Wandlungs- und/oder Optionsrechten berechtigt. Die Bezugsbedingungen, wie Ausübungs- und/oder Konvertierungspreis und -frist, Zeitpunkt der Dividendenberechtigung und Art der Einlagen, werden durch den Verwaltungsrat festgelegt.

The shareholders’ subscription rights are excluded for these shares. The shareholders’ advance subscription rights regarding these Warrants are excluded to abide by the obligations stemming from the Business Combination Agreement dated 17 October 2022 between EBAC and Oculis SA with registered seat in Ecublens (VD), Switzerland, and assumed by the Company.	Das Bezugsrecht der Aktionäre ist für diese Aktien ausgeschlossen. Das Vorwegzeichnungsrecht der Aktionäre in Bezug auf diese Warrants ist ausgeschlossen, um die im Business Combination Agreement vom 17. Oktober 2022 zwischen EBAC und Oculis SA mit Sitz in Ecublens (VD), Schweiz, eingegangenen und von der Gesellschaft übernommenen Verpflichtungen zu erfüllen.

The acquisition of registered shares through the exercise of conversion and/or option rights and the further transfer of registered shares shall be subject to the restrictions specified in article 4 of the articles of association.	Der Erwerb von Namenaktien durch die Ausübung von Wandlungs- und/oder Optionsrechten sowie sämtliche weiteren Übertragungen von Namenaktien unterliegen den Übertragungsbeschränkungen gemäss Artikel 4 der Statuten.

Article 4 Share Register	Artikel 4 Aktienbuch

The Company shall maintain a share register in which it shall register the name, first name and place of residence (in case of legal persons the place of incorporation) of the owners of its registered shares. Natural and legal persons as well as legal representatives of minors etc. entitled by law to the voting rights of a share which they do not own will be noted in the share register upon request.	Die Gesellschaft führt ein Aktienbuch, worin die Eigentümer und Nutzniesser von Namenaktien mit Namen, Vornamen und Wohnort (bei juristischen Personen Sitz) eingetragen werden. Natürliche und juristische Personen sowie gesetzliche Vertreter von Minderjährigen usw., welchen kraft Gesetzes Stimmrechte eines Anteils zukommen, den sie nicht besitzen, werden auf Anfrage im Aktienregister angemerkt.

Upon request, acquirers of shares will be registered in the share register without limitation as shareholders if they expressly certify that they acquired the shares in their own name and for their own account.	Erwerber von Aktien werden auf Gesuch hin ohne Begrenzung als Aktionäre mit Stimmrecht im Aktienregister eingetragen, falls sie ausdrücklich erklären, die Aktien im eigenen Namen und auf eigene Rechnung erworben zu haben.

Persons who do not expressly declare in the registration application that they are holding the shares on their own account (thereafter: nominees) shall forthwith be entered on the share register as shareholders with voting rights up to a maximum of 3% of the share capital. Beyond that limit, registered shares of nominees shall only be	Personen, die im Eintragungsgesuch nicht ausdrücklich erklären, die Aktien für eigene Rechnung zu halten (nachstehend: Nominees) werden ohne weiteres bis maximal 3% des jeweils ausstehenden Aktienkapitals mit Stimmrecht im Aktienbuch eingetragen. Über diese Limite hinaus

entered as voting if the nominees in question confirm in writing that they are willing to disclose the names, addresses and shareholdings of the persons on whose account they hold 0.5% or more of the share capital. The Board of Directors concludes agreements with nominees that among other things govern the representation of shareholders and the voting rights.	werden Namenaktien von Nominees nur dann mit Stimmrecht eingetragen, wenn sich der betreffende Nominee schriftlich bereit erklärt, gegebenenfalls die Namen, Adressen und Aktienbestände derjenigen Person offenzulegen, für deren Rechnung er 0.5% oder mehr des jeweils ausstehenden Aktienkapitals hält. Der Verwaltungsrat schliesst mit Nominees Vereinbarungen ab, die unter anderem die Vertretung der Aktionäre und der Stimmrechte regeln.

After hearing the registered shareholder or nominee, the Board of Directors may remove entries in the share register with retroactive effect as per the date of entry, if such entry was based on false information. The party affected must be informed of such removal immediately.	Nach Anhörung des eingetragenen Aktionärs oder Nominees, kann der Verwaltungsrat die Eintragungen im Aktienregister rückwirkend nach dem Datum der Eintragung entfernen, wenn ein solcher Eintrag aufgrund falscher Angaben erfolgte. Der Betroffene muss über eine solche Entfernung sofort informiert werden.

No individual or legal entity may, directly or indirectly, formally, constructively or beneficially own (as defined in the next paragraph below) or otherwise control voting rights (“Controlled Shares”) with respect to 15% or more of the registered share capital recorded in the Commercial Register except if such individual or legal entity has submitted prior to the acquisition of such Controlled Shares an orderly tender offer to all shareholders with a minimum price of the higher of (i) the volume weighted average price of the last 60 trading days prior to the publication of the tender offer or (ii) the highest price paid by such individual or legal entity in the 12 months preceding to the publication of the tender offer. Those associated through capital, voting power, joint management or in any other way, or joining for the acquisition of shares, shall be regarded as one person. The registered shares exceeding the limit of 15% and not benefiting from the exemption regarding a tender offer shall be entered in the share register as shares without voting rights.	Weder eine Einzelperson, noch eine juristische Person kann, direkt oder indirekt, formell, konstruktiv oder vorteilhaft (wie im nächsten Abschnitt unten definiert) oder sonst wie das Stimmrecht (“Kontrollierte Aktien”) hinsichtlich 15% oder mehr des im Handelsregister registrierten Aktienkapitals innehaben oder kontrollieren. Eine Ausnahme besteht dann, wenn diese Einzelperson oder juristische Person vor der Übernahme solcher Kontrollierter Aktien allen Aktionären eine ordentliche Offerte mit einem Minimalpreis stellt, wovon der höhere Preis, der entweder (i) dem gewichteten Durchschnittskurs der letzten 60 Handelstage vor der Veröffentlichung der Übernahmeofferte oder (ii) dem höchsten bezahlten Preis durch diese Einzelperson oder juristische Person während der 12 Monate vor der Veröffentlichung der Übernahmeofferte entspricht, der relevante Preis darstellt. Die durch Kapital, Stimmrecht, gemeinsame Führung oder in anderer Weise oder durch Beitritt zur Übernahme der Aktien verbundenen Personen, sind als eine Person zu betrachten. Die Namenaktien, welche die Limite von 15% übersteigen und nicht von der Ausnahme mit Bezug auf die Übernahmeofferte profitieren, sollen im Aktienbuch als Aktien ohne Stimmrecht verzeichnet werden.

For the purposes of this article 4, “Controlled Shares” in reference to any individual or entity means:	Im Rahmen dieses Artikel 4 bedeuten “Kontrollierte Aktien” in Bezug auf jegliche Einzelperson oder juristische Person:

(a) all shares of the Company directly, indirectly or constructively owned by such individual or entity; provided that	(a) alle Aktien der Gesellschaft, die direkt, indirekt oder konstruktiv von einer solchen Einzelperson oder juristischen Person gehalten werden; vorausgesetzt dass

(i) shares owned, directly or indirectly, by or for a partnership, or trust or estate will be considered as being owned proportionately by its partners, or beneficiaries; and

(i) Aktien, die direkt oder indirekt durch oder für eine Personengesellschaft oder einen Trust oder eine Vermögensmasse gehalten werden, proportional auf die Partner oder Begünstigten aufgeteilt werden; und

(ii)  shares owned, directly or indirectly, by or for a corporation will be considered as being owned proportionately by any shareholder owning 50% or more of the outstanding voting shares of such corporation; and

(ii)  Aktien, die direkt oder indirekt durch oder für eine Gesellschaft gehalten werden, proportional auf jeden Aktionär, der 50% oder mehr der ausgegebenen Stimmrechtsaktien besitzt, aufgeteilt werden; und

(iii) shares subject to options, warrants or other similar rights shall be deemed to be owned; and	(iii) Aktien, die in Abhängigkeit zu Optionen, Bezugsrechten oder anderen ähnlichen Rechten stehen, als Eigentum gelten; und

(b) all shares of the Company directly, indirectly or beneficially owned by such individual or entity; provided that	(b) alle Aktien der Gesellschaft, die direkt, indirekt oder vorteilhaft durch eine solche Einzelperson oder eine juristische Person gehalten werden, vorausgesetzt dass

(i) a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise alone or together with other such persons has or shares:

(i) ein begünstigter Eigentümer eines Wertpapiers jede Person umfasst, die direkt oder indirekt, durch jede Art von Vertrag, Vereinbarung, Einvernehmen, Bindung oder anderweitig allein oder mit anderen Personen gemeinsam hat oder teilt:

(1) voting power which includes the power to vote, or to direct the voting of, such security; and/or	(1) das Stimmrecht, welches das Recht zur Stimmabgabe, oder zur Leitung der Stimme eines solchen Wertpapiers umfasst; und/oder

(2) investment power which includes the power to dispose, or to direct the disposition of, such security.	(2) das Investitionsrecht, welches die Verfügungsmacht oder ein Recht zur Bestimmung über die Verfügung eines solchen Wertpapiers umfasst.

(ii)  Any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement, or device with the purpose or effect of divesting such person of beneficial ownership of shares of the Company or preventing the vesting of such beneficial ownership as part of a plan or scheme to evade the provisions of these articles of association shall be deemed to be the beneficial owner of such shares.

(ii)  Jede Person, die, direkt oder indirekt, einen Trust, Stellvertretung, Vollmacht, Pooling-Vertrag oder jede andere Form von Vertrag, mit dem Zweck oder Ziel schafft oder benutzt, um eine Person von ihren wirtschaftlichen Begünstigungen aus dem Eigentum an den Aktien der Gesellschaft zu entheben oder zur Verhinderung der Ausübung eines solchen begünstigenden Eigentums als Teil eines Plans oder Vorhabens zur Umgehung der Regelungen in diesen Statuten, soll als begünstigter Eigentümer solcher Aktien gesehen werden.

(iii) A person shall be deemed to be the beneficial owner of shares if that person has the right to acquire beneficial ownership of such shares	(iii) Eine Person soll als begünstigter Eigentümer von Aktien eingestuft werden, wenn diese Person das Recht hat, ein within 60 days, including but not limited to any right acquired: (A) through the exercise of any option, warrant or right; (B) through the conversion of a security; (C) pursuant to the power to revoke a trust, discretionary account, or similar arrangement; or (D) pursuant to the automatic termination of a trust, discretionary account or similar arrangement.

begünstigendes Eigentum an solchen Aktien innerhalb von 60 Tagen zu erwerben, inklusive, aber nicht beschränkt auf jegliches erworbenes Recht: (A) durch die Ausübung jeglicher Option, jedes Bezugsrechts oder sonstigen Rechts; (B) durch die Umwandlung eines Wertpapiers; (C) aufgrund der Befugnis, einen Trust, ein Vermögensverwaltungskonto oder ähnliche Verhältnisse zu widerrufen oder (D) in Zusammenhang mit der automatischen Auflösung eines Trusts, Vermögensverwaltungskontos oder eines ähnlichen Verhältnisses.

The limit of 15% of the registered share capital also applies to the subscription for, or acquisition of, registered shares by exercising option or convertible rights arising from registered or bearer securities or any other securities issued by the Company or third parties, as well as by means of exercising purchased preemptive rights arising from either registered or bearer shares. The registered shares exceeding the limit of 15% shall be entered in the share register as shares without voting rights.	Die Grenze von 15% des eingetragenen Aktienkapitals gilt auch für zur Zeichnung von, oder Akquisition von Namenaktien durch Ausübung einer Option oder umwandelbaren Rechte, welche aus Namen- oder Inhaberaktien hervor gehen oder jeder anderen von der Gesellschaft oder Dritten ausgegebenen Sicherheit, sowie durch die Ausübung von erworbenen Vorkaufsrechten, welche entweder aus Namen- oder Inhaberaktien hervorgehen. Die Namenaktien, welche die Grenze von 15% übersteigen, sind im Aktienbuch als Aktien ohne Stimmrecht einzutragen.

The Board of Directors may in special cases approve exceptions to the above regulations. The Board of Directors is in addition authorized, after due consultation with the person concerned, to delete with retroactive effect entries in the share register which were effected on the basis of false information.	Der Verwaltungsrat kann in besonderen Fällen Ausnahmen zu den oben genannten Regelungen genehmigen. Der Verwaltungsrat ist zusätzlich berechtigt, nach angemessener Anhörung der betreffenden Person, Einträge ins Aktienbuch, welche aufgrund falscher Informationen erfolgten, rückwirkend zu löschen.

Article 5 Reporting Obligation of the Shareholder and Register of Beneficial Owners	Artikel 5 Meldepflicht des Aktionärs und Verzeichnis der wirtschaftlich berechtigten Personen

Any person who, alone or in concert with third parties, acquires shares in the Company and thereby reaches or exceeds the threshold of 25% of the share capital or voting rights must notify the Company within one month of the first name, last name and address of the natural person on whose behalf he is ultimately acting (beneficial owner).	Wer allein oder in gemeinsamer Absprache mit Dritten Aktien der Gesellschaft erwirbt und dadurch den Grenzwert von 25% des Aktienkapitals oder der Stimmrechte erreicht oder überschreitet, muss der Gesellschaft innert Monatsfrist den Vor- und den Nach-namen und die Adresse der natürlichen Person melden, für die er letztendlich handelt (wirtschaftlich berechtigte Person).

The shareholder must notify the company within three months of any change in the first or last name or address of the beneficial owner.	Der Aktionär muss der Gesellschaft innert drei Monaten jede Änderung des Vor- oder des Nachnamens oder der Adresse der wirtschaftlich berechtigten Person melden.

The Board of Directors shall keep a register of the beneficial owners reported to the Company. This register contains the first and last name as well as the address of the beneficial owners. The register must be kept in such a way that it can be accessed in Switzerland at any time.	Der Verwaltungsrat führt ein Verzeichnis über die der Gesellschaft gemeldeten wirtschaftlich berechtigten Personen. Dieses Verzeichnis enthält den Vor- und den Nachnamen sowie die Adresse der wirtschaftlich berechtigten Personen. Das Verzeichnis muss so geführt werden, dass in der Schweiz jederzeit darauf zugegriffen werden kann.

As long as the shareholder has not fulfilled his reporting obligations, the membership rights associated with the shares whose acquisition must be reported shall be suspended. The property rights attached to such shares may only be exercised by the shareholder once he has complied with his notification obligations. If the shareholder fails to comply with his reporting obligations within one month after the acquisition of the shares, the property rights shall be forfeited. If the shareholder makes the notification at a later date, he may assert the property rights accruing as of that date. The Board of Directors shall ensure that no shareholders exercise their rights in breach of the reporting obligations.	Solange der Aktionär seinen Meldepflichten nicht nachgekommen ist, ruhen die Mitgliedschaftsrechte, die mit den Aktien verbunden sind, deren Erwerb gemeldet werden muss. Die Vermögensrechte, die mit solchen Aktien verbunden sind, kann der Aktionär erst geltend machen, wenn er seinen Meldepflichten nachgekommen ist. Kommt der Aktionär seinen Meldepflichten nicht innert eines Monats nach dem Erwerb der Aktien nach, so sind die Vermögensrechte verwirkt. Holt er die Meldung zu einem späteren Zeitpunkt nach, so kann er die ab diesem Zeitpunkt entstehenden Vermögensrechte geltend machen. Der Verwaltungsrat stellt sicher, dass keine Aktionäre unter Verletzung der Melde-pflichten ihre Rechte ausüben.

Article 6 Share Certificates and Intermediated Securities	Artikel 6 Aktienzertifikate und Bucheffekten

The Company may issue its shares in any legally permissible form, namely in the form of individual certificates, global certificates, simple uncertificated securities pursuant to article 973c CO or registered uncertificated securities pursuant to article 973d CO and have them managed as intermediated securities.	Die Gesellschaft kann ihre Aktien in jeder gesetzlich zulässigen Form, namentlich in Form von Einzelurkunden, Globalurkunden, einfachen Wertrechten nach Artikel 973c OR oder Registerwert-rechten nach Artikel 973d OR ausgeben und als Bucheffekten führen lassen.

Within the legal framework, the Company is free to convert its shares issued in one of these forms into another form at any time and without the consent of the shareholders, and to withdraw shares held as intermediated securities from the custody system. It shall bear the costs thereof.	Der Gesellschaft steht es im Rahmen der gesetzlichen Vorgaben frei, ihre in einer dieser Formen ausgegebenen Aktien jederzeit und ohne Zustimmung der Aktionäre in eine andere Form umzuwandeln sowie als Bucheffekten geführte Aktien aus dem Verwahrungssystem zurückzuziehen. Sie trägt dafür die Kosten.

The shareholder shall not be entitled to the certification of membership rights in the form of physical securities or to the conversion of shares issued in a certain form into another form. However, the shareholder may at any time request the Company to issue a written confirmation of the shares held by him in accordance with the share register.	Der Aktionär hat keinen Anspruch auf wertpapiermässige Verbriefung der Mitgliedschaftsrechte oder auf Umwandlung von in bestimmter Form ausgegebenen Aktien in eine andere Form. Der Aktionär kann jedoch von der Gesellschaft jederzeit die Ausstellung einer schriftlichen Bescheinigung über die von ihm gemäss Aktienbuch gehaltenen Aktien verlangen.

The transfer of simple uncertificated securities pursuant to article 973c CO and registered uncertificated	Die Übertragung von einfachen Wertrechten nach Artikel 973c OR und Registerwertrechten nach

securities pursuant to article 973d CO as well as the provision of security for such uncertificated securities shall be governed by the provisions of the CO.	Artikel 973d OR sowie die Bestellung von Sicherheiten an diesen Wert-rechten richten sich nach den Bestimmungen des OR.

The transfer of intermediated securities and the provision of security for such intermediated securities shall be governed by the provisions of the Swiss Intermediated Securities Act.	Die Übertragung von Bucheffekten und die Bestellung von Sicherheiten an diesen Bucheffekten richten sich nach den Bestimmungen des Bucheffektengesetzes.

Article 7 Exercise of Shareholders Rights The shares are indivisible and the Company recognizes only one single representative per share.	Artikel 7 Ausübung von Aktionärsrechten Die Aktien sind unteilbar und die Gesellschaft anerkennt nur einen einzigen Vertreter pro Aktie.

The right to vote and the other rights pertaining to a registered share may only be exercised by a shareholder or a nominee who is registered with the right to vote in the share register and by persons who are entitled by law to the voting rights of a share.	Das Stimmrecht und die anderen zu einer Namenaktien gehörenden Rechte dürfen nur von einem Aktionär, einem Nutzniesser oder Nominee, dessen Stimmrecht im Aktienregister eingetragen ist und von Personen, welchen kraft Gesetzes die Stimmrechte einer Aktie zustehen, ausgeübt werden.

III. CORPORATE STRUCTURE	III. ORGANISATION DER GESELLSCHAFT

Article 8 Corporate Bodies The corporate bodies are: A. the General Meeting; B. the Board of Directors; C. the Auditors.	Artikel 8 Gliederung Die Gesellschaftsorgane sind: A. die Generalversammlung; B. der Verwaltungsrat; C. die Revisionsstelle.

IV. GENERAL MEETING	IV. GENERALVERSAMMLUNG

Article 9 Powers	Artikel 9 Befugnisse

The General Meeting is the supreme body of the Company. It has the following non delegable powers:	Oberstes Organ der Gesellschaft ist die Generalversammlung. Ihr stehen folgende unübertragbare Befugnisse zu:

a) to adopt and amend the articles of association (articles 651a, 652g, 653g und 653i CO remain reserved);	a) Festsetzung und Änderung der Statuten (Artikel 651a, 652g, 653g und 653i OR bleiben vorbehalten);

b) to elect and remove the members of the Board of Directors, the Chairman of the Board of Directors, the members of the Compensation Committee, the Auditors and the Independent Proxy;

b)  Wahl und Abberufung der Mitglieder des Verwaltungsrats, des Präsidenten des Verwaltungsrats, der Mitglieder des Vergütungsausschusses, der Revisionsstelle und des unabhängigen Stimmrechtsvertreters;

c) to approve the management report and the annual accounts and to determine the allocation of profits, in particular with regard to dividends and bonus payments;	c) Genehmigung des Lageberichts und der Jahresrechnung sowie Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende und der Tantieme;

d) to determine the interim dividend and the approval of the required interim financial statements;	d) Festsetzung der Zwischendividende und Genehmigung des dafür erforderlichen Zwischenabschlusses;

e) to make a resolution on the repayment of the statutory capital reserve;	e) Beschlussfassung über die Rückzahlung der gesetzlichen Kapitalreserve;

f) to discharge the members of the Board of Directors and of the Executive Committee;	f) Entlastung der Mitglieder des Verwaltungsrates und der Geschäftsleitung;

g) delisting of the Company’s equity securities;	g) Dekotierung der Beteiligungspapiere der Gesellschaft;

h) to approve the total compensation paid to the Board of Directors and the Executive Committee as per article 34 and article 35 below;	h) Genehmigung der Gesamtvergütungen des Verwaltungsrats und der Geschäftsleitung nach Massgabe von Artikel 34 und Artikel 35 hiernach;

i) to pass resolutions concerning all matters which are reserved to the authority of the General Meeting by law or by the articles of association.	i) Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind.

Article 10 Ordinary General Meeting	Artikel 10 Ordentliche Generalversammlung

The Ordinary General Meeting shall be held annualy within six months after the end of the business year at such time and at such location, which may be within or outside Switzerland, as determined by the Board of Directors.	Die ordentliche Generalversammlung findet jährlich innerhalb von sechs Monaten nach Abschluss des Geschäftsjahres statt, zum Zeitpunkt und an einem Ort, der innerhalb oder ausserhalb der Schweiz sein kann, gemäss Festlegung durch den Verwaltungsrat.

Article 11 Extraordinary General Meeting	Artikel 11 Ausserordentliche Generalversammlung

Extraordinary General Meetings may be called by resolution of the General Meeting, the Auditors or the Board of Directors, or by shareholders with voting powers, provided they represent at least 10% of the share capital and who submit (a)(1) a request signed by such shareholder(s) that specifies the item(s) to be included on the agenda, (2) the respective proposals of the shareholders and (3) evidence of the required shareholdings recorded in the share register and (b) such other information as would be required to be included in a proxy statement pursuant to the rules of the country where the Company’s shares are primarily listed.	Ausserordentliche Generalversammlungen können einberufen werden durch Beschluss der ordentlichen Generalversammlung, durch die Revisionsstelle oder den Verwaltungsrat oder durch stimmberechtigte Aktionäre, sofern sie mindestens 10% des Aktienkapitals erreichen und die Folgendes einreichen: (a)(1) einen unterschriebenen Antrag dieser Aktionäre, welcher die Traktanden angibt, die auf die Traktandenliste gesetzt werden, (2) die entsprechenden Anträge der Aktionäre und (3) den Nachweis der erforderlichen Beteiligung dieser Aktionäre aufgrund des Aktienregisters und (b) alle anderen Informationen, die für eine Vollmacht nach den Regeln des Landes, in welchem die Aktien des Unternehmens hauptsächlich eingetragen sind, erforderlich wären.

Article 12 Notice and Agenda of Shareholders’ Meetings	Artikel 12 Mitteilung und Traktanden der Generalversammlung

Notice of a General Meeting of Shareholders shall be given by the Board of Directors or, if necessary, by the Auditor, not later than 20 calendar days prior to the date of the General Meeting of Shareholders. Notice of the General Meeting of Shareholders shall be given by way	Die Mitteilung einer Generalversammlung erfolgt durch den Verwaltungsrat oder gegebenenfalls durch die Revisionsstelle, spätestens 20 Kalendertage vor dem Datum der Generalversammlung. Die Mitteilung der Generalversammlung erfolgt durch eine

of a one-time announcement in the official means of publication of the Company pursuant to article 48 of these articles of association. The notice period shall be deemed to have been observed if notice of the General Meeting of Shareholders is published in such official means of publication, it being understood that the date of publication shall not be computed in the notice period. Shareholders of record may in addition be informed of the General Meeting of Shareholders by ordinary mail or e-mail.	einmalige Bekanntmachung in den amtlichen Publikationsmitteln der Gesellschaft gemäss Artikel 48 dieser Statuten. Die Frist gilt als eingehalten, wenn Ankündigung der Generalversammlung im offiziellen Publikationsmittel veröffentlicht wurde, wobei das Datum der Veröffentlichung nicht in die Mitteilungsfrist eingerechnet werden darf. Eingetragene Aktionäre können zusätzlich per Post oder E-Mail über die Generalversammlung informiert werden.

The convocation of an extraordinary general meeting may also be requested in writing, indicating the agenda items and the proposals and, in case of elections, the names of the nominated candidates, by one or more shareholders together representing at least 5% of the share capital or the voting rights.	Die Einberufung einer ausserordentlichen Generalversammlung kann auch von einem oder mehreren Aktionären, die zusammen mindestens 5% des Aktienkapitals oder der Stimmen vertreten, schriftlich unter Angabe des Verhandlungsgegenstandes und des Antrages, bei Wahlen der Namen der vorgeschlagenen Kandidaten, verlangt werden.

The Board of Directors shall state the matters on the agenda.	Der Verwaltungsrat setzt die Verhandlungsgegenstände auf die Traktandenliste.

The notice of a General Meeting of Shareholders shall specify the items on the agenda and the proposals of the Board of Directors and the shareholder(s) who requested that a General Meeting of Shareholders be held or an item be included on the agenda, and, in the event of elections, the name(s) of the candidate(s) that has or have been put on the ballot for election.	Die Mitteilung der Genrealversammlung hat die Traktanden und die Anträge des Verwaltungsrates und der Aktionäre, welche beantragt haben, dass eine Generalversammlung abgehalten werden oder ein Traktandum auf die Traktandenliste gesetzt werden soll zu enthalten sowie, im Falle von Wahlen, die Namen der Kandidaten, welche auf den Wahlzettel gesetzt wurden.

Shareholders, together representing more than 0.5% of the share capital or the voting rights, may demand that an item be placed on the agenda. Such request must be made in writing at least 70 days prior to the meeting by indicating the agenda items and the proposals.	Aktionäre, die zusammen mindestens über 0.5% des Aktienkapitals oder der Stimmen vertreten, können die Traktandierung eines Verhandlungsgegenstandes verlangen. Dies hat mindestens 70 Tage vor der Versammlung schriftlich unter Angabe der Verhandlungsgegenstände und Anträge zu erfolgen.

Each request for inclusion of an item on the agenda must include (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting; (ii) the name and address, as they appear on the Company’s register of shareholders, of the shareholder proposing such business; (iii) the number of shares of the Company which are beneficially owned by such shareholder; (iv) the dates upon which the shareholder acquired such shares; (v) documentary support for any claim of beneficial ownership; (vi) any material interest of such shareholder in such business; and (vii) a statement in support of the matter and, for proposals sought to be included in the Company’s proxy	Jeder Antrag auf Aufnahme eines Traktandums hat zu enthalten: (i) eine kurze Zusammenfassung des Geschäfts, welches der Generalversammlung vorgelegt werden soll, sowie eine Begründung, weshalb an der Versammlung darüber entschieden werden soll; (ii) den Namen und die Adresse des Gesuchstellenden Aktionärs, wie sie im Aktienbuch der Gesellschaft eingetragen sind; (iii) die Anzahl Aktien der Gesellschaft, die in der wirtschaftlichen Berechtigung des Aktionärs stehen; (iv) die Daten, an denen der Aktionär seine Aktien erworben hat; (v) erforderliche Nachweise bei allfälligen Ansprüchen von wirtschaftlicher Berechtigung; (vi) jegliches materielle Interesse des Aktionärs im

statement, any other information required by Securities and Exchange Commission Rule “14a-8”.	Zusammenhang mit diesem Geschäft; und (vii) eine Stellungnahme zum fraglichen Punkt und, für Anträge, welche der Aktionärsinformation durch die Gesellschaft beigefügt werden sollen, jede andere Information, welche die Securities and Exchange Commission Rule “14a-8” verlangt.

In addition, if the shareholder intends to solicit proxies from the shareholders of the Company, such shareholder shall notify the Company of this intent in accordance with Securities and Exchange Commission Rule “14a-4” and/or Rule “14a-8”.	Für den Fall, dass ein Aktionär gedenkt, die Stimmrechtsvertretung von anderen Aktionären der Gesellschaft zu erlangen, hat dieser Aktionär die Gesellschaft über diese Absicht gemäss der Securities and Exchange Commission Rule “14a-4” und/oder Rule “14a-8” zu informieren.

No resolution may be passed at a General Meeting of Shareholders concerning an item in relation to which due notice was not given. Proposals made during a General Meeting of Shareholders to (i) convene a extraordinary General Meeting or (ii) initiate a special investigation in accordance with article 697a of the Swiss Code of Obligations are not subject to the due notice requirement set forth herein.	An der Generalversammlung darf kein Beschluss über ein Traktandum getroffen werden, über den nicht mit entsprechender Vorlaufzeit informiert worden ist. Anträge, die während der Generalversammlung gestellt werden, führen zu (i) einer ausserordentlichen Generalversammlung oder (ii) einer speziellen Untersuchung gemäss Artikel 697a OR und unterliegen nicht der hierin geforderten Voraussetzung der rechtzeitigen Information.

No advance notice is required to propose motions on duly notified agenda items and to debate items without passing resolutions.	Zur Stellung von Anträgen im Rahmen der Verhandlungsgegenstände und zu Ver-handlungen ohne Beschlussfassung bedarf es keiner vorherigen Ankündigung.

Article 13 Documentation	Artikel 13 Unterlagen

The annual business report, the compensation report and the Auditor’s report must be submitted for examination by the shareholders at the registered office of the Company at least 20 days prior to the date of the Ordinary General Meeting. Each shareholder may request that a copy of this documentation be sent to him promptly. Such reference shall be included in the invitation to the General Meeting.	Spätestens zwanzig Tage vor der ordentlichen Generalversammlung sind der Geschäftsbericht, der Vergütungsbericht und der Revisionsbericht am Sitz der Gesellschaft zur Einsicht der Aktionäre aufzulegen. Jeder Aktionär kann verlangen, dass ihm unverzüglich eine Kopie dieser Unterlagen zugestellt wird. In der Einberufung zur Generalversammlung ist hierauf hinzuweisen.

Article 14 Form of the General Meeting	Artikel 14 Form der Generalversammlung

The Board of Directors determines the location of the General Meeting. It may be abroad.	Der Verwaltungsrat bestimmt den Ort der Generalversammlung. Er kann im Ausland liegen.

The Board of Directors may provide that shareholders who are not present at the venue of the General Meeting may exercise their rights electronically (hybrid General Meeting).	Der Verwaltungsrat kann vorsehen, dass Aktionäre, die nicht am Ort der Generalversammlung anwesend sind, ihre Rechte auf elektronischem Weg ausüben können (hybride Generalversammlung).

A General Meeting may be held by electronic means without a meeting place (Virtual General Meeting).	Eine Generalversammlung kann mit elektronischen Mitteln ohne Tagungsort durchgeführt werden (virtuelle Generalversammlung).

The Board of Directors regulates the use of electronic means. It shall ensure that:	Der Verwaltungsrat regelt die Verwendung elektronischer Mittel. Er stellt sicher, dass:

a) the identity of the participants is established; and	a) die Identität der Teilnehmer feststeht;

b) the votes at the General Meeting are transmitted directly; and	b) die Voten in der Generalversammlung unmittelbar übertragen werden;

c) each participant can submit motions and take part in the discussion; and	c) jeder Teilnehmer Anträge stellen und sich an der Diskussion beteiligen kann; und

d) the voting results cannot be falsified.	d) das Abstimmungsergebnis nicht verfälscht werden kann.

If technical problems occur during a Virtual General Meeting so that the General Meeting cannot be held properly, it must be repeated. Resolutions passed by the General Meeting before the occurrence of the technical problems shall remain valid.	Treten während einer Generalversammlung mit elektronischen Mitteln technische Probleme auf, sodass die Generalversammlung nicht ordnungsgemäss durchgeführt werden kann, so muss sie wiederholt werden. Beschlüsse, welche die Generalversammlung vor dem Auftreten der technischen Probleme gefasst hat, bleiben gültig.

Article 15 Meeting of All Shareholders	Artikel 15 Universalversammlung

Shareholders or their proxies representing all shares issued may hold a General Meeting without observing the formalities required for calling a meeting, unless objection is raised. At such a meeting, discussions may be held and resolutions passed on all matters within the scope of the powers of a General Meeting for so long as the shareholders or proxies representing all shares issued are present.	Die Eigentümer oder Vertreter sämtlicher Aktien können, falls kein Widerspruch erhoben wird, eine Generalversammlung ohne Einhaltung der für die Einberufung vorgeschriebenen Formvorschriften abhalten (Universalversammlung). Solange die Eigentümer oder Vertreter sämtlicher Aktien anwesend sind, kann in dieser Versammlung über alle in den Geschäftskreis der Generalversammlung fallenden Gegenstände verhandelt und gültig Beschluss gefasst werden.

Article 16 Chairman, Secretary, Scrutineers	Artikel 16 Vorsitz, Protokollführer, Stimmenzähler

The Chairman of the Board of Directors shall preside over the General Meeting. In his absence, a member of the Board of Directors or another Chairman of the Meeting designated by the General Meeting shall preside.	Den Vorsitz der Generalversammlung führt der Präsident, bei dessen Verhinderung ein anderes Mitglied des Verwaltungsrates oder ein anderer von der Generalversammlung gewählter Tagespräsident.

The Chairman of the Meeting shall designate a Secretary and the scrutineers who need not be shareholders.	Der Vorsitzende bezeichnet den Protokollführer und die Stimmenzähler, die nicht Aktionäre zu sein brauchen.

The Chairman shall have all powers and authority necessary to ensure the orderly conduct of the General Meeting.	Der Vorsitzende hat sämtliche Leitungsbefugnisse, die für die ordnungsgemässe Durchführung der Generalversammlung nötig sind.

Article 17 Minutes	Artikel 17 Protokoll

The Board of Directors is responsible for the keeping of the minutes of the Meeting, which shall state the number, kind, nominal value of shares represented by the shareholders, by the corporate bodies and by the independent proxy and gives information on resolutions passed, elections, requests for information and information as well as declarations given by the shareholders. The minutes shall be signed by the Chairman and the Secretary.	Der Verwaltungsrat sorgt für die Führung des Protokolls über die Generalversammlung, welches Anzahl, Art, Nennwert und Kategorie der von den Aktionären, von den Organen und von unabhängigen Stimmrechtsvertretern vertretene Aktien festhält und Aufschluss über Beschlüsse, Wahlergebnisse, Begehren um Auskunft und die darauf erteilten Auskünfte sowie die von den Aktionären zu Protokoll gegebenen Erklärungen gibt. Das Protokoll wird vom Vorsitzenden und vom Protokollführer unterzeichnet.

The shareholders are entitled to inspect the minutes.	Die Aktionäre sind berechtigt, das Protokoll einzusehen.

Article 18 Right to Vote	Artikel 18 Stimmrecht

Each share entitles to one vote.	Jede Aktie berechtigt zu einer Stimme.

Each shareholder may be represented at a General Meeting by any person who is so authorized by a written proxy. A proxy need not be a shareholder.	Jeder Aktionär kann sich in der Generalversammlung aufgrund einer schriftlichen Vollmacht durch eine andere handlungsfähige Person vertreten lassen, die nicht Aktionär zu sein braucht.

Each shareholder may be represented by the Independent Proxy. The requirements regarding proxies and instructions are determined by the Board of Directors.	Jeder Aktionär kann sich vom unabhängigen Stimmrechtsvertreter vertreten lassen. Die Anforderungen an Vollmachten und Weisungen werden vom Verwaltungsrat festgelegt.

Article 19 Resolutions and Elections	Artikel 19 Beschlussfassung und Wahlen

All voting and elections are held openly or electronically. A written voting or election shall be held if instructed so by the Chairman or if decided by the General Meeting.	Die Abstimmungen und Wahlen erfolgen offen oder elektronisch. Eine schriftliche Abstimmung oder Wahl wird durchgeführt, wenn dies vom Vorsitzenden angeordnet oder von der Generalversammlung beschlossen wird.

The General Meeting shall pass its resolutions and carry out its elections with the simple majority of the votes cast regardless of abstentions and empty or invalid votes, unless law or articles of association state otherwise. In the event of tie votes, the request shall be refused. The Chairman shall not have a casting vote.	Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen, soweit das Gesetz oder die Statuten es nicht anders bestimmen, mit der einfachen Mehrheit der abgegebenen Aktienstimmen ohne Berücksichtigung von Stimmenthaltungen oder leer eingelegten oder ungültigen Stimmen. Bei Stimmengleichheit gilt ein Antrag als abgelehnt. Dem Vorsitzenden steht kein Stichentscheid zu.

A resolution of the General Meeting passed by at least two thirds of the represented share votes and the absolute majority of the represented shares par value is required for:	Ein Beschluss der Generalversammlung, durch mindestens zwei Drittel der vertretenen Aktienstimmen und die absolute Mehrheit der vertretenen Aktiennennwerte, ist erforderlich für:

a) The cases listed in article 704 para. 1 CO:	a) die Fälle gemäss Artikel 704 Abs. 1 OR:

i. the amendment of the purpose of the Company;	i. die Änderung des Gesellschaftszweckes;

ii. the consolidation of shares, insofar as this does not require the consent of all shareholders concerned;	ii. die Zusammenlegung von Aktien, soweit dafür nicht die Zustimmung aller betroffenen Aktionäre erforderlich ist;

iii. the increase of the share capital against contributions in kind or by offsetting against a receivable and the granting of special benefits;	iii. die Kapitalerhöhung aus Eigenkapital, gegen Sacheinlagen oder durch Verrechnung mit einer Forderung und die Gewährung von besonderen Vorteilen;

iv. the limitation or withdrawal of subscription rights;	iv. die Einschränkung oder Aufhebung des Bezugsrechts;

v. the introduction of conditional capital, the creation of reserve capital pursuant to article 12 of the Swiss Banking Act or the introduction of a capital band;	v. die Einführung eines bedingten Kapitals, die Schaffung von Vorratskapital gemäss Artikel 12 des Bankengesetzes oder die Einführung eines Kapitalbands;

vi. the conversion of participation certificates into shares;	vi. die Umwandlung von Partizipationsscheinen in Aktien;

vii. the restriction of the transferability of registered shares;	vii. die Beschränkung der Übertragbarkeit von Namenaktien;

viii. the creation of shares with privileged voting rights;	viii. die Einführung von Stimmrechtsaktien;

ix. the change of currency of the share capital;	ix. der Wechsel der Währung des Aktienkapitals;

x. the introduction of the casting vote of the chairman in the general assembly;	x. die Einführung des Stichentscheids des Vorsitzenden in der Generalversammlung;

xi. the introduction of a provision in the articles of association to hold General Meetings abroad;	xi. eine Statutenbestimmung zur Durchführung der Generalversammlung im Ausland;

xii. the change of the registered office of the Company;	xii. die Verletzung des Sitzes der Gesellschaft;

xiii. the introduction of an arbitration clause in the articles of association;	xiii. die Einführung einer statutarischen Schiedsklausel;

xiv. the delisting of the shares; or	xiv. die Dekotierung der Beteiligungspapiere; oder

xv. the dissolution of the Company.	xv. die Auflösung der Gesellschaft.

b) the merger, de-merger or conversion of the Company (subject to mandatory law);	b) die Fusion, Spaltung oder Umwandlung der Gesellschaft (vorbehalten zwingender gesetzlicher Bestimmungen);

c) the alleviating or withdrawal of restrictions upon the transfer of registered shares;	c) die Erleichterung oder den Entzug der Beschränkungen betreffend die Übertragung von Namenaktien;

d) the conversion of registered shares into bearer shares and vice versa; and	d) die Umwandlung von Namenaktien in Inhaberaktien und umgekehrt; und

e) the amendment or elimination of the provisions of articles 4 and 31 of the articles of association as well as those contained in this article 19.	e) die Änderung oder Aufhebung der Bestimmungen der Artikel 4 und 31 der Statuten sowie dieses Artikels 19.

Article 20 Votes on Compensation	Artikel 20 Abstimmung über Vergütungen

Each year, the General Meeting approves in one or separate resolutions the total maximum amounts pursuant to articles 34 and 35 of the articles of association for:	Die Generalversammlung genehmigt jährlich in einem oder mehreren Beschlüssen die maximalen Vergütungen gemäss Artikel 34 und 35 der Statuten betreffend:

a) the non-performance-related compensation of the Board of Directors for the next term of office;	a) die nicht-erfolgsabhängige Vergütung des Verwaltungsrates für die Zeitperiode bis zur nächsten Generalversammlung;

b) a possible additional compensation of the Board of Directors for the preceding business year;	b) eine allfällige zusätzliche Vergütung für den Verwaltungsrat für das abgeschlossene Geschäftsjahr;

c) the non-performance-related compensation of the Executive Committee for the following business year;	c) die nicht-erfolgsabhängige Vergütung der Geschäftsleitung für das folgende Geschäftsjahr;

d) the variable compensation for the Executive Committee for the following business year; and	d) die variable Vergütung der Geschäftsleitung für das folgende Geschäftsjahr; und

e) the grant of options, shares or other equity-linked instruments in the Company to the Board of Directors and the Executive Committee.	e) die Gewährung von Optionen, Aktien oder anderen eigenkapitalbasierten Instrumenten der Gesellschaft an den Verwaltungsrat oder die Geschäftsleitung.

The respective total compensation amounts include all social security and occupational pension contributions for the benefit of the members of the Board of Directors, the Executive Committee and the Company.	Die entsprechenden Gesamtvergütungen umfassen sämtliche Beiträge zugunsten des Verwaltungsrats und der Geschäftsleitung an die Sozialversicherung und die Berufliche Vorsorge.

If the General Meeting refuses to approve a respective motion by the Board of Directors, the Board of Directors may either submit a new motion at the same meeting or determine a maximum total remuneration or several maximum partial remunerations, subject to the relevant principles of the compensation, or submit a new motion to the next General Meeting for approval. The Company may pay remunerations within the framework of the maximum total or partial remuneration and subject to the approval by the General Meeting.	Lehnt die Generalversammlung einen entsprechenden Antrag des Verwaltungsrats ab, kann der Verwaltungsrat entweder an der gleichen Versammlung einen neuen Antrag stellen, eine ausserordentliche Generalversammlung einberufen oder einen maximalen Gesamtbetrag oder mehrere maximale Teilbeträge unter Berücksichtigung der relevanten Grundsätze festsetzen und der nächsten Generalversammlung zur Genehmigung vorlegen. Die Gesellschaft kann im Rahmen des maximalen Gesamt- oder Teilbetrages und unter Vorbehalt der Genehmigung durch die Generalversammlung Vergütungen ausrichten.

Article 21 Independent Proxy	Artikel 21 Unabhängiger Stimmrechtsvertreter

The Independent Proxy shall be elected by the Ordinary General Meeting for a term of one year until the end of the next Ordinary General Meeting. Re-election is permitted. The Independent Proxy informs the Company about number, type, par value and category of the represented shares. The Chairman of the Board discloses the information to the General Meeting. The other duties of the Independent Proxy are determined by the applicable statutory provisions.	Der Unabhängige Stimmrechtsvertreter wird von der ordentlichen Generalversammlung für eine Amtsdauer von einem Jahr bis zum Ende der nächsten ordentlichen Generalversammlung gewählt. Wiederwahl ist möglich. Der unabhängige Stimmrechtsvertreter informiert die Gesellschaft über Anzahl, Art, Nennwert und Kategorie der vertretenen Aktien. Der Präsident des Verwaltungsrats gibt diese Informationen der Generalversammlung bekannt. Die Pflichten des Unabhängigen Stimmrechtsvertreters ergeben sich aus den anwendbaren gesetzlichen Bestimmungen.

V. BOARD OF DIRECTORS	V. VERWALTUNGSRAT

Article 22 Number of Members, Term of Office	Artikel 22 Anzahl der Mitglieder, Amtsdauer

The Board of Directors shall consist of at least 3 and not more than 9 members. The chairman and the members of the Board of Directors are individually elected by the General Meeting for a term of one year until the end of the next Ordinary General Meeting, provided that he/she does not resign or is not replaced during his term.	Der Verwaltungsrat besteht aus mindestens 3 und höchstens 9 Mitgliedern. Der Präsident sowie die Mitglieder des Verwaltungsrates werden jeweils für die Dauer von einem Jahr bis zum Ende der nächsten ordentlichen Generalversammlung einzeln gewählt. Vorbehalten bleiben vorheriger Rücktritt oder Abberufung.

The members of the Board of Directors may be re-elected without limitation. The maximum age limit of members of the Board shall be 75 years. When a member of the Board of Directors reaches this age limit during his term of office, such term shall automatically extend to the next ordinary shareholders’ meeting. The shareholders’ meeting may resolve to grant an exception to the age limit.	Die Mitglieder des Verwaltungsrates sind jederzeit wieder wählbar. Die oberste Altersgrenze von Mitgliedern des Verwaltungsrats beträgt 75 Jahre. Wenn ein Mitglied des Verwaltungsrats diese Altersgrenze während seiner Amtszeit erreicht, wird diese automatisch zur nächsten ordentlichen Generalversammlung verlängert. Die Generalversammlung kann eine Ausnahme von der Altersgrenze beschliessen.

If the office of the Chairman becomes vacant, the board of directors shall appoint a new Chairman, from among its members for the remaining term of office.	Wird das Amt des Präsidenten vakant, ernennt der Verwaltungsrat für die verbleibende Amtsdauer aus seiner Mitte einen neuen Präsidenten des Verwaltungsrates für die verbleibende Amtszeit.

Article 23 Constitution	Artikel 23 Konstituierung

Subject to the powers of the General Meeting, the Board of Directors determines its own organization. It appoints a Secretary who needs not be a member of the Board of Directors.	Der Verwaltungsrat konstituiert sich vorbehältlich der Befugnisse der Generalversammlung selbst. Er bezeichnet insbesondere einen Sekretär, der nicht Mitglied des Verwaltungsrates sein muss.

Article 24 Function, Organization	Artikel 24 Funktion, Organisation

It is the Board of Director’s duty to lead the Company and to supervise the management. The Board of Director represents the Company and may take decisions to all	Dem Verwaltungsrat obliegt die oberste Leitung der Gesellschaft und die Überwachung der Geschäftsführung. Er vertritt die Gesellschaft nach

affairs which are not assigned to any other body of the Company by law, the articles of association or Regulations.	aussen und besorgt alle Angelegenheiten, die nicht nach Gesetz, Statuten oder Reglement einem anderen Organ der Gesellschaft übertragen sind.

The Board of Directors shall adopt the organizational regulations and the corresponding contractual relationships.	Der Verwaltungsrat erlässt das Organisationsreglement und ordnet die entsprechenden Vertragsverhältnisse.

Article 25 Powers	Artikel 25 Aufgaben

The Board of Directors has the following non-delegable and inalienable duties:	Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:

a) the overall management of the company and the issuing of all necessary directives;	a) Oberleitung der Gesellschaft und Erteilung der nötigen Weisungen;

b) the determination of the company’s organisation;	c) Organisation des Rechnungswesens, der Finanzkontrolle sowie der Finanzplanung zur Führung der Gesellschaft;

c) the organisation of the accounting, financial control and financial planning systems as required for management of the company;	b) Festlegung der Organisation der Gesellschaft;

d) the appointment and dismissal of the persons entrusted with the management and representation of the Company and grant of signatures;	d) Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen und Regelung der Zeichnungsberechtigung;

e) the overall supervision of the persons entrusted with managing the company, in particular with regard to compliance with the law, articles of association, operational regulations and directives;	e) Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;

f) the compilation of the annual report, preparation for the general meeting and implementation of its resolutions;	f) Erstellung des Geschäftsberichtes sowie Vorbereitung der Generalversammlung und Ausführung ihrer Beschlüsse;

g) the preparation of the compensation report and to request approval by the General Meeting regarding compensation of the Board of Directors and the Executive Committee; and	g) Erstellung des Vergütungsberichts sowie Antragsstellung betreffend die Genehmigung der Vergütungen des Verwaltungsrats und der Geschäftsleitung an die Generalversammlung;

h) the notification of the court if liabilities exceed assets.	h) Benachrichtigung des Richters im Falle der Überschuldung.

The Board of Directors may assign responsibility for preparing and implementing its resolutions or monitoring transactions to committees or individual members. It must ensure appropriate reporting to its members.	Der Verwaltungsrat kann die Vorbereitung und die Ausführung seiner Beschlüsse oder die Überwachung von Geschäften Ausschüssen oder einzelnen Mitgliedern zuweisen. Er hat für eine angemessene Berichterstattung an seine Mitglieder zu sorgen.

Article 26 Representation of the Company	Artikel 26 Vertretung der Gesellschaft

The Board of Directors shall assign the persons with signatory power for the Company and the kind of signatory power.	Der Verwaltungsrat bestimmt die für die Gesellschaft zeichnungsberechtigten Personen und die Art ihrer Zeichnung.

Article 27 Delegation	Artikel 27 Delegation

Moreover, the Board of Directors is authorized to delegate, in part or entirely, the management and the representation of the Company, within the limits of the law, to one or more individual directors (Delegates) or to third parties by pursuant to organizational regulations.	Der Verwaltungsrat kann die Geschäftsführung und alle Aufgaben und Befugnisse, die ihm nicht durch das Gesetz oder die Statuten zwingend zugewiesen sind, nach Massgabe des Organisationsreglements ganz oder zum Teil an einzelne oder mehrere Mitglieder oder Dritte übertragen.

Article 28 Meetings, Resolutions and Minutes	Artikel 28 Sitzungen, Beschlussfassung und Protokoll

The organization of the meetings, the presence quorum and the passing of resolutions of the Board of Directors is determined by the organizational regulations. No presence quorum is required for the approval of a capital increase.	Sitzungsordnung, Beschlussfähigkeit und Beschlussfassung des Verwaltungsrats richten sich nach dem Organisationsreglement. Für den Feststellungsbeschluss einer Kapitalerhöhung ist kein Präsenzquorum erforderlich.

Resolutions may be passed via telephone or videoconference. Resolutions may also be passed by way of circulation, provided that no member requests oral deliberation.	Beschlussfassung via Telefon-oder Videokonferenz ist zulässig. Beschlüsse können auch auf dem Zirkularweg gefasst werden, sofern nicht ein Mitglied die Durchführung einer Sitzung verlangt.

Minutes are kept of the Board’s discussions and resolutions and signed by the chairman and the minute-taker.	Über Verhandlungen und Beschlüsse des Verwaltungsrats wird ein Protokoll erstellt, welches vom Vorsitzenden und vom Sekretär des Verwaltungsrates zu unterzeichnen ist.

Article 29 Disclosure and Right of Inspection	Artikel 29 Recht auf Auskunft und Einsicht

Any member of the Board of Directors may request information on any company business.	Jedes Mitglied des Verwaltungsrates kann Auskunft über alle Angelegenheiten der Gesellschaft verlangen.

Outside meetings, any member may request information from the persons entrusted with managing the company’s business concerning the Company’s business performance and, with the Chairman’s authorization, specific transactions.	Ausserhalb der Sitzungen kann jedes Mitglied von den mit der Geschäftsführung betrauten Personen Auskunft über den Geschäftsgang und, mit Ermächtigung des Präsidenten, auch über einzelne Geschäfte verlangen.

Where required for the performance of his duties, any member may request the Chairman to have books of account and documents made available to him for inspection.	Soweit es für die Erfüllung einer Aufgabe erforderlich ist, kann jedes Mitglied dem Präsidenten beantragen, dass ihm Bücher und Akten vorgelegt werden.

If the Chairman refuses a request for information, a request to be heard or an application to inspect documents, the Board of Directors rules on the matter.	Weist der Präsident ein Gesuch auf Auskunft, Anhörung oder Einsicht ab, so entscheidet der Verwaltungsrat.

Article 30 Compensation Committee	Artikel 30 Vergütungsausschuss

The Compensation Committee shall comprise at least 2 members. The members of the Compensation Committee shall be individually elected by the Ordinary	Der Vergütungsausschuss umfasst mindestens 2 Mitglieder. Die Mitglieder des Vergütungsausschusses werden jährlich von der

General Meeting from among the members of the Board of Directors for a term of one year until the next Ordinary General Meeting. Re-election is permitted. The Compensation Committee has the following duties:	ordentlichen Generalversammlung aus den Mitgliedern des Verwaltungsrats für die Dauer von einem Jahr bis zur nächsten ordentlichen Generalversammlung einzeln gewählt. Wiederwahl ist zulässig. Der Vergütungsausschuss hat folgende Aufgaben:

a) to draw up principles for compensation of members of the Board of Directors and the Executive Committee and to submit them to the Board of Directors for approval;	a) Ausarbeiten der Grundsätze betreffend Vergütung an den Verwaltungsrat und an die Geschäftsleitung und Vorlegen derselben zur Genehmigung durch den Verwaltungsrat;

b) to propose to the Board of Directors the resolution to be submitted to the Ordinary General Meeting for the maximum total compensation of the Board of Directors and Executive Committee;	b) Antragstellung an den Verwaltungsrat zur Unterbreitung an die Generalversammlung betreffend Gesamtvergütung des Verwaltungsrats und der Geschäftsleitung;

c)  subject to and within the bounds of the maximum compensation approved by the Ordinary General Meeting, to request approval by the Board of Directors of the individual remuneration packages to be paid to members of the Board of Directors and members of the Executive Committee;

c)  Antragstellung an den Verwaltungsrat betreffend individuelle Vergütung der Verwaltungsratsmitglieder und der Mitglieder der Geschäftsleitung unter Vorbehalt und im Rahmen der Höhe der Gesamtvergütung;

d) to request approval by the Board of Directors regarding the determination of the compensation-related targets for the Executive Committee;	d) Antragstellung an den Verwaltungsrat hinsichtlich der für die Geschäftsleitung vergütungsrelevanten Ziele;

e) to request approval by the Board of Directors regarding the adjustments to the articles of association relating to remuneration; and	e) Antragstellung an den Verwaltungsrat betreffend Anpassung der Statuten hinsichtlich des Vergütungssystems; und

f) to prepare the Compensation Report and submit it to the Board of Directors.	f) Entwurf des Vergütungsberichts und Unterbreitung des Vergütungsberichts an den Verwaltungsrat.

The Board of Directors shall set out any further duties and responsibilities vested on the Compensation Committee in the Company’s organizational regulations.	Der Verwaltungsrat kann weitere Aufgaben und Zuständigkeiten des Vergütungsausschusses im Organisationsreglement vorsehen.

Article 31 Indemnification	Artikel 31 Schadloshaltung.

To the extent not included in insurance cover-age or paid by third parties, the Company shall indemnify and hold harmless, to the extent permitted by law, the existing and former members of the board of directors, the executive committee, and their heirs, executors and administrators, out of the assets of the Company from and against all threatened, pending or completed actions, suits or proceedings – whether civil, criminal, administrative or investigative – and all costs, charges, losses, dam-ages, and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any actual or alleged actions, consents or omissions in or about the execution of their du-ty, or alleged duty, or by reason of	Soweit nicht durch Versicherungen gedeckt oder von Dritten bezahlt, hält die Gesellschaft soweit gesetzlich zulässig, die gegenwärtigen und bisherigen Mitglieder des Verwaltungsrates und der Geschäftsleitung sowie deren Erben, Testamentsvollstrecker und Verwalter aus dem Vermögen der Gesellschaft von allen angedrohten, hängigen, und abgeschlossenen Klagen, Prozessen oder Verfahren – ob zivil-, straf-, verwaltungs- oder untersuchungsrechtlich – schadlos, sowie von allen Kosten, Gebühren, Verlusten, Schäden und Ausgaben, die ihnen oder einem/einer von ihnen, ihren Erben, Testamentsvollstreckern oder Verwaltern durch oder aufgrund von tatsächlichen

the fact that he/she is or was a member of the board of di-rectors or executive committee of the Company or the board of directors (or equivalent corporate body) or the management of one of its subsidiaries, or, while serving as a member of the board of directors or executive committee of the Company, is or was serving at the re-quest of the Company as a director, member of the executive committee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; provided, however, that this indemnity shall not extend to any matter in which any of said persons is found, in a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of his statutory duties as a member of the board of directors or executive committee.	oder vermeintlichen Handlungen, Zustimmungen oder Unterlassungen im Zusammenhang mit der Ausübung ihrer Pflicht oder vermeintlichen Pflicht oder aufgrund der Tatsache, dass er/sie ein Mitglied des Verwaltungsrates oder der Geschäftsleitung der Gesellschaft oder des Verwaltungsrates (oder eines gleichwertigen Gesellschaftsorgans) oder der Geschäftsleitung einer ihrer Konzerngesellschaften ist oder war, oder dass er/sie während seiner/ihrer Tätigkeit als Mitglied des Verwaltungsrates oder der Geschäftsleitung der Gesellschaft, auf Ersuchen der Gesellschaft, als Mitglied des Verwaltungsrates oder der Geschäftsleitung, Angestellter oder Beauftragter einer anderen Kapitalgesellschaft, Personengesellschaft, eines Joint Ventures, eines Trusts oder eines anderen Unternehmens tätig ist oder war, entstanden sind, entstehen oder entstehen könnten, jedoch unter der Voraussetzung, dass sich diese Schadloshaltung nicht auf eine Angelegenheit erstreckt, in der eine der genannten Personen gemäss einem rechtskräftigen Urteil oder Beschluss eines Gerichts oder einer zuständigen Regierungs- oder Verwaltungsbehörde, gegen den kein Rechtsmittel eingelegt werden kann, eine vorsätzliche oder grobfahrlässige Verletzung ihrer gesetzlichen Pflichten als Mitglied des Verwaltungsrates oder der Geschäftsleitung begangen hat.

Without limiting the foregoing paragraph of this article 31, the Company shall advance costs and expenses indemnifiable thereunder to the existing and former members of the board of directors and executive committee to the ex-tent not included in insurance coverage or advanced by third parties. The Company may however recover such advanced costs if any of said persons is found, in a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of his statutory duties as a member of the board of directors or executive committee.	Ohne den vorstehenden Absatz dieses Artikels 31 einzuschränken, hat die Gesellschaft den gegenwärtigen und ehemaligen Mitgliedern des Verwaltungsrates und der Geschäftsleitung die Kosten und Auslagen zu erstatten, die nach diesem Artikel erstattungsfähig sind, soweit sie nicht durch Versicherungen gedeckt sind oder von Dritten vorab erstattet werden. Die Gesellschaft kann jedoch diese vorausbezahlten Konten zurückfordern, wenn eine der genannten Personen in einem rechtskräftigen Urteil oder Beschluss eines Gerichts oder einer zu-ständigen Regierungs- oder Verwaltungsbehörde, gegen das kein Rechtsmittel eingelegt werden kann, wegen vorsätzlicher oder grob-fahrlässiger Verletzung ihrer gesetzlichen Pflichten als Mitglied des Verwaltungsrates oder der Geschäftsleitung verurteilt wird.

VI. AUDITORS	VI. REVISIONSSTELLE

Article 32 Election, Term	Artikel 32 Wahl, Amtsdauer

The General Meeting shall elect one or more accountants as its Auditors in terms of articles 727 et	Die Generalversammlung wählt jedes Jahr eine oder mehrere natürliche oder juristische Personen als

seq. CO every year with the rights and duties determined by law.	Revisionsstelle im Sinne von Artikeln 727 ff. OR mit den im Gesetz festgehaltenen Rechten und Pflichten.

The General Meeting may appoint Special Auditors for a term of up to three years who provide the attestations required for capital increases.	Die Generalversammlung kann für die Dauer von bis zu drei Jahren Sonderrevisoren bestimmen, welche die bei Kapitalerhöhungen erforderlichen Bescheinigungen erbringen.

Article 33 Duties	Artikel 33 Aufgaben

The Auditors shall perform their duties to audit and report whether the accounting, the annual accounts and the proposal regarding allocation of profits is in accordance with law and the articles of association.	Die Revisionsstelle prüft, ob die Buchführung und die Jahresrechnung sowie der Antrag über die Verwendung des Bilanzgewinns Gesetz und Statuten entsprechen.

VII. COMPENSATION AND RELATED PROVISIONS	VII. VERGÜTUNGEN UND VERWANDTE BESTIMMUNGEN

Article 34 Principles of the Compensation of the Board of Directors	Artikel 34 Grundsätze der Vergütung für die Mitglieder des Verwaltungsrats

The compensation payable to the members of the Board of Directors comprises, subject to and within the bounds of the approval by the General Meeting of the total compensation, the following elements:	Die Vergütung für die Mitglieder des Verwaltungsrats umfasst, unter Vorbehalt der Genehmigung durch die Generalversammlung und im Rahmen der durch diese genehmigten Gesamtvergütung, folgende Elemente:

a) a fixed basic remuneration;	a) ein fixes Grundhonorar;

b) a fixed committee fee for work in a committee of the Board of Directors;	b) eine fixe Entschädigung für Tätigkeiten als Mitglied eines Ausschusses des Verwaltungsrats;

c) a lump sum compensation for expenses;	c) eine pauschale Spesenentschädigung;

d) a number of options or shares in the Company, as further outlined in article 43 of the articles of association.	d) eine Anzahl von Optionen oder Aktien der Gesellschaft, gemäss Artikel 43 der Statuten.

The compensation is paid in cash and in form of options or shares in the Company. The board of directors or, to the extent delegated to it, the Compensation Committee shall determine grant, exercise and forfeiture conditions. In particular, they may provide for continuation, acceleration or removal of vesting, exercise and forfeiture conditions, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change-of-control or termination of an employment or mandate agreement. The Company may procure the required shares through purchases in the market, from treasury shares or by using contingent or authorized share capital.	Die Vergütung kann bar und in Form von Optionen und Aktien der Gesellschaft bezahlt werden. Der Verwaltungsrat oder, soweit an ihn delegiert, der Vergütungsausschuss legen Zuteilungs-, Ausübungs- und Verfallsbedingungen fest. Sie können insbesondere vorsehen, dass aufgrund des Eintritts im Voraus bestimmter Ereignisse, wie eines Kontrollwechsels oder der Beendigung des Arbeits-oder Mandatsverhältnisses, Vesting-, Ausübungs-und Verfallsbedingungen weitergelten, verkürzt oder aufgehoben werden, Vergütungen unter der Annahme der Erreichung von Zielwerten ausgerichtet werden oder Vergütungen verfallen. Die Gesellschaft kann die erforderlichen Aktien auf dem Markt erwerben, aus Beständen eigener Aktien entnehmen oder unter Verwendung von bedingtem oder genehmigtem Kapital bereitstellen.

Subject to the approval by the General Meeting, the members of the Board of Directors may receive remuneration in cash at customary conditions for advisory services rendered outside their capacity as Board member for the benefit of the Company or companies under its control. The General Meeting may approve an additional bonus for the members of the Board of Directors in exceptional cases.	Vorbehältlich der Genehmigung durch die Generalversammlung, kann den Mitgliedern des Verwaltungsrats eine Entschädigung in bar zu marktüblichen Konditionen für Beratungstätigkeiten, welche diese ausserhalb ihrer Funktion als Verwaltungsratsmitglied und zu Gunsten der Gesellschaft oder von ihr kontrollierter Gesellschaften erbringen, ausbezahlt werden. Die Generalversammlung kann in Ausnahmefällen einen zusätzlichen Bonus zu Gunsten der Verwaltungsratsmitglieder genehmigen.

The compensation may also be paid for activities in companies that are directly or indirectly controlled by the Company and may be paid by the Company or by a company controlled by it.	Die Vergütung kann auch ausgerichtet werden für Tätigkeiten in Unternehmen, die durch die Gesellschaft direkt oder indirekt kontrolliert werden und kann durch die Gesellschaft oder durch von ihr kontrollierte Unternehmen ausgerichtet werden.

Article 35 Principles of the Compensation of the Executive Committee	Artikel 35 Grundsätze der Vergütung für die Mitglieder der Geschäftsleitung

The compensation payable to the members of the Executive Committee is subject to the approval by the General Meeting and comprises the following elements:	Die Vergütung für die Mitglieder der Geschäftsleitung ist von der Generalversammlung zu genehmigen und umfasst folgende Elemente:

a) a fixed remuneration payable in cash;	a) eine fixe Vergütung in bar;

b) a performance-related remuneration payable in cash (variable);	b) eine erfolgsabhängige Vergütung in bar (variabel);

c) a number of options, shares or equity-lined instruments in the Company (variable), as further outlined in article 43 of the articles of association.	c) eine Anzahl Optionen, Aktien oder anderen eigenkapitalbasierten Instrumenten der Gesellschaft (variabel), gemäss Artikel 43 der Statuten.

The performance-related remuneration depends on the Company’s business success and the individual performance of the member of the Executive Committee based on the achievement of pre-determined targets during a business year. The Board of Directors determines annually at the beginning of each relevant business year the decisive targets and their weighting upon proposal by the Compensation Committee. The amount of the performance-related remuneration in cash for each member of the Compensation Committee is determined by the Board of Directors and may not exceed 100% of the respective individual fixed remuneration for the same year.	Die erfolgsabhängige Vergütung richtet sich nach dem Geschäftserfolg und der individuellen Leistung gemessen nach dem Erreichen bestimmter vordefinierter Ziele über ein Geschäftsjahr. Der Verwaltungsrat definiert jährlich am Anfang jeder Leistungsperiode auf Antrag des Vergütungsausschusses hin die relevanten Ziele und deren Gewichtung. Die Höhe der erfolgsabhängigen Vergütung in bar für das jeweilige Geschäftsleitungsmitglied wird vom Verwaltungsrat festgelegt und darf 100% der im entsprechenden Geschäftsjahr relevanten individuellen, fixen Vergütung nicht überschreiten.

The compensation may also be paid for activities in companies that are directly or indirectly controlled by the Company and may be paid by the Company or by a company controlled by it.	Die Vergütung kann auch ausgerichtet werden für Tätigkeiten in Unternehmen, die durch die Gesellschaft direkt oder indirekt kontrolliert werden und kann durch die Gesellschaft oder durch von ihr kontrollierte Unternehmen ausgerichtet werden.

Article 36 Compensation for new Members of the Executive Committee	Artikel 36 Vergütungen für neue Mitglieder der Geschäftsleitung

If new members of the Executive Committee are appointed and take up their position in the Company after the General Meeting has approved the maximum total compensation for members of the Executive Committee for the year in question, the new members may be paid an additional amount for the period until the next Ordinary Meeting of Shareholder. The additional amount payable to all new members of the Executive Committee may not exceed 50% of the respective total compensation already approved by the General Meeting. The additional compensation may only be paid if the total compensation amount that has been approved by the General Meeting for the compensation of the members of the Executive Committee is insufficient to compensate the newly appointed members. The General Meeting is not required to vote on this additional amount.	Sofern neue Mitglieder der Geschäftsleitung ernannt werden und ihre Stelle antreten, nachdem die Generalversammlung die Gesamtvergütung für die Geschäftsleitungsmitglieder im entsprechenden Jahr genehmigt hat, darf diesen neuen Mitglieder ein zusätzlicher Betrag für die Dauer bis zur nächsten ordentlichen Generalversammlung vergütet werden. Dieser Zusatzbetrag an alle neuen Mitglieder der Geschäftsleitung darf 50% der von der Generalversammlung für das betreffende Jahr bereits genehmigten Gesamtvergütung nicht übersteigen. Der Zusatzbetrag darf nur ausgerichtet werden, sofern und soweit die von der Generalversammlung beschlossenen Vergütungsbeträge an die Geschäftsleitungsmitglieder bis zur nächsten ordentlichen Generalversammlung für die Vergütung der neuen Mitglieder nicht ausreicht. Über den verwendeten Zusatzbetrag stimmt die Generalversammlung nicht ab.

This additional overall compensation is understood to include any settlements for any disadvantage suffered as a result of the change of job.	Mit diesem Zusatzbetrag sind allfällige durch ein Geschäftsleitungsmitglied erlittene Nachteile aufgrund Stellenwechsel abgegolten.

Article 37 Expenses	Artikel 37 Spesen

Expenses which are not covered by the lump sum compensation pursuant to the Company’s expense regulations shall be reimbursed following presentation of the supporting receipts. This additional remuneration is not subject to a separate vote by the General Meeting.	Spesen, welche nicht durch die pauschale Spesenentschädigung gemäss Spesenreglement abgedeckt sind, werden nach Vorlage der entsprechenden Belege rückvergütet. Diese Rückvergütung ist von der Generalversammlung nicht zu genehmigen.

Article 38 Compensation Agreements	Artikel 38 Verträge über die Vergütung

Agreements on compensation with members of the Board of Directors may not exceed the term of maximal one year.	Verträge, die den Vergütungen für die Mitglieder des Verwaltungsrats zugrunde liegen, sind auf maximal ein Jahr befristet.

Employment agreements of the members of the Executive Committee are principally concluded for an indefinite period of time whereas a notice period may not exceed twelve months. If an employment agreement is concluded for a fixed term such term may not exceed one year.	Die Arbeitsverträge der Geschäftsleitungsmitglieder sind grundsätzlich unbefristet, wobei die Kündigungsfrist maximal zwölf Monate betragen darf. Wird ein befristeter Vertrag abgeschlossen, so darf dieser die Dauer von ein Jahr nicht überschreiten.

Article 39 Mandates of a Member of the Board of Directors outside the Company	Artikel 39 Mandate eines Verwaltungsratsmitglieds ausserhalb der Gesellschaft

A member of the Board of Directors may cumulatively assume not more than the following number of mandates in the board of directors, the superior management or an administrative body of a legal entity which is obliged to be registered in the Swiss commercial register or an equivalent foreign register:	Ein Mitglied des Verwaltungsrats darf kumulativ maximal folgende Mandate in einem obersten Leitungs- oder Verwaltungsorgan von Rechtseinheiten, die verpflichtet sind, sich ins Handelsregister oder in ein entsprechendes ausländisches Register eintragen zu lassen, übernehmen:

a) 7 mandates for publicly traded companies pursuant to article 727 para. 1 number 1 CO; and	a) 7 Mandate für Publikumsgesellschaften gemäss Artikel 727 Abs. 1 Ziff. 1 OR; und

b) 8 mandates for companies pursuant to article 727 para. 1 number 2 CO; and	b) 8 Mandate für Gesellschaften gemäss Artikel 727 Abs. 1 Ziff. 2 OR; und

c) 5 mandates for companies which do not fulfil the criteria under a) and b) hereunder.	c) 5 Mandate für Rechtseinheiten, welche die Kriterien gemäss lit. a) und b) hiervor nicht erfüllen.

Mandates held in several legal entities each operating under the same management or same beneficial owner (group) are deemed to be a single mandate.	Mandate von verschiedenen Rechtseinheiten, welche aber derselben Führung oder derselben wirtschaftlichen Eigentümerin unterstehen (Konzern), gelten als ein Mandat, dürfen aber insgesamt vierzig nicht übersteigen.

If a legal entity fulfills several of the above mentioned criteria, it can be freely counted towards any category. The following mandates are excepted from this restrictions:	Erfüllt eine Rechtseinheit mehrere der vorgenannten Kriterien, kann sie beliebig jeder auf sie zutreffenden Kategorie zugerechnet werden. Folgende Mandate sind von diesen Beschränkungen ausgenommen:

a) mandates in legal entities which are controlled by the Company or which control the Company;	a) Mandate in Rechtseinheiten, welche von der Gesellschaft kontrolliert werden oder welche die Gesellschaft kontrollieren;

b) honorary mandates in charitable legal entities.	b) Ehrenamtliche Mandate in gemeinnützigen Rechtseinheiten.

Article 40 Mandates of a Member of the Executive Committee outside the Company	Artikel 40 Mandate eines Geschäftsleitungsmitglieds ausserhalb der Gesellschaft

Each member of the Executive Committee may, with approval of the Board of Directors, cumulatively assume not more than the following number of mandates in the board of directors, the superior management or an administrative body of a legal entity which is obliged to be registered in the Swiss commercial register or an equivalent foreign register:	Jedes Mitglied der Geschäftsleitung darf mit Genehmigung des Verwaltungsrats kumulativ maximal folgende Mandate in einem obersten Leitungs- oder Verwaltungsorgan von Rechtseinheiten, die verpflichtet sind, sich ins Handelsregister oder in ein entsprechendes ausländisches Register eintragen zu lassen, übernehmen:

a) 2 mandates for publicly traded companies pursuant to article 727 para. 1 number 1 CO; and	a) 2 Mandate für Publikumsgesellschaften gemäss Artikel 727 Abs. 1 Ziff. 1 OR; und

b) 3 mandates for companies pursuant to article 727 para. 1 number 2 CO; and	b) 3 Mandate für Gesellschaften gemäss Artikel 727 Abs. 1 Ziff. 2 OR; und

c) 5 mandates for companies which do not fulfil the criteria under litera a) and b) hereunder.	c) 5 Mandate für Rechtseinheiten, welche die Kriterien gemäss lit. a) und b) hiervor nicht erfüllen.

Mandates held in several legal entities each operating under the same management or same beneficial owner (group) are deemed to be a single mandate.	Mandate von verschiedenen Rechtseinheiten, welche aber derselben Führung oder derselben wirtschaftlichen Eigentümerin unterstehen (Konzern), gelten als ein Mandat.

If a legal entity fulfills several of the above mentioned criteria, it can be freely counted towards any category. The following mandates are excepted from this restrictions:	Erfüllt eine Rechtseinheit mehrere der vorgenannten Kriterien, kann sie beliebig jeder auf sie zutreffenden Kategorie zugerechnet werden. Folgende Mandate sind von diesen Beschränkungen ausgenommen:

a) mandates in legal entities which are controlled by the Company or which control the Company;	a) Mandate in Rechtseinheiten, welche von der Gesellschaft kontrolliert werden oder welche die Gesellschaft kontrollieren;

b) honorary mandates in charitable legal entities.	b) Ehrenamtliche Mandate in gemeinnützigen Rechtseinheiten.

Article 41 Loans and Credits	Artikel 41 Darlehen und Kredite

The members of the Board of Directors and the Executive Committee may not be granted any loans, credits or securities. Excepted from the above are advances in the maximum amount of CHF 500’000 per person for attorneys’ fees, court and other similar costs required for the defense of third-party liability claims permitted by article 31.	Den Mitgliedern des Verwaltungsrats und der Geschäftsleitung dürfen keine Darlehen, Kredite oder Sicherheiten gewährt werden. Ausnahme davon bilden Vorschusszahlungen über einen Betrag von maximal CHF 500’000 pro Person für Anwalts-, Gerichts- und ähnliche Kosten zur Abwehr von Verantwortlichkeitsansprüchen, sofern zulässig nach Artikel 31.

Article 42 Pension Funds	Artikel 42 Pensionskasse

The Company shall remunerate members of the Board of Directors only in respect of the employer’s mandatory contributions to social insurance. Above and beyond this, the Company shall not make any contributions to pension funds or other such pension plans. In exceptional cases, contributions such as these may be made subject to a request by the Compensation Committee and the approval of the General Meeting.	Die Gesellschaft leistet für die Mitglieder des Verwaltungsrats die gesetzlichen Arbeitgebersozialversicherungsbeiträge. Abgesehen davon richtet die Gesellschaft keine Beiträge an die Pensionskasse oder andere Vorsorgeeinrichtungen für die Mitglieder des Verwaltungsrats aus. Solche Beiträge können ausnahmsweise auf Antrag des Vergütungsausschusses und nach Genehmigung der Generalversammlung ausgerichtet werden.

Members of the Executive Committee participate in the Company’s pension plans (the Company’s pension fund and the management pension plan). The pension plans conform to the legal requirements (BVG). For members of the Executive Committee, the insured income is defined as the fixed remuneration plus 50% of the target	Die Mitglieder der Geschäftsleitung partizipieren am Pensionsplan der Gesellschaft (Pensionskasse sowie Management Pensionsplan). Der Pensionsplan hat den gesetzlichen Bestimmungen (BVG) zu entsprechen. Das versicherte Einkommen der Mitglieder der Geschäftsleitung entspricht jeweils

performance-related remuneration, up to the legal maximum. Equity-linked income components are not included.	dem Betrag der fixen Vergütung zuzüglich 50% der erfolgsabhängigen Vergütung bis zum gesetzlichen Maximum. Aktienbezogene Vergütungen werden nicht berücksichtigt.

Within the overall compensation approved by the General Meeting, the Company may make additional payments into the Company’s pension funds for the benefit of members of the Executive Committee in order to cover any disadvantage suffered as a result of the change of jobs or to purchase additional pension entitlements. In this context the Company may conclude life insurance policies on behalf of members of the Executive Committee and pay the insurance premiums either fully or in part.	Die Gesellschaft kann zugunsten der Geschäftsleitungsmitglieder und im Rahmen der von der Generalversammlung genehmigten Gesamtvergütungen zusätzliche Einkäufe in die Pensionskasse tätigen, um Nachteile aufgrund von Stellenwechsel auszugleichen oder zugunsten zusätzlicher Rentenansprüche. In diesem Zusammenhang kann die Gesellschaft Lebensversicherungen zugunsten der Mitglieder der Geschäftsleitung abschliessen und die Versicherungsprämien vollumfänglich oder teilweise zahlen.

Upon retirement, the Company may also grant members of the Executive Committee a bridging pension to cover the period between early retirement at 62 and the ordinary age of retirement, if such bridging pension does not exceed 100% of the total annual compensation of the respective member last paid.	Die Gesellschaft kann ihren Geschäftsleitungsmitgliedern eine Überbrückungsrente zusichern, um die Zeitdauer zwischen einer Frühpensionierung ab dem 62. Altersjahr und dem ordentlichen Pensionsalter abzudecken, soweit eine solche Überbrückungsrente 100% der letztmalig an dieses Mitglied bezahlte Jahresvergütung nicht übersteigt.

Article 43 Option and Share Plans	Artikel 43 Options-und Aktienpläne

Under the Company’s Option Plan, the Board of Directors, upon proposal of the Compensation Committee, allocates the participating members of the Executive Committee and the Board of Directors a fixed number of options, shares or other equity-linked instruments with a vesting for a period to be determined by the Board of Directors (the vesting period). At the end of the vesting period, participants in the Option Plan are entitled to exercise the options granted against payment of the strike price. These options to acquire shares in the Company or allocated shares or other equity-linked instruments are subject to the basic principles set out in the following:	Gemäss dem Optionsplan der Gesellschaft, teilt der Verwaltungsrat auf Antrag des Vergütungsausschusses den Mitgliedern der Geschäftsleitung und des Verwaltungsrats eine bestimmte Anzahl Optionen, Aktien oder anderen eigenkapitalbasierten Instrumenten zu, welche einer durch den Verwaltungsrat festzulegenden Sperrfrist unterliegen. Am Optionsplan partizipierende Mitglieder sind nach Ablauf der Sperrfrist berechtigt, die gewährten Optionen gegen Bezahlung des Ausübungspreises auszuüben. Die Optionen, welche zum Erwerb von Aktien an der Gesellschaft berechtigen, bzw. zugeteilten Aktien oder anderen eigenkapitalbasierten Instrumenten unterliegen den folgenden Grundsätzen:

a) it is the sole discretion of the Board of Directors to decide whether to allocate options or shares and to whom;	a) Es liegt im freien Ermessen des Verwaltungsrats, ob und wem Optionen und Aktien zugeteilt werden;

b) each year, the Board of Directors, upon proposal of the Compensation Committee, stipulates the number of options and shares to be allocated, the date of allocation and the strike price;	b) Der Verwaltungsrat bestimmt jährlich auf Antrag des Vergütungsausschusses Anzahl und Datum der Zuteilung sowie Ausübungspreis der Optionen und Aktien;

c) each option incorporates a non-transferable, pre-emptive, and contingent right to acquire a certain number of Company’s shares;	c) Jede Option begründet ein unübertragbares, bedingtes Bezugsrecht eine bestimmte Anzahl Aktien der Gesellschaft zu erwerben;

d)  in the case of a change of control (as defined in the Option Plan) or delisting of the Company’s shares, the vesting period shall end (accelerated vesting) and the participant shall be entitled to exercise the options on a pro rata basis on the day the transaction that led to the change of control or delisting was executed. It is at the sole discretion of the Board of Directors to decide upon proposal of the Compensation Committee whether the financial objectives have been met;

d)  Im Falle eines Kontrollwechsels (gemäss Definition im Optionsplan) oder der Dekotierung der Aktien der Gesellschaft endet die Sperrfrist vorzeitig und das teilnehmende Geschäftsleitungsmitglied ist berechtigt, seine Optionen pro-rata basierend auf dem Stichtag der Transaktion, welche zum Kontrollwechsel geführt hat, oder der Dekotierung der Aktien auszuüben. Der Verwaltungsrat entscheidet nach freiem Ermessen und auf Antrag des Vergütungsausschusses, ob die finanzwirtschaftlichen Ziele in diesem Zusammenhang gegeben sind;

e)  the individual members of the Executive Committee or the Board of Directors participating in the Option Plan are responsible for paying any taxes or social security contributions and for declaring income correctly to the authorities;

e)  Das jeweilige Mitglied der Geschäftsleitung oder des Verwaltungsrats, welches am Optionsplan teilnimmt, ist selber dafür verantwortlich, dass jegliche damit zusammenhängenden Steuern oder Sozialabgaben bezahlt und Einkommen der zuständigen Behörden korrekt gemeldet werden.

f) it is at the sole discretion of the Board of Directors to decide whether to supplement the Option Plan within the bounds of the principles set out above or to discontinue it.	f) Der Verwaltungsrat entscheidet nach freiem Ermessen über Ergänzungen des Optionsplans im Rahmen der obgenannten Grundsätze oder über dessen Beendigung.

The Company may periodically offer shares in the Company to important and long-term employees for a price being at maximum 10% below the average volume-weighted price of the last 30 trading days at the stock exchange. Members of the Board of Directors and the Executive Committee may be included in this programme. The shares acquired thereby shall be blocked for a period of at least 3 years.	Die Gesellschaft kann periodisch Aktien der Gesellschaft zu einem Preis, der maximal 10% unter dem über 30 Börsentage volumengewichteten durchschnittlichen Kurs an der Börse liegt, an wichtige und langjährige Mitarbeiter abgeben. Die Mitglieder des Verwaltungsrats und der Geschäftsleitung können in dieses Programm eingeschlossen werden. Die so erworbenen Aktien sind für mindestens 3 Jahre gesperrt.

VIII. FISCAL YEAR, ACCOUNTING PRINCIPLES, ALLOCATION OF PROFITS	VIII. GESCHÄFTSJAHR, RECHNUNGSLEGUNG, GEWINNVERTEILUNG

Article 44 Fiscal Year	Artikel 44 Geschäftsjahr

The Board of Directors shall determine the start and the end of the Company’s business year.	Der Verwaltungsrat bestimmt, wann das Geschäftsjahr beginnt und wann es endet.

Article 45 Accounting	Artikel 45 Rechnungslegung

The annual accounts consist of the profit and loss statement, the balance sheet, the cash flow statement, the annex and the management report, and shall be	Die Jahresrechnung besteht aus der Erfolgsrechnung, der Bilanz, der Geldflussrechnung, dem Anhang und dem Lagebericht und ist gemäss den Vorschriften des

drawn up pursuant to the provisions of the Swiss Code of Obligations, particularly of articles 958 et seq. CO, and the generally accepted commercial principles and customary rules in that business area.	Schweizerischen Obligationenrechts, insbesondere Artikeln 958 ff. OR, sowie nach den allgemein anerkannten kaufmännischen und branchenüblichen Grundsätzen zu erstellen.

If required by law, the consolidated financial statements shall be drawn in accordance with the provisions of article 962 CO.	Die Konzernrechnung wird, sofern gesetzlich vorgeschrieben, gemäss den Bestimmungen von Artikeln 962 OR erstellt.

Article 46 Allocation of Profits	Artikel 46 Gewinnverteilung

Subject to the legal provisions regarding distribution of profits, the profit as shown on the balance sheet shall be allocated by the General Meeting at its discretion after receipt of the proposals of the Board of Directors and the Auditors.	Die Generalversammlung beschliesst nach Entgegennahme der Anträge des Verwaltungsrates und des Berichtes der Revisionsstelle unter Vorbehalt der gesetzlichen Bestimmungen über die Verwendung des Bilanzgewinnes und setzt die Dividende und den Zeitpunkt ihrer Auszahlung fest.

In addition to the legal reserves, the General Meeting may create supplemental reserves.	Zusätzlich zu den gesetzlichen Reserven kann die Generalversammlung zusätzliche Reserven bereitstellen.

Dividends not claimed within five years after the due date shall remain with the Company and be allocated to the general reserves.	Dividenden, die nicht innerhalb von fünf Jahren nach dem Fälligkeitstag beansprucht werden, verbleiben bei der Gesellschaft und werden den allgemeinen Rücklagen zugeführt.

IX. DISSOLUTION AND LIQUIDATION	IX. AUFLÖSUNG UND LIQUIDATION

Article 47 Dissolution and Liquidation	Artikel 47 Auflösung und Liquidation

The dissolution and liquidation of the Company shall take place in accordance with the provisions of the Swiss Code of Obligations.	Für die Auflösung und Liquidation der Gesellschaft gelten die Bestimmungen des Schweizerischen Obligationenrechts.

X. NOTICES AND PUBLICATIONS	X. MITTEILUNGEN UND BEKANNTMACHUNGEN

Article 48 Notices and Publications	Artikel 48 Mitteilungen und Bekanntmachungen

The Swiss Official Gazette of Commerce (SOGC) is the official publication medium.	Das Schweizerische Handelsamtsblatt (SHAB) ist das offizielle Publikationsmedium.

Shareholder communications and notices the shareholders shall be made by publication in the Swiss Official Gazette of Commerce or sent by mail or e-mail to the addresses registered in the share register.	Mitteilungen und Bekanntmachungen an die Aktionäre erfolgen durch Publikation im Schweizerischen Handelsamtsblatt oder durch Brief oder E-Mail an die im Aktienbuch verzeichneten Adressen.

Unless the law provides otherwise, notices shall be given to creditors by publication in the Swiss Official	Bekanntmachungen an die Gläubiger erfolgen in den vom Gesetz vorgeschriebenen Fällen durch

Gazette of Commerce. The Board of Directors may assign further means of communication.	Veröffentlichung im Schweizerischen Handelsamtsblatt, dem Publikationsorgan der Gesellschaft. Der Verwaltungsrat kann weitere Publikationsmittel bezeichnen.

XI. QUALIFIED FACTS	XI. QUALIFIZIERTE TATBESTÄNDE

Article 49 Contribution in Kind	Artikel 49 Sacheinlage

In connection with the capital increase of [Date], and in accordance with the contribution in kind agreement as of [Date] (the Contribution in Kind Agreement), the Company acquires [22’001’871] ordinary shares of Oculis Merger Sub II Ltd. with registered seat in George Town, Cayman Islands, from [Name] (Contributor), acting in its own name but on behalf of the shareholders Oculis Merger Sub II Ltd. The shares of Oculis Merger Sub II Ltd are acquired for a total value of CHF [Amount]. Based on the Contribution in Kind Agreement and as consideration, the Company issues to the Contributor, acting in its own name but for the account of the holders of ordinary shares of Oculis Merger Sub II Ltd, a total of [Number] fully paid Shares with a with a par value of CHF 0.01 each and an aggregate par value of CHF [Amount]. The difference between the aggregate par value of the issued shares and the total value of CHF [Amount] is allocated to the statutory capital contribution reserves of the Company.	Die Gesellschaft übernimmt bei der Kapitalerhöhung vom [Datum] gemäss Sacheinlagevertrag vom [Datum] (Sacheinlagevertrag) [22’001’8711] Aktien (ordinary shares) der Oculis Merger Sub II Ltd. mit Sitz in George Town, Cayman Islands, von [Name] (Einlegerin), handelnd im eigenen Namen aber auf Rechnung der Aktionäre der Oculis Merger Sub II Ltd. Die Aktien der Oculis Merger Sub II Ltd werden zu einem Übernahmewert von insgesamt CHF [Betrag] übernommen. Im Einklang mit dem Sacheinlagevertrag weist die Gesellschaft als Gegenleistung der Einlegerin, handelnd im eigenen Namen aber auf Rechnung der er Inhaber der Aktien Oculis Merger Sub II Ltd, insgesamt [Anzahl] voll einbezahlte Aktien mit einem Nennwert von je CHF 0.01 und gesamthaft CHF [Betrag] zu. Die Gesellschaft weist die Differenz zwischen dem totalen Nennwert der ausgegebenen Aktien und dem Übernahmewert der Sacheinlage im Gesamtbetrag von CHF [Betrag] den gesetzlichen Kapitaleinlagereserven der Gesellschaft zu.

In connection with the capital increase of [Date], and in accordance with the contribution in kind agreement as of [Date] (the Contribution in Kind Agreement), the Company acquires 20’348’322 shares of Oculis SA with registered seat in Ecublens (VD), Switzerland, from [Name] (Contributor), acting in its own name but on behalf of the shareholders Oculis SA. The shares of Oculis SA are acquired for a total value of CHF [Amount]. Based on the Contribution in Kind Agreement and as consideration, the Company issues to the Contributor, acting in its own name but for the account of the holders of ordinary shares of Oculis SA, a total of [Number] fully paid Shares with a with a par value of CHF 0.01 each and an aggregate par value of CHF [Amount]. The difference between the aggregate par value of the issued shares and the total value of CHF [Amount] is allocated to the statutory capital contribution reserves of the Company.	Die Gesellschaft übernimmt bei der Kapitalerhöhung vom [Datum] gemäss Sacheinlagevertrag vom [Datum] (Sacheinlagevertrag) 20’348’322 Aktien der Oculis SA mit Sitz in Ecublens (VD), Schweiz, von [Name] (Einlegerin), handelnd im eigenen Namen aber auf Rechnung der Aktionäre der Oculis SA. Die Aktien der Oculis SA werden zu einem Übernahmewert von insgesamt CHF [Betrag] übernommen. Im Einklang mit dem Sacheinlagevertrag weist die Gesellschaft als Gegenleistung der Einlegerin, handelnd im eigenen Namen aber auf Rechnung der Aktionäre der Oculis SA, insgesamt [Anzahl] voll einbezahlte Aktien mit einem Nennwert von je CHF 0.01 und gesamthaft CHF [Betrag] zu. Die Gesellschaft weist die Differenz zwischen dem totalen Nennwert der ausgegebenen Aktien und dem Übernahmewert der Sacheinlage im Gesamtbetrag von CHF [Betrag] den gesetzlichen Kapitaleinlagereserven der Gesellschaft zu.

[PLACE]/[DATE]	[ORT]/[DATUM]

1 Maximum number assuming no redemptions by EBAC’s shareholders.

Annex C

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on [insert date] between European Biotech Acquisition Corp. (the “Surviving Company”) and Oculis Merger Sub I Company (the “Merging Company”).

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement dated October 17, 2022 and made between, amongst others, the Surviving Company and the Merging Company (as it may be amended, modified or supplemented, the “Business Combination Agreement”) a copy of which is annexed at Annexure 1 hereto.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2	The surviving company (as defined in the Statute) is the Surviving Company.

3

The registered office of the Surviving Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the registered office of the Merging Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

4

Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$22,100 divided into 200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 20,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each and the Surviving Company will have [insert number] Class A ordinary shares and [insert number] Class B ordinary shares in issue.

5

Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each and the Merging Company will have one ordinary share in issue.

6

The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the “Effective Date”).

7

The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Business Combination Agreement in the form annexed at Annexure 1 hereto.

8

The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

9	The Amended and Restated Memorandum and Articles of Association of the Surviving Company immediately prior to the Merger shall be its memorandum and articles of association after the Merger.

10	There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

11	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13	The names and addresses of each director of the surviving company (as defined in the Statute) are:

13.1	[Insert name of Director] of [Insert personal/business address of Director];

13.2	[Insert name of Director] of [Insert personal/business address of Director]; and

13.3	[repeat for all Directors of the surviving company (i.e. the merged entity)].

14	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

15

This Plan of Merger has been authorised by the shareholders of each of the Surviving Company and the Merging Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Surviving Company and Merging Company, as applicable.

16	At any time prior to the Effective Date, this Plan of Merger may be:

16.1	terminated by the board of directors of either the Surviving Company or the Merging Company;

16.2	amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)

effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

17	This Plan of Merger may be executed in counterparts.

18	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

[signature page to follow]

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
European Biotech Acquisition Corp.	)

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Oculis Merger Sub I Company	)

Annexure 1

the Business Combination Agreement

Annexure 2

Amended and Restated Memorandum and Articles of Association of the Surviving Company

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers

Under Swiss corporate law, an indemnification by the corporation of a director or member of the executive committee in relation to potential personal liability is not effective to the extent the director or member of the executive committee intentionally or grossly negligently violated his or her corporate duties towards the corporation. Furthermore, the general meeting of shareholders may discharge the directors and members of the executive committee from liability for their conduct to the extent the respective facts are known to shareholders. Such discharge is effective only with respect to claims of the company and of those shareholders who approved the discharge or who have since acquired their shares in full knowledge of the discharge. Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss corporate law, including shareholders of the corporation.

The Proposed Articles of Association provide for indemnification of the existing and former members of the board of directors or the executive committee against liabilities arising in connection with the performance of their duties in such capacity. In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer.

We have entered into indemnification agreements with each of the members of our board of directors and executive officers, the form of which has been filed as an exhibit to this proxy statement/prospectus.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit Number	Description

2.1†+	Business Combination Agreement, dated as of October 17, 2022, by and among EBAC and Oculis (included as Annex A to the proxy statement/prospectus).

2.2*	Form of Plan of Merger, by and between EBAC and Merger Sub 1 (included as Annex C) to the proxy statement/prospectus).

3.1	Amended and Restated Memorandum and Articles of Association of EBAC (incorporated by reference to the corresponding exhibit to EBAC’s Current Report on Form 8-K filed with the SEC on March 18, 2021).

3.2+	Articles of Association of New Parent (included as Annex B to the proxy statement/prospectus).

4.1	Specimen Unit Certificate (incorporated by reference to the corresponding exhibit to EBAC’s Registration Statement on Form S-1/A (No. 333-253220) filed with the SEC on March 4, 2021).

4.2	Specimen Class A Ordinary Share Certificate (incorporated by reference to the corresponding exhibit to EBAC’s Registration Statement on Form S-1/A (No. 333-253220) filed with the SEC on March 4, 2021).

4.3	Specimen Warrant Certificate (incorporated by reference to the corresponding exhibit to EBAC’s Registration Statement on Form S-1/A (No. 333-253220) filed with the SEC on March 4, 2021.

4.4	Warrant Agreement, dated March 15, 2021, between EBAC and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to EBAC’s Current Report on Form 8-K filed with the SEC on March 18, 2021).

4.5	Registration Rights and Shareholder Agreement, dated March 15, 2021, between EBAC and certain security holders (incorporated by reference to Exhibit 10.3 to EBAC’s Current Report on Form 8-K filed with the SEC on March 18, 2021).

4.6	A Letter Agreement, dated March 15, 2021, among EBAC and its officers, certain of its directors and the Sponsor (incorporated by reference to Exhibit 10.1 to EBAC’s Current Report on Form 8-K filed with the SEC on March 18, 2021).

4.7*	Form of Warrant Assignment and Assumption Agreement, by and among EBAC, New Parent and the Exchange Agent.

4.8**	Specimen Common Stock Certificate of New Parent.

5.1*	Form of Opinion of VISCHER AG, Swiss counsel to Oculis, as to the validity of the New Parent Shares and New Parent Warrants being registered.

8.1**	Opinion of Davis Polk & Wardwell LLP regarding certain tax matters.

8.2*	Form of opinion of VISCHER AG regarding certain Swiss tax matters.

10.1	Investment Management Trust Agreement, dated March 15, 2021, between EBAC and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to EBAC’s Current Report on Form 8-K filed with the SEC on March 18, 2021).

10.2	Oculis Shareholder Support Agreement, dated as of October 17, 2022, by and among Oculis, EBAC the other parties thereto (incorporated by reference to Exhibit 10.4 to EBAC’s Current Report on Form 8-K filed with the SEC on October 17, 2022).

10.3	Sponsor Support Agreement, dated as of October 17, 2022, by and among the Sponsor, EBAC and Oculis (incorporated by reference to Exhibit 10.5 to EBAC’s Current Report on Form 8-K filed with the SEC on October 17, 2022).

10.4	Form of PIPE Subscription Agreement by and among EBAC and certain investors party thereto (incorporated by reference to Exhibit 10.1 to EBAC’s Current Report on Form 8-K filed with the SEC on October 17, 2022).

10.5	Convertible Loan Agreement, dated October 17, 2022 by and among Oculis SA and certain shareholders party thereto (incorporated by reference to Exhibit 10.2 to EBAC’s Current Report on Form 8-K filed with the SEC on October 17, 2022).

10.6	Form of Shareholder Non-Redemption Agreement, by and among Sponsor and certain investors party thereto (incorporated by reference to Exhibit 10.3 to EBAC’s Current Report on Form 8-K filed with the SEC on October 17, 2022).

10.7	Form of Amended and Restated Registration Rights and Lock-Up Agreement, dated as of October 17, 2022, by and among New Parent and the other signatories to be a party thereto (incorporated by reference to Exhibit 10.6 to EBAC’s Current Report on Form 8-K filed with the SEC on October 17, 2022).

10.8+††	License Agreement by and among Alcon Research, LTD., and Oculis, dated December 19, 2018.

10.9+††	Amendment to License Agreement by and among Alcon Research, LTD. and Oculis, dated September 11, 2020.

10.10*	Form of New Parent Director and Officer Indemnification Agreement.

10.11+††	Letter Agreement by and among Novartis Technology LLC and Oculis, dated October 12, 2021.

10.12+††	License Agreement by and among Accure Therapeutics SL and Oculis, dated January 29, 2022.

10.13*	Form of Stock Option and Incentive Plan Regulation 2023 of Oculis Holding AG.

10.14	Administrative Services Agreement, dated March 15, 2021, between EBAC and the Sponsor (incorporated by reference to Exhibit 10.4 to EBAC’s Current Report on Form 8-K filed with the SEC on March 18, 2021).

10.15	Form of EBAC Indemnity Agreement (incorporated by reference to Exhibit 10.4 to EBAC’s Registration Statement on Form S-1/A filed with the SEC on March 4, 2021).

21.1*	List of subsidiaries of New Parent.

23.1*	Consent of PricewaterhouseCoopers SA, independent registered public accounting firm for Oculis.

23.2*	Consent of Marcum LLP, independent registered public accounting firm for EBAC.

23.3*	Consent of VISCHER AG (included in Exhibit 5.1).

23.4**	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.1).

23.5*	Consent of VISCHER AG (included in Exhibit 8.2).

99.1*	Form of Proxy Card for EBAC Extraordinary General Meeting.

99.2*	Consent of Christina Ackermann to be named as a director.

99.3*	Consent of Lionel Carnot to be named as a director.

99.4*	Consent of Pravin Dugel, M.D. to be named as a director.

99.5*	Consent of Martijn Kleijwegt to be named as a director.

99.6*	Consent of Geraldine O’Keeffe to be named as a director.

99.7*	Consent of Anthony Rosenberg to be named as a director.

107+	Filing Fee Table

*	Filed herewith

**	To be filed by amendment.

†	Certain schedules and exhibits to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplemental copies of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

††	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

+	Previously filed.

Item 22. Undertakings

The undersigned registrant, hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)

That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to: (i) respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in clause (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Zug, Switzerland on January 6, 2023.

OCULIS HOLDING AG

By:	/s/ Eduardo Bravo Fernandez de Araoz
	Name:	Eduardo Bravo Fernandez de Araoz
	Title:	Director
Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Eduardo Bravo Fernandez de Araoz	Director	January 6, 2023
Eduardo Bravo Fernandez de Araoz	Principal Executive Officer

/s/ Riad Sherif	Director	January 6, 2023
Riad Sherif	Principal Financial and Accounting Officer

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned has signed this registration statement, solely in the capacity as the duly authorized representative of the Registrant, in Boston, Massachusetts, on January 6, 2023.

/s/ Sylvia Cheung
Sylvia Cheung